


10016024

Monday, July 5, 2010

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Travelsky Technology Limited -- Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34687)

Dear Sirs:

On behalf of Travelsky Technology Limited, enclosed are copies of documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

中国民航信息网络股份有限公司
TravelSky Technology Limited

地址：中国 北京 海淀区科学院南路 2 号融科资讯中心C座南楼18-20层 邮编：100190
电话：(86 10) 62508866 传真：(86 10) 62508523

If you have any questions in connection with this matter, please let us know.

Very truly yours,



Yu Xiaochun
Company Secretary
Tel:8610-8409 9655
Fax:8610-8409 9689
Email:ir@travelsky.com

Enclosures:

- Copies of all announcement of the Company from July,2009 to June,2010.
- All circular of the Company from July,2009 to June,2010.
- Interim report 2009
- Annual report 2009

Listed Company Informatic

Stock Name: TRAVELSKY TECH **Stock Code:** 00696

From Date: 30/06/2009 **To Date:** 01/07/2010

Release Time	Document
ANNOUNCEMENT	
02/07/2009 09:38	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
10/07/2009 16:55	Announcements and Notices - [Results of EGM/SGM] RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING
03/08/2009 16:40	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
14/08/2009 12:37	Announcements and Notices - [Date of Board Meeting] DATE OF BOARD MEETING (68KB, PDF)
28/08/2009 13:31	Announcements and Notices - [Interim Results] ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED JUNE 30,
31/08/2009 22:23	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS TECHNOLOGY SERVICES
01/09/2009 12:42	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
02/09/2009 12:31	Announcements and Notices - [Waiver in respect of Connected WAIVERS IN RELATION TO CONNECTED TRANSACTIONS (102KB, PDF)
03/09/2009 16:29	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS (89KB, PDF)
22/09/2009 16:26	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS (47KB, PDF)
28/09/2009 19:21	Regulatory Announcement & News The Listing Committee criticises Travelsky Technology Limited
02/10/2009 14:57	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
20/10/2009 18:31	Announcements and Notices - [Change in Compliance Adviser] ANNOUNCEMENT - APPOINTMENT OF COMPLIANCE ADVISER (55KB, PDF)
02/11/2009 11:28	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
04/11/2009 17:50	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS (163KB, PDF)
09/11/2009 16:43	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS (84KB, PDF)
01/12/2009 11:25	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
23/12/2009 18:49	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS TENANCY AGREEMENT (78KB,
29/12/2009 18:29	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS (181KB, PDF)
30/12/2009 20:05	Announcements and Notices - [Results of EGM/SGM] ANNOUNCEMENT RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL
04/01/2010 11:47	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
15/01/2010 10:58	Announcements and Notices - [Suspension] EXCHANGE NOTICE - SUSPENSION OF TRADING (1KB, HTM)
15/01/2010 12:24	Announcements and Notices - [Suspension] SUSPENSION OF TRADING (38KB, PDF)
26/01/2010 22:53	Announcements and Notices - [Price-Sensitive Information] ANNOUNCEMENT (180KB, PDF)
27/01/2010 06:11	Announcements and Notices - [Major Transaction / Price- MAJOR TRANSACTION AND RESUMPTION OF TRADING (188KB, PDF)
27/01/2010 09:29	Announcements and Notices - [Resumption] EXCHANGE NOTICE - RESUMPTION OF TRADING (1KB, HTM)
01/02/2010 12:01	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
12/02/2010 12:36	Announcements and Notices - [Delay in Dispatch of Circular or ANNOUNCEMENT - DELAY IN DESPATCH OF CIRCULAR (167KB, PDF)
26/02/2010 22:37	Announcements and Notices - [Major Transaction / Delay in MAJOR TRANSACTION - WRITTEN SHAREHOLDERS' APPROVAL AND

Listed Company Informatic

Stock Name:	TRAVELSKY TECH	Stock Code:	00696
From Date:	30/06/2009	To Date:	01/07/2010

Date	Time	Details
02/03/2010	10:59	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
16/03/2010	22:58	Announcements and Notices - [Results of EGM/SGM / Change in ANNOUNCEMENT - RESOLUTIONS PASSED AT THE EXTRAORDINARY
23/03/2010	20:15	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS (206KB, PDF)
29/03/2010	21:10	Announcements and Notices - [Amendment of Constitutional PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION (106KB,
01/04/2010	12:40	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
08/04/2010	18:56	Announcements and Notices - [Date of Board Meeting] DATE OF BOARD MEETING (171KB, PDF)
22/04/2010	13:58	Announcements and Notices - [Final Results / Dividend or ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED
04/05/2010	13:11	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
18/05/2010	21:37	Announcements and Notices - [Connected Transaction / VOTING RESULTS OF THE RESOLUTIONS PASSED AT THE EXTRAORDINARY
01/06/2010	18:10	Monthly Returns Monthly Return of Equity Issuer on Movements in Securities
02/06/2010	22:38	Announcements and Notices - [Continuing Connected CONTINUING CONNECTED TRANSACTIONS (133KB, PDF)
10/06/2010	17:57	Announcements and Notices - [Change in Registered Address or CHANGE OF REGISTERED ADDRESS (92KB, PDF)
25/06/2010	18:42	Announcements and Notices - [Results of AGM / Dividend or VOTING RESULTS OF THE RESOLUTIONS PASSED AT THE ANNUAL

CIRCULARS

Date	Time	Details
12/11/2009	16:36	Circulars - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTIONS AND NOTICE OF EGM (329KB,
12/11/2009	16:38	Announcements and Notices - [Notice of EGM/SGM / Closure of NOTICE OF EXTRAORDINARY GENERAL MEETING (96KB, PDF)
28/01/2010	17:38	Circulars - [Re-election or Appointment of Director subject ELECTIONS AND RE-ELECTIONS OF DIRECTORS AND SUPERVISORS AND
28/01/2010	17:41	Announcements and Notices - [Notice of EGM/SGM / Closure of NOTICE OF EXTRAORDINARY GENERAL MEETING (173KB, PDF)
02/03/2010	06:08	Circulars - [Major Transaction] MAJOR TRANSACTION - ACQUISITION OF LAND IN BEIJING (587KB,
01/04/2010	13:04	Circulars - [Continuing Connected Transaction / Connected CONTINUING CONNECTED TRANSACTIONS, PROPOSED AMENDMENTS TO THE
01/04/2010	13:14	Announcements and Notices - [Notice of EGM/SGM / Closure of NOTICE OF EXTRAORDINARY GENERAL MEETING (179KB, PDF)
30/04/2010	12:32	Circulars - [Explanatory Statement for Repurchase of Shares / PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE
30/04/2010	12:38	Announcements and Notices - [Notice of AGM / Closure of Books NOTICE OF ANNUAL GENERAL MEETING; NOTICE OF CLASS MEETING FOR

INTERIM REPORT & ANNUAL REPORT

Date	Time	Details
07/09/2009	16:42	Financial Statements - [Interim/Half-Year Report] Interim Report 2009 (414KB, PDF)
30/04/2010	13:48	Financial Statements - [Annual Report] 2009 Annual Report (1111KB, PDF)


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/06/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("Company")
Date Submitted: 02/07/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						
Total A. (Ordinary shares)					Nil	
(Preference shares)					NA	
(Other class)					NA	

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
2. (/ /)						
3. (/ /)						
4. (/ /)						

For each warrant (1–4):

Stock code (if listed)

Class of shares issuable *(Note 1)*

Subscription price

EGM approval date (if applicable) (dd/mm/yyyy) (/ /)

Total B. (Ordinary shares)

(Preference shares)

(Other class)

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
			Total C. (Ordinary shares)			
			(Preference shares)			
			(Other class)			

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares) (Preference shares) (Other class)	______ ______ ______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING

The Board announces that on 10 July 2009, the Resolution set out in the notice convening the EGM was duly passed by way of poll at the EGM.

References are made to the circular ("CCT Circular") dated 25 May 2009 of the Company in relation to the Continuing Connected Transactions. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the CCT Circular.

VOTING RESULTS OF THE EGM

The Board announces that the EGM was duly held at 11:00 a.m. on 10 July 2009, at which the Resolution (as defined below) set out in the notice of the EGM dated 25 May 2009 (as contained in the CCT Circular) was duly passed by way of poll by the Independent Shareholders at the EGM.

As at 10 July 2009, there were 1,950,806,393 shares in the capital of the Company entitling the holders to attend the EGM.

With respect to the ordinary resolution regarding the Annual Caps and the Continuing Connected Transactions contemplated under the Southern Airline Services Agreement for the year ending 31 December 2009 as shown in the CCT Circular ("Resolution"), Southern Holding which holds 232,921,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 11.94% of the 1,950,806,393 shares in the capital of the Company entitling the holders to attend the EGM, did not attend the EGM and abstained from voting on the Resolution at the EGM. Xiamen Airlines Limited (廈門航空有限公司) (associates of Southern Holding) which holds 43,849,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 2.25% of the 1,950,806,393 shares in the capital of the Company entitling the holders to attend the EGM, did not attend the EGM and abstained from voting on the Resolution at the EGM. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Resolution at the EGM was 1,674,036,393 shares. There was no share of the Company entitling the Independent Shareholders to attend and vote only against the Resolution at the EGM.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the EGM (Note). The poll results of the EGM are as follows:

Ordinary resolution	Number of votes (%)	
	For	Against
To approve the Southern Airline Services Agreement, all transactions contemplated thereby and the Annual Caps for the year ending 31 December 2009.	1,263,162,441 shares (99.99%)	180,000 shares (0.01%)

Note: The poll results were subject to scrutiny by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers (Certified Public Accountants in Hong Kong). The work performed by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
10 July 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/07/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")

Date Submitted: 03/08/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares *(Note 1)*						
2. (/ /) shares *(Note 1)*						
3. (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil

(Preference shares) NA

(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)

(Preference shares)

(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E. (Ordinary shares)		______	
		(Preference shares)		______	
		(Other class)		______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

DATE OF BOARD MEETING

The board (the "Board") of directors (the "Directors") of TravelSky Technology Limited (the"Company") hereby announces that the meeting of the Board will be held on Friday, 28 August 2009, for the purpose of, among other matters, considering and approving the interim results for the six months ended 30 June 2009.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
14 August 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2009

The board of directors (the "**Board**") of TravelSky Technology Limited (the "**Company**") hereby presents the unaudited condensed consolidated interim results of the Company and its subsidiaries (the "**Group**") for the six months ended June 30, 2009.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at June 30, 2009 Unaudited	As at December 31, 2008 Audited (Note 3)
ASSETS			
Non-current assets			
Property, plant and equipment, net	8	989,821	1,004,445
Intangible assets, net		102,336	17,070
Lease prepayment for land use right, net	8	110,584	19,314
Investments in associated companies		105,016	103,665
Other long-term assets		8,961	8,962
Deferred income tax assets		6,768	6,810
		1,323,486	1,160,266

	Note	As at June 30, 2009 Unaudited	As at December 31, 2008 Audited (Note 3)
Current assets			
Inventories		4,923	9,877
Accounts receivable, net	9	188,758	164,400
Due from associated companies		10,457	6,556
Due from related parties, net		1,070,894	944,759
Income tax receivable		69,553	45,104
Prepayments and other current assets		235,701	313,368
Short-term bank deposits		2,012,538	2,324,728
Cash and cash equivalents		1,941,764	1,326,473
		5,534,588	5,135,265
Total assets		6,858,074	6,295,531
EQUITY			
Capital and reserves attributable to equity holders			
Paid in capital		1,950,806	1,776,315
Reserves	6	2,302,400	2,171,729
Retained earnings			
— Proposed final cash dividend	7	—	362,850
— Others		1,386,428	1,126,290
		5,639,634	5,437,184
Minority interest		104,612	98,810
Total equity		5,744,246	5,535,994
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		180	180

Current liabilities			
Accounts payable and accrued liabilities	10	**811,248**	696,607
Due to related parties		**293,261**	47,428
Income tax payable		**6,637**	12,138
Deferred revenue		**2,502**	3,184
		1,113,648	759,357
Total liabilities		**1,113,828**	759,357
Total equity and liabilities		**6,858,074**	6,295,531
Net current assets		**4,420,940**	4,375,908
Total assets less current liabilities		**5,744,426**	5,536,174

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts expressed in thousands of Renminbi, except per share data)

		Unaudited	
		Six months ended June 30,	
	Note	**2009**	2008
			(Note 3)
Revenues			
Aviation information technology services		**847,409**	795,640
Accounting, settlement and clearing services		**122,893**	133,150
Data network and others		**221,264**	197,128
Total revenues	2	**1,191,566**	1,125,918
Operating expenses			
Business taxes and other surcharges		**(42,204)**	(40,287)
Depreciation and amortisation		**(169,951)**	(168,778)
Network usage		**(45,384)**	(39,522)
Personnel		**(197,442)**	(182,221)
Operating lease rentals		**(32,072)**	(38,617)
Technical support and maintenance fees		**(71,868)**	(70,154)
Commission and promotion expenses		**(127,868)**	(144,067)
Other operating expenses		**(110,544)**	(100,752)
Total operating expenses		**(797,333)**	(784,398)
Operating profit		**394,233**	341,520
Financial income, net		**46,768**	43,164
Share of results of associated companies		**5,911**	6,907
Profit before taxation		**446,912**	391,591
Income tax	4	**(73,817)**	(64,236)
Profit after taxation		**373,095**	327,355

	Note		
Other Comprehensive income:			
Currency translation differences		**(247)**	(2,957)
Other Comprehensive income for the period, net of tax		**(247)**	(2,957)
Total comprehensive income for the period		**372,848**	324,398
Profit attributable to:			
Equity holders of the Company		**364,106**	316,590
Minority interest		**8,989**	10,765
		373,095	327,355
Total comprehensive income attributable to:			
Equity holders of the Company		**363,859**	313,633
Minority interest		**8,989**	10,765
		372,848	324,398
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	5	**0.19**	0.17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. Principal accounting policies and basis of presentation

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Accounting Standard 34 "Interim financial reporting", and have been reviewed by the Audit Committee of the Company.

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009:

- IAS 1 (revised), 'Presentation of financial statements';
- IFRS 8, 'Operating segments'; and
- IFRS 1 (Amendment), 'First time adoption of IFRS' and IAS 27 'Consolidated and separate financial statements'.

2. Revenue

Revenue mainly comprises the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.

3. Business combination

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company would acquire from China TravelSky Holding Company ("CTHC") 100% equity interest in Accounting Center of China Aviation Company Limited ("ACCA") and the property located in Dongxing Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") ("Property"). ACCA is engaged in the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies. The acquisition was completed on March 3, 2009 and the consideration was satisfied by the issue and allotment of 174,491,393 new domestic shares of the Company to CTHC (137,499,218 shares for the acquisition of ACCA, while 36,992,175 shares for the acquisition of the Property).

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA will be accounted for as a common control business combination. The Company adopted merger accounting for common control combination. Hence, the comparative amounts in the consolidated financial statement are presented as if ACCA had been acquired at the earlist period presented. Below is the impact of the acquisition to the condensed financial statement.

June 30, 2009

	The Group before acquiring ACCA	ACCA	Adjustments *(Note)*	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS				
Non-current assets	1,503,499	148,170	(328,183)	1,323,486
Current assets	4,661,598	877,890	(4,900)	5,534,588
Total assets	6,165,097	1,026,060	(333,083)	6,858,074
EQUITY				
Paid in capital	1,950,806	759,785	(759,785)	1,950,806
Reserve	1,925,806	(55,008)	431,602	2,302,400
Retained earnings	1,272,069	114,359	—	1,386,428
Minority interest	104,612	—	—	104,612
Total equity	5,253,293	819,136	(328,183)	5,744,246
LIABILITY				
Non-current liabilities	180	—	—	180
Current liabilities	911,624	206,924	(4,900)	1,113,648
Total liabilities	911,804	206,924	(4,900)	1,113,828
Total equity and liabilities	6,165,097	1,026,060	(333,083)	6,858,074

Note: There above adjustments were i) the adjustment to offset the inter-group balance of current assets and liabilities between the Company and ACCA; ii) the adjustment to offset the long-term investment between the Company and ACCA.

December 31, 2008

	The Group before acquiring ACCA	ACCA	Adjustments *(Note)*	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS				
Non-current assets	1,007,222	153,044	—	1,160,266
Current assets	4,233,985	906,180	(4,900)	5,135,265
Total assets	5,241,207	1,059,224	(4,900)	6,295,531
EQUITY				
Paid in capital	1,776,315	759,785	(759,785)	1,776,315
Reserve	1,466,952	(55,008)	759,785	2,171,729
Retained earnings	1,416,679	72,461	—	1,489,140
Minority interest	98,810	—	—	98,810
Total equity	4,758,756	777,238	—	5,535,994
LIABILITY				
Non-current liabilities	180	—	—	180
Current liabilities	482,271	281,986	(4,900)	759,357
Total liabilities	482,451	281,986	(4,900)	759,537
Total equity and liabilities	5,241,207	1,059,224	(4,900)	6,295,531

Note: **The above adjustments were i) the adjustment to offset the inter-group balance of current assets and liabilities between the Company and ACCA; ii) the adjustment to the increase in the reserve of the Company as a result of the acquisition of ACCA.**

4. Taxation

The Corporate Income Tax Law of the People's Republic of China ("new CIT Law") was implemented since January 1, 2008 as approved by the National People's Congress on March 16, 2007, pursuant to which, the new CIT Law unified the income tax rate of enterprises in China to 25%, starting from January 1, 2008. Pursuant to relevant requirements, enterprises recognized as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was again approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

In addition to being approved as a "High and New Technology Enterprise", the Company was also approved and certified by relevant authorities as an "Important Software Enterprise" for the year 2006, 2007 and 2008 which allows the Company to enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid by the Company at the rate of 15% over this preferential income tax rate of 10% should be recognized in the period which the Company obtained its "Important Software Enterprise" certification.

5. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following:

	Unaudited Six months ended June 30,	
	2009	2008
Earnings *(RMB'000)*		
Earnings for the purpose of calculating the basic and dilutive earnings per share	**364,106**	316,590
Numbers of shares *('000)*		
Weighted average number of ordinary shares in issue *(Note)*	**1,938,476**	1,913,814
Earnings per share *(RMB)*		
Basic and dilutive	**0.19**	0.17

Note: The number of shares in issue for the six months ended June 30, 2009 and 2008 have been adjusted for the 137,499,218 share issued to CTHC on March 3, 2009 (Note 3) for the acquisition of ACCA as if these shares were issued for all periods presented.

6. Reserve

The appropriation to the discretionary surplus reserve fund for the year 2008 was approved in the annual general meeting held on June 5, 2009.

RMB103,967,000, representing 20% of the Company's net profit of year 2008, was transferred to the discretionary surplus reserve fund for the six months ended June 30, 2009.

7. Dividend Distribution

The equity holders in the annual general meeting of the Company held on June 5, 2009 approved the distribution of a final dividend of RMB206,850,000 and a special dividend of RMB156,000,000 in cash, aggregating to RMB362,850,000 (RMB0.186 per share) for Year 2008. The dividends are related to the undistributed profit generated before January 1, 2008. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2009.

8. Property, plant and equipment and lease prepayment for land use right, net

As descripted in Note 3, the building element of the Property is recognised as a property, plant and equipment amounting to RMB109,000,000, and the land element of the Property is recognised as lease prepayment for land use right amounting to RMB92,000,000.

For the six months ended June 30, 2009, the Group acquired property, plant and equipment amounting to approximately RMB135,463,000 in total.

9. Accounts Receivable, net

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2009 Unaudited *RMB'000*	December 31, 2008 Audited *RMB'000*
Within 6 months	**150,388**	130,562
Over 6 months but within 1 year	**34,857**	22,285
Over 1 year but within 2 years	**22,776**	15,952
Over 2 years but within 3 years	**1,661**	868
Over 3 years	**7,171**	7,384
Accounts receivable	**216,853**	177,051
Provision for impairment of receivables	**(28,095)**	(12,651)
Accounts receivable, net	**188,758**	164,400

10. Accounts payable and accrued liabilities

The ageing analysis of accounts payable is as follows:

	June 30, 2009 Unaudited *RMB'000*	December 31, 2008 Audited *RMB'000*
Within 6 months	**9,423**	20,882
Over 6 months but within 1 year	**12,516**	20,018
Over 1 year but within 2 years	**34,790**	41,845
Over 2 years but within 3 years	**4,616**	6,677
Over 3 years	**9,920**	10,124
Total accounts payable	**71,265**	99,546
Accrued liabilities and other liabilities	**739,983**	597,061
Total accounts payable and accrued liabilities	**811,248**	696,607

11. Segment Reporting

The Group conducts its business within one business segment — the business of providing aviation information technology and related services in the PRC. The Group's chief operating decision maker is the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated financial statement. No segment information has been prepared by the Group for six months ended June 30, 2009 and 2008. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC.

BUSINESS REVIEW FOR THE FIRST HALF OF 2009

The Group is the leading provider of information technology solutions for air transportation and travel industry in China. In the first half of 2009, various factors, such as the continuous deepening impact of the global economic crisis and the rapid spread of H1N1 influenza crippled external trade and the international travel and tourism market, thereby adversely affecting the performance of the Group's business dependent on international demand. An array of proactive fiscal policies and loosened monetary policies aiming at promoting steady economic growth were introduced in China, which quickened its economic recovery in a way that outpaced others around the world, thereby further facilitating a faster development of the Group's business dependent on domestic demand. In view of this, the Group embarked in the first half of 2009 on actively seizing market opportunities in line with its development strategies, improving products and services and fostering innovative systems and the restructuring of workflows. Hence, in various aspects such as safe production, business development and internal management, remarkable progress had been made and financial performance was satisfactory.

In the first half of 2009, the Group's electronic travel distribution (ETD) system processed approximately 115.4 million flight bookings on domestic and overseas commercial airlines, representing an increase of approximately 13.0 % over the same period in 2008. Among which, the processed flight bookings on commercial airlines in China increased by approximately 14.1%, while those on foreign and regional commercial airlines decreased by approximately 13.2%.

In the first half of 2009, apart from using the Group's information technology products and services along the value chain of the air transportation, ranging from bookings, ticketing, check-in, boarding and load planning, accounting, settlement and clearing to value-added services for travelers in China, major commercial airlines in China also started rendering services to travelers by using the APP front system of the Company at 82 overseas or regional airports. Passenger departures processed amounted to approximately 5.8 million, representing up to 78.5% of the number of inbound passengers of commercial airlines in China. The number of foreign and regional commercial airlines with direct links to the Company's Computer Reservation System (CRS) increased to 79, with the direct-sale percentage up to as high as 99.0%. The number of foreign and regional commercial airlines using the Company's APP system service, multi-host connecting program service and the self-developed Angel Cute platform connecting service also increased to 44, with approximately 1.3 million of passenger departures processed in 39 airports.

In the first half of 2009, the Company further optimized and promoted product lines like seat management, distribution business solutions and fare solutions for commercial airlines whilst moving forward to expand the market scale and share in aviation information technology services and its extended services. In order to bolster the development of direct sales business of commercial airlines, subsequent to the fulfillment of the goal of paperless BSP tickets in China in 2008, the Company designed, researched and developed an e-commerce supporting platform for commercial airlines namely E-build, a brand-new product comprising modules such as calendar search, up-to-date international fare levels and travelers' online value-added services, which had been widely used on websites of commercial airlines. The Company also established overseas websites for China Eastern Airlines Corporation Limited in Hong Kong and other places. It also actively promoted and took part in the task of "simplifying the business" kick-started by the Chinese government and IATA whilst formulating and promoting the application for the standard of two-dimensional (2D) Bar Coded Boarding Passes (BCBP) in the industry. Moreover, it helped major commercial airlines in China launch online self-help check-in services in 27 domestic, foreign and regional airports such as Beijing Capital Airport. Having consolidated existing resources and strengths of its ETD, APP and open platforms, the handy travelling products (E-trip) designed and developed by the Company had commenced production in Shenzhen Airlines Company Limited. Integrating its technology expertise on internet and mainframe booking, the Company's self-developed auxiliary supporting system for inventory revenue (Newsky) and service system for travelers (SkyPassenger) have been applied by certain commercial airlines in China to assist in distribution control, sales and services with precise positioning. The Company also provided fare solutions to all commercial airlines in China and some foreign and regional commercial airlines, with the utilization ratio of the auto-computation of domestic private fare and fare display surpassing 96.0%. The newly introduced international fare computation service had commenced in 7 commercial airlines in China.

With the airport renovation and expansion proposed under the government's RMB4 trillion infrastructure construction projects, the Group seized the opportunity by actively submitting tenders for the setup of airport information systems in the first half of 2009. It amounted to a total revenue of RMB63.9 million arising from agreements in relation to the setup of systems such as APP front and security inspection products. Its self-developed multi-channel check-in service product made travelling easier, while Common Use Self Service (CUSS) system had already been used in 45 major domestic airports processing up to 5.1 million of passenger departures. The check-in mobile products also has commenced operation in Beijing Capital Airport. Airports such as Dalian Zhoushuizi Airport used the transit passenger information service system developed by the Company, which had improved its ground service for travelers. Airports such as those in Xian and Hangzhou used the airport data service system developed by the Company to provide support to the decision-making process in airports. The Company further promoted the Aviation Passenger Security Information System (APSIS) to government departments and airports and the application of which made remarkable success.

In the first half of 2009, the Group continued to strengthen the setup of the product line in the distribution information technology service. On top of its ongoing effort to upgrade the level of direct links with foreign and regional commercial airlines and achieve e-ticketing functions, the Group spared no effort in developing the travel agency mobile distribution platform and the payment vehicle for BSP booking, perfecting its products such as TravelWeb front-end business system, IBE and E-data whist rolling out new products such as short message service platform, one-stop commercial system and BlueSky. As such, it greatly improved operational efficiency and management service level of travel service distributors and increased revenue from various avenues for the Company.

In the first half of 2009, by perfecting information technology solutions for the hotel distribution system and insurance products distribution, reinforcing its collaboration with travel product providers, travel service distributors, hotels' GDS and insurance brokerage institutions, three product segments have been gradually taking shape, namely direct links with hotels, exchange platform and distribution channels. In addition, the travel product distribution service had been further expanded and approximately 315.4 thousand hotels' room-nights were successfully distributed, representing an increase of 88.5% as compared with the same period in 2008.

In the first half of 2009, the Group proactively worked on the system upgrade, product development and marketing promotions in respect of air freight logistics information technology, with approximately 3.7 million airway bills processed. While the Company upgraded the freight system already used by users such as the Xiamen Airport, new freight logistics information technology system is used at the Guangzhou Baiyun International Airport with a view to accommodating needs of neutral cargo terminals which require multi-tasking management, upstream-downstream cooperation and meticulous business management. The customs platform for freight information developed by the Group had been used by airports such as the Hangzhou Xiao Shan Airport, enabling users to meet the requirement of the new customs manifests system in a simple and convenient manner.

As set out in the 2008 annual report of the Company, the acquisition of the entire registered capital of the Accounting Center of China Aviation Limited Company ("ACCA") by the Company was completed on 3 March, 2009. ACCA is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation corporations. As the downstream businesses of the Company's principal activities in air travel distribution and sales, the above businesses strengthened the Company's information technology business in the air transportation and travel industry. Apart from being the second largest service provider of IATA BSP Data Processing ("BSP DP") in the world, ACCA is also the largest provider of outsourced services and system products in revenue settlement and clearing in the air transportation industry in China. Its major customers include domestic passenger and cargo airlines, overseas and regional commercial airlines, domestic airports, government organizations and IATA.

During the first half of 2009, there were approximately 162.5 million transactions and approximately 62.5 million BSP bills processed with respect to the system service business of ACCA, while settlement and clearing of passenger and cargo revenues as well as international settlement fees amounted to US$1.4 billion. Apart from continuing to upgrade the international passengers settlement system and consolidate the existing businesses in the first half of 2009, ACCA successfully transferred business operations of 11 foreign and regional commercial airlines settled by Beijing Capital Airport and part of the businesses settled by airports such as Harbin Airport, Changchun Airport and Changsha Airport to its system platform. Furthermore, ACCA made preparations for the staff, workflows and technologies associated with BSP transfer projects in stages pursuant to the requirements set out in the agreement signed with IATA. It ensured the takeover of backup, development and maintenance tasks of 42 BSP data processing services and application systems by March 2010.

During the first half of 2009, pursuant to its mission of maintaining continuous safety, the Group further increased investment in fundamental facilities, stepped up technological renovation, expanded resources capacity of open platforms, optimized resources allocation of mainframe systems and developed and applied such open technology as OPEN AV. In addition, the Group further enhanced the safe operation reliability and emergency handling capability of its systems by strengthening the safety control of production, perfecting the operational workflows, conducting security audit and perfecting emergency mechanism.

In the first half of 2009, by making full use of technologies, business and management instruments and via various measures such as integrating existing resources in research and development and data centers, controlling utilization of mainframe resources, sorting out system resources such as PID and IBE, renovating the machine rooms for energy-saving and consumption reduction purpose as well as securing the outsourcing contract of the data center of China Galaxy Securities Company Limited, the Group enhanced the utilization efficiency of resources, realized cost-saving operation and increased revenues from various channels.

In the first half of 2009, the utilization ratios of the Group's ICS, CRS, APP and settlement and clearing mainframe systems were around 99.9%, 99.9%, 99.9% and 99.8% respectively.

FINANCIAL CONDITIONS AND OPERATIONAL PERFORMANCE FOR THE FIRST HALF OF 2009

Summary

The management's discussion and analysis on the consolidated financial conditions and operational performance (as stated in Note 3 to the Unaudited Condensed Consolidated Financial Statements) are as follows:

For the first half of 2009, the Group achieved a profit before tax of RMB446.9 million, representing an increase of 14.1% compared to the first half of 2008. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB572.0 million, representing an increase of 11.6%, compared to the first half of 2008. Profit attributable to equity holders of the Company was RMB364.1 million, representing an increase of 15.0% compared to the first half of 2008. The increase in earnings of the Group was mainly attributable to the strict control of operating cost amid a growth in revenue.

The revenue and results of the operation of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.19 for the first half of 2009.

Total revenue

The total revenue of the Group in the first half of 2009 amounted to RMB1,191.6 million, representing an increase of RMB65.7 million, or 5.8%, from that of RMB1,125.9 million in the first half of 2008. Such increase was mainly attributable to the growth in the business volume of the Group. The increase in total revenue is reflected as follows:

- Aviation information technology ("AIT") service revenue represented 71.1% of the Group's total revenue in the first half of 2009, as compared to 70.7% in the first half of 2008. AIT service revenue increased by 6.5% to RMB847.4 million in the first half of 2009 from RMB795.6 million in the first half of 2008. The increase of revenue resulted primarily from the growth in the number of air travelers.

- Accounting, settlement and clearing services revenue accounted for 10.3% of the Group's total revenue in the first half of 2009, as compared to 11.8% for the first half of 2008. Accounting, settlement and clearing services revenue decreased by 7.7% to RMB122.9 million in the first half of 2009 from RMB133.2 million for the first half of 2008. The decrease of revenue resulted primarily from the decrease in business volume of international accounting, settlement and clearing services.

- Data network revenue and other revenue accounted for 18.6% of the Group's total revenue in the first half of 2009, as compared to 17.5% for the first half of 2008. Data network revenue and other revenue increased by 12.2% to RMB221.3 million in the first half of 2009 from RMB197.1 million for the first half of 2008. The increase of revenue resulted primarily from the increase in the revenue from data network services.

Operating expenses

Total operating expenses increased by RMB12.9 million, or 1.6% from RMB784.4 million in the first half of 2008 to RMB797.3 million in the first half of 2009. The changes in operating expenses are reflected as follows:

- Network usage fees increased by 14.8%, mainly due to the expansion of international and domestic transmission line capacity resulted from the increase in the business volume.;

- Commission and promotion expenses decreased by 11.2%, mainly due to the reduction of expenditure in commission resulted from the Company's adjustment to the commission policy of APP system and its promotions of APP system products;

- Operating lease payments decreased by 16.9%, mainly due to no further payment of rentals for the property located in Dongxng Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") after the completion of property acquisition by the Company as set out in the announcement dated 26 May 2008 and the circular dated 16 June 2008;
- Personnel expenses increased by 8.4%, primarily due to an increase in the number of employees in order to support the development of the Group's businesses.

Enterprise income tax

For details, please see Note 4 to the Unaudited Condensed Consolidated Financial Statements.

Profit attributable to equity holders of the Company

As a result of the above factors, the profit attributable to equity holders of the Group increased by RMB47.5 million or 15.0% to RMB364.1 million in the first half of 2009 from RMB316.6 million in the first half of 2008.

Liquidity and capital structure

The Group's working capital for the first half of 2009 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB379.3 million.

During the first half of 2009, the Group had no short-term or long-term bank loan. Nor did it use any financial instruments for hedging purposes.

As at June 30, 2009, cash and cash equivalents of the Group amounted to RMB1,941.8 million, of which 98.9%, 0.8% and 0.3% were denominated in Renminbi, US dollars and Hong Kong dollars respectively.

Charge on assets

As at June 30, 2009, the Group had no charge on its assets.

Capital Expenditure

The total capital expenditure of the Group totaled RMB331.1 million in the first half of 2009, representing an increase of RMB228.4 million, as compared to that of RMB102.7 million in the first half of 2008. The capital expenditure of the Group in the first half of 2009 consisted principally of the purchase of hardware, software and equipment pursuant to the Group's business strategy.

The Board estimates that the Group's planned capital expenditure for year 2009 will amount to approximately RMB1,141.3 million, which is mainly for construction of new operating centre in Beijing and development and gradual implementation of the new generation aviation passenger service system and other new businesses. The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in year 2009 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange risks

The Group's foreign exchange risk arises from commercial transactions and foreign currency denominated assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing ratio

As at June 30, 2009, the gearing ratio of the Group was 16.2% (December 31, 2008: 12.1%), which was computed by dividing the total liabilities (no interest-bearing debts) by the total assets of the Group as at June 30, 2009.

Contingent liabilities

As at June 30, 2009, the Group had no material contingent liabilities.

Employees

As at June 30, 2009, the total number of employees of the Group was 3,953. Personnel expenses amounted to RMB197.4 million for the first half of 2009, representing 24.8% of the total operating expenses of the Group for the first half of 2009.

The remuneration of the Group's employees (including Executive Directors and Staff Representative Supervisors) includes salaries, bonuses, social security contribution and other welfare benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant laws and regulations in the PRC. The Group continued to provide its employees with learning opportunities to acquire skills in areas such as the aviation and travel industry, computer information technologies and business administration, and provide training on the latest development in areas such as computer information technologies, laws and economics.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors receive remuneration from the Company, which is determined by reference to the prevailing market price, and any reasonable expenses incurred by the Independent Non-executive Directors during their service period will be borne by the Company.

PROSPECTS FOR THE SECOND HALF OF 2009

As the adverse impacts of global financial crisis and H1N1 influenza on the air transportation and travel market are projected to remain in the second half of 2009, the international air transportation industry will still suffer from a persistent weakness in demand. However, thanks to the countermeasures adopted by the PRC government and the turnaround of macro-economic situation, domestic aviation demand is expected to maintain its rapid growth momentum. In adherence to its existing development strategies, the Group will continue to put emphasis on key tasks planned in the beginning of the year: the safety fundamentals will be further reinforced for the unification of continuous safety and science development; attending to the development trend of the industry, market and customers, and focusing on the aviation and travel industry, the Group will extend its existing businesses vertically, horizontally and geographically along the passenger service value chain, proactively exploring domestic and overseas markets; on top of strengthening its existing businesses, the Group intends to break a new ground by nursing the emerging businesses such as hotel distribution, air freight logistics information technology service and the third party data center outsourcing service; through the acquisition of accounting, settlement and clearing business, the Group aims to achieve the resources integration and sharing in business/products, research and development, operation and maintenance, thereby enjoying the synergy effect; the Group will also actively work on the establishment of key projects such as the new generation aviation passenger service information system, the new operating centre in Beijing and public information service center, which are vital to the long-term development of the Group; regional technology service and market development capacity will be enhanced by adjusting and optimizing the Group's overall allocation of resources; at the same time, the Group will carry out cost management and improve the internal management system and process for higher operation efficiency; to enhance the vitality, the Group will proactively attract and recruit talents, launch more aggressive reforms in personnel management, labor and income allocation systems, explore equity incentive plan and other incentive and restraint schemes.

INTERIM DIVIDEND

The Board recommends the Company not to pay an interim dividend for the first half of 2009.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2009, the Group did not have any trust deposits or irrecoverable overdue time deposits.

Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In the first half of 2009, the Company and any of its subsidiaries did not purchase, sell or redeem any of its securities.

AUDIT COMMITTEE

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2009, and has also discussed among themselves matters such as internal control, risk management and financial reporting.

CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance, making the information disclosure to all the market participants and regulatory authorities in a timely, accurate, complete, and reliable manner to enhance the transparency of the Company. The Company has adopted the code provisions as stipulated in the "Code on Corporate Governance Practices" (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company's code of corporate governance practices.

Save as deviations from the code provisions D.1.1 and D.1.2, the Company has fully complied with the Code in the first half of 2009. The Company has set out respective duties of the Board and the General Manager in its articles of association. However, it has not formulated specific guidelines for other duties and authority delegated to the management, which is not in full compliance with the code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's current arrangement does not prejudice the interests of the Company. The Board is also considering to explicitly delegate duties to the management through the improvement of the Company's internal control system. Relevant details have been set out in the corporate governance report in the 2008 Annual Report of the Company.

For the six months ended June 30, 2009, the Company has adopted a code of conduct on terms no less exacting than the required standard set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code"). After making specific enquiries to all Directors, the Company confirms that all Directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code and the Company's code of conduct during the six months ended June 30, 2009.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
August 28, 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

TECHNOLOGY SERVICES AGREEMENT

On 31 August 2009, the Company entered into the Technology Services Agreement with Xinan Cares, pursuant to which Xinan Cares has agreed to provide software technology services personnel to the Company for a term of two years from 1 September 2009 to 31 August 2011.

Xinan Cares is owned as to 35% by Air China, which is a subsidiary of National Aviation Holding (a Promoter). As an associate of a Promoter, Xinan Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Therefore, the transactions under the Technology Services Agreement are continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since each of the Percentage Ratios (other than the consideration ratio) for the transactions under the Technology Services Agreement with reference to the largest Annual Cap is more than 0.1% but less than 2.5%, the transactions under the Technology Services Agreement are only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

TECHNOLOGY SERVICES AGREEMENT

Date : 31 August 2009

Parties : (1) Xinan Cares (as provider of the Services); and

(2) the Company (as recipient of the Services)

Services : Provision of software technology services personnel

Term : Two years from 1 September 2009 to 31 August 2011, renewable automatically for one year unless either party informs the other party not to renew the Technology Services Agreement by giving 30 days' notice in writing.

Fees payable by the Company :

(1) Monthly fees for engaging the software technology services personnel at different rates according to their respective positions and qualifications;

(2) monthly fees of RMB20,000 for the use of the office premises in Chengdu provided by Xinan Cares based on the actual period of usage by the Company; and

(3) a start-up fee of RMB120,000.

Fees are determined with reference to the service standards of personnel in software industry in the southwestern region of the PRC.

Payment term : The start-up fee will be paid in 2009. The Company shall pay the service fees on bi-monthly basis in arrears.

ANNUAL CAPS

Set out below is a summary of the Annual Caps of the transactions under the Technology Services Agreement:

Year ending 31 December		
2009	2010	2011
RMB1,500,000 (equivalent to approximately HK$1,704,545)	RMB6,000,000 (equivalent to approximately HK$6,818,182)	RMB4,500,000 (equivalent to approximately HK$5,113,636)

The Annual Caps are determined based on the average amount of the fees payable for the estimated number of personnel required from Xinan Cares for each year. The Company expects that it will use the office premises in Chengdu provided by Xinan Cares for four months from 1 September 2009 to 31 December 2009. The Annual Cap for the year ending 31 December 2009 also includes the fees for the use of the office premises in Chengdu provided by Xinan Cares for four months of RMB80,000; and a start-up fee of RMB120,000.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Directors considers the fees charged by Xinan Cares for the services are less than the fees charged by the existing service provider. The entering of the Technology Services Agreement will help the Company reduce the costs of software development and enhance its research and development capabilities. Hence, it will increase the popularity of the Company's products among clients. The Directors (including the independent non-executive Directors) are of the view that the transactions under the Technology Services Agreement and the terms thereof (including the Annual Caps) have been entered into in the ordinary course of business of the Group, on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE PARTIES

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

Xinan Cares is principally engaged in the provision of software development services for passenger and cargo businesses for arilines, airports and sales agents in the Southwest region in the PRC.

IMPLICATIONS UNDER THE LISTING RULES

Xinan Cares is owned as to 35% by Air China, which is a subsidiary of National Aviation Holding (a Promoter). As an associate of a Promoter, Xinan Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Therefore, the transactions under the Technology Services Agreement are continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since each of the Percentage Ratios (other than the consideration ratio) for the transactions under the Technology Services Agreement with reference to the largest Annual Cap is more than 0.1% but less than 2.5%, the transactions under the Technology Services Agreement are only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

OTHER TRANSACTIONS WITH XINAN CARES

As previously disclosed in the Company's announcement dated 13 February 2007 and the related circular dated 7 March 2007, the Company entered into the Network Services Agreement with 21 companies which were the Company's associated companies, subsidiaries and connected persons for an initial term of 3 years from 1 January 2007 to 31 December 2009. Xinan Cares was one of these 21 companies and was described as the Company's associated company, but not as a connected person as described above, despite that its shareholding structure at that time was the same as at the date hereof.

The aggregate amounts paid by the Company to Xinan Cares for the services provided by Xinan Cares and paid by Xinan Cares to the Company for the services provided by the Company under the Network Services Agreement during each of the two years ended 31 December 2008 and the period from 1 January 2009 to 31 July 2009; and the expected maximum aggregate annual amount (i.e. annual cap) payable by the Company to Xinan Cares and payable by Xinan Cares to the Company under the Network Services Agreement for the whole year ending 31 December 2009 (which has been determined with reference to the average monthly transaction amount during the period from 1 January 2009 to 31 July 2009 with a buffer of approximately 4.5%) are set out below:-

Actual transaction amount for:			Annual cap for the
Year ended 31 December 2007	Year ended 31 December 2008	1 January 2009 to 31 July 2009	year ending 31 December 2009
(1)	(2)	(3)	(4)
RMB6,950,000 (equivalent to approximately HK$7,897,727)	RMB5,480,000 (equivalent to approximately HK$6,227,273)	RMB3,070,000 (equivalent to approximately HK$3,488,636)	RMB5,500,000 (equivalent to approximately HK$6,250,000)

The largest Percentage Ratio (i.e. the revenue ratio) calculated with reference to each of the amounts for the four periods (1) - (4) set out immediately above is more than 0.1% but less than 2.5%.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"Air China"	Air China Limited (中國國際航空股份有限公司), a subsidiary of National Aviation Holding and a company listed on the Main Board of the Stock Exchange
"Annual Caps"	the expected maximum aggregate annual amount of fees payable by the Company to Xinan Cares with respect to the transactions under the Technology Services Agreement for each of the three years ending 31 December 2011
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules

"Board"	the board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"National Aviation Holding"	China National Aviation Holding Company (中國航空集團公司), a shareholder and a promoter of the Company
"Network Services Agreement"	the service agreement dated 30 December 2006 and entered into between the Company and 21 companies as disclosed in the Company's announcement dated 13 February 2007 and the related circular dated 7 March 2007
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules
"Promoter"	promoter of the Company
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"RMB"	Renminbi, the lawful currency of the PRC

"Services"	the provision of software technology services personnel by Xinan Cares on the Company's request
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services Agreement"	the agreement entered into between the Company and Xinan Cares in relation to the provision of the Services for a term of two years from 1 September 2009 to 31 August 2011
"Xinan Cares"	Aviation Cares of Southwest Chengdu, Ltd. (成都民航西南凱亞有限責任公司), a company established in the PRC and is owned as to 44% by the Company, 35% by Air China, 16% by Sichuan Airport Group Limited (四川省機場集團有限公司) and 5% by Sichuan Airlines Group Company (四川航空集團公司)
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC
August 31, 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.



Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/08/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("Company")

Date Submitted: 01/09/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable (*Note 1*) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased (*Note 1*) ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed (*Note 1*) ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable (*Note 1*) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E.	(Ordinary shares)	______	
			(Preference shares)	______	
			(Other class)	______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

WAIVERS IN RELATION TO CONNECTED TRANSACTIONS

The Board is pleased to announce that with a view to streamlining compliance with the connected transactions requirements under the Listing Rules, it has recently applied to the Stock Exchange for, and the Stock Exchange has granted the following conditional waivers:-

(a) a waiver to exempt Shenzhen Airlines, Shanxi Airlines, Shanghai Airlines and Sichuan Air (each being a Minority Promoter) and their respective associates from being regarded as connected persons of the Company for the purpose of Rule 14A.11(3) of the Listing Rules; and

(b) a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to certain continuing connected transactions between the Group on the one part and the Major Promoters and the Connected Minority Promoters on the other part. Such waiver is for a three-year term commencing from the expiry of the respective terms of the existing continuing connected transactions. The Company would seek a general mandate with a three-year term from the independent shareholders of the Company in due course in respect of the continuing connected transactions under the Second Waiver that have their existing terms expiring on or before 31 December 2009 but will continue after such date. In the event that the terms of new written agreements are materially different from those being approved by the independent shareholders of the Company, the Company will re-comply with the reporting, announcement and/or independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Waivers have been granted on condition that the Company publishes this announcement as soon as possible.

BACKGROUND

The Group is principally engaged in the provision of aviation information technology services in the PRC. It develops services that allow industry participants including airlines, airports, travel agencies, travel customers and cargo carriers to conduct electronic transactions through a real-time data network, which is one of the largest and most advanced of its kind in the PRC. The Company considers that in view of its business nature and given that (i) the Minority Promoters exert no control or influence over the Group; and (ii) they, as PRC commercial airlines, are the Group's major customers, the Group's transactions with them are expected to be carried out in the ordinary course of the Group's business and on a recurring basis. As such, the Company considers that it would be unduly burdensome and impractical for the Company to make disclosure and seek independent shareholders' approvals on each occasion when a transaction with each Minority Promoter is entered into.

The Company plays a strategic and critical role in the proper functioning of civil aviation in the PRC and the services provided by the Company are akin to public services. It is in no position to stop or even partially cease operating its services, even as regards one airlines, simply for the absence of written agreement with the Promoters (other than CTHC) which are commercial airlines, as any such interruption would bring untold inconvenience and financial loss to all market participants including dependant in industries such as tourism and hospitality sectors. The requirement of having written agreements under Rule 14A.35(1) of the Listing Rules has been taken advantage by the Promoters (other than CTHC) against the Company with respect to their negotiation of agreements with the Company in attempts to extract advantages, including without limitation to bargain for discounts. Further, despite that the Company has made every attempt to start negotiating the terms of the master agreements with the Promoters (other than CTHC) six months before the expiration of the previous agreements in relation to the continuing connected transactions entered into with the Promoters (other than CTHC), they have applied delay tactic in the negotiation process until such time when the previous agreements are about to expire as they know that the Company has little bargaining power due to the time constraint. Therefore, the Company considers that compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules would be unduly burdensome and impractical and would prejudice and seriously detriment the interests of the Company as the Company would be forced to accept detrimental terms offered by the Promoters (other than CTHC) for the sake of complying with such requirement.

In view of the foregoing, the Company has recently applied to the Stock Exchange for the following waivers with a view to streamlining compliance with the connected transactions requirements under the Listing Rules:-

(a) a waiver to exempt the Minority Promoters and their respective associates from being regarded as connected persons of the Company for the purpose of Rule 14A.11(3) of the Listing Rules; and

(b) a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to certain continuing connected transactions between the Group on the one part and the Major Promoters and the Minority Promoters on the other part.

APPLICABLE LISTING RULES

First Waiver

Under Rule 1.01, the definition of "connected person" in relation to a PRC issuer means a promoter, director, supervisor, chief executive or substantial shareholder of the PRC issuer or any of its subsidiaries or an associate of any of them.

Rule 14A.11(3) states that the definition of connected person includes a promoter or supervisor of a PRC issuer.

Rule 19A.04 states that a PRC issuer means an issuer which is duly incorporated in the PRC as a joint stock limited company.

Second Waiver

Rule 14A.35 states that:-

"When an issuer enters into a continuing connected transaction not falling under rule 14A.33, it must:

(1) in respect of each connected transaction, enter into written agreement(s) with the connected person. The agreement must set out the basis of the calculation of the payments to be made. The period for the agreement must be fixed and reflect normal commercial terms and, except in special circumstances, must not exceed 3 years...".

GRANT OF WAIVERS

First Waiver

The Stock Exchange has granted a waiver to exempt Shenzhen Airlines, Shanxi Airlines, Shanghai Airlines and Sichuan Air and their respective associates from being regarded as connected persons of the Company for the purpose of Rule 14A.11(3) of the Listing Rules on condition that the Company would publish an announcement on the grant of the First Waiver as soon as possible after the grant.

Second Waiver

The Stock Exchange has also granted a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to the following continuing connected transactions between the Group on the one part and the Major Promoters and the Connected Minority Promoters on the other part:-

Type (A) - *Continuing connected transactions between (1) members of the Group, and (2) the Major Promoters and/or their respective associates*

Category 1 - *Provision of technology services by the Company as provider to the Major Promoters and/or their respective associates as recipients*

The scope of technology services consists of the following:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

The table below sets out the category 1 continuing connected transactions between the Company and the Major Promoters and/or their respective associates as at the date of this Announcement:

Parties	Type of connected transactions	Term
(1) The Company; and (2) Air China, an associate of Major Promoter 3	Provision of technology services under the agreement dated 30 December 2008 entered into between the Company and Air China	1 January 2009 to 31 December 2009
(1) The Company; and (2) Southern Airlines*, a subsidiary of Major Promoter 1	Provision of technology services under the agreement dated 7 May 2009 entered into between the Company and Southern Airlines	1 January 2009 to 31 December 2009

* Reference to Southern Airlines includes Major Promoter 4 and Chongqing Airlines Company Limited (重慶航空有限公司)

Category 2 - Provision of (i) revenue accounting systems development and support services; and/or (ii) passenger and cargo revenue accounting and settlement services by ACCA, a wholly-owned subsidiary of the Company, as provider to the Major Promoters and/or their respective associates as recipients

The scope of revenue accounting systems development and support services consists of the provision of computer system application development and support services including self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system, by ACCA to the Major Promoters and/or their respective associates.

The scope of passenger and cargo revenue accounting and settlement services consists of the provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services by ACCA, a wholly-owned subsidiary of the Company, to the Major Promoters and/or their respective associates.

The table below sets out the category 2 continuing connected transactions between ACCA and the Major Promoters and/or their respective associates as at the date of this Announcement:

Parties	Type of connected transactions	Term
(1) ACCA; and (2) Eastern Airlines, a subsidiary of Major Promoter 2	Provision of revenue accounting systems development and support services, and passenger and cargo revenue accounting and settlement services under the agreement dated 27 February 2008 entered into between ACCA and Eastern Airlines	1 January 2008 to 31 December 2009
(1) ACCA; and (2) Air China, a subsidiary of Major Promoter 3	Provision of revenue accounting systems development and support services, and passenger and cargo revenue accounting and settlement services under the agreement dated 28 February 2008 entered into between ACCA and Air China	1 January 2008 to 31 December 2009
(1) ACCA; and (2) Macau Airlines, a subsidiary of Air China, a subsidiary of Major Promoter 3	Provision of passenger and cargo revenue accounting and settlement services under the agreement dated 31 December 2006 entered into between ACCA and Macau Airlines	1 January 2007 to 31 December 2009

Category 3 - Provision of interline data exchange services by ACCA, a wholly-owned subsidiary of the Company, as provider to the Major Promoters and/or their respective associates as recipients

The scope of interline data exchange services consists of the provision of services which include receiving interline outward billing data from various airline companies, identifying the airlines to be charged for receipt of such services ("**Billed Airlines**"), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines by ACCA, a wholly-owned subsidiary of the Company, to the Major Promoters and/or their respective associates.

The table below sets out the category 3 continuing connected transactions between ACCA and Major Promoter 4 as at the date of this Announcement:

Parties	Type of connected transactions	Term
(1) ACCA; and (2) Major Promoter 4	Provision of interline data exchange services under the agreement dated 26 September 2006 entered into between ACCA and Major Promoter 4	1 October 2006 to 31 December 2009

Type (B) - Continuing connected transactions between (1) the members of the Group, and (2) the Connected Minority Promoters and/or their respective associates

Category 1 - Provision of technology services by the Company as provider to the Connected Minority Promoters and/or their respective associates as recipients

The scope of technology services consists of the following:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

The table below sets out the category 1 continuing connected transactions between the Company and certain Connected Minority Promoters and/or their respective associates as at the date of this Announcement:

Parties	Type of connected transactions	Term
(1) The Company; and (2) Lucky Airlines, an associate of Minority Promoter 5	Provision of technology services under the agreement dated 30 December 2008 entered into between the Company and Lucky Airlines	1 January 2009 to 31 December 2009
(1) The Company; and (2) Minority Promoter 6	Provision of technology services under the agreement dated 30 December 2008 entered into between the Company and Minority Promoter 6	1 January 2009 to 31 December 2009

Category 2 - Provision of (i) revenue accounting systems development and support services; and/or (ii) passenger and cargo revenue accounting and settlement services by ACCA, a wholly-owned subsidiary of the Company, as provider to the Connected Minority Promoters and/or their respective associates as recipients

The scope of revenue accounting systems development and support services consists of the provision of computer system application development and support services including self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system, by ACCA to the Connected Minority Promoters and/or their respective associates.

The scope of passenger and cargo revenue accounting and settlement services consists of the provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services by ACCA, a wholly-owned subsidiary of the Company, to the Connected Minority Promoters and/or their respective associates.

The table below sets out the category 2 continuing connected transactions between ACCA and certain Connected Minority Promoters and/or their respective associates as at the date of this Announcement:

Parties	Type of connected transactions	Term
(1) ACCA; and (2) Minority Promoter 6	Provision of revenue accounting systems development and support services, and passenger and cargo revenue accounting and settlement services under the agreement dated 7 September 2007 entered into between ACCA and Minority Promoter 6	1 January 2007 to 31 December 2009

Category 3 - Provision of interline data exchange services by ACCA, a wholly-owned subsidiary of the Company, as provider to the Connected Minority Promoters and/or their respective associates as recipients

The scope of interline data exchange services consists of the provision of services which include receiving interline outward billing data from various airline companies, identifying the Billed Airlines, consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines by ACCA, a wholly-owned subsidiary of the Company, to the Connected Minority Promoters and/or their respective associates.

The table below sets out the category 3 continuing connected transactions between ACCA and the Connected Minority Promoters as at the date of this Announcement:

Parties	Type of connected transactions	Term
(1) ACCA; and (2) Minority Promoter 5	Provision of interline data exchange services under the agreement dated 18 September 2006 entered into between ACCA and Minority Promoter 5	1 October 2006 to 31 December 2009

The Second Waiver is for a three-year term commencing from the expiry of the respective terms of the existing continuing connected transactions.

The Company would seek a general mandate with a three-year term from the independent shareholders of the Company in due course in respect of the continuing connected transactions under the Second Waiver that have their existing terms expiring on or before 31 December 2009 but will continue after such date. In the event that the terms of new written agreements are materially different from those being approved by the independent shareholders of the Company, the Company will re-comply with the reporting, announcement and/or independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of the Company
"Air China"	Air China Limited (中國國際航空股份有限公司), a subsidiary of Major Promoter 3;
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"Connected Minority Promoters"	Minority Promoter 1, Minority Promoter 3, Minority Promoter 5 and Minority Promoter 6
"CTHC"	China TravelSky Holding Company (中國民航信息集團公司)
"Directors"	the directors of the Company
"First Waiver"	a waiver to exempt Shenzhen Airlines, Shanxi Airlines, Shanghai Airlines and Sichuan Air and their respective associates from being regarded as connected persons of the Company
"Group"	the Company and its subsidiaries, including ACCA
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lucky Airlines"	Yunnan Lucky Airlines Company Limited (雲南祥鵬航空有限責任公司), an associate of Minority Promoter 5
"Macau Airlines"	Air Macau Company Limited (澳門航空股份有限公司), a subsidiary of Air China and a subsidiary of Major Promoter 3
"Major Promoters"	Major Promoter 1, Major Promoter 2, Major Promoter 3, Major Promoter 4, Major Promoter 5 and Major Promoter 6
"Major Promoter 1"	China Southern Air Holding Company (中國南方航空集團公司), a Promoter with a shareholding of 11.94% in the Company
"Major Promoter 2"	China Eastern Air Holding Limited (中國東方航空集團公司), a Promoter with a shareholding of 11.22% in the Company
"Major Promoter 3"	China National Aviation Holding Company (中國航空集團公司), a Promoter with a shareholding of 9.17% in the Company
"Major Promoter 4"	Xiamen Airlines Company Limited (廈門航空有限公司), a Promoter with a shareholding of 2.25% in the Company, which is a subsidiary of Major Promoter 1
"Major Promoter 5" or "Eastern Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a Promoter with a shareholding of 0.27% in the Company, which is a subsidiary of Major Promoter 2
"Major Promoter 6"	China Eastern Airlines Wuhan Company Limited (中國東方航空武漢有限責任公司), a Promoter with a shareholding of 0.13% in the Company, which is a subsidiary of Major Promoter 2
"Minority Promoters"	Minority Promoter 1, Minority Promoter 2, Minority Promoter 3, Minority Promoter 4, Minority Promoter 5, Minority Promoter 6, Minority Promoter 7, Minority Promoter 8

"Minority Promoter 1"	Changan Airlines Limited (長安航空有限責任公司), a Promoter with a shareholding of 0.08% in the Company
"Minority Promoter 2" or "Shenzhen Airlines"	Shenzhen Airlines Company Limited (深圳航空有限責任公司), a Promoter with a shareholding of 0.64% in the Company
"Minority Promoter 3"	China Xinhua Airlines Company Limited (中國新華航空有限公司), a Promoter with a shareholding of 0.78% in the Company
"Minority Promoter 4" or "Shanxi Airlines"	Shanxi Airlines Co. (山西航空實業公司), a Promoter with a shareholding of 0.02% in the Company
"Minority Promoter 5"	Hainan Airlines Company Limited (海南航空股份有限公司), a Promoter with a shareholding of 1.13% in the Company
"Minority Promoter 6"	Shandong Airlines Company Limited (山東航空股份有限公司), a Promoter with a shareholding of 0.45% in the Company
"Minority Promoter 7" or "Shanghai Airlines"	Shanghai Airlines Company Limited (上海航空股份有限公司), a Promoter with a shareholding of 0.59% in the Company
"Minority Promoter 8" or "Sichuan Air"	Sichuan Air Group Company (四川航空集團公司), a Promoter with a shareholding of 0.18% in the Company
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Promoter"	promoter of the Company
"Second Waiver"	a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to certain continuing connected transactions between the Group on the one part and the Major Promoters and the Connected Minority Promoters on the other part. Such waiver is for a three-year term commencing from the expiry of the respective terms of the existing continuing connected transactions

"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司), a subsidiary of Major Promoter 1
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Waiver"	the First Waiver and the Second Waiver
"%"	per cent.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC
September 2, 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

ACCA has continued to provide revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services to Southern Airlines since 1 January 2009 upon the expiry of a written agreement on 31 December 2008 on the same terms as in the Old Agreement. ACCA has also provided the Additional Services to Southern Airlines since 1 January 2009.

Southern Airlines is a subsidiary of Southern Holding, which is a Promoter and a substantial shareholder of the Company. As an associate of a Promoter and a substantial shareholder of the Company, Southern Airlines is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Therefore, since ACCA became a wholly owned subsidiary of the Company in March 2009, the Transactions have become continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since each of the Percentage Ratios for the Transactions with reference to each of the Annual Caps is more than 0.1% but less than 2.5%, the Transactions are subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company will issue a further announcement immediately upon the signing of a new agreement in respect of the Transactions.

BACKGROUND

As set out in the Company's announcement dated 26 May 2008, ACCA entered into the Old Agreement with Southern Airlines pursuant to which ACCA provided the Services to Southern Airlines from 1 January 2007 to 31 December 2008. Upon the expiry of the Old Agreement, ACCA has continued to provide the Services to Southern Airlines since 1 January 2009 on the same terms as in the Old Agreement. ACCA has also provided the Additional Services to Southern Airlines since 1 January 2009.

THE TRANSACTIONS

Parties : (1) ACCA (as provider of the Services and the Additional Services); and

(2) Southern Airlines (as recipient of the Services and the Additional Services)

Services : (1) ***Revenue Accounting Systems Development and Support Services*** — The main products provided by ACCA include self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system etc. Such system services mainly include application and operation support, customized development, system implementation, business research and system development.

(2) ***Passenger and Cargo Revenue Accounting and Settlement Services*** — Provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services

Fees proposed to be charged to Southern Airlines for the Services : (1) ***Revenue Accounting Systems Development and Support Services —***

(a) fees charged on a monthly basis at different rates based on the transaction volume (i.e. the higher the transaction volume, the lower the rate);

(b) a one-off system implementation fee of RMB200,000 per each entity of Southern Airlines; and

(c) an annual technology support fee of RMB30,000 per each distribution point of Southern Airlines.

(2) ***Passenger and Cargo Revenue Accounting and Settlement Services —***

Fees charged on a monthly basis based on (i) the percentage rate of the total accounting amount and (ii) the transaction volume times unit price for each type of services as specified in the Old Agreement.

Additional Services : Provision of commercial analysis products application (商務分析產品應用) services

Fees proposed to be charged to Southern Airlines for the Additional Services :

(a) A fixed monthly fee for usage and operation maintenance for each type of product;

(b) a one-off system implementation fee of RMB100,000; and

(c) a commercialised development fee of RMB2,000 per person per day (such fee is payable if it is incurred for more than 150 days for the first year of implementation; and for more than 100 days for the second year of implementation).

INFORMATION ON SOUTHERN AIRLINES

Southern Airlines is a subsidiary of Southern Holding, which is a Promoter and a substantial shareholder of the Company. As an associate of a Promoter and a substantial shareholder of the Company, Southern Airlines is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Southern Airlines is principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services. It is also a company listed on the Main Board of the Stock Exchange.

ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Transactions:

Year ending 31 December		
2009	**2010**	**2011**
RMB32,500,000 (equivalent to approximately HK$36,931,818)	RMB40,300,000 (equivalent to approximately HK$45,795,455)	RMB49,980,000 (equivalent to approximately HK$56,795,455)

The Annual Caps are determined based on the estimated annual growth rate of 24% in the transaction amount taking into account the following: (i) the historical transaction amount for the year ended 31 December 2008 of RMB26,212,000 (equivalent to approximately HK$29,786,364); (ii) the estimated annual growth rate of 14% in the passenger volume based on the "Eleventh five-year plan" of CAAC; and (iii) the provision of the Additional Services.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies. ACCA, which has become a wholly owned subsidiary of the Company since 3 March 2009, is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies.

ACCA will receive service fees under the Transactions thereby increasing the total revenue of the Group. The Directors (including the independent non-executive Directors) are of the view that the Transactions and the terms thereof (including the Annual Caps) have been entered into in the ordinary course of business of the Group, on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

Given that Southern Airlines is a connected person of the Company as mentioned above, the Transactions have become continuing connected transactions for the Company under Chapter 14A of the Listing Rules since ACCA became a wholly owned subsidiary of the Company in March.

Since each of the Percentage Ratios for the Transactions with reference to each of the Annual Caps is more than 0.1% but less than 2.5%, the Transactions are subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company will issue a further announcement immediately upon the signing of a new agreement in respect of the Transactions.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of the Company
"Additional Services"	the commercial analysis products application (商務分析產品應用) services being provided by ACCA to Southern Airlines commencing from 1 January 2009
"Annual Caps"	the expected maximum aggregate annual amount of fees payable by Southern Airlines to ACCA under the Transactions for each of the three years ending 31 December 2011
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules

"Board"	the board of Directors
"CAAC"	中國民用航空局 (Civil Aviation Administration of China), the administrative authority in the civil aviation industry in the PRC
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries, including ACCA
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Agreement "	the agreement proposed to be entered into between ACCA and Southern Airlines in relation to the provision of the Services and the Additional Services by ACCA to Southern Airlines for a proposed term of three years from 1 January 2009 to 31 December 2011
"Old Agreement"	the agreement dated 15 November 2007 entered into between ACCA and Southern Airlines in relation to the Services, particulars of which are set out in the Company's announcement dated 26 May 2008
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Promoter"	promoter of the Company
"RMB"	Renminbi, the lawful currency of the PRC

"Services"	the revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services being provided by ACCA to Southern Airlines
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司), a subsidiary of Southern Holding
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司), a shareholder of the Company and a Promoter
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the provision of the Services and the Additional Services by ACCA to Southern Airlines
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, September 3, 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 3 September 2009 relating to the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services and the Additional Services by ACCA to Southern Airlines since 1 January 2009 upon the expiry of a previous written agreement on 31 December 2008.

The Board is pleased to announce that on 22 September 2009, ACCA has entered into a written agreement with Southern Airlines in respect of the provision of the Services and the Additional Services for a period of three years from 1 January 2009 up to and including 31 December 2011 at such fees and on such terms as more particularly described in the announcement dated 3 September 2009.

Southern Airlines is a subsidiary of Southern Holding, which is a Promoter and a substantial shareholder of the Company. As an associate of a Promoter and a substantial shareholder of the Company, Southern Airlines is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Therefore, since ACCA became a wholly owned subsidiary of the Company in March 2009, the Transactions have become continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since each of the Percentage Ratios for the Transactions with reference to each of the Annual Caps is more than 0.1% but less than 2.5%, the Transactions are subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Reference is made to the announcement of the Company dated 3 September 2009 (the "Announcement") relating to the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services and the Additional Services by ACCA to Southern Airlines since 1 January 2009 upon the expiry of a previous written agreement on 31 December 2008. Unless otherwise stated herein, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

On 22 September 2009, ACCA has entered into a written agreement with Southern Airlines in respect of the provision of the Services and the Additional Services for a period of three years from 1 January 2009 up to and including 31 December 2011 at such fees and on such terms as more particularly described in the announcement dated 3 September 2009.

Southern Airlines is a subsidiary of Southern Holding, which is a Promoter and a substantial shareholder of the Company. As an associate of a Promoter and a substantial shareholder of the Company, Southern Airlines is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Therefore, since ACCA became a wholly owned subsidiary of the Company in March 2009, the Transactions have become continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since each of the Percentage Ratios for the Transactions with reference to each of the Annual Caps is more than 0.1% but less than 2.5%, the Transactions are subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 22 September, 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.



THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)
(the "Exchange")

28 September 2009

The Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") criticises the following parties for breaching the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange Listing Rules"):

1. **Travelsky Technology Limited (the "Company") (Stock Code: 696);**
2. **Mr Zhu Yong, a former executive director and chairman of the Company, resigned on 20 May 2008 ("Mr Y Zhu");**
3. **Mr Ding Wei Ping, a former executive director of the Company, resigned on 17 October 2008 ("Mr Ding");**
4. **Mr Song Jin Xiang, a former executive director of the Company, resigned on 17 October 2008 ("Mr Song"); and**
5. **Mr Zhu Xiao Xing, a former executive director and chief executive officer of the Company, resigned on 3 March 2009 ("Mr XX Zhu").**

On 11 August 2009, the Listing Committee conducted a hearing into the conduct of, among others, the Company and Mr Y Zhu, Mr Ding, Mr Song and Mr XX Zhu (collectively, the "Relevant Directors") in relation to the obligations under the Exchange Listing Rules and the Director's Declaration and Undertaking given by each of the Relevant Directors to the Exchange in the form set out in Appendix 5 Form H to the Exchange Listing Rules (the "Director's Undertaking").

Facts

The disciplinary hearing was in connection with the following cases of alleged breaches of the Exchange Listing Rules:

Case A

Immediately before the Company's listing in February 2001, the Company entered into agreements with eight promoters for an initial term of five years until October or November 2005 (collectively, the "Predecessor Agreements") for the provision of various aviation information technology services and ancillary support ("Technology Services").

Given that a promoter is a connected person of a PRC issuer under the Exchange Listing Rules, the Predecessor Agreements therefore constituted continuing connected transactions for the Company. The Exchange granted the Company a waiver from strict compliance with the disclosure and independent shareholders' approval requirements for the transactions under the Predecessor Agreements until 31 December 2003 and a further waiver from 1 January 2004 to 17 October 2005 (the "Waiver").

The Waiver expressly stipulated that if any material terms of the transactions were altered (unless as provided for under the terms of the relevant agreement or arrangement) or if the Company entered into any new agreements with any connected persons in future, the Company would have to comply with the Exchange Listing Rules governing connected transactions unless a separate waiver was obtained.

Between October 2004 and January 2005, the Company renewed six of the Predecessor Agreements with six promoters (i.e. Agreements (1) to (6)). In November 2005, the Company entered into agreements with two other promoters (i.e. Agreements (7) and (8)). The percentage ratios for the transactions under Agreements (1) to (8) on an annual basis were between 18.23 per cent and 128.15 per cent.

As Agreements (1) to (6) covered periods different from those under the relevant Predecessor Agreements, the Listing Division took the view that they constituted "new agreements" and their duration was a "material term of the transactions". The Waiver for the transactions under the relevant Predecessor Agreements therefore lapsed on the respective dates when Agreements (1) to (6) were entered into. Further, Agreements (7) and (8) were also "new agreements" entered into after expiry of the Waiver and not covered by any waiver.

Case B

The Company, or through its subsidiary, continued or entered into continuing connected transactions under six agreements from 1 January 2007 to 31 December 2009 (i.e. Agreements (9) to (14)).

In addition to Agreement (10), the Company had to pay fees for certain services provided by the counterparty to Agreement (10) which also constituted continuing connected transactions for the Company (Agreement (10) and the payment arrangement are collectively referred to as "Arrangement (10)").

The percentage ratios for the transactions on an annual basis were between 0.18 per cent and 2.4 per cent under Agreement (9) and between 0.34 per cent and 41.34 per cent under Arrangement (10) and each of Agreements (11) to (14).

The transactions under Agreement (9), Arrangement (10) and Agreements (11) to (13) were covered by the Waiver from strict compliance with the disclosure requirement until 31 December 2006. The transactions under Agreement (14) were not covered by the Waiver and the Company had to comply with the connected transaction requirements upon signing the agreement on 1 December 2006.

Case C

On 29 August 2007, the Company entered into an agreement with a subsidiary of a promoter (counterparty to Agreement (7)) and a connected person of the Company (the "Connected Subsidiary") for the provision of Technology Services which constituted continuing connected transactions from 1 January 2006 to 31 December 2011 (i.e. Agreement (15)).

Agreement (7) had a term of three years from 16 November 2005 to 15 November 2008. It provided that reference to the promoter included its subsidiaries and associated companies. The transactions between the Company and the Connected Subsidiary for the provision of Technology Services therefore had been covered by Agreement (7). Shareholders' approval for the transactions under Agreement (7) was obtained on 25 May 2006.

As it was the sole recipient of Technology Services under Agreement (7), the Connected Subsidiary considered that it was more appropriate to enter into an agreement directly with the Company. Except for the duration and the signing party, the terms of and the actual recipient of Technology Services under Agreements (7) and (15) were the same in all material respects.

Agreement (15) was dated 30 June 2007, and was signed by the Company on 29 August 2007 after it was approved at a board meeting on 24 August 2007. The agreement was not made conditional on independent shareholders' approval when it was entered into. The percentage ratios for the transaction under Agreement (15) on an annual basis were between 3.44 per cent and 28.11 per cent.

The Listing Division considered that the Company should have complied with the connected transactions requirements in late June 2007, when the terms of the agreement were finalised or agreed.

The transactions under Agreements (1) to (8), Arrangement (10) and Agreements (11) to (15) were subject to the reporting, announcement, independent shareholders' approval and circular requirements under Rules 14A.45 to 14A.49. The transactions under Agreement (9) were subject to the reporting and announcement requirements under Rules 14A.46 and 14A.47.

The Listing Division alleged, among other things, that the Company failed to comply with the announcement and independent shareholders' approval requirements under the Exchange Listing Rules:

1. the Company should have notified the Exchange and published an announcement as soon as possible as required by Rule 14A.47; however, it only notified the Exchange and submitted the first draft of an announcement in respect of:

   a. Agreements (1) to (8) of Case A on 25 January 2006 (a delay of up to one year and three months); and

   b. Agreement (9), Arrangement (10) and Agreements (11) to (14) of Case B on 24 January 2007 (delays of between 23 days and one month and 23 days).

2. the transactions under Agreements (1) to (8), Arrangement (10) and Agreements (11) to (15) were not made conditional on independent shareholders' approval as required by Rule 14A.52. The Company only obtained independent shareholders' approval, ratification and confirmation, as the case may be, of the transactions at the EGM on the following dates:

   a. Agreements (1) to (8) on 25 May 2006 (a delay of up to one year and seven months);

   b. Arrangement (10) and Agreements (11) to (14) on 25 April 2007 (delays of up to four months and 24 days); and

   c. Agreement (15) on 23 November 2007 (a delay of more than two months).

Further, the Listing Division alleged that each of the Relevant Directors breached the Director's Undertaking for: (a) causing or failing to prevent the multiple substantive breaches committed by the Company; and (b) failing to establish and maintain any or an adequate and effective internal control system within the Company by which Exchange Listing Rule compliance could be procured.

Decision

The Listing Committee concluded, among other things, that:

1. the Company breached:

   - Rule 14A.47 in respect of Cases A and B; and
   - Rule 14A.52 in respect of Case A, Arrangement (10) and Agreements (11) to (14) under Case B and Case C.

2. each of the Relevant Directors breached the Director's Undertaking for failing to use best endeavours to cause the Company to comply with the Exchange Listing Rules in relation to Cases A, B and C.

The Listing Committee decided to impose a public statement which involves criticism on the Company and each of the Relevant Directors for their respective breaches.

Further, the Listing Committee made the following directions:

1. the Company to retain an independent professional adviser satisfactory to the Division ("the Adviser") to conduct a thorough review of and make recommendations to improve the Company's internal controls for Exchange Listing Rule compliance regarding notifiable and connected transactions, and to provide the Division with the Adviser's written report containing such recommendations within three months of 28 September 2009;

2. the Company to furnish the Division with the Adviser's written report confirming the Company's full implementation of the Adviser's recommendations within a further period of three months;

3. the Company to retain the Adviser on an ongoing basis for consultation on Exchange Listing Rule compliance for a period of two years, and to publish an announcement containing details of the appointment of the Adviser, including but not limited to the name, scope and term of appointment of the Adviser, within one month from 28 September 2009. The Adviser shall be accountable to the Audit Committee of the Company; and

4. each of the Relevant Directors, as a pre-requisite of any future appointment as a director of any company listed on the Exchange, to undergo training on compliance and corporate governance matters for a duration of 24 hours to be given by a recognized professional organisation satisfactory to the Division to be completed before the effective date of any such appointment. Each of the Relevant Directors should provide the Division with the training provider's written certification of full compliance with this training requirement upon the Division's request.

For the avoidance of doubt, the Exchange confirms that this public statement which involves criticism applies only to the Company and the Relevant Directors and not to any other past or present members of the Board of Directors of the Company.



Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/09/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")
Date Submitted: 02/10/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) Stock code (if listed) Class of shares issuable (Note 1) Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /) Stock code (if listed) Class of shares issuable (Note 1) Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /) Stock code (if listed) Class of shares issuable (Note 1) Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /) Stock code (if listed) Class of shares issuable (Note 1) Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
		Total E. (Ordinary shares) (Preference shares) (Other class)		______ ______ ______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

APPOINTMENT OF COMPLIANCE ADVISER

Compliance adviser to TravelSky Technology Limited


SWS

Shenyin Wanguo Capital (H.K.) Limited

Reference is made to the press release published by The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") on 28 September 2009 in relation to TravelSky Technology Limited (the "**Company**").

Pursuant to the directions made by the Listing Committee of the Stock Exchange, the board of directors of the Company (the "**Board**") has appointed Shenyin Wanguo Capital (H.K.) Limited as compliance adviser (the "**Compliance Adviser**") for a period of two years commencing on 20 October 2009 and expiring on 19 October 2011 on an ongoing basis for consultation on compliance with the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**"). According to the terms of appointment, the Compliance Adviser's responsibilities shall include, inter alia:-

(a) providing guidance to the Company as to compliance with the Listing Rules when consulted by the Company;

(b) discussing with the Stock Exchange and/or accompanying the Company to meetings with the Stock Exchange, if so required by the Stock Exchange; and

(c) being accountable to the Audit Committee of the Company.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 20 October 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/10/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")
Date Submitted: 02/11/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E. (Ordinary shares)		______	
		(Preference shares)		______	
		(Other class)		______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

Transactions under the Waiver

Reference is made to the announcement of the Company dated 2 September 2009 relating to the grant by the Stock Exchange of a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to certain continuing connected transactions between the Group on the one part and the Major Promoters, the Minority Promoters and/or their respective associates on the other part. The Waiver is for a three-year term commencing from the expiry of the respective terms of the existing continuing connected transactions.

The Company proposes to seek a general mandate with a three-year term ending on 31 December 2012 from the Independent Shareholders in order to continue the continuing connected transactions under the Waiver that have their existing terms expiring on 31 December 2009 but will continue after such date. In the event that the terms of the new written agreements are materially different from those being approved by the Independent Shareholders, the Company will re-comply with the reporting, announcement and/or independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Transactions under the New Network Services Agreement

The Company entered into the New Network Services Agreement with 25 Service Companies on 4 November 2009. Since the assets ratio and the revenue ratio with reference to the largest Annual Caps for the transactions with the Connected Service Companies under the New Network Services Agreement in aggregate exceeds 2.5%, the New Network Services Agreement is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolutions in respect of the Continuing Connected Transactions and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

A circular containing, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

CONTINUING CONNECTED TRANSACTIONS

I. Continuing Connected Transactions under the Waiver

Reference is made to the announcement of the Company dated 2 September 2009 relating to the grant by the Stock Exchange of a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to certain continuing connected transactions between the Group on the one part and the Major Promoters, the Minority Promoters and/or their respective associates on the other part. The Waiver is for a three-year term commencing from the expiry of the respective terms of the existing continuing connected transactions.

Details of the continuing connected transactions under the Waiver are set out below:

(a) Provision of Technology Services

Parties: *Service provider:*

The Company

Service recipients:

(1) Air China

(2) Southern Airlines (including Xiamen Airlines and Chongqing Airlines)

(3) Lucky Airlines

(4) Shandong Airlines

Term: 1 January 2010 to 31 December 2012

Services: The scope of technology services consists of the following:-

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees: The service fees for the technology services are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's pricing schedule, depending on the types of system through which the transactions are processed, a per passenger booking fee is payable for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the service fees include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device ("PID") connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on a monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

(b) Provision of (i) Revenue Accounting Systems Development and Support Services and (ii) Passenger and Cargo Revenue Accounting and Settlement Services

Parties: *Service provider:*

ACCA

Service recipients:

(1) Eastern Airlines

(2) Air China

(3) Macau Airlines

(4) Shandong Airlines

Term: 1 January 2010 to 31 December 2012

Services: The scope of revenue accounting systems development and support services consists of the provision of computer system application development and support services including self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system.

The scope of passenger and cargo revenue accounting and settlement services consists of the provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services.

Service fees: Charge rates of revenue accounting systems development and support services are determined by negotiation with reference to the costs and specifications of the relevant type of services provided and varies depending on the transaction volume (i.e. the higher the transaction volume, the lower the rate). The rates of unit price for international and domestic passengers revenue accounting system development and support services are no more than RMB1.65 and RMB0.6 respectively. The rates of unit price for international and domestic cargo revenue accounting system development and support services are no more than RMB5.2 and RMB1.8 respectively.

The fees of passenger and cargo revenue accounting and settlement services are determined by negotiation with reference to the rates and rules prescribed in the relevant document issued by the CAAC. The prices of the provision of the services are based on the calculation of (i) the transaction volume times unit price ranging from RMB0.15 to RMB6 and (ii) the percentage rate of the total accounting amount ranging from 0.3% to 3%.

*(c) **Provision of interline data exchange services***

Parties: *Service provider:*

ACCA

Service recipients:

(1) Xiamen Airlines

(2) Hainan Airlines

Term: 1 January 2010 to 31 December 2012

Services: The scope of interline data exchange services consists of the provision of services which include receiving interline outward billing data from various airline companies, identifying the airlines to be charged for receipt of such services (“**Billed Airlines**”), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines.

Service fees: A fixed annual service fee of RMB120,000.

II. The New Network Services Agreement

The Company entered into the New Network Services Agreement with 25 Service Companies on 4 November 2009.

Date: 4 November 2009

Parties: (a) The Company

Service Companies:

(b) **Yunnan TravelSky Airport Technology Limited** (雲南航信空港網絡有限公司)

(c) **Heilongjiang TravelSky Airport Technology Limited** (黑龍江航信空港網絡有限公司)

(d) **Dalian TravelSky Airport Technology Limited** (大連航信空港網絡有限責任公司)

(e) **Hebei TravelSky Airport Technology Limited** (河北航信空港網路有限公司)

(Companies (b) to (e) are associated companies of the Company. Company (b) is owned as to 40% by the Company and each of companies (c) to (e) is owned as to 50% by the Company. The remaining interests in companies (b) to (e) are owned by Independent Third Parties.)

(f) **TravelSky Technology (Hong Kong) Limited** (中國民航信息網絡股份(香港)有限公司)

(g) **TravelSky Technology (Singapore) Limited** (中國民航信息網絡股份(新加坡)有限公司)

(h) **TravelSky Technology (Japan) Limited** (中國民航信息網絡股份(日本)有限公司)

(i) **TravelSky Technology (Korea) Limited** (中國民航信息網絡股份(韓國)有限公司)

(j) InfoSky Technology Company Limited (天信達信息技術有限公司)

(k) Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司)

(l) Guangzhou TravelSky Information Technology Limited (廣州民航信息技術有限公司)
(Companies (f)to (l) are wholly owned subsidiaries of Company)

(m) Huadong Cares

(n) Shanghai Cares

(o) Xinan Cares

(p) Qingdao Cares

(q) Hainan Cares

(r) Hubei Cares

(s) Chongqing Cares

(t) Yunnan Cares

(u) Xiamen Cares

(v) Xi'an Cares

(w) Xinjiang Cares

(x) Dongbei Cares

(y) Shenzhen Cares

(z) Guangzhou Airport
*(Companies (m) to (z) are collectively referred to as the "**Connected Service Companies**")*

Term: From 1 January 2010 to 31 December 2012, renewable automatically for a successive term of three years commencing from the date of the expiry of such term, if no written opposition raised by either party three months in advance.

Services: The Service Companies shall (i) establish, operate and maintain regional network nodes, facilities and connections to the network and systems of the Company in their respective regions and serve as local service centers for the Company's data network operations, and providing services such as connections to the network's nodes, data transmission equipment, terminals, the installation of equipment, maintenance, technical support and other network services; (ii) provide technical services to the users of the Company's aviation information technology systems in respect of the Company's nationwide data network; (iii) provide marketing and distribution services for the products of the Company; and (iv) provide technology development services *((iii) and (iv) are collectively referred to as the "**Additional Services**").*

The Company shall lease the major equipment required for the network node for use by the Service Companies and shall be responsible for the design of network configuration layout, installation, testing and maintenance of the equipment according to the needs of the Service Companies.

Service fees: The basis of service fees are generally determined: (i) according to the rates prescribed by the government regulatory bodies (such as CAAC) where the services are regulated by the government regulatory bodies; (ii) through negotiation between the Company and the respective Service Companies with reference to guide prices proposed by the government regulatory bodies; (iii) through negotiation between the Company and the respective Service Companies based on the prevailing market prices (if any) or the previous prescribed rates or guide prices, or on a cost basis, where no prescribed rates or guide prices are available, or they have been cancelled or are no longer applicable.

With respect to connection to the Company's network and system, the Service Companies shall pay (i) connection fees on a monthly basis in cash for connection to the Company's network based on the usage with reference to the rates prescribed by CAAC; (ii) PID technical service fees on a monthly basis in cash based on the usage with reference to the rates prescribed by CAAC; and (iii) technical service fees on a monthly basis in cash for connection to the Company's mainframe via the Internet and use of the products of the Company based on the usage at the rates prescribed by the Company or according to separate agreements to be entered into between the Company and the respective Service Companies on each product.

With respect to equipment leasing and maintenance, (i) the Service Companies shall pay equipment lease fees (if any) on a cost basis or at the prevailing market prices or according to separate agreements to be entered into between the Company and the respective Service Companies; and (ii) the Company shall pay the equipment maintenance fees on a cost basis or at the prevailing market prices or according to separate agreements to be entered into between the Company and the respective Service Companies.

With respect to marketing and distribution of services and products of the Company, (i) the Company shall pay for technical support services provided by the Service Companies to the users of the Company (if any) and such fees may be determined according to separate agreements to be entered into between the Company and the respective Service Companies; and (ii) the Company shall pay market services fees at an agreed price based on the transaction volume processed by the Service Companies on the e-commerce system platform and the Service Companies shall pay system processing fees based on the agreed prices or according to separate agreements to be entered into between the Company and the respective Service Companies; and (iii) the Company shall share the revenue from e-ticketing services with the Service Companies on a pro-rata basis according to market prevailing prices or pursuant to separate agreements to be entered into between the Company and the respective Service Companies; and (iv) the Company shall pay service fees for distribution of hotel services on a pro-rata basis or pursuant to separate agreements to be entered into between the Company and the respective Service Companies.

With respect to technology development services, the Company shall pay technology development service fees (if any) for engaging the professional personnel from the Service Companies for provision of, amongst others, product development services and such fees may be determined according to a separate agreements to be entered into between the Company and the respective Service Companies.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the aggregated amounts of the Continuing Connected Transactions for the two years ended 31 December 2008 and eight months ended 31 August 2009:

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ended 31 December 2007	Year ended 31 December 2008	Eight months ended 31 August 2009
Air China Transactions	I(a)	RMB241,469,000 (equivalent to approximately HK$274 million)	RMB239,727,000 (equivalent to approximately HK$272 million)	RMB125,168,000 (equivalent to approximately HK$142 million)
	I(b)	RMB48,032,000 (equivalent to approximately HK$55 million)	RMB46,321,000 (equivalent to approximately HK$53 million)	RMB27,829,000 (equivalent to approximately HK$32 million)
Southern Airlines Transactions	I(a)	RMB347,507,000 (equivalent to approximately HK$395 million)	RMB336,495,000 (equivalent to approximately HK$382 million)	RMB181,126,000 (equivalent to approximately HK$206 million)

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ended 31 December		Eight months ended 31 August 2009
		2007	2008	
Lucky Airlines Transactions	I(a)	—	RMB8,697,000 (equivalent to approximately HK$10 million)	RMB9,264,000 (equivalent to approximately HK$11 million)
Shandong Airlines Transactions	I(a)	RMB33,668,000 (equivalent to approximately HK$38 million)	RMB33,427,000 (equivalent to approximately HK$38 million)	RMB18,291,000 (equivalent to approximately HK$21 million)
	I(b)	RMB2,886,000 (equivalent to approximately HK$3 million)	RMB2,891,000 (equivalent to approximately HK$3 million)	RMB1,920,000 (equivalent to approximately HK$2 million)
Eastern Airlines Transactions	I(b)	RMB53,506,000 (equivalent to approximately HK$61 million)	RMB49,349,000 (equivalent to approximately HK$56 million)	RMB29,186,000 (equivalent to approximately HK$33 million)
Shanghai Airlines Transactions	I(b)	RMB8,710,000 (equivalent to approximately HK$10 million)	RMB10,627,000 (equivalent to approximately HK$12 million)	RMB4,803,000 (equivalent to approximately HK$5 million)

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ended 31 December		Eight months ended 31 August 2009
		2007	2008	
Macau Airlines Transactions	I(b)	RMB9,530,000 (equivalent to approximately HK$11 million)	RMB7,941,000 (equivalent to approximately HK$9 million)	RMB3,751,000 (equivalent to approximately HK$4 million)
Xiamen Airlines Transactions	I(c)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)	RMB80,000 (equivalent to approximately HK$91,000)
Hainan Airlines Transactions	I(c)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)	RMB80,000 (equivalent to approximately HK$91,000)
Transactions with Huadong Cares under the 2006 Network Services Agreement	II	RMB848,000 (equivalent to approximately HK$1 million)	RMB3,633,000 (equivalent to approximately HK$4 million)	RMB11,439,000 (equivalent to approximately HK$13 million)
Transactions with Shanghai Cares under the 2006 Network Services Agreement	II	—	—	—

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ended 31 December 2007	2008	Eight months ended 31 August 2009
Transactions with Xinan Cares under the 2006 Network Services Agreement	II	RMB1,459,000 (equivalent to approximately HK$2 million)	RMB5,375,000 (equivalent to approximately HK$6 million)	RMB3,772,000 (equivalent to approximately HK$4 million)
Transactions with Qingdao Cares under the 2006 Network Services Agreement	II	RMB723,000 (equivalent to approximately HK$1 million)	RMB777,000 (equivalent to approximately HK$1 million)	RMB514,000 (equivalent to approximately HK$1 million)
Transactions with Hainan Cares under the 2006 Network Services Agreement	II	RMB1,430,000 (equivalent to approximately HK$2 million)	RMB2,087,000 (equivalent to approximately HK$2 million)	RMB1,353,000 (equivalent to approximately HK$2 million)
Transactions with Hubei Cares under the 2006 Network Services Agreement	II	RMB4,076,000 (equivalent to approximately HK$5 million)	RMB3,883,000 (equivalent to approximately HK$4 million)	RMB3,077,000 (equivalent to approximately HK$3 million)
Transactions with Chongqing Cares under the 2006 Network Services Agreement	II	RMB1,263,000 (equivalent to approximately HK$1 million)	RMB1,251,000 (equivalent to approximately HK$1 million)	RMB838,000 (equivalent to approximately HK$1 million)
Transactions with Yunnan Cares under the 2006 Network Services Agreement	II	RMB2,380,000 (equivalent to approximately HK$3 million)	RMB2,390,000 (equivalent to approximately HK$3 million)	RMB1,608,000 (equivalent to approximately HK$2 million)

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ended 31 December 2007	2008	Eight months ended 31 August 2009
Transactions with Xiamen Cares under the 2006 Network Services Agreement	II	RMB4,228,000 (equivalent to approximately HK$5 million)	RMB2,176,000 (equivalent to approximately HK$2 million)	RMB1,359,000 (equivalent to approximately HK$2 million)
Transactions with Xi'an Cares under the 2006 Network Services Agreement	II	RMB2,850,000 (equivalent to approximately HK$3 million)	RMB2,679,000 (equivalent to approximately HK$3 million)	RMB2,290,000 (equivalent to approximately HK$3 million)
Transactions with Xinjiang Cares under the 2006 Network Services Agreement	II	RMB2,973,000 (equivalent to approximately HK$3 million)	RMB2,655,000 (equivalent to approximately HK$3 million)	RMB1,891,000 (equivalent to approximately HK$2 million)
Transactions with Dongbei Cares under the 2006 Network Services Agreement	II	RMB4,369,000 (equivalent to approximately HK$5 million)	RMB3,987,000 (equivalent to approximately HK$5 million)	RMB2,694,000 (equivalent to approximately HK$3 million)
Transactions with Shenzhen Cares under the 2006 Network Services Agreement	II	RMB10,319,000 (equivalent to approximately HK$12 million)	RMB9,695,000 (equivalent to approximately HK$11 million)	RMB6,812,000 (equivalent to approximately HK$8 million)
Transactions with Guangzhou Airport under the 2006 Network Services Agreement	II	—	—	—

ANNUAL CAPS

Set out below is a summary of the Annual Caps for the Continuing Connected Transactions proposed for the three years ending 31 December 2012:

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ending 31 December 2010	2011	2012
Air China Transactions	I(a)	RMB345,207,000 (equivalent to approximately HK$392 million)	RMB414,248,000 (equivalent to approximately HK$471 million)	RMB497,098,000 (equivalent to approximately HK$565 million)
	I(b)	RMB66,702,000 (equivalent to approximately HK$76 million)	RMB80,043,000 (equivalent to approximately HK$91 million)	RMB96,051,000 (equivalent to approximately HK$109 million)
Southern Airlines Transactions	I(a)	RMB484,553,000 (equivalent to approximately HK$551 million)	RMB581,463,000 (equivalent to approximately HK$661 million)	RMB697,756,000 (equivalent to approximately HK$793 million)
Lucky Airlines Transactions	I(a)	RMB25,047,000 (equivalent to approximately HK$28 million)	RMB30,057,000 (equivalent to approximately HK$34 million)	RMB36,068,000 (equivalent to approximately HK$41 million)

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ending 31 December 2010	2011	2012
Shandong Airlines Transactions	I(a)	RMB48,135,000 (equivalent to approximately HK$55 million)	RMB57,762,000 (equivalent to approximately HK$66 million)	RMB69,314,000 (equivalent to approximately HK$79 million)
	I(b)	RMB4,163,000 (equivalent to approximately HK$5 million)	RMB4,996,000 (equivalent to approximately HK$6 million)	RMB5,995,000 (equivalent to approximately HK$7 million)
Eastern Airlines Transactions (taking into account the estimated amounts of the Shanghai Airlines Transactions)	I(b)	RMB86,365,000 (equivalent to approximately HK$98 million)	RMB103,639,000 (equivalent to approximately HK$118 million)	RMB124,366,000 (equivalent to approximately HK$141 million)
Macau Airlines Transactions	I(b)	RMB11,435,000 (equivalent to approximately HK$13 million)	RMB13,722,000 (equivalent to approximately HK$16 million)	RMB16,466,000 (equivalent to approximately HK$19 million)
Xiamen Airlines Transactions	I(c)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ending 31 December		
		2010	2011	2012
Hainan Airlines Transactions	I(c)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)
Transactions with Huadong Cares under the New Network Services Agreement	II	RMB37,138,000 (equivalent to approximately HK$42 million)	RMB44,566,000 (equivalent to approximately HK$51 million)	RMB53,479,000 (equivalent to approximately HK$61 million)
Transactions with Shanghai Cares under the New Network Services Agreement	II	RMB280,000 (equivalent to approximately HK$0.3 million)	RMB336,000 (equivalent to approximately HK$0.4 million)	RMB403,000 (equivalent to approximately HK$0.5 million)
Transactions with Xinan Cares under the New Network Services Agreement	II	RMB26,510,000 (equivalent to approximately HK$30 million)	RMB31,812,000 (equivalent to approximately HK$36 million)	RMB38,174,000 (equivalent to approximately HK$43 million)
Transactions with Qingdao Cares under the New Network Services Agreement	II	RMB4,840,000 (equivalent to approximately HK$6 million)	RMB5,808,000 (equivalent to approximately HK$7 million)	RMB6,970,000 (equivalent to approximately HK$8 million)

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ending 31 December		
		2010	2011	2012
Transactions with Hainan Cares under the New Network Services Agreement	II	RMB3,672,000 (equivalent to approximately HK$4 million)	RMB4,406,000 (equivalent to approximately HK$5 million)	RMB5,288,000 (equivalent to approximately HK$6 million)
Transactions with Hubei Cares under the New Network Services Agreement	II	RMB6,229,000 (equivalent to approximately HK$7 million)	RMB7,475,000 (equivalent to approximately HK$8 million)	RMB8,970,000 (equivalent to approximately HK$10 million)
Transactions with Chongqing Cares under the New Network Services Agreement	II	RMB2,470,000 (equivalent to approximately HK$3 million)	RMB2,964,000 (equivalent to approximately HK$3 million)	RMB3,557,000 (equivalent to approximately HK$4 million)
Transactions with Yunnan Cares under the New Network Services Agreement	II	RMB4,211,000 (equivalent to approximately HK$5 million)	RMB5,053,000 (equivalent to approximately HK$6 million)	RMB6,064,000 (equivalent to approximately HK$7 million)
Transactions with Xiamen Cares under the New Network Services Agreement	II	RMB3,802,000 (equivalent to approximately HK$4 million)	RMB4,562,000 (equivalent to approximately HK$5 million)	RMB5,475,000 (equivalent to approximately HK$6 million)

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ending 31 December		
		2010	2011	2012
Transactions with Xi'an Cares under the New Network Services Agreement	II	RMB4,619,000 (equivalent to approximately HK$5 million)	RMB5,543,000 (equivalent to approximately HK$6 million)	RMB6,651,000 (equivalent to approximately HK$8 million)
Transactions with Xinjiang Cares under the New Network Services Agreement	II	RMB4,232,000 (equivalent to approximately HK$5 million)	RMB5,078,000 (equivalent to approximately HK$6 million)	RMB6,094,000 (equivalent to approximately HK$7 million)
Transactions with Dongbei Cares under the New Network Services Agreement	II	RMB6,611,000 (equivalent to approximately HK$8 million)	RMB7,933,000 (equivalent to approximately HK$9 million)	RMB9,520,000 (equivalent to approximately HK$11 million)
Transactions with Shenzhen Cares under the New Network Services Agreement	II	RMB15,257,000 (equivalent to approximately HK$17 million)	RMB18,308,000 (equivalent to approximately HK$21 million)	RMB21,970,000 (equivalent to approximately HK$25 million)
Transactions with Guangzhou Airport under the New Network Services Agreement	II	RMB1,000,000 (equivalent to approximately HK$1 million)	RMB1,200,000 (equivalent to approximately HK$1 million)	RMB1,440,000 (equivalent to approximately HK$2 million)

BASIS OF THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS

(a) Provision of technology services

The Annual Caps are determined with reference to (i) the historical transaction amounts of such type of transactions between the Group and the connected persons for the year ended 31 December 2008 and the eight months ended 31 August 2009; and (ii) the estimated annual growth rate of 20% in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

(b) Provision of (i) revenue accounting systems development and support services and (ii) passenger and cargo revenue accounting and settlement services

The Annual Caps are determined with reference to (i) the historical transaction amounts of such type of transactions between the Group and the connected persons for the year ended 31 December 2008 and the eight months ended 31 August 2009; (ii) an estimated annual increase of 20% in the level of service and scope of services provided by the Group taking into account of the future growth rate of aviation industry and the historical growth of airlines' business in the recent years. In respect of the Eastern Airlines Transactions, the Annual Caps have taken into account the historical transaction amounts involving Shanghai Airlines in view of the absorption of Shanghai Airlines by Eastern Airlines to be expected in the near future.

(c) Provision of interline data exchange services

The Annual Caps are determined based on the fixed amount of annual service fee charged under the previous agreements. It is expected that there will be no major change in the level of service fee for the period from 2010 to 2012.

(d) **Provision of network services**

The Annual Caps are determined with reference to (i) the historical transaction amounts of the transactions with the Connected Service Companies under the 2006 Network Services Agreement for the year ended 31 December 2008 and the eight months ended 31 August 2009; and (ii) the Additional Services to be provided under the New Network Services Agreement other than those provided under the 2006 Network Services Agreement; and (iii) the estimated annual growth rate of 20% in the transaction volume of the existing and additional services taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

The Directors (other than the independent non-executive Directors whose opinion will be provided after receiving the advice of the independent financial adviser) believe that the Annual Caps are fair and reasonable in so far as the Company and the shareholders of the Company are concerned. The Independent Board Committee will give their recommendations, after taking into account the advice of the independent financial adviser, in their letter to the Independent Board Committee and the Independent Shareholders to be included in the Company's circular.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

ACCA, which has become a wholly owned subsidiary of the Company since 3 March 2009, is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies.

The provision of the various services as described in the section headed "I. Continuing Connected Transactions under the Waiver" is in the ordinary and usual course of business of the Group. The Group will receive service fees for provision of such services and thus such transactions will increase the total revenue of the Group.

The Company entered into the 2006 Network Services Agreement with 21 Service Companies on 30 December 2006. The existing term of such agreement will expire on 31 December 2009. The Company therefore entered into the New Network Services Agreement with 25 Service Companies on 4 November 2009. The Service Companies are companies established by the Company and other parties for distributing the products of the Company and provide better services to customers in different regions.

The Directors are of the view that the Continuing Connected Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms, and the terms of the Continuing Connected Transactions and the Annual Caps are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

INFORMATION ABOUT THE CONNECTED COUNTERPARTIES

Air China

Air China is a subsidiary of National Aviation Holding, which is a Promoter of the Company, and is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Air China (together with its subsidiaries) is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.

Southern Airlines

Southern Airlines is a subsidiary of Southern Holding, which is a Promoter and a substantial shareholder of the Company, and is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Southern Airlines is principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services. It is also a company listed on the Main Board of the Stock Exchange.

Xiamen Airlines

Xiamen Airlines is a Promoter and a subsidiary of Southern Airlines and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. Its principal business activity is civil aviation in the PRC.

Chongqing Airlines

Chongqing Airlines is a subsidiary of Southern Airlines and thus a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Its principal business activity is civil aviation in the PRC.

Lucky Airlines

Both Hainan Airlines and Lucky Airlines are subsidiaries of Da Xin Hua Airlines Limited (大新華航空有限公司). Lucky Airlines is an associate of Hainan Airlines and thus a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Lucky Airlines is principally engaged in the operation of civil aviation.

Shandong Airlines

Shandong Airlines is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. Shandong Airlines is principally engaged in airline operation in the PRC.

Eastern Airlines

Eastern Airlines is a subsidiary of Eastern Holding, which is a Promoter and a substantial shareholder of the Company, and is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Eastern Airlines is a company listed on the Main Board of the Stock Exchange and is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

Macau Airlines

Macau Airlines is a subsidiary of Air China, which is a subsidiary of National Aviation Holding (a Promoter), and is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Its principal business activity is civil aviation.

Hainan Airlines

Hainan Airlines is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. It is principally engaged in airline operation in the PRC.

Connected Service Companies

The Connected Service Companies comprising Huadong Cares, Shanghai Cares, Xinan Cares, Qingdao Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunnan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares, Dongbei Cares, Shenzhen Cares and Guangzhou Airport are connected persons of the Company for the following reasons:

(a) Huadong Cares is owned as to 41% by the Company, 41% by Eastern Airlines (a Promoter) and 18% by Shanghai International Airport Company Limited (上海國際機場股份有限公司). As an associate of a Promoter, Huadong Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Huadong Cares is principally engaged in provision of computer software and hardware development and data network services.

(b) Shanghai Cares is owned as to 50% by the Company and 50% by Shanghai Dongmei Aviation Travel Limited (上海東美航空旅遊有限公司), which is a subsidiary of Eastern Holding (a Promoter). As an associate of a Promoter, Shanghai Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Shanghai Cares is principally engaged in e-commerce, sales of computers and related parts and provision of network and technical services and economic information consultation services.

(c) Xinan Cares is owned as to 44% by the Company, 35% by Air China, 16% by Sichuan Airport Group Limited (四川省機場集團有限公司) and 5% by Sichuan Group. Air China is a subsidiary of National Aviation Holding which is a Promoter. As an associate of a Promoter, Xinan Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Xinan Cares is principally engaged in provision of computer software and hardware development and data network services.

(d) Qingdao Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 36% by Qingdao International Airport Company (青島國際機場集團有限公司) and 13% by Huadong Cares. Huadong Cares is owned as to 41% by Eastern Airlines which is a Promoter. Qingdao Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Qingdao Cares is principally engaged in provision of computer software and hardware development and data network services.

(e) Hainan Cares is a non-wholly owned subsidiary of the Company owned as to 64.78% by the Company, 22.74% by Southern Holding (a Promoter), 4.16% by Air China, a subsidiary of National Aviation Holding (a Promoter), 4.16% by Hainan Airlines (a Promoter) and 4.16% by China Eastern Airlines Northwest Company (中國東方航空西北公司), a branch company of Eastern Airlines which is a subsidiary of Eastern Holding (a Promoter). Hainan Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Hainan Cares is principally engaged in provision of electronic travel distribution and cargo management services, and sale and installation of the related information systems.

(f) Hubei Cares is a non-wholly owned subsidiary of the Company owned as to 50% by the Company, 12.50% by Shenzhen Cares (a non-wholly owned subsidiary of the Company), 12.5% by Eastern Wuhan (a Promoter), 12.50% by the committee of labour union of China Southern Airlines Company Limited (中國南方航空股份有限公司湖北分公司工會委員會), 12.50% by Wuhan Tianhe Airport Limited (武漢天河機場有限責任公司). Hubei Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Hubei Cares is principally engaged in provision of electronic travel distribution, airport passenger processing and cargo management services, and sale and installation of the related information systems.

(g) Chongqing Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 24.50% by Air China which is a subsidiary of National Aviation Holding (a Promoter), and 24.50% by Chongqing Airport Group Limited (重慶機場(集團)有限公司). Chongqing Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Chongqing Cares is principally engaged in provision of electronic tavel distribution, airport passenger processing and cargo management services, and sale and installation of the related information systems.

(h) Yunnan Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company and 49% by China Eastern Airlines-Yunnan Company (中國東方航空雲南公司), a wholly-owned subsidiary of Eastern Airlines (a Promoter) which is a subsidiary of Eastern Holding (a Promoter). As an associate of a Promoter, Yunnan Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Yunnan Cares is principally engaged in provision of computer software and hardware development and data network services.

(i) Xiamen Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 28.5% by Xiamen Airlines (a Promoter), and 20.5% by Xiamen International Aviation Company Limited (廈門國際航空港股份有限公司). Xiamen Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Xiamen Cares is principally engaged in provision of computer software and hardware development and data network services.

(j) Xi'an Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 32% by China Eastern Airlines Northwest Company (中國東方航空西北公司) which is a branch company of Eastern Airlines, and 17% by China West Airport Group (西部機場集團). Eastern Airlines (a Promoter) is a subsidiary of Eastern Holding which is a Promoter. Xi'an Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Xi'an Cares is principally engaged in provision of computer software and hardware development and data network services.

(k) Xinjiang Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 24.5% by Xinjiang Airport Group Company Limited (新疆機場集團有限責任公司), and 24.5% by Southern Holding (a Promoter). Xinjiang Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Xinjiang Cares is principally engaged in provision of computer software and hardware development and data network services.

(l) Dongbei Cares is owned as to 46% by the Company, 42% by Southern Holding (a Promoter), and 12% by Liaoning Airport Management Group Company (遼寧省機場管理集團公司). As an associate of a Promoter, Dongbei Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Dongbei Cares is principally engaged in provision of computer software and hardware development and data network services.

(m) Shenzhen Cares is a non-wholly owned subsidiary of the Company owned as to 61.47% by the Company, 5.59% by Southern Holding (a Promoter), 5.59% by Air China, a subsidiary of National Aviation Holding (a Promoter), 5.59% by Xinhua Airlines, 5.59% by Shenzhen Airlines (a Promoter), 5.59% by Shenzhen Airport Company Limited (深圳市機場股份有限公司), 5.59% by China Southern Airlines (Group) Shenzhen Company (中國南方航空(集團)深圳公司), a subsidiary of Southern Holding (a Promoter) and 5.00% by Sichuan Group. Shenzhen Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Shenzhen Cares is principally engaged in provision of electronic travel distribution and cargo management services, and sale and installation of the related information systems.

(n) Guangzhou Airport is owned as to 20% by the Company, 39% by Southern Airlines which is a subsidiary of Southern Holding (a Promoter) and 41% by Guangdong Airport Management Corporation (廣東省機場管理集團公司). As an associate of a Promoter, Guangzhou Airport is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Guangzhou Airport is principally engaged in provision of computer software and hardware development and technical consulting services.

IMPLICATIONS UNDER THE LISTING RULES

The Company proposes to seek a general mandate with a three-year term ending 31 December 2012 from the Independent Shareholders in order to continue the continuing connected transactions under the Waiver that have their existing terms expiring on 31 December 2009 but will continue after such date. In the event that the terms of the new written agreements are materially different from those being approved by the Independent Shareholders, the Company will re-comply with the reporting, announcement and/or independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Since the assets ratio and the revenue ratio with reference to the largest Annual Caps for the transactions with the Connected Service Companies under the New Network Services Agreement in aggregate exceeds 2.5%, the New Network Services Agreement is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolutions in respect of the Continuing Connected Transactions and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

A circular containing, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

Voting at the EGM will be conducted by poll. Pursuant to the Listing Rules, shareholders with a material interest in the Continuing Connected Transactions and their respective associates shall abstain from voting on the relevant resolution(s). The table below sets out the shareholders of the Company who will abstain from voting on the resolutions to consider and approve the general mandate in respect of the continuing connected transactions under the Waiver and/or the New Network Services Agreement:

Transactions	Shareholders of the Company to abstain from voting
Air China Transactions	National Aviation Holding Shandong Airlines
Southern Airlines Transactions	Southern Holding Xiamen Airlines

Lucky Airlines Transactions	Hainan Airlines Xinhua Airlines Changan Airlines
Shandong Airlines Transactions	Shandong Airlines
Eastern Airlines Transactions	Eastern Airlines Eastern Holding Eastern Wuhan
Macau Airlines Transactions	National Aviation Holding Shandong Airlines
Xiamen Airlines Transactions	Southern Holding Xiamen Airlines
Hainan Airlines Transactions	Hainan Airlines Xinhua Airlines Changan Airlines
New Network Services Agreement	Southern Holding Eastern Holding National Aviation Holding Xiamen Airlines Eastern Airlines Eastern Wuhan Shenzhen Airlines Xinhua Airlines Hainan Airlines Sichuan Group

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of the Company
"Air China"	Air China Limited (中國國際航空股份有限公司)
"Air China Transactions"	the continuing connected transactions between the Group and Air China in relation to the provision of technology services, revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services as set out in this announcement
"Annual Cap(s)"	the expected maximum aggregate annual amount of the Continuing Connected Transactions for each of the three years ending 31 December 2012, as set out in the paragraph headed "Annual Caps" in this announcement
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"CAAC"	Civil Aviation Administration of China (中國民用航空局), the administrative authority in the civil aviation industry in the PRC
"Changan Airlines"	Changan Airlines Limited (長安航空有限責任公司), a Promoter with a shareholding of 0.08% in the Company
"Chongqing Airlines"	Chongqing Airlines Company Limited (重慶航空有限公司)

"Chongqing Cares"	Cares Chongqing Information Technology Co., Ltd. (重慶民航凱亞信息技術有限公司)
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person(s)"	has the same meaning as ascribed to it under the Listing Rules
"Connected Service Companies"	Huadong Cares, Shanghai Cares, Xinan Cares, Qingdao Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares, Dongbei Cares, Shenzhen Cares and Guangzhou Airport which are the connected persons of the Company under Chapter 14A of the Listing Rules
"Continuing Connected Transactions"	Air China Transactions, Southern Airlines Transactions, Lucky Airlines Transactions, Shandong Airlines Transactions, Eastern Airlines Transactions, Macau Airlines Transactions, Xiamen Airlines Transactions and Hainan Airlines Transactions and the transactions between the Company and the Connected Service Companies contemplated under the New Network Services Agreement
"Directors"	the directors of the Company
"Dongbei Cares"	Shenyang Civil Aviation Cares of Northeast China, Ltd. (瀋陽民航東北凱亞有限公司)
" Eastern Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a Promoter with a shareholding of 0.27% in the Company

"Eastern Airlines Transactions"	the continuing connected transactions between ACCA and Eastern Airlines in relation to the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services as set out in this announcement
"Eastern Holding"	China Eastern Air Holding Limited (中國東方航空集團公司), a Promoter with a shareholding of 11.22% in the Company and thus a substantial shareholder of the Company
"Eastern Wuhan"	China Eastern Airlines Wuhan Company Limited (中國東方航空武漢有限責任公司), a Promoter with a shareholding of 0.13% in the Company and a subsidiary of Eastern Holding
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Continuing Connected Transactions and the Annual Caps mentioned in this announcement by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company
"Group"	the Company and its subsidiaries, including ACCA
"Guangzhou Airport"	Guangzhou Airport AirSpan Information Technology Co. Ltd. (廣州空港航翼信息科技有限公司)
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a Promoter with a shareholding of 1.13% in the Company
"Hainan Airlines Transactions"	the continuing connected transactions between ACCA and Hainan Airlines in relation to the provision of interline data exchange services as set out in this announcement

"Hainan Cares"	Hainan Civil Aviation Cares Co., Ltd. (海南民航凱亞有限公司)
"Huadong Cares"	Shanghai Civil Aviation East China Cares System Integration Co., Ltd. (上海民航華東凱亞系統集成有限公司)
"Hubei Cares"	Cares Hubei Co., Ltd. (湖北民航凱亞有限公司)
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps as set out in this announcement
"Independent Shareholders"	the shareholders of the Company who are not required to abstain from voting in respect of the relevant Continuing Connected Transactions at the EGM
"Independent Third Parties"	third parties independent of the Company and the connected persons of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lucky Airlines"	Yunnan Lucky Airlines Company Limited (雲南祥鵬航空有限責任公司)
"Lucky Airlines Transactions"	the continuing connected transactions between the Company and Lucky Airlines in relation to the provision of technology services as set out in this announcement
"Macau Airlines"	Air Macau Company Limited (澳門航空股份有限公司)
"Macau Airlines Transactions"	the continuing connected transactions between ACCA and Macau Airlines in relation to the provision of passenger and cargo revenue accounting and settlement services as set out in this announcement

"Major Promoters"	Southern Holding, Eastern Holding, National Aviation Holding, Xiamen Airlines, Eastern Airlines and Eastern Wuhan
"Minority Promoters"	Changan Airlines, Xinhua Airlines, Hainan Airlines and Shandong Airlines
"National Aviation Holding"	China National Aviation Holding Company (中國航空集團公司), a Promoter with a shareholding of 9.17% in the Company
"New Network Services Agreement"	the framework agreement entered into between the Company and 25 Service Companies in relation to network services on 4 November 2009
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Promoter"	promoter of the Company
"Qingdao Cares"	Civil Aviation Cares of Qingdao Limited (青島民航凱亞系統集成有限公司)
"Service Company(ies)"	the companies which entered into the New Network Services Agreement with the Company on 4 November 2009 and details of such companies are set out in this announcement
"Shandong Airlines"	Shandong Airlines Company Limited (山東航空股份有限公司), a Promoter with a shareholding of 0.45% in the Company
"Shandong Airlines Transactions"	the continuing connected transactions between the Group and Shandong Airlines in relation to the provision of technology services, revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services as set out in this announcement

"Shanghai Airlines"	Shanghai Airlines Co., Ltd. (上海航空股份有限公司)
"Shanghai Airlines Transactions"	the transactions between ACCA and Shanghai Airlines in relation to the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services as set out in this announcement
"Shanghai Cares"	Shanghai Dongmei Aviation Tourism Online Co., Ltd. (上海東美在線旅行社有限公司)
"Shenzhen Airlines"	Shenzhen Airlines Company Limited (深圳航空有限責任公司), a Promoter with a shareholding of 0.64% in the Company
"Shenzhen Cares"	Cares Shenzhen Co., Ltd. (深圳民航凱亞有限公司)
"Sichuan Group"	Sichuan Air Group Company (四川航空集團公司), a Promoter with a shareholding of 0.18% in the Company
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司)
"Southern Airlines Transactions"	the continuing connected transactions between the Company, Southern Airlines, Xiamen Airlines and Chongqing Airlines in relation to the provision of technology services to Southern Airlines, Xiamen Airlines and Chongqing Airlines as set out in this announcement
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司), a Promoter with a shareholding of 11.94% in the Company and thus a substantial shareholder of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"substantial shareholder"	has the same meaning as ascribed to it under the Listing Rules
"Waiver"	a waiver granted by the Stock Exchange from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to Air China Transactions, Southern Airlines Transactions, Lucky Airlines Transactions, Shandong Airlines Transactions, Eastern Airlines Transactions, Macau Airlines Transactions, Xiamen Airlines Transactions and Hainan Airlines Transactions. Such waiver is for a three-year term commencing from the expiry of the respective terms of the existing transactions above
"Xiamen Airlines"	Xiamen Airlines Company Limited (廈門航空有限公司), a Promoter with a shareholding of 2.25% in the Company and a subsidiary of Southern Holding
"Xiamen Airlines Transactions"	the continuing connected transactions between ACCA and Xiamen Airlines in relation to the provision of interline data exchange services as set out in this announcement
"Xiamen Cares"	Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)
"Xi'an Cares"	Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)
"Xinan Cares"	Aviation Cares of Southwest Chengdu, Ltd. (成都民航西南凱亞有限責任公司)
"Xinhua Airlines"	China Xinhua Airlines Company Limited (中國新華航空有限責任公司), a Promoter with a shareholding of 0.78% in the Company
"Xinjiang Cares"	Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)
"Yunnan Cares"	Aviation Cares of Yunnan Information Co., Ltd. (雲南民航凱亞信息有限公司)

"2006 Network Services Agreement"	the framework agreement entered into between the Company and 21 Service Companies in relation to network services on 30 December 2006
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 4 November 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that the Company has reached an agreement with Sichuan Airlines on 9 November 2009 in respect of the renewal of the Sichuan Airline Services Agreement relating to the provision of technology services by the Company to Sichuan Airlines for a further term up to 31 December 2010 upon the expiry of the existing term on 31 December 2009.

Since the revenue ratio with reference to the Annual Cap for the Sichuan Airline Services Agreement exceeds 2.5%, the Sichuan Airline Services Agreement is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the transactions contemplated under Sichuan Airline Services Agreement are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Cap is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolutions in respect of the Sichuan Airline Services Agreement and the Annual Cap, after taking into account the recommendations of the independent financial adviser.

A circular containing, among other things, (i) further details of the Sichuan Airline Services Agreement; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Sichuan Airline Services Agreement and the Annual Cap; (iii) the recommendation of the Independent Board Committee regarding the Sichuan Airline Services Agreement and the Annual Cap to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

BACKGROUND

The Company has been providing certain technology services to Sichuan Airlines under the Sichuan Airline Services Agreement. The existing term of the Sichuan Airline Services Agreement will expire on 31 December 2009. Having been satisfied with the existing good working relationship, the Company and Sichuan Airlines have reached an agreement on 9 November 2009 to renew the Sichuan Airline Services Agreement for a further term up to 31 December 2010 upon the expiry of the existing term on 31 December 2009.

SICHUAN AIRLINE SERVICES AGREEMENT

Details of the Sichuan Airline Services Agreement are set out below :

Parties: *Service provider:*
The Company

Service recipient:
Sichuan Airlines

Term : 1 January 2010 to 31 December 2010

Services : The scope of technology services consists of the following : -

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the technology services are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's pricing schedule, depending on the types of system through which the transactions are processed, a per passenger booking fee is payable for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the service fees include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device ("**PID**") connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on a monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the transaction amounts of the Sichuan Airline Services Agreement for the two years ended 31 December 2008 and eight months ended 31 August 2009:

	Year ended 31 December		Eight months ended 31
	2007	**2008**	**August 2009**
Sichuan Airlines Transactions	RMB68,420,000 (equivalent to approximately HK$78 million)	RMB68,071,000 (equivalent to approximately HK$77 million)	RMB40,843,000 (equivalent to approximately HK$46 million)

ANNUAL CAP

The Annual Cap of the Sichuan Airline Services Agreement for the year ending 31 December 2010 is RMB98,022,000 (equivalent to approximately HK$111 million).

The Annual Cap is determined with reference to (i) the historical transaction amounts of the Sichuan Airline Services Agreement between the Company and Sichuan Airlines for the year ending 31 December 2008; and (ii) the estimated annual growth rate of 20% in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

The Directors (other than the independent non-executive Directors whose opinion will be provided after receiving the advice of the independent financial adviser) are of the view that the transactions under the Sichuan Airline Services Agreement have been conducted in the ordinary and usual course of business of the Group, are on normal commercial terms, and the terms of the Sichuan Airline Services Agreement and the Annual Cap are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

INFORMATION ON SICHUAN AIRLINES

Sichuan Airlines is owned as to 40% by Sichuan Group, 39% by Southern Airlines, 10% by Shanghai Airlines Company Limited (上海航空股份有限公司), 10% by Shandong Airlines Company Limited (山東航空股份有限公司) and 1% by an independent third party. By virtue of being an associate of Southern Airlines, which is a subsidiary of Southern Holding (being a Promoter), Sichuan Airlines is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES

Since the revenue ratio with reference to the Annual Cap for the Sichuan Airline Services Agreement exceeds 2.5%, the Sichuan Airline Services Agreement is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the transactions contemplated under Sichuan Airline Services Agreement are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Cap is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolutions in respect of the Sichuan Airline Services Agreement and the Annual Cap, after taking into account the recommendations of the independent financial adviser.

A circular containing, among other things, (i) further details of the Sichuan Airline Services Agreement; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Sichuan Airline Services Agreement and the Annual Cap; (iii) the recommendation of the Independent Board Committee regarding the Sichuan Airline Services Agreement and the Annual Cap to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

Voting at the EGM will be conducted by poll. Sichuan Airlines and its associates shall abstain from voting on the resolution in relation to the Sichuan Airline Services Agreement, if they hold any shares in the Company. Sichuan Group (holding 40% interest in Sichuan Airlines), Southern Holding (being the holding company of Southern Airlines, which holds 39% in Sichuan Airlines) and Xiamen Airlines Company Limited (廈門航空有限公司) (being a subsidiary of Southern Airlines) will abstain from voting on the resolution in relation to the Sichuan Airline Services Agreement.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"Annual Cap"	the expected maximum aggregate annual amount of the transactions under the Sichuan Airline Services Agreement for the year ending 31 December 2010, as set out in the paragraph headed "Annual Cap" in this announcement
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person"	has the same meaning as ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of approving, among other things, the Sichuan Airline Services Agreement and the Annual Cap by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of, among other things, the Sichuan Airline Services Agreement and the Annual Cap
"Independent Shareholders"	the shareholders of the Company who are not required to abstain from voting on resolutions for approving, among other things, the Sichuan Airline Services Agreement at the EGM
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Promoter"	promoter of the Company
"RMB"	Reminbi, the lawful currency of the PRC
"Sichuan Airline Services Agreement"	the agreement dated 26 January 2005 and entered into between the Company and Sichuan Airlines in relation to the provision of technology services by the Company to Sichuan Airlines for an initial term of three years up to 1 January 2008 which had been extended by two one-year terms up to 31 December 2009 as agreed between the Company and Sichuan Airlines on 14 November 2007 and 30 December 2008 as disclosed earlier, and which will be further extended for one year up to 31 December 2010 as agreed between the Company and Sichuan Airlines on 9 November 2009
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司)
"Sichuan Airlines Transactions"	the transactions contemplated under the Sichuan Airline Services Agreement

"Sichuan Group"	Sichuan Air Group Company (四川航空集團公司)
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司)
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 9 November 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/11/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")
Date Submitted: 01/12/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4.						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares) (Preference shares) (Other class)	______ ______ ______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS
TENANCY AGREEMENT

The Board announces that on 23 December 2009, the Company (as tenant) and CTHC (as lessor) entered into the New Tenancy Agreement, pursuant to which CTHC has agreed to lease the Property to the Company for a term of 3 years ending 31 December 2012.

CTHC is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions under the New Tenancy Agreement constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since each of the Percentage Ratios for the New Tenancy Agreement with reference to the Annual Cap is more than 0.1% but less than 2.5%, the transactions under the New Tenancy Agreement are subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

NEW TENANCY AGREEMENT

On 23 December 2009, the Company (as tenant) and CTHC (as lessor) entered into the New Tenancy Agreement, particulars of which are set out below:-

Date: 23 December 2009

Parties: (1) CTHC (as lessor); and

(2) The Company (as tenant)

Property: Part of an office building and car parking spaces situated at No. 157 (formerly under No.155) Dongsi Western Street, Dongcheng District, Beijing, the PRC

Term: 3 years from 1 January 2010 to 31 December 2012
(The Company may request to renew the term by serving a notice to CTHC three months prior to expiry of the term.)

Usage fees (inclusive of property management fee): RMB4.11 (equivalent to approximately HK$4.67) per square metre per day for use of the Property of a gross floor area of 20,836.19 square metres

No fee is chargeable for the use by the Company of part of the office premises of a gross floor area of 600 square metres and the car parking spaces of the Property.

Payment term: The usage fees shall be paid by cash quarterly within the first 15 days upon receipt of the invoice.

Other terms: CTHC has undertaken to indemnify the Company against any loss or damage caused by, or arising from, any challenge to, or interference with, the Company's right to use the Property during the term of the New Tenancy Agreement

ANNUAL CAP

The Annual Cap for each of the three years ended 31 December 2012 is RMB 31,350,000 (equivalent to approximately HK$35,600,000), which represents approximately the aggregate annual usage fees payable by the Company to CTHC under the New Tenancy Agreement. Such level of fees has been determined by the parties on an arm's length basis taking into account the prevailing market rent for the Property as evaluated by Savills Valuation and Professional Services Limited as at 11 December 2009 of RMB34,000,000 (equivalent to approximately HK$38,600,000) per annum.

INFORMATION ON CTHC

CTHC is a Promoter and a substantial shareholder of the Company and thus a connected person of the Company.

CTHC is principally engaged in the management of the state-owned assets and state-owned equity interests resulting from investments of the State in the group companies and its invested entities.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

The Property has been used as an important and large-scale data centre of the Company since 2000. It is in the best interests of the Company to continue to lease and use the Property to ensure stable operation of the Company. The New Tenancy Agreement will supersede the Old Tenancy Agreement effective from 1 January 2010.

The Directors (including the independent non-executive Directors) are of the view that the transactions under the New Tenancy Agreement are conducted in the ordinary and usual course of business of the Group and on normal commercial terms, and the terms thereof (including the Annual Cap) are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole. Two Directors, Mr. Xu Qiang and Mr. Cui Zhixiong, have abstained from voting at the Board meeting in approving the transactions under the New Tenancy Agreement in view of their being senior management personnel in CTHC.

IMPLICATIONS UNDER THE LISTING RULES

The transactions under the New Tenancy Agreement constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since each of the Percentage Ratios for the New Tenancy Agreement with reference to the Annual Cap is more than 0.1% but less than 2.5%, the transactions under the New Tenancy Agreement are subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"Annual Cap"	the expected maximum aggregate annual amount of the usage fees (inclusive of property management fees) payable by the Company to CTHC under the New Tenancy Agreement for each of the three years ending 31 December 2012
"Board"	the Board of the Directors
"Company"	TravelSky Technology Limited (中國民航信息網絡股份有限公司), a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person"	has the same meaning as ascribed to it under the Listing Rules
"CTHC"	China TravelSky Holding Company (中國民航信息集團公司)
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Tenancy Agreement"	the tenancy agreement dated 23 December 2009 and entered into between the Company and CTHC in respect of the Property

"Old Tenancy Agreement"	the tenancy agreement dated 18 October 2000 and entered into between the Company and CTHC in respect of part of the office building situated at the same address as that of the Property of a gross floor area of approximately 13,369.51 square metres at an average rental (including property management fee) of RMB4.5 (equivalent to approximately HK$5.11) per square metre per day as amended and supplemented by supplemental agreements dated 31 December 2001, 15 December 2004 and 30 December 2006, which has been disclosed in the announcement dated 13 February 2007 and the circular dated 7 March 2007 of the Company
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Property"	part of an office building situated at No. 157 (formerly under No.155) Dongsi Western Street, Dongcheng District, Beijing, the PRC

"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning as ascribed to it under the Listing Rules
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 23 December 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 29 December 2009, ACCA has entered into the New Revenue Accounting System and Settlement Agreement with Sichuan Airlines, pursuant to which ACCA will provide revenue accounting systems development and support services and revenue accounting and settlement services to Sichuan Airlines for a term of 2 years ending 31 December 2011 upon the expiry of the Old Revenue Accounting System and Settlement Agreement on 31 December 2009.

Sichuan Airlines is owned as to 39% by Southern Airlines. By virtue of its being an associate of Southern Airlines, which is a subsidiary of Southern Holding (being a Promoter), Sichuan Airlines is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Since ACCA became a wholly owned subsidiary of the Company in March 2009, the Transactions have become continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since the revenue ratio with reference to the largest Annual Cap for the Transactions is more than 0.1% but less than 2.5% (but the other Percentage Ratios are less than 0.1%), the Transactions are subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

NEW REVENUE ACCOUNTING SYSTEM AND SETTLEMENT AGREEMENT

ACCA has been providing the revenue accounting systems development and support services and revenue accounting and settlement services to Sichuan Airlines under the Old Revenue Accounting System and Settlement Agreement. The Old Revenue Accounting System and Settlement Agreement will expire on 31 December 2009. Having been satisfied with the existing good working relationship, ACCA and Sichuan Airlines have entered into the New Revenue Accounting System and Settlement Agreement, particulars of which are set out below:-

Date: 29 December 2009

Parties: ***Service provider:***
ACCA

Service recipient:
Sichuan Airlines

Term: 1 January 2010 to 31 December 2011, subject to renewal automatically for a further term of one year upon the expiry of such term if no opposition from either party; and further renewal thereafter automatically on a monthly basis until a new agreement is signed if both parties intend to continue the cooperation. The Company will comply with the applicable requirements under Chapter 14A of the Listing Rules as and when required after the expiry of the term ending on 31 December 2011.

Services: The scope of revenue accounting systems development and support services consists of installing application software and maintaining a database; providing technical and application support; monitoring the revenue accounting systems and taking any necessary measures; keeping a record of data collected from the systems for at least five years; and providing systems development services.

The scope of revenue accounting and settlement services consists of the provision of interline billing, interline auditing, invoice processing, data capturing and processing, prorating, reporting control, sales auditing, reconciliation and accounting, clearing and settlement services for passengers, cargo and miscellaneous revenue accounting and settlement services.

Service fees: Charge rates of revenue accounting systems development and support services are determined by negotiation with reference to the costs and specifications of the relevant type of services provided and varies depending on the transaction volume (i.e. the higher the transaction volume, the lower the rate). The rate of unit price for revenue accounting systems development and support services for domestic passengers and for domestic cargo are no more than RMB0.6 and RMB1.8, respectively.

The fees of revenue accounting and settlement services for passengers, cargo and miscellaneous are determined by negotiation with reference to the rates and rules prescribed in the relevant document issued by the CAAC. The prices of the provision of the services are based on the calculation of the percentage rate (which is no more than 3%) of the total amount involved for the revenue accounting.

The above fees shall be paid by Sichuan Airlines monthly by cash.

ANNUAL CAPS

The Annual Caps for each of the two years ended 31 December 2011 are RMB4,038,000 (equivalent to approximately HK$4,600,000) and RMB4,845,600 (equivalent to approximately HK$5,500,000).

The Annual Caps are determined with reference to (i) the historical transaction amounts of the Transactions between ACCA and Sichuan Airlines for each of the two years ended 31 December 2008 and the eleven months ended 30 November 2009 of RMB2,732,000 (equivalent to approximately HK$3,100,000), RMB2,692,000 (equivalent to approximately HK$3,100,000) and RMB2,630,000(equivalent to approximately HK$3,000,000), respectively; and (ii) an estimated annual increase of 25% and 20% in the level of service and scope of services to be provided by ACCA in 2010 and 2011 respectively, taking into account the possible increase in the number of Sichuan Airlines' aeroplanes in 2010, the future growth rate of aviation industry and the historical growth of airlines' business in the recent years.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

ACCA, which has become a wholly owned subsidiary of the Company since 3 March 2009, is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies.

ACCA will receive service fees under the Transactions, thereby increasing the total revenue of the Group. The Directors (including the independent non-executive Directors) are of the view that the Transactions have been conducted in the ordinary and usual course of business of the Group, are on normal commercial terms, and the terms of the New Revenue Accounting System and Settlement Agreement and the Annual Caps are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

INFORMATION ON SICHUAN AIRLINES

Sichuan Airlines is owned as to 40% by Sichuan Air Group Company (四川航空集團公司), 39% by Southern Airlines, 10% by Shanghai Airlines Company Limited (上海航空股份有限公司), 10% by Shandong Airlines Company Limited (山東航空股份有限公司) and 1% by an independent third party. By virtue of its being an associate of Southern Airlines, which is a subsidiary of Southern Holding (being a Promoter), Sichuan Airlines is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. It is principally engaged in airline operation in the PRC.

IMPLICATIONS UNDER THE LISTING RULES

Since the revenue ratio with reference to the largest Annual Cap for the Transactions is more than 0.1% but less than 2.5% (but the other Percentage Ratios are less than 0.1%), the Transactions are subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of the Company
"Annual Cap(s)"	the expected maximum aggregate annual amounts of fees payable by Sichuan Airlines to ACCA under the Transactions for each of the two years ending 31 December 2011
"associate"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"CAAC"	Civil Aviation Administration of China (中國民用航空局), the administrative authority in the civil aviation industry in the PRC
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person"	has the same meaning as ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries, including ACCA
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"New Revenue Accounting System and Settlement Agreement"	the agreement dated 29 December 2009 and entered into between ACCA and Sichuan Airlines in relation to the provision of revenue accounting systems development and support services and revenue accounting and settlement services by ACCA to Sichuan Airlines for a term of two years up to 31 December 2011
"Old Revenue Accounting System and Settlement Agreement"	the agreement dated 1 December 2007 and entered into between ACCA and Sichuan Airlines in relation to the provision of revenue accounting systems development and support services and revenue accounting and settlement services by ACCA to Sichuan Airlines for a term of two years up to 31 December 2009, which has been disclosed in the Company's announcement dated 26 May 2008
"Percentage Ratios"	the percentage ratios, other than the profits ratio and the equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Promoter"	promoter of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司)
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司)
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Transactions"	the provision of revenue accounting systems development and support services and revenue accounting and settlement services by ACCA to Sichuan Airlines under the New Revenue Accounting System and Settlement Agreement
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 29 December 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING

The Board announces that on 30 December 2009, all the resolutions set out in the notice dated 13 November 2009 convening the EGM were duly passed by way of poll at the EGM.

Reference is made to the circular ("**Circular**") dated 13 November 2009 of TravelSky Technology Limited (the "**Company**") in relation to the Continuing Connected Transactions. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Circular.

VOTING RESULTS OF THE EGM

The Board announces that the EGM was duly held at 11:00 a.m. on 30 December 2009, at which all resolutions set out in the notice of the EGM dated 13 November 2009 (as contained in the Circular) were duly passed by way of poll by the Independent Shareholders at the EGM.

As at 30 December 2009, the Company had 1,950,806,393 shares of RMB1 each ("**Shares**") in issue (the "**Issued Share Capital**").

The Company has appointed PricewaterhouseCoopers, the auditors of the Company as the scrutineer to monitor the vote-taking procedures at the EGM (see Note 11). The poll results of the EGM are as follows:

	Ordinary Resolutions	Number of valid votes cast (percentage of total number of valid votes cast)		Total number of valid votes cast
		For	Against	
1.	To approve the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Air China Transactions, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 1)*	1,380,006,861 (100%)	0 (0%)	1,380,006,861 (100%)
2.	To approve the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Southern Airlines Transactions, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 2)*	1,290,800,861 (100%)	0 (0%)	1,290,800,861 (100%)
3.	To approve the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Lucky Airlines Transactions, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 3)*	1,528,752,861 (100%)	0 (0%)	1,528,752,861 (100%)

	Ordinary Resolutions	Number of valid votes cast (percentage of total number of valid votes cast)		Total number of valid votes cast
		For	Against	
4.	To approve the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Shandong Airlines Transactions, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 4)*	1,558,837,861 (100%)	0 (0%)	1,558,837,861 (100%)
5.	To approve the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Eastern Airlines Transactions, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 5)*	1,343,424,861 (100%)	0 (0%)	1,343,424,861 (100%)
6.	To approve the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Macau Airlines Transactions, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 6)*	1,380,006,861 (100%)	0 (0%)	1,380,006,861 (100%)
7.	To approve the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Xiamen Airlines Transactions, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 7)*	1,290,800,861 (100%)	0 (0%)	1,290,800,861 (100%)

	Ordinary Resolutions	Number of valid votes cast (percentage of total number of valid votes cast)		Total number of valid votes cast
		For	Against	
8.	To approve the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Hainan Airlines Transactions, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 8)*	1,528,752,861 (100%)	0 (0%)	1,528,752,861 (100%)
9.	To approve the New Network Services Agreement, all transactions contemplated thereunder and the Annual Caps for the three years ending 31 December 2012. *(Note 9)*	845,524,861 (100%)	0 (0%)	845,524,861 (100%)
10.	To approve the renewal of the Sichuan Airline Services Agreement, all transactions contemplated thereunder and the Annual Cap for the year ending 31 December 2010. *(Note 10)*	1,287,355,861 (100%)	0 (0%)	1,287,355,861 (100%)

Notes :

1. National Aviation Holding, which holds 178,867,000 Shares, representing about 9.17% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution numbered 1 at the EGM. Shandong Airlines, which holds 8,697,000 Shares, representing about 0.45% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution at the EGM. There were 1,763,242,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

2. Southern Holding, which holds 232,921,000 Shares, representing about 11.94% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution numbered 2 at the EGM. Xiamen Airlines, which holds 43,849,000 Shares, representing about 2.25% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution at the EGM. There were 1,674,036,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

3. Hainan Airlines, which holds 22,100,000 Shares, representing about 1.13% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution numbered 3 at the EGM. Xinhua Airlines, which holds 15,119,000 Shares, representing about 0.78% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution at the EGM. Changan Airlines, which holds 1,599,000 Shares, representing about 0.08% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution at the EGM. There were 1,911,988,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

4. Shandong Airlines, which is a shareholder of the Company as set out above, attended the EGM but abstained from voting on this resolution numbered 4 at the EGM. There were 1,942,109,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

5. Eastern Airlines, which holds 5,317,000 Shares, representing about 0.27% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution numbered 5 at the EGM. Eastern Holding, which holds 218,829,000 Shares, representing about 11.22% of the Issued Share Capital, attended the EGM but abstained from voting on this resolution at the EGM. Eastern Wuhan, which holds 2,600,000 Shares, representing about 0.13% of the Issued Share Capital, did not attend the EGM or vote on this resolution at the EGM. There were 1,724,060,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

6. National Aviation Holding, which is a shareholder of the Company as set out above, attended the EGM. However, since National Aviation Holding should abstain from voting on this resolution numbered 6 pursuant to the Listing Rules, the votes cast on this resolution by its proxy (or proxies) as instructed by National Aviation Holding were deemed invalid pursuant to the articles of association of the Company and were therefore not counted as valid votes. Shandong Airlines, which is a shareholder of the Company as set out above, attended the EGM but abstained from voting on this resolution at the EGM. There were 1,763,242,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

7. Southern Holding, which is a shareholder of the Company as set out above, attended the EGM. However, since Southern Holding should abstain from voting on this resolution numbered 7 pursuant to the Listing Rules, the votes cast on this resolution by its proxy (or proxies) as instructed by Southern Holding were deemed invalid pursuant to the articles of association of the Company and were therefore not counted as valid votes. Xiamen Airlines, which is a shareholder of the Company as set out above, attended the EGM but abstained from voting on this resolution at the EGM. There were 1,674,036,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

8. Hainan Airlines, Xinhua Airlines and Changan Airlines, which are shareholders of the Company as set out above, attended the EGM but abstained from voting on this resolution numbered 8 at the EGM. There were 1,911,988,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

9. Eastern Holding, Xiamen Airlines, Eastern Airlines, Xinhua Airlines and Hainan Airlines, which are shareholders of the Company as set out above, attended the EGM but abstained from voting on this resolution numbered 9 at the EGM. In addition, Eastern Wuhan, which is a shareholder of the Company as set out above, and Shenzhen Airlines, which holds 12,480,000 Shares, representing about 0.64% of the Issued Share Capital, did not attend the EGM or vote on this resolution at the EGM. Southern Holding and National Aviation Holding, which are shareholders of the Company as set out above, as well as Sichuan Group, which holds 3,445,000 Shares, representing about 0.18% of the Issued Share Capital, attended the EGM. However, since Southern Holding, National Aviation Holding and Sichuan Group should abstain from voting on this resolution pursuant to the Listing Rules, the votes cast on this resolution by their proxy (or proxies) as instructed by Southern Holding, National Aviation Holding and Sichuan Group were deemed invalid pursuant to the articles of association of the Company and were therefore not counted as valid votes. There were 1,215,279,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

10. Southern Holding and Sichuan Group, which are shareholders of the Company as set out above, attended the EGM. However, since Southern Holding and Sichuan Group should abstain from voting on this resolution numbered 10 pursuant to the Listing Rules, the votes cast on this resolution by their proxy (or proxies) as instructed by Southern Holding and Sichuan Group were deemed invalid pursuant to the articles of association of the Company and were therefore not counted as valid votes. Xiamen Airlines, which is a shareholder of the Company as set out above, attended the EGM but abstained from voting on this resolution at the EGM. There were 1,670,591,393 Shares entitling the Independent Shareholders to attend and vote for or against this resolution at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against this resolution at the EGM.

11. The poll results were subject to scrutiny by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers (Certified Public Accountants in Hong Kong). The work performed by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 30 December 2009

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/12/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")
Date Submitted: 04/01/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
			Total C. (Ordinary shares)			
			(Preference shares)			
			(Other class)			

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)		
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)		
		Total E.	(Ordinary shares) (Preference shares) (Other class)		

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

Listed Company Information

EXCHANGE NOTICE - SUSPENSION OF TRADING
Trading in the H shares (stock code: 00696) of TravelSky Technology Limited has been suspended at 10:52 a.m. tc



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

SUSPENSION OF TRADING

At the request of TravelSky Technology Limited (the "Company"), trading of the shares in the Company has been suspended with effect from 10:52 a.m. on 15 January 2010 pending the release of a major transaction announcement.

By Order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 15 January 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

R2.14



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

ANNOUNCEMENT

The board of directors (the "**Board**") of TravelSky Technology Limited (the "**Company**") announced that on 26 January 2010, it came to its notice that《關於發佈2009年度國家規劃佈局內重點軟件企業名單的通知》 (Notice regarding the Announcement of the List of Key Software Enterprises falling within the State's Planned Arrangement in 2009) was jointly issued to relevant government departments by the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Commerce and the State Administration of Taxation of the People's Republic of China (the "**PRC**") on 31 December 2009. According to such notice, the Company was recognized as one of the "key software enterprises falling within the State's planned arrangement" in 2009.

According to the《鼓勵軟件產業和集成電路產業發展的若干政策》(Various Policies for Encouraging the Development of Software and Integrated Circuit Industries (國發(2000)18號) (Guo Fa (2000) No. 18)) issued by the State Council, recognized "key software enterprises falling within the State's planned arrangement" which are not eligible for preferential tax exemption in a given year will have enterprise income tax levied at the reduced rate of 10% in the relevant year.

The PRC Enterprise Income Tax Law implemented since 1 January 2008 unified the income tax rate for enterprises in the PRC to 25%, while enterprises recognized as "high and new technology enterprises" enjoy a preferential rate of 15%. The Company was approved and certified by the relevant authorities as a "high and new technology enterprise", and was therefore entitled to the preferential tax rate of 15% from 2008 to 2010. Accordingly, the Company paid enterprise income tax for the financial year 2009 at the rate of 15%.

Since the PRC enterprise income tax paid by the Company in 2009 was based on the rate of 15%, the excess amount paid in the financial year 2009 (being the difference between 15% and 10%) will be refunded to the Company in the subsequent financial year (i.e. 2010).

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 26 January 2010

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors	:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent Non-executive Directors	:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.



TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

MAJOR TRANSACTION AND RESUMPTION OF TRADING

THE ACQUISITION

The Board is pleased to announce that on 14 January 2010, the Company made a successful bid for the land use right of the Land at a transfer price of RMB1,910 million at an open auction.

The Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is subject to approval by the Shareholders at the EGM.

A circular containing further details of the Acquisition together with a notice of the EGM will be despatched to the Shareholders as soon as practicable.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Main Board of the Stock Exchange was suspended with effect from 10:52 a.m. on 15 January 2010 pending the release of this announcement. Application for the resumption of trading in the Shares on the Main Board of the Stock Exchange with effect from 9:30 a.m. on 27 January 2010 has been made by the Company.

THE ACQUISITION

The Board is pleased to announce that on 14 January 2010, the Company made a successful bid for the land use right of the Land at a transfer price of RMB1,910 million (equivalent to approximately HK$2,170 million) (the "**Land Transfer Price**") at an open auction as confirmed by the letter (the "**Bid Confirmation**") issued by 北京市土地整理儲備中心(Beijing Land Consolidation and Reserve Center) to the Company on the same date.

Pursuant to the Bid Confirmation, the Company shall enter into (i) 國有建設用地使用權出讓合同 (contract(s) for the transfer of the land use right of State-owned land for construction) with 北京市國土資源局 Beijing Municipal Bureau of Land and Resources; and (ii) 土地開發建設補償協議 (contract(s) for the compensation on land development and construction) with 北京市土地整理儲備中心順義區分中心(Shunyi District Branch of Beijing Land Consolidation and Reserve Center) (the "**Contracts**"), in respect of the Land.

Beijing Municipal Bureau of Land and Resources is a unit under Beijing Municipal Government of the PRC responsible for the administrative management on land and mineral resources of BeijingCity. Beijing Land Consolidation and Reserve Center is a unit under Beijing Municipal Bureau of Land and Resources responsible for the consolidation, requisition, purchase, recovery, exchanges, reserves and supply of State-owned land in BeijingCity. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Beijing Municipal Bureau of Land and Resources (including Beijing Land Consolidation and Reserve Center) is a third party independent of the Company and its connected persons (as defined under the Listing Rules).

PARTICULARS OF THE LAND

Location:	08, 09, 19 and 21 blocks at Xincheng 19 Street, Shunyi District, Beijing
Site area :	Approximately 327,010 sq.m., of which approximately 188,109 sq.m. are for construction, with a construction control scale of not exceeding 376,218 sq.m..
Usage:	Multifunction
Term of the grant of land use right:	40 years for commercial purpose and 50 years for comprehensive purposes

CONSIDERATION

The Land Transfer Price of RMB1,910 million (equivalent to approximately HK$2,170 million) was arrived at as a result of a successful bid by the Company at an open auction. Such price was determined after having taken into account the location of the Land and the prevailing property market conditions in Beijing.

Pursuant to the requirements set out in a notice dated 11 December 2009 on transfer of land use right for construction in Beijing issued by Beijing Municipal Bureau of Land and Resources, the Company has paid RMB41 million (equivalent to approximately HK$46.59 million) as the earnest money (the "**Earnest Money**") in

order to participate in the open auction. The Earnest Money will form part of the payment for the Land Transfer Price under the Contracts, or will not be refunded in the event that the Company fails to enter into the Contracts. The balance of the Land Transfer Price will be payable by the Company pursuant to such terms and conditions under the Contracts.

The Land Transfer Price will be funded by the Group's internal resources. The Directors consider that there will not be any material impact on the Group's operations as a result of the Acquisition.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

The Company intends to build a new operating centre on the Land for the Group, which would benefit the development of the Group in the long run. The Directors (including the independent non-executive Directors) consider that the terms of the Acquisition are normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

Since the assets ratio exceeds 25% but is less than 100% (but the other Percentage Ratio is less than 25%), the Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is subject to approval by the Shareholders.

A circular containing further details of the Acquisition together with a notice of the EGM will be despatched to the Shareholders as soon as practicable.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Main Board of the Stock Exchange was suspended with effect from 10:52 a.m. on 15 January 2010 pending the release of this announcement. Application for the resumption of trading in the Shares on the Main Board of the Stock Exchange with effect from 9:30 a.m. on 27 January 2010 has been made by the Company.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"Acquisition"	the acquisition of the land use right of the Land by the Company pursuant to the successful bid on 14 January 2010
"Board"	the board of Directors of the Company
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Acquisition by the Shareholders, and the notice of which will be set out in a circular to be despatched to the Shareholders
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Land"	parcels of State-owned land for construction located at 08, 09, 19 and 21 blocks at Xincheng 19 Street, Shunyi District, Beijing
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratio"	each percentage ratio for the purpose of Rule 14.07 of the Listing Rules applicable to the Acquisition
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"RMB"	Renminbi, the lawful currency of the PRC

"Shares"	H shares of RMB1.00 each in the capital of the Company
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 26 January 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

Listed Company Information

EXCHANGE NOTICE - RESUMPTION OF TRADING
Trading in the H shares (stock code: 00696) of TravelSky Technology Limited will be resumed at 9:30 a.m. today


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/01/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")

Date Submitted: 01/02/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed) / Class of shares issuable (Note 1) / Subscription price / EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed) / Class of shares issuable (Note 1) / Subscription price / EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed) / Class of shares issuable (Note 1) / Subscription price / EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed) / Class of shares issuable (Note 1) / Subscription price / EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______	______	______	______	______	______	______
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. ______	______	______	______	______	______	______
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ______	______	______	______	______	______	______
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ______	______	______	______	______	______	______
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)	______	
				(Preference shares)	______	
				(Other class)	______	

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______ (/ /) shares *(Note 1)*	______	______
2. ______ (/ /) shares *(Note 1)*	______	______
3. ______ (/ /) shares *(Note 1)*	______	______
Total D. (Ordinary shares)	______	
(Preference shares)	______	
(Other class)	______	

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E.	(Ordinary shares)	______	
			(Preference shares)	______	
			(Other class)	______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

ANNOUNCEMENT
DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcement dated 26 January 2010 in relation to the Acquisition.

The Company has applied for and the Stock Exchange has granted an extension of time for despatch of the Circular to the Shareholders to on or before 26 February 2010.

Reference is made to the announcement of TravelSky Technology Limited dated 26 January 2010 (the "**Announcement**") in relation to a major transaction for the Company relating to its acquisition of the land use right of the Land pursuant to its successful bid. Terms defined in the Announcement shall have the same meaning when used herein unless the context herein requires otherwise.

Pursuant to Rule 14.38A of the Listing Rules, the Company is required to despatch a circular (the "**Circular**") containing, among other things, further details of the Acquisition to the Shareholders within 21 days after the publication of the Announcement, which should be on or before 16 February 2010. In view of the Lunar New Year holidays in Hong Kong and the PRC during the 21-day period and as additional time is required for the preparation of the information for inclusion in the Circular, including, but not limited to, the statement of indebtedness of the Group, the Company has applied for and the Stock Exchange has granted an extension of time for despatch of the Circular to the Shareholders to on or before 26 February 2010.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 12 February 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

MAJOR TRANSACTION
WRITTEN SHAREHOLDERS' APPROVAL
AND
FURTHER DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcements dated 26 January 2010 and 12 February 2010.

Written Shareholders' Approval

Since no Shareholder is required to abstain from voting if the Company were to convene a general meeting to approve the Acquisition and the Company has obtained a written confirmation approval for the Acquisition from each of CTHC, Southern Holding and Eastern Holding, which together hold an aggregate of 1,023,234,393 domestic shares of the Company representing approximately 52.45% of the total issued share capital of the Company as at the date of this announcement, the Shareholders' approval requirement under Rule 14.40 of the Listing Rules has therefore been satisfied by means of written Shareholders' approval pursuant to Rule 14.44 of the Listing Rules. National Aviation Holding has also given a written confirmation to the effect that it would take positive and supportive attitude if the Company were to convene a general meeting for approving the resolution for the Acquisition. Accordingly, a general meeting of the Company will not be held for approving the Acquisition.

On 24 February 2010, the Company signed the Contracts and delivered the same to Beijing Municipal Bureau of Land and Resources and Shunyi District Branch of Beijing Land Consolidation and Reserve Center respectively for their signing of the Contracts.

Further Delay in Despatch of Circular

In order for the Circular to contain updated details in relation to the Acquisition, including the obtaining of the written Shareholders' approval and the signing of the Contracts by the Company, the Company has applied for a further extension of time for despatch of the Circular to the Shareholders from 26 February 2010 to on or before 2 March 2010.

Reference is made to the announcements of TravelSky Technology Limited dated 26 January 2010 and 12 February 2010 (the "**Announcements**") in relation to a major transaction for the Company relating to its acquisition of the land use right of the Land pursuant to its successful bid. Terms defined in the Announcements shall have the same meaning when used herein unless the context herein requires otherwise.

WRITTEN SHAREHOLDERS' APPROVAL

The Acquisition is a major transaction for the Company and is therefore subject to Shareholders' approval requirement under Rule 14.40 of the Listing Rules.

As at the date of this announcement, each of China TravelSky Holding Company ("**CTHC**"), China Southern Air Holding Company ("**Southern Holding**"), China Eastern Air Holding Company ("**Eastern Holding**") and China National Aviation Holding Company ("**National Aviation Holding**", together with CTHC, Southern Holding and Eastern Holding, the "**Group of Shareholders**") holds 571,484,393 domestic shares, 232,921,000 domestic shares, 218,829,000 domestic shares and 178,867,000 domestic shares of the Company respectively, representing approximately 29.29%, 11.94%, 11.22% and 9.17% of the total issued share capital of the Company.

Each of CTHC, Southern Holding, Eastern Holding and National Aviation Holding is a promoter of the Company. Further, each of them had voted in an affirmative way (save and except for such events where any of them was required to abstain from voting under the Listing Rules) on Shareholders' resolutions at each of the extraordinary general meetings of the Company convened for the year 2009. Although they are not parties acting in concert within the meaning of the Hong Kong Code on Takeovers and Mergers, the Group of Shareholders has been closely allied and coordinated so far as the Acquisition is concerned and they have shown support to the Acquisition on the same basis (i.e. they agreed with the Company's long-term need for the Land to build a new operating centre to service the PRC aviation industry) through the involvement of their senior management which are also members of the Board in considering and approving the Acquisition. Therefore, the Group of Shareholders could be viewed as a closely allied group of Shareholders for the purpose of approving the Acquisition.

Since no Shareholder is required to abstain from voting if the Company were to convene a general meeting to approve the Acquisition and the Company has obtained a written confirmation approval for the Acquisition from each of CTHC, Southern Holding and Eastern Holding, which together hold an aggregate of 1,023,234,393 domestic shares of the Company representing approximately 52.45% of the total issued share capital of the Company as at the date of this announcement, the Shareholders' approval requirement under Rule 14.40 of the Listing Rules has

therefore been satisfied by means of written Shareholders' approval pursuant to Rule 14.44 of the Listing Rules. National Aviation Holding has also given a written confirmation to the effect that it would take positive and supportive attitude if the Company were to convene a general meeting for approving the resolution for the Acquisition. Accordingly, a general meeting of the Company will not be held for approving the Acquisition.

SIGNING OF THE CONTRACTS BY THE COMPANY

On 24 February 2010, the Company signed the Contracts and delivered the same to Beijing Municipal Bureau of Land and Resources and Shunyi District Branch of Beijing Land Consolidation and Reserve Center respectively for their signing of the Contracts.

Pursuant to the terms of the Contracts signed by the Company, the Land Transfer Price of RMB1,910 million (equivalent to approximately HK$2,170 million) comprises:

(a) RMB1,648,332,200 (equivalent to approximately HK$1,873.10 million), being the transfer price for the land use right of the Land (the "**Government Land Premium**"); and

(b) RMB261,667,800 (equivalent to approximately HK$297.35 million), being development compensation amount of the Land (the "**Development Compensation Amount**").

The Government Land Premium will be payable by the Company within three working days after the date of the contract for the transfer of the land use right of State-owned land for construction in respect of the Land duly executed by all parties thereto. The Earnest Money of RMB41 million (equivalent to approximately HK$46.59 million) already paid by the Company for participating in the open auction will form part of the payment of the Government Land Premium.

The Development Compensation Amount will be payable by the Company in the following manner:-

(i) 20% of the Development Compensation Amount will be payable within three working days after the date of the contract for the compensation on land development and construction in respect of the Land duly executed by all parties thereto; and

(ii) 80% of the Development Compensation Amount will be payable within three working days after the delivery of the Land by Shunyi District Branch of Beijing Land Consolidation and Reserve Centre to the Company within three working days after the payment of 20% of the Development Compensation Amount by the Company as mentioned in (i) above. Shunyi District Branch of Beijing Land Consolidation and Reserve Centre is required to carry out and complete such works as necessary for making available temporary water and electricity supply for the Land and completion of the leveling of the Land before delivering the Land to the Company.

The Government Land Premium and the Development Compensation Amount shall be paid by the Company into a designated account of 北京市財政局 (the Finance Bureau of Beijing).

The Company will make further announcement if and when there is any material variation of the terms of the Contracts mentioned above or the respective counterparties fail to sign the Contracts.

FURTHER DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38A of the Listing Rules, the Company is required to despatch the Circular within 21 days after the publication of the announcement dated 26 January 2010 in relation to the Acquisition, which should be on or before 16 February 2010. The Company applied for and the Stock Exchange granted an extension of time for despatch of the Circular to the Shareholders to on or before 26 February 2010 as set out in the announcement dated 12 February 2010.

In order for the Circular to contain updated details in relation to the Acquisition, including the obtaining of the written Shareholders' approval and the signing of the Contracts by the Company, the Company has applied for a further extension of time for despatch of the Circular to the Shareholders from 26 February 2010 to on or before 2 March 2010.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 26 February 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **28/02/2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")
Date Submitted: **02/03/2010**

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A.	(Ordinary shares)	Nil
	(Preference shares)	NA
	(Other class)	NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)

(Preference shares)

(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. ______						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ______						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ______						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
			Total C. (Ordinary shares)		______	
			(Preference shares)		______	
			(Other class)		______	

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______ (/ /) shares *(Note 1)*		
2. ______ (/ /) shares *(Note 1)*		
3. ______ (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)	______	
(Preference shares)	______	
(Other class)	______	

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E. (Ordinary shares)		______	
		(Preference shares)		______	
		(Other class)		______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Ding Wei Ping

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING, RESOLUTIONS PASSED AT THE FOURTH BOARD MEETING AND THE FOURTH SUPERVISORY COMMITTEE MEETING, CHANGE OF COMPANY SECRETARY, CHANGE OF AUTHORIZED REPRESENTATIVE, PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND CHANGE OF WEBSITE

The Board announces that on 16 March 2010, the resolutions set out in the notice dated 29 January 2010 convening the EGM relating to elections and re-elections of Directors and Supervisors were passed by Shareholders by way of poll at the EGM.

The fourth Board and the fourth Supervisory Committee of the Company held their first meetings on 16 March 2010 to pass certain resolutions.

The Board announces that Mr Ding Weiping has ceased to be the company secretary of the Company with effect from 16 March 2010, but he will take up other roles and duties within the Company. The Company has appointed Mr Yu Xiaochun as the company secretary of the Company in place of Mr Ding with effect from 16 March 2010. The Stock Exchange has granted a waiver to the Company from strict compliance with the Rules 8.17 and 19A.16 of the Listing Rules for three years from the date of appointment of Mr Yu subject to certain conditions.

The Board also announces that Mr Guo Tian has been appointed as the authorized representative (being the agent for the acceptance of service of process) of the Company in place of Mr Huang Dong with effect from 16 March 2010.

The website of the Company for the purpose of publishing Listing Rules-related announcements and other documents has also been changed from http://travelsky.wsfg.hk to http://travelsky.todayir.com with effect from 16 March 2010.

RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING

Reference is made to the circular (the "**Circular**") dated 29 January 2010 of TravelSky Technology Limited (the "**Company**") in relation to elections and re-elections of Directors and Supervisors. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Circular.

Voting Results of the EGM

The Board announces that the EGM was held at 9:30 a.m. on 16 March 2010, at which the resolutions set out in the notice dated 29 January 2010 convening the EGM (as contained in the Circular) relating to elections and re-elections of Directors were passed by Shareholders by way of poll at the EGM.

As at 16 March 2010, there are a total of 1,950,806,393 shares, representing 100% of the total issued share capital of the Company, entitling the holders to attend and vote for or against the resolutions at the EGM. None of these 1,950,806,393 shares of the Company were shares entitling the holders to attend and vote only against resolutions at the EGM.

The Company has appointed PricewaterhouseCoopers, the auditors of the Company as the scrutineer to monitor the vote-taking procedures at the EGM (see Note). The poll results of the EGM are as follows:

	Ordinary Resolutions	Number of votes cast (percentage of total number of votes cast)		Total number of votes cast
		For	Against	
1.	To consider and approve the election or re-election (where applicable) of Directors for the fourth Board :			
	(a) To re-elect Mr Xu Qiang as executive Director	1,565,985,852 (99.90%)	1,519,000 (0.10%)	1,567,504,852
	(b) To re-elect Mr Cui Zhixiong as executive Director	1,565,985,852 (99.90%)	1,519,000 (0.10%)	1,567,504,852

	Ordinary Resolutions	Number of votes cast (percentage of total number of votes cast)		Total number of votes cast
		For	Against	
	(c) To re-elect Mr Xiao Yinhong as executive Director	1,565,985,852 (99.90%)	1,519,000 (0.10%)	1,567,504,852
	(d) To re-elect Mr Wang Quanhua as non-executive Director	1,563,901,852 (99.77%)	3,538,000 (0.23%)	1,567,439,852
	(e) To re-elect Mr Luo Chaogeng as non-executive Director	1,565,985,852 (99.90%)	1,519,000 (0.10%)	1,567,504,852
	(f) To elect Mr Sun Yude as non-executive Director	1,565,985,852 (99.90%)	1,519,000 (0.10%)	1,567,504,852
	(g) To elect Mr Cheung Yuk Ming as independent non-executive Director	1,567,502,852 (100.00%)	2,000 (0.00%)	1,567,504,852
	(h) To elect Mr Zhou Deqiang as independent non-executive Director	1,567,502,852 (100.00%)	2,000 (0.00%)	1,567,504,852
	(i) To elect Mr Pan Chongyi as independent non-executive Director	1,567,502,852 (100.00%)	2,000 (0.00%)	1,567,504,852
2.	To consider and approve the election or re-election (where applicable) of Supervisors for the fourth Supervisory Committee :			
	(a) To elect Ms Zeng Yiwei as shareholder representative supervisor	1,565,483,852 (99.87%)	2,021,000 (0.13%)	1,567,504,852
	(b) To re-elect Mr Yu Yanbing as shareholder representative supervisor	1,567,502,852 (100.00%)	2,000 (0.00%)	1,567,504,852
	(c) To re-elect Mr Rao Geping as independent supervisor	1,567,502,852 (100.00%)	2,000 (0.00%)	1,567,504,852

Note :

The poll results were subject to scrutiny by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers (Certified Public Accountants in Hong Kong). The work performed by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

Directors of the fourth Board and Supervisors of the fourth Supervisory Committee

Following the approval by the Shareholders of the Company at the EGM, the Board is pleased to announce that, with effect from 16 March 2010, (i) Mr Xu Qiang, Mr Cui Zhixiong and Mr Xiao Yinhong have been appointed as executive Directors for the fourth Board; (ii) Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude have been appointed as non-executive Directors for the fourth Board; (iii) Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi have been appointed as independent non-executive Directors for the fourth Board; (iv) Ms Zeng Yiwei and Mr Yu Yanbing have been appointed as shareholder representative Supervisors for the fourth Supervisory Committee; and (v) Mr Rao Geping has been appointed as independent Supervisor for the fourth Supervisory Committee.

The Board is also pleased to announce that following the staff representative meeting of the Company held on 22 October 2009, Ms Li Xiaojun and Mr Xiao Wei have been appointed as the staff representative Supervisors of the fourth Supervisory Committee, with effect from the conclusion of the EGM held on 16 March 2010.

Biographical details of the newly appointed Directors and Supervisors are as follows :

DIRECTORS

Executive Directors

Mr Xu Qiang, aged 48, the Chairman and an executive Director of the Company. Mr Xu graduated from First Research Institute of Ministry of Aviation and Aerospace Industry (航空航天部 第一研究院) and got Ph.D. Degree. From November 1990 to May 1999, Mr Xu served at the Ministry of Aero-Space Industry (航空航天部), China Aerospace Industry Corporation (中國航天工業總公司) as engineer, vice-director and director of research office as well as vice director and director of 13th Institute in succession. From May 1999 to May 2007, Mr Xu served at China Aerospace Science and Technology Corporation (中國航天科技集團公司), held the position of assistant to president and vice president of First Research Institute (第一研究院), president of 10th Research Institute (第十研究院) and general engineer of China Aerospace Science and Technology Corporation. Mr Xu served as general manager and deputy party secretary of China TravelSky Holding Company (中國民航信息集團公司) since May 2007. Mr Xu served as an executive Director and Chairman of the third Board of the Company since May 2008. From August 2008, Mr Xu served as the deputy secretary of the Communist Party Committee of the Company. Mr Xu is holding positions as the chairman of subsidiaries of the Company, namely TravelSky

Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司), and the chairman of Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司), and director of Travelsky Cares (Beijing) Real Estate Co. Limited (中航信凱亞(北京)置業有限公司) the subsidiaries of the Company.

Mr Cui Zhixiong, aged 49, an executive Director of the Company. Mr Cui a postgraduate, graduated from the Party School of the Central Committee of the CPC (中央黨校) as a major of Global Economics and graduated from EMBA of Nankai University in December 2009. From December 1976 to September 1989, he served as an army officer. From September 1989 to February 1993, he worked in the Government Offices Administration of the State Council (國務院機關事務管理局) and had held positions as an deputy supervisor, deputy secretary and secretary of the State Organs of the CPC. From February 1993 to April 2004, he worked in the Communist Youth League Work Committee of the State Organs of the CPC (共青團中央國家機關工作委員會) and had served as deputy secretary and secretary. In June 2000, he served as the Chairman of the State Organs Youth Federation of the CPC (中央國家機關青年聯合會). Meanwhile, from November 2001 to October 2003, he served as Deputy Secretary-General of Gansu Provincial Committee and Deputy Secretary of Municipal Committee of Jiayuguan, Gansu Province. Since April 2004, he has served as the party secretary of China TravelSky Holding Company (中國民航信息集團公司) and deputy general manager of China TravelSky Holding Company from April 2004 to June 2008. Since August 2008, he has been the Deputy Party Secretary of the Company. Since October 2008, Mr Cui served as an executive Director of the third Board of the Company.

Mr Xiao Yinhong, aged 47, an executive Director and the general manager of the Company. Mr Xiao was awarded a Master Degree of Beihang University (北京航空航天大學) and was a senior engineer with over 20 years of management experience in the aviation industry of the PRC. From July 1984 to October 2000, Mr Xiao had consecutively held positions such as the deputy director of Application Office (應用室), director of Information Office (信息室), assistant to general manager and deputy general manager of Civil Aviation Computer Information Center (中國民航計算機信息中心). Mr Xiao served as an executive Director of the first Board of the Company from October 2000 to December 2003. From October 2000 to August 2008, Mr Xiao had served as a deputy general manager of the Company and has served as the general manager of the Company since August 2008. Since October 2008, Mr Xiao served as the executive Director of the third Board of the Company. Mr Xiao is also the Chairman of InfoSky Technology Co., Ltd. (天信達信息技術有限公司), the chairman of Guangzhou TravelSky Information Technology Limited (廣州民航信息技術有限公司), the chairman of Civil Aviation Cares of Qingdao Ltd.

(青島民航凱亞系統集成有限公司), the director of Shanghai TravelSky Information Technology Limited (上海民航信息科技公司) and the director of TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司), all of which are subsidiaries of the Company.

Non-Executive Directors

Mr Wang Quanhua, aged 55, a non-executive Director of the Company. Mr Wang is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Company Limited in June 1991. Since June 1998, he had served as the General Manager of the Strategic Planning and Development Department, and then as the Assistant to the President and the Vice President of China Southern Air Holding Company, a promoter of the Company. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited, a company listed on the Main Board of the Stock Exchange and a subsidiary of China Southern Air Holding Company since March 2003. Since December 2003, Mr Wang has served as a non-executive Director and a Vice Chairman of the second Board. In March 2004, Mr Wang was appointed by the Board as a member of the Strategic Committee of the second Board and the Remuneration and Evaluation Committee. Since January 2007, Mr Wang has been re-appointed as a non-executive Director of the Company's third Board and a member of the Strategic Committee and the Remuneration and Evaluation Committee. From January 2007 to March 2009, Mr Wang served as the Vice Chairman of the third Board of the Company. As at 16 March 2010, China Southern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Wang was an employee of China Southern Air Holding Company.

Mr Luo Chaogeng, aged 59, a non-executive Director of the Company. Mr Luo joined the civil aviation industry in 1970. Mr Luo has obtained first class competency in flight mechanics. Mr Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau (民航蘭州管理局) from August 1970 to August 1972. From September 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team (民航第八飛行大隊). From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines Co., Ltd. (中國西北航空公司). From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines Co., Ltd. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines Co., Ltd. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines

Co., Ltd. From December 2000 to November 2001, he was the general manager of Yunnan Airlines Co., Ltd. (雲南航空公司) and a director and the deputy party secretary of Civil Aviation Administration Bureau of Yunan (民航雲南省管理局). From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines Co., Ltd. From September 2002 to September 2004, he has also been serving concurrently as the general manager of China Eastern Airlines, Yunnan Branch (中國東方航空雲南公司). From September 2004 to October 2006, Mr Luo was a director, the General Manager and the deputy party secretary of China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a company listed on the Main Board of the Stock Exchange and a subsidiary of China Eastern Air Holding Company (中國東方航空集團公司) which is a promoter and a substantial shareholder of the Company. From September 2002 to the present, Mr Luo has been the Vice President and a party constitution member of China Eastern Air Holding Company. From June 2007 to March 2009, Mr Luo served as a Vice Chairman of the Company's third Board and the Chief Member (Chairman) of the Strategic Committee. Since June 2007, Mr Luo served as a non-executive Director of the third Board of the Company and the Chief Member of the Strategic Committee. As at 16 March 2010, China Eastern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Luo was an employee of China Eastern Air Holding Company.

Mr Sun Yude, aged 56, graduated from Civil Aviation Institute of China (中國民航學院) (currently known as Civil Aviation University of China (中國民航大學)) majoring in economic management. He started his career in China's civil aviation industry in 1972 and served as the Deputy Head of CAAC Taiyuan Terminal and Head of Ningbo Terminal, as well as General Manager of CNAC Zhejiang Airlines (中航浙江航空公司). In October 2002, Mr Sun joined Air China International Corporation (中國國際航空公司) as Vice President and General Manager of Zhejiang branch, and has been serving as Vice President of Air China Limited (中國國際航空股份有限公司) is listed on the Main Board of the Stock Exchange, and is the promotor of the Company and the subsidiary of China National Aviation Holding Company, the major shareholder of the Company; (stock code: 0753 (HKSE); 601111 (Shanghai Stock Exchange); AIRC (London Stock Exchange)) since September 2004. Mr Sun has been serving as Chairman of Shandong Aviation Group (山東航空集團有限公司) since November 2004, as well as President and the deputy party secretary since December 2005. He was appointed as deputy General Manager and a party constitution member of China National Aviation Holding Company (中國航空集團公司) in May 2009. As at 16 March 2010, China Eastern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Sun was an employee of China Eastern Air Holding Company.

Independent Non-Executive Directors

Mr Cheung Yuk Ming, aged 57, is a certified public accountant registered in Hong Kong and a fellow of the Hong Kong Institute of Certified Public Accountants (香港會計師公會), a member of the Hong Kong Institute of Bankers (香港銀行學會), a member of the Institute of Internal Auditors of the United States, a member of the Alliance of Merger and Acquisition Advisors (Chicago, the United States), an associate of The Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Securities Institute (香港證券專業學會). He obtained a Master's degree in business administration from the University of East Asia, Macau (澳門東亞大學) in 1987. Prior to June 2009, Mr Cheung had served as assistant auditor and senior accountant at PriceWaterhouse, and was a partner of Lau, Cheung, Fung & Chan. Since January 2005, he has been an executive director of Lawrence CPA Limited. Mr Cheung was appointed as an independent non-executive Director of Metallurgical Corporation of China Ltd. (中國冶金科工股份有限公司) (HKSE stock code:1618) in June 2009.

Mr Zhou Deqiang, aged 68, is a professor-level Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications (南京郵電學院). Mr Zhou served as Director General of Anhui Post and Telecommunications Administration (安徽省郵電管理局) from September 1984 to October 1994, and Vice Minister of the Ministry of Information Industry, or MII, and its predecessor ministry, the Ministry of Posts and Telecommunications, or MPT from October 1994 to April 2000. He served as President of China Telecommunications Corporation from April 2000 to November 2004, and Chairman of the Board of Directors and CEO of China Telecom Corporation Limited (中國電信股份有限公司) (HKSE stock code: 0728) from September 2002 to December 2004. Mr Zhou was a member of CPPCC and the Economics Committee of CPPCC from March 2003 to March 2008. He is now Chairman of China Institute of Communications (中國通信學會), Honorary Chairman of Association of Communications Across Taiwan Straits (海峽兩岸通信交流協會), an external director of China Shenhua Group (中國神華集團公司) and an independent director of China PTAC Communications Services Co., Ltd. (中郵普泰通信服務股份有限公司).

Mr Pan Chengyi, aged 64, is a professor-level Senior Engineer. Mr Pan graduated from University of Shanghai for Science and Technology (上海理工大學). Mr Pan served as vice factory director of Harbin Turbine Company (哈爾濱汽輪機廠), Director of the Light Industry Bureau of Harbin (哈爾濱市輕工業局) and deputy general manager of HPEGC (哈爾濱電站設備集團公司) from December 1968 to October 1994. He served as vice chairman and general manager of Harbin Power Equipment Company Limited (哈爾濱動力設備股份有限公司) (HKSE stock code:1133) from October 1994 to April 1997. Mr Pan served as deputy general

manager of China National Machinery Industry Corporation (中國機械工業集團公司) and general manager of China National Electric Equipment Corporation (中國電工設備總公司) from April 1997 to August 2005. From 2005 to now, Mr Pan was Chairman of China Perfect Machinery Industry Corp., Ltd. (中國浦發機械工業股份有限公司), an external director of China Railway Communication Co. Ltd. (中國鐵通集團公司) and an external director of China National Real Estate Group Corporation (中國房地產集團公司).

SUPERVISORS

Shareholder Representative Supervisors

Ms Zeng Yiwei, aged 38, graduated from Xiamen University with a master's degree. Ms Zen has being working as the deputy manager and manager of the Finance Division of the Finance and Accounting Department of Xiamen Airlines Ltd. (廈門航空有限公司) since 1993, she was promoted to the position of and has been the deputy general manager of the Finance and Accounting Department of Xiamen Airlines Ltd. since April 2004 till now.

Mr Yu Yanbing, aged 33, graduated from Civil Aviation Institute of China (中國民航學院) (currently known as Civil Aviation University of China (中國民航大學)), majoring in computer science. Mr Yu joined the Computer Centre of Hainan Airlines Company Limited (海南航空股份有限公司), a promoter of the Company, immediately after graduation. Since May 2000, he has worked in HNA Systems Company Limited (海南海航航空信息系統有限公司). From July 2004 to September 2007, he was the deputy general manager of HNA Systems Company Limited. From September 2007 to January 2010, Mr Yu has served as the General Manager of the IT Strategy & Management of HNA Group Company Limited (海航集團有限公司) as well as the Chairman and CEO of HNA Systems Company Limited. Starting from October 2007, Mr Yu has also served as the Chairman of Hainan Baicheng Systems Company Limited (海南百成信息系統有限公司). From January 2008 to January 2010, Mr Yu has worked as the assistant to Chief Executive Officer of HNA Group Company Limited. Since January 2010, Mr Yu has worked as the vice president and Chief Information Officer of HNA Tourism Holding (Group) Company Limited (海航旅業控股(集團)有限公司). Since January 2007, Mr Yu has served as a Supervisor of the third Supervisory Committee.

Independent Supervisor

Mr Rao Geping, aged 62, is a professor and doctorate tutor of the law school of Peking University (北京大學), the head of the Institute of International Law of Peking University, the Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong Special Administrative Region of the Standing Committee of the National People's Congress of the PRC. He is also a part-time professor in a number of universities in China including Wuhan University (武漢大學), China Foreign Affairs University (外交學院) and East China University of Politics and Law (華東政法大學). Mr Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. Mr Rao also served as an independent director of Super Shine Co., Ltd. (廣西陽光股份有限公司), which is listed on the Shenzhen Stock Exchange. Since December 2003, Mr Rao has served as an independent Supervisor of the second Supervisory Committee, and was re-appointed an independent Supervisor of the third Supervisory Committee in January 2007.

Staff Representative Supervisors

Ms Li Xiaojun, aged 54, is a senior economist who graduated from People's University of China (中國人民大學) and has over 20 years of management experience in China's civil aviation industry. From March 1983 to May 1988, Ms Li worked in the Planning Department of the Beijing Bureau of General Administration of Civil Aviation of China (中國民用航空總局北京管理局計劃處). From May 1988 to December 1997, she held the positions of the Deputy Head and then the Head of the Planning Department of Air China Limited (中國國際航空公司). Ms Li was the Head of Enterprise & Institute Personnel Division of Personnel and Education Department of General Administration of Civil Aviation of China (中國民用航空總局人事教育司企業人事處) from December 1997 to August 2000. From October 2000 to August 2004, she had been a Director, the Deputy General Manager and Deputy Party Secretary of the Company. She has also been the Deputy Party Secretary and Secretary of the Disciplinary Committee of China TravelSky Holding Company (中國民航信息集團公司), a promoter of the Company, since September 2002. Since August 2008, she has served as the Deputy Party Secretary of the Company and Secretary of the Disciplinary Committee. She was an executive Director of the first Board. Since December 2003, Ms Li has served as a Supervisor and the Chairperson of the second Supervisory Committee, and was re-appointed as a Supervisor and the Chairperson of the third Supervisory Committee in January 2007.

Mr Xiao Wei, aged 39, graduated from Beihang University (北京航空航天大學) with a master's degree in engineering. Mr Xiao joined CAAC Computer Information Center (中國民航計算機信息中心), a promoter of the Company, the predecessor of China TravelSky Holding Company, in April 1995. From October 2000 (when the Company was established) to October 2008, Mr Xiao served as an engineer of the Networking Department and Deputy Director and Director of the Community Union Working Department of the Company, and general manager of Shenyang Civil Aviation Cares of Northeast China Ltd. (瀋陽民航東北凱亞有限公司), subsidiary of the Company. Mr Xiao has been working as Office Manager to Discipline Committee of the Company since October 2008.

As at 16 March 2010, the nine Directors of the fourth Board and the five Supervisors of the fourth Supervisory Committee:

(1) will enter into service contracts with the Company for a term of three years;

(2) save as disclosed above, do not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding 16 March 2010;

(3) save as disclosed above, have no relationship with any Directors, Supervisors, the senior management or the substantial or controlling shareholders of the Company;

(4) save as disclosed above, do not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO; and

(5) their emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, their job duties and working experience, of which the particulars are as follows:

(A) executive Directors Xu Qiang, Cui Zhixiong and Xiao Yinhong are not entitled to receive any director's fee and bonus. As full time employees of the Company, they are entitled to receive the corresponding remuneration in relation to their posts in accordance with the requirements of the national laws and regulations and the upper regulatory authorities as amended from time to time. Their remuneration includes salaries, benefits, pension insurance, corporate annuity fund and so on as well as the discretionary bonus distributed based on the performance and the financial position of the Company. The related remuneration standard is formulated based on the

factors such as the performance, qualification, post and duties of the staff and in accordance with the requirements of the related national laws and regulations and the upper regulatory authorities as amended from time to time;

(B) non-executive Directors Wang Quanhua, Luo Chaogeng and Sun Yude are not entitled to receive any director's fee and bonus;

(C) independent Directors Cheung Yuk Ming, Zhou Deqiang and Pan Chongyi are entitled to an annual director's fee of RMB120,000 (inclusive of tax) each but not any bonus;

(D) staff representative Supervisors Li Xiaojun and Xiao Wei are not entitled to receive any supervisor's fee and bonus. As full time employees of the Company, they are entitled to receive the corresponding remuneration in relation to their posts in accordance with the requirements of the national laws and regulations and the upper regulatory authorities as amended from time to time. Their remuneration includes salaries, benefits, pension insurance, corporate annuity fund and so on as well as the discretionary bonus distributed based on the performance and the financial position of the Company. The related remuneration standard is formulated based on the factors such as the performance, qualification, post and duties of the staff and in accordance with the requirements of the related national laws and regulations and the upper regulatory authorities as amended from time to time;

(E) shareholder representative Supervisors Zeng Yiwei and Yu Yanbing are not entitled to receive any supervisor's fee and bonus; and

(F) independent Supervisor Rao Geping is entitled to an annual supervisor's fee of RMB60,000 (inclusive of tax) but not any bonus.

Save as mentioned above in (A) to (F), the reasonable expenses incurred by the Directors and Supervisors during their service period will be borne by the Company. They are also covered by the director and senior management liability insurance insured by the Company.

Save as disclosed above, in relation to the Directors of the fourth Board and the Supervisors of the fourth Supervisory Committee, there are no other matters which need to be brought to the attention of Shareholders and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

The Board would like to express its appreciation for the services of the retiring Directors, namely Mr Cao Guangfu, Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim, and the retiring Supervisors, namely Ms Du Hongying and Ms Gao Jingping, rendered to the Company during their service period.

RESOLUTIONS PASSED AT THE FOURTH BOARD MEETING

The Board is pleased to announce that: among other things, Xu Qiang, a Director, has been elected as Chairman of the fourth Board; Mr Xiao Yinhong has been re-appointed as general manager of the Company; Mr Rong Gang, Mr Wang Wei, Mr Sun Yongtao, Mr Zhu Xiaoxing and Mr Huang Yuanchang have been re-appointed as vice general managers of the Company; Mr Sun Yongtao has been appointed as financial controller of the Company; and Mr Li Jinsong has been appointed as general counsel. The service term of the above appointments is the same as the term of the fourth Board.

Meanwhile, the Board has also appionted three Directors, namely Cheung Yuk Ming, Zhou Deqiang and Pan Chongyi, to form the new Audit Committee with Cheung Yuk Ming appointed as the chief member of the Audit Committee (Chairman). The Board has appointed five Directors, namely Zhou Deqiang, Cheung Yuk Ming, Pan Chongyi, Cui Zhixiong and Wang Quanhua, to form the new Remuneration and Evaluation Committee with Zhou Deqiang appointed as the chief member of the Remuneration and Evaluation Committee (Chairman). The Board has appointed six Directors, namely Xu Qiang, Wang Quanhua, Luo Chaogeng, Sun Yude, Cui Zhixiong and Xiao Yinhong, to form the new Strategic Committee with Xu Qiang appointed as the chief member of the Strategic Committee (Chairman). The Board has appointed three Directors, namely Xu Qiang, Cui Zhixiong and Xiao Yinhong to form the Executive Committee with Xu Qiang appointed as the chief member of the Executive Committee (Chairman). The term of each member of the committees is the same as his term as a Director.

RESOLUTIONS PASSED AT THE FOURTH SUPERVISORY COMMITTEE MEETING

Ms Li Xiaojun, staff representative Supervisor, has been re-appointed as Chairman of the fourth Supervisory Committee by the fourth Supervisory Committee of the Company.

CHANGE OF COMPANY SECRETARY

The Board announces that Mr Ding Weiping has ceased to be the company secretary of the Company with effect from 16 March 2010, but he will take up other roles and duties within the Company. Mr Ding confirmed that he had no disagreement with the Board and there were no other matters related to the above changes that need to be brought to the attention of the Shareholders.

The Board would like to express its gratitude to Mr Ding Weiping for his services during his tenure.

The Company has appointed Mr Yu Xiaochun as the company secretary of the Company in place of Mr Ding with effect from 16 March 2010. The Stock Exchange has granted a waiver to the Company from strict compliance with the Rules 8.17 and 19A.16 of the Listing Rules for three years from the date of appointment of Mr Yu on the condition that:

(a) during such period, Ms Liu Pui Yee will be engaged as a joint company secretary and will assist Mr Yu to acquire the "relevant experience" within the meaning of Rule 8.17(3) of the Listing Rules to discharge his functions as a company secretary of the Company. Ms Liu is a qualified person who possesses the relevant professional qualification required under Rule 8.17(2) of the Listing Rules. If Ms Liu ceases to provide assistance to Mr Yu, the waiver will be withdrawn immediately; and

(b) the Company will inform the Stock Exchange at the end of the waiver period and the Stock Exchange will re-visit the situation. The Company will need to demonstrate to the satisfaction of the Stock Exchange that Mr Yu will have acquired the relevant experience within the meaning of Rule 8.17 of the Listing Rules such that no further waiver will be necessary.

Mr Yu Xiaochun, aged 42, graduated from the Department of Systems Engineering of Beihang University (北京航空航天大學) in July 1989, majoring in Management Engineering. He obtained a master degree in management from Beihang University in March 2002. Since Mr Yu joined CAAC Computer Information Center (中國民航計算機信息中心), a promoter of the Company, the predecessor of China TravelSky Holding Company in July 1989, Mr Yu has worked in the China civil aviation information industry (in which the Company carries its activities) for 20 years and has extensive management experience. Mr Yu was the deputy director of the marketing department of China TravelSky Computer Information Center from July 1999 to October 2000. From October 2000 (when the Company was established) to December 2002, he held various positions in the Company such as deputy director of the marketing department, the general manager of the DCS department (離港部) and the deputy general manager of the marketing department. From December 2002 to July 2009, Mr Yu was the general manager of the planning and development department of China TravelSky Holding Company. He is the head of the Planning and Development Department of the Company since July 2009. Mr Yu is currently also the director of subsidiaries of the Company, namely Aviation Cares of Yunnan Information Co. Ltd. (雲南民航凱亞信息有限公司), and Civil Aviation Cares Technology of Xi'an Ltd. (西安民航凱亞科技有限公司).

Ms Liu Pui Yee, aged 32, is a Hong Kong qualified solicitor. She obtained a bachelor degree in laws and Postgraduate Certificates in Laws from the University of Hong Kong. Ms Liu also obtained a second degree in Chinese laws from the Tsinghua University. Ms Liu has accumulated extensive experiences from handling of compliance issues of listed companies and corporate merger and acquisitions transactions. Ms Liu is currently the joint company secretary of First Tractor Company Limited, a company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited.

CHANGE OF AUTHORIZED REPRESENTATIVE

The Board also announces that Mr Guo Tian has been appointed as the authorized representative (being the agent for the acceptance of service of process) of the Company in place of Mr Huang Dong with effect from 16 March 2010.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board has passed a resolution on 16 March 2010 to propose amendments to the Articles of Association of the Company in response to the change of the registered address of the Company and the establishment of a post of general counsel as follows:

(1) "Company Address: Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, PRC" and "Postal code: 100080" in Article 3 will be changed as "Company Address: 31 An Ping Street, Houshayu Town, Shunyi District, Beijing, China" and "Postal code: 101308" respectively.

(2) The original second paragraph of Article 110 as:

"The Company has several deputy managers and a financial controller to help the manager. The deputy managers and the financial controller will be nominated by the manager and appointed and dismissed by the Board."

will be changed to:

"The Company has several deputy managers, a financial controller and a general counsel to help the manager. The deputy managers, the financial controller and the general counsel will be nominated by the manager and appointed and dismissed by the Board."

The above amendments are expected to be proposed for approval by the Shareholders at the earlier of the forthcoming extraordinary general meeting or annual general meeting and the Company will send a circular setting out the details of the meeting to the Shareholders in due course.

CHANGE OF WEBSITE

The website of the Company for the purpose of publishing Listing Rules-related announcements and other documents has also been changed from http://travelsky.wsfg.hk to http://travelsky.todayir.com with effect from 16 March 2010.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 16 March 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong ;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi



TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 2 September 2009 relating to the grant of waivers in respect of certain continuing connected transactions for the Company. Pursuant to the grant of the First Waiver (as defined in the Waiver Announcement), Shanghai Airlines, which is a Promoter, was exempt to be regarded as a connected person of the Company.

According to the announcement of Eastern Airlines dated 28 January 2010 in relation to the absorption of Shanghai Airlines, exchange of A shares of Eastern Airlines was completed on 28 January 2010. The Company was advised by Shanghai Airlines that Shanghai Airlines became a wholly-owned subsidiary of Eastern Airlines effective from 28 January 2010. Accordingly, Shanghai Airlines became an associate of Eastern Holding, which is a Promoter and a substantial shareholder of the Company, and thus a connected person of the Company despite the grant of the First Waiver. The existing ongoing transactions between the Group and Shanghai Airlines have therefore become continuing connected transactions for the Company since 28 January 2010.

The Transactions include: (i) provision of technology services by the Company to Shanghai Airlines under the Airline Services Agreement; (ii) provision of passenger and cargo revenue accounting and settlement services by ACCA to Shanghai Airlines under the Revenue Accounting and Settlement Agreement; and (iii) provision of interline data exchange services by ACCA to Shanghai Airlines under the Interline Data Exchange Agreement.

Since one of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Airline Services Agreement exceeds 2.5%, the transactions contemplated under the Airline Services Agreement constitute continuing connected transactions subject to the reporting, announcement and Independent Shareholders' approval requirements.

According to the announcement of Eastern Airlines dated 26 February 2010, the implementation of the absorption of Shanghai Airlines would involve the cancellation of Shanghai Airlines upon the establishment of New Shanghai Airlines for the purpose of receiving all of the assets and liabilities of the core aviation business of Shanghai Airlines. If Shanghai Airlines were to be dissolved during the year ending 31 December 2010, the Group may be requested to give consent to, or enter into agreement(s) for, the Novation. If the Group will give consent to, enter into agreement(s) for, the Novation, then this will constitute a connected transaction for the Company. As at the date of this announcement, the Group has not yet given any consent to, or entered into any agreement(s) for, the Novation. However, the Company will also seek the Independent Shareholders' approval at the EGM for the giving of consent to, or the entry into of any agreement(s) for, the Novation.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether (i) the transactions contemplated under the Airline Services Agreement are in the ordinary and usual course of business of the Group, (ii) the terms of the transactions contemplated under the Airline Services Agreement and the Novation are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and (iii) the Annual Cap for the Airline Services Agreement is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolutions in respect of the Airline Services Agreement (including the Annual Cap) and the Novation, after taking into account the recommendations of the independent financial adviser.

A circular containing, among other things, (i) further details of the Airline Services Agreement and the Novation; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Airline Services Agreement (including the Annual Cap) and the Novation; (iii) the recommendation of the Independent Board Committee regarding the Airline Services Agreement (including the Annual Cap) and the Novation to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

BACKGROUND

Reference is made to the Waiver Announcement. Pursuant to the grant of the First Waiver (as defined in the Waiver Announcement), Shanghai Airlines, which is a Promoter, was exempt to be regarded as a connected person of the Company.

According to the announcement of Eastern Airlines dated 28 January 2010 in relation to the absorption of Shanghai Airlines, exchange of A shares of Eastern Airlines was completed on 28 January 2010. The Company was advised by Shanghai Airlines that Shanghai Airlines became a wholly-owned subsidiary of Eastern Airlines effective from 28 January 2010. Accordingly, Shanghai Airlines became an associate of Eastern Holding, which is a Promoter and a substantial shareholder of the Company, and thus a connected person of the Company despite the grant of the First Waiver. The existing ongoing transactions between the Group and Shanghai Airlines have therefore become continuing connected transactions for the Company since 28 January 2010.

The Transactions include: (i) provision of technology services by the Company to Shanghai Airlines under the Airline Services Agreement; (ii) provision of passenger and cargo revenue accounting and settlement services by ACCA to Shanghai Airlines under the Revenue Accounting and Settlement Agreement; and (iii) provision of interline data exchange services by ACCA to Shanghai Airlines under the Interline Data Exchange Agreement, details of which are described below.

CONTINUING CONNECTED TRANSACTIONS

I. Airline Services Agreement

Parties: *Service provider:*
The Company

Service recipient:
Shanghai Airlines

Term: Initial term of five years up to 31 October 2009 which was extended to up to 31 December 2009 and further extended to up to 31 December 2010

Services: The scope of technology services consists of the following : -

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees: The service fees for the technology services are determined through negotiation between both parties in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's pricing schedule, depending on the types of system through which the transactions are processed, a per passenger booking fee is payable for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the service fees include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device ("PID") connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on a monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

II. Revenue Accounting and Settlement Agreement

Parties: ***Service provider:***
ACCA

Service recipient:
Shanghai Airlines

Term: 1 January 2010 to 31 December 2010

Services: The scope of passenger and cargo revenue accounting and settlement services consists of the provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services.

Service fees: The fees of passenger and cargo revenue accounting and settlement services are determined by negotiation with reference to the rates and rules prescribed in the relevant document issued by CAAC. The fees charged to Shanghai Airlines are calculated at rates ranging from 0.9% to 3% of the total accounting amount.

III. Interline Data Exchange Agreement

Parties: ***Service provider:***
ACCA

Service recipient:
Shanghai Airlines

Term : 1 January 2010 to 31 December 2010

Services: The scope of interline data exchange services consists of the provision of the services which include receiving interline outward billing data from various airline companies, identifying the airlines to be charged for receipt of such services ("**Billed Airlines**"), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines.

Service fees: A fixed annual service fee of RMB120,000 (equivalent to approximately HK$136,364).

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the historical transaction amounts of each of the Transactions for each of the three years ended 31 December 2009:

	Year ended 31 December		
	2007*	**2008***	**2009#**
Transactions under the Airline Services Agreement	RMB99,295,000 (equivalent to approximately HK$112,835,227)	RMB107,714,000 (equivalent to approximately HK$122,402,273)	RMB107,242,000 (equivalent to approximately HK$121,865,909)
Transactions under the Revenue Accounting and Settlement Agreement	RMB8,710,000 (equivalent to approximately HK$9,897,727)	RMB10,627,000 (equivalent to approximately HK$12,076,136)	RMB7,219,187 (equivalent to approximately HK$8,203,622)
Transactions under the Interline Data Exchange Agreement	RMB120,000 (equivalent to approximately HK$136,364)	RMB120,000 (equivalent to approximately HK$136,364)	RMB120,000 (equivalent to approximately HK$136,364)

**** Based on figures in the Company's annual report 2007 and 2008***

 # Unaudited figures

ANNUAL CAPS

Set out below is a summary of the Annual Caps for each of the Transactions:

	Year ending 31 December 2010
Transactions under the Airline Services Agreement	RMB150,000,000 (equivalent to approximately HK$170,454,545)
Transactions under the Revenue Accounting and Settlement Agreement	RMB14,000,000 (equivalent to approximately HK$15,909,091)

	Year ending 31 December 2010
Transactions under the Interline Data Exchange Agreement	RMB120,000 (equivalent to approximately HK$136,364)

Provision of Technology Services

The Annual Cap is determined with reference to (i) the historical transaction amounts of the transactions under the Airline Services Agreement for each of the three years ended 31 December 2009; and (ii) the estimated annual growth rate of 20% in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

Provision of Passenger and Cargo Revenue Accounting and Settlement Services

The Annual Cap is determined with reference to (i) the historical transaction amounts of the transactions under the Revenue Accounting and Settlement Agreement for each of the three years ended 31 December 2009; and (ii) an estimated annual increase of 20% in the level of service and scope of services to be provided by ACCA in 2010, taking into account the future growth rate of aviation industry and the historical growth of airlines' business in the recent years.

Provision of interline data exchange services

The Annual Cap is based on the fixed amount of annual service fee charged under the Interline Data Exchange Agreement.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

ACCA is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies.

The Group will receive service fees for provision of services contemplated under the Transactions and thus the Transactions will increase the total revenue of the Group.

The Directors (including the independent non-executive Directors) are of the view that the Transactions have been conducted in the ordinary and usual course of business of the Group, are on normal commercial terms, and the terms of the Transactions, the Annual Caps and the Novation as described below are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

INFORMATION ON SHANGHAI AIRLINES

Shanghai Airlines became a wholly-owned subsidiary of Eastern Airlines from 28 January 2010. Accordingly, Shanghai Airlines became an associate of Eastern Holding, which is a Promoter and a substantial shareholder of the Company, and thus a connected person of the Company despite of the grant of the First Waiver. Shanghai Airlines is principally engaged in airline operation in the PRC.

IMPLICATIONS UNDER THE LISTING RULES

As mentioned above, the Transactions have become continuing connected transactions for the Company since Shanghai Airlines became a wholly owned subsidiary of Eastern Airlines effective from 28 January 2010.

Since one of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Airline Services Agreement exceeds 2.5%, the transactions contemplated under the Airline Services Agreement constitute continuing connected transactions subject to the reporting, announcement and Independent Shareholders' approval requirements. Since the acknowledgement by the Company and Shanghai Airlines of the extension of the term under the Airline Services Agreement to up to 31 December 2010 took place in March 2010 which was after Shanghai Airlines became an associate of Eastern Airlines, the Company is required to comply in full with all the reporting, announcement and the Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Airline Services Agreement.

Since each of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Revenue Accounting and Settlement Agreement is more than 0.1% but less than 2.5%, the transactions contemplated under the Revenue Accounting and Settlement Agreement constitute continuing connected transactions subject to the reporting and announcement requirements but exempt from the Independent Shareholders' approval requirements. Pursuant to Rule 14A.41 of the Listing Rules, the Company is required to comply with all applicable reporting and disclosure requirements of Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Revenue Accounting and Settlement Agreement.

Since each of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Interline Data Exchange Agreement is less than 0.1%, the transactions contemplated under the Interline Data Exchange Agreement constitute continuing connected transactions exempt from all the reporting, announcement and the Independent Shareholders' approval requirements.

According to the announcement of Eastern Airlines dated 26 February 2010, the implementation of the absorption of Shanghai Airlines would involve the cancellation of Shanghai Airlines upon the establishment of New Shanghai Airlines for the purpose of receiving all of the assets and liabilities of the core aviation business of Shanghai Airlines. If Shanghai Airlines were to be dissolved during the year ending 31 December 2010, the Group may be requested to give consent to, or enter into agreement(s) for, the Novation. If the Group will give consent to, enter into agreement(s) for, the Novation, then this will constitute a connected transaction for the Company. As at the date of this announcement, the Group has not yet given any consent to, or entered into any agreement(s) for, the Novation. However, the Company will also seek the Independent Shareholders' approval at the EGM for the giving of consent to, or the entry into of any agreement(s) for, the Novation.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether (i) the transactions contemplated under the Airline Services Agreement are in the ordinary and usual course of business of the Group, (ii) the terms of the transactions contemplated under the Airline Services Agreement and the Novation are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and (iii) the Annual Cap for the Airline Services Agreement is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolutions in respect of the Airline Services Agreement (including the Annual Cap) and the Novation, after taking into account the recommendations of the independent financial adviser.

A circular containing, among other things, (i) further details of the Airline Services Agreement and the Novation; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Airline Services Agreement (including the Annual Cap) and the Novation; (iii) the recommendation of the Independent Board Committee regarding the Airline Services Agreement (including the Annual Cap) and the Novation to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

Voting at the EGM will be conducted by poll. Shanghai Airlines and its associates shall abstain from voting on the resolutions in relation to the Airline Services Agreement and the Novation. Eastern Holding (being the holding company of Eastern Airlines), Eastern Airlines (holding 100% interest in Shanghai Airlines) and China Eastern Airlines Wuhan Company Limited (中國東方航空武漢有限責任公司) (being a subsidiary of Eastern Airlines) will abstain from voting on the resolutions in relation to the Airline Services Agreement and the Novation.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of the Company
"Agreements"	the Airline Services Agreement, Interline Data Exchange Agreement and Revenue Accounting and Settlement Agreement
"Airline Services Agreement"	the agreement dated 5 November 2004 and entered into between the Company and Shanghai Airlines in relation to the provision of technology services by the Company to Shanghai Airlines for an initial term of five years up to 31 October 2009 which was extended to up to 31 December 2009 and thereafter automatically for a further term as confirmed by Shanghai Airlines on 19 February 2009, which further term was subsequently acknowledged by both parties in March 2010 to be up to 31 December 2010
"Annual Cap(s)"	the expected maximum aggregate annual amount of the Transactions as set out in the paragraph headed "Annual Caps" in this announcement
"Board"	the board of Directors
"CAAC"	Civil Aviation Administration of China (中國民用航空局), the administrative authority in the civil aviation industry in the PRC

"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person"	has the same meaning as ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Eastern Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), which is a subsidiary of Eastern Holding
"Eastern Holding"	China Eastern Air Holding Limited (中國東方航空集團公司)
"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Airline Services Agreement (including the Annual Cap) and the Novation mentioned in this announcement by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company
"First Waiver"	a waiver granted by the Stock Exchange to exempt several Promoters (including Shanghai Airlines) and their respective associates from being regarded as connected persons of the Company as disclosed in the Waiver Announcement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of the Airline Services Agreement (including the Annual Cap) and the Novation
"Independent Shareholders"	the shareholders of the Company who are not required to abstain from voting in respect of the Airline Services Agreement (including the Annual Cap) and the Novation at the EGM

"Interline Data Exchange Agreement"	the agreement dated 22 March 2007 and entered into between ACCA and Shanghai Airlines in relation to the provision of interline data exchange services by ACCA to Shanghai Airlines for an initial term of three years up to 31 December 2009 which was extended for one year up to 31 December 2010 as confirmed by Shanghai Airlines on 14 January 2010
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shanghai Airlines"	a company to be established as a wholly-owned subsidiary of Eastern Airlines for the purpose of receiving all of the assets and liabilities of the core aviation business of Shanghai Airlines
"Novation"	the transfer of rights and obligations under the Agreements from Shanghai Airlines to New Shanghai Airlines
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Promoter"	promoter of the Company
"Revenue Accounting and Settlement Agreement"	the agreement dated 19 December 2007 and entered into between ACCA and Shanghai Airlines in relation to the provision of passenger and cargo revenue accounting and settlement services by ACCA to Shanghai Airlines for an initial term of one year up to 31 December 2008 which was extended for one year up to 31 December 2009 as confirmed by Shanghai Airlines on 9 December 2008, and further extended for one year up to 31 December 2010 as confirmed by Shanghai Airlines on 26 August 2009
"RMB"	Renminbi, the lawful currency of the PRC

"Shanghai Airlines"	**Shanghai Airlines Company Limited (上海航空股份有限公司)**
"Stock Exchange"	**The Stock Exchange of Hong Kong Limited**
"Transactions"	**the transactions contemplated under each of the Agreements**
"Waiver Announcement"	**the announcement of the Company dated 2 September 2009 relating to the grant of waivers in respect of certain continuing connected transactions for the Company**
"%"	**per cent.**

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 23 March 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	**Mr. Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;**
Non-executive Directors:	**Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;**
Independent non-executive Directors:	**Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.**

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated 16 March 2010 in relation to, among other things, the proposed amendments to the Articles.

On 29 March 2010, the Board resolved to propose a change of the registered address of the Company to another new address (instead of the address which was disclosed in the Previous Announcement) and hence the proposed amendments to the relevant Article providing for the registered address would have to be revised accordingly.

Reference is made to the announcement of TravelSky Technology Limited (the "**Company**") dated 16 March 2010 (the "**Previous Announcement**") in relation to, among other things, the proposed amendments to the articles of association of the Company (the "**Articles**"). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Previous Announcement.

As disclosed in the Previous Announcement, the Board had proposed to change the current registered address of the Company to "31 An Ping Street, Houshayu Town, Shunyi District, Beijing, China (Postal code: 101308)" and thus proposed corresponding amendments to be made to the relevant Article providing for the registered address (i.e. Article 3).

Such address is situated on the land in Shunyi District, Beijing, China recently acquired by the Company (the "**Land**") on which the Company has intended to build a new operating centre comprising database centre and the headquarters office building of the Company as disclosed in the Company's announcement dated 26 January 2010 and circular dated 2 March 2010. The Company understood from the State Administration of Industry and Commerce that the Company cannot change its registered address to an address that situates on the Land which is currently vacant. Therefore, the Board resolved on 29 March 2010 to propose that the registered address of the Company be changed to "7 Yu Min Da Street, Houshayu Town, Shunyi District, Beijing, China" which is situated on the premises near the Land rented by the Company such that it will be more convenient for the Company to arrange for such matters in connection with the establishment of the new operating centre. Accordingly, the proposed amendments to Article 3 would have to be revised as follows:

"Company Address: Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, PRC" and "Postal code: 100080" shall be deleted and replaced by "Company Address: 7 Yu Min Da Street, Houshayu Town, Shunyi District, Beijing, China" and "Postal code: 101308" respectively.

The above amendments to Article 3 of the Articles together with the amendments to Article 110 of the Articles as disclosed in the Previous Announcement are expected to be proposed for approval by the shareholders of the Company at the forthcoming extraordinary general meeting and the Company will send a circular setting out the further details of the amendments and the meeting to the shareholders of the Company in due course.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China, 29 March 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31/03/2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")
Date Submitted: **01/04/2010**

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares (Note 1)						
2. (/ /) shares (Note 1)						
3. (/ /) shares (Note 1)						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) ____________
(Preference shares) ____________
(Other class) ____________

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)		______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E. (Ordinary shares)		______	
		(Preference shares)		______	
		(Other class)		______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Yu Xiaochun

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

DATE OF BOARD MEETING

The board (the "Board") of directors (the "Directors") of TravelSky Technology Limited hereby announces that the meeting of the Board will be held on Thursday, 22 April 2010, for considering and approving the annual results for the year ended 31 December 2009 and the distribution of dividends, if any.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
8 April 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent Non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.



中国民航信息网络股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2009

RESULTS HIGHLIGHTS

- Total revenue amounted to approximately RMB2,619.5 million, an increase of approximately 15.3% over Year 2008
- Profit attributable to equity holders of the Company was approximately RMB775.9 million, a increase of approximately 21.6% over Year 2008
- EBITDA was approximately RMB1,163.1 million, a increase of approximately 20.7% over Year 2008
- Earnings per share was RMB0.40
- The Board recommended the distribution of a final cash dividend of RMB0.134 per share for Year 2009

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") which have been prepared in accordance with the International Financial Reporting Standards ("IFRS") for the year ended December 31, 2009 ("Year 2009").

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	Year ended December 31 2009	2008
Revenues			
Aviation information technology services		**1,808,335**	1,609,115
Accounting, settlement and clearing services		**249,983**	260,530
Data network and others		**561,206**	401,592
Total revenues	2	**2,619,524**	2,271,237
Operating expenses			
Business taxes and other surcharges		**(92,170)**	(82,016)
Depreciation and amortisation		**(340,660)**	(332,681)
Network usage fees		**(81,114)**	(94,410)
Personnel expenses		**(487,304)**	(429,880)
Operating lease payments		**(73,172)**	(78,630)
Technical support and maintenance fees		**(153,528)**	(170,676)
Commission and promotion expenses		**(273,448)**	(240,803)
Other operating expenses		**(319,882)**	(230,087)
Total operating expenses		**(1,821,278)**	(1,659,183)
Operating profit		**798,246**	612,054
Financial income, net		**84,313**	92,718
Share of results of associated companies		**21,090**	17,969
Profit before taxation		**903,649**	722,741
Taxation	3	**(109,167)**	(68,111)
Profit after taxation		**794,482**	654,630
Other comprehensive income			
Currency translation differences		**342**	(1,971)
Other comprehensive income, net of tax		**342**	(1,971)
Total comprehensive income		**794,824**	652,659

	Note	Year ended December 31 2009	2008
Profit after taxation attributable to			
Equity holders of the Company		775,900	637,974
Minority interest		18,582	16,656
		794,482	654,630
Total comprehensive income attributable to			
Equity holders of the Company		776,242	636,003
Minority interest		18,582	16,656
		794,824	652,659
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted (RMB)	4	0.40	0.33
Cash Dividends	5	261,408	362,850

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31, 2009	2008
ASSETS			
Non-current assets			
Property, plant and equipment, net		891,985	1,004,445
Lease prepayment for land use right, net		109,236	19,314
Intangible assets, net		82,599	17,070
Investments in associated companies		123,835	103,665
Deferred income tax assets		10,006	6,810
Other long-term assets		2,706	8,962
		1,220,407	1,160,266
Current assets			
Inventories		8,095	9,877
Accounts receivable, net	7	185,590	164,400
Due from related parties, net		1,362,615	944,759
Due from associated companies		13,010	6,556
Income tax receivable		36,212	45,104
Prepayments and other current assets		343,717	313,368
Short-term bank deposits		2,302,954	2,324,728
Cash and cash equivalents		1,555,723	1,326,473
		5,806,876	5,135,265
Total assets		7,027,283	6,295,531
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital		1,950,806	1,776,315
Reserves		2,367,208	2,171,729
Retained earnings			
– Proposed final cash dividend	5	261,408	362,850
– Others		1,469,581	1,126,290
		6,049,003	5,437,184
Minority interests		109,664	98,810
Total equity		6,158,667	5,535,994

	Note	As at December 31, 2009	2008
LIABILITIES			
Non-Current liabilities			
Deferred income tax liabilities		**131**	180
Current liabilities			
Accounts payable and accrual liabilities	8	**768,529**	696,607
Due to related parties		**92,550**	47,428
Income tax payable		**4,419**	12,138
Deferred revenue		**2,987**	3,184
		868,485	759,357
Total liabilities		**868,616**	759,537
Total equity and liabilities		**7,027,283**	6,295,531
Net current assets		**4,938,391**	4,375,908
Total assets less current liabilities		**6,158,798**	5,536,174

Notes:

1. **BASIS OF PRESENTATION**

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

The Company adopted merger accounting for the common control business combination in its acquisition of Accounting Center of China Aviation Company Limited ("ACCA"). As a result, the comparative amounts in the consolidated financial statement have been restated as if ACCA had been acquired at the earliest period presented. Please refer to Note 6 for details.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

The Group has adopted the following new and amended IFRS as of January 1, 2009:

- IFRS 7 'Financial Instruments-Disclosures' (amendment) ;
- IAS 1 (revised). 'Presentation of financial statements';
- IFRS 8, 'Operating segments' (effective January 1, 2009);
- IFRS 3 (revised), 'Business combinations';
- IAS 27 (revised), 'Consolidated and separate financial statements' .

2. **REVENUES**

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services, accounting, settlement and clearing services and related data network services. A major portion of these revenues was generated from the shareholders of the Company.

3. TAXATION

Income Tax

	2009 *RMB'000*	2008 *RMB'000*
Current tax:		
PRC enterprise income tax expenses	112,333	61,826
Overseas income tax expenses	80	869
Deferred tax	(3,246)	5,416
	109,167	68,111

Taxation of the Group except for certain overseas subsidiaries is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes. Taxation on overseas profit has been calculated on the assessable profit for the year at the rates of taxation prevailing in the locations in which the Group operates.

Starting from January 1, 2008, the Corporate Income Tax Law of the People's Republic of China ("new CIT law") unified the income tax rate of enterprises in China to 25%.

Enterprises recognised as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

The Company's subsidiaries in PRC are entitled to different tax rates, ranging from 15% to 25% under the new CIT Law.

In addition to the recognised "High and New Technology Enterprise" status, the Company being approved and certified by relevant authorities as an "Important Software Enterprise" could further enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid at the rate of 15% over this preferential income tax rate of 10% should be recognised in the year when the Company obtained its "Important Software Enterprise" certification.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2007 in 2008 and hence had recognised the corresponding tax refund of approximately RMB 30.1 million in 2008.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2008 and 2009 in 2008 and 2009 respectively. Accordingly, the Company had accrued its income tax expenses for 2008 and 2009 based on this preferential income tax rate of 10% in its financial statements.

4. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following:

	2009	2008
Earnings (RMB'000)		
Earnings for the purpose of calculating the basic and dilutive earnings per share	775,900	637,974
Numbers of shares ('000)		
Weighted average number of ordinary shares in issue (Note)	1,944,641	1,913,814
Earnings per share (RMB)		
Basic and dilutive	0.40	0.33

Note: The numbers of shares in issue for year ended December 31, 2009 and 2008 have been adjusted for the 137,499,218 shares issued to CTHC on March 3, 2009 (Note 6) for the acquisition of ACCA as if these shares were issued for all years presented.

There were no potential dilutive ordinary shares outstanding during the year ended December 31, 2009 and 2008.

5. DIVIDENDS DISTRIBUTION

The equity holders in the annual general meeting of the Company held on June 5, 2009 approved the distribution of a final dividend of RMB 206.9 million and a special dividend of RMB 156 million in cash, aggregating to RMB 362.9 million (RMB0.186 per share) for Year 2008. The dividends are related to the undistributed profit generated before January 1, 2008. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the year ended December 31, 2009.

On April 22, 2010, the Board recommended the distribution of a final cash dividend of RMB261.4 million, for Year 2009 (RMB0.134 per share). The total numbers of shares in issue which entitle the receipt of those dividends are 1,950,806,393 shares. The proposed final dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2010.

6. BUSINESS COMBINATION

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company would acquire from China TravelSky Holding Company ("CTHC") 100% equity interest in ACCA and the property located in Dongxing Li, Chaoyang District, Beijing, PRC ("Property"). ACCA is engaged in the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies. The acquisition was completed on March 3, 2009 and the consideration was satisfied by the issue and allotment of 174,491,393 new domestic shares of the Company to CTHC (137,499,218 shares for the acquisition of ACCA, and 36,992,175 shares for the acquisition of the Property).

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA is accounted for as a common control business combination. The Company adopts merger accounting for common control combination. Hence, the comparative amounts in the consolidated financial statement are presented as if ACCA had been acquired at the earlist period presented. Below is the impact of the acquisition to the financial statements.

	December 31, 2009				
	The Group before acquiring ACCA	ACCA	Adjustments		Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*(Note)*	*RMB'000*
Assets					
Non-current assets	1,407,099	141,491	(328,183)	(ii)	1,220,407
Current assets	4,844,643	968,128	(5,895)	(i)	5,806,876
Total assets	6,251,742	1,109,619	(334,078)		7,027,283
Equity					
Paid in capital	1,950,806	759,785	(759,785)	(ii)	1,950,806
Reserve	1,990,614	(46,094)	422,688	(ii)	2,367,208
Retained earnings	1,566,787	155,288	8,914	(ii)	1,730,989
Minority interest	109,664	—	—		109,664
Total equity	5,617,871	868,979	(328,183)		6,158,667
Liability					
Non-current liabilities	131	—	—		131
Current liabilities	633,740	240,640	(5,895)	(i)	868,485
Total liabilities	633,871	240,640	(5,895)		868,616
Total equity and liabilities	6,251,742	1,109,619	(334,078)		7,027,283

Note: The above adjustments were i) the adjustment to eliminate the inter-company balance of current assets and liabilities between the Company and ACCA; and ii) the adjustment to offset the long-term investment in ACCA.

	December 31, 2008				
	The Group before acquiring ACCA	ACCA	Adjustments		Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*(Note)*	*RMB'000*
Assets					
Non-current assets	1,007,222	153,044	—		1,160,266
Current assets	4,233,985	906,180	(4,900)	(i)	5,135,265
Total assets	5,241,207	1,059,224	(4,900)		6,295,531
Equity					
Paid in capital	1,776,315	759,785	(759,785)	(ii)	1,776,315
Reserve	1,466,952	(55,008)	759,785	(ii)	2,171,729
Retained earnings	1,416,679	72,461	—		1,489,140
Minority interest	98,810	—	—		98,810
Total equity	4,758,756	777,238	—		5,535,994
Liability					
Non-current liabilities	180	—	—		180
Current liabilities	482,271	281,986	(4,900)	(i)	759,357
Total liabilities	482,451	281,986	(4,900)		759,537
Total equity and liabilities	5,241,207	1,059,224	(4,900)		6,295,531

Note: The above adjustments were i) the adjustment to eliminate the inter-Company balance of current assets and liabilities between the Company and ACCA; and ii) the adjustment to eliminate the paid in capital of ACCA against reserves as a result of the acquisition of ACCA.

The purchase consideration for the Property is allocated into the building element and land element of RMB 109 million and RMB 92 million respectively, by the directors of the Company, with reference to their relative fair values. The building element is recognised as a property, plant and equipment and the land element is recognised as lease prepayment for land use right.

7. ACCOUNTS RECEIVABLE, NET

As of December 31, 2009 and 2008, the ageing analysis of the accounts receivable was as follows:

	2009	2008
	RMB'000	*RMB'000*
Within 6 months	154,690	130,562
Over 6 months but within 1 year	33,947	22,285
Over 1 year but within 2 years	22,305	15,952
Over 2 years but within 3 years	9,469	868
Over 3 years	7,065	7,384
Accounts receivable	227,476	177,051
Provision for impairment of receivables	(41,926)	(12,651)
Accounts receivable, net	185,550	164,400

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The ageing analysis of accounts payable and accrued liabilities are as follows:

	2009	2008
	RMB'000	RMB'000
Within 6 months	29,226	20,882
Over 6 months but within 1 year	2,823	20,018
Over 1 year but within 2 years	10,342	41,845
Over 2 years but within 3 years	24,649	6,677
Over 3 years	11,194	10,124
Total accounts payable	78,234	99,546
Accrued liabilities and other liabilities	690,295	597,061
Total	768,529	696,607

9. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is the Group's general manager. The information reviewed by the general manager is identical to the information presented in the statement of comprehensive income. No segment income statement has been prepared by the Group for the year ended December 31, 2009 and 2008. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

10. EVENTS AFTER THE BALANCE SHEET DATE

(a) Significant acquisition completed after the year end

As set out in the Company's announcement dated January 26, 2010 and the circular dated March 2, 2010, the Company made a successful bid for the land use right of the land located in Shunyi District, Beijing, 19 blocks 08, 09, 19 and 21 (the "Land") at the land transfer price of RMB 1,910 million at an open auction held on January 14, 2010. The Company intends to build a new operating centre comprising a database centre and the headquarters office building of the Company.

As of the report date, the Land transfer contract was signed by the Company and Beijing Land Bureau, and the Development Compensation Contract was signed by the Company and Beijing Shunyi Land Reserve Centre respectively. The total land transfer price has been paid by the Company to the Beijing Land Bureau on March 12, 2010.

(b) Supplemental housing fund

The Group, together with CTHC, has obtained an approval from the relevant government authority in February 2010 to establish a supplemental housing fund for their employees. This supplemental housing fund will be utilized to provide supplemental housing benefits to existing employees for both the Group and CTHC who have met certain pre-requisite criteria. The Group is in the process of establishing the plan and evaluating its financial impact.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW 2009

As the leading provider of information technology solutions for China's aviation and travel industry, the Company stands at a core tache along the value chain of China's aviation and travel service distribution. The Company has been devoted to serving the needs of all industry participants ranging from commercial airlines, airports, travel product and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers, as well as major international organizations such as IATA and government bodies, with the scope of services covering the provision of critical information systems on flight control, air ticket distribution, check-in, boarding and load planning, accounting, settlement and clearing system, etc.. With three decades of tenacious development, the Company has built up a complete industry chain for aviation and travel information technology service, established a relatively comprehensive, competitively priced product line of aviation and travel information technology

service with robust functionality, aiming to help industry participants to expand their businesses, improve service quality, minimize operational costs and enhance operational efficiency, and ultimately bring benefits to travelers.

AVIATION INFORMATION TECHNOLOGY SERVICE

The aviation information technology ("AIT") services offered by the Company, which consist of a series of products and solutions, are provided to the PRC commercial airlines and more than 300 foreign and regional commercial airlines. The AIT services comprised electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service and Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology solutions related to the above core businesses, including but not limited to, product service for supporting aviation alliances, solutions for developing commercial airlines' e-tickets and e-commerce, data service for supporting decision-making of commercial airlines as well as information management system for improvement of ground operational efficiency.

The global aviation industry saw the largest ever decline in demand in the first half of 2009 with the continuous spread of global financial crisis, the global economic downturn and the rapid spread of H1N1 influenza, thereby adversely affecting the performance of the Company's business that is dependent on international demand. In the latter half of the year, China's international travel and tourism market picked up as the economy of developed countries and emerging economies gradually recovered while the implementation of policies to stabilize external demand and promote exports by the PRC government had been taking effect, leading to a rebound in the number of flight bookings on foreign and regional commercial airlines processed by the Company's ETD system month after month, with a mild increase for the whole year of approximately 2.1%. As an array of proactive fiscal policies, and loosened monetary policies, as well as domestic demand expansion programs, especially in promoting consumption aiming at boosting steady economic growth, introduced in China in 2009 saw positive effect, China was one of the first countries to show signs of recovery. This, together with the measures undertaken by the Civil Aviation Administration of China ("CAAC") to tackle global financial crisis, enabled China's aviation industry to thrive under such adverse circumstances, thereby further facilitating a faster development of the Company's business dependent on domestic demand. Bookings on the PRC commercial airlines processed by its ETD system rose by approximately 18.5%. In 2009, the Company's ETD system processed approximately 249.0 million bookings on domestic and foreign commercial airlines, representing an increase of approximately 17.9% over that of 2008.

In view of the difficult operating environment faced by commercial airlines, and to cater for their increasing needs for information technology solutions for various aspects, such as facilitating fast travel, developing e-commerce, enhancing of direct sales capacity, exploring overseas market and strengthening of strategic alliance, the Group has further perfected and developed its aviation information technology service and its extended services in respect of the product lines like seat management, distribution business solutions and airfare solutions for commercial airlines in 2009.

Subsequent to the fulfillment of the goal of paperless Billing and Settlement Plan (BSP) tickets in China, the Company again co-operated with IATA in promoting the actualization of the goal of "Fast Travel" for "simplifying the business" in China's aviation industry. With the launch of the six services, including self-service check-in, self-service passport control, self-service baggage check, self-service flight rebooking, self-service boarding and self-service baggage inquiry, travelers can now enjoy the convenience of one-stop electronic self service from ticket booking to boarding. It also helped commercial airlines to minimize costs, ensured airports to utilize its scarce space more reasonably and efficiently, and offered travelers with more convenient and flexible services. In 2009, the Company formulated and promoted the application of the standard of two-dimensional (2D) Bar Coded Boarding Passes (BCBP) in the industry. Meanwhile, the fast travel product (E-trip) designed and developed by the Company had commenced operation in Shenzhen Airlines Company Limited and Hainan Airlines Company Limited; its self-designed and developed common use self-service check-in system (CUSS) that meets IATA standard have already been used in 58 major airports in China and hotels such as HNA Hotel Mingguang Haikou; the online self-service check-in service developed for major domestic commercial airlines has commenced operation in 72 foreign/domestic airports such as the Beijing Capital International Airport, Shenzhen Airport and Singapore Airport; mobile check-in products have also commenced operation in the Beijing Capital International Airport. Passenger departures processed by self-service check-in, online check-in and mobile check-in totaled approximately 13 million.

In 2009, steady progress was seen in the development of the Company's e-commerce product infrastructure. The Company provided e-commerce platform hosting service for 10 commercial airlines, and assisted China Eastern Airlines Corporation Limited and Shenzhen Airlines Company Limited to establish overseas websites. In addition, the Company designed, researched and developed an e-commerce supporting platform for commercial airlines, namely E-build, for facilitating the development of direct sales by commercial airlines. It is a brand-new product based on loosely-coupled structure comprising modules such as calendar search, up-to-date international fare rates and travelers' online value-added services, which has been widely used in websites of commercial airlines. The Company has also established e-commerce regional support centers in Guangzhou, Shanghai and Shenzhen, etc. to facilitate prompt response to clients.

In 2009, the Company engineered the seamless integration of agent terminal, e-commerce distribution platform and settlement and clearing system with "WebLink", a sales settlement and clearing product recently launched by IATA for airline ticket sales settlement and clearing between agents and commercial airlines. The integrated product served as a complete solution covering the entire process from sales to settlement and clearing for the PRC commercial airlines employing overseas agent distribution model, helped the PRC commercial airlines to minimize sales costs in opening up overseas markets, and opened up a new source of income for the Company in overseas sales of its system. In 2009, the Company also established long-term product and commercial co-operation relationship mechanisms between those PRC commercial

airlines, which have joined aviation alliances, such as Star Alliance and SkyTeam, and the aviation alliances. Through active participation of the PRC commercial airlines in the business activities of aviation alliances, the Company continued to deepen and expand the scope of co-operation.

In addition to the subscription of the Company's APP service by all major commercial airlines in China, in 2009, the Company strived to fill the market gap in the face of cutting flights by overseas and regional commercial airlines at the start of the year, making the number of overseas and regional commercial airlines using our APP system service, multi-host access service and ANGEL CUTE platform access service increased to 48, which together processed up to 3.2 million passenger departures in 36 airports. Meanwhile, through continuous upgrade of direct connection with foreign and regional commercial airlines, the number of foreign and regional commercial airlines having direct connection with the Company's CRS system reached 82, with the percentage of sales by direct links accounting for over 99%, which considerably strengthened the Company's capacity to withstand market risks.

AIRPORT INFORMATION TECHNOLOGY SERVICE

In 2009, the Group further strengthened the setup of the product line of airport departure control system, information technology integration, data services platform and government information services. With the airport renovation and expansion proposed under the Central Government's RMB4 trillion infrastructure construction projects, the Group seized the opportunity by actively submitting tenders for the setup of airport information systems. In respect of the new generation APP front-end system, it has undergone an upgrade in the renovation and expansion project of 4 airports ranking top 50 airports in terms of throughput in China including Shanghai Hungqiao Airport and Pudong Airport, Urumqi Airport and Guangzhou Airport. Its application was also promoted in new airports such as Daqing Airport, and it facilitated the PRC commercial airlines in the launch of passenger check-in, transit and connecting flight services in 87 overseas or regional airports, processing approximately 10.5 million passenger departures, accounting for 79.6% of overseas arrivals of the PRC commercial airlines. Angel Lite, a passenger front-end processing system designed and developed for small airports ranking beyond the top 60 airports in terms of throughput in China, has been used in the renovation and expansion project of Fuyang Airport. Our airport security check system has been promoted to airports, such as Shenzhen Airport and Haikou Airport, and we have been awarded contracts for security check system setup and expansion for 8 airports. The Company's self-developed airport data services system has been adopted by 20 airports such as Hangzhou Airport, Tianjin Airport and Western Airport Group to provide support for the decision-making process of airports; while transit passenger information services system has been used in airports such as Dalian Airport and Kunming Airport for strengthening their operational capacity as air transportation hub and ground service quality. The Aviation Passenger Security Information System (APSIS) performed satisfactorily in Beijing Capital International Airport Terminal 3, and was subsequently adopted by Guangxi Airport Management Group Ltd. and relevant government departments, which served to strengthen the Company's position in the field of aviation information safety in China.

DISTRIBUTION OF INFORMATION TECHNOLOGY SERVICE

The Group's travel service distribution network comprises nearly 60,000 sales terminals owned by more than 6,000 travel agencies and travel service distributors, with high-level networking and direct links to all Global Distribution System (GDS) around the world and 82 foreign and regional commercial airlines through SITA networks, covering over 400 domestic and overseas cities. The Group rendered technology support and localized services to travel agencies and travel service distributors through more than 30 local distribution centers across China and 6 overseas distribution centers across Asia, Europe and North America. The network processed over 180.7 million transactions during 2009 with transaction amounting to over RMB220.4 billion.

In 2009, the Group continued to strengthen the setup of the product line of distribution information technology service. On top of its effort in perfecting its products such as TravelWeb front-end business system, IBE and E-data and rolling out new products such as short message service platform, one-stop commercial system and BlueSky, a comprehensive business platform, the Company also gradually built up a travel product segment with front-end products such as travel management consultant business platform (TMC), online booking tool business platform (OBT) and travel service data business platform (OPEN DATA) as core products, and has adopted PID, IBE product turnover billing systems, which not only enhanced the operational efficiency and service quality of travel service distributors, but also opened up new sources of income for the Company and enhanced its capacity to withstand operation risks.

TRAVEL PRODUCT DISTRIBUTION SERVICE

In 2009, by reinforcing its collaboration with foreign and domestic travel product suppliers such as the Hilton Group, developing multi-level downstream distribution channels including travel service distributors, hotel's GDS, domestic commercial airlines, travel consultants and reservation centers, and leveraging on the three product segments, namely direct links with hotels, exchange platform and distribution channels, the Group surpassed the 1-million mark by successfully distributing 1,078.6 thousand hotels' room-nights, representing an increase of 135.0% as compared with that in 2008.

AIR FREIGHT LOGISTICS INFORMATION TECHNOLOGY SERVICE

China's air freight market was also adversely affected by the global financial crisis in 2009, leading to a significant drop in investment amount on IT services by commercial airlines and airports in relation to freight. The Company responded flexibly by proactively working on system upgrade and product development for air freight logistics information technology systems on one hand, and by accelerating its marketing effort on the other hand. While the Company upgraded the freight systems already used by its existing airline and airport clients, it also won the tender of the air freight system building project of Urumqi Airport, which, together with the adoption by 11 airports such as Xining Airport and Nanchang Airport of the Group's air freight business system, CFPS LITE, which supports the cargo terminals of medium and small sized airports, contributed to an increase of the Group's airport clients to 49. Subsequent to the entering into air freight management agreement with Hong Kong Express Airways Limited, the Group's commercial airline clients increased to 11. In 2009, the Group processed approximately 4.9 million airway bills, an increase of 16.7% over that of 2008. The new freight logistics information technology system with a view to accommodating needs of neutral cargo terminals which require multi-tasking management, upstream-downstream cooperation and meticulous business has successfully commenced operation in the Guangzhou Baiyun International Airport. It has been the largest airport freight information system project undertaken by the Group, and also the freight system construction that covers the widest scope of business and functions, which marks a major step forward in fulfilling the Group's strategic objective of "parallel development of passenger and freight businesses". The customs platform for freight information developed by the Group has commenced operation in 4 airports such as Hangzhou Airport and Chengdu Airport, enabling users to meet the requirement of the new customs manifest system in a simple and convenient manner.

ACCOUNTING, SETTLEMENT AND CLEARING SERVICE

The Company provided accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation corporations through Accounting Center of China Aviation Limited Company (中國航空結算有限責任公司) ("ACCA"), a wholly-owned subsidiary of the Company. As the downstream businesses of the Company's principal activities in air travel service distribution and sales, the above businesses strengthened the Company's information technology business in the air transportation and travel industry. Apart from being the world's largest service provider of IATA BSP Data Processing ("BSP DP"), ACCA is also the largest provider of outsourced services and system products in revenue settlement and clearing in the air transportation industry in China. Its major customers include domestic passenger and cargo airlines, overseas and regional commercial airlines, domestic airports, government organizations and IATA. In 2009, there were approximately 362.5 million transactions and approximately 131.7 million BSP tickets processed with respect to the system service business of ACCA, while settlement and clearing of passenger and cargo revenues as well as international settlement fees amounted to US$3.6 billion.

In 2009, ACCA continued to consolidate its existing markets. Efforts have been put on system upgrade and renovation for international passenger transport settlement system of major domestic commercial airlines, and on expansion of market share and business scope. Three new commercial airlines, such as Okay Airways Company Limited, China Joy Air Co., Ltd. and Kunming Airlines Ltd., used ACCA's domestic settlement and clearing management system. It also won the tender of aviation settlement and clearing project of Western Airport Group, and has commenced operations in 14 airports including those in Xianyang, Yinchuan, Xining and Yanan. The settlement and clearing business operations originally self-conducted by airports, such as Beijing Capital International Airport, Harbin Airport, Changchun Airport and Changsha Airport, were transferred to ACCA. Furthermore, ACCA did the preparation work in relation to the staff, workflows and technologies associated with BSP transfer projects pursuant to the requirements set out in the agreement signed with IATA; at the end of 2009, 40 BSP companies in Asia-Pacific and Europe had switched to operate steadily on the BSP data processing system of ACCA.

CONSTRUCTION OF THE NEW GENERATION AVIATION PASSENGER SERVICE SYSTEM

The designing theme of the Group's new generation aviation passenger service system is passenger-orientation. It adopts service-orientation architedium ("SOA") technical structure, which not only has advantages such as powerful mainframe handling capacity, flexible research and development on open platforms and technologies, and quicker response, but also achieves smooth transition of system functions and maintains low operation cost, so as to support the sustainable development of commercial airlines' businesses and tie in with the development trend of aviation and travel industry. In 2009, in intensifying the analysis of demand of commercial airlines, and in line with the construction principle of "self-development, gradual improvement and openness" and the construction standard of "advanced technology, flexible usage, well-equipped facilities, high cost performance and value-added data" for new generation aviation passenger service system, and pursuant to its resources contribution plan, the Group has made steady progress in the fundamental platform construction and technical development of the new generation aviation passenger service system. The Group also continued its efforts in constructing and perfecting middleware platform and its related subsystems to facilitate future development, speeding up the development of ICS system and international air tariff system, and the research in open platform and core trading platform.

INFRASTRUCTURE

In 2009, the Group continued to integrate existing resources in research and development and operation maintenance, further increased investment in infrastructure and stepped up technological renovation, optimized core resources allocation of mainframe systems and open platforms, monitored utilization of system resources such as PID and IBE, promoted the application of OPEN AV technology, renovated the machine rooms for energy-saving and consumption reduction purpose, assessed the overall security of electronic ticket system, perfected corporate information system classification management and reinforced core system disaster recovery. In addition, the Group successfully completed the civil aviation travelers information security work during the celebration of the 60th Anniversary of New China, and successfully commenced operation of the outsourcing contract items of the data center of China Galaxy Securities Company Limited. In 2009, the utilization ratios of the Group's ICS, CRS, APP and settlement and clearing mainframe systems were around 100%, 99.99%, 100% and 99.80% respectively.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual results announcement. The financial statements have been prepared in accordance with International Financial Reporting Standards. The following discussions on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

For Year 2009, profit before taxation of the Group was approximately RMB903.6 million, representing an increase of approximately 25.0% over that in the year ended December 31, 2008 ("Year 2008"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB1,163.1 million, representing an increase of approximately 20.7% over that in Year 2008. Profit attributable to equity holders of the Company was approximately RMB775.9 million, representing an increase of approximately 21.6% over that in Year 2008 mainly due to the strict cost control amid a growth in revenue.

The basic and diluted earnings per share of the Group in Year 2009 were RMB0.40.

Net Cash Flows and Liquidity

The Group's working capital for Year 2009 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB700.1 million.

In Year 2009, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2009, cash and cash equivalents of the Group amounted to RMB1,555.7 million, of which approximately 94.5%, 4.1% and 1.0% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

Held-to-maturity Financial Assets

The Company did not hold any treasury bonds of China or any held-to-maturity financial assets as at December 31, 2009.

Charge on Assets

As at December 31, 2009, the Group had no charge on its assets.

Capital Expenditure

The capital expenditure of the Group amounted to approximately RMB405.2 million in Year 2009, representing an increase of approximately RMB204.6 million as compared to that of approximately RMB200.6 million in Year 2008. The capital expenditure of the Group in Year 2009 consisted principally of purchase of hardware, software and construction of infrastructure in accordance with the Group's development strategies.

The Board estimates that the Group's planned capital expenditure for the financial year ending 2010 will amount to approximately RMB3,217.6 million, which is mainly for construction of new operating centre in Beijing (inclusive of the related expenses detailed in the paragraph below) and development of the new generation aviation passenger service system and promotion of other new businesses. The sources of funding for the capital expenditure commitments will include existing cash on hand and internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in 2010 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

As set out in the announcements dated January 26, 2010 and February 26, 2010, and the circular dated March 2, 2010, the Company made a successful bid for the land use right of 08, 09, 19 and 21 blocks at Xincheng 19 Street, Shunyi District, Beijing at a transfer price of RMB1,910 million at an open auction to construct a new operating centre of the Group. The Company had fully paid the land transfer price on March 12, 2010.

Exchange Risks

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities denominated in foreign currency. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing Ratio

As at December 31, 2009, the gearing ratio of the Group was approximately 12.4% (2008: 12.1%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2009.

Contingent Liabilities

As at December 31, 2009, the Group had no material contingent liabilities.

Employees

As at December 31, 2009, the total number of employees of the Group was 4,097. Staff costs amounted to approximately RMB487.3 million for Year 2009, representing approximately 26.8% of the total operating cost of the Group for Year 2009.

The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations, as amended from time to time. The remuneration of the employees of the Group includes salaries, bonuses and fringe benefits provided in compliance with relevant regulations in the PRC, as amended from time to time, such as medical insurance, pension, unemployment insurance, maternity insurance and housing funds.

In 2008, the Group established a corporate annuity scheme (or "supplementary pension plan") in accordance with relevant policies of the PRC. According to the corporate annuity scheme which had been approved and come into effect in 2008, the Group is required to make provision for monthly corporate annuity fees with reference to the total actual salary each month during 2008 and the ratio approved by the relevant authorities of the PRC. It also needs to deposit the annuities in the custody account of corporate annuity fund opened by its custodian. In 2009, the annual corporate annuity of the Group amounted to approximately RMB19.1 million.

Currently, none of the Non-executive Directors of the Company receive any remuneration. Nevertheless, any reasonable fees and expenses incurred by the Non-executive Directors during their tenure of service will be borne by the Company. Independent Non-executive Directors of the Company do receive director's fee, which is determined by reference to the prevailing market price, their duties and personal qualifications, and that any reasonable fees and expenses incurred by Independent Non-executive Directors during their tenure of service will be borne by the Company. All Directors are entitled to liability insurance acquired by the Company for Directors.

The Group also provides its employees with opportunities to acquire skills in areas such as the aviation and travel industry, computer information technologies and business administration, and provides training on the latest development in areas such as computer information technologies, personal qualities, laws, regulations and economics.

Appropriations and Distribution of Profit

In Year 2009, according to the Company Law of the People's Republic of China (the "PRC Company Law"), related laws and regulations, and the articles of association of the Company (the "Articles"), the distributable net profit after taxation and minority interest is distributed in order as follows:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) appropriation to the distribution of dividends for ordinary shares.

The appropriation of 20% of its net profit to the discretionary surplus reserve fund for the year ended December 31, 2008 was approved in the annual general meeting held on June 5, 2009. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2009.

The proposed appropriation of 20% of its net profit amount to RMB130.4 million to the discretionary surplus reserve fund for the year ended December 31, 2009 is subject to shareholders' approval at the forthcoming annual general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2010.

FINAL DIVIDEND

On April 22, 2010, the Board recommended the distribution of a final dividend of RMB261.4 million in cash, aggregating to RMB0.134 per share for Year 2009. The total number of shares in issue which entitles the receipt of those dividends is 1,950,806,393 shares. Upon distribution of the above final dividend, the distributable profit as at December 31, 2009 is approximately RMB958.7 million (2008: RMB745.4 million).

Pursuant to the new CIT Law and the Implementation Rules of the Corporate Income Tax Law of the People's Republic of China, non-resident enterprise shareholders (including enterprises holding H shares of the Company as defined by the new CIT Law) are subjected to an enterprise income tax for its income arising within the PRC territory (including dividends they were entitled to as defined by the new CIT Law). The applicable tax rate of 10% is withheld by the Company.

The 2009 annual general meeting of the Company (the "AGM") will be held on June 25, 2010 in Beijing, the PRC. The register of members of the Company will be closed from May 26, 2010 to June 25, 2010 (both days inclusive). Holders of the H shares and domestic shares whose names appear on the register of members of the Company at the close of business on May 25, 2010 are entitled to attend the AGM and the proposed final dividend for Year 2009 as approved at the AGM.

The Company will make further announcement(s) on the specific arrangements in relation with dividend payment after the AGM, including the date of payment of dividends and mechanism of withholding the income tax payable by non-resident enterprise shareholders.

PROSPECT FOR YEAR 2010

Looking forward to 2010, it is predicted that the recovery of world economy will be built on shaky grounds, as countries face dilemmas over the exit strategies of their financial stimulus policies, making the outlook of international aviation industry seems not the time to be optimistic. On the other hand, despite the implementation of policies by the PRC government to stimulate consumption, which provided a favorable basis for domestic aviation industry to maintain strong growth in demand, external factors, such as oil price and exchange rate fluctuations, the launch of high-speed rails, as well as the transformation in the growth pattern of China's economy, and the structural adjustment of the industry, will bring along various changes to the domestic aviation market in different aspects, including industry structure, competitive landscape, business model and growth pattern. The Group is called to thoroughly study the repercussion of these factors on our information technology solution services, and find out the changes in demands and formulate effective measures in response. Seeing the above mentioned uncertainties in this "Post-crisis Era", the rapid development in internet, the extensive application of open technology, and the gradual relaxation in GDS restriction of major aviation markets around the world, as well as the development of new industrial participants, the Group expects greater challenges ahead.

As such, the Group will accelerate the construction of the new operating centre in Shunyi, Beijing and the development of the new generation aviation passenger service system in 2010, in order to increase our capability of sustainable development. Through technological innovation, management innovation and enhancement of talent team building, the Group will devote greater efforts to elevating its technological services capability, market expansion capability and operation management ability. We will leverage on organic growth in existing traditional businesses and continual exploration into new businesses, in order to realize the objective of "staying committed to becoming a leading information technology service provider with core competitiveness, sparing no effort to achieve the goal of becoming a top-tier enterprise with international competitiveness".

With respect to the construction of infrastructure, the construction of the new operating centre in Shunyi new zone will lay a good foundation for the Group's sustainable development in our main aviation business. This centre will also serve as a low cost expansion platform for the Group's expansion into new businesses and third-party public information hosting business.

With respect to the technological innovation, the Group will further reinforce the safety measures as well as accelerate the development of the new generation aviation passenger service information system and related products portfolio. We will also optimize the correlation between the sharing platform and individual services, grasping the core demand of customers, which are to gain competitive edge and minimize costs. While exploit the potential value of our existing platforms, the Group will set its eyes on the IT market covering the whole industry, and formulate an all-rounded IT platform construction strategy in line with the development direction of "boosting platform resources and enriching product offerings". Hence, the Group will create an IT service platform that encompasses the complete traveling flow of aviation passengers, and therefore set up a comprehensive airport information technology solution. We will accelerate the pace in the establishment of systems and the development of products in new businesses which are end-client facing to nurture new growth drivers. Such businesses include e-commerce services of aviation/non-aviation online travel product distribution, including hotels and air-tickets, aviation cargo logistics information technology service as well as public information service.

With respect to management innovation, the Group will continue to bring customer services to the fore and improve the management system of our subsidiaries, with the aim to enhance our regional technological services and market expansion capabilities. The Group will also aim to improve its risk control capability and operational efficiency by further streamlining of internal corporate management system and workflow as well as establishment of a rational cost-management system. Meanwhile, the Group will strengthen its corporate governance, establish the duty-linked salary system to one that matches the corporate mechanism, and improve the performance management system as well as implement an equity incentive plan, so as to stimulate the creativity of its management and staff .

With respect to talent and team building, under the guidance of its people-oriented philosophy, and on the basis of its own industry features, the Group will establish a new type of corporate culture that combines innovation and co-operation to enhance strategic execution. By continuing to value talents' contribution to the corporate strength, the Group will strengthen the education, training, incentive and management of its staff, to mould a high-quality team which is dedicated to its duties while equipped with excellent skills and high proficiency, forming an elite base for the leapfrog development of the Group. To promote a mechanism that values talents, the Group will optimize the structure of the management team, enhance their collaboration ability, managerial skills and leadership, and set up a system of appraisal-advancement and rotation of duties.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year ended December 31, 2009, the Company and any of its subsidiaries did not purchase, sell or redeem any of its securities.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the accounting policy and practice adopted by the Group and has also discussed certain other matters relating to audit, internal control and financial reporting, including the review of the audited consolidated financial statements of the Group for the Year 2009.

CORPORATE GOVERNANCE PRACTICE

In compliance with the PRC Company Law and the Articles, the Company has regulated its operations and provided information of the Company to all market participants and regulatory authorities on a timely, accurate, complete and true basis, aiming to enhance its transparency. The Board has adopted the code provisions as stipulated in the "Code on Corporate Governance Practices" (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the Company's code of corporate governance practices.

In 2009, the Company has fully complied with the Code except the code provisions A.1.1, A.4.2, D.1.1 and D.1.2. In 2009, the Company only convened three meetings that required Directors' attendance in person, which did not satisfy the requirement of at least four meetings that require attendance in person as stipulated in code provision A.1.1. However, the Board made 5 resolutions by circulation of documents. The Board will endeavour to arrange meetings appropriately for Directors' attendance in person for the purpose of satisfying the requirement of the code provision. Since election of Directors could not be arranged in time at the expiry of term of the third Board, pursuant to the relevant requirements of the PRC Company Law and the Articles, the Directors of the third Board should perform their duties until the forming of the fourth Board. As a result, certain members of the third Board held a term exceeding 3 years, which was not in full compliance with code provision A.4.2. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific written guidelines in respect of other duties and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the current arrangement does not prejudice the interests of the Company.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITES

This results announcement is published on the website of Hong Kong Exchanges and Clearing Limited (http://www.hkex.com.hk) and the website of the Company (http://travelsky.todayir.com) established in accordance with Rule 2.07C(6)(a) of the Listing Rules.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, PRC, April 22, 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent Non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/04/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")

Date Submitted: **04/05/2010**

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares *(Note 1)*						
2. (/ /) shares *(Note 1)*						
3. (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ______
(Preference shares) ______
(Other class) ______

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4.						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)		
				(Preference shares)		
				(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E. (Ordinary shares)		______	
		(Preference shares)		______	
		(Other class)		______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Yu Xiaochun

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

VOTING RESULTS OF THE RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING HELD ON 18 MAY 2010

The Board announces that on 18 May 2010, all resolutions set out in the notice dated 1 April 2010 convening the EGM were duly passed by way of poll at the EGM.

Reference is made to the circular (the "**Circular**") dated 1 April 2010 of TravelSky Technology Limited in relation to the Airline Services Agreement (including the Annual Cap), the Novation and the proposed amendments to the Articles. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Circular.

VOTING RESULTS OF THE EGM

The Board announces that the EGM was duly held at 11:00 a.m. on 18 May 2010, at which all resolutions set out in the notice of the EGM dated 1 April 2010 (as contained in the Circular) were duly passed by way of poll.

As at 18 May 2010, the Company had 1,950,806,393 shares of RMB1 each (the "**Shares**") in issue (the "**Issued Share Capital**").

The Company has appointed PricewaterhouseCoopers, the auditors of the Company as the scrutineer to monitor the vote-taking procedures at the EGM (see Note 3). The poll results of the EGM are as follows:

	Ordinary Resolutions	Number of votes cast (percentage of total number of votes cast)		Total number of votes cast
		For	Against	
1.	To approve, confirm and ratify the Airline Services Agreement in relation to the provision of technology services by the Company to Shanghai Airlines up to 31 December 2010 and all the transactions contemplated thereunder, to approve the Annual Cap for the transactions contemplated under the Airline Services Agreement for the year ending 31 December 2010 and authorise the Directors to take any step as they consider necessary, desirable or expedient in connection with the Airline Services Agreement and the transactions contemplated thereunder. *(Note 1)*	1,301,325,614 (99.99%)	180,000 (0.01%)	1,301,505,614
2.	To approve the giving of consent to, or the entry into of any agreement(s) for, by the Company and/or ACCA, the transfer of rights and obligations under the Airline Services Agreement, the Revenue Accounting and Settlement Agreement and/or the Interline Data Exchange Agreement from Shanghai Airlines to New Shanghai Airlines and authorise the Directors to take any step as they consider necessary, desirable or expedient in connection therewith. *(Note 1)*	1,301,325,614 (99.99%)	180,000 (0.01%)	1,301,505,614

	Special Resolution	Number of votes cast (percentage of total number of votes cast)		Total number of votes cast
		For	Against	
3.	To approve the amendments to the Articles as set out in the Circular and authorise the Directors to file the amended Articles with the State Administration for Industry and Commerce, the PRC, and to take any other steps or sign any document as they consider necessary, desirable or expedient in connection with the aforementioned amendments to the Articles. *(Note 2)*	1,520,154,614 (99.99%)	180,000 (0.01%)	1,520,334,614 (100%)

Notes:

1. Shanghai Airlines, which holds 11,453,000 Shares, representing about 0.59% of the Issued Share Capital, has not attended the EGM or voted on the resolutions numbered 1 and 2 at the EGM. Eastern Airlines, which holds 5,317,000 Shares, representing about 0.27% of the Issued Share Capital, has not attended the EGM or voted on the resolutions numbered 1 and 2 at the EGM. Eastern Holding, which holds 218,829,000 Shares, representing about 11.22% of the Issued Share Capital, attended the EGM but abstained from voting on the resolutions numbered 1 and 2 at the EGM. Eastern Wuhan, which holds 2,600,000 Shares, representing about 0.13% of the Issued Share Capital, has not attended the EGM or voted on the resolutions numbered 1 and 2 at the EGM. There were 1,712,607,393 Shares entitling Independent Shareholders to attend and vote for or against the resolutions numbered 1 and 2 at the EGM. There was no Share entitling the Independent Shareholders to attend and vote only against the resolutions numbered 1 and 2 at the EGM.

2. The total number of Shares entitling the Shareholders to attend and vote for or against the resolution numbered 3 at the EGM was 1,950,806,393 Shares, representing 100% of the Issued Share Capital. There was no Share entitling the Shareholders to attend and vote only against the resolution numbered 3 at the EGM.

3. The poll results were subject to scrutiny by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers (Certified Public Accountants in Hong Kong). The work performed by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of

Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
18 May 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31/05/2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: TravelSky Technology Limited ("**Company**")
Date Submitted: **01/06/2010**

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 696 Description : H shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	621,708,000	RMB1	RMB621,708,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	621,708,000	RMB1	RMB621,708,000

(2) Stock code : 696 Description : Domestic shares of the Company

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	1,329,098,393	RMB1	RMB 1,329,098,393
Increase/(decrease)	Nil		Nil
Balance at close of the month	1,329,098,393	RMB1	RMB 1,329,098,393

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : RMB 1,950,806,393

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	621,708,000	1,329,098,393		
Increase/ (decrease) during the month	Nil	Nil		
Balance at close of the month	621,708,000	1,329,098,393		

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. shares *(Note 1)*						
2. (/ /) shares *(Note 1)*						
3. (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) NA
(Other class) NA

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ________
(Preference shares) ________
(Other class) ________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description		Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.							
Stock code (if listed)							
Class of shares issuable *(Note 1)*							
Subscription price							
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)						
2.							
Stock code (if listed)							
Class of shares issuable *(Note 1)*							
Subscription price							
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)						
3.							
Stock code (if listed)							
Class of shares issuable *(Note 1)*							
Subscription price							
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)						
4.							
Stock code (if listed)							
Class of shares issuable *(Note 1)*							
Subscription price							
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)						
					Total C. (Ordinary shares)		
					(Preference shares)		
					(Other class)		

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares) (Preference shares) (Other class)	______ ______ ______	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	Nil
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		NA
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		NA
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

For Main Board and GEM listed issuers

Remarks (if any):

Submitted by: Yu Xiaochun

Title: Company secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Waiver Announcement. Pursuant to the grant of the First Waiver, Shenzhen Airlines, which is a Promoter principally engaging in airlines operation in the PRC, was then exempt to be regarded as a connected person of the Company.

The Company was notified by Shenzhen Airlines on 14 May 2010 that the equity interest in Shenzhen Airlines held by Air China was increased from 25% to 51% and Shenzhen Airlines has therefore become a subsidiary of Air China with effect from 19 April 2010. Since Air China is a subsidiary of CNAHC (a Promoter), Shenzhen Airlines has become an associate of CNAHC and hence a connected person of the Company despite the grant of the First Waiver. Accordingly, the existing ongoing transactions between the Group and Shenzhen Airlines (and/or its subsidiaries) have constituted continuing connected transactions for the Company since 19 April 2010.

The Transactions include: (i) the provision of technology services and products by the Company to Shenzhen Airlines under the Airline Services Agreement; (ii) the provision of revenue accounting systems development and support services, and passenger and cargo revenue accounting and settlement services, by ACCA to Shenzhen Airlines under the Revenue Accounting Services Agreement; and (iii) the provision of cargo revenue accounting systems development and support services by ACCA to Shenzhen Huoyun under the Cargo Revenue Accounting Agreement.

Two of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Airline Services Agreement exceed 2.5%. One of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Revenue Accounting Services Agreement is more than 0.1% but less than 2.5%. Each of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Cargo Revenue Accounting Agreement is less than 0.1% and such Annual Cap is less than HK$1,000,000. Pursuant to Rule 14A.41 of the Listing Rules, the Company is only required to comply with all applicable reporting and disclosure requirements of Chapter 14A of the Listing Rules in respect of the Transactions.

BACKGROUND

Reference is made to the Waiver Announcement. Pursuant to the grant of the First Waiver, Shenzhen Airlines, which is a Promoter principally engaging in airlines operation in the PRC, was then exempt to be regarded as a connected person of the Company.

The Company was notified by Shenzhen Airlines on 14 May 2010 that the equity interest in Shenzhen Airlines held by Air China was increased from 25% to 51% and Shenzhen Airlines has become a subsidiary of Air China with effect from 19 April 2010. Since Air China is a subsidiary of CNAHC (a Promoter), Shenzhen Airlines has become an associate of CNAHC and hence a connected person of the Company despite the grant of the First Waiver. Accordingly, the existing ongoing transactions between the Group and Shenzhen Airlines (and/or its subsidiaries) have constituted continuing connected transactions for the Company since 19 April 2010.

The Transactions include: (i) the provision of technology services and products by the Company to Shenzhen Airlines under the Airline Services Agreement; (ii) the provision of revenue accounting systems development and support services, and passenger and cargo revenue accounting and settlement services by ACCA to Shenzhen Airlines under the Revenue Accounting Services Agreement; and (iii) the provision of cargo revenue accounting systems development and support services by ACCA to Shenzhen Huoyun under the Cargo Revenue Accounting Agreement, details of which are described below.

CONTINUING CONNECTED TRANSACTIONS

I. Airline Services Agreement

Date: 4 January 2010

Parties: *Service provider:*
The Company

Service recipient:
Shenzhen Airlines

Term: One year from 1 January 2010 to 31 December 2010

Services: Includes the following technology services and relevant technology products:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees: The service fees for the technology services are currently determined through negotiation between both parties in accordance with the existing pricing schedule prescribed by CAAC.

In accordance with CAAC's pricing schedule, depending on the types of system through which the transactions are processed, the service fees include: (i) a per passenger booking fee is payable for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7; (ii) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services, etc, (iii) load balancing fees for each flight handled by the airport passenger processing system up to a maximum allowable price of RMB500 depending on the size of the aircraft, and (iv) fees for using the Company's data network services such as physical identified device ("PID") connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

In addition, Shenzhen Airlines may choose technology products related to the system services including electronic travel distribution, airport passenger processing and network technology service researched and developed by the Company according to their demands, and enter into separate service terms for the relevant products. The rate charged for relevant products will be determined in accordance with the cost-efficient principle, with reference to market conditions and negotiation between both parties.

The service fees shall be calculated on a monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

II. Revenue Accounting Services Agreement

Date: 29 January 2008

Parties: *Service provider:*
ACCA

Service recipient:
Shenzhen Airlines

Term: Three years from 1 January 2008 to 31 December 2010

Services: The scope of revenue accounting systems development and support services includes the provision of computer system application development and support services in respect of international and domestic passengers revenue accounting system, and international and domestic cargo revenue accounting system.

The scope of passenger and cargo revenue accounting and settlement services includes the provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services.

Service fees: Charge rates of revenue accounting systems development and support services are determined by negotiation with reference to the costs and specifications of the relevant type of services provided and varies depending on the transaction volume (i.e. the higher the transaction volume, the lower the rate). The rates of unit price for international and domestic passengers revenue accounting system development and support services are no more than RMB1.65 and RMB0.6 respectively.

The fees of passenger and cargo revenue accounting and settlement services are determined by negotiation with reference to the rates and rules prescribed in the relevant document issued by the CAAC. The fees charged to Shenzhen Airlines are calculated at rates ranging from 0.9% to 3% of the total accounting amount.

III. Cargo Revenue Accounting Agreement

Date: 18 March 2008

Parties: *Service provider:*
ACCA

Service recipient:
Shenzhen Huoyun

Term: An initial term of two years from 1 January 2008 to 31 December 2009 and thereafter automatically extended monthly in the case where the parties wish to continue to work together but are yet to enter into a new agreement.

Services: The scope of cargo revenue accounting systems development and support services includes the provision of computer system application development and support services in respect of domestic cargo revenue accounting system.

Service fees: Charge rates of cargo revenue accounting systems development and support services are determined by negotiation with reference to the costs and specifications of the relevant type of services provided and varies depending on the transaction volume (i.e. the higher the transaction volume, the lower the rate). The rates of unit price for domestic cargo revenue accounting system development and support services are no more than RMB1.80.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the historical transaction amounts of each of the Transactions for each of the three years ended 31 December 2009:

	Year ended 31 December		
	2007	**2008**	**2009**
Transactions under the Airline Services Agreement^	RMB101,128,000* (equivalent to approximately HK$114,918,182)	RMB122,233,000* (equivalent to approximately HK$138,901,136)	RMB148,693,000* (equivalent to approximately HK$168,969,318)
Transactions under the Revenue Accounting Services Agreement	RMB3,771,000# (equivalent to approximately HK$4,285,227)	RMB4,054,000# (equivalent to approximately HK$4,606,818)	RMB4,883,000# (equivalent to approximately HK$5,548,864)
Transactions under the Cargo Revenue Accounting Agreement	–	RMB80,000# (equivalent to approximately HK$90,909)	RMB480,000# (equivalent to approximately HK$545,455)

* *Based on figures in the Company's Annual Report(s) 2007, 2008 and/or 2009*

\# *Unaudited figures*

^ *Includes the transaction amounts of Shenzhen Airlines as well as its subsidiaries, Kun Ming Airlines Co., Ltd. and He Nan Airlines Co., Ltd. (formerly known as Kun Peng Airlines Company Limited)*

ANNUAL CAPS

Set out below is a summary of the Annual Cap for each of the Transactions:

	Year ending 31 December 2010
Transactions under the Airline Services Agreement^	RMB185,866,000 (equivalent to approximately HK$211,211,364)
Transactions under the Revenue Accounting Services Agreement	RMB6,592,050 (equivalent to approximately HK$7,490,966)
Transactions under the Cargo Revenue Accounting Agreement	RMB624,000 (equivalent to approximately HK$709,090)

^ *covers the transactions in respect of Shenzhen Airlines as well as its subsidiaries, Kun Ming Airlines Co., Ltd. and He Nan Airlines Co., Ltd. (formerly known as Kun Peng Airlines Company Limited)*

Provision of Technology Services and Products

The Annual Cap of RMB185,866,000 (equivalent to approximately HK$211,211,364) is determined with reference to (i) the historical transaction amounts of the transactions under the Airline Services Agreement for each of the three years ended 31 December 2009; and (ii) the estimated annual growth rate of 25% in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

Provision of Revenue Accounting Systems Development and Support Services, and Passenger and Cargo Revenue Accounting and Settlement Services

The Annual Cap of RMB6,592,050 (equivalent to approximately HK$7,490,966) is higher than the annual cap for the year ending 31 December 2010 of RMB6,517,000 (equivalent to approximately HK$7,405,682) as set out in the announcement of the Company dated 26 May 2008 and is determined with reference to (i) the historical transaction amounts of the transactions under the Revenue Accounting Services Agreement for each of the three years ended 31 December 2009; and (ii) an estimated annual increase of 35% in the level of service to be provided by ACCA in 2010, taking into account the possible increase in transaction amount in light of the increased equity interest of Air China in Shenzhen Airlines.

Provision of Cargo Revenue Accounting Systems Development and Support Services

The Annual Cap of RMB624,000 (equivalent to approximately HK$709,090) is determined with reference to (i) the historical transaction amounts of the transactions under the Cargo Revenue Accounting Agreement for each of the two years ended 31 December 2009; and (ii) an estimated annual increase of 30% in the level of service to be provided by ACCA in 2010, taking into account the possible increase in transaction amount in light of the increased equity interest of Air China in Shenzhen Airlines.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group (including ACCA) is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

Shenzhen Airlines is principally engaged in airlines operation in the PRC. Shenzhen Huoyun is principally engaged in provision of cargo shipment services.

The Group will receive service fees for provision of the services contemplated under the Transactions and thus the Transactions will increase the total revenue of the Group.

The Directors (including the independent non-executive Directors) are of the view that the Transactions have been conducted in the ordinary and usual course of business of the Group and on normal commercial terms, and that the terms of the Transactions and the Annual Caps are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As mentioned above, the Transactions have constituted continuing connected transactions for the Company since Shenzhen Airlines became a subsidiary of Air China (a subsidiary of CNAHC, a Promoter) on 19 April 2010.

Two of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Airline Services Agreement exceed 2.5%. One of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Revenue Accounting Services Agreement is more than 0.1% but less than 2.5%. Each of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Cargo Revenue Accounting Agreement is less than 0.1% and such Annual Cap is less than HK$1,000,000. Pursuant to Rule 14A.41 of the Listing Rules, the Company is only required to comply with all applicable reporting and disclosure requirements of Chapter 14A of the Listing Rules in respect of the Transactions.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of the Company
"Agreements"	the Airline Services Agreement, the Revenue Accounting Services Agreement and the Cargo Revenue Accounting Agreement
"Air China"	Air China Limited (中國國際航空股份有限公司), a subsidiary of CNAHC
"Airline Services Agreement"	the agreement signed by the Company and Shenzhen Airlines on 4 January 2010 in relation to the provision of technology services and products by the Company to Shenzhen Airlines for a term of one year from 1 January 2010 to 31 December 2010
"Annual Cap(s)"	the expected maximum aggregate annual amount of each of the Transactions as set out in the paragraph headed "Annual Caps" in this announcement
"associate"	has the same meaning as ascribed to it under the Listing Rules
"Board"	the board of Directors
"CAAC"	Civil Aviation Administration of China (中國民用航空局), the administrative authority in the civil aviation industry in the PRC

"Cargo Revenue Accounting Agreement"	the agreement dated 18 March 2008 and entered into between ACCA and Shenzhen Huoyun in relation to the provision of cargo revenue accounting systems development and support services by ACCA to Shenzhen Huoyun for an initial term of two years from 1 January 2008 to 31 December 2009 and thereafter automatically extended monthly in the case where the parties wish to continue to work together but are yet to enter into a new agreement
"CNAHC"	China National Aviation Holding Company (中國航空集團公司), a Promoter with a shareholding of 9.17% in the Company
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person"	has the same meaning as ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"First Waiver"	a waiver granted by the Stock Exchange to exempt several Promoters (including Shenzhen Airlines) and their respective associates from being regarded as connected persons of the Company as disclosed in the Waiver Announcement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China and, for the purpose of this announcement, excludes the Macao Special Administrative Region of the PRC and the Hong Kong Special Administrative Region of the PRC
"Promoter"	promoter of the Company
"Revenue Accounting Services Agreement"	the agreement dated 29 January 2008 and entered into between ACCA and Shenzhen Airlines in relation to the provision of revenue accounting systems development and support services, and passenger and cargo revenue accounting and settlement services, by ACCA to Shenzhen Airlines for a term of three years from 1 January 2008 to 31 December 2010
"RMB"	Renminbi, the lawful currency of the PRC

"Shenzhen Airlines"	**Shenzhen Airlines Company Limited (深圳航空有限責任公司), a Promoter with a shareholding of 0.64% in the Company**
"Shenzhen Huoyun"	**Shenzhen City Shenzhen Airlines Huoyun Co., Ltd. (深圳市深航貨運有限公司), a subsidiary of Shenzhen Airlines**
"Stock Exchange"	**The Stock Exchange of Hong Kong Limited**
"Transactions"	**the transactions contemplated under each of the Agreements**
"Waiver Announcement"	**the announcement of the Company dated 2 September 2009 relating to the grant of waivers in respect of certain continuing connected transactions for the Company**
"%"	**per cent.**

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC, 2 June 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

CHANGE OF REGISTERED ADDRESS

The board of directors (the "**Board**") of TravelSky Technology Limited (the "**Company**") announces that with effect from 2 June 2010, the registered address of the Company has been changed to 7 Yu Min Da Street, Houshayu Town, Shunyi District, Beijing, the People's Republic of China.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
10 June 2010

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

ANNOUNCEMENT

VOTING RESULTS OF THE RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING AND CLASS MEETINGS AND PAYMENT OF FINAL DIVIDEND

The Board announces that on 25 June 2010, all the resolutions set out in the notices of the AGM and the Class Meetings dated 30 April 2010 were duly passed by way of poll at the AGM and the Class Meetings.

Reference is made to the circular dated 30 April 2010 (the "**Circular**") of TravelSky Technology Limited (the "**Company**") and the 2009 annual report of the Company. Unless the context requires otherwise, terms used herein shall have the same meanings as those defined in the Circular.

VOTING RESULTS OF THE AGM

The Board announces that the AGM was duly held at 10:00 a.m. on 25 June 2010, at which all the resolutions set out in the notice of the AGM dated 30 April 2010 (the "**Notice of the AGM**") were duly passed by the Shareholders by way of poll.

As at 25 June 2010, there were 1,950,806,393 Shares entitling the Shareholders to attend the AGM. The total number of Shares entitling the Shareholders to attend and vote for or against the resolutions as set out in the Notice of the AGM at the AGM was 1,950,806,393 Shares. There was no Share entitling the Shareholders to attend and vote only against the resolutions as set out in the Notice of the AGM at the AGM.

The Company has appointed PricewaterhouseCoopers, the auditors of the Company as the scrutineer to monitor the vote-taking procedures at the AGM (see Note). The poll results of the AGM are as follows:

	Ordinary Resolutions	Number of votes cast (percentage of total number of votes cast)		Total number of votes cast
		For	Against	
1.	To approve the report of the Board for the year ended 31 December 2009.	1,555,395,137 (100%)	0 (0%)	1,555,395,137
2.	To approve the report of the Supervisory Committee of the Company for the year ended 31 December 2009.	1,555,395,137 (100%)	0 (0%)	1,555,395,137
3.	To approve the auditor's report for the year ended 31 December 2009 and to approve the audited financial statements of the Group (i.e. the Company and its subsidiaries) for the year ended 31 December 2009.	1,554,168,937 (100%)	0 (0%)	1,554,168,937
4.	To approve the allocation of profit and distribution of final dividend for the year ended 31 December 2009.	1,555,395,137 (100%)	0 (0%)	1,555,395,137
5.	To approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2010, and to authorise the Board to fix the remuneration thereof.	1,555,215,137 (99.99%)	180,000 (0.01%)	1,555,395,137
	Special Resolutions	**Number of votes cast (percentage of total number of votes cast)**		**Total number of votes cast**
		For	**Against**	
6.	To approve the grant of a general mandate to the Board to allot, issue or deal with the Shares as set out in the Circular.	1,359,406,793 (87.4%)	195,988,344 (12.6%)	1,555,395,137
7.	To approve the grant of a general mandate to the Board to repurchase H Shares as set out in the Circular.	1,555,395,137 (100%)	0 (0%)	1,555,395,137

VOTING RESULTS OF THE CLASS MEETING FOR HOLDERS OF H SHARES (THE "H SHARES CLASS MEETING")

The Board announces that the H Shares Class Meeting was duly held immediately after the conclusion of the AGM on 25 June 2010, at which the resolution as set out in the notice of the H Shares Class Meeting (the "**Notice of the H Shares Class Meeting**") dated 30 April 2010 was duly passed by the holders of H Shares (the "**H Shareholders**") by way of poll.

As at 25 June 2010, there were 621,708,000 H Shares entitling the H Shareholders to attend the H Shares Class Meeting. The total number of H Shares entitling the H Shareholders to attend and vote for or against the resolution as set out in the Notice of the H Shares Class Meeting at the H Shares Class Meeting was 621,708,000 H Shares. There was no H Share entitling the H Shareholders to attend and vote only against the resolution as set out in the Notice of the H Shares Class Meeting at the H Shares Class Meeting.

The Company has appointed PricewaterhouseCoopers, the auditors of the Company as the scrutineer to monitor the vote-taking procedures at the H Shares Class Meeting (see Note). The poll results of the H Shares Class Meeting are as follows:

Special Resolution	Number of votes cast (percentage of total number of votes cast)		Total number of votes cast
	For	Against	
To approve the grant of a general mandate to the Board to repurchase H Shares as set out in the Circular.	255,064,244 (100%)	0 (0%)	255,064,244

VOTING RESULTS OF THE CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES (THE "DOMESTIC SHARES CLASS MEETING")

The Board announces that the Domestic Shares Class Meeting was duly held immediately after the conclusion of the H Shares Class Meeting on 25 June 2010, at which the resolution as set out in the notice of the Domestic Shares Class Meeting (the "**Notice of the Domestic Shares Class Meeting**") dated 30 April 2010 was duly passed by the holders of Domestic Shares (the "**Domestic Shareholders**") by way of poll.

As at 25 June 2010, there were 1,329,098,393 Domestic Shares entitling the Domestic Shareholders to attend the Domestic Shares Class Meeting. The total number of Domestic Shares entitling the Domestic Shareholders to attend and vote for or against the resolution as set out in the Notice of the Domestic Shares Class Meeting at the Domestic Shares Class Meeting was 1,329,098,393 Domestic Shares. There was no Domestic Share entitling the Domestic Shareholders to attend and vote only against the resolution as set out in the Notice of the Domestic Shares Class Meeting at the Domestic Shares Class Meeting.

The Company has appointed PricewaterhouseCoopers, the auditors of the Company as the scrutineer to monitor the vote-taking procedures at the Domestic Shares Class Meeting (see Note). The poll results of the Domestic Shares Class Meeting are as follows:

Special Resolution	Number of votes cast (percentage of total number of votes cast)		Total number of votes cast
	For	Against	
To approve the grant of a general mandate to the Board to repurchase H Shares as set out in the Circular.	1,266,009,393 (100%)	0 (0%)	1,266,009,393

PAYMENT OF FINAL DIVIDEND

The distribution of a final cash dividend (including tax) of RMB0.134 per Share for the year ended 31 December 2009 (the "**2009 Dividend**") to the Shareholders was approved at the AGM. The register of members of the Company for H Shares was closed from 26 May 2010 to 25 June 2010 (both days inclusive). Holders of the H Shares and Domestic Shares whose names appeared on the register of members of the Company at the close of business on 25 May 2010 are entitled to receive the 2009 Dividend. Details of the arrangements for the payment of the 2009 Dividend to the Shareholders are set out as follows:

1. **H Shareholders:**

   The 2009 Dividend to be distributed to the H Shareholders will be paid in Hong Kong Dollars. The exchange rate for calculating such dividend shall be based on the average of the median exchange rates of RMB against Hong Kong dollars as quoted by the People's Bank of China one calendar week preceding the date on which the dividend is declared (i.e. 25 June 2010). The amount of the 2009 Dividend payable per H Share is HK$0.1529 (before tax).

   Pursuant to the new Corporate Income Tax Law of the People's Republic of China (《中華人民共和國企業所得税法》) (the "**new CIT Law**") and the Implementation Rules of the Corporate Income Tax Law of the People's Republic of China (《中華人民共和國企業所得税法實施條例》), non-resident enterprise shareholders (including enterprises holding H Shares as defined by the new CIT Law) are subject to an enterprise income tax for its income arising within PRC's territory (which includes dividends they were entitled to as defined by the new CIT Law). The applicable tax rate is 10% and the relevant amount will be withheld and paid by the Company.

   The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "**Receiving Agent**") in Hong Kong and will pay to the Receiving Agent the 2009 Dividend declared in respect of the H Shares to be held, pending payment, in trust for the relevant H Shareholders. Such 2009 Dividend (net of the applicable tax) will be paid by the Receiving Agent, and the relevant cheques will be despatched by Hong Kong Registrars Limited, to the H Shareholders whose names appeared on the register of members of the Company on 25 May 2010 by ordinary post at their own risk on or around 26 August 2010.

2. **Domestic Shareholders:**

From 26 August 2010, the Domestic Shareholders may contact the Company to collect the 2009 Dividend.

By the order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, PRC
25 June 2010

Note: The poll results were subject to scrutiny by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers (Certified Public Accountants in Hong Kong). The work performed by PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, stock broker, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS, PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF EGM

Independent financial adviser to
the Independent Board Committee and the Independent Shareholders



招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 5 to 14 of this circular. A letter from the Independent Board Committee is set out on page 15 of this circular. A letter from China Merchants containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 16 to 25 of this circular.

A notice convening the EGM to be held at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Ave., Beijing, the PRC at 11 a.m. on Tuesday, 18 May 2010 is set out on pages 29 to 32 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

1 April 2010

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of the Company
"Agreements"	the Airline Services Agreement, Interline Data Exchange Agreement and Revenue Accounting and Settlement Agreement
"Airline Services Agreement"	the agreement dated 5 November 2004 and entered into between the Company and Shanghai Airlines in relation to the provision of technology services by the Company to Shanghai Airlines for an initial term of five years up to 31 October 2009 which was extended to up to 31 December 2009 and thereafter automatically for a further term as confirmed by Shanghai Airlines on 19 February 2009, which further term was subsequently acknowledged by both parties in March 2010 to be up to 31 December 2010
"Annual Cap(s)"	the expected maximum aggregate annual amount of the Transactions as set out in the paragraph headed "Annual Caps" in this circular
"Articles"	the articles of association of the Company
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"CAAC"	Civil Aviation Administration of China (中國民用航空局), the administrative authority in the civil aviation industry in the PRC
"China Merchants"	China Merchants Securities (HK) Co., Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person"	has the same meaning as ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Domestic Shares"	domestic shares of RMB1.00 each in the capital of the Company
"Eastern Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), which is a subsidiary of Eastern Holding
"Eastern Holding"	China Eastern Air Holding Limited (中國東方航空集團公司)
"EGM"	the extraordinary general meeting of the Company to be held on Tuesday, 18 May 2010 for the purpose of approving (i) the transactions contemplated under the Airline Services Agreement (including the Annual Cap); (ii) the Novation; and (iii) the proposed amendments to the Articles, and the notice of which is set out on pages 29 to 32 of this circular
"First Waiver"	a waiver granted by the Stock Exchange to exempt several Promoters (including Shanghai Airlines) and their respective associates from being regarded as connected persons of the Company as disclosed in the Waiver Announcement
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"H Shares"	H shares of RMB1.00 each in the capital of the Company
"Independent Board Committee"	the independent board committee of the Company established by the Company to advise the Independent Shareholders in respect of the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation
"Independent Shareholders"	the shareholders of the Company who are not required to abstain from voting in respect of the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation at the EGM

"Interline Data Exchange Agreement"	the agreement dated 22 March 2007 and entered into between ACCA and Shanghai Airlines in relation to the provision of interline data exchange services by ACCA to Shanghai Airlines for an initial term of three years up to 31 December 2009 which was extended for one year up to 31 December 2010 as confirmed by Shanghai Airlines on 14 January 2010
"Land"	parcels of State-owned land for construction located at 08, 09, 19 and 21 blocks at Xincheng 19 Street, Shunyi District, Beijing
"Latest Practicable Date"	30 March 2010, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shanghai Airlines"	a company to be established as a wholly-owned subsidiary of Eastern Airlines for the purpose of receiving all of the assets and liabilities of the core aviation business of Shanghai Airlines
"Novation"	the transfer of rights and obligations under the Agreements from Shanghai Airlines to New Shanghai Airlines
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China and, for the purpose of this circular, excludes the Macau Special Administrative Region of the PRC and Hong Kong
"Promoter"	promoter of the Company
"Revenue Accounting and Settlement Agreement"	the agreement dated 19 December 2007 and entered into between ACCA and Shanghai Airlines in relation to the provision of passenger and cargo revenue accounting and settlement services by ACCA to Shanghai Airlines for an initial term of one year up to 31 December 2008 which was extended for one year up to 31 December 2009 as confirmed by Shanghai Airlines on 9 December 2008, and further extended for one year up to 31 December 2010 as confirmed by Shanghai Airlines on 26 August 2009
"RMB"	Renminbi, the lawful currency of the PRC

"SFO"	Securities and Futures Ordinacne (Chapter 571 of the Laws of Hong Kong)
"Shanghai Airlines"	Shanghai Airlines Company Limited (上海航空股份有限公司)
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meeting as ascribed to it under the Listing Rules
"Supervisor(s)"	the supervisor(s) of the Company
"Transactions"	the transactions contemplated under each of the Agreements
"Waiver Announcement"	the announcement of the Company dated 2 September 2009 relating to the grant of waivers in respect of certain continuing connected transactions for the Company
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Wang Quanhua#
Luo Chaogeng#
Sun Yude#
Cheung Yuk Ming##
Zhou Deqiang##
Pan Chongyi##

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the PRC

 # Non-executive Directors
Independent non-executive Directors

1 April 2010

To the Shareholders

Dear Sir/Madam

**CONTINUING CONNECTED TRANSACTIONS,
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF EGM**

INTRODUCTION

Reference is made to the Company's announcements dated 16 March 2010, 23 March 2010 and 29 March 2010. The Board proposes to seek the Independent Shareholders' approval for the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation, and the Shareholders' approval for the proposed amendments to the Articles.

The purposes of this circular are to provide you with, among other things, (i) further information relating to the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation; (ii) a letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders on the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation; (iii) the recommendation of the Independent Board Committee regarding the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation to the Independent Shareholders; (iv) the proposed amendments to the Articles, and to give you notice of the EGM.

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Waiver Announcement. Pursuant to the grant of the First Waiver (as defined in the Waiver Announcement), Shanghai Airlines, which is a Promoter, was exempt to be regarded as a connected person of the Company.

According to the announcement of Eastern Airlines dated 28 January 2010 in relation to the absorption of Shanghai Airlines, exchange of A shares of Eastern Airlines was completed on 28 January 2010. The Company was advised by Shanghai Airlines that Shanghai Airlines became a wholly-owned subsidiary of Eastern Airlines effective from 28 January 2010. Accordingly, Shanghai Airlines became an associate of Eastern Holding, which is a Promoter and a substantial shareholder of the Company, and thus a connected person of the Company despite the grant of the First Waiver. The existing ongoing transactions between the Group and Shanghai Airlines have therefore become continuing connected transactions for the Company since 28 January 2010.

The Transactions include: (i) provision of technology services by the Company to Shanghai Airlines under the Airline Services Agreement; (ii) provision of passenger and cargo revenue accounting and settlement services by ACCA to Shanghai Airlines under the Revenue Accounting and Settlement Agreement; and (iii) provision of interline data exchange services by ACCA to Shanghai Airlines under the Interline Data Exchange Agreement, details of which are described below.

I. Airline Services Agreement

Parties:

Service provider:
The Company

Service recipient:
Shanghai Airlines

Term: Initial term of five years up to 31 October 2009 which was extended to up to 31 December 2009 and further extended to up to 31 December 2010

Services: The scope of technology services consists of the following: -

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees: The service fees for the technology services are determined through negotiation between both parties in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's pricing schedule, depending on the types of system through which the transactions are processed, a per passenger booking fee is payable for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the service fees include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device ("PID") connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on a monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

II. **Revenue Accounting and Settlement Agreement**

Parties: ***Service provider:***
ACCA

Service recipient:
Shanghai Airlines

Term: 1 January 2010 to 31 December 2010

Services: The scope of passenger and cargo revenue accounting and settlement services consists of the provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services.

Service fees: The fees of passenger and cargo revenue accounting and settlement services are determined by negotiation with reference to the rates and rules prescribed in the relevant document issued by CAAC. The fees charged to Shanghai Airlines are calculated at rates ranging from 0.9% to 3% of the total accounting amount.

III. Interline Data Exchange Agreement

Parties: ***Service provider:***
ACCA

Service recipient:
Shanghai Airlines

Term: 1 January 2010 to 31 December 2010

Services: The scope of interline data exchange services consists of the provision of the services which include receiving interline outward billing data from various airline companies, identifying the airlines to be charged for receipt of such services ("**Billed Airlines**"), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines.

Service fees: A fixed annual service fee of RMB120,000 (equivalent to approximately HK$136,364).

Historical Transaction Records

Set out below is a summary of the historical transaction amounts of each of the Transactions for each of the three years ended 31 December 2009:

	Year ended 31 December		
	2007*	**2008***	**2009#**
Transactions under the Airline Services Agreement	RMB99,295,000 (equivalent to approximately HK$112,835,227)	RMB107,714,000 (equivalent to approximately HK$122,402,273)	RMB107,242,000 (equivalent to approximately HK$121,865,909)
Transactions under the Revenue Accounting and Settlement Agreement	RMB8,710,000 (equivalent to approximately HK$9,897,727)	RMB10,627,000 (equivalent to approximately HK$12,076,136)	RMB7,219,187 (equivalent to approximately HK$8,203,622)
Transactions under the Interline Data Exchange Agreement	RMB120,000 (equivalent to approximately HK$136,364)	RMB120,000 (equivalent to approximately HK$136,364)	RMB120,000 (equivalent to approximately HK$136,364)

* Based on figures in the Company's annual report 2007 and 2008

Unaudited figures

Annual Caps

Set out below is a summary of the Annual Caps for each of the Transactions:

	Year ending 31 December 2010
Transactions under the Airline Services Agreement	RMB150,000,000 (equivalent to approximately HK$170,454,545)
Transactions under the Revenue Accounting and Settlement Agreement	RMB14,000,000 (equivalent to approximately HK$15,909,091)
Transactions under the Interline Data Exchange Agreement	RMB120,000 (equivalent to approximately HK$136,364)

Provision of Technology Services

The Annual Cap is determined with reference to (i) the historical transaction amounts of the transactions under the Airline Services Agreement for each of the three years ended 31 December 2009; and (ii) the estimated annual growth rate of 20% in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

Provision of Passenger and Cargo Revenue Accounting and Settlement Services

The Annual Cap is determined with reference to (i) the historical transaction amounts of the transactions under the Revenue Accounting and Settlement Agreement for each of the three years ended 31 December 2009; and (ii) an estimated annual increase of 20% in the level of service and scope of services to be provided by ACCA in 2010, taking into account the future growth rate of aviation industry and the historical growth of airlines' business in the recent years.

Provision of interline data exchange services

The Annual Cap is based on the fixed amount of annual service fee charged under the Interline Data Exchange Agreement.

Reasons for and Benefits of the Transactions

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

ACCA is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies.

The Group will receive service fees for provision of services contemplated under the Transactions and thus the Transactions will increase the total revenue of the Group.

The Directors (including the independent non-executive Directors) are of the view that the Transactions have been conducted in the ordinary and usual course of business of the Group, are on normal commercial terms, and the terms of the Transactions, the Annual Caps and the Novation as described below are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

Information on Shanghai Airlines

Shanghai Airlines became a wholly-owned subsidiary of Eastern Airlines from 28 January 2010. Accordingly, Shanghai Airlines became an associate of Eastern Holding, which is a Promoter and a substantial shareholder of the Company, and thus a connected person of the Company despite of the grant of the First Waiver. Shanghai Airlines is principally engaged in airline operation in the PRC.

Implications under the Listing Rules

As mentioned above, the Transactions have become continuing connected transactions for the Company since Shanghai Airlines became a wholly owned subsidiary of Eastern Airlines effective from 28 January 2010.

Since one of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Airline Services Agreement exceeds 2.5%, the transactions contemplated under the Airline Services Agreement constitute continuing connected transactions subject to the reporting, announcement and Independent Shareholders' approval requirements. Since the acknowledgement by the Company and Shanghai Airlines of the extension of the term under the Airline Services Agreement to up to 31 December 2010 took place in March 2010 which was after Shanghai Airlines became an associate of Eastern Airlines, the Company is required to comply in full with all the reporting, announcement and the Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Airline Services Agreement.

Since each of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Revenue Accounting and Settlement Agreement is more than 0.1% but less than 2.5%, the transactions contemplated under the Revenue Accounting and Settlement Agreement constitute continuing connected transactions subject to the reporting and announcement requirements but exempt from the Independent Shareholders' approval requirements. Pursuant to Rule 14A.41 of the Listing Rules, the Company is required to comply with all applicable reporting and disclosure requirements of Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Revenue Accounting and Settlement Agreement.

Since each of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Interline Data Exchange Agreement is less than 0.1%, the transactions contemplated under the Interline Data Exchange Agreement constitute continuing connected transactions exempt from all the reporting, announcement and the Independent Shareholders' approval requirements.

NOVATION

According to the announcement of Eastern Airlines dated 26 February 2010, the implementation of the absorption of Shanghai Airlines would involve the cancellation of Shanghai Airlines upon the establishment of New Shanghai Airlines for the purpose of receiving all of the assets and liabilities of the core aviation business of Shanghai Airlines. If Shanghai Airlines were to be dissolved during the year ending 31 December 2010, the Group may be requested to give consent to, or enter into agreement(s) for, the Novation. If the Group gives consent to, enters into agreement(s) for, the Novation, then this will constitute a connected transaction for the Company. According to the announcement of Eastern Airlines dated 30 March 2010, New Shanghai Airlines was established on 26 March 2010. As at the Latest Practicable Date, the Group has not yet been requested to give any consent to, or enter into any agreement(s) for, the Novation. However, the Company will also seek the Independent Shareholders' approval at the EGM for the giving of consent to, or the entry into of any agreement(s) for, the Novation.

If the Group is requested to give consent to, or enter into any agreement(s) for, variation of any other term of the Agreements (in addition to the change of Shanghai Airlines to New Shanghai Airlines as a party to the Agreements under the Novation), the Company will then comply with the applicable requirements under Chapter 14A of the Listing Rules as and when appropriate.

PROPOSED AMENDMENTS TO THE ARTICLES

As disclosed in the Company's announcement dated 26 January 2010 and circular to its shareholders dated 2 March 2010, the Company has recently acquired the Land, on which the Company has intended to build a new operating centre comprising database centre and the headquarters office building of the Company. The Board proposes to change its registered address to a premises rented by the Company which is located near the Land such that it will be more convenient for the Company to arrange for such matters in connection with the establishment of the new operating centre. Accordingly, the Group proposes to amend the Articles to reflect the new registered address of the Company.

Further, the Board proposes to add a new position of general legal counsel who will assist the manager so as to enhance the management of the Group in relation to legal matters. Accordingly, the Board proposes to amend the Articles to reflect such new position.

The proposed amendments to the Articles are as follows:

(1) the phrases "Company Address: Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC" and "Postal code: 100080" in Article 3 shall be deleted and replaced by the following:

"Company Address: 7 Yu Min Da Street, Houshayu Town, Shunyi District, Beijing, the PRC Postal code: 101308"; and

(2) the second paragraph in Article 110 shall be deleted in its entirety and replaced by the following:

"The Company shall have several deputy managers, a financial controller and a general legal counsel to help the manager. The deputy managers, the financial controller and the general legal counsel will be nominated by the manager and appointed and removed by the Board."

Note: The above is the English translation of the Chinese version of the proposed amendments to the Articles. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail.

The amended Articles will be effective upon the approval of the Shareholders at the EGM.

EGM

The EGM will be held at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Ave., Beijing, the PRC at 11:00 a.m. on 18 May 2010 to consider and, if thought fit, approve the transactions contemplated under the Airline Services Agreement (including the Annual Cap), the Novation and the proposed amendments to the Articles. Notice of the EGM is set out on pages 29 to 32 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

VOTING ARRANGEMENTS

Voting at the EGM will be conducted by poll. Pursuant to the Listing Rules, shareholders with a material interest in the Transactions and the Novation, and their respective associates shall abstain from voting on the relevant resolutions. The table below sets out the shareholders of the Company who will abstain from voting on the resolutions to consider and approve the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation.

Shanghai Airlines	-	holding 11,453,000 shares in the Company representing about 0.59% of the total issued share capital of the Company as at the Latest Practicable Date
Eastern Airlines	-	holding 5,317,000 shares in the Company representing about 0.27% of the total issued share capital of the Company as at the Latest Practicable Date
Eastern Holding	-	holding 218,829,000 shares in the Company representing about 11.22% of the total issued share capital of the Company as at the Latest Practicable Date
Eastern Wuhan	-	holding 2,600,000 shares in the Company representing about 0.13% of the total issued share capital of the Company as at the Latest Practicable Date

Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at the EGM must be taken by poll. The Chairman of the EGM will demand a poll for the resolutions to be proposed at the EGM in accordance with the Articles.

The results of the voting will be announced in accordance with Rule 2.07C of the Listing Rules after the EGM.

RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 15 of this circular in connection with the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation. Your attention is also drawn to the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders in connection with the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation and the principal factors and reasons considered by it in arriving at such advice set out on pages 16 to 25 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that (i) the transactions contemplated under the Airline Services Agreement are in the ordinary and usual course of business of the Group, (ii) the terms of the transactions contemplated under the Airline Services Agreement and the Novation are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and (iii) the Annual Cap for the Airline Services Agreement is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of

the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions approving the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation at the EGM.

With respect to the proposed amendment to the Articles, the Board considers that the special resolution to approve the proposed amendments to the Articles is in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favor of the special resolution at the EGM.

GENERAL

Your attention is also drawn to the information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

1 April 2010

To the Independent Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular issued by the Company to its shareholders dated 1 April 2010 (the "**Circular**") of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation. China Merchants has been appointed as independent financial adviser to advise us and the Independent Shareholders on the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation.

We wish to draw your attention to the letter from the Board and the letter from China Merchants set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, China Merchants set out in its letter of advice set out in the Circular, we consider that (i) the transactions contemplated under the Airline Services Agreement are in the ordinary and usual course of business of the Group, (ii) the terms of the transactions contemplated under the Airline Services Agreement and the Novation are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and (iii) the Annual Cap for the Airline Services Agreement is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions approving the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation at the EGM.

Yours faithfully,
For and on behalf of the
Independent Board Committee
Cheung Yuk Ming
Zhou Deqiang
Pan Chongyi
Independent Non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

1 April 2010

TravelSky Technology Limited
Floor 18-20, South Wing, Park C
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
The PRC

To: the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Airline Services Agreement (including the Annual Cap) and the Novation, details of which are contained in the letter from the Board (the "**Letter from the Board**") of the circular dated 1 April 2010 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As referred to in the Letter from the Board, since one of the Percentage Ratios calculated with reference to the Annual Cap for the transactions contemplated under the Airline Services Agreement exceeds 2.5%, the transactions contemplated under the Airline Services Agreement constitute continuing connected transactions subject to the reporting, announcement and Independent Shareholders' approval requirements. Since the acknowledgement by the Company and Shanghai Airlines of the extension of the term under the Airline Services Agreement to up to 31 December 2010 took place in March 2010 which was after Shanghai Airlines became an associate of Eastern Airlines, the Company is required to comply in full with all the reporting, announcement and the Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Airline Services Agreement. Thus, the transactions contemplated under the Airline Services Agreement (including the Annual Cap) are subject to the approval by the Independent Shareholders at the EGM.

According to the announcement of Eastern Airlines dated 26 February 2010, the implementation of the absorption of Shanghai Airlines would involve the cancellation of Shanghai Airlines upon the establishment of New Shanghai Airlines for the purpose of receiving all of the assets and liabilities of the core aviation business of Shanghai Airlines. If Shanghai Airlines were to be dissolved during the year ending 31 December 2010, the Group may be requested to give consent to, or enter into agreement(s) for, the Novation. If the Group gives consent to, or enter into agreement(s) for, the Novation, such will constitute a connected transaction for the Company. As at the Latest Practicable Date, the Group has not yet given any consent to, or entered into any agreement(s) for, the Novation. However, the Company will also seek the Independent Shareholders' approval at the EGM for the giving of consent to, or the entry into of any agreement(s) for, the Novation.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to whether (i) the transactions contemplated under the Airline Services Agreement are in the ordinary and usual course of business of the Group; (ii) the terms of the transactions contemplated under the Airline Services Agreement and the Novation are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (iii) the Annual Cap for the Airline Services Agreement is fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (iv) it would be fair and reasonable for the Independent Shareholders to approve the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation at the EGM.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due and careful enquiries. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group's management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group, the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation as set out below:

(i) the Agreements;

(ii) the annual report of the Company for the year ended 31 December 2007 (the "**2007 Annual Report**");

(iii) the annual report of the Company for the year ended 31 December 2008 (the "**2008 Annual Report**");

(iv) the letter dated 9 March 2010 from Shanghai Airlines to the Company (the "**First Letter**");

(v) the letter dated 10 March 2010 from Shanghai Airlines to the Company (the "**Second Letter**");

(vi) the official website of the Company; and

(vii) the Waiver Announcement.

We have also researched, analyzed and relied on information as set out below:

(i) China Statistical Yearbook 2008 (《中國統計年鑑－2008年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(ii) the report headed "Production statistics report for civil aviation airports in 2008" (《2008年民航機場生產統計公報》) published on the official website of CAAC on 16 March 2009; and

(iii) the report headed "Production statistics report for airports in the PRC in 2009" (《2009年全國機場生產統計公報》) published on the official website of CAAC on 5 February 2010.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Agreements, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation regarding the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation, we have taken into account the following principal factors and reasons:

I. BACKGROUND

1. Information on the Group

The Group is principally engaged in provision of aviation information technology services in the PRC. As referred to in the 2008 Annual Report, being a leading provider of information technology solutions for the China's aviation and travel industry, the Group is at a core position along the value chain of China's aviation and travel service distribution. While the Group provides advanced aviation information technology and extended services to the Chinese commercial airlines, it also distributes commercial airline products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers.

The Group's turnover for each of the three years ended 31 December 2008 is set out below:

	Year ended 31 December		
	2006	**2007**	**2008**
	(RMB' 000)	*(RMB' 000)*	*(RMB' 000)*
	(Audited)	*(Audited)*	*(Audited)*
The Group's turnover	1,711,705	2,001,903	2,005,168

Source: the 2007 Annual Report and the 2008 Annual Report

The Group's information in respect of bookings of seats of commercial airlines of the PRC for each of the three years ended 31 December 2009 is set out below:

Bookings of seats of commercial airlines in the PRC

	Year ended 31 December		
	2007	**2008**	**2009**
Bookings	195,949,106	202,787,304	240,391,741

Source: the official website of the Company

From the year ended 31 December 2006 to the year ended 31 December 2008, the Group's audited turnover achieved a compound average growth rate ("**CAGR**") of approximately 8.2%.From the year ended 31 December 2007 to the year ended 31 December 2009, the Group's total bookings on seats of flights of commercial airlines of the PRC achieved a CAGR of approximately 10.8%. As advised by the Directors, the growth in the Group's turnover and total bookings of seats of flights of commercial airlines of the PRC were attributable to: (i) the rapid economic growth in the PRC; (ii) the increase of international trade between the PRC and other countries; and (iii) the growing aviation and tourist industries in the PRC.

2. Information on Shanghai Airlines

Shanghai Airlines is principally engaged in airline operation in the PRC. Shanghai Airlines became a wholly-owned subsidiary of Eastern Airlines from 28 January 2010. Accordingly, Shanghai Airlines became an associate of Eastern Holding, which is a Promoter and a substantial Shareholder, and thus a connected person of the Company despite the grant of the First Waiver.

3. Economy and aviation industry in the PRC

Based on (i) the report headed "Production statistics report for airports in the PRC in 2009" (《2009年全國機場生產統計公報》) published on the official website of CAAC on 5 February 2010; and (ii) the report headed "Production statistics report for civil aviation airports in 2008" (《2008年民航機場生產統計公報》) published on the official website of CAAC on 16 March 2009, the number of passenger traffic of the PRC airports (measured by number of passengers) in the PRC increased from approximately 387.6 million for the year ended 31 December 2007 to approximately 486.1 million for the year ended 31 December 2009, representing a CAGR of approximately 12.0%.

Based on China Statistical Yearbook 2008 (《中國統計年鑑－2008年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局), from 2000 to 2007, the PRC's gross domestic product increased from approximately RMB9,921 billion to approximately RMB24,953 billion, representing a CAGR of approximately 14.1%.

Taking into account (i) the robust growth in the passenger traffic of the aviation industry in the PRC; (ii) the steady growth of the gross domestic product in the PRC; and (iii) the CAGR of the Group's turnover of approximately 8.2% from the year ended 31 December 2006 to the year ended 31 December 2008, the Directors expect that the Group's turnover will continue to achieve a growth in the coming years.

II. THE AIRLINE SERVICES AGREEMENT

1. Reasons for and benefits of the Airline Services Agreement

As referred to in the Letter from the Board, pursuant to the grant of the First Waiver (as defined in the Waiver Announcement), Shanghai Airlines, which is a Promoter, was exempt to be regarded as a connected person of the Company. According to the announcement of Eastern Airlines dated 28 January 2010 in relation to the absorption of Shanghai Airlines, exchange of A shares of Eastern Airlines was completed on 28 January 2010. The Company was advised by Shanghai Airlines that Shanghai Airlines became a wholly-owned subsidiary of Eastern Airlines effective from 28 January 2010. Accordingly, Shanghai Airlines became an associate of Eastern Holding, which is a Promoter and a substantial shareholder of the Company, and thus a connected person of the Company despite the grant of the First Waiver. The existing ongoing transactions between the Group and Shanghai Airlines have therefore become continuing connected transactions for the Company since 28 January 2010. The Transactions include but not limit to the provision of technology services by the Company to Shanghai Airlines under the Airline Services Agreement.

As referred to in the Letter from the Board, the Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies. The Group will receive service fees for provision of services contemplated under the Transactions and thus, the Transactions will increase the total revenue of the Group. In light of the above, we consider that the Airline Services Agreement is in the ordinary and usual course of business of the Group.

2. The terms of the Airline Services Agreement

As referred to in the Letter from the Board, the Airline Services Agreement has an initial term of five years up to 31 October 2009 which was extended to up to 31 December 2009 and further extended to up to 31 December 2010.

The scope of technology services consists of the following:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

The service fees for the technology services are determined through negotiation between both parties in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's pricing schedule, depending on the types of system through which the transactions are processed, a per passenger booking fee is payable for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the service fees include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device ("**PID**") connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on a monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

Overall, we consider that the terms of the Airline Services Agreement are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

III. THE ANNUAL CAP

1. The Annual Cap for the Airline Services Agreement

The Annual Cap for the Airline Services Agreement for the year ending 31 December 2010 is set at RMB150 million.

2. The historical transaction amounts of the Airline Services Agreement

Set out below is a summary of the historical transaction amounts of the Airline Services Agreement for the three years ended 31 December 2009:

	Year ended 31 December		
	2007	**2008**	**2009**
	(RMB)	*(RMB)*	*(RMB)*
Transactions under the Airline Services Agreement	99,295,000	107,714,000	107,242,000

Source: Letter from the Board

3. The comparison of historical transaction amounts of the Airline Services Agreement and the Annual Cap for the year ending 31 December 2010

In respect of transactions contemplated under the Airline Services Agreement, the Annual Cap for the year ending 31 December 2010 is RMB150 million, which is (i) higher than the historical transaction amount for the year ended 31 December 2009 of approximately RMB107,242,000 by approximately 39.9%; and (ii) higher than the historical transaction amount for the year ended 31 December 2008 of approximately RMB107,714,000 by approximately 39.3%, representing a CAGR of approximately 18.0%.

4. The basis for the Annual Caps

As referred to in the Letter from the Board, the Annual Cap in respect of the Airline Services Agreement is determined with reference to (i) the historical transaction amounts of the transactions under the Airline Services Agreement for each of the three years ended 31 December 2009; and (ii) the estimated annual growth rate of 20% (the "**Adopted Growth Rate**") in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

We consider that the Adopted Growth Rate is acceptable, taking into account (i) the Group's business growth during the three years ended 31 December 2008; and (ii) the Annual Cap will provide buffer to cater for the unanticipated growth in the Group's turnover, which in turn will benefit the Group's business growth in the year ending 31 December 2010.

5. Overall opinion on the Annual Cap

We consider that the Annual Cap is fair and reasonable so far as the Independent Shareholders are concerned, taking into account:

(i) the positive outlook of the aviation industry in the PRC;

(ii) the historical growth in the Group's turnover and the booking of seats of commercial airlines of the PRC through the Group's operations;

(iii) the Annual Cap for the year ending 31 December 2010 is higher than the historical transaction amount for the year ended 31 December 2008 of approximately RMB107,714,000 by approximately 39.3%, representing a CAGR of approximately 18.0%, which in turn is in line with the Adopted Growth Rate; and

(iv) the Annual Cap would facilitate the Group's business growth for the year ending 31 December 2010.

Based on the aforesaid, we consider that the Annual Cap is fair and reasonable so far as the Independent Shareholders are concerned, and is in the interests of the Company and the Shareholders as a whole.

IV. THE NOVATION

We understand that the Novation refers to the transfer of rights and obligations under the Agreements from Shanghai Airlines to New Shanghai Airlines, which is a result of the absorption of Shanghai Airlines by Eastern Airlines, which was completed on 28 January 2010, and Shanghai Airlines became a wholly-owned subsidiary of Eastern Airlines effective since then. In assessing the fairness and reasonableness of the Novation, we have reviewed the First Letter and the Second Letter and noted that in the event that Shanghai Airlines were to be dissolved before 31 December 2010, Shanghai Airlines would request the Company's consent and cooperation in respect of the transfer of the Agreements to New Shanghai Airlines upon its establishment such that the Agreements would continue to be in force.

Based on the above, we are of the view that the Novation would facilitate the Agreements to continue to be in force after the dissolution of Shanghai Airlines and the establishment of New Shanghai Airlines. Thus, we consider that the terms of the Novation are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole. Accordingly, we consider that it is beneficial for the Group to give consent to, or enter into agreement(s) for, the Novation.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (i) the transactions contemplated under the Airline Services Agreement are in the ordinary and usual course of business of the Group; (ii) the terms of the transactions contemplated under the Airline Services Agreement and the Novation are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (iii) the Annual Cap for the Airline Services Agreement is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the proposed resolutions to approve the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation at the EGM. We also advise the Independent Shareholders to vote in favour of the proposed resolutions to approve the transactions contemplated under the Airline Services Agreement (including the Annual Cap) and the Novation at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Limited

Tony Wu
Managing Director and Head of Investment Banking Department

Leo Chan
Executive Director and Co-Head of Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, none of the Directors, Supervisors or chief executives of the Company had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required to be entered in the register maintained in accordance with Section 352 of the SFO, or are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

As at the Latest Practicable Date, each of China TravelSky Holding Company (中國民航信息集團公司), China Southern Air Holding Company (中國南方航空集團公司), Eastern Holding and China National Aviation Holding Company (中國航空集團公司) had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date,

(a) Mr Xu Qiang (Chairman of the Company and an executive Director) is an employee of China TravelSky Holding Company;

(b) Mr Wang Quanhua (a non-executive Director) is an employee of China Southern Air Holding Company;

(c) Mr Luo Chaogeng (a non-executive Director) is an employee of Eastern Holding; and

(d) Mr Sun Yude (a non-executive Director) is an employee of China National Aviation Holding Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company is a director, supervisor or employee of a company which had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3. SERVICE AGREEMENT

As at the Latest Practicable Date, none of the Directors or Supervisors had entered or proposed to enter into a service agreement with any member of the Group (which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

4. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2008, being the date to which the latest published audited financial statements of the Group were made up.

5. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest, direct or indirect, in any assets which had been since 31 December 2008, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

6. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

7. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in any business apart from the Company's business which competes or is likely to compete, either directly or indirectly, with the Company's business.

8. EXPERT

(a) China Merchants is licensed under the SFO for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities as defined under the SFO. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

(b) As at the Latest Practicable Date, China Merchants did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) As at the Latest Practicable Date, China Merchants did not have any interest, direct or indirect, in any assets which had been since 31 December 2008, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

(d) China Merchants has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

(e) The letter given by China Merchants is given as at of the date of this circular for incorporation herein.

9. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of JSM, 16th-19th Floors, Prince's Building, 10 Chater Road, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM:

(a) the Airline Services Agreement;

(b) the Revenue Accounting and Settlement Agreement; and

(c) the Interline Data Exchange Agreement.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**EGM**") of TravelSky Technology Limited (the "**Company**") will be held at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Ave., Beijing, the People's Republic of China (the "**PRC**"), at 11:00 a.m. on Tuesday, 18 May 2010 to consider and, if thought fit, approve the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT:**

(a) the form and substance of the Airline Services Agreement (as defined in the circular of the Company dated 1 April 2010 (the "**Circular**")) (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) in relation to the provision of technology services by the Company to Shanghai Airlines Company Limited (上海航空股份有限公司) up to 31 December 2010 as more particularly set out in the Circular and all the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(b) the Annual Cap (as defined in the Circular) for the transactions contemplated under the Airline Services Agreement for the year ending 31 December 2010 as shown in the Circular be and are hereby approved; and

(c) the directors of the Company (the "**Directors**") be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Airline Services Agreement and the transactions contemplated thereunder.

2. "**THAT:**

(a) the giving of consent to, or the entry into of any agreement(s) for, by the Company and/or Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), the transfer of rights and obligations under the Airline Services Agreement, the Revenue Accounting and Settlement Agreement (as defined in the Circular) (a copy of which has been produced to the meeting marked "B" and signed by the

chairman of the meeting for the purpose of identification) and/or the Interline Data Exchange Agreement (as defined in the Circular) (a copy of which has been produced to the meeting marked "C" and signed by the chairman of the meeting for the purpose of identification) from Shanghai Airlines Company Limited to New Shanghai Airlines (as defined in the Circular) be and are hereby approved; and

(b) the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection therewith.

SPECIAL RESOLUTION

3. **"THAT**:

(a) the articles of association of the Company (the "**Articles**") be and are hereby amended as follows:

(i) the phrases "Company Address: Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC" and "Postal code: 100080" in Article 3 shall be deleted and replaced by the following:

"Company Address: 7 Yu Min Da Street, Houshayu Town, Shunyi District, Beijing, the PRC
Postal code: 101308"; and

(ii) the second paragraph in Article 110 shall be deleted in its entirety and replaced by the following:

"The Company shall have several deputy managers, a financial controller and a general legal counsel to help the manager. The deputy managers, the financial controller and the general counsel will be nominated by the manager and appointed and removed by the Board."

(b) the Directors be and are hereby authorised to file the amended Articles with the State Administration for Industry and Commerce, the PRC, and to take any other steps or sign any document as they consider necessary, desirable or expedient in connection with the aforementioned amendments to the Articles.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC
1 April 2010

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the PRC

Notes:

1. The register of holders of H shares of the Company ("**H Shares**") will be closed from 18 April 2010 to 18 May 2010 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of H Shares and domestic shares of the Company ("**Domestic Shares**") whose names appear on the register of members of the Company at the close of business on 16 April 2010 are entitled to attend the EGM. Transfers of H Shares must be lodged with the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 16 April 2010 in order to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Ltd. within the same period of time.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 27 April 2010 personally or by mail or fax.

6. The EGM is expected to last for half a day. Shareholders (or their proxies) attending the EGM are responsible for their own transportation and accommodation expenses.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent non-executive directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.

7. 於本通告日期，本公司董事會包括：

執行董事： 徐強先生（*董事長*）、崔志雄先生及肖殷洪先生；

非執行董事： 王全華先生、羅朝庚先生及孫玉德先生；

獨立非執行董事： 張鈺明先生、周德強先生及潘崇義先生。

註冊辦事處：
中國
北京市海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零一零年四月十八日至二零一零年五月十八日(包括首尾兩天)暫停辦理本公司H股(「**H股**」)過戶登記。於二零一零年四月十六日營業時間結束時已經登記在本公司股東名冊上的本公司H股及內資股(「**內資股**」)持有人均有權出席臨時股東大會。H股過戶文件須於二零一零年四月十六日下午四時三十分前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方有權出席臨時股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東，均可委任一位或以上代理人代其出席臨時股東大會並代其投票。代理人毋須為本公司股東。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果該委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代表委任表格，須最遲在大會指定舉行時間24小時前送達本公司的註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司，方為有效。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。如股東出席臨時股東大會，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零一零年四月二十七日或之前將出席臨時股東大會的回執交回本公司的註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 臨時股東大會預計需時半天。擬出席臨時股東大會的股東或其代理人須自行承擔交通費及住宿費。

註有「C」字的副本已提呈大會，並由大會主席簽署，以茲識別）項下的權利及責任轉讓至新上海航空（定義見通函）發出同意或訂立任何協議；及

(b) 授權董事作出彼等認為就此而言屬必需、適宜或恰當的任何行動。

特別決議案

3. **「動議：**

(a) 按下列方式修訂本公司公司章程（「**公司章程**」）：

(i) 將第三條中的「公司住所：中國北京市海淀區科學院南路2號融科資訊中心」及「郵政編碼：100080」刪除，並以下文取代：

「公司住所：中國北京市順義區後沙峪鎮裕民大街7號
郵政編碼：101308」；及

(ii) 將第一百一十條第二款的全文刪除，並以下文取代：

「公司設副經理若干名、財務總監一名、總法律顧問一名，協助經理工作。副經理、財務總監、總法律顧問由經理提名，董事會聘任或者解聘。」

(b) 授權董事向中國國家工商行政管理總局提交經修訂公司章程，及作出彼等認為就上述公司章程修訂而言屬必需、適宜或恰當的任何行動或簽署任何文件。

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中國，北京
二零一零年四月一日


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零一零年五月十八日(星期二)上午十一時正於中華人民共和國(「**中國**」)北京王府井大街2號華僑大厦二層會議室舉行臨時股東大會(「**臨時股東大會**」)，藉以審議及酌情通過以下決議案：

普通決議案

1. 「**動議**：

   (a) 批准、確認及追認詳列於本公司日期為二零一零年四月一日的通函(「**通函**」)關於截至二零一零年十二月三十一日本公司向上海航空股份有限公司提供技術服務的航空服務協議(定義見通函)(其上註有「A」字的副本已提呈大會，並由大會主席簽署，以茲識別)的形式和實際內容，以及其項下擬進行的所有交易；

   (b) 批准如通函所述航空服務協議項下擬進行的交易於截至二零一零年十二月三十一日止年度的年度上限(定義見通函)；及

   (c) 授權本公司董事(「**董事**」)作出彼等認為就航空服務協議及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。

2. 「**動議**：

   (a) 批准本公司及／或中國航空結算有限責任公司就將上海航空股份有限公司於航空服務協議、收入結算及清算協議(定義見通函)(其上註有「B」字的副本已提呈大會，並由大會主席簽署，以茲識別)及／或聯運數據交換協議(定義見通函)(其上

(c) 於最後可行日期，自二零零八年十二月三十一日(即本集團製定最近期發表的經審核賬目的日期)，招商證券概無直接或間接於本集團任何成員公司購入、出售或租賃或建議購入、出售或租賃的任何資產中擁有任何權益。

(d) 招商證券已就本通函刊發一事，書面同意以其現時各自的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

(e) 招商證券所提供函件乃於本通函日期發出以載入本通函。

9. 一般資料

本通函的中、英文本如有歧義，概以英文本為準。

10. 備查文件

以下文件之副本將可自本通函日期起至臨時股東大會召開日(包括當日)止期間的一般辦公時間內，於香港中環遮打道10號太子大廈16至19樓孖士打律師行查閱：

(a) 航空服務協議；

(b) 收入結算及清算協議；及

(c) 聯運數據交換協議。

3. 服務合約

於最後可行日期，概無董事或監事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

4. 重大變動

就董事所知，自二零零八年十二月三十一日(即本集團製定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

5. 於資產中持有的權益

於最後可行日期，自二零零八年十二月三十一日(即本集團製定最近期發表的經審核賬目的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或監事概無擁有任何直接或間接權益。

6. 於合約中持有的重大權益

於最後可行日期，概無董事或監事於任何截至本通函日期仍然存續且與本集團業務關係重大的合約或安排中持有重大權益。

7. 競爭權益

於最後可行日期，概無董事或彼等各自的聯繫人於本公司業務以外，直接或間接與或可能與本公司業務競爭的任何業務中擁有任何權益。

8. 專家

(a) 招商證券為根據《證券及期貨條例》進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團。其致獨立董事委員會及獨立股東的意見函件(日期為本通函日期)乃為載入本通函而發出。

(b) 於最後可行日期，招商證券概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

1. 責任聲明

本通函的資料乃遵照《上市規則》刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及最高行政人員於本公司及聯營公司的股份、相關股份及債券中持有的權益及淡倉

於最後可行日期，本公司董事、監事或最高行政人員於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中概無持有任何根據《證券及期貨條例》第XV部之第七及第八分部須知會本公司及聯交所(包括根據《證券及期貨條例》的規定被當作或視為由彼等持有的權益及淡倉)，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉。

於最後可行日期，中國民航信息集團公司、中國南方航空集團公司、東航集團及中國航空集團公司各自於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益。

於最後可行日期：

(a) 徐強先生(本公司董事長及執行董事)為中國民航信息集團公司的僱員；

(b) 王全華先生(非執行董事)為中國南方航空集團公司的僱員；

(c) 羅朝庚先生(非執行董事)為東航集團的僱員；及

(d) 孫玉德先生(非執行董事)為中國航空集團公司的僱員。

除上述披露者外，於最後可行日期，概無本公司董事或監事為一間於本公司股份及相關股份中擁有根據《證券及期貨條例》第XV部第二及第三分部規定須向本公司披露的權益或淡倉的公司的董事、監事或僱員。

推薦建議

經考慮上述主要因素及理由後，吾等認為(i)航空服務協議項下擬進行的交易於　貴集團一般及日常業務過程中進行；(ii)航空服務協議項下擬進行的交易及約務更替按正常商業條款進行，就獨立股東而言屬公平合理並符合　貴公司及其股東的整體利益；及(iii)航空服務協議的年度上限就獨立股東而言屬公平合理並符合　貴公司及其股東的整體利益。

因此，吾等建議獨立董事委員會推薦建議獨立股東於臨時股東大會上投票贊成批准航空服務協議項下擬進行的交易(包括年度上限)及約務更替的建議決議案。吾等亦建議獨立股東於臨時股東大會上投票贊成批准航空服務協議項下擬進行的交易(包括年度上限)及約務更替的建議決議案。

此致

中國民航信息網絡股份有限公司
獨立董事委員會及列位獨立股東　台照

代表
招商證券(香港)有限公司

投資銀行部董事總經理兼主管	*投資銀行部執行董事兼副主管*
吳亦農	**陳東遠**

二零一零年四月一日

5. **對年度上限的綜合意見**

經考慮以下事項後，吾等認為年度上限就獨立股東而言屬公平合理：

(i) 中國航空業前景樂觀；

(ii) 貴集團營業額及中國商營航空公司透過 貴集團業務的訂座數量的歷史增長；

(iii) 截至二零一零年十二月三十一日止年度的年度上限，較截至二零零八年十二月三十一日止年度約人民幣107,714,000元的歷史交易金額高約39.3%，相當於約18.0%的複合平均增長率，符合採納的增長率；及

(iv) 年度上限將促進 貴集團截至二零一零年十二月三十一日止年度的業務增長。

根據前文所述，吾等認為年度上限就獨立股東而言屬公平合理，並符合 貴公司及股東的整體利益。

IV. 約務更替

吾等瞭解到，約務更替指將上海航空於該等協議項下的權利及責任轉讓至新上海航空，此乃由於東方航空於二零一零年一月二十八日完成吸收合併上海航空，而上海航空自此起成為東方航空的全資附屬公司。於評估約務更替是否公平合理時，吾等已查閱第一封函件及第二封函件，並知悉倘若上海航空於二零一零年十二月三十一日前解散，則上海航空將會要求 貴公司同意並協助於新上海航空成立後將該等協議轉讓至新上海航空，以令該等協議繼續有效。

根據上文所述，吾等認為約務更替將有助在解散上海航空及成立新上海航空後令該等協議繼續有效。因此，吾等認為約務更替的條款就獨立股東而言屬公平合理，並符合 貴公司及其股東的整體利益。故此，吾等認為 貴集團同意或訂立有關約務更替的協議屬有利。

III. 年度上限

1. 航空服務協議的年度上限

航空服務協議截至二零一零年十二月三十一日止年度的年度上限定為人民幣150,000,000元。

2. 航空服務協議的過往交易金額

下文所載為截至二零零九年十二月三十一日止三個年度航空服務協議的過往交易金額摘要：

	截至十二月三十一日止年度		
	二零零七年	**二零零八年**	**二零零九年**
	(人民幣元)	*(人民幣元)*	*(人民幣元)*
航空服務協議項下的該等交易	99,295,000	107,714,000	107,242,000

資料來源：董事會函件

3. 航空服務協議歷史金額與截至二零一零年十二月三十一日止年度上限之間的比較

就航空服務協議項下擬進行的交易而言，截至二零一零年十二月三十一日止年度的年度上限為人民幣150,000,000元，(i)較截至二零零九年十二月三十一日止年度約人民幣107,242,000元的歷史交易金額高約39.9%；及(ii)較截至二零零八年十二月三十一日止年度約人民幣107,714,000元的歷史交易金額高約39.3%，相當於約18.0%的複合平均增長率。

4. 年度上限的基準

誠如董事會函件所述，航空服務協議的年度上限乃參考(i)截至二零零九年十二月三十一日止三個年度各年航空服務協議項下交易的歷史交易金額；及(ii)預計交易額年增長率為20%(「**採納的增長率**」)(經計及中國航空旅遊業的預期增長及商旅次數的持續增加)後釐定。

經考慮(i) 貴集團於截至二零零八年十二月三十一日止三個年度的業務增長；及(ii)年度上限可作為緩衝，以適應 貴集團預期以外的營業額增長，從而有利於 貴集團截至二零一零年十二月三十一日止年度的業務增長後，吾等認為採納的增長率屬可取。

2. **航空服務協議的條款**

誠如董事會函件所述，航空服務協議原為期五年至二零零九年十月三十一日止，獲重續至二零零九年十二月三十一日止，其後再獲重續至二零一零年十二月三十一日止。

技術服務的範圍包括：

(i) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售及公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(ii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務等民航及商業數據網絡服務。

技術服務的服務費乃按民航局規定的現行計費標準經雙方協商釐定，該標準與貴公司日期為二零零一年一月二十九日的招股書內所披露者相同。

根據民航局的計費標準(視乎進行交易的系統種類)，國內航線每位乘客應支付的預訂費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

此外，服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii) 貴公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)，及(iii)根據民航局規定的費率計算，使用 貴公司物理標識設備(「**PID**」)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後三十天內以現金支付。 貴公司須於每月二十日就上月收款金額開出發票。

綜合而言，吾等認為航空服務協議的條款(i)於 貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合 貴公司及其股東的整體利益。

3. 中國經濟及航空業

根據(i)民航局官方網站於二零一零年二月五日刊登的一份題為《2009年全國機場生產統計公報》的報告；及(ii)民航局官方網站於二零零九年三月十六日刊登的一份題為《2008年民航機場生產統計公報》的報告，中國機場客流量(按乘客數量計)由截至二零零七年十二月三十一日止年度約387.6百萬人次增至截至二零零九年十二月三十一日止年度的約486.1百萬人次，年複合平均增長率約為12.0%。

根據中華人民共和國國家統計局刊發的《中國統計年鑒-2008年》，二零零零年至二零零七年，中國的國內生產總值從約人民幣99,210億元增至約人民幣249,530億元，年複合平均增長率約為14.1%。

考慮到(i)中國航空業客流量蓬勃增長；(ii)中國國內生產總值的穩定增長；及(iii)從截至二零零六年十二月三十一日止年度至截至二零零八年十二月三十一日止年度，貴集團營業額的年複合平均增長率約為8.2%，董事預計於未來數年，貴集團的營業額將繼續保持增長。

II. 航空服務協議

1. 航空服務協議的理由及利益

誠如董事會函件所述，根據獲授的第一項豁免(定義見豁免公告)，發起人上海航空獲豁免被視為 貴公司的關連人士。根據東方航空日期為二零一零年一月二十八日有關吸收合併上海航空的公告，已於二零一零年一月二十八日完成交換東方航空A股。 貴公司獲上海航空告知，上海航空自二零一零年一月二十八日起成為東方航空的全資附屬公司。因此，上海航空成為東航集團(為 貴公司發起人及主要股東)的聯繫人，故即使獲授第一項豁免，仍為 貴公司的關連人士。故此，自二零一零年一月二十八日起， 貴集團與上海航空的現有持續交易成為 貴公司的持續關連交易。該等交易包括(但不限於)根據航空服務協議由 貴公司向上海航空提供技術服務。

誠如董事會函件所述， 貴集團的主要業務為在中國提供航空信息技術服務及向國內外航空公司提供會計、結算及清算服務、信息系統開發及支持服務。 貴集團將就該等交易下擬提供的該等服務收取服務費，從而該等交易將增加 貴集團的總收入。鑒於上文所述，吾等認為航空服務協議乃於 貴集團日常及一般業務過程中進行。

貴集團有關截至二零零九年十二月三十一日止三個年度各年中國商營航空公司訂座情況的資料載列如下：

中國商營航空公司訂座情況

	截至十二月三十一日止年度		
	二零零七年	**二零零八年**	**二零零九年**
訂座	195,949,106	202,787,304	240,391,741

資料來源：　貴公司官方網站

自截至二零零六年十二月三十一日止年度至截至二零零八年十二月三十一日止年度，　貴集團經審核營業額錄得約8.2%的複合平均增長率(「**複合平均增長率**」)。自截至二零零七年十二月三十一日止年度至截至二零零九年十二月三十一日止年度，　貴集團的中國商營航空公司航班訂座總數的複合平均增長率約為10.8%。經董事告知，　貴集團的營業額及中國商營航空公司航班訂座總數的增長是由於：(i)中國經濟的快速發展；(ii)中國與其他國家之間的國際貿易的增加；及(iii)中國航空旅遊業的不斷發展。

2.　**有關上海航空的資料**

上海航空主要於中國經營航空業務。上海航空自二零一零年一月二十八日起成為東方航空的全資附屬公司。因此，上海航空成為東航集團(為發起人及主要股東)的聯繫人，故即使獲授第一項豁免，仍為　貴公司的關連人士。

考慮的主要因素及理由

在達致吾等有關航空服務協議項下擬進行的交易(包括年度上限)及約務更替的意見及推薦建議時，吾等已考慮到以下主要因素及原因：

I. 背景

1. 有關　貴集團的資料

貴集團的主要業務為於中國提供航空信息技術服務。如二零零八年年報所述，作為中國航空旅遊業信息技術解決方案的主導供應商，　貴集團處於中國航空旅遊分銷價值鏈的核心環節。在向中國商營航空公司提供先進的航空信息技術服務及擴充服務的同時，　貴集團亦向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務。

貴集團截至二零零八年十二月三十一日止三個年度各年的營業額載列如下：

	截至十二月三十一日止年度		
	二零零六年	**二零零七年**	**二零零八年**
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
	(經審核)	*(經審核)*	*(經審核)*
貴集團的營業額	1,711,705	2,001,903	2,005,168

資料來源：二零零七年年報及二零零八年年報

(ii) 截至二零零七年十二月三十一日止年度的　貴公司年度報告(「**二零零七年年報**」)；

(iii) 截至二零零八年十二月三十一日止年度的　貴公司年度報告(「**二零零八年年報**」)；

(iv) 上海航空於二零一零年三月九日向　貴公司發出的函件(「**第一封函件**」)；

(v) 上海航空於二零一零年三月十日向　貴公司發出的函件(「**第二封函件**」)；

(vi) 貴公司官方網站；及

(vii) 豁免公告。

吾等亦已研究及分析並依賴以下資料：

(i) 中華人民共和國國家統計局刊發的《中國統計年鑒-2008年》；

(ii) 於二零零九年三月十六日民航局官方網站上公佈的《2008年民航機場生產統計公報》；及

(iii) 於二零一零年二月五日民航局官方網站上公佈的《2009年全國機場生產統計公報》。

吾等假設該等資料準確可靠，並無對該等資料的準確性進行任何獨立核證。該等相關資料是在吾等已能制定獨立意見的基準上向吾等提供。

吾等認為，吾等已查閱足夠資料以達致知情見解，並有理由依據通函所載資料的準確性，及為吾等的推薦建議提供合理基礎。吾等亦認為，吾等已採取《上市規則》第13.80條項下(包括有關附註)規定的一切合理措施，以達致吾等的意見及推薦建議。然而，吾等並無對　貴集團及該等協議的訂約方的業務、財務狀況及前景進行任何方式的深入調查，亦未對　貴集團、董事及　貴集團管理層所提供資料、所作聲明或所發表的意見進行任何獨立核證。

根據東方航空日期為二零一零年二月二十六日的公告，落實吸收合併上海航空將涉及於新上海航空成立後解散上海航空，以接收上海航空全部航空主業資產及負債。倘上海航空於截至二零一零年十二月三十一日止年度內解散，則　貴集團可能被要求同意或訂立有關約務更替的協議。倘　貴集團同意或訂立有關約務更替的協議，則構成　貴公司的關連交易。於最後可行日期，　貴集團仍未同意或訂立任何有關約務更替的協議。然而，　貴公司將於臨時股東大會上尋求獨立股東批准同意或訂立任何有關約務更替的協議。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責乃就(i)航空服務協議項下擬進行的交易是否於　貴集團日常及一般業務過程中進行；(ii)航空服務協議項下擬進行的交易及約務更替的條款是否按正常商業條款進行及對獨立股東而言是否公平合理並符合　貴公司及其股東的整體利益；(iii)航空服務協議的年度上限對獨立股東而言是否公平合理並符合　貴公司及其股東的整體利益；及(iv)於臨時股東大會上批准航空服務協議項下擬進行的交易(包括年度上限)及約務更替就獨立股東而言是否公平合理，向獨立股東提供獨立意見及推薦建議。

吾等之意見基準

在達致吾等之意見及推薦建議時，吾等乃依賴　貴集團、董事及　貴集團管理層向吾等提供的資料、事實及意見的準確性。吾等假設董事在通函內所作出的所有意向聲明及計劃均經審慎周詳查詢後始行作出。吾等亦假設所獲或通函所提述的所有資料、聲明及意見於其編製時，以及直至臨時股東大會日期止均屬真實、準確及完整。吾等無理由懷疑　貴集團、董事及　貴集團管理層向吾等提供的資料及聲明的真實性、準確性及完整性，而吾等已獲董事告知，通函內所提供或提述的資料並無遺漏重大事實。

在提交吾等意見時，吾等已研究及分析並依賴有關　貴集團、航空服務協議項下擬進行的交易(包括年度上限)及約務更替的資料，內容載列如下：

(i) 該等協議；

以下為招商證券向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。



香港
中環
交易廣場一期
48樓

中國民航信息網絡股份有限公司
中國
北京市海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

敬啟者：

持續關連交易

緒言

茲提述吾等已獲委任為獨立財務顧問，向獨立董事委員會及獨立股東提供有關航空服務協議(包括年度上限)及約務更替的意見，詳情載於 貴公司日期為二零一零年四月一日致股東通函(「**通函**」)內的董事會函件(「**董事會函件**」)，而本函件構成通函的一部分。除文義另有所指外，本函件中所使用的詞彙與通函所定義者具有相同涵義。

誠如董事會函件所述，由於航空服務協議項下擬進行的交易參照年度上限計算的其中一個百分比率超過2.5%，故航空服務協議項下擬進行的交易構成持續關連交易，並須遵守關於申報、公告及尋求獨立股東批准的規定。由於 貴公司及上海航空於二零一零年三月(即上海航空成為東方航空的聯繫人後)確認延長航空服務協議的期限至二零一零年十二月三十一日止，故 貴公司須就航空服務協議項下擬進行的該等交易全面遵守《上市規則》第14A章關於申報、公告及尋求獨立股東批准的全部規定。故此，航空服務協議項下擬進行的交易(包括年度上限)須於臨時股東大會上獲獨立股東批准。



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

敬啟者：

持續關連交易

吾等提述本公司於二零一零年四月一日向其股東發出的通函(「**通函**」)，本函件亦為其一部份。除文義另有所指外，本函件所採用的詞彙與通函所定義者具有相同涵義。

吾等已獲董事會委任，以審議航空服務協議項下擬進行的交易(包括年度上限)及約務更替。招商證券已獲委任為獨立財務顧問，以向吾等及獨立股東就航空服務協議項下擬進行的交易(包括年度上限)及約務更替提供意見。

務請　閣下注意通函所載的董事會函件及招商證券函件。經考慮通函所載的招商證券意見函件，當中載有其考慮的主要因素及理由及其意見後，吾等認為，(i)航空服務協議項下的交易乃於本集團的一般及日常業務過程中進行；(ii)航空服務協議項下擬進行的交易的條款及約務更替是按正常商業條款進行，及就獨立股東而言屬公平合理並符合本公司及股東的整體利益；及(iii)航空服務協議的年度上限就獨立股東而言屬公平合理並符合本公司及股東的整體利益。因此，吾等推薦建議獨立股東於臨時股東大會上投票贊成批准航空服務協議項下擬進行的交易(包括年度上限)及約務更替的普通決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會

張鈺明
周德強
潘崇義
獨立非執行董事
謹啟

二零一零年四月一日

益；及(iii)航空服務協議的年度上限就獨立股東而言屬公平合理，並符合本公司及股東的整體利益。因此，獨立董事委員會推薦建議獨立股東於臨時股東大會上投票贊成批准航空服務協議項下擬進行的交易(包括年度上限)及約務更替的普通決議案。

有關建議修訂公司章程，董事會認為批准建議修訂公司章程的特別決議案符合本公司及股東的整體利益。因此，董事會推薦建議股東於臨時股東大會上投票贊成批准特別決議案。

一般資料

敬請　閣下留意本通函附錄所載的資料。

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長
謹啟

此致

列位股東　台照

二零一零年四月一日

投票安排

臨時股東大會上將以投票方式進行表決。根據《上市規則》，於該等交易及約務更替中有重大利益之股東及彼等各自的聯繫人須就有關決議案放棄投票。下表載列將就旨在審議及批准航空服務協議項下擬進行的交易(包括年度上限)及約務更替的決議案放棄投票的本公司股東：

上海航空	–	於本公司持有11,453,000股股份，約佔本公司於最後可行日期總已發行股本0.59%
東方航空	–	於本公司持有5,317,000股股份，約佔本公司於最後可行日期總已發行股本0.27%
東航集團	–	於本公司持有218,829,000股股份，約佔本公司於最後可行日期總已發行股本11.22%
東航武漢	–	於本公司持有2,600,000股股份，約佔本公司於最後可行日期總已發行股本0.13%

根據《上市規則》第13.39(4)條，股東於臨時股東大會上均須以投票方式表決。臨時股東大會主席將按照公司章程要求以投票方式表決擬於臨時股東大會上提呈的決議案。

投票結果將按《上市規則》第2.07C條於臨時股東大會後公佈。

推薦意見

有關航空服務協議項下擬進行的交易(包括年度上限)及約務更替，務請 閣下留意載於本通函第15頁的獨立董事委員會函件，此外，亦敬請 閣下留意載於本通函第16頁至第25頁的招商證券意見函件，當中載有招商證券就航空服務協議項下擬進行的交易(包括年度上限)及約務更替向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮招商證券的意見後，獨立董事委員會認為，(i)航空服務協議項下擬進行的交易乃於本集團一般及日常業務過程中進行；(ii)航空服務協議項下擬進行的交易的條款及約務更替是按正常商業條款進行，及對獨立股東而言屬公平合理並符合本公司及股東的整體利

建議修訂公司章程如下：

(1) 將第三條中的「公司住所：中國北京市海淀區科學院南路2號融科資訊中心」及「郵政編碼：100080」刪除，並以下文取代：

「公司住所：中國北京市順義區後沙峪鎮裕民大街7號
郵政編碼：101308」；及

(2) 將第一百一十條第二款的全文刪除，並以下文取代：

「公司設副經理若干名、財務總監一名、總法律顧問一名，協助經理工作。副經理、財務總監、總法律顧問由經理提名，董事會聘任或者解聘。」

附註：公司章程的建議修訂的中、英文本如有歧義，概以中文本為準。

經修訂的公司章程須待股東於臨時股東大會上批准後方始生效。

臨時股東大會

本公司將於二零一零年五月十八日上午十一時正在中國北京王府井大街2號華僑大廈二層會議室召開臨時股東大會，以審議及酌情批准(其中包括)航空服務協議項下擬進行的交易(包括年度上限)、約務更替及公司章程的修訂建議。臨時股東大會通告載於本通函第29頁至32頁。

本通函隨附用於臨時股東大會的代表委任表格。無論 閣下是否擬出席該等會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回股份過戶登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股持有人而言)，或本公司的註冊辦事處，地址為中國北京市海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股持有人而言)，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後， 閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

由於聯運數據交換協議項下擬進行的該等交易參照年度上限計算的各百分比率均少於0.1%，故聯運數據交換協議項下擬進行的該等交易構成持續關連交易，並獲豁免遵守全部關於申報、公告及尋求獨立股東批准的規定。

約務更替

根據東方航空日期為二零一零年二月二十六的公告，落實吸收合併上海航空將涉及於新上海航空成立後解散上海航空，以接收上海航空全部航空主業資產及負債。倘上海航空於截至二零一零年十二月三十一日止年度內解散，則本集團可能被要求同意或訂立有關約務更替的協議。倘本集團同意及訂立有關約務更替的協議，則構成本公司的關連交易。根據東方航空於二零一零年三月三十日的公告，新上海航空於二零一零年三月二十六日成立。於最後可行日期，本集團仍未被要求同意或訂立任何有關約務更替的協議。然而，本公司將於臨時股東大會上尋求獨立股東批准同意或訂立任何有關約務更替的協議。

倘本集團被要求同意或訂立任何有關更改該等協議任何其他條款的協議(除約務更替項下該等協議之訂約方由上海航空轉為新上海航空外)，本公司將於適當時候遵守《上市規則》第14A章的適用規定。

建議修訂公司章程

如本公司日期為二零一零年一月二十六日的公告及向股東發出日期為二零一零年三月二日的通函所披露，本公司最近收購該地塊，本公司擬在該地塊上新建一個營運中心(包括數據中心及本公司總部辦公樓)。董事會建議將註冊地址更改至本公司所租用鄰近該地塊的物業，以方便本公司安排關於新建營運中心的事項。故此，本集團建議修訂章程以反映本公司的新註冊地址。

此外，董事會建議新增總法律顧問職位，可協助經理提高本集團有關法律事宜方面的管理。因此，董事會建議建議修訂章程以反映有關新職位。

中國航空結算公司的主要業務為向商營航空公司及其他航空公司提供會計、結算及清算服務、信息系統開發及支持服務。

本集團將就該等交易下擬提供的該等服務收取服務費，從而該等交易將增加本集團的總收入。

董事(包括獨立非執行董事)認為，該等交易乃於本集團日常及一般業務過程中按正常商業條款進行，該等交易的條款、年度上限及下文所述的約務更替屬公平合理，並符合本公司及其股東的整體利益。

有關上海航空的資料

上海航空自二零一零年一月二十八日起成為東方航空的全資附屬公司。因此，上海航空成為東航集團(為本公司發起人及主要股東)的聯繫人，故即使獲授第一項豁免，仍為本公司的關連人士。上海航空的主要業務為於中國經營航空業務。

《上市規則》的涵義

誠如上文所述，由於上海航空於二零一零年一月二十八日成為東方航空的全資附屬公司，故該等交易成為本公司的持續關連交易。

由於航空服務協議項下擬進行的該等交易參照年度上限計算的其中一個百分比率超過2.5%，故航空服務協議項下擬進行的該等交易構成持續關連交易，並須遵守關於申報、公告及尋求獨立股東批准的規定。由於本公司及上海航空於二零一零年三月(即上海航空成為東方航空的聯繫人後)確認延長航空服務協議的期限至二零一零年十二月三十一日止，故本公司須就航空服務協議項下擬進行的該等交易全面遵守《上市規則》第14A章關於申報、公告及尋求獨立股東批准的規定。

由於收入結算及清算協議項下擬進行的該等交易參照年度上限計算的各百分比率均超過0.1%但少於2.5%，故收入結算及清算協議項下擬進行的該等交易構成持續關連交易，並須遵守關於申報及公告的規定，但獲豁免遵守尋求獨立股東批准的規定。根據《上市規則》第14A.41條，本公司須就收入結算及清算協議項下擬進行的該等交易遵守《上市規則》第14A章全部關於申報及披露的適用規定。

年度上限

下文所載為各項該等交易的年度上限的摘要：

	截至二零一零年十二月三十一日止年度
航空服務協議項下的該等交易	人民幣150,000,000元（約相等於170,454,545港元）
收入結算及清算協議項下的該等交易	人民幣14,000,000元（約相等於15,909,091港元）
聯運數據交換協議項下的該等交易	人民幣120,000元（約相等於136,364港元）

提供技術服務

年度上限乃參考(i)截至二零零九年十二月三十一日止三個年度各年航空服務協議項下的該等交易的歷史交易金額；及(ii)預計交易額年增長率為20%（經計及中國航空旅遊業的預期增長及商旅次數的持續增加）後釐定。

提供客運及貨運收入結算清算服務

年度上限乃參考(i)截至二零零九年十二月三十一日止三個年度各年收入結算及清算協議項下的該等交易的歷史交易金額；及(ii)預計中國航空結算公司於二零一零年提供的服務水平及服務範圍年增長率為20%（經計及未來航空業的增長率及航空公司業務近年的歷史增長率）後釐定。

提供聯運數據交換服務

年度上限乃基於聯運數據交換協議下收取的固定年度服務費釐定。

交易的理由及利益

本集團的主要業務為在中國提供航空信息技術服務及向國內外航空公司提供會計、結算及清算服務、信息系統開發及支持服務。

III. 聯運數據交換協議

訂約方： ***服務提供方：***
中國航空結算公司

服務接受方：
上海航空

期限： 二零一零年一月一日至二零一零年十二月三十一日

服務： 聯運數據交換服務的範圍，包括接收來自各航空公司的聯運開賬數據，同時按被開賬航空公司（「**被開賬航空公司**」）分類聚合，將各航空公司向被開賬航空公司的開賬數據匯總並傳送給被開賬航空公司。

服務費： 固定年度服務費人民幣120,000元（約相等於136,364港元）。

過往交易紀錄

下文所載為截至二零零九年十二月三十一日止三個年度各年各項該等交易的過往交易金額摘要：

	截至十二月三十一日止年度		
	二零零七年*	二零零八年*	二零零九年#
航空服務協議項下的該等交易	人民幣99,295,000元（約相等於112,835,227港元）	人民幣107,714,000元（約相等於122,402,273港元）	人民幣107,242,000元（約相等於121,865,909港元）
收入結算及清算協議項下的該等交易	人民幣8,710,000元（約相等於9,897,727港元）	人民幣10,627,000元（約相等於12,076,136港元）	人民幣7,219,187元（約相等於8,203,622港元）
聯運數據交換協議項下的該等交易	人民幣120,000元（約相等於136,364港元）	人民幣120,000元（約相等於136,364港元）	人民幣120,000元（約相等於136,364港元）

* 根據本公司二零零七年及二零零八年年報的數據計算

\# 未經審核數據

服務費： 技術服務的服務費乃按民航局規定的現行計費標準經雙方協商釐定，該標準與本公司日期為二零零一年一月二十九日的招股書內所披露者相同。

根據民航局的計費標準(視乎進行交易的系統種類)，國內航線每位乘客應支付的預訂費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

此外，服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii)本公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)，及(iii)根據民航局規定的費率計算，使用本公司物理標識設備(「PID」)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後三十天內以現金支付。本公司須於每月二十日就上月收款金額開出發票。

II. 收入結算及清算協議

訂約方： ***服務提供方：***
中國航空結算公司

服務接受方：
上海航空

期限： 二零一零年一月一日至二零一零年十二月三十一日

服務： 客運及貨運收入結算清算服務範圍，包括就客運及貨運(視情況而定)收入結算清算服務提供數據採集、銷售報告控制、銷售審核、分攤、承運處理、對外及對內開賬、票據配比、結算、對賬及管理報告服務。

服務費： 客運及貨運收入結算清算服務的費用乃參照民航局發出的有關文件所規定的費率及規定並經協商後確定。向上海航空收取的費用乃根據總結算金額介乎0.9%至3%之間的比率計算。

持續關連交易

茲提述豁免公告。根據獲授的第一項豁免(定義見豁免公告)，發起人上海航空獲豁免被視為本公司的關連人士。

根據東方航空日期為二零一零年一月二十八日有關吸收合併上海航空的公告，已於二零一零年一月二十八日完成交換東方航空A股。本公司獲上海航空告知，上海航空自二零一零年一月二十八日起成為東方航空的全資附屬公司。因此，上海航空成為東航集團(為本公司發起人及主要股東)的聯繫人，故即使獲授第一項豁免，仍為本公司的關連人士。故此，自二零一零年一月二十八日起，本集團與上海航空的現有持續交易成為本公司的持續關連交易。

該等交易包括：(i)根據航空服務協議由本公司向上海航空提供技術服務；(ii)根據收入結算及清算協議由中國航空結算公司向上海航空提供客運及貨運收入結算清算服務；及(iii)根據聯運數據交換協議由中國航空結算公司向上海航空提供聯運數據交換服務，有關詳情於下文載列。

I. 航空服務協議

訂約方：

服務提供方：
本公司

服務接受方：
上海航空

期限：原為期五年至二零零九年十月三十一日止，獲重續至二零零九年十二月三十一日止，其後再獲重續至二零一零年十二月三十一日止

服務：技術服務的範圍包括：

(i) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售及公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務等民航及商業數據網絡服務。



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

董事：
徐　強 *(董事長)*
崔志雄
肖殷洪
王全華#
羅朝庚#
孫玉德#
張鈺明##
周德強##
潘崇義##

註冊辦事處：
中國
北京市海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

非執行董事
獨立非執行董事

敬啟者：

持 續 關 連 交 易 、
建 議 修 訂 公 司 章 程
及
臨 時 股 東 大 會 通 告

緒言

茲提述本公司日期為二零一零年三月十六日、二零一零年三月二十三日及二零一零年三月二十九日的公告。董事會建議尋求獨立股東批准航空服務協議項下擬進行的交易(包括年度上限)及約務更替，以及尋求股東批准建議修訂章程。

本通函旨在為　閣下提供：(其中包括) (i)航空服務協議項下擬進行的交易(包括年度上限)及約務更替的進一步詳情；(ii)招商證券就航空服務協議項下擬進行的交易(包括年度上限)及約務更替向獨立董事委員會及獨立股東提供的意見函件；(iii)獨立董事委員會就航空服務協議項下擬進行的交易(包括年度上限)及約務更替向獨立股東提供的推薦建議；(iv)公司章程的修訂建議，以及向　閣下提供臨時股東大會的通告。

「證券及期貨條例」	指	《證券及期貨條例》(香港法例第571章)
「上海航空」	指	上海航空股份有限公司
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有《上市規則》所賦予的相同涵義
「監事」	指	本公司監事
「該等交易」	指	該等協議項下擬進行的該等交易
「豁免公告」	指	本公司日期為二零零九年九月二日的公告，內容有關本公司的若干持續關連交易獲授豁免
「%」	指	百分比

就本通函而言，除另有說明外，所使用的1港元=人民幣0.88元的兌換率(在適用情況下)僅為闡述之用，並不表示任何款項曾經、可能曾經或可以兌換的聲明。

「聯運數據交換協議」	指	中國航空結算公司與上海航空就中國航空結算公司向上海航空提供聯運數據交換服務而訂立日期為二零零七年三月二十二日的協議，原為期三年至二零零九年十二月三十一日止，其後獲上海航空於二零一零年一月十四日確認重續一年至二零一零年十二月三十一日止
「該地塊」	指	位於北京市順義區新城19街區的08、09、19及21國有建設用地地塊
「最後可行日期」	指	二零一零年三月三十日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所《證券上市規則》
「新上海航空」	指	就接收上海航空全部航空主業資產及負債而將會成立的公司，為東方航空的全資附屬公司
「約務更替」	指	將上海航空於該等協議項下的權利及責任轉讓至新上海航空
「百分比率」	指	根據《上市規則》第14.07條按年計算的百分比率，不包括盈利比率及股本比率
「中國」	指	中華人民共和國，就本通函而言，不包括中國澳門特別行政區及香港
「發起人」	指	本公司的發起人
「收入結算及清算協議」	指	中國航空結算公司與上海航空就中國航空結算公司向上海航空提供客運及貨運收入結算清算服務而訂立日期為二零零七年十二月十九日的協議，原為期一年至二零零八年十二月三十一日止，獲上海航空於二零零八年十二月九日確認重續一年至二零零九年十二月三十一日止，其後獲上海航空於二零零九年八月二十六日確認再重續一年至二零一零年十二月三十一日止
「人民幣」	指	人民幣，中國法定貨幣

「本公司」	指	中國民航信息網絡股份有限公司，根據中國法律註冊成立的公司，其股份在聯交所主板上市，而其美國預託證券在美國場外證券市場進行買賣
「關連人士」	指	具有《上市規則》所賦予的相同涵義
「董事」	指	本公司董事
「內資股」	指	本公司股本中每股人民幣1.00元的內資股
「東方航空」	指	中國東方航空股份有限公司，東航集團的附屬公司
「東航集團」	指	中國東方航空集團公司
「臨時股東大會」	指	本公司為批准(i)航空服務協議項下擬進行的交易(包括年度上限)；(ii)約務更替；及(iii)建議修訂公司章程而於二零一零年五月十八日(星期二)召開的臨時股東大會，大會通告載於本通函第29頁至第32頁
「第一項豁免」	指	如豁免公告所披露，由聯交所授出豁免多名發起人(包括上海航空)及彼等各自聯繫人被視為本公司關連人士的豁免
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「H股」	指	本公司股本中每股人民幣1.00元的H股
「獨立董事委員會」	指	本公司成立的本公司獨立董事委員會，以就航空服務協議項下擬進行的交易(包括年度上限)及約務更替向獨立股東提供意見
「獨立股東」	指	於臨時股東大會上毋須就航空服務協議項下擬進行的交易(包括年度上限)及約務更替放棄投票的本公司股東

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「中國航空結算公司」	指	中國航空結算有限責任公司，本公司的全資附屬公司
「該等協議」	指	航空服務協議、聯運數據交換協議以及收入結算及清算協議
「航空服務協議」	指	本公司與上海航空就本公司向上海航空提供技術服務而訂立日期為二零零四年十一月五日的協議，原為期五年至二零零九年十月三十一日止，獲重續至二零零九年十二月三十一日止，其後獲上海航空於二零零九年二月十九日確認自動重續，訂約雙方於二零一零年三月確認年期至二零一零年十二月三十一日止
「年度上限」	指	如本通函「年度上限」一段所載，該等交易的預計年度最高總金額
「公司章程」	指	本公司公司章程
「聯繫人」	指	具有《上市規則》第1章及第19A章所賦予的相同涵義
「董事會」	指	董事會
「民航局」	指	中國民用航空局，乃中國民航業監管機構
「招商證券」	指	招商證券（香港）有限公司，獨立董事委員會及獨立股東的獨立財務顧問，為根據《證券及期貨條例》進行第1類（證券交易）、第2類（期貨合約交易）、第4類（證券諮詢）、第6類（企業財務顧問）及第9類（資產管理）受規管活動的持牌法團

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的持牌證券交易商或註冊證券機構、銀行經理、股票經紀、律師、專業會計師或其他適當獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、持牌證券交易商或註冊證券機構或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

持續關連交易、
建議修訂公司章程
及
臨時股東大會通告

獨立董事委員會及獨立股東之獨立財務顧問


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

董事會函件載於本通函第5頁至第14頁。獨立董事委員會函件載於本通函第15頁。招商證券函件(當中載有其向獨立董事委員會及獨立股東提供的意見)，載於本通函第16頁至第25頁。

臨時股東大會將於二零一零年五月十八日(星期二)上午十一時正於中國北京王府井大街2號華僑大廈二層會議室召開，大會通告載於本通函第29頁至第32頁。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股持有人而言)，或本公司的註冊辦事處，地址為中國北京市海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股持有人而言)，且不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

二零一零年四月一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, stock broker, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

ELECTIONS AND RE-ELECTIONS OF DIRECTORS AND SUPERVISORS AND NOTICE OF EGM

A letter from the Board is set out on pages 1 to 4 of this circular.

A notice convening the EGM to be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the People's Republic of China at 9:30 a.m. on Tuesday, 16 March 2010 is set out on pages 17 to 20 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

29 January 2010

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Articles"	the articles of association of the Company
"Board"	the board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"Director(s)"	the director(s) of the Company
"Domestic Share(s)"	domestic share(s) of RMB1.00 each in the capital of the Company
"EGM"	the extraordinary general meeting of the Company to be held on Tuesday, 16 March 2010 for the purpose of approving the proposed elections and re-elections of the Directors and the Supervisors (other than staff representative Supervisors), and the notice of which is set out on pages 17 to 20 of this circular
"Group"	the Company and its subsidiaries
"H Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	26 January 2010, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China and, for the purpose of this circular, excludes the Macao Special Administrative Region of the PRC and Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	the supervisor(s) of the Company
"Supervisory Committee"	the supervisory committee of the Company



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

Directors:
Xu Qiang (Chairman)
Cui Zhixiong
Xiao Yinhong
Wang Quanhua#
Luo Chaogeng#
Cao Guangfu#
Yick Wing Fat, Simon##
Yuan Yaohui##
Chua Keng Kim##

Non-executive Directors
Independent non-executive Directors

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the PRC

29 January 2010

To the Shareholders

Dear Sir/Madam

ELECTIONS AND RE-ELECTIONS OF DIRECTORS AND SUPERVISORS AND NOTICE OF EGM

1. INTRODUCTION

The Directors propose to seek the Shareholders' approval for the elections and re-elections of the members of the fourth Board and the fourth Supervisory Committee (other than staff representative Supervisors) at the EGM.

The purpose of this circular is to provide you with, among other things, details relating to (i) the proposed elections and re-elections of members of the fourth Board and the fourth Supervisory Committee; and (ii) a notice of the EGM.

2. PROPOSED ELECTIONS AND RE-ELECTIONS OF MEMBERS OF THE FOURTH BOARD AND SUPERVISORY COMMITTEE

Under the Articles, the election of a Director or Supervisor (other than staff representative Supervisors) requires the approval by Shareholders and shall commence on the date of his/her election. Ordinary resolutions will be proposed at the EGM for Shareholders to consider and, if think fit, approve the election or re-election of the following candidates as members of the fourth Board or the fourth Supervisory Committee (as the case may be), each for a term of three years with effect from the conclusion of the EGM:

FOURTH BOARD

Type of Director	**Proposal**
Executive Directors:	(a) the re-election of Xu Qiang
	(b) the re-election of Cui Zhixiong
	(c) the re-election of Xiao Yinhong
Non-executive Directors:	(d) the re-election of Wang Quanhua
	(e) the re-election of Luo Chaogeng
	(f) the election of Sun Yude
Independent non-executive Directors:	(g) the election of Cheung Yuk Ming
	(h) the election of Zhou Deqiang
	(i) the election of Pan Chongyi

FOURTH SUPERVISORY COMMITTEE

Type of Supervisor	**Proposal**
Shareholder representative Supervisors:	(j) the election of Zeng Yiwei;
	(k) the re-election of Yu Yanbing
Independent Supervisor:	(l) the re-election of Rao Geping

Pursuant to the laws and regulations of the PRC and the Articles, the staff representative Supervisors should be elected at the relevant staff representative meeting of the Company. It was resolved at the staff representative meeting of the Company held on 22 October 2009 that Li Shaojun and Xiao Wei shall assume the office of staff representative supervisors of the fourth Supervisory Committee, with a term of three years with effect from the conclusion of the EGM.

Details of each of the above candidates are set out in Appendix to this circular.

The Company will enter into service contracts with the elected directors of the fourth Board and supervisors of the fourth Supervisory Committee. The remuneration of the elected directors and supervisors will be determined by the Board with reference to, among other things, (i) the prevailing market price; (ii) their respective job duties; and (iii) their working experience.

The terms of the members of the third Board and the third Supervisory Committee have expired on 8 January 2010 but, according to the Company Law of the PRC and the Articles, each member will continue to assume his/her office as a Director or Supervisor (as the case may be) until upon the election of the relevant new Director or Supervisor (as the case may be).

3. THE EGM

The EGM will be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the PRC at 9:30 a.m. on Tuesday, 16 March 2010 to consider and, if thought fit, approve the proposed elections and re-elections of the Directors and the Supervisors. Notice of the EGM is set out on pages 17 to 20 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

4. VOTING AT THE EGM

Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at the EGM must be taken by poll. The Chairman of the EGM will demand a poll for the resolutions to be proposed at the EGM in accordance with the Articles.

The results of the voting will be announced in accordance with Rule 2.07C of the Listing Rules after the EGM.

5. RECOMMENDATIONS

The Board considers that the ordinary resolutions to approve the proposed elections and re-elections of Directors, shareholder representative Supervisors and independent Supervisors are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favor of such resolutions at the EGM.

6. GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

DIRECTORS

Executive Directors

Mr Xu Qiang, the Chairman and an executive Director of the Company. Mr Xu, born in 1962, graduated from First Research Institute of Ministry of Aviation and Aerospace Industry (航空航天部第一研究院) and got Ph.D. Degree. From November 1990 to May 1999, Mr Xu served at the Ministry of Aero-Space Industry (航空航天部), China Aerospace Industry Corporation (中國航天工業總公司) as engineer, vice-director and director of research office as well as vice director and director of 13th Institute in succession. From May 1999 to May 2007, Mr Xu served at China Aerospace Science and Technology Corporation (中國航天科技集團公司), held the position of assistant to president and vice president of First Research Institute (第一研究院), president of 10th Research Institute (第十研究院) and general engineer of China Aerospace Science and Technology Corporation. Mr Xu served as general manager and deputy party secretary of China TravelSky Holding Company (中國民航信息集團公司) since May 2007. Mr Xu served as an executive Director and Chairman of the third Board of the Company since May 2008. From August 2008, Mr Xu served as the deputy secretary of the Communist Party Committee of the Company. Mr Xu is holding positions as the chairman of TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司) and the chairman of Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司), and director of Travelsky Cares (Beijing) Real Estate Co. Limited (中航信凱亞(北京)置業有限公司) the subsidiaries of the Company.

As at the Latest Practicable Date, save as disclosed above:

(1) if re-elected, Mr Xu will enter into a service contract with the Company for a term of three years. Mr Xu's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Xu does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Xu has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Xu does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Mr Cui Zhixiong, an executive Director of the Company. Mr Cui, born in 1960, a postgraduate graduated from the Party School of the Central Committee of the CPC (中央黨校) as a major of Global Economics. From December 1976 to September 1989, he served as an army officer. From September 1989 to February 1993, he worked in the Government Offices Administration of the State Council (國務院機關事務管理局) and had held positions as an deputy supervisor, deputy secretary and secretary of the State Organs of the CPC. From February 1993 to April 2004, he worked in the Communist Youth League Work Committee of the State Organs of the CPC (共青團中央國家機關工作委員會) and had served as deputy secretary and secretary. In June 2000, he served as the Chairman of the State Organs

Youth Federation of the CPC (中央國家機關青年聯合會). Meanwhile, from November 2001 to October 2003, he served as Deputy Secretary-General of Gansu Provincial Committee and Deputy Secretary of Municipal Committee of Jiayuguan, Gansu Province. Since April 2004, he has served as the party secretary of China TravelSky Holding Company (中國民航信息集團公司) and deputy general manager of China TravelSky Holding Company from April 2004 to June 2008. Since August 2008, he has been the Deputy Party Secretary of the Company. Since October 2008, Mr Cui served as an executive Director of the third Board of the Company.

As at the Latest Practicable Date, save as disclosed above:

(1) if re-elected, Mr Cui will enter into a service contract with the Company for a term of three years. Mr Cui's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Cui does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Cui has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Cui does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Mr Xiao Yinhong, an executive Director and the general manager of the Company. Mr Xiao, born in 1962, was awarded a Master Degree of Beihang University (北京航空航天大學) and was a senior engineer with over 20 years of management experience in the aviation industry of the PRC. From July 1984 to October 2000, Mr Xiao had consecutively held positions such as the deputy director of Application Office (應用室), director of Information Office (信息室), assistant to general manager and deputy general manager of Civil Aviation Computer Information Center (中國民航計算機信息中心). Mr Xiao served as an executive Director of the first Board of the Company from October 2000 to December 2003. From October 2000 to August 2008, Mr Xiao had served as a deputy general manager of the Company and has served as the general manager of the Company since August 2008. Since October 2008, Mr Xiao served as the executive Director of the third Board of the Company. Mr Xiao is also the Chairman of InfoSky Technology Co., Ltd. (天信達信息技術有限公司), the chairman of Guangzhou TravelSky Information Technology Limited (廣州民航信息技術有限公司), the chairman of Civil Aviation Cares of Qingdao Ltd. (青島民航凱亞系統集成有限公司), the director of Shanghai TravelSky Information Technology Limited (上海民航信息科技公司) and the director of TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司), all of which are subsidiaries of the Company.

As at the Latest Practicable Date, save as disclosed above:

(1) if re-elected, Mr Xiao will enter into a service contract with the Company for a term of three years. Mr Xiao's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Xiao does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Xiao has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Xiao does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Save as disclosed above, in relation to the proposed re-election of the above proposed executive Directors of the fourth Board, there are no other matters which need to be brought to the attention of Shareholders and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Non-Executive Directors

Mr Wang Quanhua, a non-executive Director of the Company. Mr Wang, born in 1954, is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Company Limited in June 1991. Since June 1998, he had served as the General Manager of the Strategic Planning and Development Department, and then as the Assistant to the President and the Vice President of China Southern Air Holding Company, a promoter of the Company. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited, a company listed on the Main Board of the Stock Exchange and a subsidiary of China Southern Air Holding Company since March 2003. Since December 2003, Mr Wang has served as a non-executive Director and a Vice Chairman of the second Board. In March 2004, Mr Wang was appointed by the Board as a member of the Strategic Committee of the second Board and the Remuneration and Evaluation Committee. Since January 2007, Mr Wang has been re-appointed as a non-executive Director of the Company's third Board and a member of the Strategic Committee and the Remuneration and Evaluation Committee. From January 2007 to March 2009, Mr Wang served as the Vice Chairman of the third Board of the Company. As at the Latest Practicable Date, China Southern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Wang was an employee of China Southern Air Holding Company.

As at the Latest Practicable Date, save as disclosed above:

(1) if re-elected, Mr Wang will enter into a service contract with the Company for a term of three years. Mr Wang's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Wang does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Wang has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Wang does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Mr Luo Chaogeng, a non-executive Director of the Company. Mr Luo, born in 1950, joined the civil aviation industry in 1970. Mr Luo has obtained first class competency in flight mechanics. Mr Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau (民航蘭州管理局) from August 1970 to August 1972. From September 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team (民航第八飛行大隊). From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines Co., Ltd. (中國西北航空公司). From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines Co., Ltd. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines Co., Ltd. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines Co., Ltd. From December 2000 to November 2001, he was the general manager of Yunnan Airlines Co., Ltd. (雲南航空公司) and a director and the deputy party secretary of Civil Aviation Administration Bureau of Yunan (民航雲南省管理局). From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines Co., Ltd. From September 2002 to September 2004, he has also been serving concurrently as the general manager of China Eastern Airlines, Yunnan Branch (中國東方航空雲南公司). From September 2004 to October 2006, Mr Luo was a director, the General Manager and the deputy party secretary of China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a company listed on the Main Board of the Stock Exchange and a subsidiary of China Eastern Air Holding Company (中國東方航空集團公司) which is a promoter and a substantial shareholder of the Company. From September 2002 to the present, Mr Luo has been the Vice President and a party constitution member of China Eastern Air Holding Company. From June 2007 to March 2009, Mr Luo served as a Vice Chairman of the Company's third Board and the Chief Member (Chairman) of the Strategic Committee. Since June 2007, Mr Luo served as a non-executive Director of the third Board of the Company and the Chief Member of the Strategic Committee. As at the Latest Practicable Date, China Eastern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Luo was an employee of China Eastern Air Holding Company.

As at the Latest Practicable Date, save as disclosed above:

(1) if re-elected, Mr Luo will enter into a service contract with the Company for a term of three years. Mr Luo's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Luo does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Luo has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Luo does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Mr Sun Yude, born in 1954, graduated from China Civil Aviation Institute (中國民航學院) (currently known as Civil Aviation University of China (中國民航大學)) majoring in economic management. He started his career in China's civil aviation industry in 1972 and served as the Deputy Head of CAAC Taiyuan Terminal and Head of Ningbo Terminal, as well as General Manager of CNAC Zhejiang Airlines (中航浙江航空公司). In October 2002, Mr Sun joined Air China International Corporation (中國國際航空公司) as Vice President and General Manager of Zhejiang branch, and has been serving as Vice President of Air China Limited (中國國際航空股份有限公司) is listed on the Main Board of the Stock Exchange, and is the promotor of the Company and the subsidiary of China National Aviation Holding Company, the major shareholder of the Company; (stock code: 0753 (HKSE); 601111 (Shanghai Stock Exchange); AIRC (London Stock Exchange)) since September 2004. Mr Sun has been serving as Chairman of Shandong Aviation Group (山東航空集團有限公司) since November 2004, as well as President and the deputy party secretary since December 2005. He was appointed as deputy General Manager and a party constitution member of China National Aviation Holding Company (中國航空集團公司) in May 2009. As at the Latest Practicable Date, China Eastern Air Holding Company had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, and Mr Sun was an employee of China Eastern Air Holding Company.

As at the Latest Practicable Date, save as disclosed above:

(1) if elected, Mr Sun will enter into a service contract with the Company for a term of three years. Mr Sun's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Sun does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Sun has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Sun does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Save as disclosed above, in relation to the proposed re-election and election of the above proposed non-executive Directors of the fourth Board, there are no other matters which need to be brought to the attention of Shareholders and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Independent Non-Executive Directors

Mr Cheung Yukming, born in 1953, is a certified public accountant registered in Hong Kong and a fellow of the Hong Kong Institute of Certified Public Accountants (香港會計師公會), a member of the Hong Kong Institute of Bankers (香港銀行學會), a member of the Institute of Internal Auditors of the United States, a member of the Alliance of Merger and Acquisition Advisors (Chicago, the United States), an associate of The Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Securities Institute (香港證券專業學會). He obtained a Master's degree in business administration from the University of East Asia, Macau (澳門東亞大學) in 1987. Prior to June 2009, Mr Cheung had served as assistant auditor and senior accountant at PriceWaterhouse, and was a partner of Lau, Cheung, Fung & Chan. Since January 2005, he has been an executive director of Lawrence CPA Limited. Mr Cheung was appointed as an independent non-executive Director of Metallurgical Corporation of China Ltd. (中國冶金科工股份有限公司) (HKSE stock code:1618) in June 2009.

As at the Latest Practicable Date, save as disclosed above:

(1) if elected, Mr Cheung will enter into a service contract with the Company for a term of three years. Mr Cheung's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Cheung does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Cheung has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Cheung does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Mr Zhou Deqiang, born in 1941, is a professor-level Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications (南京郵電學院). Mr Zhou served as Director General of Anhui Post and Telecommunications Administration (安徽省郵電管理局) from September 1984 to October 1994, and Vice Minister of the Ministry of Information Industry, or MII, and its predecessor ministry, the Ministry of Posts and Telecommunications, or MPT from October 1994 to April 2000. He served as President of China Telecommunications Corporation from April 2000 to November 2004, and Chairman of the Board of Directors and CEO of China Telecom Corporation Limited (中國電信股份有限公司) (HKSE stock code: 0728) from September 2002 to December 2004. Mr Zhou was a member of CPPCC and the Economics Committee of CPPCC from March 2003 to March 2008. He is now Chairman of China Institute of Communications (中國通信學會), Honorary Chairman of Association of Communications Across Taiwan Straits (海峽兩岸通信交流協會), an external director of China Shenhua Group (中國神華集團公司) and an independent director of China PTAC Communications Services Co., Ltd. (中郵普泰通信服務股份有限公司).

As at the Latest Practicable Date, save as disclosed above:

(1) if elected, Mr Zhou will enter into a service contract with the Company for a term of three years. Mr Zhou's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Zhou does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Zhou has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Zhou does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Mr Pan Chongyi, born in 1945, is a professor-level Senior Engineer. Mr Pan graduated from University of Shanghai for Science and Technology (上海理工大學). Mr Pan served as vice factory director of Harbin Turbine Company (哈爾濱汽輪機廠), Director of the Light Industry Bureau of Harbin (哈爾濱市輕工業局) and deputy general manager of HPEGC (哈爾濱電站設備集團公司) from December 1968 to October 1994. He served as vice chairman and general manager of Harbin Power Equipment Company Limited (哈爾濱動力設備股份有限公司) (HKSE stock code:1133) from October 1994 to April 1997. Mr Pan served as deputy general manager of China National Machinery Industry Corporation (中國機械工業集團公司) and general manager of China National Electric Equipment Corporation (中國電工設備總公司) from April 1997 to August 2005. From 2005 to now, Mr Pan was Chairman of China Perfect Machinery Industry Corp., Ltd. (中國浦發機械工業股份有限公司), an external director of China Railway Communication Co. Ltd. (中國鐵通集團公司) and an external director of China National Real Estate Group Corporation (中國房地產集團公司).

As at the Latest Practicable Date, save as disclosed above:

(1) if elected, Mr Pan will enter into a service contract with the Company for a term of three years. Mr Pan's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Pan does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Pan has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Pan does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Save as disclosed above, in relation to the proposed election of the above proposed independent non-executive Directors of the fourth Board, there are no other matters which need to be brought to the attention of Shareholders and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

SUPERVISORS

Shareholder Representative Supervisors

Ms Zeng Yiwei, born in 1971, graduated from Xiamen University with a master's degree. Ms Zen has being working as the deputy manager and manager of the Finance Division of the Finance and Accounting Department of Xiamen Airlines Ltd. (廈門航空有限公司) since 1993, she was promoted to the position of and has been the deputy general manager of the Finance and Accounting Department of Xiamen Airlines Ltd. since April 2004 till now.

As at the Latest Practicable Date, save as disclosed above:

(1) if elected, Ms Zeng will enter into a service contract with the Company for a term of three years. Ms Zeng's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, her job duties and working experience;

(2) Ms Zeng does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Ms Zeng has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Ms Zeng does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Mr Yu Yanbing, born in 1977, graduated from Civil Aviation College of China (currently known as "Civil Aviation University of China" (中國民航大學)), majoring in computer science. Mr Yu joined the Computer Centre of Hainan Airlines Company Limited (海南航空股份有限公司), a promoter of the Company, after graduation. Since May 2000, he has worked in HNA Systems Company Limited (海南海航航空信息系統有限公司). From July 2004 to September 2007, he was the deputy general manager of HNA Systems Company Limited. From September 2007 to January 2010, Mr Yu has served as the General Manager of the IT Strategy & Management of HNA Group Company Limited (海航集團有限公司) as well as the Chairman and CEO of HNA Systems Company Limited. Starting from October 2007, Mr Yu has also served as the Chairman of Hainan Baicheng Systems Company Limited (海南百成信息系統有限公司). From January 2008 to January 2010, Mr Yu has worked as the assistant to Chief Executive Officer of HNA Group Company Limited. Since January 2010, Mr Yu has worked as the vice president and Chief Information Officer of HNA Tourism Holding (Group) Company Limited (海航旅業控股(集團)有限公司). Since January 2007, Mr Yu has served as a Supervisor of the third Supervisory Committee.

As at the Latest Practicable Date, save as disclosed above:

(1) if re-elected, Mr Yu will enter into a service contract with the Company for a term of three years. Mr Yu's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Yu does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Yu has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Yu does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Save as disclosed above, in relation to the proposed re-election and election of the above proposed shareholder representative Supervisors of the fourth Supervisory Committee, there are no other matters which need to be brought to the attention of Shareholders and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Independent Supervisor

Mr Rao Geping, born in 1948, is a professor and doctorate tutor of the law school of Peking University (北京大學), the head of the Institute of International Law of Peking University, the Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong Special Administrative Region of the Standing Committee of the National People's Congress of the PRC. He is also a part-time professor in a number of universities in China including Wuhan University (武漢大學), China Foreign Affairs University (外交學院) and East China University of Politics and Law (華東政法大學). Mr Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. Mr Rao also served as an independent director of Super Shine Co., Ltd. (廣西陽光股份有限公司), which is listed on the Shenzhen Stock Exchange. Since December 2003, Mr Rao has served as an independent Supervisor of the second Supervisory Committee, and was re-appointed an independent Supervisor of the third Supervisory Committee in January 2007.

As at the Latest Practicable Date, save as disclosed above:

(1) if re-elected, Mr Rao will enter into a service contract with the Company for a term of three years. Mr Rao's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Rao does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Rao has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Rao does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Save as disclosed above, in relation to the proposed re-election the above proposed independent Supervisor of the fourth Supervisory Committee, there are no other matters which need to be brought to the attention of Shareholders and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.

Staff Representative Supervisors

Ms Li Xiaojun, born in 1956, is a senior economist. She graduated from People's University of China (中國人民大學) and has over 20 years of management experience in China's civil aviation industry. From March 1983 to May 1988, Ms Li worked in the Planning Department of the Beijing Bureau of General Administration of Civil Aviation of China (中國民用航空總局北京管理局計劃處). From May 1988 to December 1997, she held the positions of the Deputy Head and then the Head of the Planning Department of Air China Limited (中國國際航空公司). Ms Li was the Head of Enterprise & Institute Personnel Division of Personnel and Education Department of General Administration of Civil Aviation of China (中國民用航空總局人事教育司企業人事處) from December 1997 to August 2000. From October 2000 to August 2004, she had been a Director, the Deputy General Manager and Deputy Party Secretary of the Company. She has also been the Deputy Party Secretary and Secretary of the Disciplinary Committee of China TravelSky Holding Company (中國民航信息集團公司), a promoter of the Company, since September 2002. Since August 2008, she has served as the Deputy Party Secretary of the Company and Secretary of the Disciplinary Committee. She was an executive Director of the first Board. Since December 2003, Ms Li has served as a Supervisor and the Chairperson of the second Supervisory Committee, and was re-appointed as a Supervisor and the Chairperson of the third Supervisory Committee in January 2007.

As at the Latest Practicable Date, save as disclosed above:

(1) Ms Li will enter into a service contract with the Company for a term of three years. Ms Li's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, her job duties and working experience;

(2) Ms Li does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Ms Li has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Ms Li does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Mr Xiao Wei, born in 1970, graduated from Beihang University (北京航空航天大學) with a master's degree in engineering. Mr Xiao joined CAAC Computer Information Center (中國民航計算機信息中心), a promoter of the Company, in July 1995. From October 2000 to October 2008, Mr Xiao served as an engineer of the Networking Department and Director of the Community Union Working Department of the Company, and general manager of Shenyang Civil Aviation Cares of Northeast China Ltd. (瀋陽民航東北凱亞有限公司), subsidiary of the Company. Mr Xiao has been working as Office Manager to Discipline Committee of the Company since October 2008.

As at the Latest Practicable Date, save as disclosed above:

(1) Mr Xiao will enter into a service contract with the Company for a term of three years. Mr Xiao's emoluments will be determined by the Board as authorised at the EGM with reference to the prevailing market price, his job duties and working experience;

(2) Mr Xiao does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date;

(3) Mr Xiao has no relationship with any Directors, Supervisors, senior management or substantial or controlling shareholders of the Company; and

(4) Mr Xiao does not have any interests in the shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the SFO.

Save as disclosed above, in relation to the above staff representative Supervisors of the fourth Supervisory Committee, there are no other matters which need to be brought to the attention of Shareholders and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of TravelSky Technology Limited ("**Company**") will be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the People's Republic of China, at 9:30 a.m. on Tuesday, 16 March 2010 to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1. "**THAT**:

   (a) the re-election of Mr Xu Qiang as an executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected director and determine his remuneration;

   (b) the re-election of Mr Cui Zhixiong as an executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with the such elected director and determine his remuneration;

   (c) the re-election of Mr Xiao Yinhong as an executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected director and determine his remuneration;

   (d) the re-election of Mr Wang Quanhua as a non-executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected director and determine his remuneration;

(e) the re-election of Mr Luo Chaogeng as a non-executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected director and determine his remuneration;

(f) the election of Mr Sun Yude as a non-executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected director and determine his remuneration;

(g) the election of Mr Cheung Yuk Ming as an independent non-executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected director and determine his remuneration;

(h) the election of Mr Zhou Deqiang as an independent non-executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected director and determine his remuneration; and

(i) the election of Mr Pan Chongyi as an independent non-executive director for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected director and determine his remuneration."

2. "**THAT**:

(a) the election of Ms Zeng Yiwei as a shareholder representative supervisor for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected supervisor and determine her remuneration;

(b) the re-election of Mr Yu Yanbing as a shareholder representative supervisor for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected supervisor and determine his remuneration; and

(c) the re-election of Mr Rao Geping as an independent supervisor for a term of three years with effect from the conclusion of the EGM be and is hereby approved, and that the Board be and is hereby authorised on behalf of the Company to execute necessary documents including the service contract with such elected supervisor and determine his remuneration."

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
29 January 2010

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of holders of H shares of the Company ("**H Shares**") will be closed from 14 February 2010 to 16 March 2010 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of H Shares and domestic shares of the Company ("**Domestic Shares**") whose names appear on the register of members of the Company at the close of business on 12 February 2010 are entitled to attend the EGM. Transfers of H Shares must be lodged with the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 12 February 2010 in order to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Ltd. within the same period of time.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 23 February 2010 personally or by mail or fax.

6. The EGM is expected to last for half a day. Shareholders (or their proxies) attending the EGM are responsible for their own transportation and accommodation expenses.

7. In respect of resolution no. 1, see the Appendix to the circular of the Company dated 29 January 2010 for biographies of the proposed directors.

8. In respect of resolution no. 2, see the Appendix to the circular of the Company dated 29 January 2010 for biographies of the proposed supervisors.

9. As at the date hereof, the board of the directors of the Company comprises:

Executive directors:	Mr Xu Qiang (Chairman), Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。如股東出席臨時股東大會，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零一零年二月二十三日或之前將出席臨時股東大會的回執交回本公司的註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 臨時股東大會預計需時半天。擬出席臨時股東大會的股東或其代理人須自行承擔交通費及住宿費。

7. 就第一項決議案而言，有關建議的董事的履歷請參閱本公司日期為二零一零年一月二十九日通函的附錄。

8. 就第二項決議案而言，有關建議的監事的履歷請參閱本公司日期為二零一零年一月二十九日通函的附錄。

9. 於本通告日期，本公司董事會包括：

執行董事：	徐強先生(董事長)、崔志雄先生及肖殷洪先生；
非執行董事：	王全華先生、羅朝庚先生及曹光福先生；
獨立非執行董事：	易永發先生、袁耀輝先生及蔡敬金先生。

(c) 批准重選饒戈平先生為獨立監事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬。

承董事會命
中國民航信息網絡股份有限公司
徐　強
董事長

中華人民共和國，北京
二零一零年一月二十九日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零一零年二月十四日至二零一零年三月十六日(包括首尾兩天)暫停辦理本公司H股(「**H股**」)過戶登記，期間不會辦理H股的轉讓。於二零一零年二月十二日營業時間結束時已經登記在本公司股東名冊上的本公司H股及內資股(「**內資股**」)持有人均有權出席臨時股東大會。H股過戶文件須於二零一零年二月十二日下午四時三十分前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方有權出席臨時股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人代其出席臨時股東大會並代其投票。代理人毋須為本公司股東。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果該委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代表委任表格須最遲在大會指定舉行時間24小時前送達本公司的註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司，方為有效。

(e) 批准重選羅朝庚先生為非執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；

(f) 批准推選孫玉德先生為非執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；

(g) 批准推選張鈺明先生為獨立非執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；

(h) 批准推選周德強先生為獨立非執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；及

(i) 批准推選潘崇義先生為獨立非執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬。

2. 「**動議**：

(a) 批准推選曾毅瑋女士為股東代表監事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；

(b) 批准重選喻龔冰先生為股東代表監事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；及


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)將於二零一零年三月十六日(星期二)上午九時三十分於中華人民共和國北京東城區東四西大街157號8層本公司會議室舉行臨時股東大會(「**臨時股東大會**」)，藉以審議及酌情通過以下普通決議案(不論有否修訂)：

1. 「**動議**：

   (a) 批准重選徐強先生為執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；

   (b) 批准重選崔志雄先生為執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；

   (c) 批准重選肖殷洪先生為執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；

   (d) 批准重選王全華先生為非執行董事，任期三年，自臨時股東大會結束時起計，並授權董事會代表本公司與其簽署必要的文件(包括服務合約)並釐定其薪酬；

於最後可行日期，除上文所披露者外：

(1) 肖先生將與本公司訂立服務合約，為期三年。肖先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 肖先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任任何董事職務；

(3) 肖先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 肖先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

除上文所披露者外，就上述第四屆監事會的職工代表監事而言，概無其他事項需提請股東垂注及根據《上市規則》第13.51(2)(h)至(v)條的任何規定並無須予披露的其他資料。

職工代表監事

李曉軍女士，生於一九五六年，為高級經濟師。彼畢業於中國人民大學，在中國民航業擁有逾二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於中國民用航空總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副處長及處長。李女士於一九九七年十二月至二零零零年八月擔任中國民用航空總局人事教育司企事業人事處之處長。李女士自二零零零年十月至二零零四年八月擔任本公司董事、副總經理及黨委副書記。自二零零二年九月起，李女士擔任中國民航信息集團公司(本公司發起人股東)黨委副書記、紀委書記，自二零零八年八月起兼任本公司黨委副書記及紀委書記職務。李女士為本公司第一屆董事會之執行董事，自二零零三年十二月起任本公司第二屆監事會之監事並擔任主席之職，並於二零零七年一月連任本公司第三屆監事會之監事及主席之職。

於最後可行日期，除上文所披露者外：

(1) 李女士將與本公司訂立服務合約，為期三年。李女士的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 李女士並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任任何董事職務；

(3) 李女士與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 李女士概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

肖巍先生，生於一九七零年，畢業於北京航空航天大學，擁有工程碩士學位。肖先生自一九九五年七月加入中國民航計算機信息中心(本公司發起人之一)。自二零零零年十月至二零零八年十月，於本公司曾任網絡部工程師、黨群工作部主任以及本公司之附屬公司瀋陽民航東北凱亞有限公司總經理。自二零零八年十月起至今，肖先生擔任本公司紀委(監察)辦公室主任。

獨立監事

饒戈平先生，生於一九四八年，為北京大學法學院教授、博士生導師、北京大學國際法研究所所長、北京大學港澳台法律研究中心主任、中國國際法學會副會長、全國人大常委會香港基本法委員會委員，並於武漢大學、外交學院、華東政法大學等中國多個大學任兼職教授。饒教授主要研究領域為港澳台法律、國際法等。饒先生亦擔任廣西陽光股份有限公司(其股份於深圳證券交易所上市)之獨立董事。饒先生自二零零三年十二月起擔任本公司第二屆監事會之獨立監事，並於二零零七年一月連任本公司第三屆監事會之獨立監事。

於最後可行日期，除上文所披露者外：

(1) 倘獲重選，饒先生將與本公司訂立服務合約，為期三年。饒先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 饒先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任任何董事職務；

(3) 饒先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 饒先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

除上文所披露者外，就建議重選上述第四屆監事會的建議獨立監事而言，概無其他事項需提請股東垂注及根據《上市規則》第13.51(2)(h)至(v)條的任何規定並無須予披露的其他資料。

(3) 曾女士與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 曾女士概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

喻龑冰先生，生於一九七七年，畢業於中國民用航空學院(現稱中國民航大學)，主修計算機應用，喻先生畢業後加入海南航空股份有限公司(本公司發起人股東)計算機中心，自二零零零年五月起又任職海南海航航空信息系統有限公司，自二零零四年七月至二零零七年九月，喻先生擔任海南海航航空信息系統有限公司副總經理。自二零零七年九月至二零一零年一月，喻先生擔任海航集團有限公司信息管理部總經理，並擔任海南海航航空信息系統有限公司董事長兼首席執行官。自二零零七年十月起至今，喻先生兼任海南百成信息系統有限公司董事長。自二零零八年一月至二零一零年一月，喻先生擔任海航集團有限公司執行總裁助理。自二零一零年一月起，喻先生擔任海航旅業控股(集團)有限公司副總裁兼首席信息官。自二零零七年一月起，喻先生擔任本公司第三屆監事會之監事。

於最後可行日期，除上文所披露者外：

(1) 倘獲重選，喻先生將與本公司訂立服務合約，為期三年。喻先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 喻先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任任何董事職務；

(3) 喻先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 喻先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

除上文所披露者外，就建議重選及選舉上述第四屆監事會的建議股東代表監事而言，概無其他事項需提請股東垂注及根據《上市規則》第13.51(2)(h)至(v)條的任何規定並無須予披露的其他資料。

於最後可行日期，除上文所披露者外：

(1) 倘當選，潘先生將與本公司訂立服務合約，為期三年。潘先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 潘先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任任何董事職務；

(3) 潘先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 潘先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益（定義見《證券及期貨條例》第XV部）。

除上文所披露者外，就建議選舉上述第四屆董事會的建議獨立非執行董事而言，概無其他事項需提請股東垂注及根據《上市規則》第13.51(2)(h)至(v)條的任何規定並無須予披露的其他資料。

監事

股東代表監事

曾毅瑋女士，生於一九七一年，畢業於廈門大學，獲碩士學位。曾女士自一九九三起任職於廈門航空有限公司計財部，歷任計財部財務處副經理、經理，並自二零零四年四月起升任廈門航空有限公司計財部副總經理至今。

於最後可行日期，除上文所披露者外：

(1) 倘當選，曾女士將與本公司訂立服務合約，為期三年。曾女士的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 曾女士並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任任何董事職務；

周德強先生，生於一九四一年。周先生為教授級高級工程師，畢業於南京郵電學院。自一九八四年九月至一九九四年十月，周先生擔任安徽省郵電管理局局長，於一九九四年十月至二零零零年四月先後任郵電部、信息產業部副部長。二零零零年四月至二零零四年十一月任中國電信集團公司總經理，二零零二年九月至二零零四年年十二月擔任中國電信股份有限公司(香港聯交所股票代碼：0728)董事長兼首席執行官。二零零三年三月至二零零八年三月為全國政協委員、全國政協經濟委員會委員。現任中國通信學會理事長、海峽兩岸通信交流協會名譽理事長、中國神華集團公司外部董事、中郵普泰通信服務股份有限公司獨立董事。

於最後可行日期，除上文所披露者外：

(1) 倘當選，周先生將與本公司訂立服務合約，為期三年。周先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 周先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任任何董事職務；

(3) 周先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 周先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

潘崇義先生，生於一九四五年，教授級高級工程師。潘先生畢業於上海理工大學。一九六八年十二月至一九九四年十月，潘先生曾任哈爾濱汽輪機廠副廠長、哈爾濱市輕工業局局長、哈爾濱電站設備集團公司副總經理。自一九九四年十月至一九九七年四月，潘先生擔任哈爾濱動力設備股份有限公司(香港聯交所股票代碼：1133)副董事長兼總經理。一九九七年四月至二零零五年八月潘先生曾任中國機械工業集團公司副總經理、中國電工設備總公司總經理。二零零五年至今，潘先生先後出任中國浦發機械工業股份有限公司董事長、中國鐵通集團公司外部董事、中國房地產集團公司外部董事。

(4) 孫先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

除上文所披露者外，就建議重選及選舉上述第四屆董事會的建議非執行董事而言，概無其他事項需提請股東垂注及根據《上市規則》第13.51(2)(h)至(v)條的任何規定並無須予披露的其他資料。

獨立非執行董事

張鈺明先生，生於一九五三年，為香港註冊會計師及香港會計師公會資深會員、香港銀行學會、內部審計師協會(美國)、合併及收購顧問委員會(美國芝加哥)、特許會計師學會(英格蘭與威爾士)及香港證券專業學會等的會員。張先生於一九八七年畢業於澳門東亞大學，獲得工商管理碩士學位。於二零零九年六月以前，張先生曾擔任普華會計師事務所的助理審計員及高級會計師，並為劉張馮陳會計師事務所的合夥人。自二零零五年一月起，張先生擔任香港富勤會計師有限公司的執行董事。張先生於二零零九年六月起擔任中國冶金科工股份有限公司(香港聯交所股票代碼：1618)的獨立非執行董事。

於最後可行日期，除上文所披露者外：

(1) 倘當選，張先生將與本公司訂立服務合約，為期三年。張先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 張先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任任何董事職務；

(3) 張先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 張先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

於最後可行日期，除上文所披露者外：

(1) 倘獲重選，羅先生將與本公司訂立服務合約，為期三年。羅先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 羅先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任董事職務；

(3) 羅先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 羅先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

孫玉德先生，生於一九五四年，畢業於中國民航學院(現稱中國民航大學)經管系。一九七二年進入中國民航工作，曾任民航太原航站副站長、寧波航站站長、中航浙江航空公司總經理等職務。二零零二年十月起任中國國際航空公司副總裁兼浙江分公司總經理，自二零零四年九月起任中國國際航空股份有限公司(於聯交所主板上市之公司，為本公司發起人及主要股東中國航空集團公司之附屬公司，股票代碼：0753香港；601111上海；AIRC倫敦)副總裁，二零零四年十一月兼任山東航空集團有限公司董事長，二零零五年十二月兼任山東航空集團有限公司總裁、黨委副書記。二零零九年五月任中國航空集團公司副總經理、黨組成員。於最後可行日期，中國航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部的規定向本公司披露的權益，及孫先生為中國航空集團公司的僱員。

於最後可行日期，除上文披露者外：

(1) 倘當選，孫先生將與本公司訂立服務合約，為期三年。孫先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 孫先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任董事職務；

(3) 孫先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

於最後可行日期，除上文所披露者外：

(1) 倘獲重選，王先生將與本公司訂立服務合約，為期三年。王先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 王先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任董事職務；

(3) 王先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 王先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

羅朝庚先生，本公司非執行董事。羅先生生於一九五零年，於一九七零年加入民航業，具有一級飛行機械員職稱。羅先生於一九七零年八月至一九七二年八月任民航蘭州管理局教導隊飛行機械員；一九七二年九月至一九八九年三月任民航第八飛行大隊飛行機械員；一九八九年三月至一九九四年八月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於一九九四年八月至一九九六年十月任中國西北航空公司飛機維修廠黨委書記；一九九六年十月至一九九七年三月任中國西北航空公司飛機維修基地黨委書記及副總經理；一九九七年三月至二零零零年十二月任民航西北管理局副局長。羅先生於二零零零年十二月至二零零一年十一月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；二零零一年十一月至二零零二年九月任雲南航空公司總經理及黨委副書記；二零零二年九月至二零零四年九月羅先生兼任中國東方航空雲南公司總經理。二零零四年九月至二零零六年十月兼任中國東方航空股份有限公司(於聯交所主板上市之公司，為本公司發起人及主要股東中國東方航空集團公司之附屬公司)董事、總經理及黨委副書記。二零零二年九月至今任中國東方航空集團公司副總裁、黨組成員。自二零零七年六月至二零零九年三月，羅先生擔任本公司第三屆董事會副董事長及戰略委員會之主任委員(主席)。自二零零七年六月起，羅先生擔任本公司第三屆董事會之非執行董事及戰略委員會之主任委員。於最後可行日期，中國東方航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部的規定向本公司披露的權益，及羅先生為中國東方航空集團公司的僱員。

於最後可行日期，除上文所披露者外：

(1) 倘獲重選，肖先生將與本公司訂立服務合約，為期三年。肖先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 肖先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任董事職務；

(3) 肖先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 肖先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

除上文所披露者外，就建議重選上述第四屆董事會的建議執行董事而言，概無其他事項需提請股東垂注及根據《上市規則》第13.51(2)(h)至(v)條的任何規定並無須予披露的其他資料。

非執行董事

王全華先生，本公司非執行董事。王先生生於一九五四年，大學畢業，彼於中國民航業擁有近三十年管理經驗。王先生自一九九一年六月加入中國南方航空公司。自一九九八年六月起任職於南方航空(集團)公司(本公司發起人股東)，歷任規劃發展部總經理、總裁助理及副總裁。自二零零二年十月起擔任中國南方航空集團公司副總經理，及自二零零三年三月起擔任中國南方航空股份有限公司(於聯交所主板上市之公司，為中國南方航空集團公司之附屬公司)之董事。自二零零三年十二月起王先生當選本公司第二屆董事會之非執行董事及副董事長。二零零四年三月，王先生由董事會委任為第二屆董事會戰略委員會委員及薪酬與考核委員會委員。自二零零七年一月起，王先生連任本公司第三屆董事會之非執行董事、戰略委員會之委員及薪酬與考核委員會之委員。自二零零七年一月至二零零九年三月，王先生擔任本公司第三屆董事會副董事長。於最後可行日期，中國南方航空集團公司於本公司股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部的規定向本公司披露的權益，及王先生為中國南方航空集團公司的僱員。

記、書記；一九九三年二月至二零零四年四月，在共青團中央國家機關工作委員會工作，先後任副書記、書記，並於二零零零年六月任中央國家機關青年聯合會主席(其間：二零零一年十一月至二零零三年十月，掛職任甘肅省委副秘書長，兼任甘肅省嘉峪關市委副書記)；二零零四年四月至今，在中國民航信息集團公司擔任黨委書記職務；二零零四年四月至二零零八年六月，擔任中國民航信息集團公司副總經理職務；自二零零八年八月起，兼任本公司黨委書記職務。自二零零八年十月起至今，崔先生擔任本公司第三屆董事會之執行董事。

於最後可行日期，除上文所披露者外：

(1) 倘獲重選，崔先生將與本公司訂立服務合約，為期三年。崔先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 崔先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任董事職務；

(3) 崔先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 崔先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

肖殷洪先生，本公司執行董事及總經理。肖先生生於一九六二年，擁有北京航空航天大學碩士學位，高級工程師，於中國航空業擁有逾二十年的管理經驗。一九八四年七月至二零零零年十月，肖先生於中國民航計算機信息中心任職，曾先後擔任應用室副主任、信息室主任、總經理助理、副總經理等職。肖先生於二零零零年十月至二零零三年十二月期間擔任本公司第一屆董事會之執行董事。肖先生自二零零零年十月起至二零零八年八月擔任本公司副總經理，自二零零八年八月起擔任本公司總經理，自二零零八年十月起擔任本公司第三屆董事會之執行董事。肖先生現亦擔任本公司之附屬公司天信達信息技術有限公司董事長、廣州民航信息技術有限公司董事長、青島民航凱亞系統集成有限公司董事長、上海民航信息科技公司董事及中國民航信息網絡股份(香港)有限公司董事。

董事

執行董事

徐強先生，本公司董事長及執行董事。徐先生生於一九六二年，畢業於航空航天部第一研究院，並獲得博士學位。一九九零年十一月至一九九九年五月，徐先生於航空航天部、中國航天工業總公司，先後擔任工程師、研究室副主任、主任、十三所副所長、所長等職務。自一九九九年五月至二零零七年五月，徐先生任職於中國航天科技集團公司，先後擔任第一研究院院長助理、副院長、第十研究院院長及中國航天科技集團公司總工程師職務。自二零零七年五月起，徐先生擔任中國民航信息集團公司總經理及黨委副書記職務。自二零零八年五月起，徐先生擔任本公司第三屆董事會之執行董事及董事長。自二零零八年八月起，徐先生兼任本公司黨委副書記職務。徐先生現亦擔任本公司之附屬公司中國民航信息網絡股份(香港)有限公司董事長及上海民航信息科技有限公司董事長，以及中航信凱亞(北京)置業有限公司董事。

於最後可行日期，除上文所披露者外：

(1) 倘獲重選，徐先生將與本公司訂立服務合約，為期三年。徐先生的薪酬將由臨時股東大會授權董事會經參照現行市價、其職務及工作經驗釐定；

(2) 徐先生並無於本公司及本集團其他成員公司擔任任何職務，亦無於最後可行日期前三年內在其他上市公司擔任董事職務；

(3) 徐先生與本公司任何董事、監事、高級管理層或主要股東或控股股東概無關連；及

(4) 徐先生概無於本公司及聯營公司的股份、相關股份及債券中擁有任何權益(定義見《證券及期貨條例》第XV部)。

崔志雄先生，本公司執行董事。崔先生生於一九六零年，研究生，畢業於中央黨校世界經濟專業。崔先生於一九七六年十二月至一九八九年九月在部隊服役；一九八九年九月至一九九三年二月，在國務院機關事務管理局工作，先後任副主任科員，機關團委副書

4. 於臨時股東大會上投票

根據《上市規則》第13.39(4)條，股東於臨時股東大會上均須以投票方式表決。臨時股東大會主席將按照章程要求以投票方式表決擬於臨時股東大會上提呈的決議案。

投票結果將按《上市規則》第2.07C條於臨時股東大會後公佈。

5. 推薦意見

董事會認為，批准建議選舉及重選董事、股東代表監事及獨立監事的普通決議案符合本公司及股東的整體利益。因此，董事會建議股東於臨時股東大會上投票贊成該等決議案。

6. 一般資料

敬請　閣下留意本通函附錄所載的其他資料。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
徐　強
董事長
謹啟

二零一零年一月二十九日

根據中國法律及規例及章程，職工代表監事應於本公司相關員工代表大會上選舉產生。本公司職工代表大會已於二零零九年十月二十二日召開，選舉李曉軍及肖魏出任第四屆監事會職工代表監事，任期三年，自臨時股東大會結束時起生效。

上述候選人各人的詳細資料載於本通函附錄。

本公司將與所選舉的第四屆董事會董事及第四屆監事會監事訂立服務合約。所選舉董事及監事的薪酬將由董事會參照(其中包括)(i)現行市價；(ii)彼等各自的職務；及(iii)彼等的工作經驗而釐定。

第三屆董事會及第三屆監事會的成員任期已於二零一零年一月八日屆滿，根據中國公司法及章程，惟各成員將繼續擔任董事或監事(視情況而定)直至選舉相關新董事或監事(視情況而定)為止。

3. 臨時股東大會

本公司將於二零一零年三月十六日(星期二)上午九時三十分在中國北京東城區東四西大街157號8層本公司會議室召開臨時股東大會，以審議及酌情批准建議選舉及重選董事及監事。臨時股東大會通告載於本通函第17頁至20頁。

本通函隨附用於臨時股東大會的代表委任表格。無論　閣下擬否出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股股東而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股股東而言)，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

2. 建議選舉及重選第四屆董事會及監事會成員

根據章程，選舉董事或監事(職工代表監事除外)須經股東批准，並於選舉產生之日起計。將於臨時股東大會上提呈普通決議案以供股東審議及酌情批准選舉及重選以下候選人為第四屆董事會及第四屆監事會成員(視情況而定)，任期三年，自臨時股東大會結束時起生效：

第四屆董事會

董事類別	建議
執行董事：	(a) 重選徐　強
	(b) 重選崔志雄
	(c) 重選肖殷洪
非執行董事：	(d) 重選王全華
	(e) 重選羅朝庚
	(f) 選舉孫玉德
獨立非執行董事：	(g) 選舉張鈺明
	(h) 選舉周德強
	(i) 選舉潘崇義

第四屆監事會

監事類別	建議
股東代表監事：	(j) 選舉曾毅瑋；
	(k) 重選喻龑冰
獨立監事：	(l) 重選饒戈平



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

董事：
徐　強 *(董事長)*
崔志雄
肖殷洪
王全華[#]
羅朝庚[#]
曹光福[#]
易永發[##]
袁耀輝[##]
蔡敬金[##]

註冊辦公地址：
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

[#] *非執行董事*
[##] *獨立非執行董事*

敬啟者：

選舉及重選董事及監事
及
臨時股東大會通告

1. 緒言

董事建議尋求股東於臨時股東大會上批准選舉及重選第四屆董事會及第四屆監事會成員(職工代表監事除外)。

本通函旨在為　閣下提供(其中包括)有關(i)建議選舉及重選第四屆董事會及第四屆監事會成員；及(ii)臨時股東大會通告的詳細資料。

「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「監事」	指	本公司監事
「監事會」	指	本公司監事會

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「章程」	指	本公司公司章程
「董事會」	指	董事會
「本公司」	指	中國民航信息網絡股份有限公司，根據中國法律註冊成立的公司，其股份在聯交所主板上市，而其美國預託證券在美國場外證券市場進行買賣
「董事」	指	本公司董事
「內資股」	指	本公司股本中每股面值人民幣1.00元的內資股
「臨時股東大會」	指	本公司為批准建議的董事及監事的選舉及重選(職工代表監事除外)而將於二零一零年三月十六日(星期二)召開的臨時股東大會，大會通告載於本通函第17頁至第20頁
「本集團」	指	本公司及其附屬公司
「H股」	指	本公司股本中每股面值人民幣1.00元的H股
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「最後可行日期」	指	二零一零年一月二十六日，即本通函付印前為確定當中所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國，就本通函而言，不包括中國澳門特別行政區及香港
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢　閣下的持牌證券交易商或註冊證券機構、銀行經理、股票經紀、律師、專業會計師或其他適當的獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、持牌證券交易商或註冊證券機構或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

選舉及重選董事及監事
及
臨時股東大會通告

董事會函件載於本通函第1頁至第4頁。

臨時股東大會將於二零一零年三月十六日(星期二)上午九時三十分於中華人民共和國北京東城區東四西大街157號8層本公司會議室召開，大會通告載於本通函第17頁至第20頁。無論　閣下擬否出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股股東而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就內資股股東而言)，且不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

二零一零年一月二十九日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS AND NOTICE OF EGM

Independent financial adviser to the Independent Board Committee and the Independent Shareholders



招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 1 to 31 of this circular. A letter from the Independent Board Committee is set out on page 32 of this circular. A letter from China Merchants containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 33 to 54 of this circular.

A notice convening the EGM to be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the People's Republic of China at 11:00 a.m. on Wednesday, 30 December 2009 is set out on pages 59 to 64 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China (in case of holders of domestic shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

13 November 2009

CONTENTS

Page

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of the Company
"Air China"	Air China Limited (中國國際航空股份有限公司)
"Air China Transactions"	the continuing connected transactions between the Group and Air China in relation to the provision of technology services, revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services as set out in this circular
"Annual Cap(s)"	the expected maximum aggregate annual amount of the Continuing Connected Transactions for each of the three years ending 31 December 2012, as set out in the paragraph headed "Annual Caps" in this circular
"Articles"	the articles of association of the Company
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"CAAC"	Civil Aviation Administration of China (中國民用航空局), the administrative authority in the civil aviation industry in the PRC
"Changan Airlines"	Changan Airlines Limited (長安航空有限責任公司), a Promoter with a shareholding of 0.08% in the Company
"China Merchants"	China Merchants Securities (HK) Co., Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO
"Chongqing Airlines"	Chongqing Airlines Company Limited (重慶航空有限公司)

"Chongqing Cares"	Cares Chongqing Information Technology Co., Ltd. (重慶民航凱亞信息技術有限公司)
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person(s)"	has the same meaning as ascribed to it under the Listing Rules
"Connected Service Companies"	Huadong Cares, Shanghai Cares, Xinan Cares, Qingdao Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares, Dongbei Cares, Shenzhen Cares and Guangzhou Airport which are the connected persons of the Company under Chapter 14A of the Listing Rules
"Continuing Connected Transactions"	(i) the continuing connected transactions under the Waiver, including Air China Transactions, Southern Airlines Transactions, Lucky Airlines Transactions, Shandong Airlines Transactions, Eastern Airlines Transactions, Macau Airlines Transactions, Xiamen Airlines Transactions, Hainan Airlines Transactions; (ii) the transactions between the Company and the Connected Service Companies contemplated under the New Network Services Agreement; and (iii) the Sichuan Airlines Transactions
"Director(s)"	the director(s) of the Company
"Dongbei Cares"	Shenyang Civil Aviation Cares of Northeast China, Ltd. (瀋陽民航東北凱亞有限公司)
"Eastern Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a Promoter with a shareholding of 0.27% in the Company
"Eastern Airlines Transactions"	the continuing connected transactions between ACCA and Eastern Airlines in relation to the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services as set out in this circular
"Eastern Holding"	China Eastern Air Holding Limited (中國東方航空集團公司), a Promoter with a shareholding of 11.22% in the Company and thus a substantial shareholder of the Company
"Eastern Wuhan"	China Eastern Airlines Wuhan Company Limited (中國東方航空武漢有限責任公司), a Promoter with a shareholding of 0.13% in the Company and a subsidiary of Eastern Holding

"EGM"	extraordinary general meeting of the Company to be held on Wednesday, 30 December 2009 for the purpose of approving (i) a general mandate with a three-year term ending 31 December 2012 in order to continue the continuing connected transactions under the Waiver; and (ii) the Continuing Connected Transactions and the Annual Caps, and the notice of which is set out on pages 59 to 64 of this circular
"Group"	the Company and its subsidiaries, including ACCA
"Guangzhou Airport"	Guangzhou Airport AirSpan Information Technology Co. Ltd. (廣州空港航翼信息科技有限公司)
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a Promoter with a shareholding of 1.13% in the Company
"Hainan Airlines Transactions"	the continuing connected transactions between ACCA and Hainan Airlines in relation to the provision of interline data exchange services as set out in this circular
"Hainan Cares"	Hainan Civil Aviation Cares Co., Ltd. (海南民航凱亞有限公司)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Huadong Cares"	Shanghai Civil Aviation East China Cares System Integration Co., Ltd. (上海民航華東凱亞系統集成有限公司)
"Hubei Cares"	Cares Hubei Co., Ltd. (湖北民航凱亞有限公司)
"Independent Board Committee"	the independent board committee of the Company established by the Company which comprises Yick Wing Fat, Simon, Yuan Yaohui and Chua Keng Kim to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps
"Independent Shareholders"	the shareholders of the Company who are not required to abstain from voting in respect of the relevant Continuing Connected Transactions at the EGM
"Independent Third Parties"	third parties independent of the Company and the connected persons of the Company
"Latest Practicable Date"	9 November 2009, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lucky Airlines"	Yunnan Lucky Airlines Company Limited (雲南祥鵬航空有限責任公司)
"Lucky Airlines Transactions"	the continuing connected transactions between the Company and Lucky Airlines in relation to the provision of technology services as set out in this circular
"Macau Airlines"	Air Macau Company Limited (澳門航空股份有限公司)
"Macau Airlines Transactions"	the continuing connected transactions between ACCA and Macau Airlines in relation to the provision of passenger and cargo revenue accounting and settlement services as set out in this circular
"Major Promoters"	Southern Holding, Eastern Holding, National Aviation Holding, Xiamen Airlines, Eastern Airlines and Eastern Wuhan
"Minority Promoters"	Changan Airlines, Xinhua Airlines, Hainan Airlines and Shandong Airlines
"National Aviation Holding"	China National Aviation Holding Company (中國航空集團公司), a Promoter with a shareholding of 9.17% in the Company
"New Network Services Agreement"	the framework agreement entered into between the Company and 25 Service Companies in relation to network services on 4 November 2009
"PRC"	the People's Republic of China and, for the purpose of this circular, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"Promoter"	promoter of the Company
"Qingdao Cares"	Civil Aviation Cares of Qingdao Limited (青島民航凱亞系統集成有限公司)
"RMB"	Renminbi, the lawful currency of the PRC
"Service Company(ies)"	the companies which entered into the New Network Services Agreement with the Company on 4 November 2009 and details of such companies are set out in this circular

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shandong Airlines"	Shandong Airlines Company Limited (山東航空股份有限公司), a Promoter with a shareholding of 0.45% in the Company
"Shandong Airlines Transactions"	the continuing connected transactions between the Group and Shandong Airlines in relation to the provision of technology services, revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services as set out in this circular
"Shanghai Airlines"	Shanghai Airlines Co., Ltd. (上海航空股份有限公司)
"Shanghai Airlines Transactions"	the transactions between ACCA and Shanghai Airlines in relation to the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services as set out in this circular
"Shanghai Cares"	Shanghai Dongmei Aviation Tourism Online Co., Ltd. (上海東美在線旅行社有限公司)
"Shareholder(s)"	shareholder(s) of the Company
"Shenzhen Airlines"	Shenzhen Airlines Company Limited (深圳航空有限責任公司), a Promoter with a shareholding of 0.64% in the Company
"Shenzhen Cares"	Cares Shenzhen Co., Ltd. (深圳民航凱亞有限公司)
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司)
"Sichuan Airline Services Agreement"	the agreement dated 26 January 2005 and entered into between the Company and Sichuan Airlines in relation to the provision of technology services by the Company to Sichuan Airlines for an initial term of three years up to 1 January 2008, which had been extended by two one-year terms up to 31 December 2009 as agreed between the Company and Sichuan Airlines on 14 November 2007 and 30 December 2008 as disclosed earlier, and which will be further extended for one year up to 31 December 2010 as agreed between the Company and Sichuan Airlines on 9 November 2009
"Sichuan Airlines Transactions"	the transactions contemplated under the Sichuan Airline Services Agreement

"Sichuan Group"	Sichuan Air Group Company (四川航空集團公司), a Promoter with a shareholding of 0.18% in the Company
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司)
"Southern Airlines Transactions"	the continuing connected transactions between the Company, Southern Airlines, Xiamen Airlines and Chongqing Airlines in relation to the provision of technology services to Southern Airlines, Xiamen Airlines and Chongqing Airlines as set out in this circular
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司), a Promoter with a shareholding of 11.94% in the Company and thus a substantial shareholder of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning as ascribed to it under the Listing Rules
"Supervisor(s)"	the supervisor(s) of the Company
"Waiver"	a waiver granted by the Stock Exchange from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to Air China Transactions, Southern Airlines Transactions, Lucky Airlines Transactions, Shandong Airlines Transactions, Eastern Airlines Transactions, Macau Airlines Transactions, Xiamen Airlines Transactions and Hainan Airlines Transactions. Such waiver is for a three-year term commencing from the expiry of the respective terms of the existing transactions above
"Xiamen Airlines"	Xiamen Airlines Company Limited (廈門航空有限公司), a Promoter with a shareholding of 2.25% in the Company and a subsidiary of Southern Holding
"Xiamen Airlines Transactions"	the continuing connected transactions between ACCA and Xiamen Airlines in relation to the provision of interline data exchange services as set out in this circular
"Xiamen Cares"	Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)
"Xi'an Cares"	Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)

"Xinan Cares"	Aviation Cares of Southwest Chengdu, Ltd. (成都民航西南凱亞有限責任公司)
"Xinhua Airlines"	China Xinhua Airlines Company Limited (中國新華航空有限責任公司), a Promoter with a shareholding of 0.78% in the Company
"Xinjiang Cares"	Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)
"Yunnan Cares"	Aviation Cares of Yunnan Information Co., Ltd. (雲南民航凱亞信息有限公司)
"2006 Network Services Agreement"	the framework agreement entered into between the Company and 21 Service Companies in relation to network services on 30 December 2006
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, the exchange rate at HK$1= RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Wang Quanhua#
Luo Chaogeng#
Cao Guangfu#
Yick Wing Fat, Simon##
Yuan Yaohui##
Chua Keng Kim##

\# *Non-executive Directors*
\## *Independent non-executive Directors*

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the PRC

13 November 2009

To the Shareholders

Dear Sir/Madam

CONTINUING CONNECTED TRANSACTIONS
AND
NOTICE OF EGM

1. BACKGROUND

As set out in the Company's announcements dated 4 November 2009 and 9 November 2009, the Directors proposes to seek (i) a general mandate with a three-year term ending 31 December 2012 from the Independent Shareholders in order to continue the continuing connected transactions under the Waiver, and (ii) the Independent Shareholders' approval for the Continuing Connected Transactions in relation to the New Network Services Agreement and the Sichuan Airline Services Agreement and the respective Annual Caps at the EGM.

The purposes of this circular are to provide you with, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM.

2. CONTINUING CONNECTED TRANSACTIONS

I. Continuing Connected Transactions under the Waiver

Reference is made to the announcement of the Company dated 2 September 2009 relating to the grant by the Stock Exchange of a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules with respect to certain continuing connected transactions between the Group on the one part and the Major Promoters, the Minority Promoters and/or their respective associates on the other part. The Waiver is for a three-year term commencing from the expiry of the respective terms of the existing continuing connected transactions.

Details of the continuing connected transactions under the Waiver are set out below:

(a) Provision of Technology Services

Parties: *Service provider:*

The Company

Service recipients:

(1) Air China

(2) Southern Airlines (including Xiamen Airlines and Chongqing Airlines)

(3) Lucky Airlines

(4) Shandong Airlines

Term: 1 January 2010 to 31 December 2012

Services: The scope of technology services consists of the following: -

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic ticket sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees: The service fees for the technology services are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's pricing schedule, depending on the types of system through which the transactions are processed, a per passenger booking fee is payable for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the service fees include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device ("PID") connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on a monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

(b) Provision of (i) Revenue Accounting Systems Development and Support Services and (ii) Passenger and Cargo Revenue Accounting and Settlement Services

Parties: *Service provider:*

ACCA

Service recipients:

(1) Eastern Airlines

(2) Air China

(3) Macau Airlines

(4) Shandong Airlines

Term: 1 January 2010 to 31 December 2012

Services: The scope of revenue accounting systems development and support services consists of the provision of computer system application development and support services including self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system.

The scope of passenger and cargo revenue accounting and settlement services consists of the provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services.

Service fees: Charge rates of revenue accounting systems development and support services are determined by negotiation with reference to the costs and specifications of the relevant type of services provided and varies depending on the transaction volume (i.e. the higher the transaction volume, the lower the rate). The rates of unit price for international and domestic passengers revenue accounting system development and support services are no more than RMB1.65 and RMB0.6 respectively. The rates of unit price for international and domestic cargo revenue accounting system development and support services are no more than RMB5.2 and RMB1.8 respectively.

The fees of passenger and cargo revenue accounting and settlement services are determined by negotiation with reference to the rates and rules prescribed in the relevant document issued by the CAAC. The prices of the provision of the services are based on the calculation of (i) the transaction volume times unit price ranging from RMB0.15 to RMB6 and (ii) the percentage rate of the total accounting amount ranging from 0.3% to 3%.

(c) Provision of interline data exchange services

Parties:	*Service provider:*
	ACCA
	Service recipients:
	(1) Xiamen Airlines
	(2) Hainan Airlines
Term:	1 January 2010 to 31 December 2012
Services:	The scope of interline data exchange services consists of the provision of services which include receiving interline outward billing data from various airline companies, identifying the airlines to be charged for receipt of such services ("**Billed Airlines**"), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines.
Service fees:	A fixed annual service fee of RMB120,000.

II. THE NEW NETWORK SERVICES AGREEMENT

The Company entered into the 2006 Network Services Agreement with 21 Service Companies on 30 December 2006. The existing term of such agreement will expire on 31 December 2009. The Company therefore entered into the New Network Services Agreement with 25 Service Companies on 4 November 2009.

Date:	4 November 2009
Parties:	(a) The Company
	Service Companies:
	(b) Yunnan TravelSky Airport Technology Limited (雲南航信空港網絡有限公司)
	(c) Heilongjiang TravelSky Airport Technology Limited (黑龍江航信空港網絡有限公司)

(d) Dalian TravelSky Airport Technology Limited (大連航信空港網絡有限責任公司)

(e) Hebei TravelSky Airport Technology Limited (河北航信空港網路有限公司)
(Companies (b) to (e) are associated companies of the Company. Company (b) is owned as to 40% by the Company and each of companies (c) to (e) is owned as to 50% by the Company. The remaining interests in companies (b) to (e) are owned by Independent Third Parties.)

(f) TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司)

(g) TravelSky Technology (Singapore) Limited (中國民航信息網絡股份(新加坡)有限公司)

(h) TravelSky Technology (Japan) Limited (中國民航信息網絡股份(日本)有限公司)

(i) TravelSky Technology (Korea) Limited (中國民航信息網絡股份(韓國)有限公司)

(j) InfoSky Technology Company Limited (天信達信息技術有限公司)

(k) Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司)

(l) Guangzhou TravelSky Information Technology Limited (廣州民航信息技術有限公司)
(Companies (f) to (l) are wholly owned subsidiaries of Company)

(m) Huadong Cares

(n) Shanghai Cares

(o) Xinan Cares

(p) Qingdao Cares

(q) Hainan Cares

(r) Hubei Cares

(s) Chongqing Cares

(t) Yunnan Cares

(u) Xiamen Cares

(v) Xi'an Cares

(w) Xinjiang Cares

(x) Dongbei Cares

(y) Shenzhen Cares

(z) Guangzhou Airport
*(Companies (m) to (z) are collectively referred to as the "**Connected Service Companies**")*

Term: From 1 January 2010 to 31 December 2012, renewable automatically for a successive term of three years commencing from the date of the expiry of such term, if no written opposition raised by either party three months in advance.

Services: The Service Companies shall (i) establish, operate and maintain regional network nodes, facilities and connections to the network and systems of the Company in their respective regions and serve as local service centers for the Company's data network operations, and providing services such as connections to the network's nodes, data transmission equipment, terminals, the installation of equipment, maintenance, technical support and other network services; (ii) provide technical services to the users of the Company's aviation information technology systems in respect of the Company's nationwide data network; (iii) provide marketing and distribution services for the products of the Company; and (iv) provide technology development services *((iii) and (iv) are collectively referred to as the "**Additional Services**").*

The Company shall lease the major equipment required for the network node for use by the Service Companies and shall be responsible for the design of network configuration layout, installation, testing and maintenance of the equipment according to the needs of the Service Companies.

Service fees:

The basis of service fees are generally determined: (i) according to the rates prescribed by the government regulatory bodies (such as CAAC) where the services are regulated by the government regulatory bodies; (ii) through negotiation between the Company and the respective Service Companies with reference to guide prices proposed by the government regulatory bodies; (iii) through negotiation between the Company and the respective Service Companies based on the prevailing market prices (if any) or the previous prescribed rates or guide prices, or on a cost basis, where no prescribed rates or guide prices are available, or they have been cancelled or are no longer applicable.

With respect to connection to the Company's network and system, the Service Companies shall pay (i) connection fees on a monthly basis in cash for connection to the Company's network based on the usage with reference to the rates prescribed by CAAC; (ii) PID technical service fees on a monthly basis in cash based on the usage with reference to the rates prescribed by CAAC; and (iii) technical service fees on a monthly basis in cash for connection to the Company's mainframe via the Internet and use of the products of the Company based on the usage at the rates prescribed by the Company or according to separate agreements to be entered into between the Company and the respective Service Companies on each product.

With respect to equipment leasing and maintenance, (i) the Service Companies shall pay equipment lease fees (if any) on a cost basis or at the prevailing market prices or according to separate agreements to be entered into between the Company and the respective Service Companies; and (ii) the Company shall pay the equipment maintenance fees on a cost basis or at the prevailing market prices or according to separate agreements to be entered into between the Company and the respective Service Companies.

With respect to marketing and distribution of services and products of the Company, (i) the Company shall pay for technical support services provided by the Service Companies to the users of the Company (if any) and such fees may be determined according to separate agreements to be entered into between the Company and the respective Service Companies; and (ii) the Company shall pay market services fees at an agreed price based on the transaction volume processed by the Service Companies on the e-commerce system platform and the Service Companies shall pay system processing fees based on the agreed prices or according to separate agreements to be entered into between the Company and the respective Service Companies; and (iii) the Company shall share the revenue from e-ticketing services with the Service Companies on a pro-rata basis according to market prevailing prices or pursuant to separate agreements to be entered into between the Company and the respective Service Companies; and (iv) the Company shall pay service fees for distribution of hotel services on a pro-rata basis or pursuant to separate agreements to be entered into between the Company and the respective Service Companies.

With respect to technology development services, the Company shall pay technology development service fees (if any) for engaging the professional personnel from the Service Companies for provision of, amongst others, product development services and such fees may be determined according to a separate agreements to be entered into between the Company and the respective Service Companies.

III. THE SICHUAN AIRLINE SERVICES AGREEMENT

The Company has been providing certain technology services to Sichuan Airlines under the Sichuan Airline Services Agreement. The existing term of the Sichuan Airline Services Agreement will expire on 31 December 2009. Having been satisfied with the existing good working relationship, the Company and Sichuan Airlines have reached an agreement on 9 November 2009 to renew the Sichuan Airline Services Agreement for a further term up to 31 December 2010 upon the expiry of the existing term on 31 December 2009.

Details of the Sichuan Airline Services Agreement are set out below :

Parties:	*Service provider :* The Company *Service recipients :* Sichuan Airlines
Term :	1 January 2010 to 31 December 2010
Services :	The same as those described in the section headed "I. Continuing Connected Transactions under the Waiver — (a) Provision of Technology Services" above.
Service fees :	The same as those described in the section headed "I. Continuing Connected Transactions under the Waiver — (a) Provision of Technology Services" above.

3. HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the aggregated amounts of the Continuing Connected Transactions for the two years ended 31 December 2008 and eight months ended 31 August 2009:

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ended 31 December		Eight months ended
		2007	2008	31 August 2009
Air China Transactions	I(a)	RMB241,469,000 (equivalent to approximately HK$274 million)	RMB239,727,000 (equivalent to approximately HK$272 million)	RMB125,168,000 (equivalent to approximately HK$142 million)
	I(b)	RMB48,032,000 (equivalent to approximately HK$55 million)	RMB46,321,000 (equivalent to approximately HK$53 million)	RMB27,829,000 (equivalent to approximately HK$32 million)
Southern Airlines Transactions	I(a)	RMB347,507,000 (equivalent to approximately HK$395 million)	RMB336,495,000 (equivalent to approximately HK$382 million)	RMB181,126,000 (equivalent to approximately HK$206 million)
Lucky Airlines Transactions	I(a)	—	RMB8,697,000 (equivalent to approximately HK$10 million)	RMB9,264,000 (equivalent to approximately HK$11 million)

Shandong Airlines Transactions	I(a)	RMB33,668,000 (equivalent to approximately HK$38 million)	RMB33,427,000 (equivalent to approximately HK$38 million)	RMB18,291,000 (equivalent to approximately HK$21 million)
	I(b)	RMB2,886,000 (equivalent to approximately HK$3 million)	RMB2,891,000 (equivalent to approximately HK$3 million)	RMB1,920,000 (equivalent to approximately HK$2 million)
Eastern Airlines Transactions	I(b)	RMB53,506,000 (equivalent to approximately HK$61 million)	RMB49,349,000 (equivalent to approximately HK$56 million)	RMB29,186,000 (equivalent to approximately HK$33 million)
Shanghai Airlines Transactions	I(b)	RMB8,710,000 (equivalent to approximately HK$10 million)	RMB10,627,000 (equivalent to approximately HK$12 million)	RMB4,803,000 (equivalent to approximately HK$5 million)
Macau Airlines Transactions	I(b)	RMB9,530,000 (equivalent to approximately HK$11 million)	RMB7,941,000 (equivalent to approximately HK$9 million)	RMB3,751,000 (equivalent to approximately HK$4 million)
Xiamen Airlines Transactions	I(c)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)	RMB80,000 (equivalent to approximately HK$91,000)
Hainan Airlines Transactions	I(c)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)	RMB80,000 (equivalent to approximately HK$91,000)

Transactions with Huadong Cares under the 2006 Network Services Agreement	II	RMB848,000 (equivalent to approximately HK$1 million)	RMB3,633,000 (equivalent to approximately HK$4 million)	RMB11,439,000 (equivalent to approximately HK$13 million)
Transactions with Shanghai Cares under the 2006 Network Services Agreement	II	—	—	—
Transactions with Xinan Cares under the 2006 Network Services Agreement	II	RMB1,459,000 (equivalent to approximately HK$2 million)	RMB5,375,000 (equivalent to approximately HK$6 million)	RMB3,772,000 (equivalent to approximately HK$4 million)
Transactions with Qingdao Cares under the 2006 Network Services Agreement	II	RMB723,000 (equivalent to approximately HK$1 million)	RMB777,000 (equivalent to approximately HK$1 million)	RMB514,000 (equivalent to approximately HK$1 million)
Transactions with Hainan Cares under the 2006 Network Services Agreement	II	RMB1,430,000 (equivalent to approximately HK$2 million)	RMB2,087,000 (equivalent to approximately HK$2 million)	RMB1,353,000 (equivalent to approximately HK$2 million)
Transactions with Hubei Cares under the 2006 Network Services Agreement	II	RMB4,076,000 (equivalent to approximately HK$5 million)	RMB3,883,000 (equivalent to approximately HK$4 million)	RMB3,077,000 (equivalent to approximately HK$3 million)
Transactions with Chongqing Cares under the 2006 Network Services Agreement	II	RMB1,263,000 (equivalent to approximately HK$1 million)	RMB1,251,000 (equivalent to approximately HK$1 million)	RMB838,000 (equivalent to approximately HK$1 million)
Transactions with Yunnan Cares under the 2006 Network Services Agreement	II	RMB2,380,000 (equivalent to approximately HK$3 million)	RMB2,390,000 (equivalent to approximately HK$3 million)	RMB1,608,000 (equivalent to approximately HK$2 million)

Transactions with Xiamen Cares under the 2006 Network Services Agreement	II	RMB4,228,000 (equivalent to approximately HK$5 million)	RMB2,176,000 (equivalent to approximately HK$2 million)	RMB1,359,000 (equivalent to approximately HK$2 million)
Transactions with Xi'an Cares under the 2006 Network Services Agreement	II	RMB2,850,000 (equivalent to approximately HK$3 million)	RMB2,679,000 (equivalent to approximately HK$3 million)	RMB2,290,000 (equivalent to approximately HK$3 million)
Transactions with Xinjiang Cares under the 2006 Network Services Agreement	II	RMB2,973,000 (equivalent to approximately HK$3 million)	RMB2,655,000 (equivalent to approximately HK$3 million)	RMB1,891,000 (equivalent to approximately HK$2 million)
Transactions with Dongbei Cares under the 2006 Network Services Agreement	II	RMB4,369,000 (equivalent to approximately HK$5 million)	RMB3,987,000 (equivalent to approximately HK$5 million)	RMB2,694,000 (equivalent to approximately HK$3 million)
Transactions with Shenzhen Cares under the 2006 Network Services Agreement	II	RMB10,319,000 (equivalent to approximately HK$12 million)	RMB9,695,000 (equivalent to approximately HK$11 million)	RMB6,812,000 (equivalent to approximately HK$8 million)
Transactions with Guangzhou Airport under the 2006 Network Services Agreement	II	—	—	—
Sichuan Airlines Transactions	III	RMB68,420,000 (equivalent to approximately HK$78 million)	RMB68,071,000 (equivalent to approximately HK$77 million)	RMB40,843,000 (equivalent to approximately HK$46 million)

4. ANNUAL CAPS

Set out below is a summary of the Annual Caps for the Continuing Connected Transactions proposed for the three years ending 31 December 2012:

	Respective types of Continuing Connected Transactions with reference to the section headed "Continuing Connected Transactions" above	Year ending 31 December		
		2010	2011	2012
Air China Transactions	I(a)	RMB345,207,000 (equivalent to approximately HK$392 million)	RMB414,248,000 (equivalent to approximately HK$471 million)	RMB497,098,000 (equivalent to approximately HK$565 million)
	I(b)	RMB66,702,000 (equivalent to approximately HK$76 million)	RMB80,043,000 (equivalent to approximately HK$91 million)	RMB96,051,000 (equivalent to approximately HK$109 million)
Southern Airlines Transactions	I(a)	RMB484,553,000 (equivalent to approximately HK$551 million)	RMB581,463,000 (equivalent to approximately HK$661 million)	RMB697,756,000 (equivalent to approximately HK$793 million)
Lucky Airlines Transactions	I(a)	RMB25,047,000 (equivalent to approximately HK$28 million)	RMB30,057,000 (equivalent to approximately HK$34 million)	RMB36,068,000 (equivalent to approximately HK$41 million)

Shandong Airlines Transactions	I(a)	RMB48,135,000 (equivalent to approximately HK$55 million)	RMB57,762,000 (equivalent to approximately HK$66 million)	RMB69,314,000 (equivalent to approximately HK$79 million)
	I(b)	RMB4,163,000 (equivalent to approximately HK$5 million)	RMB4,996,000 (equivalent to approximately HK$6 million)	RMB5,995,000 (equivalent to approximately HK$7 million)
Eastern Airlines Transactions (taking into account the estimated amounts of the Shanghai Airlines Transactions)	I(b)	RMB86,365,000 (equivalent to approximately HK$98 million)	RMB103,639,000 (equivalent to approximately HK$118 million)	RMB124,366,000 (equivalent to approximately HK$141 million)
Macau Airlines Transactions	I(b)	RMB11,435,000 (equivalent to approximately HK$13 million)	RMB13,722,000 (equivalent to approximately HK$16 million)	RMB16,466,000 (equivalent to approximately HK$19 million)
Xiamen Airlines Transactions	I(c)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)
Hainan Airlines Transactions	I(c)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)	RMB120,000 (equivalent to approximately HK$136,000)
Transactions with Huadong Cares under the New Network Services Agreement	II	RMB37,138,000 (equivalent to approximately HK$42 million)	RMB44,566,000 (equivalent to approximately HK$51 million)	RMB53,479,000 (equivalent to approximately HK$61 million)

Transactions with Shanghai Cares under the New Network Services Agreement	II	RMB280,000 (equivalent to approximately HK$0.3 million)	RMB336,000 (equivalent to approximately HK$0.4 million)	RMB403,000 (equivalent to approximately HK$0.5 million)
Transactions with Xinan Cares under the New Network Services Agreement	II	RMB26,510,000 (equivalent to approximately HK$30 million)	RMB31,812,000 (equivalent to approximately HK$36 million)	RMB38,174,000 (equivalent to approximately HK$43 million)
Transactions with Qingdao Cares under the New Network Services Agreement	II	RMB4,840,000 (equivalent to approximately HK$6 million)	RMB5,808,000 (equivalent to approximately HK$7 million)	RMB6,970,000 (equivalent to approximately HK$8 million)
Transactions with Hainan Cares under the New Network Services Agreement	II	RMB3,672,000 (equivalent to approximately HK$4 million)	RMB4,406,000 (equivalent to approximately HK$5 million)	RMB5,288,000 (equivalent to approximately HK$6 million)
Transactions with Hubei Cares under the New Network Services Agreement	II	RMB6,229,000 (equivalent to approximately HK$7 million)	RMB7,475,000 (equivalent to approximately HK$8 million)	RMB8,970,000 (equivalent to approximately HK$10 million)
Transactions with Chongqing Cares under the New Network Services Agreement	II	RMB2,470,000 (equivalent to approximately HK$3 million)	RMB2,964,000 (equivalent to approximately HK$3 million)	RMB3,557,000 (equivalent to approximately HK$4 million)
Transactions with Yunnan Cares under the New Network Services Agreement	II	RMB4,211,000 (equivalent to approximately HK$5 million)	RMB5,053,000 (equivalent to approximately HK$6 million)	RMB6,064,000 (equivalent to approximately HK$7 million)

Transactions with Xiamen Cares under the New Network Services Agreement	II	RMB3,802,000 (equivalent to approximately HK$4 million)	RMB4,562,000 (equivalent to approximately HK$5 million)	RMB5,475,000 (equivalent to approximately HK$6 million)
Transactions with Xi'an Cares under the New Network Services Agreement	II	RMB4,619,000 (equivalent to approximately HK$5 million)	RMB5,543,000 (equivalent to approximately HK$6 million)	RMB6,651,000 (equivalent to approximately HK$8 million)
Transactions with Xinjiang Cares under the New Network Services Agreement	II	RMB4,232,000 (equivalent to approximately HK$5 million)	RMB5,078,000 (equivalent to approximately HK$6 million)	RMB6,094,000 (equivalent to approximately HK$7 million)
Transactions with Dongbei Cares under the New Network Services Agreement	II	RMB6,611,000 (equivalent to approximately HK$8 million)	RMB7,933,000 (equivalent to approximately HK$9 million)	RMB9,520,000 (equivalent to approximately HK$11 million)
Transactions with Shenzhen Cares under the New Network Services Agreement	II	RMB15,257,000 (equivalent to approximately HK$17 million)	RMB18,308,000 (equivalent to approximately HK$21 million)	RMB21,970,000 (equivalent to approximately HK$25 million)
Transactions with Guangzhou Airport under the New Network Services Agreement	II	RMB1,000,000 (equivalent to approximately HK$1 million)	RMB1,200,000 (equivalent to approximately HK$1 million)	RMB1,440,000 (equivalent to approximately HK$2 million)
Sichuan Airlines Transactions	III	RMB98,022,000 (equivalent to approximately HK$111 million)	—	—

5. BASIS OF THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS

(a) Provision of technology services

The Annual Caps are determined with reference to (i) the historical transaction amounts of such type of transactions between the Group and the connected persons for the year ended 31 December 2008 and the eight months ended 31 August 2009; and (ii) the estimated annual growth rate of 20% in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

(b) Provision of (i) revenue accounting systems development and support services and (ii) passenger and cargo revenue accounting and settlement services

The Annual Caps are determined with reference to (i) the historical transaction amounts of such type of transactions between the Group and the connected persons for the year ended 31 December 2008 and the eight months ended 31 August 2009; (ii) an estimated annual increase of 20% in the level of service and scope of services provided by the Group taking into account of the future growth rate of aviation industry and the historical growth of airlines' business in the recent years. In respect of the Eastern Airlines Transactions, the Annual Caps have taken into account the historical transaction amounts involving Shanghai Airlines in view of the absorption of Shanghai Airlines by Eastern Airlines to be expected in the near future.

(c) Provision of interline data exchange services

The Annual Caps are determined based on the fixed amount of annual service fee charged under the previous agreements. It is expected that there will be no major change in the level of service fee for the period from 2010 to 2012.

(d) Provision of network services

The Annual Caps are determined with reference to (i) the historical transaction amounts of the transactions with the Connected Service Companies under the 2006 Network Services Agreement for the year ended 31 December 2008 and the eight months ended 31 August 2009; and (ii) the Additional Services to be provided under the New Network Services Agreement other than those provided under the 2006 Network Services Agreement; and (iii) the estimated annual growth rate of 20% in the transaction volume of the existing and additional services taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

The Directors (other than the independent non-executive Directors whose opinion is set out in the "Letter from the Independent Board Committee" in this circular) believe that the Annual Caps are fair and reasonable in so far as the Company and the shareholders of the Company are concerned. The Independent Board Committee will give their recommendations, after taking into account the advice of the independent financial adviser, in their letter to the Independent Board Committee and the Independent Shareholders to be included in the Company's circular.

6. REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

ACCA, which has become a wholly owned subsidiary of the Company since 3 March 2009, is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies.

The provision of the various services as described in the section headed "I. Continuing Connected Transactions under the Waiver" and "III. Sichuan Airline Services Agreement" are in the ordinary and usual course of business of the Group. The Group will receive service fees for provision of such services and thus such transactions will increase the total revenue of the Group.

The Company entered into the 2006 Network Services Agreement with 21 Service Companies on 30 December 2006. The existing term of such agreement will expire on 31 December 2009. The Company therefore entered into the New Network Services Agreement with 25 Service Companies on 4 November 2009. The Service Companies are companies established by the Company and other parties for distributing the products of the Company and provide better services to customers in different regions.

The Directors (other than the independent non-executive Directors whose opinion is set out in the "Letter from the Independent Board Committee" in this circular) are of the view that the Continuing Connected Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms, and the terms of the Continuing Connected Transactions and the Annual Caps are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

7. INFORMATION ABOUT THE CONNECTED COUNTERPARTIES

Air China

Air China is a subsidiary of National Aviation Holding, which is a Promoter of the Company, and is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Air China (together with its subsidiaries) is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.

Southern Airlines

Southern Airlines is a subsidiary of Southern Holding, which is a Promoter and a substantial shareholder of the Company, and is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Southern Airlines is principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services. It is also a company listed on the Main Board of the Stock Exchange.

Xiamen Airlines

Xiamen Airlines is a Promoter and a subsidiary of Southern Airlines and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. Its principal business activity is civil aviation in the PRC.

Chongqing Airlines

Chongqing Airlines is a subsidiary of Southern Airlines and thus a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Its principal business activity is civil aviation in the PRC.

Lucky Airlines

Both Hainan Airlines and Lucky Airlines are subsidiaries of Da Xin Hua Airlines Limited (大新華航空有限公司). Lucky Airlines is an associate of Hainan Airlines and thus a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Lucky Airlines is principally engaged in the operation of civil aviation.

Shandong Airlines

Shandong Airlines is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. Shandong Airlines is principally engaged in airline operation in the PRC.

Eastern Airlines

Eastern Airlines is a subsidiary of Eastern Holding, which is a Promoter and a substantial shareholder of the Company, and is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Eastern Airlines is a company listed on the Main Board of the Stock Exchange and is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

Macau Airlines

Macau Airlines is a subsidiary of Air China, which is a subsidiary of National Aviation Holding (a Promoter), and is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Its principal business activity is civil aviation.

Hainan Airlines

Hainan Airlines is a Promoter and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. It is principally engaged in airline operation in the PRC.

Sichuan Airlines

Sichuan Airlines is owned as to 40% by Sichuan Group, 39% by Southern Airlines, 10% by Shanghai Airlines, 10% by Shandong Airlines and 1% by an independent third party. By virtue of being an associate of Southern Airlines, which is a subsidiary of Southern Holding (being a Promoter), Sichuan Airlines is therefore a connected person of the Company under Rule 14A.11(4) of the Listing Rules.

Connected Service Companies

The Connected Service Companies comprising Huadong Cares, Shanghai Cares, Xinan Cares, Qingdao Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunnan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares, Dongbei Cares, Shenzhen Cares and Guangzhou Airport are connected persons of the Company for the following reasons:

(a) Huadong Cares is owned as to 41% by the Company, 41% by Eastern Airlines (a Promoter) and 18% by Shanghai International Airport Company Limited (上海國際機場股份有限公司). As an associate of a Promoter, Huadong Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Huadong Cares is principally engaged in provision of computer software and hardware development and data network services.

(b) Shanghai Cares is owned as to 50% by the Company and 50% by Shanghai Dongmei Aviation Travel Limited (上海東美航空旅遊有限公司), which is a subsidiary of Eastern Holding (a Promoter). As an associate of a Promoter, Shanghai Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Shanghai Cares is principally engaged in e-commerce, sales of computers and related parts and provision of network and technical services and economic information consultation services.

(c) Xinan Cares is owned as to 44% by the Company, 35% by Air China, 16% by Sichuan Airport Group Limited (四川省機場集團有限公司) and 5% by Sichuan Group. Air China is a subsidiary of National Aviation Holding which is a Promoter. As an associate of a Promoter, Xinan Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Xinan Cares is principally engaged in provision of computer software and hardware development and data network services.

(d) Qingdao Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 36% by Qingdao International Airport Company (青島國際機場集團有限公司) and 13% by Huadong Cares. Huadong Cares is owned as to 41% by Eastern Airlines which is a Promoter. Qingdao Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Qingdao Cares is principally engaged in provision of computer software and hardware development and data network services.

(e) Hainan Cares is a non-wholly owned subsidiary of the Company owned as to 64.78% by the Company, 22.74% by Southern Holding (a Promoter), 4.16% by Air China, a subsidiary of National Aviation Holding (a Promoter), 4.16% by Hainan Airlines (a Promoter) and 4.16% by China Eastern Airlines Northwest Company (中國東方航空西北公司), a branch company of Eastern Airlines which is a subsidiary of Eastern Holding (a Promoter). Hainan Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Hainan Cares is principally engaged in provision of electronic travel distribution and cargo management services, and sale and installation of the related information systems.

(f) Hubei Cares is a non-wholly owned subsidiary of the Company owned as to 50% by the Company, 12.50% by Shenzhen Cares (a non-wholly owned subsidiary of the Company), 12.5% by Eastern Wuhan (a Promoter), 12.50% by the committee of labour union of China Southern Airlines Company Limited (中國南方航空股份有限公司湖北分公司工會委員會), 12.50% by Wuhan Tianhe Airport Limited (武漢天河機場有限責任公司). Hubei Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Hubei Cares is principally engaged in provision of electronic travel distribution, airport passenger processing and cargo management services, and sale and installation of the related information systems.

(g) Chongqing Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 24.50% by Air China which is a subsidiary of National Aviation Holding (a Promoter), and 24.50% by Chongqing Airport Group Limited (重慶機場(集團)有限公司). Chongqing Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Chongqing Cares is principally engaged in provision of electronic travel distribution, airport passenger processing and cargo management services, and sale and installation of the related information systems.

(h) Yunnan Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company and 49% by China Eastern Airlines-Yunnan Company (中國東方航空雲南公司), a wholly-owned subsidiary of Eastern Airlines (a Promoter) which is a subsidiary of Eastern Holding (a Promoter). As an associate of a Promoter, Yunnan Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Yunnan Cares is principally engaged in provision of computer software and hardware development and data network services.

(i) Xiamen Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 28.5% by Xiamen Airlines (a Promoter), and 20.5% by Xiamen International Aviation Company Limited (廈門國際航空港股份有限公司). Xiamen Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Xiamen Cares is principally engaged in provision of computer software and hardware development and data network services.

(j) Xi'an Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 32% by China Eastern Airlines Northwest Company (中國東方航空西北公司) which is a branch company of Eastern Airlines, and 17% by China West Airport Group (西部機場集團). Eastern Airlines (a Promoter) is a subsidiary of Eastern Holding which is a Promoter. Xi'an Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Xi'an Cares is principally engaged in provision of computer software and hardware development and data network services.

(k) Xinjiang Cares is a non-wholly owned subsidiary of the Company owned as to 51% by the Company, 24.5% by Xinjiang Airport Group Company Limited (新疆機場集團有限責任公司), and 24.5% by Southern Holding (a Promoter). Xinjiang Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Xinjiang Cares is principally engaged in provision of computer software and hardware development and data network services.

(l) Dongbei Cares is owned as to 46% by the Company, 42% by Southern Holding (a Promoter), and 12% by Liaoning Airport Management Group Company (遼寧省機場管理集團公司). As an associate of a Promoter, Dongbei Cares is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Dongbei Cares is principally engaged in provision of computer software and hardware development and data network services.

(m) Shenzhen Cares is a non-wholly owned subsidiary of the Company owned as to 61.47% by the Company, 5.59% by Southern Holding (a Promoter), 5.59% by Air China, a subsidiary of National Aviation Holding (a Promoter), 5.59% by Xinhua Airlines, 5.59% by Shenzhen Airlines (a Promoter), 5.59% by Shenzhen Airport Company Limited (深圳市機場股份有限公司), 5.59% by China Southern Airlines (Group) Shenzhen Company (中國南方航空(集團)深圳公司), a subsidiary of Southern Holding (a Promoter) and 5.00% by Sichuan Group. Shenzhen Cares is therefore a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. Shenzhen Cares is principally engaged in provision of electronic travel distribution and cargo management services, and sale and installation of the related information systems.

(n) Guangzhou Airport is owned as to 20% by the Company, 39% by Southern Airlines which is a subsidiary of Southern Holding (a Promoter) and 41% by Guangdong Airport Management Corporation (廣東省機場管理集團公司). As an associate of a Promoter, Guangzhou Airport is a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Guangzhou Airport is principally engaged in provision of computer software and hardware development and technical consulting services.

8. IMPLICATIONS UNDER THE LISTING RULES

The Company proposes to seek a general mandate with a three-year term ending 31 December 2012 from the Independent Shareholders in order to continue the continuing connected transactions under the Waiver that have their existing terms expiring on 31 December 2009 but will continue after such date. In the event that the terms of the new written agreements are materially different from those being approved by the Independent Shareholders, the Company will re-comply with the reporting, announcement and/or independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Since the assets ratio and the revenue ratio with reference to the largest Annual Caps for the transactions with the Connected Service Companies under the New Network Services Agreement in aggregate exceeds 2.5%, the New Network Services Agreement is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Since the revenue ratio with reference to the Annual Cap for the Sichuan Airline Services Agreement exceeds 2.5%, the Sichuan Airline Services Agreement is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Company has established the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee has been formed to advise the Independent Shareholders on how to vote at the EGM on the resolutions in respect of the Continuing Connected Transactions and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

9. THE EGM

The EGM will be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the PRC at 11:00 a.m. on 30 December 2009 to consider and, if thought fit, approve, among other matters, the transactions contemplated under the Continuing Connected Transactions and the Annual Caps. Notice of the EGM is set out on pages 59 to 64 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of domestic shares of the Company), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

10. VOTING ARRANGEMENTS

Voting at the EGM will be conducted by poll. Pursuant to the Listing Rules, shareholders with a material interest in the Continuing Connected Transactions and their respective associates shall abstain from voting on the relevant resolution(s). The table below sets out the shareholders of the Company who will abstain from voting on the resolutions to consider and approve the general mandate in respect of the continuing connected transactions under the Waiver, the New Network Services Agreement and/or the Sichuan Airline Services Agreement:

Transactions	**Shareholders of the Company to abstain from voting**
Air China Transactions	— National Aviation Holding (holding 178,867,000 shares in the Company representing about 9.17% of the total issued share capital of the Company) — Shandong Airlines (holding 8,697,000 shares in the Company representing about 0.45% of the total issued share capital of the Company)

Southern Airlines Transactions	— Southern Holding (holding 232,921,000 shares in the Company representing about 11.94% of the total issued share capital of the Company) — Xiamen Airlines (holding 43,849,000 shares in the Company representing about 2.25% of the total issued share capital of the Company)
Lucky Airlines Transactions	— Hainan Airlines (holding 22,100,000 shares in the Company representing about 1.13% of the total issued share capital of the Company) — Xinhua Airlines (holding 15,119,000 shares in the Company representing about 0.78% of the total issued share capital of the Company) — Changan Airlines (holding 1,599,000 shares in the Company representing about 0.08% of the total issued share capital of the Company)
Shandong Airlines Transactions	— Shandong Airlines
Eastern Airlines Transactions	— Eastern Airlines (holding 5,317,000 shares in the Company representing about 0.27% of the total issued share capital of the Company) — Eastern Holding (holding 218,829,000 shares in the Company representing about 11.22% of the total issued share capital of the Company) — Eastern Wuhan (holding 2,600,000 shares in the Company representing about 0.13% of the total issued share capital of the Company)
Macau Airlines Transactions	— National Aviation Holding — Shandong Airlines
Xiamen Airlines Transactions	— Southern Holding — Xiamen Airlines
Hainan Airlines Transactions	— Hainan Airlines — Xinhua Airlines — Changan Airlines

New Network Services Agreement	— Southern Holding — Eastern Holding — National Aviation Holding — Xiamen Airlines — Eastern Airlines — Eastern Wuhan — Shenzhen Airlines (holding 12,480,000 shares in the Company representing about 0.64% of the total issued share capital of the Company) — Xinhua Airlines — Hainan Airlines — Sichuan Group (holding 3,445,000 shares in the Company representing about 0.18% of the total issued share capital of the Company)
Sichuan Airlines Transactions	— Sichuan Group — Southern Holding — Xiamen Airlines

Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at the EGM must be taken by poll. The Chairman of the EGM will demand a poll for the resolution to be proposed at the EGM in accordance with the Articles.

The results of the voting will be announced in accordance with Rule 2.07C of the Listing Rules after the EGM.

11. RECOMMENDATIONS

With respect to the Continuing Connected Transactions, your attention is drawn to the letter from the Independent Board Committee set out on page 32 of this circular and the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders in connection with the Continuing Connected Transactions and the Annual Caps and the principal factors and reasons considered by it in arriving at such advice set out on pages 33 to 54 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions approving the Continuing Connected Transactions and the Annual Caps at the EGM.

12. GENERAL

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

13 November 2009

To the Independent Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular ("**Circular**") issued by the Company to its shareholders dated 13 November 2009 of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the Continuing Connected Transactions. China Merchants has been appointed as independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from China Merchants set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, China Merchants set out in its letter of advice set out in the Circular, we consider that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions approving the Continuing Connected Transactions and the Annual Caps at the EGM.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Yick Wing Fat, Simon
Yuan Yaohui
Chua Keng Kim

Independent Non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

13 November 2009

TravelSky Technology Limited
Floor 18-20, South Wing, Park C,
Raymon InfoTech Park,
No. 2 Ke Xue Yuan South Road,
Haidian District, Beijing 100190,
The PRC

To: the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps, details of which are contained in the letter from the Board (the "**Letter from the Board**") of the circular dated 13 November 2009 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As referred to in the Letter from the Board, the Company proposes to seek a general mandate with a three-year term ending 31 December 2012 from the Independent Shareholders in order to continue the continuing connected transactions under the Waiver that have their existing terms expiring on 31 December 2009 but will continue after such date. Given that the assets ratio and the revenue ratio with reference to the largest Annual Caps for the transactions with the Connected Service Companies under the New Network Services Agreement in aggregate exceeds 2.5%, the New Network Services Agreement constitutes non-exempt continuing connected transactions for the Company under the Chapter 14A of the Listing Rules. In addition, since the revenue ratio with reference to the Annual Cap for Sichuan Airline Services Agreement exceeds 2.5%, the Sichuan Airline Services Agreement is subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules. Thus, the Continuing Connected Transactions are subject to the approval by the Independent Shareholders at the EGM.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to whether (1) the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; (2) the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (3) it would be fair and reasonable for the Independent Shareholders to approve the Continuing Connected Transactions and the Annual Caps.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due and careful enquiries. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group's management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group, the Continuing Connected Transactions and the Annual Caps as set out below:

(i) the existing services agreements between the Group on one part and the Major Promoters, the Minority Promoters and/or their respective associates on the other part;

(ii) the 2006 Network Services Agreement;

(iii) the New Network Services Agreement;

(iv) the Sichuan Airline Services Agreement;

(v) the annual report of the Company for the year ended 31 December 2007 (the "**2007 Annual Report**");

(vi) the annual report of the Company for the year ended 31 December 2008 (the "**2008 Annual Report**");

(vii) the official website of the Company;

(viii) the announcement dated 2 September 2009 issued by the Company;

(ix) the announcement dated 4 November 2009 issued by the Company;

(x) the announcement dated 9 November 2009 issued by the Company;

(xi) the circular dated 7 March 2007; and

(xii) the Circular.

We have also researched, analyzed and relied on information as set out below:

(i) China Statistical Yearbook 2008 (《中國統計年鑑－2008年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(ii) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008;

(iii) the report headed "Production statistics report for civil aviation airports in 2008" (《2008年民航機場生產統計公報》) published on the official website of CAAC on 16 March 2009; and

(iv) the statistics published on the official websites of Air China (including Macau Airlines), Southern Airlines (including Xiamen Airlines and Chongqing Airlines), Shandong Airlines, Eastern Airlines, and Hainan Airlines.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Continuing Connected Transactions, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation regarding the Continuing Connected Transactions and the Annual Caps, we have taken into account the following principal factors and reasons:

I. BACKGROUND

1. Information on the Group

The Group is principally engaged in provision of aviation information technology services in the PRC. As referred to in the 2008 Annual Report, being a leading provider of information technology solutions for the China's aviation and travel industry, the Group is at a core position along the value chain of China's aviation and travel service distribution. While the Group provides advanced aviation information technology and extended services to the Chinese commercial airlines, it also distributes commercial airline products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers.

The Group's turnover for each of the three years ended 31 December 2008 is set out below:

	Year ended 31 December		
	2006	**2007**	**2008**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
	(Audited)	(Audited)	(Audited)
The Group's turnover	1,711,705	2,001,903	2,005,168

Source: the 2007 Annual Report and the 2008 Annual Report

The Group's information in respect of bookings of seats of commercial airlines of the PRC for each of the four years ended 31 December 2008 is set out below:

Bookings of seats of commercial airlines of the PRC



Bookings
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
2005
2006
2007
2008
Years

Source: the official website of the Company

From the year ended 31 December 2006 to the year ended 31 December 2008, (i) the Group's audited turnover achieved a compound average growth rate ("**CAGR**") of approximately 8.2% per annum; and (ii) the Group's total bookings on seats of flights of commercial airlines of the PRC achieved a CAGR of approximately 10.5% per annum. As advised by the Directors, the growth in the Group's turnover and total bookings of seats of flights of commercial airlines of the PRC were attributable to: (i) the rapid economic growth in the PRC; (ii) the increase of international trade between the PRC and other countries; and (iii) the growing aviation and tourist industries in the PRC.

2. Information on Air China, Southern Airlines, Xiamen Airlines, Chongqing Airlines, Lucky Airlines, Shandong Airlines, Eastern Airlines, Macau Airlines, Hainan Airlines, Sichuan Airlines and the Connected Service Companies

Set out below is the background of each of Air China, Southern Airlines, Xiamen Airlines, Chongqing Airlines, Lucky Airlines, Shandong Airlines, Eastern Airlines, Macau Airlines, Hainan Airlines, Sichuan Airlines and the Connected Service Companies:

Entities	**Background**
Air China	Air China is a subsidiary of National Aviation Holding, which is a Promoter of the Company. Air China and its subsidiaries are principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.
Southern Airlines	Southern Airlines is a subsidiary of Southern Holding, which is a Promoter and a substantial shareholder of the Company. Southern Airlines is principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services.
Xiamen Airlines	Xiamen Airlines is a Promoter and a subsidiary of Southern Airlines. Its principal business activity is civil aviation in the PRC.
Chongqing Airlines	Chongqing Airlines is a subsidiary of Southern Airlines. Its principal business activity is civil aviation in the PRC.
Lucky Airlines	Both Hainan Airlines and Lucky Airlines are subsidiaries of Da Xin Hua Airlines Limited. Lucky Airlines is an associate of Hainan Airlines. Lucky Airlines is principally engaged in the operation of civil aviation.
Shandong Airlines	Shandong Airlines is a Promoter, which is principally engaged in airline operation in the PRC.
Eastern Airlines	Eastern Airlines is a subsidiary of Eastern Holding, which is a Promoter and a substantial shareholder of the Company. Eastern Airlines is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.
Macau Airlines	Macau Airlines is a subsidiary of Air China, which is a subsidiary of National Aviation Holding, is a Promoter. Its principal business activity is civil aviation.

Hainan Airlines	Hainan Airlines is a Promoter and a shareholder of the Company. It is principally engaged in airline operation in the PRC.
Sichuan Airlines	Sichuan Airlines is an associate of Southern Holding, which is a Promoter.
Connected Service Companies	The Connected Service Companies, which comprise Huadong Cares, Shanghai Cares, Xinan Cares, Qingdao Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunnan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares, Dongbei Cares, Shenzhen Cares and Guangzhou Airport, are connected persons of the Company.

The information on audited operating revenues of Lucky Airlines, the Connected Service Companies and Sichuan Airlines are not available to us. Set out below are the audited operating revenues of Air China (including Macau Airlines), Southern Airlines (including Xiamen Airlines and Chongqing Airlines), Shandong Airlines, Eastern Airlines, and Hainan Airlines from 2006 to 2008:

	Year ended 31 December			
	2006	**2007**	**2008**	**CAGR**
	(RMB'million) (Audited)	*(RMB'million)* (Audited)	*(RMB'million)* (Audited)	
Air China's (including Macau Airlines) audited operating revenue (prepared under International Financial Reporting Standards ("**IFRS**"))	44,937	51,082	52,908	8.5%
Southern Airlines' (including Xiamen Airlines and Chongqing Airlines) audited operating revenue (prepared under IFRS)	46,081	54,401	55,288	9.5%
Shandong Airlines' audited operating revenue (prepared under PRC Generally Accepted Accounting Principles ("**PRC GAAP**"))	4,231	4,630	5,049	9.2%
Eastern Airlines' audited operating revenue (prepared under IFRS)	37,557	42,534	41,073	4.6%
Hainan Airlines' audited operating revenue (prepared under PRC GAAP)	12,756	13,525	13,552	3.1%

Based on the above, we noted that, from the year ended 31 December 2006 to the year ended 31 December 2008, the audited operating revenue of Air China (including Macau Airlines), Southern Airlines (including Xiamen Airlines and Chongqing Airlines), Shandong Airlines, Eastern Airlines, and Hainan Airlines achieved CAGR ranged between approximately 3.1% and 9.5% per annum. We consider that the aforesaid increases in the audited operating revenue by Air China (including Macau Airlines), Southern Airlines (including Xiamen Airlines and Chongqing Airlines), Shandong Airlines, Eastern Airlines, and Hainan Airlines demonstrated the business growth of these airlines.

3. Economy and aviation industry in the PRC

Based on (i) the report headed "Production statistics report for civil aviation airports in 2008" (《2008年民航機場生產統計公報》) published on the official website of CAAC on 16 March 2009; and (ii) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008, the number of passenger traffic of the PRC airports (measured by number of passengers) in the PRC increased from approximately 387.6 million for the year ended 31 December 2007 to approximately 405.8 million for the year ended 31 December 2008, representing an increase of approximately 4.7% per annum.

Based on China Statistical Yearbook 2008 (《中國統計年鑑 — 2008年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局), from 2000 to 2007, the PRC's gross domestic product increased from approximately RMB9,921 billion to approximately RMB24,953 billion, representing a CAGR of approximately 14.1% per annum.

Taking into account (i) the robust growth in the passenger traffic of the aviation industry in the PRC; (ii) the steady growth of the gross domestic product in the PRC; and (iii) the CAGR of the Group's turnover of approximately 8.2% per annum from the year ended 31 December 2006 to the year ended 31 December 2008, the Directors expect that the Group's turnover will continue to achieve a growth in the coming years.

II. THE CONTINUED CONNECTED TRANSACTIONS

1. Reasons for and benefits of the Continuing Connected Transactions

The details of the existing transactions relating to the grant by the Stock Exchange of a waiver from strict compliance with the requirement of having written agreements under Rule 14A.35(1) of the Listing Rules were already set out in the announcement dated 2 September 2009 issued by the Company. As advised by the Directors, the Company proposes to seek a general mandate with a three-year term ending on 31 December 2012 from the Independent Shareholders in order to continue the continuing connected transactions under the Waiver that have their existing terms expiring on 31 December 2009 but will continue after such date.

In addition, the details of the 2006 Network Services Agreement were already set out in the circular dated 7 March 2007, and such agreement was already approved at the extraordinary general meeting of the Company held on 25 April 2007. The Company entered into the New Network Services Agreement with 25 Service Companies on 4 November 2009.

The Company has been providing certain technology services to Sichuan Airlines under the Sichuan Airline Services Agreement. The existing term of the Sichuan Airline Services Agreement will expire on 31 December 2009. Having been satisfied with the existing good working relationship, the Company and Sichuan Airlines have reached an agreement on 9 November 2009 to renew the Sichuan Airline Services Agreement for a further term up to 31 December 2010 upon the expiry of the existing term on 31 December 2009.

After reviewing the continuing connected transactions under the Waiver and the Sichuan Airlines Transactions, we noted that such transactions are similar to the core business of the Group. The Group will receive service fees for provision of such services and thus, will achieve accretion in earning in the future.

Pursuant to the New Network Services Agreement, the Directors believe that the Service Companies have been playing an important role to provide technical support to users of the Company's network and to facilitate the promotion of new products by the Company and have a strong market presence in the PRC. Thus, the Directors considered that it is in the interest of the Company to enter into the New Network Services Agreement as it would be difficult for the Company to provide network services directly to the customers in different regions of the PRC.

In light of the above, we consider that the Continued Connected Transactions are in the ordinary and usual course of business of the Group. In addition, we concur with the Directors' view that the Continuing Connected Transactions would offer important sources of revenue to the Group.

2. The terms of the Continuing Connected Transactions

(i) Provision of technology services in relation to the transactions under the Waiver

As referred to in the Letter from the Board, the service fees for the technology services are determined in accordance with the existing pricing schedule prescribed by CAAC, which is the same as the one disclosed in the Company's prospectus dated 29 January 2001. We have discussed with the Directors and were informed that the services fees to be charged by the Group are governed by the aforesaid pricing schedule prescribed by CAAC.

In accordance with CAAC's pricing schedule, depending on the types of system through which the transactions are processed, a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume, and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the service fees include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc.; (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft; and (iii) fees for using the Company's data network services such as PID connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

In this regard, we have reviewed the services fees to be charged by the Group, and noted that they are within the respective price ranges prescribed by CAAC. Based on the aforesaid, we consider that the service fees for the service recipients, which are based on the price ranges prescribed by CAAC, are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(ii) Provision of (a) revenue accounting systems development and support services and (b) passenger and cargo revenue accounting and settlement services in relation to the transactions under the Waiver

As referred to in the Letter from the Board, charge rates of revenue accounting systems development and support services are determined by negotiation with reference to the costs and specifications of the relevant type of services provided and varies depending on the transaction volume (i.e. the higher the transaction volume, the lower the rate). The rates of unit price for international and domestic passengers revenue accounting system development and support services are no more than RMB1.65 and RMB0.6 respectively. The rates of unit price for international and domestic cargo revenue accounting system development and support services are no more than RMB5.2 and RMB1.8 respectively.

The fees of passenger and cargo revenue accounting and settlement services are determined by negotiation with reference to the rates and rules prescribed in the relevant document issued by the CAAC. The prices of the provision of the services are based on the calculation of (i) the transaction volume times unit price ranging from RMB0.15 to RMB6; and (ii) the percentage rate of the total accounting amount ranging from 0.3% to 3%.

To the best knowledge, information and belief of the Directors, ACCA is currently the only provider in the PRC in respect of accounting, settlement and clearing services and information system and support services to commercial airlines and other aviation companies. In addition, the Directors advised that ACCA also provides other airlines (being independent third parties) with services (the "**Similar Services**") which are similar to the revenue accounting systems development and support services as well as passenger and cargo revenue accounting and settlement services.

In light of the above, we have reviewed the agreements in respect of the Similar Services, and we noted that pricing bases for the revenue accounting systems development and support services, as well as passenger and cargo revenue accounting and settlement services, were comparable to the Similar Services. Accordingly, we consider that the pricing bases of the revenue accounting systems development and support services, as well as the passenger and cargo revenue accounting and settlement services, are acceptable.

Based on the aforesaid, we consider that the service fees for the service recipients are on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

(iii) Provision of interline data exchange services in relation to the transactions under the Waiver

As referred to in the Letter from the Board, the service is charged at a fixed annual service fee of RMB120,000. In this regard, we have reviewed the fees to be charged by the Group, and noted that the fixed annual service fee is charged by the Group to both the connected parties and the independent third parties.

Based on the aforesaid, we consider that the service fees for the service recipients are on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

(iv) Provision of network services under the New Network Services Agreement

According to the New Network Services Agreement, the basis of services fees are generally determined: (i) according to the rates prescribed by the government regulatory bodies (such as CAAC) where the services are regulated by the government regulatory bodies; (ii) through negotiation between the Company and the respective Service Companies with reference to guide prices proposed by the government regulatory bodies; (iii) through negotiation between the Company and the respective Service Companies based on the prevailing market prices (if any) or the previous prescribed rates or guide prices, or on a cost basis, where no prescribed rates or guide prices are available, or they have been cancelled or are no longer applicable.

With respect to connection to the Company's network and system, the Service Companies shall pay (i) connection fees on a monthly basis in cash for connection to the Company's network based on the usage with reference to the rates prescribed by CAAC; (ii) PID technical service fees on a monthly basis in cash based on the usage with reference to the rates prescribed by CAAC; and (iii) technical service fees on a monthly basis in cash for connection to the Company's mainframe via the Internet and use of the products of the Company based on the usage at the rates prescribed by the Company or according to separate agreements to be entered into between the Company and the respective Service Companies on each product.

With respect to equipment leasing and maintenance, (i) the Service Companies shall pay equipment lease fees (if any) on a cost basis or at the prevailing market prices or according to separate agreements to be entered into between the Company and the respective Service Companies; and (ii) the Company shall pay the equipment maintenance fees on a cost basis or at the prevailing market prices or according to separate agreements to be entered into between the Company and the respective Service Companies.

With respect to marketing and distribution of services and products of the Company, (i) the Company shall pay for technical support services provided by the Service Companies to the users of the Company (if any) and such fees may be determined according to separate agreements to be entered into between the Company and the respective Service Companies; (ii) the Company shall pay market services fees at an agreed price based on the transaction volume processed by the Service Companies on the e-commerce system platform and the Service Companies shall pay system processing fees based on the agreed prices or according to separate agreements to be entered into between the Company and the respective Service Companies; (iii) the Company shall share the revenue from e-ticketing services with the Service Companies on a pro-rata basis according to market prevailing prices or pursuant to separate agreements to be entered into between the Company and the respective Service Companies; and (iv) the Company shall pay service fees for distribution of hotel services on a pro-rata basis or pursuant to separate agreements to be entered into between the Company and the respective Service Companies.

With respect to technology services, the Company shall pay technology development service fees (if any) for engaging the professional personnel from the Service Companies for provision of, amongst others, product development services and such fees may be determined according to a separate agreements to be entered into between the Company and the respective Service Companies.

We have noticed that in the past, the services fees paid by the Company were charged at the same charge rates by the Group to both independent third parties as well as the Connected Service Companies. In respect of the provision (i) marketing and distribution services for the products of the Company; and (ii) technology development services to be provided under the New Network Services Agreement, we noticed that the services fees to be paid by the Company were charged at the same charge rates by the Group to both independent third parties as well as the Connected Service Companies.

Based on the foregoing, we consider the service fees paid by the Company to the Connected Service Companies were no less favourable than the fees paid to other independent third parties. Hence, we are of the view that the service fees to be paid by the Company are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(v) Provision of technology services under the Sichuan Airline Services Agreement

According to the Sichuan Airline Services Agreement, the fee basis is the same as the provision of technology services under the Waiver in Section II.2(i) of this letter.

In this regard, we have reviewed the services fees to be charged by the Group, and noted that they are within the respective price ranges prescribed by CAAC. Based on the aforesaid, we consider that the service fees for Sichuan Airlines, which are based on the price ranges prescribed by CAAC, are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

Overall, we consider that the terms of the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

III. THE ANNUAL CAPS

1. The Annual Caps

Set out below is a summary of the Annual Caps for the Continuing Connected Transactions proposed for the three years ending 31 December 2012:

	Respective types of Continuing Connected Transactions with reference to Section 2 of the Letter from the Board	Year ending 31 December		
		2010	2011	2012
Air China Transactions	I(a)	RMB345,207,000	RMB414,248,000	RMB497,098,000
	I(b)	RMB66,702,000	RMB80,043,000	RMB96,051,000
Southern Airlines Transactions	I(a)	RMB484,553,000	RMB581,463,000	RMB697,756,000
Lucky Airlines Transactions	I(a)	RMB25,047,000	RMB30,057,000	RMB36,068,000

Shandong Airlines Transactions	I(a)	RMB48,135,000	RMB57,762,000	RMB69,314,000
	I(b)	RMB4,163,000	RMB4,996,000	RMB5,995,000
Eastern Airlines Transactions (taking into account the estimated amounts of the Shanghai Airlines Transactions)	I(b)	RMB86,365,000	RMB103,639,000	RMB124,366,000
Macau Airlines Transactions	I(b)	RMB11,435,000	RMB13,722,000	RMB16,466,000
Xiamen Airlines Transactions	I(c)	RMB120,000	RMB120,000	RMB120,000
Hainan Airlines Transactions	I(c)	RMB120,000	RMB120,000	RMB120,000
Transactions with Huadong Cares under the New Network Services Agreement	II	RMB37,138,000	RMB44,566,000	RMB53,479,000
Transactions with Shanghai Cares under the New Network Services Agreement	II	RMB280,000	RMB336,000	RMB403,000
Transactions with Xinan Cares under the New Network Services Agreement	II	RMB26,510,000	RMB31,812,000	RMB38,174,000
Transactions with Qingdao Cares under the New Network Services Agreement	II	RMB4,840,000	RMB5,808,000	RMB6,970,000
Transactions with Hainan Cares under the New Network Services Agreement	II	RMB3,672,000	RMB4,406,000	RMB5,288,000
Transactions with Hubei Cares under the New Network Services Agreement	II	RMB6,229,000	RMB7,475,000	RMB8,970,000
Transactions with Chongqing Cares under the New Network Services Agreement	II	RMB2,470,000	RMB2,964,000	RMB3,557,000
Transactions with Yunnan Cares under the New Network Services Agreement	II	RMB4,211,000	RMB5,053,000	RMB6,064,000

Transactions with Xiamen Cares under the New Network Services Agreement	II	RMB3,802,000	RMB4,562,000	RMB5,475,000
Transactions with Xi'an Cares under the New Network Services Agreement	II	RMB4,619,000	RMB5,543,000	RMB6,651,000
Transactions with Xinjiang Cares under the New Network Services Agreement	II	RMB4,232,000	RMB5,078,000	RMB6,094,000
Transactions with Dongbei Cares under the New Network Services Agreement	II	RMB6,611,000	RMB7,933,000	RMB9,520,000
Transactions with Shenzhen Cares under the New Network Services Agreement	II	RMB15,257,000	RMB18,308,000	RMB21,970,000
Transactions with Guangzhou Airport under the New Network Services Agreement	II	RMB1,000,000	RMB1,200,000	RMB1,440,000
Sichuan Airlines Transactions	III	RMB98,022,000	—	—

Source: Letter from the Board

2. The historical transaction amounts of the Continuing Connected Transactions

Set out below is a summary of the aggregated amounts of the Continuing Connected Transactions for the two years ended 31 December 2008 and eight months ended 31 August 2009:

	Respective types of Continuing Connected Transactions with reference to the Section 2 of the Letter from the Board	Year ended 31 December 2007	Year ended 31 December 2008	Eight months ended 31 August 2009
Air China Transactions	I(a)	RMB241,469,000	RMB239,727,000	RMB125,168,000
	I(b)	RMB48,032,000	RMB46,321,000	RMB27,829,000
Southern Airlines Transactions	I(a)	RMB347,507,000	RMB336,495,000	RMB181,126,000
Lucky Airlines Transactions	I(a)	—	RMB8,697,000	RMB9,264,000
Shandong Airlines Transactions	I(a)	RMB33,668,000	RMB33,427,000	RMB18,291,000
	I(b)	RMB2,886,000	RMB2,891,000	RMB1,920,000
Eastern Airlines Transactions	I(b)	RMB53,506,000	RMB49,349,000	RMB29,186,000
Shanghai Airlines Transactions	I(b)	RMB8,710,000	RMB10,627,000	RMB4,803,000
Macau Airlines Transactions	I(b)	RMB9,530,000	RMB7,941,000	RMB3,751,000
Xiamen Airlines Transactions	I(c)	RMB120,000	RMB120,000	RMB80,000
Hainan Airlines Transactions	I(c)	RMB120,000	RMB120,000	RMB80,000
Transactions with Huadong Cares under the 2006 Network Services Agreement	II	RMB848,000	RMB3,633,000	RMB11,439,000
Transactions with Shanghai Cares under the 2006 Network Services Agreement	II	—	—	—

Transactions with Xinan Cares under the 2006 Network Services Agreement	II	RMB1,459,000	RMB5,375,000	RMB3,772,000
Transactions with Qingdao Cares under the 2006 Network Services Agreement	II	RMB723,000	RMB777,000	RMB514,000
Transactions with Hainan Cares under the 2006 Network Services Agreement	II	RMB1,430,000	RMB2,087,000	RMB1,353,000
Transactions with Hubei Cares under the 2006 Network Services Agreement	II	RMB4,076,000	RMB3,883,000	RMB3,077,000
Transactions with Chongqing Cares under the 2006 Network Services Agreement	II	RMB1,263,000	RMB1,251,000	RMB838,000
Transactions with Yunnan Cares under the 2006 Network Services Agreement	II	RMB2,380,000	RMB2,390,000	RMB1,608,000
Transactions with Xiamen Cares under the 2006 Network Services Agreement	II	RMB4,228,000	RMB2,176,000	RMB1,359,000
Transactions with Xi'an Cares under the 2006 Network Services Agreement	II	RMB2,850,000	RMB2,679,000	RMB2,290,000
Transactions with Xinjiang Cares under the 2006 Network Services Agreement	II	RMB2,973,000	RMB2,655,000	RMB1,891,000
Transactions with Dongbei Cares under the 2006 Network Services Agreement	II	RMB4,369,000	RMB3,987,000	RMB2,694,000
Transactions with Shenzhen Cares under the 2006 Network Services Agreement	II	RMB10,319,000	RMB9,695,000	RMB6,812,000

Transactions with Guangzhou Airport under the 2006 Network Services Agreement	II	—	—	—
Sichuan Airlines Transactions	III	RMB68,420,000	RMB68,071,000	RMB40,843,000

Source: Letter from the Board

3. The comparison of historical amount of the Continuing Connected Transactions and the Annual Caps for the year ending 31 December 2012

(i) Provision of technology services in relation to the transactions under the Waiver

In respect of provision of technology services in relation to the transactions under the Waiver, the aggregated Annual Caps of Air China, Southern Airlines (including Xiamen Airlines and Chongqing Airlines), Lucky Airlines and Shandong Airlines for the year ended 31 December 2012 is RMB1,300,236,000, which is higher than the aggregated historical transaction amount of Air China, Southern Airlines (including Xiamen Airlines and Chongqing Airlines), Lucky Airlines and Shandong Airlines for the year ended 31 December 2008 of RMB618,346,000 by approximately 110%. Such increase is equivalent to CAGR of approximately 20.4% from 2008 to 2012.

(ii) Provision of (a) revenue accounting systems development and support services and (b) passenger and cargo revenue accounting and settlement services in relation to the transactions under the Waiver

In respect of provision of: (a) revenue accounting systems development and support services and (b) passenger and cargo revenue accounting and settlement services in relation to the transactions under the Waiver, the aggregated Annual Caps of Eastern Airlines, Air China, Macau Airlines and Shandong Airlines for the year ended 31 December 2012 is RMB242,878,000, which is higher than the aggregated historical transaction amount of Eastern Airlines, Air China, Macau Airlines and Shandong Airlines for the year ended 31 December 2008 of RMB117,129,000 by approximately 107%. Such increase is equivalent to CAGR of approximately 20.0% from 2008 to 2012.

(iii) Provision of interline data exchange services in relation to the transactions under the Waiver

In respect of provision of interline data exchange services in relation to the transactions under the Waiver, the aggregated Annual Caps of Xiamen Airlines and Hainan Airlines for the three years ended 31 December 2012 are identical to the aggregated historical transaction amount of Xiamen Airlines and Hainan Airlines for the year ended 31 December 2008. As referred to in the Letter from the Board, the service is charged at a fixed annual service fee of RMB120,000.

(iv) Provision of network services under the New Network Services Agreement

In respect of provision of network services under the New Network Services Agreement, the aggregated Annual Caps of the Service Companies for the year ended 31 December 2012 is RMB174,055,000, which is higher than the aggregated historical transaction amount of the Service Companies for the year ended 31 December 2008 of RMB40,588,000 by approximately 329%. Such increase is equivalent to CAGR of approximately 43.9% from 2008 to 2012 as a result of: (i) existing network services provided under the 2006 Network Services Agreement; and (ii) the Additional Services to be provided other than those provided under the 2006 Network Service Agreement during 2010, 2011 and 2012 under the New Network Services Agreement.

(v) Provision of technology services under the Sichuan Airline Services Agreement

In respect of provision of technology services under the Sichuan Airline Services Agreement, the Annual Caps of the Service Companies for the year ended 31 December 2010 is RMB98,022,000, which is higher than the aggregated historical transaction amount of Sichuan Airlines for the year ended 31 December 2008 of RMB68,071,000 by approximately 44%. Such increase is equivalent to CAGR of approximately 20.0% from 2008 to 2010.

4. The basis for the Annual Caps

As referred to in the Letter from the Board:

(i) Provision of technology services in relation to the transactions under the Waiver

The Annual Caps are determined with reference to (i) the historical transaction amounts of such type of transactions between the Group and the connected persons for the year ended 31 December 2008 and the eight months ended 31 August 2009; and (ii) the estimated annual growth rate of 20% in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

(ii) Provision of (a) revenue accounting systems development and support services and (b) passenger and cargo revenue accounting and settlement services in relation to the transactions under the Waiver

The Annual Caps are determined with reference to (i) the historical transaction amounts of such type of transactions between the Group and the connected persons for the year ended 31 December 2008 and the eight months ended 31 August 2009; (ii) an estimated annual increase of 20% in the level of service and scope of services provided by the Group taking into account of the future growth rate of aviation industry and the historical growth of airlines' business in the recent years. In respect of the Eastern Airlines Transactions, the Annual Caps have taken into account the historical transaction amounts involving Shanghai Airlines in view of the absorption of Shanghai Airlines by Eastern Airlines to be expected in near future.

(iii) Provision of interline data exchange services in relation to the transactions under the Waiver

The Annual Caps are determined based on the fixed amount of annual service fee charged under the previous agreements. It is expected that there will be no major change in the level of service fee for the period from 2010 to 2012.

(iv) Provision of network services under the New Network Services Agreement

The Annual Caps are determined with reference to (i) the historical transaction amounts under the 2006 Network Services Agreement for the year ended 31 December 2008 and the eight months ended 31 August 2009; (ii) the Additional Services to be provided under the New Network Services Agreement other than those provided under the 2006 Network Services Agreement; and (iii) the estimated annual growth rate of 20% in the transaction volume of the existing and additional services taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

(v) Provision of technology services under the Sichuan Airline Services Agreement

The Annual Caps are determined with reference to (i) the historical transaction amounts of such type of transactions between the Group and the connected persons for the year ended 31 December 2008 and the eight months ended 31 August 2009; and (ii) the estimated annual growth rate of 20% in the transaction volume taking into account of the anticipated growth of the PRC's aviation and travel industry as well as the increasing frequency of business trips.

The Directors estimate that the transaction amount of the Continuing Connected Transactions will increase by about 20% per annum. Thus, a growth rate of 20% (the "**Adopted Growth Rate**") is adopted by the Group in determining the amount of the Annual Caps. We noted that the Adopted Growth Rate is in line with the CAGR of each of (i) provision of technology services in relation to the transactions under the Waiver; (ii) provision of: (a) revenue accounting systems development and support services and (b) passenger and cargo revenue accounting and settlement services in relation to the transactions under the Waiver; and (iii) provision of interline data exchange services in relation to the transactions under the Waiver during 2008 to 2012 based on the comparison between the applicable Annual Caps in the year ending 31 December 2012 and the applicable historical transaction amounts in the year ended 31 December 2008.

We also noted that the Adopted Growth Rate is lower than the CAGR of provision of network services during 2008 to 2012, based on the comparison between the Annual Cap in the year ending 31 December 2012 and the applicable historical transaction amount in the year ended 31 December 2008. As advised by the Directors, the Annual Cap of provision of network services will increase at a higher growth rate during the three years ending 31 December 2012 due to the Additional Services to be provided other than those provided under the 2006 Network Service Agreement during 2010, 2011 and 2012.

Further, we noted that the Adopted Growth Rate is in line with the CAGR of provision of technology services under the Sichuan Airline Services Agreement during 2008 to 2010 based on the comparison between the applicable Annual Caps in the year ending 31 December 2010 and the applicable historical transaction amounts in the year ended 31 December 2008.

We wish to draw the attention of the Independent Board Committee and the Independent Shareholders that:

(i) as illustrated in Section I.1 of this letter, from the year ended 31 December 2006 to the year ended 31 December 2008, (i) the Group's audited turnover achieved a CAGR of approximately 8.2% per annum; and (ii) the Group's total bookings on seats of flights of commercial airlines of the PRC achieved a CAGR of approximately 10.5% per annum; and

(ii) as illustrated in Section I.2 of this letter, from the year ended 31 December 2006 to the year ended 31 December 2008, the CAGR of the audited operating revenue of Air China (including Macau Airlines), Southern Airlines (including Xiamen Airlines and Chongqing Airlines), Shandong Airlines, Eastern Airlines, and Hainan Airlines ranged between approximately 3.1% and 9.5% per annum.

Based on the foregoing, we consider that the Adopted Growth Rate is acceptable, taking into account (1) the Group's business growth during the three years ended 31 December 2008; (2) the increase in the increase in audited operating revenue of Air China (including Macau Airlines), Southern Airlines (including Xiamen Airlines and Chongqing Airlines), Shandong Airlines, Eastern Airlines and Hainan Airlines during the three years ended 31 December 2008; and (3) the Annual Caps provide buffer to cater for the unanticipated growth in the Group's turnover, which in turn will benefit the Group's business growth in the three years ending 31 December 2012. We also consider that the higher growth rate of Annual Caps of provision of network services is acceptable, taking into account the Additional Services to be provided other than those provided under the 2006 Network Service Agreement during 2010, 2011 and 2012 under the New Network Services Agreement.

5. Overall opinion on the Annual Caps

We consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, taking into account:

(i) the positive outlook of the aviation industry in the PRC;

(ii) the historical growth in the Group's turnover and the booking of seats of commercial airlines of the PRC through the Group's operations;

(iii) the historical growth in the audited operating revenue of the connected persons; and

(iv) the Annual Caps would facilitate the Group's business growth for the three years ending 31 December 2012.

Based on the aforesaid, we consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (1) the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (2) the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the proposed resolutions to approve the Continuing Connected Transactions and the Annual Caps at the EGM. We also advise the Independent Shareholders to vote in favour of the proposed resolutions to approve the Continuing Connected Transactions and the Annual Caps at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Limited

Tony Wu
Managing Director and Head of Investment Banking Department

Leo Chan
Executive Director and Co-Head of Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) held by the Directors, Supervisors or chief executives of the Company which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required to be entered in the register maintained in accordance with Section 352 of the SFO, or are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules are as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) — Long position

2. The percentage to the total share capital is calculated based on the total number of 1,950,806,393 shares in issue of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors or chief executives of the Company had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required to be entered in the register maintained in accordance with Section 352 of the SFO, or are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

As at the Latest Practicable Date, each of China TravelSky Holding Company, Southern Holding, Eastern Holding and National Aviation Holding had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date,

(a) each of Mr Xu Qiang (Chairman of the Company) and Mr Cui Zhixiong (an executive Director) is an employee of China TravelSky Holding Company;

(b) Mr Cao Guangfu (a non-executive Director) is an employee of National Aviation Holding;

(c) Mr Wang Quanhua (a non-executive Director) is an employee of Southern Holding; and

(d) Mr Luo Chaogeng (a non-executive Director) is an employee of China Eastern Air Holding Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company is a director, supervisor or employee of a company which had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3. SERVICE AGREEMENT

As at the Latest Practicable Date, none of the Directors or Supervisors had entered or proposed to enter into a service agreement with any member of the Group (which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

4. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2008, being the date to which the latest published audited financial statements of the Group were made up.

5. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest, direct or indirect, in any assets which had been since 31 December 2008, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

6. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

7. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in any business apart from the Company's business which competes or is likely to compete, either directly or indirectly, with the Company's business.

8. EXPERT

(a) China Merchants is licensed under the SFO for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities as defined under the SFO. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

(b) As at the Latest Practicable Date, China Merchants did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(c) As at the Latest Practicable Date, China Merchants did not have any interest, direct or indirect, in any assets which had been since 31 December 2008, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

(d) China Merchants has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

(e) The letter given by China Merchants is given as at of the date of this circular for incorporation herein.

9. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of JSM, 16th-19th Floors, Prince's Building, 10 Chater Road, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM:

(a) the 2006 Network Services Agreement;

(b) the New Network Services Agreement; and

(c) the Sichuan Airline Services Agreement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of TravelSky Technology Limited ("**Company**") will be held at Conference Room of the Company, 8/F, No. 157, Dongsi West Street, Dongcheng District, Beijing, the People's Republic of China, at 11:00 a.m. on Wednesday, 30 December 2009 to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1. "**THAT:**

   (a) the grant of a general mandate with a three-year term ending 31 December 2012 to the directors of the Company ("**Directors**") to carry out the Air China Transactions (as defined in the circular ("**Circular**") of the Company dated 13 November 2009) and all the transactions contemplated thereunder; and

   (b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Air China Transactions for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Air China Transactions and the transactions contemplated thereunder."

2. "**THAT:**

   (a) the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Southern Airlines Transactions (as defined in the Circular) and all the transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions contemplated under the Southern Airlines Transactions for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Southern Airlines Transactions and the transactions contemplated thereunder."

3. **"THAT:**

   (a) the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Lucky Airlines Transactions (as defined in the Circular) and all the transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions contemplated under the Lucky Airlines Transactions for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Lucky Airlines Transactions and the transactions contemplated thereunder."

4. **"THAT:**

   (a) the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Shandong Airlines Transactions (as defined in the Circular) and all the transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions contemplated under the Shandong Airlines Transactions for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Shandong Airlines Transactions and the transactions contemplated thereunder."

5. **"THAT:**

   (a) the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Eastern Airlines Transactions (as defined in the Circular) and all the transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions contemplated under the Eastern Airlines Transactions for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Eastern Airlines Transactions and the transactions contemplated thereunder."

6. **"THAT:**

   (a) the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Macau Airlines Transactions (as defined in the Circular) and all the transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions contemplated under the Macau Airlines Transactions for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Macau Airlines Transactions and the transactions contemplated thereunder."

7. **"THAT:**

   (a) the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Xiamen Airlines Transactions (as defined in the Circular) and all the transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions contemplated under the Xiamen Airlines Transactions for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Xiamen Airlines Transactions and the transactions contemplated thereunder."

8. **"THAT:**

   (a) the grant of a general mandate with a three-year term ending 31 December 2012 to the Directors to carry out the Hainan Airlines Transactions (as defined in the Circular) and all the transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions contemplated under the Hainan Airlines Transactions for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Hainan Airlines Transactions and the transactions contemplated thereunder."

9. **"THAT:**

(a) the form and substance of the agreement ("**New Network Services Agreement**") dated 4 November 2009 (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) and made between (1) the Company; (2) Yunnan TravelSky Airport Technology Limited (雲南航信空港網絡有限公司); (3) Heilongjiang TravelSky Airport Technology Limited (黑龍江航信空港網絡有限公司); (4) Dalian TravelSky Airport Technology Limited (大連航信空港網絡有限責任公司); (5) Hebei TravelSky Airport Technology Limited (河北航信空港網路有限公司); (6) TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份 (香港) 有限公司); (7) TravelSky Technology (Singapore) Limited (中國民航信息網絡股份 (新加坡) 有限公司); (8) TravelSky Technology (Japan) Limited (中國民航信息網絡股份 (日本) 有限公司); (9) TravelSky Technology (Korea) Limited (中國民航信息網絡股份 (韓國) 有限公司); (10) InfoSky Technology Company Limited (天信達信息技術有限公司); (11) Shanghai TravelSky Information Technology Limited (上海民航信息科技有限公司); (12) Guangzhou TravelSky Information Technology Limited (廣州民航信息技術有限公司); (13) Shanghai Civil Aviation East China Cares System Integration Co., Ltd. (上海民航華東凱亞系統集成有限公司); (14) Shanghai Dongmei Aviation Tourism Online Co., Ltd. (上海東美在線旅行社有限公司); (15) Aviation Cares of Southwest Chengdu, Ltd. (成都民航西南凱亞有限責任公司); (16) Civil Aviation Cares of Qingdao Limited (青島民航凱亞系統集成有限公司); (17) Hainan Civil Aviation Cares Co., Ltd. (海南民航凱亞有限公司); (18) Cares Hubei Co., Ltd. (湖北民航凱亞有限公司); (19) Cares Chongqing Information Technology Co., Ltd. (重慶民航凱亞信息技術有限公司); (20) Aviation Cares of Yunnan Information Co., Ltd. (雲南民航凱亞信息有限公司); (21) Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司); (22) Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司); (23) Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司); (24) Shenyang Civil Aviation Cares of Northeast China, Ltd. (瀋陽民航東北凱亞有限公司); (25) Cares Shenzhen Co., Ltd. (深圳民航凱亞有限公司); and (26) Guangzhou Airport Airspan Information Technology Co. Ltd. (廣州空港航翼信息科技有限公司) in relation to the provision of network services as more particularly set out in the Circular and all the transactions contemplated thereunder; and

(b) the Annual Caps for the transactions contemplated under the New Network Services Agreement between the Company and the Connected Service Companies for each of the three years ending 31 December 2012 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the New Network Services Agreement and the transactions contemplated thereunder."

10. "**THAT:**

(a) the renewal of the Sichuan Airline Services Agreement (as defined in the Circular) (a copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification) for a further term of one year from 1 January 2010 to 31 December 2010 in relation to provision of technology services as more particularly set out in the Circular and all the transactions contemplated thereunder; and

(b) the Annual Cap for the transactions contemplated under the Sichuan Airline Services Agreement for the year ending 31 December 2010 as shown in the Circular, be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Sichuan Airline Services Agreement and the transactions contemplated thereunder."

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
13 November 2009

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of holders of H shares of the Company ("**H Shares**") will be closed from 30 November 2009 to 30 December 2009 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of H Shares and domestic Shares of the Company ("**Domestic Shares**") whose names appear on the register of members of the Company at the close of business on 27 November 2009 are entitled to attend the EGM. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 27 November 2009 in order to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Ltd. within the same period of time.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 9 December 2009 personally or by mail or fax.

6. The EGM is expected to last for half a day. Shareholders (or their proxies) attending the EGM are responsible for their own transportation and accommodation expenses.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Cao Guangfu;
Independent non-executive directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

目　錄

頁次

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「中國航空結算公司」	指	中國航空結算有限責任公司，本公司的全資附屬公司
「國航」	指	中國國際航空股份有限公司
「國航交易」	指	本集團與國航就提供本通函所載的技術服務、收入結算系統開發及支持服務，以及客運及貨運收入結算清算服務而訂立的持續關連交易
「年度上限」	指	如本通函「年度上限」一段所載，持續關連交易於截至二零一二年十二月三十一日止三個年度各年的預計年度最高總金額
「章程」	指	本公司公司章程
「聯繫人」	指	具有《上市規則》第1章及第19A章所賦予的相同涵義
「董事會」	指	董事會
「民航局」	指	中國民用航空局，乃中國民航業監管機構
「長安航空」	指	長安航空有限責任公司，持有本公司0.08%股權的發起人
「招商證券」	指	招商證券(香港)有限公司，獨立董事委員會及獨立股東的獨立財務顧問，為根據《證券及期貨條例》進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團
「重慶航空」	指	重慶航空有限公司

「重慶凱亞」	指	重慶民航凱亞信息技術有限公司
「本公司」	指	中國民航信息網絡股份有限公司，根據中國法律註冊成立的公司，其股份在聯交所主板上市，而其美國預託證券在美國場外證券市場進行買賣
「關連人士」	指	具有《上市規則》所賦予之相同涵義
「關連服務公司」	指	本公司《上市規則》第14A章項下的關連人士，包括華東凱亞、上海凱亞、西南凱亞、青島凱亞、海南凱亞、湖北凱亞、重慶凱亞、雲南凱亞、廈門凱亞、西安凱亞、新疆凱亞、東北凱亞、深圳凱亞及廣州空港
「持續關連交易」	指	(i)豁免項下的持續關連交易，包括國航交易、南方航空交易、祥鵬航空交易、山東航空交易、東方航空交易、澳門航空交易、廈門航空交易、海南航空交易；(ii)新網絡服務協議項下本公司與關連服務公司之間擬進行之交易；及(iii)四川航空交易
「董事」	指	本公司董事
「東北凱亞」	指	瀋陽民航東北凱亞有限公司
「東方航空」	指	中國東方航空股份有限公司，持有本公司0.27%股權的發起人
「東方航空交易」	指	中國航空結算公司與東方航空就提供本通函所載的收入結算系統開發及支持服務以及客運及貨運收入結算清算服務而訂立的持續關連交易
「東航集團」	指	中國東方航空集團公司，持有本公司11.22%股權的發起人，故亦為本公司主要股東
「東航武漢」	指	中國東方航空武漢有限責任公司，持有本公司0.13%股權的發起人，為東航集團之附屬公司

「臨時股東大會」	指	本公司為批准(i)截至二零一二年十二月三十一日止為期三年的一般授權以繼續進行豁免項下的持續關連交易；及(ii)持續關連交易及年度上限而擬於二零零九年十二月三十日(星期三)召開的臨時股東大會，大會通告載於本通函第59頁至第64頁
「本集團」	指	本公司及其附屬公司，包括中國航空結算公司
「廣州空港」	指	廣州空港航翼信息科技有限公司
「海南航空」	指	海南航空股份有限公司，持有本公司1.13%股權的發起人
「海南航空交易」	指	中國航空結算公司與海南航空就提供本通函所載的聯運數據交換服務而訂立的持續關連交易
「海南凱亞」	指	海南民航凱亞有限公司
「港元」	指	港元，香港法定貨幣
「華東凱亞」	指	上海民航華東凱亞系統集成有限公司
「湖北凱亞」	指	湖北民航凱亞有限公司
「獨立董事委員會」	指	本公司將成立的獨立董事委員會(成員包括易永發、袁耀輝及蔡敬金)，以就持續關連交易及年度上限向獨立股東提供意見
「獨立股東」	指	於臨時股東大會上毋須就有關持續關連交易放棄投票的本公司股東
「獨立第三方」	指	獨立於本公司及關連人士的第三方
「最後可行日期」	指	二零零九年十一月九日，即本通函付印前為確定其所載若干資料的最後實際可行日期

「上市規則」	指	聯交所證券上市規則
「祥鵬航空」	指	雲南祥鵬航空有限責任公司
「祥鵬航空交易」	指	本公司與祥鵬航空就提供本通函所載的技術服務而訂立的持續關連交易
「澳門航空」	指	澳門航空股份有限公司
「澳門航空交易」	指	中國航空結算公司與澳門航空就提供本通函所載的客運及貨運收入結算清算服務而訂立的持續關連交易
「主要發起人」	指	南航集團、東航集團、中航集團、廈門航空、東方航空及東航武漢
「少數發起人」	指	長安航空、新華航空、海南航空及山東航空
「中航集團」	指	中國航空集團公司，持有本公司9.17%股權的發起人
「新網絡服務協議」	指	本公司與25家服務公司於二零零九年十一月四日就網絡服務訂立的框架協議
「中國」	指	中華人民共和國，就本通函而言，不包括澳門特別行政區及香港特別行政區
「發起人」	指	本公司的發起人
「青島凱亞」	指	青島民航凱亞系統集成有限公司
「人民幣」	指	人民幣，中國法定貨幣
「服務公司」	指	於二零零九年十一月四日與本公司訂立新網絡服務協議的公司及該等公司之詳情載於本通函

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「山東航空」	指	山東航空股份有限公司，持有本公司0.45%股權的發起人
「山東航空交易」	指	本集團與山東航空就提供本通函所載的技術服務、收入結算系統開發及支持服務，以及客運及貨運收入結算清算服務而訂立的持續關連交易
「上海航空」	指	上海航空股份有限公司
「上海航空交易」	指	中國航空結算公司與上海航空就提供本通函所載的收入結算系統開發及支持服務以及客運及貨運收入結算清算服務而訂立的交易
「上海凱亞」	指	上海東美在線旅行社有限公司
「股東」	指	本公司股東
「深圳航空」	指	深圳航空有限責任公司，持有本公司0.64%股權的發起人
「深圳凱亞」	指	深圳民航凱亞有限公司
「四川航空」	指	四川航空股份有限公司
「四川航空服務協議」	指	本公司與四川航空就本公司向四川航空提供技術服務而訂立日期為二零零五年一月二十六日的協議，原為期三年，截至二零零八年一月一日止，如早前所披露，經本公司及四川航空於二零零七年十一月十四日及二零零八年十二月三十日協定後，已續訂為兩份一年期的協議，截至二零零九年十二月三十一日止，及經本公司與四川航空於二零零九年十一月九日協定後，將再獲重續一年至二零一零年十二月三十一日止
「四川航空交易」	指	四川航空服務協議項下擬進行的交易

「四川集團」	指	四川航空集團公司，持有本公司0.18%股權的發起人
「南方航空」	指	中國南方航空股份有限公司
「南方航空交易」	指	本公司與南方航空、廈門航空及重慶航空就向南方航空、廈門航空及重慶航空提供本通函所載的技術服務而訂立的持續關連交易
「南航集團」	指	中國南方航空集團公司，持有本公司11.94%股權的發起人，故亦為本公司主要股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有《上市規則》所賦予之相同涵義
「監事」	指	本公司監事
「豁免」	指	就國航交易、南方航空交易、祥鵬航空交易、山東航空交易、東方航空交易、澳門航空交易、廈門航空交易及海南航空交易，聯交所豁免本集團嚴格遵守《上市規則》第14A.35(1)條有關訂立書面協議規定。該項豁免自上述現有交易各自之期限屆滿時起為期三年
「廈門航空」	指	廈門航空有限公司，持有本公司2.25%股權的發起人，為南航集團的附屬公司
「廈門航空交易」	指	中國航空結算公司與廈門航空就提供本通函所載的聯運數據交換服務進行的持續關連交易
「廈門凱亞」	指	廈門民航凱亞有限公司
「西安凱亞」	指	西安民航凱亞科技有限公司

「西南凱亞」	指	成都民航西南凱亞有限責任公司
「新華航空」	指	中國新華航空有限責任公司，持有本公司0.78%股權的發起人
「新疆凱亞」	指	新疆民航凱亞信息網絡有限責任公司
「雲南凱亞」	指	雲南民航凱亞信息有限公司
「二零零六年網絡服務協議」	指	本公司與21家服務公司於二零零六年十二月三十日就網絡服務訂立的框架協議
「%」	指	百分比

就本通函而言，除另有說明外，所使用的1港元=人民幣0.88元的兌換率(在適用情況下)僅為闡述之用，並不表示任何款項曾經、可能曾經或可以兌換的聲明。



中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

董事：	*註冊辦公地址：*
徐　強 *(董事長)*	中國
崔志雄	北京海淀區
肖殷洪	科學院南路2號
王全華#	融科資訊中心
羅朝庚#	C座南樓18-20層
曹光福#	郵編：100190
易永發##	
袁耀輝##	
蔡敬金##	

\# *非執行董事*
\## *獨立非執行董事*

敬啟者：

持續關連交易
及
臨時股東大會通告

1. 背景

如本公司日期為二零零九年十一月四日及二零零九年十一月九日的公告所載列，董事建議(i)向獨立股東尋求截至二零一二年十二月三十一日止為期三年的一般授權，以繼續進行豁免項下的持續關連交易，及(ii)尋求獨立股東於臨時股東大會上批准有關新網絡服務協議及四川航空服務協議的持續關連交易及其各自的年度上限。

本通函旨在為　閣下提供：(其中包括) (i)持續關連交易的進一步詳情；(ii)招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見函件；(iii)獨立董事委員會就持續關連交易及年度上限向獨立股東提供的推薦建議；及(iv)臨時股東大會的通告。

2. 持續關連交易

I. 豁免項下的持續關連交易

茲提述本公司日期為二零零九年九月二日的公告，該公告是有關聯交所就本集團為訂約一方而主要發起人、少數發起人及／或彼等各自聯繫人為訂約另一方的若干持續關連交易授予豁免，以毋須嚴格遵守《上市規則》第14A.35(1)條有關訂立書面協議之規定。豁免自現有持續關連交易各自之期限屆滿時起為期三年。

豁免項下的持續關連交易之詳情載列如下：

(a) 提供技術服務

訂約方：　*服務提供方：*

本公司

服務接受方：

(1) 國航

(2) 南方航空(包括廈門航空及重慶航空)

(3) 祥鵬航空

(4) 山東航空

期限： 二零一零年一月一日至二零一二年十二月三十一日

服務： 技術服務的範圍包括：

(i) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售及公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務等民航及商業數據網絡服務。

服務費： 目前，技術服務的服務費乃按民航局規定的現行計費標準釐定，該標準與本公司日期為二零零一年一月二十九日的招股書內所披露者相同。

根據民航局的計費標準(視乎進行交易的系統種類)，國內航線每位乘客應支付的預訂費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

此外，服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等)；(ii)本公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模)，及(iii)根據民航局規定的費率計算，使用本公司物理標識設備(「PID」)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後三十天內以現金支付。本公司須於每月二十日就上月收款金額開出發票。

(b) 提供(i)收入結算系統開發及支持服務及(ii)客運及貨運收入結算清算服務

訂約方： *服務提供方：*

中國航空結算公司

服務接受方：

(1) 東方航空

(2) 國航

(3) 澳門航空

(4) 山東航空

期限： 二零一零年一月一日至二零一二年十二月三十一日

服務： 收入結算系統開發及支持服務範圍，包括提供計算機系統應用開發及支持服務，包括國際、國內客運收入管理計算機系統、國際、國內貨運收入管理系統、郵件收入管理系統、機場服務費結算系統、數據服務系統及國際、國內清算及結算系統等自行開發的計算機應用系統。

客運及貨運收入結算清算服務範圍，包括就客運及貨運(視情況而定)收入結算清算服務提供數據採集、銷售報告控制、銷售審核、分攤、承運處理、對外及對內開賬、票據配比、結算、對賬及管理報告服務。

服務費： 收入結算系統開發及支持服務的費率乃參考所提供相關種類服務的價格及規格並經協商後確定，並視乎交易量而定(即交易量越高，費率越低)。國際及國內客運收入結算系統開發及支持服務的單位費率分別不超過人民幣1.65元及人民幣0.6元。國際及國內貨運收入結算系統開發及支持服務的單位費率分別不超過人民幣5.2元及人民幣1.8元。

客運及貨運收入結算清算服務的費用乃參照民航局發出的有關文件所規定的費率及規定並經協商後確定。提供服務的價格乃根據(i)交易量乘以單價(介乎人民幣0.15元至人民幣6元)及(ii)佔總結算金額的百分比率(介乎0.3%至3%之間)計算。

(c) ***提供聯運數據交換服務***

訂約方：　*服務提供方：*

中國航空結算公司

服務接受方：

(1)　廈門航空

(2)　海南航空

期限：　二零一零年一月一日至二零一二年十二月三十一日

服務：　聯運數據交換服務的範圍，包括接收來自各航空公司的聯運開賬數據，同時按被開賬航空公司(「**被開賬航空公司**」)分類聚合，將各航空公司向被開賬航空公司的開賬數據匯總並傳送給被開賬航空公司。

服務費：　固定年度服務費人民幣120,000元。

II.　新網絡服務協議

本公司於二零零六年十二月三十日與21家服務公司訂立了二零零六年網絡服務協議。該等協議的現有期限將於二零零九年十二月三十一日到期，因此本公司於二零零九年十一月四日與25家服務公司訂立了新網絡服務協議。

日期：　二零零九年十一月四日

訂約方：　(a)　本公司

服務公司：

(b)　雲南航信空港網絡有限公司

(c)　黑龍江航信空港網絡有限公司

(d) 大連航信空港網絡有限責任公司

(e) 河北航信空港網路有限公司
((b)至(e)項所列公司為本公司的聯營公司。本公司擁有公司(b)40%權益，並擁有公司(c)至(e)各50%權益。公司(b)至(e)其餘權益由獨立第三方擁有。)

(f) 中國民航信息網絡股份(香港)有限公司

(g) 中國民航信息網絡股份(新加坡)有限公司

(h) 中國民航信息網絡股份(日本)有限公司

(i) 中國民航信息網絡股份(韓國)有限公司

(j) 天信達信息技術有限公司

(k) 上海民航信息科技有限公司

(l) 廣州民航信息技術有限公司
((f)至(l)項所列公司為本公司的全資附屬公司)

(m) 華東凱亞

(n) 上海凱亞

(o) 西南凱亞

(p) 青島凱亞

(q) 海南凱亞

(r) 湖北凱亞

(s) 重慶凱亞

(t) 雲南凱亞

(u) 廈門凱亞

(v) 西安凱亞

(w) 新疆凱亞

(x) 東北凱亞

(y) 深圳凱亞

(z) 廣州空港
*((m)至(z)項所列公司統稱為「**關連服務公司**」)*

期限： 自二零一零年一月一日起至二零一二年十二月三十一日止，倘協議雙方均未提前三個月提出書面反對，則自該期限屆滿之日起，協議自動續期三年。

服務： 服務公司須(i)在各自地區建立、運營及維護在其地區連接本公司網絡和系統的地區網絡節點和設施，並且以本公司數據網絡業務的當地服務中心的身份提供服務，例如連接網絡節點、數據傳輸設備、終端、安裝設備、維護、技術支持及其他網絡服務；(ii)就本公司的全國數據網絡向本公司航空信息技術系統的用戶提供技術服務；(iii)為本公司的產品提供市場營銷及分銷服務；及(iv)提供技術開發服務 *((iii)及(iv)統稱為「**新增服務**」)*。

本公司須根據服務公司的需求，租賃用於服務公司網絡節點所需的主要設備，及負責網絡配置平面圖的設計、設備安裝、調試及維護。

服務費： 服務費一般乃按以下因素釐定：(i)倘該等服務受政府監管機關監管，則依據政府監管機關(例如民航局)規定的費率；(ii)由本公司與各服務公司參照政府監管機關提出的指導價磋商；(iii)倘無規定費率或指導價，或規定費率、指導價已被取消或不適用，則由本公司與各服務公司根據現行市價(如有)或以前的規定費率或指導價或以成本為基準磋商。

就連接本公司的網絡及系統而言，服務公司須(i)根據使用量及參考民航局規定的費率，就本公司的網絡連接按月以現金支付連接費；(ii)根據使用量參考民航局規定的費率，按月以現金支付PID技術服務費；及(iii)根據使用量按本公司規定的費率或根據本公司擬與各服務公司另行訂立的各產品協議，就透過互聯網連接本公司的主機及使用本公司的產品，按月以現金支付技術服務費。

就設備租賃及維護而言，(i)服務公司須按成本基準或按現行市價或根據本公司擬與各服務公司另行訂立的協議支付設備租賃費(如有)；及(ii)本公司須按成本基準或按現行市價或根據本公司擬與各服務公司另行訂立的協議支付設備維護費。

就本公司的服務及產品市場推廣和分銷而言，(i)本公司須就服務公司向本公司的用戶（如有）提供的技術維護服務支付技術維護費，該項費用可根據本公司擬與各服務公司另行訂立的協議釐定；及(ii)本公司須根據服務公司在電子商務系統平台上處理的交易量按約定價格支付市場服務費，而服務公司須根據約定的價格或根據本公司擬與各服務公司另行訂立的協議支付系統處理費；(iii)本公司須根據現行市價或根據本公司擬與各服務公司另行訂立的協議，與服務公司按比例分享電子客票服務所得的收入；及(iv)本公司須按比例或根據本公司擬與各服務公司另行訂立的協議，就酒店分銷服務支付服務費。

就技術開發服務而言，本公司須就聘用服務公司的專業人員以提供（其中包括）產品開發服務支付開發技術服務費（如有），該項費用可根據本公司擬與各服務公司另行訂立的協議釐定。

III. 四川航空服務協議

本公司一直根據四川航空服務協議向四川航空提供若干技術服務。四川航空服務協議的現有期限將於二零零九年十二月三十一日到期。本公司及四川航空均滿意現有的良好合作關係，於二零零九年十一月九日達成協議，於二零零九年十二月三十一日的現有期限屆滿後續訂四川航空服務協議，直至二零一零年十二月三十一日止。

有關四川航空服務協議詳情載列如下：

訂約方： *服務提供方：*

本公司

服務接受方：

四川航空

期限： 二零一零年一月一日至二零一零年十二月三十一日

服務： 與上文「I.豁免項下的持續關連交易－(a)提供技術服務」一節中所述服務相同。

服務費： 與上文「I.豁免項下的持續關連交易－(a)提供技術服務」一節中所述服務相同。

3. 過往交易紀錄

下文所載為截至二零零八年十二月三十一日止兩個年度及截至二零零九年八月三十一日止八個月持續關連交易總金額之摘要：

	各類持續關連交易(參考上文「持續關連交易」一節)	截至十二月三十一日止年度		截至二零零九年八月三十一日止八個月
		二零零七年	二零零八年	
國航交易	I(a)	人民幣241,469,000元(約相等於274百萬港元)	人民幣239,727,000元(約相等於272百萬港元)	人民幣125,168,000元(約相等於142百萬港元)
	I(b)	人民幣48,032,000元(約相等於55百萬港元)	人民幣46,321,000元(約相等於53百萬港元)	人民幣27,829,000元(約相等於32百萬港元)
南方航空交易	I(a)	人民幣347,507,000元(約相等於395百萬港元)	人民幣336,495,000元(約相等於382百萬港元)	人民幣181,126,000元(約相等於206百萬港元)
祥鵬航空交易	I(a)	—	人民幣8,697,000元(約相等於10百萬港元)	人民幣9,264,000元(約相等於11百萬港元)

山東航空交易	I(a)	人民幣33,668,000元(約相等於38百萬港元)	人民幣33,427,000元(約相等於38百萬港元)	人民幣18,291,000元(約相等於21百萬港元)
	I(b)	人民幣2,886,000元(約相等於3百萬港元)	人民幣2,891,000元(約相等於3百萬港元)	人民幣1,920,000元(約相等於2百萬港元)
東方航空交易	I(b)	人民幣53,506,000元(約相等於61百萬港元)	人民幣49,349,000元(約相等於56百萬港元)	人民幣29,186,000元(約相等於33百萬港元)
上海航空交易	I(b)	人民幣8,710,000元(約相等於10百萬港元)	人民幣10,627,000元(約相等於12百萬港元)	人民幣4,803,000元(約相等於5百萬港元)
澳門航空交易	I(b)	人民幣9,530,000元(約相等於11百萬港元)	人民幣7,941,000元(約相等於9百萬港元)	人民幣3,751,000元(約相等於4百萬港元)
廈門航空交易	I(c)	人民幣120,000元(約相等於136,000港元)	人民幣120,000元(約相等於136,000港元)	人民幣80,000元(約相等於91,000港元)
海南航空交易	I(c)	人民幣120,000元(約相等於136,000港元)	人民幣120,000元(約相等於136,000港元)	人民幣80,000元(約相等於91,000港元)

二零零六年網絡服務協議項下與華東凱亞的交易	II	人民幣848,000元(約相等於1百萬港元)	人民幣3,633,000元(約相等於4百萬港元)	人民幣11,439,000元(約相等於13百萬港元)
二零零六年網絡服務協議項下與上海凱亞的交易	II	—	—	—
二零零六年網絡服務協議項下與西南凱亞的交易	II	人民幣1,459,000元(約相等於2百萬港元)	人民幣5,375,000元(約相等於6百萬港元)	人民幣3,772,000元(約相等於4百萬港元)
二零零六年網絡服務協議項下與青島凱亞的交易	II	人民幣723,000元(約相等於1百萬港元)	人民幣777,000元(約相等於1百萬港元)	人民幣514,000元(約相等於1百萬港元)
二零零六年網絡服務協議項下與海南凱亞的交易	II	人民幣1,430,000元(約相等於2百萬港元)	人民幣2,087,000元(約相等於2百萬港元)	人民幣1,353,000元(約相等於2百萬港元)
二零零六年網絡服務協議項下與湖北凱亞的交易	II	人民幣4,076,000元(約相等於5百萬港元)	人民幣3,883,000元(約相等於4百萬港元)	人民幣3,077,000元(約相等於3百萬港元)
二零零六年網絡服務協議項下與重慶凱亞的交易	II	人民幣1,263,000元(約相等於1百萬港元)	人民幣1,251,000元(約相等於1百萬港元)	人民幣838,000元(約相等於1百萬港元)
二零零六年網絡服務協議項下與雲南凱亞的交易	II	人民幣2,380,000元(約相等於3百萬港元)	人民幣2,390,000元(約相等於3百萬港元)	人民幣1,608,000元(約相等於2百萬港元)

二零零六年網絡服務協議項下與廈門凱亞的交易	II	人民幣4,228,000元(約相等於5百萬港元)	人民幣2,176,000元(約相等於2百萬港元)	人民幣1,359,000元(約相等於2百萬港元)
二零零六年網絡服務協議項下與西安凱亞的交易	II	人民幣2,850,000元(約相等於3百萬港元)	人民幣2,679,000元(約相等於3百萬港元)	人民幣2,290,000元(約相等於3百萬港元)
二零零六年網絡服務協議項下與新疆凱亞的交易	II	人民幣2,973,000元(約相等於3百萬港元)	人民幣2,655,000元(約相等於3百萬港元)	人民幣1,891,000元(約相等於2百萬港元)
二零零六年網絡服務協議項下與東北凱亞的交易	II	人民幣4,369,000元(約相等於5百萬港元)	人民幣3,987,000元(約相等於5百萬港元)	人民幣2,694,000元(約相等於3百萬港元)
二零零六年網絡服務協議項下與深圳凱亞的交易	II	人民幣10,319,000元(約相等於12百萬港元)	人民幣9,695,000元(約相等於11百萬港元)	人民幣6,812,000元(約相等於8百萬港元)
二零零六年網絡服務協議項下與廣州空港的交易	II	—	—	—
四川航空交易	III	人民幣68,420,000元(約相等於78百萬港元)	人民幣68,071,000元(約相等於77百萬港元)	人民幣40,843,000元(約相等於46百萬港元)

4. 年度上限

下文所載為截至二零一二年十二月三十一日止三個年度的建議持續關連交易年度上限之摘要：

	各類持續關連交易(參考上文「持續關連交易」一節)	截至十二月三十一日止年度		
		二零一零年	二零一一年	二零一二年
國航交易	I(a)	人民幣345,207,000元(約相等於392百萬港元)	人民幣414,248,000元(約相等於471百萬港元)	人民幣497,098,000元(約相等於565百萬港元)
	I(b)	人民幣66,702,000元(約相等於76百萬港元)	人民幣80,043,000元(約相等於91百萬港元)	人民幣96,051,000元(約相等於109百萬港元)
南方航空交易	I(a)	人民幣484,553,000元(約相等於551百萬港元)	人民幣581,463,000元(約相等於661百萬港元)	人民幣697,756,000元(約相等於793百萬港元)
祥鵬航空交易	I(a)	人民幣25,047,000元(約相等於28百萬港元)	人民幣30,057,000元(約相等於34百萬港元)	人民幣36,068,000元(約相等於41百萬港元)

山東航空交易	I(a)	人民幣48,135,000元（約相等於55百萬港元）	人民幣57,762,000元（約相等於66百萬港元）	人民幣69,314,000元（約相等於79百萬港元）
	I(b)	人民幣4,163,000元（約相等於5百萬港元）	人民幣4,996,000元（約相等於6百萬港元）	人民幣5,995,000元（約相等於7百萬港元）
東方航空交易（已計及上海航空交易的預計金額）	I(b)	人民幣86,365,000元（約相等於98百萬港元）	人民幣103,639,000元（約相等於118百萬港元）	人民幣124,366,000元（約相等於141百萬港元）
澳門航空交易	I(b)	人民幣11,435,000元（約相等於13百萬港元）	人民幣13,722,000元（約相等於16百萬港元）	人民幣16,466,000元（約相等於19百萬港元）
廈門航空交易	I(c)	人民幣120,000元（約相等於136,000港元）	人民幣120,000元（約相等於136,000港元）	人民幣120,000元（約相等於136,000港元）
海南航空交易	I(c)	人民幣120,000元（約相等於136,000港元）	人民幣120,000元（約相等於136,000港元）	人民幣120,000元（約相等於136,000港元）
新網絡服務協議項下與華東凱亞的交易	II	人民幣37,138,000元（約相等於42百萬港元）	人民幣44,566,000元（約相等於51百萬港元）	人民幣53,479,000元（約相等於61百萬港元）

新網絡服務協議項下與上海凱亞的交易	II	人民幣280,000元(約相等於0.3百萬港元)	人民幣336,000元(約相等於0.4百萬港元)	人民幣403,000元(約相等於0.5百萬港元)
新網絡服務協議項下與西南凱亞的交易	II	人民幣26,510,000元(約相等於30百萬港元)	人民幣31,812,000元(約相等於36百萬港元)	人民幣38,174,000元(約相等於43百萬港元)
新網絡服務協議項下與青島凱亞的交易	II	人民幣4,840,000元(約相等於6百萬港元)	人民幣5,808,000元(約相等於7百萬港元)	人民幣6,970,000元(約相等於8百萬港元)
新網絡服務協議項下與海南凱亞的交易	II	人民幣3,672,000元(約相等於4百萬港元)	人民幣4,406,000元(約相等於5百萬港元)	人民幣5,288,000元(約相等於6百萬港元)
新網絡服務協議項下與湖北凱亞的交易	II	人民幣6,229,000元(約相等於7百萬港元)	人民幣7,475,000元(約相等於8百萬港元)	人民幣8,970,000元(約相等於10百萬港元)
新網絡服務協議項下與重慶凱亞的交易	II	人民幣2,470,000元(約相等於3百萬港元)	人民幣2,964,000元(約相等於3百萬港元)	人民幣3,557,000元(約相等於4百萬港元)
新網絡服務協議項下與雲南凱亞的交易	II	人民幣4,211,000元(約相等於5百萬港元)	人民幣5,053,000元(約相等於6百萬港元)	人民幣6,064,000元(約相等於7百萬港元)

新網絡服務協議項下與廈門凱亞的交易	II	人民幣3,802,000元（約相等於4百萬港元）	人民幣4,562,000元（約相等於5百萬港元）	人民幣5,475,000元（約相等於6百萬港元）
新網絡服務協議項下與西安凱亞的交易	II	人民幣4,619,000元（約相等於5百萬港元）	人民幣5,543,000元（約相等於6百萬港元）	人民幣6,651,000元（約相等於8百萬港元）
新網絡服務協議項下與新疆凱亞的交易	II	人民幣4,232,000元（約相等於5百萬港元）	人民幣5,078,000元（約相等於6百萬港元）	人民幣6,094,000元（約相等於7百萬港元）
新網絡服務協議項下與東北凱亞的交易	II	人民幣6,611,000元（約相等於8百萬港元）	人民幣7,933,000元（約相等於9百萬港元）	人民幣9,520,000元（約相等於11百萬港元）
新網絡服務協議項下與深圳凱亞的交易	II	人民幣15,257,000元（約相等於17百萬港元）	人民幣18,308,000元（約相等於21百萬港元）	人民幣21,970,000元（約相等於25百萬港元）
新網絡服務協議項下與廣州空港的交易	II	人民幣1,000,000元（約相等於1百萬港元）	人民幣1,200,000元（約相等於1百萬港元）	人民幣1,440,000元（約相等於2百萬港元）
四川航空交易	III	人民幣98,022,000元（約相等於111百萬港元）	—	—

5. 釐定持續關連交易年度上限的基準

(a) 提供技術服務

年度上限乃參考(i)截至二零零八年十二月三十一日止年度及截至二零零九年八月三十一日止八個月本集團與關連人士之間進行此類交易的歷史交易金額；及(ii)預計交易額年增長率為20%(經計及中國航空旅遊業的預期增長及商旅次數的持續增加)後釐定。

(b) 提供(i)收入結算系統開發及支持服務及(ii)客運及貨運收入結算清算服務

年度上限乃參考(i)截至二零零八年十二月三十一日止年度及截至二零零九年八月三十一日止八個月本集團與關連人士之間進行此類交易的歷史交易金額；(ii)預計本集團提供的服務水平及服務範圍年增長率為20%(經計及未來航空業的增長率及航空公司業務近年的歷史增長率)後釐定。就東方航空交易而言，鑒於近期上海航空將被東方航空合併，故年度上限已計及上海航空的有關歷史交易額。

(c) 提供聯運數據交換服務

年度上限乃基於原有協議下收取的固定年度服務費釐定。預計二零一零年至二零一二年間服務費水平不會發生重大變化。

(d) 提供網絡服務

年度上限乃參考(i)二零零六年網絡服務協議項下與關連服務公司的交易截至二零零八年十二月三十一日止年度及截至二零零九年八月三十一日止八個月的歷史交易金額；及(ii)擬按新網絡服務協議提供的二零零六年網絡服務協議以外的新增服務；及(iii)預計現有及新增服務交易額年增長率為20%(經計及中國航空旅遊業的預期增長及商旅次數的持續增加)後釐定。

董事(其意見載列於本通函「獨立董事委員會函件」的獨立非執行董事除外)認為,年度上限對本公司及其股東而言屬公平合理。待考慮獨立財務顧問致獨立董事委員會及獨立股東的函件(將載於本公司通函)所載建議後,獨立董事委員會將提出彼等的推薦建議。

6. 持續關連交易的理由及利益

本集團的主要業務為在中國提供航空信息技術服務及向國內外航空公司提供會計、結算及清算服務、信息系統開發及支持服務。

中國航空結算公司於二零零九年三月三日成為本公司全資附屬公司,主要業務為向商營航空公司及其他航空公司提供會計、結算及清算服務、信息系統開發及支持服務。

「I.豁免項下的持續關連交易」及「III. 四川航空服務協議」兩節所述的各種服務乃於本集團日常及一般業務過程中提供。本集團將就提供該等服務收取服務費,從而該等交易將增加本集團的總收入。

本公司已於二零零六年十二月三十日與21家服務公司訂立二零零六年網絡服務協議。該協議的現有期限將於二零零九年十二月三十一日屆滿,故本公司將於二零零九年十一月四日與25家服務公司訂立新網絡服務協議。服務公司為本公司與其他方成立的公司,旨在分銷本公司產品,及為不同地區的客戶提供更好的服務。

董事(其意見載列於本通函「獨立董事委員會函件」的獨立非執行董事除外)認為,持續關連交易乃於本集團日常及一般業務過程中按正常商業條款進行,持續關連交易的條款及年度上限屬公平合理,並符合本公司及其股東的整體利益。

7. 有關關連對手方的資料

國航

國航為中航集團(為本公司發起人)的附屬公司，故根據《上市規則》第14A.11(4)條，為本公司關連人士。國航(及其附屬公司)主要在中國提供航空客運、航空貨運及航空相關服務。

南方航空

南方航空為南航集團(為本公司發起人及主要股東)的附屬公司，故根據《上市規則》第14A.11(4)條，為本公司關連人士。南方航空主要從事提供國內、港澳地區及國際客運、貨運及郵運服務。該公司亦為一家於聯交所主板上市的公司。

廈門航空

廈門航空為本公司發起人及南方航空的附屬公司，故根據《上市規則》第14A.11(3)條，為本公司關連人士。廈門航空主要從事中國民航業務。

重慶航空

重慶航空為南方航空的附屬公司，故根據《上市規則》第14A.11(4)條，為本公司關連人士。重慶航空主要從事中國民航業務。

祥鵬航空

海南航空及祥鵬航空均為大新華航空有限公司的附屬公司。祥鵬航空為海南航空聯繫人，故根據《上市規則》第14A.11(4)條，為本公司關連人士。祥鵬航空主要從事民航業務。

山東航空

山東航空為本公司發起人，故根據《上市規則》第14A.11(3)條，為本公司關連人士。山東航空的主要業務為於中國境內經營航空業務。

東方航空

東方航空為東航集團(為本公司發起人及主要股東)的附屬公司，故根據《上市規則》第14A.11(4)條，為本公司關連人士。東方航空為一家於聯交所主板上市的公司，主要經營民航業務，包括客運、貨運、郵運及其他延伸的運輸服務。

澳門航空

澳門航空為國航(為本公司發起人中航集團的附屬公司)的附屬公司，故根據《上市規則》第14A.11(4)條，為本公司關連人士，主要從事民航業務。

海南航空

海南航空為本公司發起人，故根據《上市規則》第14A.11(3)條，為本公司關連人士。其主要業務為於中國境內經營航空業務。

四川航空

四川集團、南方航空、上海航空、山東航空及一名獨立第三方分別擁有四川航空40%、39%、10%、10%及1%的股權。四川航空為南方航空的聯繫人，而南方航空為南航集團(發起人)的附屬公司，故根據《上市規則》第14A.11(4)條，為本公司關連人士。

關連服務公司

關連服務公司包括華東凱亞、上海凱亞、西南凱亞、青島凱亞、海南凱亞、湖北凱亞、重慶凱亞、雲南凱亞、廈門凱亞、西安凱亞、新疆凱亞、東北凱亞、深圳凱亞及廣州空港，為本公司關連人士的原因如下：

(a) 華東凱亞41%股權由本公司持有，41%股權由東方航空(發起人)持有，18%股權由上海國際機場股份有限公司持有。根據《上市規則》第14A.11(4)條，華東凱亞為發起人的聯繫人，故屬本公司的關連人士。華東凱亞主營業務為提供計算機軟件、硬件開發及數據網絡服務。

(b) 上海凱亞50%股權由本公司持有，50%股權由上海東美航空旅遊有限公司持有；上海東美航空旅遊有限公司為東航集團(發起人)的附屬公司。根據《上市規則》第14A.11(4)條，上海凱亞為發起人的聯繫人，故屬本公司的關連人士。上海凱亞主要從事電子商務、計算機及相關配件銷售、提供網絡及技術服務以及經濟信息諮詢服務。

(c) 西安凱亞44%股權由本公司持有，35%股權由國航持有，16%股權由四川省機場集團有限公司持有，5%股權由四川集團持有。國航為中航集團(發起人)的附屬公司。根據《上市規則》第14A.11(4)條，西安凱亞為發起人的聯繫人，故屬本公司的關連人士。西安凱亞主營業務為提供計算機軟件、硬件開發及數據網絡服務。

(d) 青島凱亞為本公司的非全資附屬公司，51%股權由本公司持有，36%股權由青島國際機場集團有限公司持有，13%股權由華東凱亞持有；華東凱亞41%股權由東方航空持有，而東方航空為發起人。因此，根據《上市規則》第14A.11(5)條，青島凱亞為本公司關連人士。青島凱亞主營業務為提供計算機軟件、硬件開發及數據網絡服務。

(e) 海南凱亞為本公司的非全資附屬公司，64.78%股權由本公司持有，22.74%股權由南航集團(發起人)持有，4.16%股權由國航(為發起人中航集團的附屬公司)持有，4.16%股權由海南航空(發起人)持有，4.16%股權由中國東方航空西北公司持有；中國東方航空西北公司為東方航空(為發起人東航集團的附屬公司)的分公司。因此，根據《上市規則》第14A.11(5)條，海南凱亞為本公司關連人士。海南凱亞主營業務為提供電子旅遊分銷及貨運管理服務，以及銷售及安裝相關信息系統。

(f) 湖北凱亞為本公司的非全資附屬公司，50%股權由本公司持有，12.50%股權由深圳凱亞(為本公司的非全資附屬公司)持有，12.5%股權由東航武漢(發起人)持有，12.50%股權由中國南方航空股份有限公司湖北分公司工會委員會持有，12.50%股權由武漢天河機場有限責任公司持有。因此，根據《上市規則》第14A.11(5)條，湖北凱亞為本公司關連人士。湖北凱亞主營業務為提供電子旅遊分銷、機場旅客處理及貨運管理服務，以及銷售及安裝相關信息系統。

(g) 重慶凱亞為本公司的非全資附屬公司，51%股權由本公司持有，24.50%股權由國航(為發起人中航集團的附屬公司)持有，24.50%股權由重慶機場(集團)有限公司持有。因此，根據《上市規則》第14A.11(5)條，重慶凱亞為本公司關連人士。重慶凱亞主營業務為提供電子旅遊分銷、機場旅客處理及貨運管理服務，以及銷售及安裝相關信息系統。

(h) 雲南凱亞為本公司的非全資附屬公司，51%股權由本公司持有，49%股權由中國東方航空雲南公司持有；中國東方航空雲南公司為東方航空(發起人)的全資附屬公司，而東方航空為東航集團(發起人)的附屬公司。根據《上市規則》第14A.11(4)條，雲南凱亞為發起人的聯繫人，屬本公司的關連人士。雲南凱亞主營業務為提供計算機軟件、硬件開發及數據網絡服務。

(i) 廈門凱亞為本公司的非全資附屬公司，51%股權由本公司持有，28.5%股權由廈門航空(發起人)持有，20.5%股權由廈門國際航空港股份有限公司持有。因此，根據《上市規則》第14A.11(5)條，廈門凱亞為本公司關連人士。廈門凱亞主營業務為提供計算機軟件、硬件開發及數據網絡服務。

(j) 西安凱亞為本公司的非全資附屬公司，51%股權由本公司持有，32%股權由中國東方航空西北公司(為東方航空的分公司)持有，17%股權由西部機場集團持有。東方航空(發起人)為發起人東航集團的附屬公司。因此，根據《上市規則》第14A.11(5)條，西安凱亞為本公司關連人士。西安凱亞主營業務為提供計算機軟件、硬件開發及數據網絡服務。

(k) 新疆凱亞為本公司的非全資附屬公司，51%股權由本公司持有，24.5%股權由新疆機場集團有限責任公司持有，24.5%股權由南航集團(發起人)持有。因此，根據《上市規則》第14A.11(5)條，新疆凱亞為本公司關連人士。新疆凱亞主營業務為提供計算機軟件、硬件開發及數據網絡服務。

(l) 東北凱亞46%股權由本公司持有，42%股權由南航集團（發起人）持有，12%股權由遼寧省機場管理集團公司持有。根據《上市規則》第14A.11(4)條，東北凱亞為發起人的聯繫人，屬本公司的關連人士。東北凱亞主營業務為提供計算機軟件、硬件開發及數據網絡服務。

(m) 深圳凱亞為本公司的非全資附屬公司，61.47%股權由本公司持有，5.59%股權由南航集團（發起人）持有，5.59%股權由國航（為發起人中航集團的附屬公司）持有，5.59%股權由新華航空持有，5.59%股權由深圳航空（發起人）持有，5.59%股權由深圳市機場股份有限公司持有，5.59%股權由中國南方航空（集團）深圳公司（為發起人南航集團的附屬公司）持有，5.00%股權由四川集團持有。因此，根據《上市規則》第14A.11(5)條，深圳凱亞為本公司關連人士。深圳凱亞主營業務為提供電子旅遊分銷及貨運管理服務、銷售及安裝相關信息系統。

(n) 廣州空港20%股權由本公司持有，39%股權由南方航空（為發起人南航集團的附屬公司）持有，41%股權由廣東省機場管理集團公司持有。根據《上市規則》第14A.11(4)條，廣州空港為發起人的聯繫人，屬本公司的關連人士。廣州空港主要從事提供計算機軟件、硬件開發及技術諮詢服務。

8. 《上市規則》的涵義

本公司建議向獨立股東尋求截至二零一二年十二月三十一日止為期三年的一般授權，以繼續進行豁免項下的持續關連交易（其現有期限將於二零零九年十二月三十一日到期但於該等日期後仍將繼續）。倘若新書面協議條款與獨立股東批准之條款有重大差異，本公司將重新遵守《上市規則》第14A章有關申報、公告及／或尋求獨立股東批准的規定。

由於新網絡服務協議項下與關連服務公司的交易總額參照最高年度上限的資產比率及收入比率超過2.5%，故新網絡服務協議須遵守《上市規則》第14A章關於申報、公告及尋求獨立股東批准的規定。

由於四川航空服務協議項下參照年度上限的收入比率超過2.5%，故四川航空服務協議須遵守《上市規則》第14A章關於申報、公告及尋求獨立股東批准的規定。

本公司已成立獨立董事委員會，就持續關連交易(i)是否於本集團日常及一般業務過程中進行；(ii)是否按正常商業條款進行；及(iii)對獨立股東而言是否公平合理並符合本公司及其股東的整體利益，以及年度上限就獨立股東而言是否公平合理並符合本公司及其股東的整體利益，向獨立股東提供意見。獨立董事委員會已成立，以於考慮獨立財務顧問的推薦建議後，建議獨立股東如何於臨時股東大會上就有關持續關連交易及年度上限的決議案投票。

9. 臨時股東大會

本公司將於二零零九年十二月三十日上午十一時正在中國北京東城區東四西大街157號8層本公司會議室召開臨時股東大會，以審議及酌情批准(其中包括)持續關連交易項下擬進行的交易及年度上限。臨時股東大會通告載於本通函第59頁至64頁。

本通函隨附用於臨時股東大會的代表委任表格。無論　閣下是否擬出席該等會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回股份過戶登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股股東而言)，或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層(就本公司內資股股東而言)，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

10. 投票安排

臨時股東大會上將以投票方式進行表決。根據《上市規則》，於持續關連交易中有重大利益之股東及彼等各自的聯繫人須就有關決議案放棄投票。下表載列將就旨在審議及批准有關豁免項下持續關連交易的一般授權、新網絡服務協議及／或四川航空服務協議的決議案放棄投票的本公司股東：

交易	**將放棄投票的本公司股東**
國航交易	— 中航集團 (於本公司持有178,867,000股股份， 約佔本公司總已發行股本9.17%) — 山東航空 (於本公司持有8,697,000股股份， 約佔本公司總已發行股本0.45%)

南方航空交易	— 南航集團 (於本公司持有232,921,000股股份， 約佔本公司總已發行股本11.94%) — 廈門航空 (於本公司持有43,849,000股股份， 約佔本公司總已發行股本2.25%)
祥鵬航空交易	— 海南航空 (於本公司持有22,100,000股股份， 約佔本公司總已發行股本1.13%) — 新華航空 (於本公司持有15,119,000股股份， 約佔本公司總已發行股本0.78%) — 長安航空 (於本公司持有1,599,000股股份， 約佔本公司總已發行股本0.08%)
山東航空交易	— 山東航空
東方航空交易	— 東方航空 (於本公司持有5,317,000股股份， 約佔本公司總已發行股本0.27%) — 東航集團 (於本公司持有218,829,000股股份， 約佔本公司總已發行股本11.22%) — 東航武漢 (於本公司持有2,600,000股股份， 約佔本公司總已發行股本0.13%)
澳門航空交易	— 中航集團 — 山東航空
廈門航空交易	— 南航集團 — 廈門航空
海南航空交易	— 海南航空 — 新華航空 — 長安航空

新網絡服務協議	— 南航集團 — 東航集團 — 中航集團 — 廈門航空 — 東方航空 — 東航武漢 — 深圳航空 (於本公司持有12,480,000股股份， 約佔本公司總已發行股本0.64%) — 新華航空 — 海南航空 — 四川集團 (於本公司持有3,445,000股股份， 約佔本公司總已發行股本0.18%)
四川航空交易	— 四川集團 — 南航集團 — 廈門航空

根據《上市規則》第13.39(4)條，股東於臨時股東大會上均須以投票方式表決。臨時股東大會主席將按照章程要求以投票方式表決擬於臨時股東大會上提呈的決議案。

投票結果將按《上市規則》第2.07C條於臨時股東大會後公佈。

11. 推薦意見

有關持續關連交易之事項，務請　閣下留意載於本通函第32頁的獨立董事委員會函件，及載於本通函第33頁至第54頁的招商證券意見函件，當中載有招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮招商證券的意見後，獨立董事委員會認為，持續關連交易(i)於本集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合本公司及股東的整體利益，以及年度上限就獨立股東而言屬公平合理並符合本公司及股東的整體利益。因此，獨立董事委員會推薦建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的普通決議案。

12. 一般資料

敬請　閣下留意本通函附錄所載的一般資料。

承董事會命
中國民航信息網絡股份有限公司
徐　強
董事長
謹啟

此致

列位股東　台照

二零零九年十一月十三日



中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

敬啟者：

持續關連交易

吾等提述本公司於二零零九年十一月十三日向其股東發出的通函(「**通函**」)，本函件亦為其一部份。除文義另有所指外，本函件所採用的詞彙與通函所定義者具有相同涵義。

吾等已獲董事會委任，以審議持續關連交易。招商證券已獲委任為獨立財務顧問，以向吾等及獨立股東提供有關意見。

務請　閣下注意通函所載的董事會函件及招商證券函件。經考慮通函所載的招商證券意見函件，當中載有其考慮的主要因素及理由及其意見後，吾等認為，持續關連交易乃(i)於本集團的一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)就獨立股東而言屬公平合理，並符合本公司及股東的整體利益，及年度上限就獨立股東而言屬公平合理並符合本公司及股東的整體利益。因此，吾等推薦建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的普通決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會

易永發
袁耀輝
蔡敬金
獨立非執行董事
謹啟

二零零九年十一月十三日

以下為招商證券向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。



香港
中環
交易廣場一期
48樓

中國民航信息網絡股份有限公司
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

敬啟者：

持續關連交易

緒言

茲提述吾等已獲委任為獨立財務顧問，向獨立董事委員會及獨立股東提供有關持續關連交易及年度上限的意見，詳情載於　貴公司日期為二零零九年十一月十三日致股東通函(「**通函**」)內的董事會函件(「**董事會函件**」)，而本函件構成通函的一部分。除文義另有所指外，本函件中所使用的詞彙與通函所定義者具有相同涵義。

誠如董事會函件所述，　貴公司建議向獨立股東尋求截至二零一二年十二月三十一日止為期三年的一般授權，以繼續進行豁免項下的持續關連交易(其現有期限將於二零零九年十二月三十一日到期但於該等日期後仍將繼續)。由於新網絡服務協議項下與關連服務公司的交易總額參照最高年度上限的資產比率及收入比率超過2.5%，故新網絡服務協議構成《上市規則》第14A章項下　貴公司的非豁免持續關連交易。此外，由於四川航空服務協議項下參照年度上限的收入比率超過2.5%，故四川航空服務協議須遵守《上市規則》第14A章關於申報、公告及尋求獨立股東批准的規定。因此，持續關連交易須於臨時股東大會上獲獨立股東批准。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責乃就(1)持續關連交易是否(i)於　貴集團日常及一般業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言是否公平合理並符合　貴公司及股東的整體利益；(2)年度上限就獨立股東而言是否公平合理並符合貴公司及股東的整體利益；及(3)批准持續關連交易及年度上限就獨立股東而言是否公平合理。

吾等之意見基準

在達致吾等之意見及推薦建議時，吾等乃依賴　貴集團、董事及　貴集團管理層向吾等提供的資料、事實及意見的準確性。吾等假設董事在通函內所作出的所有意向聲明及計劃均經審慎周詳查詢後始行作出。吾等亦假設所獲或通函所提述的所有資料、聲明及意見於其編製時，以及直至臨時股東大會日期止均屬真實、準確及完整。吾等無理由懷疑　貴集團、董事及　貴集團管理層向吾等提供的資料及聲明的真實性、準確性及完整性，而吾等已獲董事告知，通函內所提供或提述的資料並無遺漏重大事實。

在提交吾等意見時，吾等已研究及分析並依賴有關　貴集團、持續關連交易及年度上限的資料，內容載列如下：

(i) 就　貴集團為訂約一方而主要發起人、少數發起人及／或彼等各自聯繫人為訂約另一方的現有服務協議；

(ii) 二零零六年網絡服務協議；

(iii) 新網絡服務協議；

(iv) 四川航空服務協議；

(v) 截至二零零七年十二月三十一日止的　貴公司年度報告(「**二零零七年年報**」)；

(vi) 截至二零零八年十二月三十一日止的　貴公司年度報告(「**二零零八年年報**」)；

(vii) 貴公司官方網站；

(viii) 由　貴公司刊發日期為二零零九年九月二日的公告；

(ix) 貴公司刊發日期為二零零九年十一月四日的公告；

(x) 由　貴公司刊發日期為二零零九年十一月九日的公告；

(xi) 日期為二零零七年三月七日的通函；及

(xii) 通函。

吾等亦已研究及分析並依賴的資料如下：

(i) 中華人民共和國國家統計局刊發的《中國統計年鑒－2008年》；

(ii) 於二零零八年三月六日民航局官方網站上公佈的《2007年民航機場生產統計公報》；

(iii) 於二零零九年三月十六日民航局官方網站上公佈的《2008年民航機場生產統計公報》；及

(iv) 登載於國航（包括澳門航空）、南方航空（包括廈門航空及重慶航空）、山東航空、東方航空及海南航空的官方網站的統計。

吾等假設該等資料準確可靠，並無對該等資料的準確性進行任何獨立核證。該等相關資料是在吾等已能制定獨立意見的基準上向吾等提供。

吾等認為，吾等已查閱足夠資料以達致知情見解，並有理由依據通函所載資料的準確性，及為吾等的推薦建議提供合理基礎。吾等亦認為，吾等已採取《上市規則》第13.80條項下（包括有關附註）規定的一切合理措施，以達致吾等的意見及推薦建議。然而，吾等並無對 貴集團及持續關連交易的訂約方的業務、財務狀況及前景進行任何方式的深入調查，亦未對 貴集團、董事和 貴集團管理層所提供資料、所作聲明或所發表的意見進行任何獨立核證。

考慮的主要因素及理由

在達致吾等有關持續關連交易及年度上限的意見及推薦建議時，吾等已考慮到以下主要因素及原因：

I. 背景

1. 有關 貴集團的資料

貴集團的主要業務為於中國提供航空信息技術服務。如二零零八年年報所述，作為中國航空旅遊業信息技術解決方案的主導供應商， 貴集團處於中國航空旅遊分銷價值鏈的核心環節。在向中國商營航空公司提供先進的航空信息技術服務及擴充服務的同時， 貴集團亦向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務。

貴集團截至二零零八年十二月三十一日止三個年度各年的營業額載列如下：

	截至十二月三十一日止年度		
	二零零六年	**二零零七年**	**二零零八年**
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
	(經審核)	(經審核)	(經審核)
貴集團的營業額	1,711,705	2,001,903	2,005,168

資料來源：二零零七年年報及二零零八年年報

貴集團有關截至二零零八年十二月三十一日止四個年度各年中國商營航空公司訂座情況的資料載列如下：

中國商營航空公司訂座情況


訂座
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
0
2005
2006
2007
2008
年度

資料來源：　貴公司官方網站

自截至二零零六年十二月三十一日止年度至截至二零零八年十二月三十一日止年度，(i)　貴集團經審核營業額每年錄得約8.2%的複合平均增長率(「**複合平均增長率**」)；及(ii)　貴集團的中國商營航空公司航班訂座總數的複合平均增長率約為每年10.5%。經董事告知，　貴集團的營業額及中國商營航空公司航班訂座總數的增長是由於：(i)中國經濟的快速發展；(ii)中國與其他國家之間的國際貿易的增加；及(iii)中國航空旅遊業的不斷發展。

2. 有關國航、南方航空、廈門航空、重慶航空、祥鵬航空、山東航空、東方航空、澳門航空、海南航空、四川航空及關連服務公司的資料

國航、南方航空、廈門航空、重慶航空、祥鵬航空、山東航空、東方航空、澳門航空、海南航空、四川航空及關連服務公司的背景載列如下：

實體	背景
國航	國航為中航集團(為　貴公司發起人)的附屬公司。國航及其附屬公司主要在中國提供航空客運、航空貨運及航空相關服務。
南方航空	南方航空為南航集團(為　貴公司發起人及主要股東)的附屬公司。南方航空主要從事提供國內、港澳地區及國際客運、貨運及郵運服務。
廈門航空	廈門航空為發起人及南方航空的附屬公司。廈門航空主要從事中國民航業務。
重慶航空	重慶航空為南方航空的附屬公司，其主要從事中國民航業務。
祥鵬航空	海南航空及祥鵬航空均為大新華航空有限公司的附屬公司。祥鵬航空為海南航空聯繫人。祥鵬航空主要從事民航業務。
山東航空	山東航空為發起人，其主要業務為於中國境內經營航空業務。
東方航空	東方航空為東航集團(為　貴公司發起人及主要股東)的附屬公司。東方航空主要經營民航業務，包括客運、貨運、郵運及其他延伸的運輸服務。
澳門航空	澳門航空為國航(為發起人中航集團的附屬公司)的附屬公司，其主要從事民航業務。

海南航空　　海南航空為　貴公司發起人及股東，其主要業務為於中國境內經營航空業務。

四川航空　　四川航空為南航集團(發起人)的聯繫人。

關連服務公司　　關連服務公司包括華東凱亞、上海凱亞、西南凱亞、青島凱亞、海南凱亞、湖北凱亞、重慶凱亞、雲南凱亞、廈門凱亞、西安凱亞、新疆凱亞、東北凱亞、深圳凱亞及廣州空港，為　貴公司關連人士。

吾等並無獲得祥鵬航空、關連服務公司及四川航空經審核經營收入的資料。國航(包括澳門航空)、南方航空(包括廈門航空及重慶航空)、山東航空、東方航空及海南航空自二零零六年至二零零八年的經審核經營收入載列如下：

	截至十二月三十一日止年度			
	二零零六年	**二零零七年**	**二零零八年**	**複合平均增長率**
	(人民幣百萬元) (經審核)	*(人民幣百萬元)* (經審核)	*(人民幣百萬元)* (經審核)	
國航(包括澳門航空)經審核經營收入(根據國際財務報告準則(「**國際財務報告準則**」)編製)	44,937	51,082	52,908	8.5%
南方航空(包括廈門航空及重慶航空)經審核經營收入(根據國際財務報告準則編製)	46,081	54,401	55,288	9.5%
山東航空經審核經營收入(根據中國公認會計準則(「**中國公認會計準則**」)編製)	4,231	4,630	5,049	9.2%
東方航空經審核經營收入(根據國際財務報告準則編製)	37,557	42,534	41,073	4.6%
海南航空經審核經營收入(根據中國公認會計準則編製)	12,756	13,525	13,552	3.1%

根據上文所述，吾等留意到，自截至二零零六年十二月三十一日止年度起至截至二零零八年十二月三十一日止年度止，國航(包括澳門航空)、南方航空(包括廈門航空及重慶航空)、山東航空、東方航空及海南航空經審核經營收入的年複合平均增長率介乎於約3.1%至9.5%。吾等認為前述國航(包括澳門航空)、南方航空(包括廈門航空及重慶航空)、山東航空、東方航空及海南航空經審核經營收入的增長顯示此等航空公司的業務增長。

3. 中國經濟及航空業

根據(i)民航局官方網站於二零零九年三月十六日刊登的一份題為《2008年民航機場生產統計公報》的報告；及(ii)民航局官方網站於二零零八年三月六日刊登的一份題為《2007年民航機場生產統計公報》的報告，中國機場客流量(按乘客數量計)由截至二零零七年十二月三十一日止年度約387.6百萬人次增至截至二零零八年十二月三十一日止年度的約405.8百萬人次，年增長率約為4.7%。

根據中華人民共和國國家統計局刊發的《中國統計年鑒－2008年》，二零零零年至二零零七年，中國的國內生產總值從約人民幣99,210億元增至約人民幣249,530億元，年複合平均增長率約為14.1%。

考慮到(i)中國航空業客流量蓬勃增長；(ii)中國國內生產總值的穩定增長；及(iii)從截至二零零六年十二月三十一日止年度至截至二零零八年十二月三十一日止年度，貴集團營業額的年複合平均增長率約為8.2%，董事預計於未來數年，貴集團的營業額將繼續保持增長。

II. 持續關連交易

1. 持續關連交易的理由及利益

有關聯交所授予嚴格遵守《上市規則》第14A.35(1)條書面協議規定相關豁免的現有交易詳情已載列於 貴公司刊發日期為二零零九年九月二日的公告。吾等獲董事告知，貴公司建議向獨立股東尋求截至二零一二年十二月三十一日止為期三年的一般授權，以繼續進行豁免項下的持續關連交易(其現有條款將於二零零九年十二月三十一日到期但於該等日期後仍將繼續)。

此外，二零零六年網絡服務協議的詳情已載列於日期為二零零七年三月七日的通函，而該協議已於　貴公司於二零零七年四月二十五日舉行的臨時股東大會上獲得批准。　貴公司已於二零零九年十一月四日與25家服務公司訂立了新網絡服務協議。

貴公司一直根據四川航空服務協議向四川航空提供若干技術服務。四川航空服務協議的現有期限將於二零零九年十二月三十一日到期。　貴公司及四川航空均滿意現有的良好合作關係，於二零零九年十一月九日達成協議，於二零零九年十二月三十一日的現有期限屆滿後再續訂四川航空服務協議，直至二零一零年十二月三十一日止。

吾等審閱豁免及四川航空交易項下的持續關連交易後，發現該等交易與　貴集團的主要業務類同。　貴集團將就提供該等服務收取服務費，日後將因此提升盈利。

根據新網絡服務協議，董事相信服務公司在向　貴公司網絡用戶提供技術支持及促進　貴公司新產品推廣方面至關重要，而彼等於中國的市場地位顯赫。因此，董事認為，鑒於　貴公司難以直接向位於中國不同地區的客戶提供網絡服務，故訂立新網路服務協議符合　貴公司的利益。

鑒於上文所述，吾等認為持續關連交易乃於　貴集團日常及一般業務過程中進行。此外，吾等認同董事的意見，即持續關連交易將成為　貴集團的主要收益來源。

2. 持續關連交易的條款

(i) 提供豁免項下交易的技術服務

誠如董事會函件所述，技術服務的服務費乃按民航局規定的現行計費標準釐定，該標準與　貴公司日期為二零零一年一月二十九日的招股書內所披露者相同。吾等已與董事討論，並獲告知　貴集團將收取的服務費乃按上述民航局規定的計費標準釐定。

根據民航局的計費標準(視乎進行交易的系統種類),國內航線每位乘客支付的預訂費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量),國際及地區航線則介乎人民幣6.5元至人民幣7元。

此外,服務費包括(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價,及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線種類、載客量及服務水平等);(ii) 貴公司就機場旅客處理系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡費(視乎飛機的規模),及(iii)根據民航局規定的費率計算,使用 貴公司PID等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

就此,吾等已審閱 貴集團將收取的服務費,並注意到該等費用乃介乎民航局規定的相關價格區間內。根據前文所述,吾等認為服務接受方支付的服務費(按民航局規定的價格區間釐訂)乃按正常商業條款訂立,就獨立股東而言屬公平合理。

(ii) 提供豁免項下交易的(a)收入結算系統開發及支持服務及(b)客運及貨運收入結算清算服務

誠如董事會函件所述,收入結算系統開發及支持服務的費率乃參考所提供相關種類服務的價格及規格並經協商後確定,並視乎交易量而定(即交易量越高,費率越低)。國際及國內客運收入結算系統開發及支持服務的單位費率分別不超過人民幣1.65元及人民幣0.6元。國際及國內貨運收入結算系統開發及支持服務的單位費率分別不超過人民幣5.2元及人民幣1.8元。

客運及貨運收入結算清算服務的費用乃參照民航局發出的有關文件所規定的費率及規定並經協商後確定。提供服務的價格乃根據(i)交易量乘以單價(介乎人民幣0.15元至人民幣6元)及(ii)佔總結算金額的百分比率(介乎0.3%至3%之間)計算。

就董事所知、所悉及所信，中國航空結算公司乃目前中國唯一的為商營航空公司及其他航空企業提供會計以及結算及清算服務以及信息系統及支持服務的中國供應商。此外，據董事告知，中國航空結算公司亦向其他航空公司(為獨立第三方)提供與上述收入結算系統開發及支持服務、客運及貨運收入結算清算服務類似的服務(「**類似服務**」)。

鑒於上文所述，吾等已審閱有關類似服務的協議，並留意到收入結算系統開發及支持服務以及客運及貨運收入結算清算服務的定價基準與類似服務的相若，故吾等認為，收入結算系統開發及支持服務、客運及貨運收入結算清算服務的定價基準屬可予接受。

根據前文所述，吾等認為服務接受方支付的服務費乃按正常商業條款訂立，就獨立股東而言屬公平合理。

(iii) 提供豁免項下交易的聯運數據交換服務

誠如董事會函件所述，服務費為固定年度服務費人民幣120,000元。就此，吾等已審閱 貴集團將收取的費用，並注意到 貴集團均向關連人士及獨立第三方收取固定年度服務費。

根據前文所述，吾等認為服務接受方支付的服務費乃按正常商業條款訂立，就獨立股東而言屬公平合理。

(iv) 提供新網絡服務協議項下網絡服務

根據新網絡服務協議，服務費一般乃按以下因素釐定：(i)倘該等服務受政府監管機關監管，則依據政府監管機關(例如民航局)規定的費率；(ii)由 貴公司與各服務公司參照政府監管機關提出的指導價磋商；(iii)倘無規定費率或指導價，或規定費率、指導價已被取消或不適用，則由 貴公司與各服務公司根據現行市價(如有)或以前的規定費率或指導價或以成本為基準磋商。

就連接　貴公司的網絡及系統而言，服務公司須(i)根據使用量及參考民航局規定的費率，就　貴公司的網絡連接按月以現金支付連接費；(ii)根據使用量參考民航局規定的費率，按月以現金支付PID技術服務費；及(iii)根據使用量按　貴公司規定的費率或根據　貴公司擬與各服務公司另行訂立的各產品協議，就透過互聯網連接　貴公司的主機及使用　貴公司的產品，按月以現金支付技術服務費。

就設備租賃及維護而言，(i)服務公司須按成本基準或按現行市價或根據　貴公司擬與各服務公司另行訂立的協議支付設備租賃費(如有)；及(ii)　貴公司須按成本基準或按現行市價或根據　貴公司擬與各服務公司另行訂立的協議支付設備維護費。

就　貴公司的服務及產品市場推廣和分銷而言，(i)　貴公司須就服務公司向貴公司的用戶(如有)提供的技術支持服務支付技術支持費，該項費用可根據貴公司擬與各服務公司另行訂立的協議釐定；(ii)　貴公司須根據服務公司在電子商務系統平台上處理的交易量按約定價格支付市場服務費，而服務公司須根據約定的價格或根據　貴公司擬與各服務公司另行訂立的協議支付系統處理費；(iii)　貴公司須根據現行市價或根據　貴公司擬與各服務公司另行訂立的協議，與服務公司按比例分享電子客票服務所得的收入；及(iv)　貴公司須按比例或根據　貴公司擬與各服務公司另行訂立的協議，就酒店分銷服務支付服務費。

就技術服務而言，　貴公司須就聘用服務公司的專業人員以提供(其中包括)產品開發服務支付開發技術服務費(如有)，該項費用可根據　貴公司擬與各服務公司另行訂立的協議釐定。

吾等注意到　貴公司過住支付的服務費乃按　貴集團向獨立第三方及關連服務公司收取的相同費率計算。就(i)　貴公司產品市場推廣和分銷服務；及(ii)新網絡服務協議項下擬提供的技術開發服務而言，吾等注意到　貴公司將支付的服務費乃按　貴集團向獨立第三方及關連服務公司收取的相同費率計算。

根據前文所述，吾等認為　貴公司向關連服務公司支付的服務費不遜於向其他獨立第三方支付的費用。因此，吾等認為　貴公司將支付的服務費屬公平合理，並符合　貴公司及其股東的整體利益。

(v) 提供四川航空服務協議項下技術服務

根據四川航空服務協議，費用基準與本函件II.2(i)一節提供豁免項下技術服務的基準相同。

就此，吾等已審閱　貴集團將收取的服務費，並注意到該等費用乃介乎民航局規定的相關價格區間內。根據前文所述，吾等認為四川航空支付的服務費(按民航局規定的價格區間釐訂)乃按正常商業條款訂立，就獨立股東而言屬公平合理。

綜合而言，吾等認為持續關連交易的條款(i)於　貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合　貴公司及其股東的整體利益。

III. 年度上限

1. 年度上限

下文所載為截至二零一二年十二月三十一日止三個年度的建議持續關連交易年度上限之摘要：

	各類持續關連交易(參考董事會函件第二節)	截至十二月三十一日止年度		
		二零一零年	二零一一年	二零一二年
國航交易	I(a)	人民幣345,207,000元	人民幣414,248,000元	人民幣497,098,000元
	I(b)	人民幣66,702,000元	人民幣80,043,000元	人民幣96,051,000元
南方航空交易	I(a)	人民幣484,553,000元	人民幣581,463,000元	人民幣697,756,000元
祥鵬航空交易	I(a)	人民幣25,047,000元	人民幣30,057,000元	人民幣36,068,000元

山東航空交易	I(a)	人民幣48,135,000元	人民幣57,762,000元	人民幣69,314,000元
	I(b)	人民幣4,163,000元	人民幣4,996,000元	人民幣5,995,000元
東方航空交易 (已計及上海航空 交易的預計金額)	I(b)	人民幣86,365,000元	人民幣103,639,000元	人民幣124,366,000元
澳門航空交易	I(b)	人民幣11,435,000元	人民幣13,722,000元	人民幣16,466,000元
廈門航空交易	I(c)	人民幣120,000元	人民幣120,000元	人民幣120,000元
海南航空交易	I(c)	人民幣120,000元	人民幣120,000元	人民幣120,000元
新網絡服務協議 項下與華東凱亞 的交易	II	人民幣37,138,000元	人民幣44,566,000元	人民幣53,479,000元
新網絡服務協議 項下與上海凱亞 的交易	II	人民幣280,000元	人民幣336,000元	人民幣403,000元
新網絡服務協議 項下與西南凱亞 的交易	II	人民幣26,510,000元	人民幣31,812,000元	人民幣38,174,000元
新網絡服務協議 項下與青島凱亞 的交易	II	人民幣4,840,000元	人民幣5,808,000元	人民幣6,970,000元
新網絡服務協議 項下與海南凱亞 的交易	II	人民幣3,672,000元	人民幣4,406,000元	人民幣5,288,000元
新網絡服務協議 項下與湖北凱亞 的交易	II	人民幣6,229,000元	人民幣7,475,000元	人民幣8,970,000元
新網絡服務協議 項下與重慶凱亞 的交易	II	人民幣2,470,000元	人民幣2,964,000元	人民幣3,557,000元
新網絡服務協議 項下與雲南凱亞 的交易	II	人民幣4,211,000元	人民幣5,053,000元	人民幣6,064,000元

新網絡服務協議項下與廈門凱亞的交易	II	人民幣3,802,000元	人民幣4,562,000元	人民幣5,475,000元
新網絡服務協議項下與西安凱亞的交易	II	人民幣4,619,000元	人民幣5,543,000元	人民幣6,651,000元
新網絡服務協議項下與新疆凱亞的交易	II	人民幣4,232,000元	人民幣5,078,000元	人民幣6,094,000元
新網絡服務協議項下與東北凱亞的交易	II	人民幣6,611,000元	人民幣7,933,000元	人民幣9,520,000元
新網絡服務協議項下與深圳凱亞的交易	II	人民幣15,257,000元	人民幣18,308,000元	人民幣21,970,000元
新網絡服務協議項下與廣州空港的交易	II	人民幣1,000,000元	人民幣1,200,000元	人民幣1,440,000元
四川航空交易	III	人民幣98,022,000元	—	—

資料來源：董事會函件

2. 持續關連交易的過往交易金額

下文所載為截至二零零八年十二月三十一日止兩個年度及截至二零零九年八月三十一日止八個月持續關連交易總金額之摘要：

	各類持續關連交易(參考董事會函件第二節)	截至十二月三十一日止年度		截至二零零九年八月三十一日止八個月
		二零零七年	二零零八年	
國航交易	I(a)	人民幣241,469,000元	人民幣239,727,000元	人民幣125,168,000元
	I(b)	人民幣48,032,000元	人民幣46,321,000元	人民幣27,829,000元
南方航空交易	I(a)	人民幣347,507,000元	人民幣336,495,000元	人民幣181,126,000元
祥鵬航空交易	I(a)	—	人民幣8,697,000元	人民幣9,264,000元
山東航空交易	I(a)	人民幣33,668,000元	人民幣33,427,000元	人民幣18,291,000元
	I(b)	人民幣2,886,000元	人民幣2,891,000元	人民幣1,920,000元
東方航空交易	I(b)	人民幣53,506,000元	人民幣49,349,000元	人民幣29,186,000元
上海航空交易	I(b)	人民幣8,710,000元	人民幣10,627,000元	人民幣4,803,000元
澳門航空交易	I(b)	人民幣9,530,000元	人民幣7,941,000元	人民幣3,751,000元
廈門航空交易	I(c)	人民幣120,000元	人民幣120,000元	人民幣80,000元
海南航空交易	I(c)	人民幣120,000元	人民幣120,000元	人民幣80,000元
二零零六年網絡服務協議項下與華東凱亞的交易	II	人民幣848,000元	人民幣3,633,000元	人民幣11,439,000元
二零零六年網絡服務協議項下與上海凱亞的交易	II	—	—	—

二零零六年 網絡服務協議項下 與西南凱亞的交易	II	人民幣1,459,000元	人民幣5,375,000元	人民幣3,772,000元
二零零六年 網絡服務協議項下 與青島凱亞的交易	II	人民幣723,000元	人民幣777,000元	人民幣514,000元
二零零六年 網絡服務協議項下 與海南凱亞的交易	II	人民幣1,430,000元	人民幣2,087,000元	人民幣1,353,000元
二零零六年 網絡服務協議項下 與湖北凱亞的交易	II	人民幣4,076,000元	人民幣3,883,000元	人民幣3,077,000元
二零零六年 網絡服務協議項下 與重慶凱亞的交易	II	人民幣1,263,000元	人民幣1,251,000元	人民幣838,000元
二零零六年 網絡服務協議項下 與雲南凱亞的交易	II	人民幣2,380,000元	人民幣2,390,000元	人民幣1,608,000元
二零零六年 網絡服務協議項下 與廈門凱亞的交易	II	人民幣4,228,000元	人民幣2,176,000元	人民幣1,359,000元
二零零六年 網絡服務協議項下 與西安凱亞的交易	II	人民幣2,850,000元	人民幣2,679,000元	人民幣2,290,000元
二零零六年 網絡服務協議項下 與新疆凱亞的交易	II	人民幣2,973,000元	人民幣2,655,000元	人民幣1,891,000元
二零零六年 網絡服務協議項下 與東北凱亞的交易	II	人民幣4,369,000元	人民幣3,987,000元	人民幣2,694,000元
二零零六年 網絡服務協議項下 與深圳凱亞的交易	II	人民幣10,319,000元	人民幣9,695,000元	人民幣6,812,000元

二零零六年 網絡服務協議項下 與廣州空港的交易	II	—	—	—
四川航空交易	III	人民幣68,420,000元	人民幣68,071,000元	人民幣40,843,000元

資料來源：董事會函件

3. 持續關連交易歷史金額與截至二零一二年十二月三十一日止年度上限之間的比較

(i) 提供豁免項下交易的技術服務

就豁免項下交易的技術服務而言，國航、南方航空(包括廈門航空及重慶航空)、祥鵬航空及山東航空截至二零一二年十二月三十一日止年度的總年度上限為人民幣1,300,236,000元，較國航、南方航空(包括廈門航空及重慶航空)、祥鵬航空及山東航空截至二零零八年十二月三十一日止年度的歷史交易總額人民幣618,346,000元高約110%。增長相當於自二零零八年起至二零一二年止約20.4%的複合平均增長率。

(ii) 提供豁免項下交易的(a)收入結算系統開發及支持服務及(b)客運及貨運收入結算清算服務

就豁免項下交易的(a)收入結算系統開發及支持服務及(b)客運及貨運收入結算清算服務而言，東方航空、國航、澳門航空及山東航空截至二零一二年十二月三十一日止年度的總年度上限為人民幣242,878,000元，較東方航空、國航、澳門航空及山東航空截至二零零八年十二月三十一日止年度的歷史交易總額人民幣117,129,000元高約107%。增長相當於自二零零八年起至二零一二年止約20.0%的複合平均增長率。

(iii) 提供豁免項下交易的聯運數據交換服務

就豁免項下交易的聯運數據交換服務而言，廈門航空及海南航空截至二零一二年十二月三十一日止三個年度的總年度上限與廈門航空及海南航空截至二零零八年十二月三十一日止年度的歷史交易總額相同。誠如董事會函件所述，服務費為固定年度服務費人民幣120,000元。

(iv) 提供新網絡服務協議項下網絡服務

就新網絡服務協議項下網絡服務而言，服務公司截至二零一二年十二月三十一日止年度的總年度上限為人民幣174,055,000元，較服務公司截至二零零八年十二月三十一日止年度的歷史交易總額人民幣40,588,000元高約329%。增長相當於來自(i)二零零六年網絡服務協議項下現有網絡服務；及(ii)新網絡服務協議項下二零一零年、二零一一年及二零一二年除二零零六年網絡服務協議項下服務以外擬提供的新增服務自二零零八年至二零一二年止約43.9%的複合平均增長率。

(v) 提供四川航空服務協議項下技術服務

就提供四川航空服務協議項下技術服務而言，服務公司截至二零一零年十二月三十一日止年度的年度上限為人民幣98,022,000元，較四川航空截至二零零八年十二月三十一日止年度的歷史交易總額人民幣68,071,000元高約44%。增長相當於自二零零八年起至二零一零年止約20.0%的複合平均增長率。

4. 年度上限的基準

誠如董事會函件所述：

(i) 提供豁免項下交易的技術服務

年度上限乃參考(i)截至二零零八年十二月三十一日止年度及截至二零零九年八月三十一日止八個月　貴集團與關連人士之間進行此類交易的歷史交易金額；及(ii)預計交易額年增長率為20%(經計及中國航空旅遊業的預期增長及商旅次數的持續增加)後釐定。

(ii) 提供豁免項下交易的(a)收入結算系統開發及支持服務及(b)客運及貨運收入結算清算服務

年度上限乃參考(i)截至二零零八年十二月三十一日止年度及截至二零零九年八月三十一日止八個月　貴集團與關連人士之間進行此類交易的歷史交易金額；(ii)預計　貴集團提供的服務水平及服務範圍年增長率為20%(經計及未來航空業的增長率及航空公司業務近年的歷史增長率)後釐定。就東方航空交易而言，鑒於近期上海航空將被東方航空合併，故年度上限已計及上海航空的有關歷史交易額。

(iii) 提供豁免項下交易的聯運數據交換服務

年度上限乃基於原有協議項下收取的固定年度服務費釐定。預計二零一零年至二零一二年間服務費水平不會發生重大變化。

(iv) 提供新網絡服務協議項下網絡服務

年度上限乃參考(i)二零零六年網絡服務協議項下截至二零零八年十二月三十一日止年度及截至二零零九年八月三十一日止八個月的歷史交易金額；(ii)擬按新網絡服務協議提供的二零零六年網絡服務協議以外的新增服務；及(iii)預計現有及新增服務交易額年增長率為20%(經計及中國航空旅遊業的預期增長及商旅次數的持續增加)後釐定。

(v) 提供四川航空服務協議項下技術服務

年度上限乃參考(i)截至二零零八年十二月三十一日止年度及截至二零零九年八月三十一日止八個月　貴集團與關連人士之間進行此類交易的歷史交易金額；及(ii)預計交易額年增長率為20%(經計及中國航空旅遊業的預期增長及商旅次數的持續增加)後釐定。

董事估計持續關連交易的交易金額將每年增加約20%。因此，貴集團釐訂年度上限金額時，採納20%的增長率(「**採納的增長率**」)。根據截至二零一二年十二月三十一日止年度適用年度上限與截至二零零八年十二月三十一日止年度適用歷史交易金額之間的比較，吾等注意到採納的增長率與二零零八年至二零一二年間(i)提供豁免項下交易的技術服務；(ii)提供：豁免項下交易的(a)收入結算系統開發及支持服務及(b)客運及貨運收入結算清算服務；及(iii)豁免項下交易的聯運數據交換服務各自的複合平均增長率一致。

根據截至二零一二年十二月三十一日止年度的年度上限與截至二零零八年十二月三十一日止年度的適用歷史交易金額之間的比較，吾等亦注意到採納的增長率較二零零八年至二零一二年間提供網絡服務的複合平均增長率為低。吾等獲董事告知，由於二零一零年、二零一一年及二零一二年擬提供除二零零六年網絡服務協議項下新增服務以外的新增服務，網絡服務於截至二零一二年十二月三十一日止三個年度的年度上限將以較高的增長率上升。

此外，根據截至二零一零年十二月三十一日止年度的適用年度上限與截至二零零八年十二月三十一日止年度的適用歷史交易金額之間的比較，吾等注意到採納的增長率與二零零八年至二零一零年間提供四川航空服務協議項下技術服務的複合平均增長率一致。

吾等提請獨立董事委員會及獨立股東留意：

(i) 如本函件第I.1節所示，自截至二零零六年十二月三十一日止年度起至截至二零零八年十二月三十一日止年度止，(i) 貴集團經審核營業額每年錄得約8.2%的複合平均增長率；及(ii)中國商營航空公司航班透過 貴集團業務訂座總數的複合平均增長率約為每年10.5%；及

(ii) 如本函件第I.2節所示，自截至二零零六年十二月三十一日止年度起至截至二零零八年十二月三十一日止年度止，國航(包括澳門航空)、南方航空(包括廈門航空及重慶航空)、山東航空、東方航空及海南航空經審核經營收入的複合平均增長率每年介乎約3.1%至9.5%之間。

根據上文所述，經考慮(1)　貴集團於截至二零零八年十二月三十一日止三個年度的業務增長；(2)國航（包括澳門航空）、南方航空（包括廈門航空及重慶航空）、山東航空、東方航空及海南航空截至二零零八年十二月三十一日止三個年度經審核經營收入增長；及(3)年度上限可作為緩衝，以適應　貴集團預期以外的營業額增長，從而有利於　貴集團截至二零一二年十二月三十一日止三個年度的業務增長後，吾等認為採納的增長率屬可取。吾等經考慮新網絡服務協議項下於二零一零年、二零一一年及二零一二年擬提供除二零零六年網絡服務協議項下新增服務以外的新增服務後，亦認為網絡服務年度上限的較高增長率屬可取。

5. 年度上限的綜合意見

經考慮以下事項後，吾等認為年度上限就獨立股東而言屬公平合理：

(i) 中國航空業前景樂觀；

(ii) 貴集團營業額及中國商營航空公司透過　貴集團業務的訂座數量的歷史增長；

(iii) 關連人士經審核經營收入的歷史增長；及

(iv) 年度上限將促進　貴集團截至二零一二年十二月三十一日止三個年度的業務增長。

根據前文所述，吾等認為年度上限就獨立股東而言屬公平合理，並符合　貴公司及股東的整體利益。

推薦建議

經考慮上述主要因素及理由後，吾等認為(1)持續關連交易 (i)於　貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言屬公平合理並符合　貴公司及股東的整體利益；及(2)年度上限就獨立股東而言屬公平合理並符合　貴公司及其股東的整體利益。

因此，吾等建議獨立董事委員會推薦建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的建議決議案。吾等亦建議獨立股東於臨時股東大會上投票贊成批准持續關連交易及年度上限的建議決議案。

此致

中國民航信息網絡股份有限公司
獨立董事委員會及列位獨立股東　台照

代表
招商證券(香港)有限公司

投資銀行部董事總經理兼主管
吳亦農

投資銀行部執行董事兼副主管
陳東遠

二零零九年十一月十三日

1. 責任聲明

本通函的資料乃遵照《上市規則》刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及最高行政人員於本公司及聯營公司的股份、相關股份及債券中持有的權益及淡倉

於最後可行日期，本公司董事、監事或最高行政人員於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有的任何根據《證券及期貨條例》第XV部之第七及第八分部須知會本公司及聯交所(包括根據《證券及期貨條例》的規定被當作或視為由彼等持有的權益及淡倉)，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉如下表所示：

董事姓名	股份數目及類別 *(附註 1)*	身份	佔相應類別股本的概約百分比	佔總股本的概約百分比 *(附註 2)*
蔡敬金	417,000股每股面值人民幣1元的H股(L)	配偶權益	0.07%	0.02%

附註:

1. (L) — 長倉

2. 佔總股本的比例乃根據本公司截至最後可行日期的1,950,806,393股已發行股份總數計算。

除上述披露者外，於最後可行日期，本公司並無任何董事、監事或最高行政人員於本公司或其任何相關法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中持有任何權益或淡倉（包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉），從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》須知會本公司及聯交所。

於最後可行日期，中國民航信息集團公司、南航集團、東航集團及中航集團各自於本公司股份中擁有須根據《證券及期貨條例》第XV部之第二及第三分部規定向本公司披露的權益。

於最後可行日期：

(a) 徐強先生（本公司董事長）及崔志雄先生（執行董事）各自為中國民航信息集團公司僱員；

(b) 曹光福先生（非執行董事）為中航集團的僱員；

(c) 王全華先生（非執行董事）為南航集團的僱員；及

(d) 羅朝庚先生（非執行董事）為中國東方航空集團公司的僱員。

除上述披露者外，於最後可行日期，概無本公司董事或監事為一間於本公司股份及相關股份中擁有根據《證券及期貨條例》第XV部第二及第三分部規定須向本公司披露的權益或淡倉的公司的董事、監事或僱員。

3. 服務合約

於最後可行日期，概無董事或監事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償（法定補償除外），則不能到期或僱主不得於一年內終止的服務合約。

4. 重大變動

就董事所知，自二零零八年十二月三十一日(即本集團製定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

5. 於資產中持有的權益

於最後可行日期，自二零零八年十二月三十一日(即本集團製定最近期發表的經審核賬目的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或監事概無擁有任何直接或間接權益。

6. 於合約中持有的重大權益

於最後可行日期，概無董事或監事於任何截至本通函日期仍然存續且與本集團業務關係重大的合約或安排中持有重大權益。

7. 競爭權益

於最後可行日期，概無董事或彼等各自的聯繫人於本公司業務以外，直接或間接與或可能與本公司業務競爭的任何業務中擁有任何權益。

8. 專家

(a) 招商證券為根據《證券及期貨條例》進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團。其致獨立董事委員會及獨立股東的意見函件(日期為本通函日期)乃為載入本通函而發出。

(b) 於最後可行日期，招商證券概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

(c) 於最後可行日期，自二零零八年十二月三十一日(即本集團製定最近期發表的經審核賬目的日期)，招商證券概無直接或間接於本集團任何成員公司購入、出售或租賃或建議購入、出售或租賃的任何資產中擁有任何權益。

(d) 招商證券已就本通函刊發一事，書面同意以其現時各自的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

(e) 招商證券所提供函件乃於本通函日期發出以載入本通函。

9. 一般資料

本通函的中、英文本如有歧義，概以英文本為準。

10. 備查文件

以下文件之副本將可自本通函日期起至臨時股東大會召開日(包括當日)止期間的一般辦公時間內，於香港中環遮打道10號太子大廈16至19樓孖士打律師行查閱：

(a) 二零零六年網絡服務協議；

(b) 新網絡服務協議；及

(c) 四川航空服務協議。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

(股份編號：0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零九年十二月三十日(星期三)上午十一時正於中華人民共和國北京東城區東四西大街157號8層本公司會議室舉行臨時股東大會(「**臨時股東大會**」)，藉以審議及酌情通過以下普通決議案(不論有否修訂)：

1. 「**動議**：

   (a) 授予本公司董事(「**董事**」)截至二零一二年十二月三十一日止為期三年的一般授權，以進行國航交易(定義見日期為二零零九年十一月十三日的本公司通函(「**通函**」))及其項下所有擬進行的交易；及

   (b) 批准如通函所述國航交易項下擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限(定義見通函)，並授權董事作出彼等認為就國航交易及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

2. 「**動議**：

   (a) 授予董事截至二零一二年十二月三十一日止為期三年的一般授權，以進行南方航空交易(定義見通函)及其項下所有擬進行的交易；及

   (b) 批准如通函所述南方航空交易項下擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限，並授權董事作出彼等認為就南方航空交易及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

3. 「**動議**：

(a) 授予董事截至二零一二年十二月三十一日止為期三年的一般授權，以進行祥鵬航空交易(定義見通函)及其項下所有擬進行的交易；及

(b) 批准如通函所述祥鵬航空交易項下擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限，並授權董事作出彼等認為就祥鵬航空交易及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

4. 「**動議**：

(a) 授予董事截至二零一二年十二月三十一日止為期三年的一般授權，以進行山東航空交易(定義見通函)及其項下所有擬進行的交易；及

(b) 批准如通函所述山東航空交易項下擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限，並授權董事作出彼等認為就山東航空交易及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

5. 「**動議**：

(a) 授予董事截至二零一二年十二月三十一日止為期三年的一般授權，以進行東方航空交易(定義見通函)及其項下所有擬進行的交易；及

(b) 批准如通函所述東方航空交易項下擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限，並授權董事作出彼等認為就東方航空交易及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

6. 「**動議**：

    (a) 授予董事截至二零一二年十二月三十一日止為期三年的一般授權，以進行澳門航空交易(定義見通函)及其項下所有擬進行的交易；及

    (b) 批准如通函所述澳門航空交易項下擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限，並授權董事作出彼等認為就澳門航空交易及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

7. 「**動議**：

    (a) 授予董事截至二零一二年十二月三十一日止為期三年的一般授權，以進行廈門航空交易(定義見通函)及其項下所有擬進行的交易；及

    (b) 批准如通函所述廈門航空交易項下擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限，並授權董事作出彼等認為就廈門航空交易及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

8. 「**動議**：

    (a) 授予董事截至二零一二年十二月三十一日止為期三年的一般授權，以進行海南航空交易(定義見通函)及其項下所有擬進行的交易；及

    (b) 批准如通函所述海南航空交易項下擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限，並授權董事作出彼等認為就海南航空交易及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

9. 「**動議**：

(a) 由(1)本公司；(2)雲南航信空港網絡有限公司；(3)黑龍江航信空港網絡有限公司；(4)大連航信空港網絡有限責任公司；(5)河北航信空港網路有限公司；(6)中國民航信息網絡股份(香港)有限公司；(7)中國民航信息網絡股份(新加坡)有限公司；(8)中國民航信息網絡股份(日本)有限公司；(9)中國民航信息網絡股份(韓國)有限公司；(10)天信達信息技術有限公司；(11)上海民航信息科技有限公司；(12)廣州民航信息技術有限公司；(13)上海民航華東凱亞系統集成有限公司；(14)上海東美在線旅行社有限公司；(15) 成都民航西南凱亞有限責任公司；(16)青島民航凱亞系統集成有限公司；(17)海南民航凱亞有限公司；(18)湖北民航凱亞有限公司；(19) 重慶民航凱亞信息技術有限公司；(20)雲南民航凱亞信息有限公司；(21)廈門民航凱亞有限公司；(22)西安民航凱亞科技有限公司；(23)新疆民航凱亞信息網絡有限責任公司；(24)瀋陽民航東北凱亞有限公司；(25)深圳民航凱亞有限公司；及(26)廣州空港航翼信息科技有限公司之間就詳列於通函的網絡服務而訂立的日期為二零零九年十一月四日的協議(「**新網絡服務協議**」)(其上註有「A」字的副本已提呈大會，並由大會主席簽署，以茲識別)的形式和實際內容及其項下擬進行的所有交易；及

(b) 批准如通函所述新網絡服務協議項下本公司與關連服務公司擬進行的交易於截至二零一二年十二月三十一日止三個年度各年的年度上限，並授權董事作出彼等認為就新網絡服務協議及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

10. 「**動議**

(a) 就詳列於通函的技術服務而再續訂一年(自二零一零年一月一日至二零一零年十二月三十一日止)的四川航空服務協議(定義見通函)(其上註有「B」字的副本已提呈大會，並由大會主席簽署，以茲識別)及其項下擬進行的所有交易；及

(b) 批准如通函所述四川航空服務協議項下擬進行的交易於截至二零一零年十二月三十一日止年度的年度上限，並授權董事作出彼等認為就四川航空服務協議及其項下擬進行的交易而言屬必需、適宜或恰當的任何行動。」

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中華人民共和國，北京
二零零九年十一月十三日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零零九年十一月三十日至二零零九年十二月三十日(包括首尾兩天)暫停辦理本公司H股(「**H股**」)過戶登記。於二零零九年十一月二十七日營業時間結束時已經登記在本公司股東名冊上的本公司H股及內資股(「**內資股**」)持有人均有權出席臨時股東大會。H股過戶文件須於二零零九年十一月二十七日下午四時三十分前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方有權出席臨時股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人代其出席臨時股東大會並代其投票。代理人毋須為本公司股東。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果該委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代表委任表格須最遲在大會指定舉行時間24小時前送達本公司的註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司，方為有效。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。如股東出席臨時股東大會，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零九年十二月九日或之前將出席臨時股東大會的回執交回本公司的註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 臨時股東大會預計需時半天。擬出席臨時股東大會的股東或其代理人須自行承擔交通費及住宿費。

7. 於本通告日期，本公司董事會包括：

執行董事：	徐強先生（*董事長*）、崔志雄先生及肖殷洪先生；
非執行董事：	王全華先生、羅朝庚先生及曹光福先生；
獨立非執行董事：	易永發先生、袁耀輝先生及蔡敬金先生。

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他適當獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

持續關連交易
及
臨時股東大會通告

獨立董事委員會及獨立股東之獨立財務顧問


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

董事會函件載於本通函第1頁至第31頁。獨立董事委員會函件載於本通函第32頁。招商證券函件（當中載有其向獨立董事委員會及獨立股東提供的意見），載於本通函第33頁至第54頁。

臨時股東大會將於二零零九年十二月三十日（星期三）上午十一時正於中華人民共和國北京東城區東四西大街157號8層本公司會議室召開，大會通告載於本通函第59頁至第64頁。無論　閣下是否擬出席臨時股東大會，均務請填妥所附的代表委任表格，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室（就H股股東而言），或本公司的註冊辦公地址中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層（就內資股股東而言），且不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

二零零九年十一月十三日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, stock broker, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND NOTICES OF AGM AND CLASS MEETINGS

A letter from the Board is set out on pages 4 to 8 of this circular.

Notices convening the AGM and the Class Meetings to be held at Conference Room, Prime Hotel, 2 Wangfujing Ave., Dongcheng District, Beijing, the PRC at 10:00 a.m. on Friday, 25 June 2010 are set out on pages 13 to 21 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the forms of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

30 April 2010

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at 10:00 a.m. on Friday, 25 June 2010 for the purpose of, among other things, approving the grant of the Issue Mandate and the Repurchase Mandate, the notice of which is set out on pages 13 to 17 of this circular
"Articles"	the articles of association of the Company
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the Board of Directors
"Class Meetings"	the class meeting for holders of H Shares to be held immediately after the conclusion of the AGM and the class meeting for holders of Domestic Shares to be held immediately after the conclusion of the said class meeting for holders of H Shares, the respective notices of which are set out on pages 17 to 21 of this circular
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose H Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Company Law"	the Company Law of the PRC (《中華人民共和國公司法》), as amended, supplemented or otherwise modified from time to time
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Domestic Share(s)"	domestic share(s) of RMB1.00 each in the capital of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"H Share(s)"	H share(s) of RMB1.00 each in the capital of the Company

"Issue Mandate"	a general and unconditional mandate proposed to be granted to the Board to exercise the power of the Company to allot, issue or otherwise deal with, and to make or grant offers, agreements and options in respect thereof, Shares up to a maximum of 20% of each of the Domestic Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM
"Latest Practicable Date"	26 April 2010, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mandatory Provisions"	the Mandatory Provisions for the Articles of Association of the Companies to be Listed Overseas (《到境外上市公司章程必備條款》)
"PRC" or "China"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong and the Macau Special Administrative Region
"Registrar"	the Hong Kong branch share registrar of the Company, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
"Repurchase Mandate"	subject to the conditions set out in the proposed resolutions approving the repurchase mandate at the AGM and the Class Meetings, the general mandate to the Board to exercise the power of the Company to repurchase H Shares, the aggregate nominal amount of which shall not exceed 10% of the aggregate nominal value of H Shares in issue in the capital of the Company as at the date of passing of the said resolutions
"SAFE"	State Administration of Foreign Exchange of the PRC (中華人民共和國國家外匯管理局)
"SASAC"	State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)
"SFO"	the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Share(s)"	shares of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers and Share Repurchases
"%"	per cent.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Wang Quanhua#
Luo Chaogeng#
Sun Yude#
Cheung Yuk Ming##
Zhou Deqiang##
Pan Chongyi##

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the PRC

 # Non-executive Directors
Independent non-executive Directors

30 April 2010

To the Shareholders

Dear Sir/Madam

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND NOTICES OF AGM AND CLASS MEETINGS

INTRODUCTION

The Board proposes that the Issue Mandate and the Repurchase Mandate to be granted to the Board at the AGM.

The purpose of this circular is to provide you with, among other things, details of (i) the proposed grant of the Issue Mandate; (ii) the proposed grant of the Repurchase Mandate and (iii) notices of the AGM and the Class Meetings.

PROPOSED GRANT OF THE ISSUE MANDATE

According to Article 56 of the Articles, Shareholders can, in general meetings of the Company, authorise the Board to carry out the authorised matters. At the AGM, a special resolution will be

proposed that the Board be granted the Issue Mandate to exercise the power of the Company to authorise, allot, issue or otherwise deal with, and to make or grant offers, agreements and options in respect thereof, Shares up to a maximum of 20% of each of the Domestic Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM. As at the Latest Practicable Date, 1,950,806,393 Shares, comprising 1,329,098,393 Domestic Shares and 621,708,000 H Shares, were in issue. Subject to the passing of the proposed resolution approving the grant of the Issue Mandate to the Board and on the basis that no Share will be issued or repurchased by the Company prior to the AGM, the Board will be allowed under the Issue Mandate to issue a maximum of 265,819,678 Domestic Shares and 124,341,600 H Shares respectively. The Directors believe that it is in the best interests of the Company and the Shareholders to grant the Issue Mandate to the Board to issue new Shares. Whilst it is not possible to anticipate in advance any specific circumstances in which the Directors might think it appropriate to issue Shares, the ability to do so would give them the flexibility to capture the opportunity if it so arises.

The Issue Mandate would expire on the earlier of (a) twelve months from the date of passing of the resolution, (b) the conclusion of the next annual general meeting of the Company; or (c) the date on which such authority is revoked or varied by a special resolution of the Shareholders in any general meeting.

PROPOSED GRANT OF THE REPURCHASE MANDATE

Legal and regulatory requirements

The Company Law, the Mandatory Provisions and the Articles provide for certain restrictions on the repurchase of Shares which are applicable to all classes of Shares.

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares, or granting incentive shares to its staff and workers, or the shareholders' requesting the company to purchase its own shares where the shareholders oppose the decision on merge or division of the company made at a general meeting of shareholders. The Mandatory Provisions, which the Company has incorporated in the Articles, provide that subject to obtaining the approval of the relevant PRC regulatory authorities and in compliance with the Articles, the Company may repurchase its issued Shares for the purpose of reducing its share capital, or in connection with a merger between itself and another entity that holds its Shares, or in other circumstances permitted by laws or administrative regulations.

Rule 10.06(1)(a) and Rule 19A.25 of the Listing Rules permit the shareholders of a PRC joint stock limited company to grant a general mandate to its directors to repurchase shares of such company that is listed on the Stock Exchange. Such mandate is required to be given by way of a special resolution passed by its shareholders in general meeting and by way of special resolutions passed by holders of domestic shares and holders of overseas listed foreign shares at separate class meetings.

The repurchase of H Shares by the Company is subject to the approvals of various PRC governmental authorities, which include SASAC, SAFE and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC. The approval of SAFE is required as H Shares are traded on the Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars. The Company has also been advised by its PRC legal advisers that the passing of a special resolution to approve the grant to the Directors of the Repurchase Mandate would, irrespective of whether such mandate is actually exercised by the Directors, constitute a reduction in the registered capital of the Company.

In accordance with the requirements of the Articles applicable to capital reduction (as incorporated from the Mandatory Provisions), the Company will have to notify its creditors of the passing of the resolution for the reduction of the registered capital of the Company. According to Article 28 of the Articles, such notification is to be given to the Company's creditors within ten days after the passing of such resolution and also by way of publication on three occasions of a press announcement in the PRC within 30 days after the passing of such special resolution. Creditors of the Company then have a period of up to 30 days after the Company's notification or if no such notification has been received, up to 90 days after the first publication of the aforesaid press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts. Further, the registered capital of the Company shall not be reduced to an amount lower than the statutory minimum amount.

In addition, the Company Law, the Articles and the Mandatory Provisions provide that the shares repurchased by a company will have to be cancelled and the registered capital of that company will therefore be reduced by an amount equivalent to the aggregate nominal value of the shares so cancelled. In the event of a reduction of registered capital, the company shall inform its creditor(s) by way of written notice and announcement within a prescribed period after the passing of the relevant shareholders' resolutions approving such reduction. The creditors shall be entitled to request the company for repayment of loan and/or provision of guarantee. Penalty will be imposed on a company for any failure to notify the creditors. The statutory notification requirement allows the creditors an opportunity for the recovery and/or security of the debt where a company's registered capital is to be reduced.

The Company has been advised by its PRC legal advisers that subject to the granting of the Repurchase Mandate to the Directors and the obtaining of the above mentioned approvals by the relevant PRC regulatory authorities by the Company, the Company will only be required to give such notification to its creditors in the event that the Directors shall decide to exercise their powers under the Repurchase Mandate and the registered capital of the Company shall be reduced thereby.

In light of the above and provided that other conditions precedent are fulfilled, the Directors will exercise the power to repurchase H Shares after the notification duty is discharged and the possible disputes over debts can be reduced thereby and in compliance with the relevant requirements under the Listing Rules.

Reasons and conditions for the Repurchase Mandate

In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any H Shares (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), approval is proposed to be sought from the Shareholders for the grant of the Repurchase Mandate to the Board. In accordance with the legal and regulatory requirements described above, the AGM and the Class Meetings are proposed to be convened and, at each of such meetings, a special resolution will be proposed to grant to the Board the Repurchase Mandate, i.e. a conditional general mandate to repurchase H Shares in issue on the Stock Exchange with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of such special resolution. As at the Latest Practicable Date, the Company had a total of 621,708,000 H Shares in issue. Assuming that the number of H Shares of the Company remains unchanged up to the date of the AGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 62,170,800 Shares.

The exercise of the Repurchase Mandate will be conditional upon (a) the approvals of SASAC and SAFE (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained; and (b) the Company not being required by any of its creditors to repay or to provide guarantees in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 28 of the Articles. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (b) above, it currently expects to do so out of its internal resources. If the above conditions are not fulfilled, the Repurchase Mandate will not be exercisable by the Directors.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company; or (b) the date on which the authority conferred by the special resolutions is revoked or varied by a special resolution of the Shareholders in a general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings.

Listing Rules requirements

Under the Listing Rules, the Company is required to give to the Shareholders all information which is reasonably necessary to enable the Shareholders to make an informed decision as to whether to vote for or against the resolution in respect of the Repurchase Mandate at each of the AGM and the Class Meetings. An explanatory statement for such purpose is set out in the Appendix to this circular.

AGM AND CLASS MEETINGS

The AGM will be held at Conference Room, Prime Hotel, 2 Wangfujing Ave., Dongcheng District, Beijing, the PRC at 10:00 a.m. on Friday, 25 June 2010 to consider and, if thought fit, approve, among other matters, the grant of the Issue Mandate and the Repurchase Mandate. The Class Meeting for holders of H Shares will be held immediately after the conclusion of the AGM and

the Class Meeting for holders of Domestic Shares will be held immediately after the conclusion of the Class Meeting for the holders of H Shares, to consider and, if thought fit, approve the grant of the Repurchase Mandate. Notices of the AGM and the Class Meetings are set out on pages 13 to 21 of this circular.

Forms of proxy for use at the AGM and the Class Meetings are enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the forms of proxy in accordance with the instructions printed thereon and return the same to the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC (in case of holders of Domestic Shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the forms of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

VOTING AT THE AGM AND THE CLASS MEETINGS

Pursuant to Rule 13.39 of the Listing Rules, all votes of the Shareholders at the AGM and the Class Meetings must be taken by poll.

RECOMMENDATIONS

The Board considers that the special resolutions to approve the grant of the Issue Mandate and the Repurchase Mandate are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of such special resolutions at the AGM and the Class Meetings.

The Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be exercised when the Directors believe that such repurchases of H Shares will benefit the Company and the Shareholders.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide you with requisite information as to the Repurchase Mandate.

LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit a PRC issuer listed on the Stock Exchange to repurchase its shares of all classes listed on the Stock Exchange, subject to certain restrictions. Among such restrictions applicable to a PRC issuer, the Listing Rules provide that the shares of such PRC issuer must be fully paid up and all repurchases of shares by such PRC issuer must be approved in advance by a special resolution of shareholders in a general meeting and of holders of domestic shares and holders of overseas listed foreign shares at separate meetings conducted in accordance with such PRC issuer's articles of association for approving share repurchases, either by way of a general mandate or by specific approval of a particular transaction.

REASONS FOR THE REPURCHASE MANDATE

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to and in the best interest of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value and/or earnings per Share. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders. The Directors have no present intention to exercise the Repurchase Mandate.

REGISTERED CAPITAL

At as the Latest Practicable Date, the registered capital of the Company was RMB1,950,806,393.00 comprising 1,329,098,393 Domestic Shares and 621,708,000 H Shares.

EXERCISE OF THE REPURCHASE MANDATE

Subject to the passing of the special resolution numbered 7 set out in the notice of the AGM and the special resolution set out in the notice of the Class Meetings respectively, the Repurchase Mandate will be conditionally granted to the Directors until the end of the earlier of (i) the conclusion of the next annual general meeting following the passing of the said special resolutions; or (ii) the date on which the authority conferred by the special resolutions is revoked or varied by a special resolution of the Shareholders in any general meeting or by a special resolution of the holders of Domestic Shares or the holders of H Shares at their respective class meetings. The exercise of the Repurchase Mandate is subject to (a) the approvals of SASAC and SAFE (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained and (b) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 28 of the Articles.

The exercise in full of the Repurchase Mandate (on the basis of 621,708,000 H Shares in issue as at the Latest Practicable Date and assuming such number of H Shares would remain unchanged as at the date of the AGM and the Class Meetings) would result in up to 62,170,800 H Shares repurchased by the Company, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

FUNDING OF REPURCHASES

The Company is empowered by the Articles to repurchase the H Shares. Any repurchases by the Company may only be made out of either the capital paid up on the relevant shares to be repurchased, or the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose or from sums standing to the credit of the share premium account of the Company.

In repurchasing the H Shares, the Company intends to apply funds from the Company's internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Articles and the applicable laws, rules and regulations of the PRC.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared to the position disclosed in the audited accounts contained in the annual report of the Company for the year ended 31 December 2009) in the event that the Repurchase Mandate is to be exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regarded to the circumstances then prevailing, in the best interests of the Company.

STATUS OF REPURCHASED H SHARES

The Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws and the Articles, the H Shares repurchased by the Company will be cancelled and the Company's registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

PRICES OF H SHARES

The highest and lowest prices at which the H Shares have been traded on the Stock Exchange in each of the 12 calendar months immediately preceding the Latest Practicable Date are as follows:

	Highest	Lowest
	HK$	*HK$*
2009		
April	4.61	3.48
May	4.38	3.88
June	4.50	4.00
July	5.62	4.20
August	5.88	4.90
September	6.00	5.10
October	7.29	5.79
November	7.30	6.18
December	8.08	7.20
2010		
January	8.25	6.26
February	6.50	6.05
March	6.90	6.00
April (up to the Latest Practicable Date)	6.80	6.25

PREVIOUS REPURCHASE

No repurchase of H Shares has been made by the Company for the previous six months (whether on the Stock Exchange or otherwise) immediately preceding the Latest Practicable Date.

THE TAKEOVERS CODE AND MINIMUM PUBLIC HOLDING

If a Shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase H Shares pursuant to the Repurchase Mandate (if approved to be granted at the AGM and the Class Meetings), such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As the Latest Practicable Date, China TravelSky Holding Company (中國民航信息集團公司), the largest substantial shareholder (as defined in the Listing Rules) and a promoter of the Company, held 571,484,393 Domestic Shares, which represented approximately 29.29% of the total number of Shares in issue.

In the event that the Directors exercise in full the power to repurchase H Shares in accordance with the terms of the Repurchase Mandate, the total interests of China TravelSky Holding Limited in the registered capital of the Company would be increased to approximately 30.26%, and this will result in China TravelSky Holding Limited and party acting in concert with it obliged to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences which will arise under either or both of the Takeovers Code and any similar applicable laws as a result of any repurchases to be made under the Repurchase Mandate. Moreover, the Directors will not make share repurchase on the Stock Exchange if such repurchase would result in the requirements under Rule 8.08 of the Listing Rules not being complied with.

The Directors have no intention to exercise the Repurchase Mandate to an extent that it may result in a public shareholding of the H Shares to be less than 25%.

GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases under the Repurchase Mandate in accordance with the Listing Rules, the Articles and the applicable laws, rules and regulations of the PRC.

None of the Directors and to the best of their knowledge having made all reasonable enquiries, none of their associates presently intend to sell H Shares to the Company under the Repurchase Mandate in the event that the Repurchase Mandate is approved and the conditions to which the Repurchase Mandate is subject are fulfilled.

The Company has not been notified by any connected person of the Company that they have a present intention to sell any H Shares to the Company, or that they have undertaken not to sell any H Shares held by them to the Company in the event that the Repurchase Mandate is approved by the Shareholders and the conditions to which the Repurchase Mandate is subject are fulfilled.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

NOTICE OF ANNUAL GENERAL MEETING
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN that the following meetings of TravelSky Technology Limited ("**Company**") shall be held on Friday, 25 June 2010 at Conference Room, Prime Hotel, 2 Wangfujing Ave., Dongcheng District, Beijing, the People's Republic of China ("**PRC**"):

(1) the annual general meeting ("**AGM**") will be held at 10:00 a.m.;

(2) the class meeting for holders of H shares of RMB1.00 each in the capital of the Company ("**H Shares**") will be held immediately after the conclusion of the AGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of domestic shares of RMB1.00 each in the capital of the Company ("**Domestic Shares**") will be held immediately after the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

AGM

ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors ("**Board**") of the Company for the year ended 31 December 2009.

2. To consider and approve the report of the Supervisory Committee of the Company for the year ended 31 December 2009.

3. To review the auditor's report for the year ended 31 December 2009 and to consider and approve the audited financial statements of the Group (i.e. the Company and its subsidiaries) for the year ended 31 December 2009.

4. To consider and approve the allocation of profit and distribution of final dividend for the year ended 31 December 2009.

5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2010, and to authorise the Board to fix the remuneration thereof.

SPECIAL RESOLUTIONS

6. To consider and, if thought fit, approve the following resolution as a special resolution:

"(a) Subject to the limitations imposed by paragraphs (c) and (d) below and in accordance with the Listing Rules, the Company Law of the PRC, and other applicable laws and regulations (in each case as amended from time to time), a general unconditional mandate be and is hereby granted to the Board to exercise once or more during the Relevant Period (as defined in paragraph (e) below) all the powers of the Company to allot, issue or otherwise deal with new shares on such terms and conditions the Board may determine and that, in the exercise of the powers to allot and issue shares, the authority of the Board shall include (without limitation):

(i) the determination of the class and number of the shares to be allotted;

(ii) the determination of the issue price of the new shares;

(iii) the determination of the opening and closing dates of the issue of new shares;

(iv) the determination of the class and number of new shares (if any) to be issued to the existing shareholders;

(v) to make or grant offers, agreements and options which might require the exercise of such powers; and

(vi) in the case of an offer or issue of shares to the shareholders of the Company, excluding shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board considers expedient;

(b) upon the exercise of the powers granted under paragraph (a), the Board may during the Relevant Period (as defined in paragraph (e) below) make or grant offers, agreements and options which might require the shares relating to the exercise of the authority thereunder being allotted and issued after the expiry of the Relevant Period (as defined in paragraph (e) below);

(c) the aggregate nominal amount of the new Domestic Shares and new H Shares to be allotted or conditionally or unconditionally agreed to be allotted (whether pursuant to the exercise of options or otherwise) by the Board pursuant to the authority granted under paragraph (a) above shall not exceed twenty per cent. (20%) of the Domestic Shares and H Shares in issue as at the date of passing of this resolution respectively;

(d) the Board in exercising the powers granted under paragraph (a) above shall (i) comply with the Company Law of the PRC, other applicable laws and regulations of the PRC, and the Listing Rules (in each case, as amended from time to time) and (ii) (if required) be subject to the approvals of the China Securities Regulatory Commission and relevant authorities of the PRC;

(e) for the purposes of this Resolution: "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) twelve months from the date of passing this resolution;

(ii) the conclusion of the next annual general meeting of the Company; or

(iii) the date on which the powers granted by this resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting; and

(f) subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant listing of, and permission to deal in, the H Shares proposed to be issued by the Company and (if required) the approval of the China Securities Regulatory Commission for the issue of shares by the Company, the Board be and is hereby authorised to amend, as they may deem appropriate and necessary, the articles of association of the Company to reflect the change in the share capital structure of the Company in the event of an exercise of the powers granted under paragraph (a) to allot and issue new shares."

7. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the

PRC, The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the Board be and is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the H Shares on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph 7 (except for this sub-paragraph (c)(i)) at each of the class meeting for holders of Domestic Shares and the class meeting for holders of H Shares, both to be held on the date of the annual general meeting as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the Board be and is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the H Shares on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the annual general meeting and the class meeting for holders of Domestic Shares, both to be held on the date of the class meeting for holders of H Shares as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

MEETING FOR HOLDERS OF DOMESTIC SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT**:

(a) subject to paragraphs (b) and (c) below and subject to all applicable laws, standards, system and/or requirements of the governmental or regulatory body of securities in the People's Republic of China ("**PRC**"), The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or of any other governmental or regulatory body, the Board be and is hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the H Shares on the Stock Exchange during the Relevant Period (as defined in paragraph (d) below);

(b) the aggregate nominal value of H Shares authorised to be repurchased pursuant to the authority granted under paragraph (a) above during the Relevant Period (as defined in paragraph (d) below) shall not exceed 10 per cent. of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of this resolution;

(c) the exercise of the authority granted under paragraph (a) above shall be conditional upon:

(i) the passing of a special resolution on the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at each of the annual general meeting and the class meeting for holders of H Shares, both to be held on the date of the class meeting for holders of Domestic Shares as convened by this notice (or on such adjourned date as may be applicable);

(ii) the approvals of State-owned Assets Supervision and Administration Commission of the State Council and State Administration of Foreign Exchange of the PRC (or their respective successor authorities) and/or (if appropriate) any other regulatory authorities as required by the laws, standards and system of the PRC being obtained by the Company; and

(iii) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company in its absolute discretion having repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the articles of association ("**Articles**") of the Company;

(d) for the purpose of this special resolution, "**Relevant Period**" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution; and

(ii) the date on which the authority conferred by this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H Shares or holders of Domestic Shares at their respective class meetings; and

(e) subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be and it is hereby authorised to:

(i) make such corresponding amendments to the Articles as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to repurchase any H Shares of the Company as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC."

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the People's Republic of China
30 April 2010

Registered office:
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of holders of H Shares of the Company will be closed from 26 May 2010 to 25 June 2010 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of the H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 25 May 2010 are entitled to attend the AGM and the class meetings and the proposed final cash dividend (which is RMB0.134 per share) for the year ended 31 December 2009. Transfers of H Shares must be lodged with the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 25 May 2010 in order to entitle the transferee to attend the AGM and the class meeting for holders of H Shares and the proposed final cash dividend (which is RMB0.134 per share) for the year ended 31 December 2009.

2. Each shareholder who is entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote on his or her behalf at the AGM. Each holder of H Shares who is entitled to attend and vote at the class meeting for holders of H Shares may appoint one or more proxies

to attend and vote on his or her behalf at such class meeting. Each holder of Domestic Shares who is entitled to attend and vote at such class meeting for holders of Domestic Shares may appoint one or more proxies to attend and vote on his or her behalf at such class meeting. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the AGM and the class meetings in person or by proxy should return the reply slip for attending the AGM and the class meetings to the registered address of the Company on or before 4 June 2010 in person, by mail or by fax.

6. The AGM and the class meetings are expected to last for half a day. Shareholders (or their proxies) attending the AGM and the class meetings are responsible for their own transportation and accommodation expenses.

7. As at the date hereof, the board of the directors of the Company comprises:

Executive Directors:	Mr Xu Qiang *(Chairman)*, Mr Cui Zhixiong and Mr Xiao Yinhong;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng and Mr Sun Yude;
Independent non-executive Directors:	Mr Cheung Yuk Ming, Mr Zhou Deqiang and Mr Pan Chongyi.

人代其出席H股類別股東大會並代其投票。凡有權出席內資股類別股東大會並於會上投票的內資股股東均可委任一位或以上代理人代其出席內資股類別股東大會並代其投票。委任代理人無須為本公司股東。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股股東而言，經過公證的授權書或其他授權文件和代表委任表格須在大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股股東而言，上述文件必須在相同時限內送達香港證券登記有限公司，方為有效。

4. 填妥並交回代表委任表格後，股東仍可親身出席相關會議或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席股東周年大會及類別股東大會的股東，須於二零一零年六月四日或之前將出席股東周年大會及類別股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 股東周年大會及類別股東大會預計需時半天。擬出席股東周年大會及類別股東大會的股東或其代理人須自行承擔交通費及住宿費。

7. 於本通告日期，本公司董事會包括：

執行董事：	徐強先生 *(董事長)*、崔志雄先生及肖殷洪先生；
非執行董事：	王全華先生、羅朝庚先生及孫玉德先生；
獨立非執行董事：	張鈺明先生、周德強先生及潘崇義先生。

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之公司章程備案。」

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長

中華人民共和國，北京
二零一零年四月三十日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

附註：

1. 本公司將於二零一零年五月二十六日至二零一零年六月二十五日(包括首尾兩天)暫停辦理本公司H股過戶登記。於二零一零年五月二十五日營業時間結束時已經登記在本公司股東名冊上的H股及內資股持有人均有權出席股東周年大會及類別股東大會，並有權收取截至二零零九年十二月三十一日止年度之建議末期現金股息(每股人民幣0.134元)。H股過戶文件須於二零一零年五月二十五日下午四時三十分之前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方可出席股東周年大會及H股類別股東大會及有權收取截至二零零九年十二月三十一日止年度之建議末期現金股息(每股人民幣0.134元)。

2. 凡有權出席股東周年大會並於會上投票的股東均可委任一位或以上代理人代其出席股東周年大會並代其投票。凡有權出席H股類別股東大會並於會上投票的H股股東均可委任一位或以上代理

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行內資股類別股東大會之日(或延遲舉行內資股類別股東大會(如適用)之日期)舉行之股東周年大會及H股類別股東大會上，分別通過特別決議案，條款與本段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及╱或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

(iii) 根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早之日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(iii) 根據本公司之公司章程(「**章程**」)第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保(或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保)；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

內資股類別股東大會

審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中華人民共和國(「**中國**」)、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權董事會於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回H股；

(e) 待取得所有中國有關政府機關批准購回該等H股的情況下，授權董事會：

(i) 於本公司按上文(a)段所賦予之授權購回H股後，在董事會認為合適的情況對章程進行相應修訂，藉以削減本公司的註冊股本，並反映本公司的新股本結構；及

(ii) 向中國有關政府機關提交本公司經修訂之章程備案。」

H股類別股東大會

審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中華人民共和國(「**中國**」)、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權董事會於相關期間(定義見下文(d)段)一次或多次行使本公司全部權力在聯交所購回H股；

(b) 在相關期間(定義見下文(d)段)根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行H股類別股東大會之日(或延遲舉行H股類別股東大會(如適用)之日期)舉行之股東周年大會及內資股類別股東大會上，分別通過特別決議案，條款與本段(惟第(c)(i)分段除外)所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局(或彼等各自之接掌權力機關)及／或中國法律、準則及制度規定下任何其他監管機關(如適用)之批准；及

董事會於相關期間（定義見下文(d)段）一次或多次行使本公司全部權力在聯交所購回H股；

(b) 在相關期間（定義見下文(d)段）根據上文(a)段之授權獲授予購回之H股面值總額不得超過於本決議案獲通過當日本公司已發行H股面值總額之10%；

(c) 上文(a)段授予之授權須待下列條件獲達成後，方可行使：

(i) 於本通告所載舉行股東周年大會之日（或延遲舉行股東周年大會（如適用）之日期）舉行之內資股類別股東大會及H股類別股東大會上，分別通過特別決議案，條款與本第7段（惟第(c)(i)分段除外）所載決議案之條款相同；

(ii) 本公司已取得國務院國有資產監督管理委員會及中國國家外匯管理局（或彼等各自之接掌權力機關）及／或中國法律、準則及制度規定下任何其他監管機關（如適用）之批准；及

(iii) 根據本公司之公司章程（「**章程**」）第28條所載之通知程序，本公司任何債權人並無要求本公司清償債務或就任何尚欠任何債權人之款項提供償債擔保（或如本公司任何債權人要求本公司清償債務或提供償債擔保，本公司已全權決定清償債務或就有關欠款提供擔保）；

(d) 就本特別決議案而言，「**相關期間**」乃指本特別決議案獲通過當日起至下列較早日期止之期間：

(i) 在本特別決議案通過後之本公司下一次股東周年大會結束時；及

(ii) 本公司股東於任何股東大會上通過特別決議案或本公司H股股東或內資股股東於各自的類別股東大會上通過特別決議案撤回或修改本特別決議案所賦予之授權之日；及

(b) 於行使根據第(a)段授予之權力時，董事會可於相關期間(定義見下文第(e)段)內作出或授予要約、協議及選擇權，而所涉及的股份可能於相關期間(定義見下文第(e) 段)屆滿後配發及發行；

(c) 董事會根據上文第(a)段授予的權力將配發或經有條件或無條件同意將配發的新內資股及新H股的面值總額分別不得超過於本決議案通過之日已發行內資股及H股的百分之二十(20%)；

(d) 董事會於行使根據上文第(a)段授予的權力時須(i)遵守中國公司法、中國其他適用法律法規及上市規則(均經不時修訂)及(ii)(倘需要)獲得中國證券監督管理委員會及中國其他有關機關的批准；

(e) 就本決議案而言：「**相關期間**」指自本決議通過之日起至下列日期止之期間(以最早發生者為準)：

(i) 本決議案通過之日起計十二個月；

(ii) 本公司下屆股東周年大會結束之時；或

(iii) 於任何股東大會上本公司股東以特別決議案取消或變更本決議案所授予之權力之日；及

(f) 待香港聯合交易所有限公司上市委員會授予或同意授予或准許本公司擬發行的H股上市及買賣及(倘需要)中國證券監督管理委員會批准本公司發行股份後，倘根據第(a)段授予的配發及發行新股之權力獲行使，則授權董事對本公司的公司章程作出其認為適當及必要的修訂以反映本公司股本結構的變動。」

7. 審議及酌情批准以下決議案為一項特別決議案：

「**動議**：

(a) 在下文(b)及(c)段之規限下及根據中國、香港聯合交易所有限公司(「**聯交所**」)或任何其他政府或監管機關之所有適用法律、準則、制度及／或規定，授權

3. 審議截至二零零九年十二月三十一日止年度核數師報告，以及審議及批准本集團(即本公司及其附屬公司)截至二零零九年十二月三十一日止年度經審核財務報表。

4. 審議及批准截至二零零九年十二月三十一日止年度之利潤分配及末期股息派發方案。

5. 審議及批准委任羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零一零年十二月三十一日止年度之國際及中國核數師，並授權董事會釐定其酬金。

特別決議案

6. 審議及酌情批准以下決議案為一項特別決議案：

「(a) 在下文第(c)段及第(d)段之規限下及根據上市規則、中國公司法及其他適用法律及法規(均經不時修訂)，授予董事會一般及無條件授權於相關期間(定義見下文第(e)段)內一次或多次行使本公司的所有權力，以根據其可能決定的條款及條件配發、發行或以其他方式處理新股。於行使配發及發行股份的權力時，董事會許可權包括(但不限於)：

(i) 決定將配發的股份的類別及數量；

(ii) 決定新股的發行價；

(iii) 決定新股發行的起止日期；

(iv) 決定向現有股東發行新股(倘有)的類別及數量；

(v) 作出或授予可能須行使該等權力之要約、協議及選擇權；及

(vi) 就向本公司股東發售或發行股份而言，鑒於海外法律法規的禁令或規定或其認為合適的其他原因，將定居中國或中國香港特別行政區以外的股東排除在外；


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

股東周年大會通告
H股類別股東大會通告
內資股類別股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零一零年六月二十五日(星期五)於中華人民共和國(「**中國**」)北京東城區王府井大街2號華僑大廈會議室舉行以下會議：

(1) 股東周年大會(「**股東周年大會**」)將於上午十時正舉行；

(2) 本公司股本中每股面值人民幣1.00元之H股(「**H股**」)類別股東大會將於上文(1)中所述的股東周年大會或其續會結束後隨即舉行；及

(3) 本公司股本中每股面值人民幣1.00元之內資股(「**內資股**」)類別股東大會將於上文(2)中所述的類別股東大會或其續會結束後隨即舉行。

舉行該等會議旨在：

股東周年大會

普通決議案

1. 審議及批准截至二零零九年十二月三十一日止年度本公司董事會(「**董事會**」)報告。

2. 審議及批准截至二零零九年十二月三十一日止年度本公司監事會報告。

於最後可行日期，本公司之最大主要股東（定義見上市規則）及發起人中國民航信息集團公司持有571,484,393股內資股，佔已發行股份總數約29.29%。

倘董事根據購回授權之條款行使全部權力購回H股，中國民航信息集團公司於本公司註冊資本之權益將增加至約30.26%，此舉將使中國民航信息集團公司及其一致行動人士須根據收購守則第26條提出強制性收購建議。除上文所述以外，董事並不知悉根據購回授權進行之任何購回將引致收購守則及／或任何同類適用法律項下之任何其他後果。此外，倘購回將導致本公司違反上市規則第8.08條之規定，董事將不會於聯交所作出股份購回。

董事目前無意行使購回授權以致H股之公眾持股量低於25%。

一般事項

董事已向聯交所承諾，在適用之情況下，彼等將根據上市規則、章程及中國之適用法律、法規及規則行使本公司權力根據購回授權購回股份。

董事概無及據彼等作出一切合理查詢後所深知，彼等之聯繫人目前概無計劃於購回授權獲批准及購回授權之條件達成後根據購回授權出售H股予本公司。

本公司並無獲本公司任何關連人士通知其目前擬於購回授權獲股東批准及購回授權之條件達成後出售任何H股予本公司，或承諾不出售任何彼等所持之H股予本公司。

H股之價格

於緊接最後可行日期前十二個曆月H股於聯交所買賣之每月最高及最低成交價如下：

	最高	最低
	港元	*港元*
二零零九年		
四月	4.61	3.48
五月	4.38	3.88
六月	4.50	4.00
七月	5.62	4.20
八月	5.88	4.90
九月	6.00	5.10
十月	7.29	5.79
十一月	7.30	6.18
十二月	8.08	7.20
二零一零年		
一月	8.25	6.26
二月	6.50	6.05
三月	6.90	6.00
四月(截至最後可行日期)	6.80	6.25

前次購回

本公司於緊接最後可行日期前六個月內概無購回H股(不論是否於聯交所或任何其他場所購回)。

收購守則及最低公眾持股量

倘根據購回授權(倘於股東周年大會或類別股東大會上獲批准)行使權力購回H股而導致股東於本公司之投票權權益比例增加，則按照收購守則第32條之規定，該項增加將被視為一項收購。因此，一名股東或一群一致行動之股東(定義見收購守則)可能因取得或鞏固本公司控制權，而須根據收購守則第26條之規定提出強制性收購建議。

全數行使購回授權(根據於最後可行日期已發行621,708,000股H股計算，並假設該等H股之數目於股東周年大會及類別股東大會日期仍維持不變)將導致本公司購回最多62,170,800股H股，即最多佔有關決議案獲通過之日已發行H股總數之10%。

購回之資金來源

本公司乃根據章程所賦予權力購回H股。本公司任何購回僅可透過將購回之有關股份之繳足股本，或本公司原應用作股息或分派之資金或就此目的而發行新股份之所得款項或本公司股份溢價賬之結餘撥款支付。

於購回H股時，本公司擬動用根據章程及中國適用法律、法規及規例可合法作此用途之本公司內部資源(可包括盈餘儲備金及保留盈利)所提供之資金支付。

全數行使購回授權可能會對本公司之營運資金或負債狀況(與本公司截至二零零九年十二月三十一日止年度年報所載經審核賬目所披露之狀況比較)有重大不利影響。然而，倘董事認為不時適合本公司的營運資金或資產負債水平會因行使購回授權而受到重大不利影響，則董事不會建議行使該授權。任何情況下購回之H股數目及購回H股之價格及其他條款，將由董事在符合本公司之最佳利益下於有關時間經考慮當時情況後決定。

所購回H股之地位

上市規則規定，本公司所購回之全部H股之上市地位將自動註銷及有關股票將予註銷及銷毀。根據中國法律及章程，本公司所購回之H股將予註銷及本公司之註冊資本將按相等於所註銷之H股總面值之金額進行削減。

本附錄乃上市規則所規定之説明文件，旨在向　閣下提供有關購回授權之所需資料。

關於購回股份之上市規則

上市規則准許於聯交所上市之中國發行人在若干限制下於聯交所購回其全部類別上市股份。在適用於中國發行人之有關限制中，上市規則訂明該中國發行人之股份必須為繳足股款及其所進行之全部股份購回必須事先獲股東於股東大會上以特別決議案批准，並須根據該中國發行人之公司章程獲內資股持有人及境外上市外資股持有人於另行舉行之會議上，以一般授權或就某特定交易授出特別批准之方式批准購回股份。

購回授權之理由

董事認為，購回授權所提供之靈活性對本公司及股東有利，並符合本公司及股東之最佳利益。視乎當時之市況及資金安排，該等購回可導致每股股份資產淨值及／或盈利上升。董事僅會在其認為該等購回將有利本公司及其股東之情況下進行有關購回。董事目前無意行使購回授權。

註冊資本

於最後可行日期，本公司之註冊資本為人民幣1,950,806,393.00元，包括1,329,098,393股內資股及621,708,000股H股。

行使購回授權

待股東周年大會通告內所載第7項特別決議案及類別股東大會通告所載特別決議案分別獲通過後，將有條件授予董事購回授權，有效期直至下列較早日期止：(i)上述特別決議案獲通過後之下屆股東周年大會結束時；或(ii)股東於任何股東大會或內資股持有人或H股持有人於其各自之類別大會上以特別決議案撤銷或修改特別決議案所賦予之授權當日。購回授權之行使須待(a)本公司取得國資委及外管局（或彼等各自之接掌權力機關）及／或中國法律、準則及制度下規定的任何其他監管部門（如適用）之批准，以及(b)根據章程第28條規定之通知程序本公司之任何債權人並無要求本公司償還所欠債項或就未償債項提供擔保（或倘若在任何債權人之要求下，本公司已全權酌情償還該等款項或就此提供擔保）後，方可作實。

回授權。於股東周年大會結束後隨即舉行的H股類別股東大會及H股類別股東大會結束後隨即舉行的內資股類別股東大會上，將審議及酌情批准授予購回授權。股東周年大會通告及類別股東大會通告載於本通函第13至21頁。

本通函隨附用於股東周年大會及類別股東大會的代表委任表格。無論　閣下是否擬出席該等會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回股份過戶登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室（就H股股東而言），或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層（就內資股股東而言），且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

於股東周年大會及類別股東大會上投票

根據上市規則第13.39條規定，股東於股東周年大會及類別股東大會上的所有投票必須以投票方式表決。

建議

董事會認為，批准發行授權及購回授權的特別決議案，符合本公司及其股東的整體最佳利益。因此，董事會建議股東在股東周年大會及類別股東大會上投票贊成該等特別決議案。

視乎當時之市況及資金安排，購回授權可導致每股股份資產淨值及／或盈利上升，且董事僅會在其認為購回H股將有利本公司及股東之情況下進行有關購回。

其他資料

敬請　閣下垂注本通函附錄所載的其他資料。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長
謹啟

購回授權的理由及條件

為確保董事能夠於適宜購回任何H股(包括可能導致每股資產淨值及／或每股盈利增加)時保持靈活性及能夠酌情處理，現建議尋求股東批准向董事會授出購回授權。根據上文所述之法律及監管規定，本公司擬舉行股東周年大會及類別股東大會。於該等會議上，將會提呈一項特別決議案，以授予董事會購回授權，即一項於聯交所購回已發行之H股之有條件一般授權，總面值不得超過通過該項特別決議案日期本公司已發行H股總面值之10%。於最後可行日期，本公司已發行H股總數為621,708,000股。假定直至股東周年大會日期本公司的H股數目保持不變，本公司在購回授權下將最多可購回62,170,800股。

購回授權須待下列各項條件達成後，方可行使：(a)獲得國資委及外管局(或彼等各自之接掌權力機關)以及／或中國法律、準則及制度下規定的任何其他監管部門(如適用)之批准；及(b)根據章程第28條所載之通知程序，本公司之任何債權人並無要求本公司償還所欠債項或就此提供擔保(或倘若在任何債權人之要求下，本公司已全權酌情償還該等款項或就此提供擔保)。倘若本公司決定根據上文條件(b)所述情況償還任何金額予其任何債權人，現時預期將會以內部資源撥付。倘若上述條件未能達成，董事將不會行使購回授權。

購回授權將會於下列日期中之較早日期屆滿：(a)本公司下屆股東周年大會結束時；或(b)股東於股東大會上以特別決議案，或H股持有人或內資股持有人於各自之類別股東大會上以特別決議案撤回或修改特別決議案所賦予之授權當日。

上市規則的規定

根據《上市規則》，本公司須向股東提供一切合理的必需資料，以令彼等能夠分別就是否於股東周年大會及類別股東大會上投票贊成或反對購回授權的決議案達致知情決定。就此而編製之說明文件載於本通函附錄內。

股東周年大會及類別股東大會

本公司將於二零一零年六月二十五日(星期五)上午十時正在中國北京東城區王府井大街2號華僑大廈會議室舉行股東周年大會，以審議及酌情批准(其中包括)授予發行授權及購

本公司購回H股須待中國多個政府機關批准後，方可進行，其中包括國資委及外管局及／或中國法律、準則及制度下規定的任何其他監管機構（如適用）。由於H股乃於聯交所以港元買賣，而本公司於進行任何H股購回時所支付之價格將會以港元支付，故此購回須獲得外管局批准。本公司亦已接獲其中國法律顧問之意見，指不論董事是否會實際行使該項授權，通過批准授予董事購回授權之特別決議案將會導致本公司之註冊資本減少。

根據章程內適用於削減股本之規定（取自於必備條款），本公司於通過削減其註冊資本之決議案時須知會其債權人。根據章程第28條的規定，於該等決議案通過後十日內須知會本公司債權人，並於該項特別決議案通過後三十日內以報章公佈方式在中國公佈三次。故本公司債權人在本公司知會後有三十日的期限或（倘未獲知會）於首次報章公佈後有九十日的期限要求本公司清償彼等之債務或就該等債務提供擔保。此外，本公司的註冊資本不得減至低於最低法定限額。

此外，公司法、章程及必備條款規定，公司所購回的股份必須註銷，而公司的註冊資本將因此按相等於該等註銷股份總面值的金額進行削減。倘削減註冊資本，公司須在通過批准該削減的有關股東決議案後在規定的期間內以書面通知及公告的方式通知其債權人。債權人有權要求公司償還貸款及／或提供擔保。公司倘未能通知債權人，則會受到處罰。此法定通知要求可在公司削減註冊資本時給予債權人收回及／或取得債務擔保的機會。

本公司已接獲其中國法律顧問之意見，指待董事獲授予購回授權及本公司取得中國有關監管部門上述的各項批准後，本公司將僅須於董事決定根據購回授權行使彼等之權力，以及本公司之註冊資本因而被削減之情況下向債權人發出該項通知。

鑒於以上情況，及其他先決條件已獲履行時，董事將根據上市規則的相關規定，在履行其通知職責之後及因而減少潛在債務糾紛的情況下，行使權力購回H股。

行及以其他方式處置不超過於相關決議案在股東周年大會上獲通過之日已發行內資股及H股各自20%的股份，及就該等股份作出及發出要約、協議及選擇權。於最後可行日期，已發行股份為1,950,806,393股，包括1,329,098,393股內資股及621,708,000股H股。待建議批准授予董事會發行授權的決議案獲通過之後及基於本公司於股東周年大會之前將不發行或購回股份之情況，允許董事會根據發行授權分別發行不超逾265,819,678股內資股及124,341,600股H股。董事認為，授予董事會發行新股份之發行授權符合本公司及股東的最佳利益。雖然現時不可能事先預計在何種特定情況下，董事認為適合發行股份，惟此舉使董事會可以更靈活地把握任何可能出現的機會。

發行授權將會於下列日期中之較早日期屆滿：(a)該決議案通過之日起計十二個月當日；(b)下屆股東周年大會結束時；或(c)股東於任何股東大會上以特別決議案撤回或修改該授權之日。

建議授予購回授權

法律及法規的規定

公司法、必備條款及章程規定了適用於所有類別股份之若干股份購回限制。

公司法(本公司須受此限制)規定於中國註冊成立之股份有限公司不得購回其股份，除非購回之目的為削減其股本，或就公司本身與另一間持有其股份之機構合併，或因向其僱員及職工授予獎勵股份，或當股東於股東大會上反對公司合併或分立時股東要求公司購回其自有股份而進行。必備條款(本公司已將之納入章程)規定在獲得有關中國監管機構批准，以及遵照章程之情況下，本公司可就削減其股本、就公司本身與另一間持有其股份之機構合併，或於法律或行政法規允許之其他情況下購回其已發行股份。

上市規則第10.06(1)(a)條及第19A.25條容許一間中國股份有限公司之股東，向該於聯交所上市之公司之董事授予一般授權購回股份。該項授權須以於股東大會上獲股東通過之特別決議案形式作出，及以於各自舉行之類別股東大會上獲內資股及境外上市外資股持有人通過之特別決議案形式作出。



中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

董事：	*註冊辦公地址：*
徐　強（董事長）	中國
崔志雄	北京海淀區
肖殷洪	科學院南路2號
王全華#	融科資訊中心
羅朝庚#	C座南樓18-20層
孫玉德#	郵編：100190
張鈺明##	
周德強##	
潘崇義##	

#　非執行董事

##　獨立非執行董事

敬啟者：

建議授予發行及購回股份的一般授權
及
股東周年大會及類別股東大會通告

緒言

董事會建議於股東周年大會上授予董事會發行授權及購回授權。

本通函旨在向　閣下提供（其中包括）有關(i)建議授予發行授權；(ii)建議授予購回授權及(iii)股東周年大會及類別股東大會通告的詳細資料。

建議授予發行授權

根據章程第56條，股東可於本公司股東大會上授權董事會處理獲授權之事宜。於股東周年大會上將提呈特別決議案，授予董事會發行授權，以行使本公司權力授權、配發、發

「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	公司收購、合併及股份購回守則
「%」	指	百分比

「發行授權」	指	擬授予董事會執行本公司權力的一般及無條件授權，以配發、發行或以其他方式處置不超過於股東周年大會上通過有關決議當日已發行內資股及H股各自20%的股份，及就該等股份作出及發出要約、協議及選擇權
「最後可行日期」	指	二零一零年四月二十六日，即本通函付印前為確定其所載若干資料的最後可行日期
「上市規則」	指	聯交所證券上市規則
「必備條款」	指	到境外上市公司章程必備條款
「中國」	指	中華人民共和國，就本通函而言，不包括香港及澳門特別行政區
「股份過戶登記處」	指	本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室
「購回授權」	指	待股東周年大會及類別股東大會上提呈之批准購回授權的決議案所載條件達成後，將授予董事會一般授權，以行使本公司權力購回面值總額不超過上述決議案獲通過當日本公司股本中已發行H股總面值10%之H股
「外管局」	指	中華人民共和國國家外匯管理局
「國資委」	指	國務院國有資產監督管理委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值人民幣1.00元的股份
「股東」	指	本公司的股東

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東周年大會」	指	本公司擬於二零一零年六月二十五日(星期五)上午十時舉行的股東周年大會，旨在批准(其中包括)授予發行授權及購回授權，大會通告載於本通函第13至17頁
「章程」	指	本公司公司章程
「聯繫人」	指	具有上市規則第1章及第19A章所賦予的相同涵義
「董事會」	指	董事會
「類別股東大會」	指	本公司擬於股東周年大會結束後隨即舉行的H股類別股東大會，及本公司擬於上述H股類別股東大會結束後隨即舉行的內資股類別股東大會，有關通告載於本通函第17至21頁
「本公司」	指	中國民航信息網絡股份有限公司，根據中國法律註冊成立的公司，其H股在聯交所上市，而其美國預託證券在美國場外證券市場進行買賣
「公司法」	指	中華人民共和國公司法，經不時修訂、補充或修改
「關連人士」	指	具有上市規則所賦予的涵義
「董事」	指	本公司董事
「內資股」	指	本公司股本中每股面值人民幣1.00元的內資股
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	港元，香港法定貨幣
「H股」	指	本公司股本中每股面值人民幣1.00元的H股

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的持牌證券交易商或註冊證券機構、銀行經理、股票經紀、律師、專業會計師或其他適當獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、持牌證券交易商或註冊證券機構或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）
（股份編號：0696）

建議授予發行及購回股份的一般授權
及
股東周年大會及類別股東大會通告

董事會函件載於本通函第4至8頁。

本公司將於二零一零年六月二十五日（星期五）上午十時於中國北京東城區王府井大街2號華僑大廈會議室舉行股東周年大會及類別股東大會，大會通告載於本通函第13至21頁。無論　閣下是否擬出席上述會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室（就H股股東而言），或本公司的註冊辦公地址中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層（就內資股股東而言），且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

二零一零年四月三十日



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code : 0696)

2009
Interim Report

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby presents the unaudited interim report of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2009 prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting".

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	**As at June 30, 2009** ***Unaudited***	As at December 31, 2008 *Audited* *(Note 4)*
ASSETS			
Non-current assets			
Property, plant and equipment, net	10	**989,821**	1,004,445
Intangible assets, net		**102,336**	17,070
Lease prepayment for land use right, net	10	**110,584**	19,314
Investments in associated companies		**105,016**	103,665
Other long-term assets		**8,961**	8,962
Deferred income tax assets		**6,768**	6,810
		1,323,486	1,160,266
Current assets			
Inventories		**4,923**	9,877
Accounts receivable, net	11	**188,758**	164,400
Due from associated companies		**10,457**	6,556
Due from related parties, net	12	**1,070,894**	944,759
Income tax receivable		**69,553**	45,104
Prepayments and other current assets		**235,701**	313,368
Short-term bank deposits		**2,012,538**	2,324,728
Cash and cash equivalents		**1,941,764**	1,326,473
		5,534,588	5,135,265
Total assets		**6,858,074**	6,295,531

CONDENSED CONSOLIDATED BALANCE SHEET *(CONTINUED)*

(Amounts expressed in thousands of Renminbi)

	Note	**As at June 30, 2009** ***Unaudited***	As at December 31, 2008 *Audited* *(Note 4)*
EQUITY			
Capital and reserves attributable to equity holders			
Paid in capital		**1,950,806**	1,776,315
Reserves	8	**2,302,400**	2,171,729
Retained earnings			
— Proposed final cash dividend	9	**—**	362,850
— Others		**1,386,428**	1,126,290
		5,639,634	5,437,184
Minority interest		**104,612**	98,810
Total equity		**5,744,246**	5,535,994
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**180**	180
Current liabilities			
Accounts payable and accrued liabilities	13	**811,248**	696,607
Due to related parties		**293,261**	47,428
Income tax payable		**6,637**	12,138
Deferred revenue		**2,502**	3,184
		1,113,648	759,357
Total liabilities		**1,113,828**	759,537
Total equity and liabilities		**6,858,074**	6,295,531
Net current assets		**4,420,940**	4,375,908
Total assets less current liabilities		**5,744,426**	5,536,174

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Unaudited Six months ended June 30, 2009	2008 (Note 4)
Revenues			
Aviation information technology services		**847,409**	795,640
Accounting, settlement and clearing services		**122,893**	133,150
Data network and others		**221,264**	197,128
Total revenues	3	**1,191,566**	1,125,918
Operating expenses			
Business taxes and other surcharges		**(42,204)**	(40,287)
Depreciation and amortisation		**(169,951)**	(168,778)
Network usage		**(45,384)**	(39,522)
Personnel		**(197,442)**	(182,221)
Operating lease rentals		**(32,072)**	(38,617)
Technical support and maintenance fees		**(71,868)**	(70,154)
Commission and promotion expenses		**(127,868)**	(144,067)
Other operating expenses		**(110,544)**	(100,752)
Total operating expenses		**(797,333)**	(784,398)
Operating profit		**394,233**	341,520
Financial income, net		**46,768**	43,164
Share of results of associated companies		**5,911**	6,907
Profit before taxation	5	**446,912**	391,591
Income tax	6	**(73,817)**	(64,236)
Profit after taxation		**373,095**	327,355

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME *(CONTINUED)*

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Unaudited Six months ended June 30, **2009**	 2008 *(Note 4)*
Other Comprehensive income:			
Currency translation differences		**(247)**	(2,957)
Other Comprehensive income for the period, net of tax		**(247)**	(2,957)
Total comprehensive income for the period		**372,848**	324,398
Profit attributable to:			
Equity holders of the Company		**364,106**	316,590
Minority interest		**8,989**	10,765
		373,095	327,355
Total comprehensive income attributable to:			
Equity holders of the Company		**363,859**	313,633
Minority interest		**8,989**	10,765
		372,848	324,398
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	7	**0.19**	0.17

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts expressed in thousands of Renminbi)

	Unaudited				
	Attributable to equity holders of the Company				
	Paid in capital	Reserves	Retained earnings	Minority Interest	Total
Balance at January 1, 2008 (as previously reported)	1,776,315	1,296,834	1,259,580	85,997	4,418,726
Adjustment for 2009 business combination under common control	—	697,496	1,878	—	699,374
Balance at January 1, 2008 (as restated) *(Note 4)*	1,776,315	1,994,330	1,261,458	85,997	5,118,100
Profit for the period	—	—	316,590	10,765	327,355
Other comprehensive income:					
Currency translation differences	—	(2,957)	—	—	(2,957)
Total comprehensive income for the period ended June 30, 2008	—	(2,957)	316,590	10,765	324,398
Dividends relating to 2007	—	—	(230,921)	—	(230,921)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(2,125)	(2,125)
Appropriation to reserves	—	118,358	(118,358)	—	—
Balance at June 30, 2008 (as restated)	1,776,315	2,109,731	1,228,769	94,637	5,209,452

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(CONTINUED)*

(Amounts expressed in thousands of Renminbi)

		Unaudited				
		Attributable to equity holders of the Company				
	Note	Paid in capital	Reserves	Retained earnings	Minority Interest	Total
Balance at January 1, 2009 (as previously reported)		1,776,315	1,466,952	1,416,679	98,810	4,758,756
Adjustment for 2009 business combination under common control		—	704,777	72,461	—	777,238
Balance at January 1, 2009 (as restated) *(Note 4)*		1,776,315	2,171,729	1,489,140	98,810	5,535,994
Profit for the period		—	—	364,106	8,989	373,095
Other comprehensive income:						
Currency translation differences		—	(247)	—	—	(247)
Total comprehensive income for the period ended June 30, 2009		—	(247)	364,106	8,989	372,848
Issurance of shares for acquisition of property		36,992	164,449	—	—	201,441
Issurance of shares for business combination under common control in 2009		137,499	(137,499)	—	—	—
Dividend relating to 2008	9	—	—	(362,850)	—	(362,850)
Dividends paid to minority shareholders of subsidiaries		—	—	—	(3,187)	(3,187)
Appropriation to reserves	8	—	103,968	(103,968)	—	—
Balance at June 30, 2009		1,950,806	2,302,400	1,386,428	104,612	5,744,246

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of Renminbi)

	Note	Unaudited Six months ended June 30, 2009	2008 (Note 4)
Cash flows from operating activities			
Cash generated from operations	14	**482,975**	413,151
Enterprise income tax paid		**(103,725)**	(98,147)
Net cash provided by operating activities		**379,250**	315,004
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(122,785)**	(170,273)
Maturities of short-term bank deposits		**1,199,228**	1,306,030
Placements of short-term bank deposits		**(887,038)**	(885,538)
Interest received		**44,897**	47,897
Dividends received from associated companies		**4,560**	300
Proceeds from disposal of property, plant and equipment		**(41)**	172
Net cash provided by investing activities		**238,821**	298,588
Cash flows from financing activities			
Dividends paid		**(3,187)**	(232,541)
Net cash used in financing activities		**(3,187)**	(232,541)
Effect of foreign exchange rate changes on cash and cash equivalents		**407**	(7,174)
Net Increase in cash and cash equivalents		**615,291**	373,877
Cash and cash equivalents at beginning of the period		**1,326,473**	1,736,758
Cash and cash equivalents at end of the period		**1,941,764**	2,110,635

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC. The Company was listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001.

The address of its registered office is Floor 18-20, South Wing, Pack C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing, the PRC.

2. *Principal accounting policies and basis of presentation*

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Accounting Standard 34 "Interim Financial Reporting", and have been reviewed by the Audit Committee of the Company.

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009.

- IAS 1 (revised), 'Presentation of Financial Statements'. The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

  The Group has elected to present one statement: the statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

2. Principal accounting policies and basis of presentation *(Continued)*

- IFRS 8, 'Operating Segments'. IFRS 8 replaces IAS/HKAS 14, 'Segment Reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes.

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the general manager of the Company.

- IFRS 1 (Amendment), 'First Time Adoption of IFRS' and IAS 27 'Consolidated and Separate Financial Statements'. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor.

The following new amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009, but are not relevant to the Group for the six months ended June 30, 2009.

- IAS 23 (amendment), 'Borrowing Costs';
- IFRS 2 (amendment), 'Share-based Payment'. IAS 32 (amendment), 'Financial Instruments: Presentation';
- IFRIC 9 (amendment), 'Reassessment of Embedded Derivatives' and IAS 39 (amendment), 'Financial Instruments: Recognition and Measurement';
- IFRIC 13, 'Customer Loyalty Programmes';
- IFRIC 15, 'Agreements for The Construction of Real Estate';
- IFRIC 16, 'Hedges of A Net Investment In A Foreign Operation' and;
- IAS 39 (amendment), 'Financial Instruments: Recognition and Measurement'.

3. Revenue

Revenue mainly comprises the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.

4. Business combination

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company would acquire from China TravelSky Holding Company ("CTHC") 100% equity interest in Accounting Center of China Aviation Company Limited ("ACCA") and the property located in Dongxing Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") ("Property"). ACCA is engaged in the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies. The acquisition was completed on March 3, 2009 and the consideration was satisfied by the issue and allotment of 174,491,393 new domestic shares of the Company to CTHC (137,499,218 shares for the acquisition of ACCA, while 36,992,175 shares for the acquisition of the Property).

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA will be accounted for as a common control business combination. The Company adopted merger accounting for common control combination. Hence, the comparative amounts in the consolidated financial statement are presented as if ACCA had been acquired at the earlist period presented. Below is the impact of the acquisition to the condensed financial statement.

4. Business combination *(Continued)*

June 30, 2009

	The Group before acquiring ACCA	ACCA	Adjustments (Note)	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS				
Non-current assets	1,503,499	148,170	(328,183)	1,323,486
Current assets	4,661,598	877,890	(4,900)	5,534,588
Total assets	6,165,097	1,026,060	(333,083)	6,858,074
EQUITY				
Paid in capital	1,950,806	759,785	(759,785)	1,950,806
Reserve	1,925,806	(55,008)	431,602	2,302,400
Retained earnings	1,272,069	114,359	—	1,386,428
Minority interest	104,612	—	—	104,612
Total equity	5,253,293	819,136	(328,183)	5,744,246
LIABILITY				
Non-current liabilities	180	—	—	180
Current liabilities	911,624	206,924	(4,900)	1,113,648
Total liabilities	911,804	206,924	(4,900)	1,113,828
Total equity and liabilities	6,165,097	1,026,060	(333,083)	6,858,074

Note: The above adjustments were i) the adjustment to eliminate the inter-group balance of current assets and liabilities between the Company and ACCA; ii) the adjustment to offset the long-term investment between the Company and ACCA.

4. Business combination *(Continued)*

December 31, 2008

	The Group before acquiring ACCA	ACCA	Adjustments (Note)	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
ASSETS				
Non-current assets	1,007,222	153,044	—	1,160,266
Current assets	4,233,985	906,180	(4,900)	5,135,265
Total assets	5,241,207	1,059,224	(4,900)	6,295,531
EQUITY				
Paid in capital	1,776,315	759,785	(759,785)	1,776,315
Reserve	1,466,952	(55,008)	759,785	2,171,729
Retained earnings	1,416,679	72,461	—	1,489,140
Minority interest	98,810	—	—	98,810
Total equity	4,758,756	777,238	—	5,535,994
LIABILITY				
Non-current liabilities	180	—	—	180
Current liabilities	482,271	281,986	(4,900)	759,357
Total liabilities	482,451	281,986	(4,900)	759,537
Total equity and liabilities	5,241,207	1,059,224	(4,900)	6,295,531

Note: The above adjustments were i) the adjustment to eliminate the inter-group balance of current assets and liabilities between the Company and ACCA; ii) the adjustment to the increase in the reserve of the Company as a result of the acquisition of ACCA.

5. Profit before taxation

Profit before taxation is arrived at after charging and crediting the following:

	Unaudited Six months ended June 30,	
	2009	2008
	RMB'000	*RMB'000*
After charging:		
Depreciation	**150,687**	161,465
Amortisation of intangible assets	**15,190**	4,067
Amortisation of leasehold improvements	**2,917**	3,044
Amortisation of lease prepayments for land use right	**1,157**	202
Loss on disposal of property, plant and equipment	**37**	95
Provision for impairment of receivables	**15,444**	—
Cost of equipment sold	**7,078**	15,003
Contributions to defined contribution pension scheme	**24,158**	20,965
Auditor's remuneration	**1,100**	1,139
Exchange loss/(gain)	**(1,871)**	4,732
Contribution to housing fund	**12,718**	10,391
Research and development expenses	**119,374**	116,207
After crediting:		
Interest income	**44,897**	47,896

6. Taxation

The Corporate Income Tax Law of the People's Republic of China ("new CIT Law") was implemented since January 1, 2008 as approved by the National People's Congress on March 16, 2007, pursuant to which, the new CIT Law unified the income tax rate of enterprises in China to 25%, starting from January 1, 2008. Pursuant to relevant requirements, enterprises recognized as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was again approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

In addition to being approved as a "High and New Technology Enterprise", the Company was also approved and certified by relevant authorities as an "Important Software Enterprise" for the year 2006, 2007 and 2008 which allows the Company to enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid by the Company at the rate of 15% over this preferential income tax rate of 10% should be recognized in the period which the Company obtained its "Important Software Enterprise" certification.

7. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following:

	Unaudited	
	Six months ended June 30,	
	2009	2008
Earnings *(RMB'000)* Earnings for the purpose of calculating the basic and dilutive earnings per share	**364,106**	316,590
Numbers of shares *('000)* Weighted average number of ordinary shares in issue *(Note)*	**1,938,476**	1,913,814
Earnings per share *(RMB)* Basic and dilutive	**0.19**	0.17

Note: *The number of shares in issue for the six months ended June 30, 2009 and 2008 have been adjusted for the 137,499,218 share issued to CTHC on March 3, 2009 (Note 4) for the acquisition of ACCA as if these shares were issued for all periods presented.*

8. Reserve

The appropriation to the discretionary surplus reserve fund for the year 2008 was approved in the annual general meeting held on June 5, 2009.

RMB103,967,000, representing 20% of the Company's net profit of year 2008, was transferred to the discretionary surplus reserve fund for the six months ended June 30, 2009.

9. Dividend Distribution

The equity holders in the annual general meeting of the Company held on June 5, 2009 approved the distribution of a final dividend of RMB206,850,000 and a special dividend of RMB156,000,000 in cash, aggregating to RMB362,850,000 (RMB0.186 per share) for Year 2008. The dividends are related to the undistributed profit generated before January 1, 2008. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2009.

10. Property, plant and equipment and lease prepayment for land use right, net

As descripted in Note 4, the building element of the Property is recognised as a property, plant and equipment amounting to RMB109,000,000, and the land element of the Property is recognised as lease prepayment for land use right amounting to RMB92,000,000.

For the six months ended June 30, 2009, the Group acquired property, plant and equipment amounting to approximately RMB135,463,000 in total.

11. Accounts Receivable, net

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2009	December 31, 2008
	Unaudited	*Audited*
	RMB'000	*RMB'000*
Within 6 months	**150,388**	130,562
Over 6 months but within 1 year	**34,857**	22,285
Over 1 year but within 2 years	**22,776**	15,952
Over 2 years but within 3 years	**1,661**	868
Over 3 years	**7,171**	7,384
Accounts receivable	**216,853**	177,051
Provision for impairment of receivables	**(28,095)**	(12,651)
Accounts receivable, net	**188,758**	164,400

12. Due from related parties, net

These balances are trade related, unsecured, interest free and generally repayable within six months.

The ageing analysis of the amount due from related parties is as follows:

	June 30, 2009	December 31, 2008
	Unaudited	*Audited*
	RMB'000	*RMB'000*
Within 6 months	**832,231**	791,559
Over 6 months but within 1 year	**233,567**	151,166
Over 1 year but within 2 years	**5,052**	1,996
Over 2 years but within 3 years	**7**	5,799
Over 3 years	**37**	8,904
Due from related parties	**1,070,894**	959,424
Provision for impairment of receivables	**—**	(14,665)
Due from related parties, net	**1,070,894**	944,759

13. Accounts payable and accrued liabilities

The ageing analysis of accounts payable is as follows:

	June 30, 2009	December 31, 2008
	Unaudited	*Audited*
	RMB'000	*RMB'000*
Within 6 months	**9,423**	20,882
Over 6 months but within 1 year	**12,516**	20,018
Over 1 year but within 2 years	**34,790**	41,845
Over 2 years but within 3 years	**4,616**	6,677
Over 3 years	**9,920**	10,124
Total accounts payable	**71,265**	99,546
Accrued liabilities and other liabilities	**739,983**	597,061
Total accounts payable and accrued liabilities	**811,248**	696,607

14. Cash generated from operations

	Unaudited	
	Six months ended June 30,	
	2009	2008
	RMB'000	*RMB'000*
Profit before taxation	**446,912**	391,591
Adjustments for:		
Depreciation and amortization	**169,951**	168,778
Loss on disposal of property, plant and equipment	**37**	95
Interest income	**(44,897)**	(47,897)
Provision for impairment of receivables	**(15,444)**	—
Share of results of associated companies	**(5,911)**	(6,907)
Exchange loss	**(654)**	4,218
Decrease/(increase) in current assets:		
Accounts receivable	**(8,914)**	(19,713)
Inventories	**4,954**	903
Prepayments and other current assets	**7,750**	188,502
Due from related parties and associated companies	**(130,036)**	(207,178)
Increase/(decrease) in current liabilities:		
Accounts payable and accrued liabilities	**176,927**	(91,894)
Deferred revenue	**(682)**	(291)
Due to related parties	**(117,018)**	32,944
Cash generated from operating activities	**482,975**	413,151

15. Commitments

(a) Capital Commitments

At the balance sheet date, the Group had the following capital commitments:

	June 30, 2009 *Unaudited* *RMB'000*	December 31, 2008 *Audited* *RMB'000*
Authorized and contracted for		
— Computer System	**34,486**	15,854
— Building	**—**	—
Authorized but not contracted for		
— Computer System	**299,023**	456,294
— Land use right and Building	**685,000**	685,000
Total	**1,018,509**	1,157,148

The above capital commitments primarily relate to the construction of new operating centre in Beijing, development and upgrade of the new generation aviation passenger service information system and other new businesses.

An amount of approximately RMB17,843,000 of capital commitments outstanding at June 30, 2009 was denominated in U.S. dollars.

(b) Operating lease commitments

At the balance sheet date, the Group had the following commitments under operating leases:

	June 30, 2009 *Unaudited* *RMB'000*	December 31, 2008 *Audited* *RMB'000*
Within one year	**35,695**	39,940
Over 1 year but within 5 years	**14,073**	10,877
Total	**49,768**	50,817

16. Segment Reporting

The Group conducts its business within one business segment — the business of providing aviation information technology and related services in the PRC. The Group's chief operating decision maker is the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment profitable report has been prepared by the Group for six months ended June 30, 2009 and 2008.

The Group operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC.

In the periods set out below, certain customers, accounted for greater than 10% of the Group's total revenues:

	Unaudited			
	Six months ended June 30,			
Main customers	**2009**	**%**	2008	%
	RMB'000		*RMB'000*	
Air China Limited	**146,781**	**12%**	145,543	13%
China Southern Airlines Company Limited	**197,910**	**17%**	190,059	17%
China Eastern Airlines Corporation Limited	**162,065**	**14%**	155,493	14%

MANAGEMENT DISCUSSION AND ANALYSIS

I. BUSINESS REVIEW FOR THE FIRST HALF OF 2009

The Group is the leading provider of information technology solutions for air transportation and travel industry in China. In the first half of 2009, various factors, such as the continuous deepening impact of the global economic crisis and the rapid spread of H1N1 influenza crippled external trade and the international travel and tourism market, thereby adversely affecting the performance of the Group's business dependent on international demand. An array of proactive fiscal policies and loosened monetary policies aiming at promoting steady economic growth were introduced in China, which quickened its economic recovery in a way that outpaced others around the world, thereby further facilitating a faster development of the Group's business dependent on domestic demand. In view of this, the Group embarked in the first half of 2009 on actively seizing market opportunities in line with its development strategies, improving products and services and fostering innovative systems and the restructuring of workflows. Hence, in various aspects such as safe production, business development and internal management, remarkable progress had been made and financial performance was satisfactory.

In the first half of 2009, the Group's electronic travel distribution (ETD) system processed approximately 115.4 million flight bookings on domestic and overseas commercial airlines, representing an increase of approximately 13.0% over the same period in 2008. Among which, the processed flight bookings on commercial airlines in China increased by approximately 14.1%, while those on foreign and regional commercial airlines decreased by approximately 13.2%.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

I. BUSINESS REVIEW FOR THE FIRST HALF OF 2009 *(Continued)*

In the first half of 2009, apart from using the Group's information technology products and services along the value chain of the air transportation, ranging from bookings, ticketing, check-in, boarding and load planning, accounting, settlement and clearing to value-added services for travelers in China, major commercial airlines in China also started rendering services to travelers by using the APP front system of the Company at 82 overseas or regional airports. Passenger departures processed amounted to approximately 5.8 million, representing up to 78.5% of the number of inbound passengers of commercial airlines in China. The number of foreign and regional commercial airlines with direct links to the Company's Computer Reservation System (CRS) increased to 79, with the direct-sale percentage up to as high as 99.0%. The number of foreign and regional commercial airlines using the Company's APP system service, multi-host connecting program service and the self-developed Angel Cute platform connecting service also increased to 44, with approximately 1.3 million of passenger departures processed in 39 airports.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

I. BUSINESS REVIEW FOR THE FIRST HALF OF 2009 *(Continued)*

In the first half of 2009, the Company further optimized and promoted product lines like seat management, distribution business solutions and fare solutions for commercial airlines whilst moving forward to expand the market scale and share in aviation information technology services and its extended services. In order to bolster the development of direct sales business of commercial airlines, subsequent to the fulfillment of the goal of paperless BSP tickets in China in 2008, the Company designed, researched and developed an e-commerce supporting platform for commercial airlines namely E-build, a brand-new product comprising modules such as calendar search, up-to-date international fare levels and travelers' online value-added services, which had been widely used on websites of commercial airlines. The Company also established overseas websites for China Eastern Airlines Corporation Limited in Hong Kong and other places. It also actively promoted and took part in the task of "simplifying the business" kick-started by the Chinese government and IATA whilst formulating and promoting the application for the standard of two-dimensional (2D) Bar Coded Boarding Passes (BCBP) in the industry. Moreover, it helped major commercial airlines in China launch online self-help check-in services in 27 domestic, foreign and regional airports such as Beijing Capital Airport. Having consolidated existing resources and strengths of its ETD, APP and open platforms, the handy travelling products (E-trip) designed and developed by the Company had commenced production in Shenzhen Airlines Company Limited. Integrating its technology expertise on internet and mainframe booking, the Company's self-developed auxiliary supporting system for inventory revenue (Newsky) and service system for travelers (SkyPassenger) have been applied by certain commercial airlines in China to assist in distribution control, sales and services with precise positioning. The Company also provided fare solutions to all commercial airlines in China and some foreign and regional commercial airlines, with the utilization ratio of the auto-computation of domestic private fare and fare display surpassing 96.0%. The newly introduced international fare computation service had commenced in 7 commercial airlines in China.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

I. BUSINESS REVIEW FOR THE FIRST HALF OF 2009 *(Continued)*

With the airport renovation and expansion proposed under the government's RMB4 trillion infrastructure construction projects, the Group seized the opportunity by actively submitting tenders for the setup of airport information systems in the first half of 2009. It amounted to a total revenue of RMB63.9 million arising from agreements in relation to the setup of systems such as APP front and security inspection products. Its self-developed multi-channel check-in service product made travelling easier, while Common Use Self Service (CUSS) system had already been used in 45 major domestic airports processing up to 5.1 million of passenger departures. The check-in mobile products also has commenced operation in Beijing Capital Airport. Airports such as Dalian Zhoushuizi Airport used the transit passenger information service system developed by the Company, which had improved its ground service for travelers. Airports such as those in Xian and Hangzhou used the airport data service system developed by the Company to provide support to the decision-making process in airports. The Company further promoted the Aviation Passenger Security Information System (APSIS) to government departments and airports and the application of which made remarkable success.

In the first half of 2009, the Group continued to strengthen the setup of the product line in the distribution information technology service. On top of its ongoing effort to upgrade the level of direct links with foreign and regional commercial airlines and achieve e-ticketing functions, the Group spared no effort in developing the travel agency mobile distribution platform and the payment vehicle for BSP booking, perfecting its products such as TravelWeb front-end business system, IBE and E-data whist rolling out new products such as short message service platform, one-stop commercial system and BlueSky. As such, it greatly improved operational efficiency and management service level of travel service distributors and increased revenue from various avenues for the Company.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

I. BUSINESS REVIEW FOR THE FIRST HALF OF 2009 *(Continued)*

In the first half of 2009, by perfecting information technology solutions for the hotel distribution system and insurance products distribution, reinforcing its collaboration with travel product providers, travel service distributors, hotels' GDS and insurance brokerage institutions, three product segments have been gradually taking shape, namely direct links with hotels, exchange platform and distribution channels. In addition, the travel product distribution service had been further expanded and approximately 315.4 thousand hotels' room-nights were successfully distributed, representing an increase of 88.5% as compared with the same period in 2008.

In the first half of 2009, the Group proactively worked on the system upgrade, product development and marketing promotions in respect of air freight logistics information technology, with approximately 3.7 million airway bills processed. While the Company upgraded the freight system already used by users such as the Xiamen Airport, new freight logistics information technology system is used at the Guangzhou Baiyun International Airport with a view to accommodating needs of neutral cargo terminals which require multi-tasking management, upstream-downstream cooperation and meticulous business management. The customs platform for freight information developed by the Group had been used by airports such as the Hangzhou Xiao Shan Airport, enabling users to meet the requirement of the new customs manifests system in a simple and convenient manner.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

I. BUSINESS REVIEW FOR THE FIRST HALF OF 2009 *(Continued)*

As set out in the 2008 annual report of the Company, the acquisition of the entire registered capital of the Accounting Center of China Aviation Limited Company ("ACCA") by the Company was completed on 3 March, 2009. ACCA is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation corporations. As the downstream businesses of the Company's principal activities in air travel distribution and sales, the above businesses strengthened the Company's information technology business in the air transportation and travel industry. Apart from being the second largest service provider of IATA BSP Data Processing ("BSP DP") in the world, ACCA is also the largest provider of outsourced services and system products in revenue settlement and clearing in the air transportation industry in China. Its major customers include domestic passenger and cargo airlines, overseas and regional commercial airlines, domestic airports, government organizations and IATA.

During the first half of 2009, there were approximately 162.5 million transactions and approximately 62.5 million BSP bills processed with respect to the system service business of ACCA, while settlement and clearing of passenger and cargo revenues as well as international settlement fees amounted to US$1.4 billion. Apart from continuing to upgrade the international passengers settlement system and consolidate the existing businesses in the first half of 2009, ACCA successfully transferred business operations of 11 foreign and regional commercial airlines settled by Beijing Capital Airport and part of the businesses settled by airports such as Harbin Airport, Changchun Airport and Changsha Airport to its system platform. Furthermore, ACCA made preparations for the staff, workflows and technologies associated with BSP transfer projects in stages pursuant to the requirements set out in the agreement signed with IATA. It ensured the takeover of backup, development and maintenance tasks of 42 BSP data processing services and application systems by March 2010.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

I. BUSINESS REVIEW FOR THE FIRST HALF OF 2009 *(Continued)*

During the first half of 2009, pursuant to its mission of maintaining continuous safety, the Group further increased investment in fundamental facilities, stepped up technological renovation, expanded resources capacity of open platforms, optimized resources allocation of mainframe systems and developed and applied such open technology as OPEN AV. In addition, the Group further enhanced the safe operation reliability and emergency handling capability of its systems by strengthening the safety control of production, perfecting the operational workflows, conducting security audit and perfecting emergency mechanism.

In the first half of 2009, by making full use of technologies, business and management instruments and via various measures such as integrating existing resources in research and development and data centers, controlling utilization of mainframe resources, sorting out system resources such as PID and IBE, renovating the machine rooms for energy-saving and consumption reduction purpose as well as securing the outsourcing contract of the data center of China Galaxy Securities Company Limited, the Group enhanced the utilization efficiency of resources, realized cost-saving operation and increased revenues from various channels.

In the first half of 2009, the utilization ratios of the Group's ICS, CRS, APP and settlement and clearing mainframe systems were around 99.9%, 99.9%, 99.9% and 99.8% respectively.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

II. FINANCIAL CONDITIONS AND OPERATIONAL PERFORMANCE FOR THE FIRST HALF OF 2009

Summary

The management's discussion and analysis on the consolidated financial conditions and operational performance (please refer to Note 4 to the Unaudited Condensed Consolidated Financial Statements) are as follows:

For the first half of 2009, the Group achieved a profit before tax of RMB446.9 million, representing an increase of 14.1% compared to the first half of 2008. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB572.0 million, representing an increase of 11.6%, compared to the first half of 2008. Profit attributable to equity holders of the Company was RMB364.1 million, representing an increase of 15.0% compared to the first half of 2008. The increase in earnings of the Group was mainly attributable to the strict control of operating cost amid a growth in revenue.

The revenue and results of the operation of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.19 for the first half of 2009.

Total revenue

The total revenue of the Group in the first half of 2009 amounted to RMB1,191.6 million, representing an increase of RMB65.7 million, or 5.8%, from that of RMB1,125.9 million in the first half of 2008. Such increase was mainly attributable to the growth in the business volume of the Group. The increase in total revenue is reflected as follows:

- Aviation information technology ("AIT") service revenue represented 71.1% of the Group's total revenue in the first half of 2009, as compared to 70.7% in the first half of 2008. AIT service revenue increased by 6.5% to RMB847.4 million in the first half of 2009 from RMB795.6 million in the first half of 2008. The increase of revenue resulted primarily from the growth in the number of air travelers.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

II. FINANCIAL CONDITIONS AND OPERATIONAL PERFORMANCE FOR THE FIRST HALF OF 2009 *(Continued)*

Total revenue *(Continued)*

- Accounting, settlement and clearing services revenue accounted for 10.3% of the Group's total revenue in the first half of 2009, as compared to 11.8% for the first half of 2008. Accounting, settlement and clearing services revenue decreased by 7.7% to RMB122.9 million in the first half of 2009 from RMB133.2 million for the first half of 2008. The decrease of revenue resulted primarily from the decrease in business volume of international accounting, settlement and clearing services.

- Data network revenue and other revenue accounted for 18.6% of the Group's total revenue in the first half of 2009, as compared to 17.5% for the first half of 2008. Data network revenue and other revenue increased by 12.2% to RMB221.3 million in the first half of 2009 from RMB197.1 million for the first half of 2008. The increase of revenue resulted primarily from the increase in the revenue from data network services.

Operating expenses

Total operating expenses increased by RMB12.9 million, or 1.6% from RMB784.4 million in the first half of 2008 to RMB797.3 million in the first half of 2009. The changes in operating expenses are reflected as follows:

- Network usage fees increased by 14.8%, mainly due to the expansion of international and domestic transmission line capacity resulted from the increase in the business volume;

- Commission and promotion expenses decreased by 11.2%, mainly due to the reduction of expenditure in commission resulted from the Company's adjustment to the commission policy of APP system and its promotions of APP system products;

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

II. FINANCIAL CONDITIONS AND OPERATIONAL PERFORMANCE FOR THE FIRST HALF OF 2009 *(Continued)*

Operating expenses *(Continued)*

- Operating lease payments decreased by 16.9%, mainly due to no further payment of rentals for the property located in Dongxng Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") after the completion of property acquisition by the Company as set out in the announcement dated May 26, 2008 and the circular dated June 16, 2008;
- Personnel expenses increased by 8.4%, primarily due to an increase in the number of employees in order to support the development of the Group's businesses.

Enterprise income tax

For details, please see Note 6 to the Unaudited Condensed Consolidated Financial Statements.

Profit attributable to equity holders of the Company

As a result of the above factors, the profit attributable to equity holders of the Group increased by RMB47.5 million or 15.0% to RMB364.1 million in the first half of 2009 from RMB316.6 million in the first half of 2008.

Liquidity and capital structure

The Group's working capital for the first half of 2009 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB379.3 million.

During the first half of 2009, the Group had no short-term or long-term bank loan. Nor did it use any financial instruments for hedging purposes.

As at June 30, 2009, cash and cash equivalents of the Group amounted to RMB1,941.8 million, of which 98.9%, 0.8% and 0.3% were denominated in Renminbi, US dollars and Hong Kong dollars respectively.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

II. FINANCIAL CONDITIONS AND OPERATIONAL PERFORMANCE FOR THE FIRST HALF OF 2009 *(Continued)*

Charge on assets

As at June 30, 2009, the Group had no charge on its assets.

Capital Expenditure

The total capital expenditure of the Group totaled RMB331.1 million in the first half of 2009, representing an increase of RMB228.4 million, as compared to that of RMB102.7 million in the first half of 2008. The capital expenditure of the Group in the first half of 2009 consisted principally of the purchase of hardware, software and equipment pursuant to the Group's business strategy.

The Board estimates that the Group's planned capital expenditure for year 2009 will amount to approximately RMB1,141.3 million, which is mainly for construction of new operating centre in Beijing and development and gradual implementation of the new generation aviation passenger service system and other new businesses. The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in year 2009 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange risks

The Group's foreign exchange risk arises from commercial transactions and foreign currency denominated assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing ratio

As at June 30, 2009, the gearing ratio of the Group was 16.2% (December 31, 2008: 12.1%), which was computed by dividing the total liabilities (no interest-bearing debts) by the total assets of the Group as at June 30, 2009.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

II. FINANCIAL CONDITIONS AND OPERATIONAL PERFORMANCE FOR THE FIRST HALF OF 2009 *(Continued)*

Contingent liabilities

As at June 30, 2009, the Group had no material contingent liabilities.

Employees

As at June 30, 2009, the total number of employees of the Group was 3,953. Personnel expenses amounted to RMB197.4 million for the first half of 2009, representing 24.8% of the total operating expenses of the Group for the first half of 2009.

The remuneration of the Group's employees (including Executive Directors and Staff Representative Supervisors) includes salaries, bonuses, social security contribution and other welfare benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant laws and regulations in the PRC. The Group continued to provide its employees with learning opportunities to acquire skills in areas such as the aviation and travel industry, computer information technologies and business administration, and provide training on the latest development in areas such as computer information technologies, laws and economics.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors receive remuneration from the Company, which is determined by reference to the prevailing market price, and any reasonable expenses incurred by the Independent Non-executive Directors during their service period will be borne by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS *(CONTINUED)*

III. PROSPECTS FOR THE SECOND HALF OF 2009

As the adverse impacts of global financial crisis and H1N1 influenza on the air transportation and travel market are projected to remain in the second half of 2009, the international air transportation industry will still suffer from a persistent weakness in demand. However, thanks to the countermeasures adopted by the PRC government and the turnaround of macro-economic situation, domestic aviation demand is expected to maintain its rapid growth momentum. In adherence to its existing development strategies, the Group will continue to put emphasis on key tasks planned in the beginning of the year: the safety fundamentals will be further reinforced for the unification of continuous safety and science development; attending to the development trend of the industry, market and customers, and focusing on the aviation and travel industry, the Group will extend its existing businesses vertically, horizontally and geographically along the passenger service value chain, proactively exploring domestic and overseas markets; on top of strengthening its existing businesses, the Group intends to break a new ground by nursing the emerging businesses such as hotel distribution, air freight logistics information technology service and the third party data center outsourcing service; through the acquisition of accounting, settlement and clearing business, the Group aims to achieve the resources integration and sharing in business/products, research and development, operation and maintenance, thereby enjoying the synergy effect; the Group will also actively work on the establishment of key projects such as the new generation aviation passenger service information system, the new operating centre in Beijing and public information service center, which are vital to the long-term development of the Group; regional technology service and market development capacity will be enhanced by adjusting and optimizing the Group's overall allocation of resources; at the same time, the Group will carry out cost management and improve the internal management system and process for higher operation efficiency; to enhance the vitality, the Group will proactively attract and recruit talents, launch more aggressive reforms in personnel management, labor and income allocation systems, explore equity incentive plan and other incentive and restraint schemes.

INTERIM DIVIDEND

The Board recommends the Company not to pay an interim dividend for the first half of 2009.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at June 30, 2009 was 1,950,806,393 shares, with a par value of RMB1 each. As at June 30, 2009, the share capital structure of the Company was as follows:

Class of shares	Number of shares	Percentage to the total number of shares in issue (%)
Domestic Shares	1,329,098,393	68.13
H Shares	621,708,000	31.87
Total	1,950,806,393	100

SUBSTANTIAL SHAREHOLDERS

As at June 30, 2009, the interests and short positions of any persons (other than Directors, Supervisors or chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance") are set out as follows:

Name of shareholder	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of the total share capital *(Note 2)*
Platinum Investment Management Limited	25,913,952 H shares of RMB1 each (L)	Investment manager	4.17%	1.33%
	63,247,900 H shares of RMB1 each (L)	Trustee (other than a bare trustee)	10.17%	3.24%
GMT Capital Corp.	57,104,000 H shares of RMB1 each (L) *(Note 3)*	Beneficial owner	9.19%	2.93%

SUBSTANTIAL SHAREHOLDERS *(CONTINUED)*

Name of shareholder	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of the total share capital *(Note 2)*
Platinum International Fund	51,964,900 H shares of RMB1 each (L)	Beneficial owner	8.36%	2.66%
JPMorgan Chase & Co	37,488,000 H shares of RMB1 each (L) *(Note 4)*	Custodian-corporation/ approved lending agent	6.03%	1.92%
	37,488,000 H shares of RMB1 each (P)		6.03%	1.92%
The Bank of New York Mellon Corporation	32,630,100 H shares of RMB1 each (L) *(Note 5)*	Interest of controlled corporation	5.25%	1.67%
	15,696,100 H shares of RMB1 each (P)		2.52%	0.80%
Templeton Asset Management Ltd.	31,240,000 H shares of RMB1 each (L)	Investment manager	5.02%	1.60%
China TravelSky Holding Company	571,484,393 domestic shares of RMB1 each (L)	Beneficial owner	43.00%	29.29%
China Southern Air Holding Company	232,921,000 domestic shares of RMB1 each (L)	Beneficial owner	17.52%	11.94%
	43,849,000 domestic shares of RMB1 each (L) *(Note 6)*	Interest of controlled corporation	3.30%	2.25%

SUBSTANTIAL SHAREHOLDERS *(CONTINUED)*

Name of shareholder	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of the total share capital *(Note 2)*
China Eastern Air Holding Company ("Eastern Holding")	218,829,000 domestic shares of RMB1 each (L)	Beneficial owner	16.46%	11.22%
	5,317,000 domestic shares of RMB1 each (L) *(Note 7)*	Interest of controlled corporation	0.40%	0.27%
	2,600,000 domestic shares of RMB1 each (L) *(Note 8)*	Interest of controlled corporation	0.20%	0.13%
China National Aviation Holding Company	178,867,000 domestic shares of RMB1 each (L)	Beneficial owner	13.46%	9.17%
	8,697,000 domestic shares of RMB1 each (L) *(Note 9)*	Interest of controlled corporation	0.65%	0.45%

Notes:

(1) *(L) — Long position. (P) — Lending pool.*

(2) *The percentage of total share capital is based on 1,950,806,393 shares of the total issued share capital of the Company as at June 30, 2009.*

(3) *Based on the latest Corporate Substantial Shareholder Notice filed by GMT Capital Corp. on January 30, 2009, the 57,104,000 H shares in which GMT Capital Corp. was deemed to be interested were held through Bay II Resources Partners, LP, Bay Resources Partners, LP, Bay Offshore Resource Partners, Lyxor (which were 100% controlled by GMT Capital Corp.) and Thomas E. Claugus.*

SUBSTANTIAL SHAREHOLDERS *(CONTINUED)*

Notes: (Continued)

(4) *These shares were held by JPMorgan Chase Bank, N.A. which was 100% controlled by JPMorgan Chase & Co.. JPMorgan Chase & Co. was deemed to be interested in the shares held by JPMorgan Chase Bank, N.A. by virtue of the Ordinance.*

(5) *These shares are held by The Bank of New York Mellon which was 100% controlled by The Bank of New York Mellon Corporation. The Bank of New York Mellon Corporation was deemed to be interested in the shares held by The Bank of New York Mellon by virtue of the Ordinance.*

(6) *These shares were held by Xiamen Airlines Company Limited, a subsidiary of China Southern Air Holding Company. China Southern Air Holding Company was deemed to be interested in the shares held by Xiamen Airlines Company Limited by virtue of the Ordinance.*

(7) *These shares were held by China Eastern Airlines Corporation Limited, a subsidiary of Eastern Holding. Eastern Holding was deemed to be interested in the shares held by China Eastern Airlines Corporation Limited by virtue of the Ordinance.*

(8) *These shares were held by China Eastern Airlines Wuhan Limited, a subsidiary of Eastern Holding. Eastern Holding was deemed to be interested in the shares held by China Eastern Airlines Wuhan Limited by virtue of the Ordinance.*

(9) *These shares were held by Shandong Airlines Company Limited, a controlled corporation of China National Aviation Holding Company. China National Aviation Holding Company was deemed to be interested in the shares held by Shandong Airlines Company Limited by virtue of the Ordinance.*

(10) *Based on the latest Corporate Substantial Shareholder Notice filed by J.P. Morgan Fleming Asset Management Holdings Inc. ("J.P. Morgan Holdings") on April 7, 2003, J.P. Morgan Holdings was a substantial shareholder of the Company being interested in 22,199,000 H shares held by JF Asset Management Limited, which was 99.99% controlled by J.P. Morgan Fleming Asset Management (Asia) Inc., which was in turn 100% controlled by J.P. Morgan Holdings.*

(11) *For the latest disclosure of interests filings of the Company's substantial shareholders, please refer to the "Disclosure of Interests" section on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") (www.hkex.com.hk).*

Save as the above, as at June 30, 2009, no persons (other than Directors, Supervisors or chief executives of the Company) had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the Ordinance.

INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ANY OTHER ASSOCIATED CORPORATIONS

As at June 30, 2009, the interests and short positions of Directors, Supervisors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Ordinance) as recorded in the register required to be kept under Section 352 of the Ordinance, or as otherwise notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") are set out as follows:

Name of Director	**Number and class of shares** *(Note 1)*	**Capacity**	**Approximate percentage of respective class of share capital**	**Approximate percentage to the total share capital** *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

(1) (L) — Long position

(2) The percentage to the total share capital is calculated based on the total number of 1,950,806,393 shares in issue of the Company as at June 30, 2009.

(3) For the latest disclosure of interests filings of the Company's Directors, Supervisors and chief executives, please refer to the "Disclosure of Interests" section on the website of HKEx (www.hkex.com.hk).

INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ANY OTHER ASSOCIATED CORPORATIONS *(CONTINUED)*

Save as the above, as at June 30, 2009, none of the Directors, Supervisors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Ordinance) as recorded in the register required to be kept under Section 352 of the Ordinance, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code. None of the Directors, Supervisors or chief executives of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporations (within the meaning of Part XV of the Ordinance) for the six months ended June 30, 2009.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2009, the Group did not have any trust deposits or irrecoverable overdue time deposits.

Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In the first half of 2009, the Company and any of its subsidiaries did not purchase, sell or redeem any of its securities.

AUDIT COMMITTEE

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2009, and has also discussed among themselves matters such as internal control, risk management and financial reporting.

CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance, making the information disclosure to all the market participants and regulatory authorities in a timely, accurate, complete, and reliable manner to enhance the transparency of the Company. The Company has adopted the code provisions as stipulated in the "Code on Corporate Governance Practices" (the "Code") in Appendix 14 to the Listing Rules as the Company's code of corporate governance practices.

Save as deviations from the code provisions D.1.1 and D.1.2, the Company has fully complied with the Code in the first half of 2009. The Company has set out respective duties of the Board and the General Manager in its articles of association. However, it has not formulated specific guidelines for other duties and authority delegated to the management, which is not in full compliance with the code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's current arrangement does not prejudice the interests of the Company. The Board is also considering to explicitly delegate duties to the management through the improvement of the Company's internal control system. Relevant details have been set out in the corporate governance report in the 2008 Annual Report of the Company.

For the six months ended June 30, 2009, the Company has adopted a code of conduct on terms no less exacting than the required standard set out in the Model Code. After making specific enquiries to all Directors, the Company confirms that all Directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code and the Company's code of conduct during the six months ended June 30, 2009.

By order of the Board
Xu Qiang
Chairman

August 28, 2009

BOARD OF DIRECTORS

Xu Qiang	Chairman, Executive Director (appointed on May 20, 2008)
Cui Zhixiong	Executive Director (appointed on October 17, 2008)
Xiao Yinhong	Executive Director, General Manager (appointed on October 17, 2008)
Wang Quanhua	Non-executive Director (appointed on January 9, 2007)
Luo Chaogeng	Non-executive Director (appointed on June 5, 2007)
Cao Guangfu	Non-executive Director (appointed on March 3, 2009)
Yick Wing Fat, Simon	Independent Non-executive Director (appointed on January 9, 2007)
Yuan Yaohui	Independent Non-executive Director (appointed on January 9, 2007)
Chua Keng Kim	Independent Non-executive Director (appointed on June 5, 2007)

DIRECTORS RESIGNED FOR LESS THAN 12 MONTHS:

Ding Weiping	Executive Director (appointed on January 9, 2007, resigned on October 17, 2008)
Song Jinxiang	Executive Director (appointed on January 9, 2007, resigned on October 17, 2008)
Zhu Xiaoxing	Executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Sun Yongtao	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Rong Gang	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Gong Guokui	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Liu Dejun	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Xia Yi	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)
Song Jian	Non-executive Director (appointed on January 9, 2007, resigned on March 3, 2009)

AUDIT COMMITTEE

Yick Wing Fat, Simon	Chief Member (Chairman) (appointed on January 9, 2007)
Yuan Yaohui	Member (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)

STRATEGIC COMMITTEE

Xu Qiang	Chief Member (Chairman) (appointed as a member on May 20, 2008, appointed as Chief Member on March 27, 2009)
Wang Quanhua	Member (appointed on January 9, 2007)
Luo Chaogeng	Member (appointed as a member on June 5, 2007, served as Chief Member during the period from June 5, 2007 to March 27, 2009)
Cao Guangfu	Member (appointed on March 27, 2009)
Cui Zhixiong	Member (appointed on March 27, 2009)
Xiao Yinhong	Member (appointed on March 27, 2009)

Resigned Members:

Ding Weiping	Member (appointed on January 9, 2007, resigned on October 17, 2008)
Rong Gang	Member (appointed on January 9, 2007, resigned on March 3, 2009)
Gong Guokui	Member (appointed on January 9, 2007, resigned on March 3, 2009)

REMUNERATION AND EVALUATION COMMITTEE

Yuan Yaohui	Chief Member (Chairman) (appointed on January 9, 2007)
Yick Wing Fat, Simon	Member (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)

Resigned Member:

Sun Yongtao	Member (appointed on January 9, 2007, resigned on March 3, 2009)

SUPERVISORY COMMITTEE

Li Xiaojun	Chairperson of Supervisory Committee, Staff Representative Supervisor (appointed on January 9, 2007 and March 3, 2009 respectively)
Du Hongying	Vice Chairperson of Supervisory Committee, Supervisor (appointed on January 9, 2007)
Yu Yanbing	Supervisor (appointed on January 9, 2007)
Gao Jingping	Staff Representative Supervisor (appointed on January 9, 2007)
Rao Geping	Independent Supervisor (appointed on January 9, 2007)

SUPERVISORS RESIGNED FOR LESS THAN 12 MONTHS:

Jing Gongbin	Supervisor (appointed on January 9, 2007, resigned on March 3, 2009)
Zhang Yakun	Supervisor (appointed on January 9, 2007, resigned on March 3, 2009)
Wang Xiaomin	Staff Representative Supervisor (appointed on January 9, 2007, resigned on March 3, 2009)
Zhang Xin	Staff Representative Supervisor (appointed on January 9, 2007, resigned on March 3, 2009)

COMPANY SECRETARY

Ding Weiping (appointed on January 13, 2001)

COMPANY'S WEBSITES

Website of consolidated information of the Company:

www.travelsky.net

Website established in accordance with Rule 2.07C(6)(a) of the Listing Rules:

http://travelsky.wsfg.hk

AUDITORS

International Auditors:

PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

REGISTERED ADDRESS AND CONTACT DETAILS

18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100190, PRC
Telephone: (8610) 8409 9655
Fascimile: (8610) 8409 9689

PLACE OF BUSINESS IN HONG KONG

Area L, 49/F A & 50/F
Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 0696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this interim report through the website of the Company at http://travelsky.wsfg.hk.

法定註冊地址和聯繫方式

中國北京海淀區
科學院南路2號
融科資訊中心C座南樓18-20層
郵編：100190
電話：(8610) 8409 9655
傳真：(8610) 8409 9689

香港營業地點

香港灣仔
港灣道一號
會議展覽廣場辦公大樓49樓A、50樓L區

上市地點

香港聯合交易所有限公司
股票代號：0696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(http://travelsky.wsfg.hk)取得本中期報告副本。

離任未滿12個月之監事：

敬公斌　　監事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
張亞坤　　監事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
王小敏　　職工代表監事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)
張　欣　　職工代表監事(於二零零七年一月九日獲委任，於二零零九年三月三日離任)

公司秘書

丁衛平(於二零零一年一月十三日獲委任)

公司網址

公司綜合信息網址：

www.travelsky.net

根據《上市規則》第2.07C(6)(a)條設立的網站：

http://travelsky.wsfg.hk

核數師

國際核數師：

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：

普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編：200021

戰略委員會

徐　強	主任委員(主席)(於二零零八年五月二十日獲委任為委員,於二零零九年三月二十七日獲委任主任委員)
王全華	委員(於二零零七年一月九日獲委任)
羅朝庚	委員(於二零零七年六月五日獲委任委員,於二零零七年六月五日至二零零九年三月二十七期間擔任主任委員)
曹光福	委員(於二零零九年三月二十七日獲委任)
崔志雄	委員(於二零零九年三月二十七日獲委任)
肖殷洪	委員(於二零零九年三月二十七日獲委任)

離任委員:

丁衛平	委員(於二零零七年一月九日獲委任,於二零零八年十月十七日離任)
榮　剛	委員(於二零零七年一月九日獲委任,於二零零九年三月三日離任)
宮國魁	委員(於二零零七年一月九日獲委任,於二零零九年三月三日離任)

薪酬與考核委員會

袁耀輝	主任委員(主席)(於二零零七年一月九日獲委任)
易永發	委員(於二零零七年一月九日獲委任)
蔡敬金	委員(於二零零七年六月五日獲委任)
王全華	委員(於二零零七年一月九日獲委任)

離任委員:

孫湧濤	委員(於二零零七年一月九日獲委任,於二零零九年三月三日離任)

監事會

李曉軍	監事會主席、職工代表監事(分別於二零零七年一月九日及二零零九年三月三日獲委任)
杜紅鷹	監事會副主席、監事(於二零零七年一月九日獲委任)
喻雙冰	監事(於二零零七年一月九日獲委任)
高京屏	職工代表監事(於二零零七年一月九日獲委任)
饒戈平	獨立監事(於二零零七年一月九日獲委任)

董事會

徐　強	董事長、執行董事（於二零零八年五月二十日獲委任）
崔志雄	執行董事（於二零零八年十月十七日獲委任）
肖殷洪	執行董事、總經理（於二零零八年十月十七日獲委任）
王全華	非執行董事（於二零零七年一月九日獲委任）
羅朝庚	非執行董事（於二零零七年六月五日獲委任）
曹光福	非執行董事（於二零零九年三月三日獲委任）
易永發	獨立非執行董事（於二零零七年一月九日獲委任）
袁耀輝	獨立非執行董事（於二零零七年一月九日獲委任）
蔡敬金	獨立非執行董事（於二零零七年六月五日獲委任）

離任未滿12個月之董事：

丁衛平	執行董事（於二零零七年一月九日獲委任，於二零零八年十月十七日離任）
宋金箱	執行董事（於二零零七年一月九日獲委任，於二零零八年十月十七日離任）
朱曉星	執行董事（於二零零七年一月九日獲委任，於二零零九年三月三日離任）
孫湧濤	非執行董事（於二零零七年一月九日獲委任，於二零零九年三月三日離任）
榮　剛	非執行董事（於二零零七年一月九日獲委任，於二零零九年三月三日離任）
宮國魁	非執行董事（於二零零七年一月九日獲委任，於二零零九年三月三日離任）
劉德俊	非執行董事（於二零零七年一月九日獲委任，於二零零九年三月三日離任）
夏　毅	非執行董事（於二零零七年一月九日獲委任，於二零零九年三月三日離任）
宋　箭	非執行董事（於二零零七年一月九日獲委任，於二零零九年三月三日離任）

審核委員會

易永發	主任委員（主席）（於二零零七年一月九日獲委任）
袁耀輝	委員（於二零零七年一月九日獲委任）
蔡敬金	委員（於二零零七年六月五日獲委任）

企業管治

本公司致力建立和維持高水平的企業管治，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的訊息，努力提高公司的透明度。本公司已採納《上市規則》附錄十四《企業管治常規守則》中的守則條文(「守則條文」)，作為本公司的企業管治守則。

二零零九年上半年，除偏離了守則條文第D.1.1及D.1.2條外，本公司已完全遵守守則條文。公司章程已列出董事會和總經理各自的職權，但本公司未就其他轉授予管理層的職能及管理層的權力訂立具體指引，並未完全遵守守則條文第D.1.1及D.1.2條。董事會認為目前的安排並無損害公司利益。董事會亦考慮在本公司的內部監控系統完善過程中，明確授予管理層的職權。有關詳情已載於本公司《二零零八年年報》的企業管治報告內。

截至二零零九年六月三十日止六個月期間，本公司一直採納一套不低於《標準守則》所規定的標準的行為守則。在向所有董事作出特定查問後，本公司確認全體董事於截至二零零九年六月三十日止六個月期間完全遵從《標準守則》及其行為守則規定有關董事的證券交易的標準。

承董事會命
徐強
董事長

二零零九年八月二十八日

董事、監事及最高行政人員擁有的本公司及任何其他相聯法團的股份、相關股份及債券證中的權益及淡倉（續）

除上文所述外，於二零零九年六月三十日，根據《期貨條例》第352條須予備存的登記冊的紀錄，或根據《標準守則》向本公司及聯交所發出的通知，本公司概無任何董事、監事或最高行政人員於本公司或其相聯法團（定義見《期貨條例》第XV部）的股份、相關股份或債券證中擁有任何權益或淡倉。截至二零零九年六月三十日止六個月期間，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相聯法團（定義見《期貨條例》第XV部）的證券的權利。

委託存款及不可回收的逾期定期存款

於二零零九年六月三十日，本集團概無任何委託存款及不可收回的逾期定期存款。

本集團所有現金存款均存放於商業銀行，並符合適用的法律及法規。

購回、出售或贖回證券

二零零九年上半年，本公司及其附屬公司並無購回、出售或贖回其任何證券。

審核委員會

本公司審核委員會已與公司管理層一同討論並審閱了本集團截至二零零九年六月三十日止六個月的未經審計的中期業績，並就內部監控、風險管理及財務匯報等事宜進行了討論。

董事、監事及最高行政人員擁有的本公司及任何其他相聯法團的股份、相關股份及債券證中的權益及淡倉

於二零零九年六月三十日，根據《期貨條例》第352條須予備存的登記冊的紀錄，或根據《香港聯合交易所有限公司證券上市規則》(《上市規則》)附錄十所載的《上市發行人董事進行證券交易的標準守則》(《標準守則》)向本公司及聯交所發出的通知，本公司各董事、監事和最高行政人員於本公司或其任何相聯法團(定義見《期貨條例》第XV部份所指的相聯法團)的股份、相關股份及債券證中擁有的權益及淡倉載列如下：

董事姓名	股份數目及類別 *(附註1)*	身份	佔相應類別股本的概約比例	佔總股本的概約比例 *(附註2)*
蔡敬金	每股面值人民幣1元 417,000股H股(L)	配偶權益	0.07%	0.02%

附註：

(1) *(L) － 好倉*

(2) *佔總股本比例是以本公司於二零零九年六月三十日已發行總股份數為1,950,806,393股計算所得。*

(3) *有關本公司的董事、監事及最高行政人員新近的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)關於「披露權益」的部分。*

主要股東 *(續)*

附註：(續)

(4) *該等股份由100%受JPMorgan Chase & Co.所控制的公司(JPMorgan Chase Bank, N.A.)持有。根據《期貨條例》，JPMorgan Chase & Co.被視為在JPMorgan Chase Bank, N.A.持有的股份中擁有權益。*

(5) *該等股份由100%受The Bank of New York Mellon Corporation所控制的公司(The Bank of New York Mellon)持有。根據《期貨條例》，The Bank of New York Mellon Corporation被視為在The Bank of New York Mellon持有的股份中擁有權益。*

(6) *該等股份由中國南方航空集團公司的附屬公司(廈門航空有限公司)持有。根據《期貨條例》，中國南方航空集團公司被視為在廈門航空有限公司持有的股份中擁有權益。*

(7) *該等股份由東航集團附屬公司(中國東方航空股份有限公司)持有。根據《期貨條例》，東航集團被視為在中國東方航空股份有限公司持有的股份中擁有權益。*

(8) *該等股份由東航集團附屬公司(中國東方航空武漢有限責任公司)持有。根據《期貨條例》，東航集團被視為在中國東方航空武漢有限責任公司持有的股份中擁有權益。*

(9) *該等股份由中國航空集團公司所控制的公司(山東航空股份有限公司)持有。根據《期貨條例》，中國航空集團公司被視為在山東航空股份有限公司持有的股份中擁有權益。*

(10) *根據J.P. Morgan Fleming Asset Management Holdings Inc.(「J.P. Morgan Holdings」)最後於二零零三年四月七日申報的《法團大股東通知》，J.P. Morgan Holdings為本公司的大股東，透過其控制公司擁有22,199,000股H股的權益。該等股份乃由JF Asset Management Limited持有，該公司是99.99%受J.P. Morgan Fleming Asset Management (Asia) Inc.所控制，而J.P. Morgan Fleming Asset Management (Asia) Inc.是100%受J.P. Morgan Holdings所控制。*

(11) *有關本公司主要股東新近的披露權益申報，請參閱香港交易及結算所有限公司(「香港交易所」)網站(www.hkex.com.hk)關於「披露權益」的部分。*

除上文所述外，於二零零九年六月三十日，根據《期貨條例》336條規定而備存的登記冊的紀錄，概無任何人(本公司董事、監事或最高行政人員除外)在本公司的股份或相關股份中擁有任何權益或淡倉。

主要股東（續）

股東姓名	股份數目及類別（附註1）	身份	佔相應類別股本的概約比例	佔總股本的概約比例（附註2）
中國東方航空集團公司（「東航集團」）	每股面值人民幣1元的218,829,000股內資股(L)	實益擁有人	16.46%	11.22%
	每股面值人民幣1元的5,317,000股內資股(L)（附註7）	所控制公司權益	0.40%	0.27%
	每股面值人民幣1元的2,600,000股內資股(L)（附註8）	所控制公司權益	0.20%	0.13%
中國航空集團公司	每股面值人民幣1元的178,867,000股內資股(L)	實益擁有人	13.46%	9.17%
	每股面值人民幣1元的8,697,000股內資股(L)（附註9）	所控制公司權益	0.65%	0.45%

附註：

(1) (L) － 好倉。(P) － 可供借出的股份。

(2) 佔總股本的比例乃根據本公司於二零零九年六月三十日的1,950,806,393股已發行股份總數計算。

(3) 根據GMT Capital Corp.最新於二零零九年一月三十日申報的《法團大股東通知》，GMT Capital Corp.被視為持有的57,104,000股H股，該等股份乃透過Bay II Resources Partners, LP、Bay Resources Partners, LP、Bay Offshore Resource Partners、Lyxor（該等公司是100%受GMT Capital Corp.所控制）及Thomas E. Claugus。

主要股東（續）

股東姓名	股份數目及類別 (附註1)	身份	佔相應類別股本的概約比例	佔總股本的概約比例 (附註2)
Platinum International Fund	每股面值人民幣1元的51,964,900股H股(L)	實益擁有人	8.36%	2.66%
JPMorgan Chase & Co	每股面值人民幣1元的37,488,000股H股(L) (附註4)	保管人－法團／核准借出代理人	6.03%	1.92%
	每股面值人民幣1元的37,488,000股H股(P)		6.03%	1.92%
The Bank of New York Mellon Corporation	每股面值人民幣1元的32,630,100股H股(L) (附註5)	所控制公司權益	5.25%	1.67%
	每股面值人民幣1元的15,696,100股H股(P)		2.52%	0.80%
Templeton Asset Management Ltd.	每股面值人民幣1元的31,240,000股H股(L)	投資經理	5.02%	1.60%
中國民航信息集團公司	每股面值人民幣1元的571,484,393股內資股(L)	實益擁有人	43.00%	29.29%
中國南方航空集團公司	每股面值人民幣1元的232,921,000股內資股(L)	實益擁有人	17.52%	11.94%
	每股面值人民幣1元的43,849,000股內資股(L) (附註6)	所控制公司權益	3.30%	2.25%

股本結構

本公司之已發行股本，於二零零九年六月三十日為1,950,806,393股，每股面值人民幣1元。於二零零九年六月三十日，本公司股本結構如下：

股份類別	股份數	佔已發行股份總數的百分比 (%)
內資股	1,329,098,393	68.13
H股	621,708,000	31.87
合計	1,950,806,393	100

主要股東

於二零零九年六月三十日，根據《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條規定而備存的登記冊的紀錄，任何人士(本公司董事、監事或最高行政人員除外)在本公司的股份及相關股份中擁有的權益及淡倉載列如下：

股東姓名	股份數目及類別 *(附註1)*	身份	佔相應類別股本的概約比例	佔總股本的概約比例 *(附註2)*
Platinum Investment Management Limited	每股面值人民幣1元的25,913,952股H股(L)	投資經理	4.17%	1.33%
	每股面值人民幣1元的63,247,900股H股(L)	受託人 (被動受託人除外)	10.17%	3.24%
GMT Capital Corp.	每股面值人民幣1元的57,104,000股H股(L) *(附註3)*	實益擁有人	9.19%	2.93%

管理層討論及分析(續)

III. 二零零九年下半年展望

二零零九年下半年，預計全球經濟危機和H1N1流感對航空旅遊市場的負面影響仍將持續，國際航空運輸需求仍將處於低迷；但中國政府的應對措施已初見成效，在宏觀經濟形勢企穩回升的支撐下，預期國內航空需求將繼續保持較快的增長勢頭。為此，本集團將根據既定的發展戰略，按照年初的部署，繼續推進重點工作：進一步務實安全生產基礎，實現持續安全與科學發展的統一；關注行業、市場和客戶的發展趨勢，以航空旅遊產業為核心，圍繞旅客服務價值鏈，對已有業務進行垂直、水平及地域延伸，積極拓展國內國際市場，在做強已有業務的同時，重點突破，精心培育酒店分銷、航空貨運物流信息服務、第三方數據中心外包服務等新興業務；以收購結算、清算業務為契機，實現業務／產品、研發、運行維護資源的整合與共享，發揮協同效應；積極推進新一代航空旅客服務信息系統、北京新運營中心和公共信息服務中心等關係到本集團長遠發展的重點項目建設；調整和優化本集團整體資源布局，提升區域技術服務和市場開拓能力；開展成本管理，完善企業內部管理制度和流程，切實提高運營效率；積極吸納和引進優秀人才，繼續深化幹部人事、勞動用工和收入分配三項制度改革，探索包括股權激勵在內的激勵約束機制的新途徑，增強企業活力。

中期股息

董事會建議本公司二零零九年上半年不派發中期股息。

管理層討論及分析(續)

II. 二零零九年上半年財務狀況和經營表現(續)

或有負債

於二零零九年六月三十日，本集團並無重大或有負債。

員工

於二零零九年六月三十日，本集團的員工總數為3,953名。二零零九年上半年的人工成本為人民幣197.4百萬元，佔本集團二零零九年上半年總營業成本的24.8%。

本集團員工(包括執行董事及職工代表監事)的薪酬包括工資、獎金、社會保險及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工(包括執行董事及職工代表監事)的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準；並持續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、法律和經濟領域最新發展的培訓。

目前，並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理支出將由本公司承擔。獨立非執行董事按現行市價收取本公司薪酬，其於任期內產生任何合理支出將由本公司承擔。

管理層討論及分析(續)

II. 二零零九年上半年財務狀況和經營表現(續)

資產抵押

於二零零九年六月三十日，本集團並無任何資產抵押。

資本開支

本集團二零零九年上半年的總資本開支為人民幣331.1百萬元，較二零零八年上半年的人民幣102.7百萬元，增加了人民幣228.4百萬元。本集團二零零九年上半年的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件及設備。

董事會預計本集團二零零九年全年所需的計劃總資本開支約為人民幣1,141.3百萬元，主要用於建設北京新運營中心、開發及逐步推行新一代航空旅客服務系統及其他新業務。資本開支計劃的資金來源將包括本公司運營活動產生的內部現金流量。董事會預計二零零九年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

外匯風險

本集團的外匯風險來自商業交易和以外幣計價的資產和負債。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零九年六月三十日，本集團之資產負債比率為16.2%(二零零八年十二月三十一日：12.1%)，該比率是通過將本集團於二零零九年六月三十日的總負債(無付息債務)除以總資產而得出。

管理層討論及分析(續)

II. 二零零九年上半年財務狀況和經營表現(續)

營業成本(續)

- 經營租賃支出減少了16.9%,主要是由於本公司完成如二零零八年五月二十六日公告及二零零八年六月十六日通函所述之物業收購後,不再支付有關位於中華人民共和國(「中國」)北京朝陽區東興里的物業的租金所致;
- 人工成本增加了8.4%,主要是由於為支持本集團業務發展而增加了員工數量所致。

企業所得稅

詳見未經審計的簡明綜合財務報表附註6。

本公司權益持有人之應佔盈利

由於上述因素,本集團公司權益持有人之應佔盈利由二零零八年上半年的人民幣316.6百萬元增加至二零零九年上半年的人民幣364.1百萬元,增加了人民幣47.5百萬元或15.0%。

變現能力與資本結構

本集團二零零九年上半年的營運資金主要來自經營活動。來自經營活動現金流入淨額為人民幣379.3百萬元。

二零零九年上半年本集團沒有任何短期和長期銀行貸款,本集團也沒有使用任何用於對沖目的的金融工具。

於二零零九年六月三十日,本集團的現金及現金等價物為人民幣1,941.8百萬元,其中分別98.9%、0.8%及0.3%以人民幣、美元及港幣計價。

管理層討論及分析(續)

II. 二零零九年上半年財務狀況和經營表現(續)

總收入(續)

- 結算及清算收入佔本集團二零零九年上半年總收入的10.3%，二零零八年上半年為11.8%。結算及清算收入由二零零八年上半年的人民幣133.2百萬元減少至二零零九年上半年的人民幣122.9百萬元，減少了7.7%，主要由於國際結算清算業務量減少所致。

- 數據網絡及其他收入佔本集團二零零九年上半年總收入的18.6%，二零零八年上半年為17.5%。數據網絡及其他收入由二零零八年上半年的人民幣197.1百萬元增加至二零零九年上半年的人民幣221.3百萬元，增加了12.2%，主要由於數據網絡收入增加所致。

營業成本

二零零九年上半年總營業成本為人民幣797.3百萬元，較二零零八年上半年的人民幣784.4百萬元，增加了人民幣12.9百萬元或1.6%。營業成本變動亦反映在以下各項中：

- 網絡使用費增加了14.8%，主要是由於隨著業務量的增長，國際國內綫路容量擴充所致；

- 佣金及推廣費用減少了11.2%，主要是由於本公司調整APP系統佣金政策、推廣APP系統產品，減少佣金支出所致；

管理層討論及分析(續)

II. 二零零九年上半年財務狀況和經營表現

概述

管理層對合併後(如未經審計的簡明綜合財務報表附註4所述)的財務狀況和經營表現的討論及分析如下:

二零零九年上半年,本集團稅前利潤人民幣446.9百萬元,較二零零八年上半年增加了14.1%。折舊、攤銷、息稅前盈餘(EBITDA)人民幣572.0百萬元,較二零零八年上半年增加了11.6%。本公司權益持有人應得利潤人民幣364.1百萬元,較二零零八年上半年增加了15.0%。本集團盈利增加,主要是由於在收入增加的同時,嚴格控制營業成本所致。

本集團的收入及經營業績主要來自本集團在中國的營運。本集團二零零九年上半年每股盈利人民幣0.19元。

總收入

本集團二零零九年上半年總收入為人民幣1,191.6百萬元,較二零零八年上半年總收入人民幣1,125.9百萬元,增加了人民幣65.7百萬元或5.8%,總收入的增加主要是由於本集團業務量增長所致。總收入的增加反映在下列各項中:

- 航空信息技術服務收入佔本集團二零零九年上半年總收入的71.1%;二零零八年上半年為70.7%。航空信息技術服務收入由二零零八年上半年的人民幣795.6百萬元增加至二零零九年上半年的人民幣847.4百萬元,增加了6.5%。該項增加主要是由於航空旅客量增長所致。

管理層討論及分析（續）

I. 二零零九年上半年業務回顧（續）

二零零九年上半年，本集團秉承持續安全的理念，進一步加大基礎設施投入和技術改造力度，擴容開放系統資源，優化主機系統資源配置，開發應用OPEN AV等開放技術；進一步加強安全生產管理，優化操作流程，開展安全審計，完善應急機制，從而提升系統安全運行的可靠和抗干擾能力。

二零零九年上半年，本集團綜合運用技術、商務、管理手段，通過整合現有研發、數據中心資源、控制主機資源使用、梳理PID、IBE等系統資源、對機房進行節能降耗改造、成功簽約中國銀河證券股份有限公司數據中心外包項目等多種途徑，在提高資源使用效率、實現低成本運營的同時，多渠道地增加了收入。

二零零九年上半年，本集團ICS、CRS、APP和結算清算主機系統的可利用率分別約為99.9%、99.9%、99.9%和99.8%。

管理層討論及分析(續)

I. 二零零九年上半年業務回顧(續)

如本公司二零零八年年報所載列，本公司對中國航空結算有限責任公司(「結算公司」)全部註冊資本的收購已於二零零九年三月三日完成。結算公司的主營業務是向商營航空公司及其他航空企業提供結算及清算服務和信息系統開發及支持服務，作為本公司主營的航空旅遊分銷及銷售業務的下游業務，有力加強了本公司在航空運輸旅遊業信息技術的產業鏈。結算公司不僅是全球第二大IATA BSP數據處理(「BSP數據處理」)的服務提供商，也是中國航空運輸業最大的結算清算外包服務及系統產品提供商，主要客戶涵蓋國內客貨運航空公司、外國及地區商營航空公司，國內機場、政府機構及IATA。

二零零九年上半年，結算公司的系統服務業務進行了約162.5百萬宗交易，處理了約62.5百萬張BSP客票，代理結算清算的客貨運收入及國際清算費用達1.4十億美元。二零零九年上半年，在繼續對國際客運結算系統進行升級、穩固已有業務的同時，結算公司成功將北京首都國際機場結算的11家外國及地區商營航空公司、哈爾濱機場、長春機場以及長沙機場等機場結算的部分業務轉移至其系統平台，並按照與IATA簽署的協議要求，階段性完成BSP轉移項目的人員、流程和技術的準備工作，確保於二零一零年三月接管42家BSP的數據處理服務和應用系統支持、開發和維護工作。

管理層討論及分析（續）

I. 二零零九年上半年業務回顧（續）

二零零九年上半年，本集團通過完善酒店分銷系統和保險產品分銷的信息技術解決方案，推進與旅遊產品供貨商、分銷代理人、酒店GDS和保險經紀機構的合作，逐步形成了酒店直連、交換平台、分銷渠道三個產品板塊，進一步拓展旅遊產品分銷業務，銷售的酒店房間量約315.4千間夜，較二零零八年同期大幅度增長了88.5%。

二零零九年上半年，本集團積極推進航空貨運物流信息技術系統升級、產品開發和市場推廣工作，處理的航空貨運單約3.7百萬張。在對廈門機場等用戶已經使用的貨運系統進行升級的同時，正在廣州白雲國際機場實施，旨在滿足中性貨站多業務處理、上下游合作、精細化業務管理等需求的新貨運物流信息技術系統。本集團開發的貨運信息海關平台，已在杭州蕭山機場等機場得到應用，使用戶簡單便捷地滿足了海關新艙單系統需求。

管理層討論及分析(續)

I. 二零零九年上半年業務回顧(續)

二零零九年上半年，針對國家推出的人民幣四萬億元基礎設施建設中的機場改造、擴建項目，本集團抓住機會，積極參與機場信息系統建設的招投標工作，累計實現APP前端產品、安檢產品等系統建設合同收入人民幣63.9百萬元。自主研發的多渠道值機服務產品便捷了旅客出行；通用自助值機系統(CUSS)已在45個國內主要機場使用，處理的出港旅客量達到了5.1百萬人次；手機值機產品亦已在北京首都機場投入使用。大連周水子機場等機場使用本公司自主開發的旅客中轉信息服務系統，改善了地面旅客服務質量。西安、杭州等機場使用本公司自主開發的機場數據服務系統，為機場決策提供支持。本公司亦繼續在政府相關部門和機場推廣面向航空旅客出行安全的信息管理系統(APSIS)，使用效果明顯。

二零零九年上半年，本集團繼續加強分銷信息技術服務產品線建設，在繼續提升外國及地區商營航空公司直接聯接等級和實現電子客票功能的同時，著力開發旅遊分銷代理人移動分銷平台和BSP訂座支付引擎，不斷完善TravelWeb前端業務系統、IBE、數據直通車等產品，推出了短信平台、一站式商務系統、BlueSky等新產品，既大大提高了旅遊分銷代理人的操作效率和管理服務水平，又多渠道地增加了收入。

管理層討論及分析(續)

I. 二零零九年上半年業務回顧(續)

二零零九年上半年，本公司繼續深化完善並推廣商營航空公司座位控制產品線、分銷業務解決方案產品線及運價產品線，進一步擴大航空信息技術服務及其延伸服務的市場規模和佔有率。在二零零八年推動實現了中國BSP客票無紙化目標後，本公司設計、研發了全新的面向商營航空公司的電子商務支撐平台E-build產品，以支持商營航空公司直銷業務的發展，其中的日曆搜索、當前國際票價、網上旅客增值服務等模塊已經為商營航空公司網站廣泛使用，並為中國東方航空股份有限公司建立了香港等地的海外網站；積極推動和參與中國政府和IATA開展的「簡化商務」工作，制訂並推動BCBP二維條碼電子登機牌標準在行業中的應用；著力協助主要中國商營航空公司在北京首都等27個國內外及地區機場開通了網上自助值機服務；整合現有ETD、APP、開放系統資源和優勢，自主研發的便捷旅行產品(E-trip)亦已在深圳航空有限責任公司投產。結合互聯網技術與訂座主機技術，本公司自主設計開發的航班收益輔助支持系統(Newsky)、旅客服務系統($kyPassenger)，已在部分中國商營航空公司中得到使用，協助後者進行精准渠道控制、銷售及服務；本公司亦為所有中國商營航空公司和部分外國及地區商營航空公司提供運價解決方案，國內私有運價自動計算的公佈運價使用比例超過了96.0%，新推出的國際運價計算服務亦已在7家中國商營航空公司中投產使用。

管理層討論及分析（續）

I. 二零零九年上半年業務回顧（續）

二零零九年上半年，主要中國商營航空公司除在國內繼續使用本集團提供的由訂座、出票、值機、配載平衡、結算清算、旅客增值服務等環節組成的航空運輸價值鏈中的信息技術產品和服務外，還在82個海外或地區機場使用本公司APP前端系統開展旅客服務，處理的出港旅客量約5.8百萬人次，佔中國商營航空公司海外回程旅客量的比例達到了78.5%。與本公司計算機分銷系統(CRS)實現直接聯接的外國及地區商營航空公司增至79家，通過直接聯接方式銷售的比例達到了99.0%；加盟使用本公司APP系統服務、多主機接入服務和自主開發的Angel Cute平台接入服務的外國及地區商營航空公司亦增至44家，在39個機場處理的出港旅客量約1.3百萬人次。

管理層討論及分析

I. 二零零九年上半年業務回顧

本集團是中國航空運輸旅遊業信息技術解決方案的主導供應商。二零零九年上半年，持續深化的全球經濟危機、迅速蔓延的H1N1流感等因素正在重創對外貿易和國際旅行旅遊市場，從而拖累了本集團與國際需求相關業務的業績表現。而國內實施的積極財政政策和寬鬆貨幣政策等一攬子促進經濟平穩較快發展的計劃，使得中國經濟較快地從低谷中回升，全球表現一枝獨秀，從而繼續推動了本集團與國內需求相關業務的較快發展。在此背景下，二零零九年上半年，本集團以發展戰略為導向，積極把握市場機會，改進產品和服務，加強制度創新和流程再造，在安全生產、業務發展、內部管理等各方面都取得了積極進展，財務表現令人滿意。

二零零九年上半年，本集團電子旅遊分銷(ETD)系統處理的國內外商營航空公司的航班訂座量約115.4百萬人次，較二零零八年同期增長約13.0%：其中處理中國商營航空公司的航班訂座量增長了約14.1%，處理外國及地區商營航空公司的航班訂座量減少了約13.2%。

16. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人為本集團的總經理。總經理審閱的資料與綜合損益表所載資料一致。本集團截至二零零九年及二零零八年六月三十日止六個月期間並無編製任何分部損益表。

本集團由於本集團的收入主要來自中國，其資產亦位於中國。

佔總收入10%以上的客戶主要包括：

	未審計			
	截至六月三十日止六個月			
主要客戶	**二零零九年**	**%**	二零零八年	%
	人民幣千元		*人民幣千元*	
中國國際航空股份有限公司	**146,781**	**12%**	145,543	13%
中國南方航空股份有限公司	**197,910**	**17%**	190,059	17%
中國東方航空股份有限公司	**162,065**	**14%**	155,493	14%

15. 承諾事項

(a) 資本性支出承諾

於結算日，本集團有以下資本性支出承諾：

	二零零九年 六月三十日 *未審計* 人民幣千元	二零零八年 十二月三十一日 *已審計* 人民幣千元
已授權且訂約		
— 計算機系統	**34,486**	15,854
— 房屋	**—**	—
已授權但未訂約		
— 計算機系統	**299,023**	456,294
— 土地及房屋	**685,000**	685,000
合計	**1,018,509**	1,157,148

上文所述的資本性支出承諾主要與建設北京新運營中心、開發及逐步推行新一代航空旅客服務信息系統及其他新業務相關。

於二零零九年六月三十日上述已訂約的資本性支出承諾中有約人民幣17,843,000元以美元計價。

(b) 經營租賃承諾

於結算日，本集團有以下經營租賃承諾：

	二零零九年 六月三十日 *未審計* 人民幣千元	二零零八年 十二月三十一日 *已審計* 人民幣千元
一年內	**35,695**	39,940
一年至五年	**14,073**	10,877
合計	**49,768**	50,817

14. 經營活動提供之現金

	未審計 截至六月三十日止六個月	
	二零零九年	二零零八年
	人民幣千元	人民幣千元
稅前利潤	**446,912**	391,591
就下列各項調整：		
折舊及攤銷	**169,951**	168,778
出售物業、廠房及設備虧損	**37**	95
利息收入	**(44,897)**	(47,897)
計提應收賬款減值撥備	**(15,444)**	—
應佔聯營公司收益	**(5,911)**	(6,907)
匯兑損失	**(654)**	4,218
流動資產減少／(增加)：		
應收賬款	**(8,914)**	(19,713)
存貨	**4,954**	903
預付款項及其他流動資產	**7,750**	188,502
應收聯營及關聯方款	**(130,036)**	(207,178)
流動負債增加／(減少)：		
應付賬款及預提費用	**176,927**	(91,894)
遞延收益	**(682)**	(291)
應付關聯方款	**(117,018)**	32,944
經營活動提供之現金	**482,975**	413,151

12. 應收關聯方款，淨值

與關聯公司的往來餘額為與貿易相關、無抵押、免息及一般須於六個月內償還。

應收關聯方款的帳齡分析如下：

	二零零九年 六月三十日 未審計 人民幣千元	二零零八年 十二月三十一日 已審計 人民幣千元
六個月內	**832,231**	791,559
六個月至一年	**233,567**	151,166
一年至二年	**5,052**	1,996
二年至三年	**7**	5,799
三年以上	**37**	8,904
應收關聯方款合計	**1,070,894**	959,424
減值撥備	**—**	(14,665)
應收關聯方款，淨值	**1,070,894**	944,759

13. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零九年 六月三十日 未審計 人民幣千元	二零零八年 十二月三十一日 已審計 人民幣千元
六個月以內	**9,423**	20,882
六個月至一年	**12,516**	20,018
一年至二年	**34,790**	41,845
二年至三年	**4,616**	6,677
三年以上	**9,920**	10,124
應付賬款合計	**71,265**	99,546
預提費用及其他負債	**739,983**	597,061
應付賬款及預提費用合計	**811,248**	696,607

10. 物業、廠房及設備

如附註4所述，收購物業的房屋部分人民幣109,000,000元計入物業、廠房及設備，土地部分人民幣92,000,000元計入預付租賃土地使用權。

截至二零零九年六月三十日止六個月期間，本集團新購物業，廠房及設備價值合計約為人民幣135,463,000元。

11. 應收帳款，淨值

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零九年六月三十日	二零零八年十二月三十一日
	未審計	*已審計*
	人民幣千元	*人民幣千元*
六個月內	**150,388**	130,562
六個月至一年	**34,857**	22,285
一年至二年	**22,776**	15,952
二年至三年	**1,661**	868
三年以上	**7,171**	7,384
應收賬款合計	**216,853**	177,051
減值撥備	**(28,095)**	(12,651)
應收賬款，淨值	**188,758**	164,400

7. 每股盈利

本公司股權持有人應佔每股基本及攤薄盈利是根據下列數據計算得出：

	未審計	
	截至六月三十日止六個月	
	二零零九年	二零零八年
盈利（人民幣千元） 用於計算每股基本及攤薄盈利的盈利	**364,106**	316,590
股份數目（千股） 已發行普通股加權平均數（註）	**1,938,476**	1,913,814
每股盈利（人民幣元） 基本及攤薄	**0.19**	0.17

註： *截至二零零九年及二零零八年六月三十日止六個月期間已發行的股份數目已就於二零零九年三月三日之收購結算公司發行的股份137,499,218股（附註4）作出調整，視同這些股份於所有呈報期間均獲發行。*

8. 儲備

對於二零零八年度任意盈餘公積金的提取已經在二零零九年六月五日的股東周年大會上通過。

截至二零零九年六月三十日止六個月期間，本公司已按二零零八年淨利潤的20%（人民幣103,967,000元）提取了任意盈餘公積金。

9. 股利分配

在二零零九年六月五日的本公司股東周年大會上通過了以二零零八年度以前累積未分配利潤派發「二零零八年股息」每股人民幣0.186元，合共人民幣362,850,000元（其中末期股息人民幣206,850,000元，特別股息人民幣156,000,000元）。該等股息已計入截至二零零九年六月三十日止六個月期間股東權益，並列作留存收益的分配。

6. 稅項

二零零七年三月十六日全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新所得稅法」),並於二零零八年一月一日起實施。根據新所得稅法,自二零零八年起法定企業所得稅稅率為25%。根據有關規定,獲得高新技術企業認定的企業依據新所得稅法仍享受企業所得稅15%的優惠稅率。於二零零八年十二月,本公司根據新所得稅法再次被評定為高新技術企業,可以自二零零八年至二零一零年享受15%的優惠稅率。

除被評定為高新技術企業外,本公司被相關當局評定為二零零六年度、二零零七年度和二零零八年度國家規劃布局內的重點軟件企業,可以享受10%的優惠稅率。根據相關規定,按15%的稅率繳納的稅費與按10%的優惠稅率繳納的稅費的差額應記入獲得國家規劃布局內的重點軟件企業認定當期的利潤表中。

5. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	未審計 截至六月三十日止六個月 二零零九年 人民幣千元	 二零零八年 人民幣千元
已扣除：		
折舊	**150,687**	161,465
無形資產攤銷	**15,190**	4,067
經營性租入固定資產改良攤銷	**2,917**	3,044
租賃土地使用權攤銷	**1,157**	202
出售物業、廠房及設備的虧損	**37**	95
計提應收賬款減值撥備	**15,444**	—
設備銷售成本	**7,078**	15,003
定額退休金計劃的供款	**24,158**	20,965
核數師酬金	**1,100**	1,139
匯兑損失／(收益)	**(1,871)**	4,732
住房公積金供款	**12,718**	10,391
研究與開發費用	**119,374**	116,207
已計入：		
利息收入	**44,897**	47,896

4. 企業合併(續)

二零零八年十二月三十一日

	集團未合併結算公司	結算公司	調整(附註)	合併後
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
資產				
非流動資產	1,007,222	153,044	—	1,160,266
流動資產	4,233,985	906,180	(4,900)	5,135,265
資產合計	5,241,207	1,059,224	(4,900)	6,295,531
所有者權益				
股本	1,776,315	759,785	(759,785)	1,776,315
儲備	1,466,952	(55,008)	759,785	2,171,729
留存收益	1,416,679	72,461	—	1,489,140
少數股東權益	98,810	—	—	98,810
所有者權益合計	4,758,756	777,238	—	5,535,994
負債				
非流動負債	180	—	—	180
流動負債	482,271	281,986	(4,900)	759,357
負債合計	482,451	281,986	(4,900)	759,537
負債和所有者權益合計	5,241,207	1,059,224	(4,900)	6,295,531

附註： 上述調整為i)本公司與結算公司公司間流動資產負債餘額的抵銷；ii)由於收購結算公司，增加本公司的儲備。

4. 企業合併（續）

二零零九年六月三十日

	集團未合併結算公司	結算公司	調整（附註）	合併後
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
資產				
非流動資產	1,503,499	148,170	(328,183)	1,323,486
流動資產	4,661,598	877,890	(4,900)	5,534,588
資產合計	6,165,097	1,026,060	(333,083)	6,858,074
所有者權益				
股本	1,950,806	759,785	(759,785)	1,950,806
儲備	1,925,806	(55,008)	431,602	2,302,400
留存收益	1,272,069	114,359	—	1,386,428
少數股東權益	104,612	—	—	104,612
所有者權益合計	5,253,293	819,136	(328,183)	5,744,246
負債				
非流動負債	180	—	—	180
流動負債	911,624	206,924	(4,900)	1,113,648
負債合計	911,804	206,924	(4,900)	1,113,828
負債和所有者權益合計	6,165,097	1,026,060	(333,083)	6,858,074

附註：上述調整為i)本公司與結算公司公司間流動資產負債餘額的抵銷；ii)本公司與結算公司長期投資的抵銷。

3. 收入

收入主要包括本集團因就提供其航空信息技術服務及相關服務等業務而收取的費用。此等收費大部分來自本公司股東。

4. 企業合併

誠如本公司日期為二零零八年六月十六日的通函、日期為二零零八年五月二十六日及二零零八年七月三十一日的公告所載列，本公司擬收購中國民航信息集團公司(「民航信息集團」)於中國民航結算有限責任公司(「結算公司」)的全部股權及位於中華人民共和國(「中國」)北京朝陽區東興里的物業(「物業」)。結算公司主要從事於為各民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務。該收購已於二零零九年三月三日完成，代價乃經本公司於完成後向民航信息集團發行及配售174,491,393股新內資股支付(137,499,218股用於收購結算公司；36,992,175股用於收購物業)。

由於收購前和收購後，本公司和中國航空結算股份有限公司均受中國民航信息集團共同控制，因此此次交易處理為同一控制下企業合併。本公司採用合併賬務法處理。因此，財務報表的比較數據已進行調整，猶如結算公司於最早呈報期間已被收購一般。下表為該次同一控制下企業合併對簡明綜合資產負債表的影響。

2. 主要會計政策及編製基礎（續）

- 國際財務準則8「營運分部」。國際財務準則8「營運分部」取代了國際會計準則14「分部報告」，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部數據須按照與內部報告所採用的相同基準呈報。

  分部數據按照與提供給經營決策者審核的內部報告所採用的相同基準呈報，經營決策者被視為擁有戰略決策的權利。本集團營運的最高決策人為本集團的總經理。

- 國際財務準則1（修訂本）「首次採納國際財務準則」及國際會計準則27「綜合及獨立財務報表」。此修訂刪去了國際會計準則27成本方法的定義，並取而代之規定在投資者的獨立財務報表中呈列股息為收入。

二零零九年生效但與本集團無關的修訂及詮釋：

- 國際會計準則23（修訂本）「借貸成本」；
- 國際財務準則2（修訂本）「以股份為基礎的付款」；
- 國際財務報告詮釋委員會9（修訂本）「重新評估嵌入式衍生工具」及國際會計準則39（修訂本）「金融工具：確認及計量」；
- 國際財務報告詮釋委員會 — 詮釋13「客戶忠誠度計劃」；
- 國際財務報告詮釋委員會 — 詮釋15「房地產建築協議」；
- 國際財務報告詮釋委員會 — 詮釋16「對沖海外業務淨投資」及；
- 國際會計準則39（修訂本）「金融工具：確認和計量」。

未經審計的簡明綜合財務報表附註

1. 一般資料

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立,在中國提供航空信息技術服務及相關服務。本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。

註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層。

2. 主要會計政策及編製基礎

本未經審計的簡明綜合財務報表是在歷史成本原則下根據國際會計準則第三十四號「中期財務報告」編製,並已經本公司審核委員會審閱。

除以下説明外,編製該簡明綜合財務報表的會計政策與截至二零零八年十二月三十一日止年度財務報表所採用的一致。

二零零九年生效且本集團須予採納的準則及修訂:

- 國際會計準則1(經修訂)「財務報表的呈報」。此項經修訂準則禁止在權益變動表中呈列收入及支出項目(即「非擁有人的權益變動」),並規定「非擁有人的權益變動」必須與擁有人的權益變動分開呈列。所有非擁有人的權益變動將需要在業績報表中呈列,但實體可選擇在一份業績報表(全面收入報表)中,或在兩份報表(綜合收益表和全面收入報表)中呈列。

  本集團選擇呈列一份業績報表:全面收入報表。該簡明綜合財務報表的編製依據修訂的披露要求。

簡明綜合現金流量表

(金額單位：人民幣千元)

	附註	未審計 截至六月三十日止六個月 二零零九年	 二零零八年 (附註4)
經營活動之現金流量			
經營活動提供之現金	14	**482,975**	413,151
企業所得稅支出		**(103,725)**	(98,147)
經營活動提供之現金流量淨額		**379,250**	315,004
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(122,785)**	(170,273)
短期銀行存款到期		**1,199,228**	1,306,030
存入短期銀行存款		**(887,038)**	(885,538)
利息收入		**44,897**	47,897
自聯營公司之股息收入		**4,560**	300
出售物業、廠房及設備所得款項		**(41)**	172
投資活動提供之現金流量淨額		**238,821**	298,588
融資活動之現金流量			
支付股息		**(3,187)**	(232,541)
融資活動使用之現金流量淨額		**(3,187)**	(232,541)
匯率變動對現金及現金等價物的影響額		**407**	(7,174)
現金及現金等價物增加淨額		**615,291**	373,877
現金及現金等價物，期初餘額		**1,326,473**	1,736,758
現金及現金等價物，期末餘額		**1,941,764**	2,110,635

簡明綜合權益變動表 *(續)*

(金額單位：人民幣千元)

	附註	未審計				
		本公司權益持有人應佔			少數	
		實收資本	儲備	留存收益	股東權益	合計
二零零九年一月一日餘額(已呈報)		1,776,315	1,466,952	1,416,679	98,810	4,758,756
共同控制下二零零九 企業合併之調整		—	704,777	72,461	—	777,238
二零零九年一月一日餘額 (經重列)(附註4)		1,776,315	2,171,729	1,489,140	98,810	5,535,994
本期間利潤		—	—	364,106	8,989	373,095
其他全面收入：						
貨幣滙兑差額		—	(247)	—	—	(247)
截止二零零九年六月三十日止 本期間全面收入總額		—	(247)	364,106	8,989	372,848
購買物業發行之股份		36,992	164,449	—	—	201,441
共同控制下二零零九 企業合併發行之股份		137,499	(137,499)	—	—	—
分派二零零八年股利	9	—	—	(362,850)	—	(362,850)
附屬公司分派股利予少數股東		—	—	—	(3,187)	(3,187)
轉入儲備	8	—	103,968	(103,968)	—	—
二零零九年六月三十日餘額		1,950,806	2,302,400	1,386,428	104,612	5,744,246

簡明綜合權益變動表

(金額單位：人民幣千元)

	未審計				
	本公司權益持有人應佔			少數	
	實收資本	儲備	留存收益	股東權益	合計
二零零八年一月一日餘額(已呈報)	1,776,315	1,296,834	1,259,580	85,997	4,418,726
共同控制下二零零九					
企業合併之調整	—	697,496	1,878	—	699,374
二零零八年一月一日餘額					
(經重列) ***(附註4)***	1,776,315	1,994,330	1,261,458	85,997	5,118,100
本期間利潤	—	—	316,590	10,765	327,355
其他全面收入：					
貨幣匯兑差額	—	(2,957)	—	—	(2,957)
截至二零零八年六月三十日止					
本期間全面收入總額	—	(2,957)	316,590	10,765	324,398
分派二零零七年股利	—	—	(230,921)	—	(230,921)
附屬公司分派股利予少數股東	—	—	—	(2,125)	(2,125)
轉入儲備	—	118,358	(118,358)	—	—
二零零八年六月三十日餘額					
(經重列)	1,776,315	2,109,731	1,228,769	94,637	5,209,452

簡明綜合全面收入表(續)

(除每股數據外,所有金額均以人民幣千元為單位)

	附註	未審計 截至六月三十日止六個月 二零零九年	 二零零八年 (附註4)
其他全面收入:			
貨幣滙兑差額		**(247)**	(2,957)
本期間其他全面收入,扣除稅項後		**(247)**	(2,957)
本期間全面收入總額		**372,848**	324,398
利潤應佔自:			
本公司權益持有人		**364,106**	316,590
少數股東權益		**8,989**	10,765
		373,095	327,355
全面收入總額應佔自:			
本公司權益持有人		**363,859**	313,633
少數股東權益		**8,989**	10,765
		372,848	324,398
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄(人民幣元)	7	**0.19**	0.17

簡明綜合全面收入表

(除每股數據外，所有金額均以人民幣千元為單位)

	附註	未審計 截至六月三十日止六個月 二零零九年	二零零八年 (附註4)
收入			
航空信息技術服務		**847,409**	795,640
結算及清算服務		**122,893**	133,150
數據網絡及其他		**221,264**	197,128
總收入	3	**1,191,566**	1,125,918
營業成本			
營業稅金及附加		**(42,204)**	(40,287)
折舊及攤銷		**(169,951)**	(168,778)
網絡使用費		**(45,384)**	(39,522)
人工成本		**(197,442)**	(182,221)
經營租賃支出		**(32,072)**	(38,617)
技術支持及維護費		**(71,868)**	(70,154)
佣金及推廣費用		**(127,868)**	(144,067)
其他營業成本		**(110,544)**	(100,752)
總營業成本		**(797,333)**	(784,398)
營業利潤		**394,233**	341,520
財務收入，淨額		**46,768**	43,164
應佔聯營公司收益		**5,911**	6,907
稅前利潤	5	**446,912**	391,591
所得稅	6	**(73,817)**	(64,236)
除稅後利潤		**373,095**	327,355

簡明綜合資產負債表(續)

(金額單位:人民幣千元)

	附註	二零零九年六月三十日未審計	二零零八年十二月三十一日已審計(附註4)
權益			
可分配給股東資本及儲備			
實收資本		**1,950,806**	1,776,315
儲備	8	**2,302,400**	2,171,729
留存收益			
一計劃期末現金股息	9	**—**	362,850
一其他		**1,386,428**	1,126,290
		5,639,634	5,437,184
少數股東權益		**104,612**	98,810
權益合計		**5,744,246**	5,535,994
負債			
非流動負債			
遞延所得稅負債		**180**	180
流動負債			
應付賬款及預提費用	13	**811,248**	696,607
應付關聯方款		**293,261**	47,428
應交所得稅		**6,637**	12,138
遞延收益		**2,502**	3,184
		1,113,648	759,357
負債合計		**1,113,828**	759,537
權益及負債合計		**6,858,074**	6,295,531
淨流動資產		**4,420,940**	4,375,908
總資產減流動負債		**5,744,426**	5,536,174

中國民航信息網絡股份有限公司(「本公司」)之董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零九年六月三十日止六個月期間的根據國際會計準則第三十四號「中期財務報告」編製的未經審計之中期業績報告。

簡明綜合資產負債表

(金額單位:人民幣千元)

	附註	二零零九年六月三十日 未審計	二零零八年十二月三十一日 已審計 (附註4)
資產			
非流動資產			
物業、廠房及設備,淨值	10	**989,821**	1,004,445
無形資產,淨值		**102,336**	17,070
預付租賃土地使用權,淨值	10	**110,584**	19,314
於聯營公司的投資		**105,016**	103,665
其他長期資產		**8,961**	8,962
遞延所得税資產		**6,768**	6,810
		1,323,486	1,160,266
流動資產			
存貨		**4,923**	9,877
應收賬款,淨值	11	**188,758**	164,400
應收聯營公司		**10,457**	6,556
應收關聯方款,淨值	12	**1,070,894**	944,759
應抵所得税		**69,553**	45,104
預付款項及其他流動資產		**235,701**	313,368
短期銀行存款		**2,012,538**	2,324,728
現金及現金等價物		**1,941,764**	1,326,473
		5,534,588	5,135,265
資產總值		**6,858,074**	6,295,531

Designed and produced by:
Wonderful Sky Financial Group Limited
Tel.: 2851 1038


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份代號：0696)

2009
中期業績報告

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, stock broker, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

MAJOR TRANSACTION

ACQUISITION OF LAND IN BEIJING

A letter from the Board is set out on pages 4 to 8 of this circular.

2 March 2010

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of China TravelSky Holding Company (中國民航信息集團公司)
"ACCA Acquisition"	the Company's acquisition of the entire registered capital of ACCA for a consideration of RMB788 million pursuant to the sale and purchase agreement dated 5 May 2008 entered into between the Company and CTHC as disclosed in the ACCA Acquisition Circular
"ACCA Acquisition Circular"	the Company's circular to the Shareholders dated 16 June 2008 relating to, inter alia, the ACCA Acquisition
"ACCA Group"	ACCA and its subsidiaries
"Acquisition"	the acquisition of the land use right of the Land by the Company pursuant to the Contracts
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Beijing Land Bureau"	北京市國土資源局 Beijing Municipal Bureau of Land and Resources
"Beijing Shunyi Land Reserve Centre"	北京市土地整理儲備中心順義區分中心 (Shunyi District Branch of Beijing Land Consolidation and Reserve Center)
"Bid Confirmation"	a letter issued by 北京市土地整理儲備中心 (Beijing Land Consolidation and Reserve Center) on 14 January 2010 to the Company confirming its successful bid for the land use right of the Land at the Land Transfer Price at an open auction held on the same date
"Board"	the board of Directors of the Company
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose shares are listed on the Main Board of the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States of America
"connected person(s)"	has the same meaning as ascribed to it under the Listing Rules
"Contracts"	the Land Transfer Contract and the Development Compensation Contract
"CTHC"	China TravelSky Holding Company (中國民航信息集團公司), a promoter and a substantial Shareholder of the Company

"Development Compensation Contract"	土地開發建設補償協議 (contract(s) for the compensation on land development and construction) to be entered into between the Company and Beijing Shunyi Land Reserve Center in respect of the Land
"Directors"	the directors of the Company
"Earnest Money"	RMB41 million (equivalent to approximately HK$46.59 million), being the earnest money paid by the Company in order to participate in the open auction for bidding the Land pursuant to the requirement set out in a notice dated 11 December 2009 on transfer of land use right for construction in Beijing issued by Beijing Land Bureau
"Eastern Holding"	China Eastern Air Holding Limited (中國東方航空集團公司)
"Group"	the Company and its subsidiaries
"Group of Shareholders"	CTHC, Southern Holding, Eastern Holding and National Aviation Holding
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Land"	parcels of State-owned land for construction located at 08, 09, 19 and 21 blocks at Xincheng 19 Street, Shunyi District, Beijing
"Land Transfer Contract"	國有建設用地使用權出讓合同 (contract(s) for the transfer of the land use right of State-owned land for construction) to be entered into between the Company and Beijing Land Bureau in respect of the Land
"Land Transfer Price"	a land transfer price of RMB1,910 million (equivalent to approximately HK$2,170 million)
"Latest Practicable Date"	26 February 2010, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"National Aviation Holding"	China National Aviation Holding Company (中國航空集團公司)
"Percentage Ratio"	each percentage ratio for the purpose of Rule 14.07 of the Listing Rules applicable to the Acquisition

"PRC"	the People's Republic of China and, for the purpose of this circular, excludes the Macau Special Administrative Region and the Hong Kong Special Administrative Region
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shares"	H shares of RMB1.00 each in the capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司)
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning as ascribed to it under the Listing Rules
"Supervisor(s)"	the supervisor(s) of the Company
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, the exchange rate at HK$1 = RMB0.88 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Xu Qiang *(Chairman)*
Cui Zhixiong
Xiao Yinhong
Wang Quanhua#
Luo Chaogeng#
Cao Guangfu#
Yick Wing Fat, Simon##
Yuan Yaohui##
Chua Keng Kim##

\# *Non-executive Directors*
\## *Independent non-executive Directors*

Registered office:
Floor 18-20,
South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District,
Beijing 100190
the PRC

2 March 2010

To the Shareholders

Dear Sir/Madam

MAJOR TRANSACTION

ACQUISITION OF LAND IN BEIJING

INTRODUCTION

As set out in the Company's announcement dated 26 January 2010, the Company made a successful bid for the land use right of the Land at the Land Transfer Price at an open auction held on 14 January 2010, as confirmed by the Bid Confirmation.

As set out in the Company's announcement dated 26 February 2010, the Company obtained the necessary written Shareholders' approval for the Acquisition for the purpose of Rule 14.44 of the Listing Rules and therefore on 24 February 2010, the Company signed the Contracts and delivered the same to Beijing Land Bureau and Beijing Shunyi Land Reserve Centre for their signing of the Contracts. As at the Latest Practicable Date, the Contracts have not yet been signed by Beijing Land Bureau and Beijing Shunyi Land Reserve Centre.

This circular provides you with further information of the Acquisition.

PARTICULARS OF THE LAND

Location:	08, 09, 19 and 21 blocks at Xincheng 19 Street, Shunyi District, Beijing
Site area :	Approximately 327,011 sq.m., of which approximately 188,109 sq.m. are for construction
Total gross floor area:	Not exceeding 376,218 sq.m.
Usage:	Multifunction (including commercial and comprehensive)
Term of the grant of land use right:	40 years for commercial purpose and 50 years for comprehensive purposes

CONSIDERATION

Pursuant to the terms of the Contracts signed by the Company, the Land Transfer Price of RMB1,910 million (equivalent to approximately HK$2,170 million) comprises:

(a) RMB1,648,332,200 (equivalent to approximately HK$1,873.10 million), being the transfer price for the land use right of the Land (the "**Government Land Premium**"); and

(b) RMB261,667,800 (equivalent to approximately HK$297.35 million), being development compensation amount of the Land (the "**Development Compensation Amount**").

The Government Land Premium will be payable by the Company within three working days after the date of the Land Transfer Contract duly executed by all parties thereto. The Earnest Money of RMB41 million (equivalent to approximately HK$46.59 million) already paid by the Company for participating in the open auction will form part of the payment of the Government Land Premium.

The Development Compensation Amount will be payable by the Company in the following manner:-

(i) 20% of the Development Compensation Amount will be payable within three working days after the date of the Development Compensation Contract duly executed by all parties thereto; and

(ii) 80% of the Development Compensation Amount will be payable within three working days after the delivery of the Land by Shunyi District Branch of Beijing Land Consolidation and Reserve Centre to the Company within three working days after the payment of 20% of the Development Compensation Amount by the Company as mentioned in (i) above. Beijing Shunyi Land Reserve Centre is required to carry out and complete such works as necessary for making available temporary water and electricity supply for the Land and completion of the leveling of the Land before delivering the Land to the Company.

The Government Land Premium and the Development Compensation Amount shall be paid by the Company into a designated account of 北京市財政局 (the Finance Bureau of Beijing).

The Company will make further announcement if and when there is any material variation of the terms of the Contracts mentioned above or the respective counterparties fail to sign the Contracts.

The Land Transfer Price of RMB1,910 million (equivalent to approximately HK$2,170 million) was arrived at as a result of a successful bid by the Company at an open auction. Such price was determined after having taken into account the location of the Land and the prevailing property market conditions in Beijing.

INFORMATION ON COUNTERPARTIES

Beijing Land Bureau is a unit under Beijing Municipal Government of the PRC responsible for the administrative management on land and mineral resources of BeijingCity. Beijing Shunyi Land Reserve Center is a unit under Beijing Land Bureau responsible for the consolidation, requisition, purchase, recovery, exchanges, reserves and supply of State-owned land in BeijingCity. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Beijing Land Bureau (including Beijing Shunyi Land Reserve Center) is a third party independent of the Company and its connected persons.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

The Company intends to build a new operating centre comprising database centre and the headquarters office building of the Company on the Land, which would benefit the development of the Group in the long run.

The Directors (including the independent non-executive Directors) consider that the terms of the Acquisition are normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE ACQUISITION ON THE GROUP

The Land Transfer Price will be funded by the Group's internal resources. The Directors consider that there will not be any material impact on the Group's operations as a result of the Acquisition.

As the Land Transfer Price will be funded by the Group's internal resources, no additional liabilities will be incurred and hence there will not be any change in the asset-liability ratio as a result of the Acquisition.

The land use right of the Land will be amortised during the term of grant and hence the depreciation and amortisation expenses of the Group will increase as a result of the Acquisition.

FINANCIAL AND TRADING PROSPECTS OF THE GROUP

After the completion of the Acquisition, the Company will commence the construction of the new operating centre on the Land. The Company will also adjust and optimise the overall allocation of the Group's resources in order to enhance its ability of sustainable development. At the same time, the Group will continue focusing on the development of its core business by means of technological innovation to satisfy the development needs of the industry. Looking forward, with the continuous growth of the aviation industry in the PRC, the Acquisition will benefit the long-term development of the Group and enhance its earning capacity and the competitiveness of its core business.

IMPLICATIONS UNDER THE LISTING RULES

Since the assets ratio exceeds 25% but is less than 100% (but the other Percentage Ratio is less than 25%), the Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules. It is therefore subject to Shareholders' approval requirement under Rule 14.40 of the Listing Rules.

As at the Latest Practicable Date, each of CTHC, Southern Holding, Eastern Holding and National Aviation Holding held 571,484,393 domestic shares, 232,921,000 domestic shares, 218,829,000 domestic shares and 178,867,000 domestic shares of the Company respectively, representing approximately 29.29%, 11.94%, 11.22% and 9.17% of the total issued share capital of the Company.

Each of CTHC, Southern Holding, Eastern Holding and National Aviation Holding is a promoter of the Company. Further, each of them had voted in an affirmative way (save and except for such events where any of them was required to abstain from voting under the Listing Rules) on Shareholders' resolutions at each of the extraordinary general meetings of the Company convened for the year 2009. Although they are not parties acting in concert within the meaning of the Hong Kong Code on Takeovers and Mergers, the Group of Shareholders has been closely allied and coordinated so far as the Acquisition is concerned and they have shown support to the Acquisition on the same basis (i.e. they agreed with the Company's long-term need for the Land to build a new operating centre to service the PRC aviation industry) through the involvement of their senior management which are also members of the Board in considering and approving the Acquisition. Therefore, the Group of Shareholders should be considered as a closely allied group of Shareholders for the purpose of approving the Acquisition.

Since no Shareholder is required to abstain from voting if the Company were to convene a general meeting to approve the Acquisition and the Company has obtained a written confirmation approval for the Acquisition from each of CTHC, Southern Holding and Eastern Holding, which together held an aggregate of 1,023,234,393 domestic shares of the Company representing approximately 52.45% of the total issued share capital of the Company as at the Latest Practicable Date, the Shareholders' approval requirement under Rule 14.40 of the Listing Rules has therefore been satisfied by means of written Shareholders' approval pursuant to Rule 14.44 of the Listing Rules. National Aviation Holding has also given a written confirmation to the effect that it would take positive and supportive attitude if the Company were to convene a general meeting for approving the resolution for the Acquisition. Accordingly, a general meeting of the Company will not be held for approving the Acquisition.

GENERAL

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

1. SUMMARY OF FINANCIAL INFORMATION OF THE GROUP FOR THE THREE FINANCIAL YEARS ENDED 31 DECEMBER 2006, 31 DECEMBER 2007 AND 31 DECEMBER 2008

The following is a summary of the financial information of the Group (for the purpose of this section, any reference to the "Group" does not include the ACCA Group) for the three years ended 31 December 2006, 31 December 2007 and 31 December 2008 with unqualified opinion, as extracted from the annual reports of the Company for each of the year ended 31 December 2006, 31 December 2007 and 31 December 2008 respectively.

The ACCA Acqusition was completed on 3 March 2009, no retrospective adjustments for ACCA Acquisition were made on the following summary of financial information of the Group for the three years ended 31 December 2006, 31 December 2007 and 31 December 2008. Please refer to the Appendix II "FINANCIAL INFORMATION OF ACCA GROUP" for the financial information of the ACCA Group for the three years ended 31 December 2005, 31 December 2006 and 31 December 2007.

CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Year ended December 31		
	2006	**2007**	**2008**
Revenues			
Aviation information technology service	1,395,172	1,601,160	1,609,115
Data network and others	316,533	400,743	396,053
Total revenue	1,711,705	2,001,903	2,005,168
Operating expenses			
Business taxes and other surcharges	(56,358)	(65,795)	(66,957)
Depreciation and amortisation	(229,178)	(243,111)	(312,947)
Network usage fees	(76,529)	(83,562)	(94,410)
Personnel expenses	(239,743)	(271,689)	(316,821)
Operating lease payments	(63,658)	(68,607)	(71,890)
Technical support and maintenance fees	(99,801)	(154,459)	(178,323)
Commission and promotion expenses	(194,095)	(248,075)	(239,570)
Other operating expenses	(188,534)	(209,701)	(201,879)
Total operating expenses	(1,147,896)	(1,344,999)	(1,482,797)
Operating profit	563,809	656,904	522,371
Financial income, net	52,406	48,696	77,705
Share of results of associated companies	11,727	12,991	17,969
Profit before taxation	627,942	718,591	618,045
Taxation	(98,421)	(69,941)	(41,280)
Profit after taxation	529,521	648,650	576,765
Attributable to			
Equity holders of the Company	515,587	630,989	560,109
Minority interest	13,934	17,661	16,656
	529,521	648,650	576,765

	Year ended December 31		
	2006	**2007**	**2008**
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB) (Note 1)*	0.29	0.36	0.32
Cash Dividends	195,395	230,921	362,850

Note 1:

Due to the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share to the equity holders of the Company on basis of one bonus share for one existing share by conversion of reserve amounting to RMB 888,157,500 into paid in capital in 2007, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. As a result, the number of ordinary shares for the years ended December 31, 2006 for the purpose of calculating earnings per share has been adjusted retrospectively for the increase of ordinary shares.

Earnings per share for the years ended December 31, 2008, 2007 and 2006 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB 560,109,000, RMB 630,989,000, and RMB 515,587,000 respectively, by 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2008, 2007 and 2006.

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	As at December 31		
	2006	2007	2008
ASSETS			
Non-current assets			
Property, plant and equipment, net	661,149	1,033,148	875,874
Intangible assets, net	9,969	11,824	11,952
Investments in associated companies	68,343	85,996	103,665
Held-to-maturity financial assets	100,000	—	—
Other long-term assets	17,000	8,881	8,962
Deferred income tax assets	—	9,229	6,769
	856,461	1,149,078	1,007,222
Current assets			
Inventories	4,498	9,241	9,877
Accounts receivable, net	84,882	141,565	160,735
Due from associated companies	273	6,308	6,556
Due from related parties, net	300,070	389,561	740,610
Income tax receivable	—	—	45,104
Prepayments and other current assets	62,064	102,399	155,642
Held-to-maturity financial assets	—	100,000	—
Short-term bank deposits	1,884,604	1,843,949	2,274,728
Cash and cash equivalents	1,233,166	1,209,152	840,733
	3,569,557	3,802,175	4,233,985
Total assets	4,426,018	4,951,253	5,241,207
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	888,158	1,776,315	1,776,315
Reserves	2,066,112	1,296,834	1,466,952
Retained earnings			
— Proposed cash dividend	195,395	230,921	362,850
— Others	749,137	1,028,659	1,053,829
	3,898,802	4,332,729	4,659,946
Minority interests	72,523	85,997	98,810
Total equity	3,971,325	4,418,726	4,758,756
LIABILITIES			
Non-Current liabilities			
Deferred income tax liabilities	—	129	180
Current liabilities			
Accounts payable and accrual liabilities	359,200	470,212	430,973
Due to related parties	85,442	39,960	44,548
Income tax payable	7,605	17,054	3,690
Deferred revenue	2,446	5,172	3,060
	454,693	532,398	482,271
Total liabilities	454,693	532,527	482,451
Total equity and liabilities	4,426,018	4,951,253	5,241,207
Net current assets	3,114,864	3,269,777	3,751,714
Total assets less current liabilities	3,971,325	4,418,855	4,758,936

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31 DECEMBER 2008

The following is an extract of the latest published audited consolidated financial statements of the Group (for the purpose of this section, any reference to the "Group" does not include the ACCA Group) for the year ended 31 December 2008 together with the notes therein, from the 2008 annual report of the Company.

The ACCA Acqusition was completed on 3 March 2009, no retrospective adjustments for ACCA Acquisition were made on the consolidated financial statement of the Group for the year ended 31 December 2008. The retrospective adjustments for ACCA acquisition has been made on in the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2009. Please refer to "SUMMARY OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED JUNE 30, 2009" for more details.

CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	Year ended December 31 2008	2007
Revenues			
Aviation information technology service		1,609,115	1,601,160
Data network and others		396,053	400,743
Total revenue	5	2,005,168	2,001,903
Operating expenses			
Business taxes and other surcharges		(66,957)	(65,795)
Depreciation and amortisation		(312,947)	(243,111)
Network usage fees		(94,410)	(83,562)
Personnel expenses		(316,821)	(271,689)
Operating lease payments		(71,890)	(68,607)
Technical support and maintenance fees		(178,323)	(154,459)
Commission and promotion expenses		(239,570)	(248,075)
Other operating expenses		(201,879)	(209,701)
Total operating expenses		(1,482,797)	(1,344,999)
Operating profit		522,371	656,904
Financial income, net		77,705	48,696
Share of results of associated companies		17,969	12,991
Profit before taxation	6	618,045	718,591
Taxation	10	(41,280)	(69,941)
Profit after taxation		576,765	648,650
Attributable to			
Equity holders of the Company		560,109	630,989
Minority interest		16,656	17,661
		576,765	648,650
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	12	0.32	0.36
Cash Dividends	11	362,850	230,921

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31 2008	2007
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	875,874	1,033,148
Intangible assets, net	14	11,952	11,824
Investments in associated companies	16	103,665	85,996
Other long-term assets	20	8,962	8,881
Deferred income tax assets	18	6,769	9,229
		1,007,222	1,149,078
Current assets			
Inventories	21	9,877	9,241
Accounts receivable, net	22	160,735	141,565
Due from associated companies	25	6,556	6,308
Due from related parties, net	23, 38(3)	740,610	389,561
Income tax receivable		45,104	—
Prepayments and other current assets	26	155,642	102,399
Held-to-maturity financial assets	19	—	100,000
Short-term bank deposits	27	2,274,728	1,843,949
Cash and cash equivalents	28	840,733	1,209,152
		4,233,985	3,802,175
Total assets		5,241,207	4,951,253
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	31	1,776,315	1,776,315
Reserves	32	1,466,952	1,296,834
Retained earnings	33		
— Proposed cash dividend	11	362,850	230,921
— Others		1,053,829	1,028,659
		4,659,946	4,332,729
Minority interests		98,810	85,997
Total equity		4,758,756	4,418,726
LIABILITIES			
Non-Current liabilities			
Deferred income tax liabilities	18	180	129
Current liabilities			
Accounts payable and accrual liabilities	29	430,973	470,212
Due to related parties	30	44,548	39,960
Income tax payable		3,690	17,054
Deferred revenue		3,060	5,172
		482,271	532,398
Total liabilities		482,451	532,527
Total equity and liabilities		5,241,207	4,951,253
Net current assets		3,751,714	3,269,777
Total assets less current liabilities		4,758,936	4,418,855

BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31 2008	2007
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	821,951	980,578
Intangible assets, net	14	10,129	10,016
Investments in subsidiaries	15	53,709	37,507
Investments in associated companies	16	27,290	27,290
Other long-term assets	20	8,881	8,881
Deferred income tax assets	18	5,974	8,062
		927,934	1,072,334
Current assets			
Inventories	21	—	2,632
Accounts receivable, net	22	118,402	110,242
Due from subsidiaries, net	24	20,290	24,982
Due from associated companies	25	4,291	6,308
Due from related parties, net	23, 38(3)	731,227	381,573
Income tax receivable		45,104	—
Prepayments and other current assets	26	142,503	88,640
Held-to-maturity financial assets	19	—	100,000
Short-term bank deposits	27	2,168,228	1,757,949
Cash and cash equivalents	28	737,985	1,111,519
		3,968,030	3,583,845
Total assets		4,895,964	4,656,179
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	31	1,776,315	1,776,315
Reserves	32	1,471,741	1,299,652
Retained earnings	33		
— Proposed cash dividend	11	362,850	230,921
— Others		837,888	852,988
Total equity		4,448,794	4,159,876
LIABILITIES			
Current liabilities			
Accounts payable and accrual liabilities	29	401,642	442,499
Due to related parties	30	34,628	30,533
Due to subsidiaries		10,900	10,789
Income tax payable		—	12,482
		447,170	496,303
Total equity and liabilities		4,895,964	4,656,179
Net current assets		3,520,860	3,087,542
Total assets less current liabilities		4,448,794	4,159,876

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts expressed in thousands of Renminbi)

	Note	Attributable to equity holders of the Company			Minority Interest	Total
		Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2007		888,158	2,066,112	944,532	72,523	3,971,325
Transfer from reserves	32	888,157	(888,157)	—	—	—
Profit for the year		—	—	630,989	17,661	648,650
Dividend relating to year 2006		—	—	(195,395)	—	(195,395)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(4,187)	(4,187)
Currency translation differences	32	—	(1,667)	—	—	(1,667)
Appropriation to reserves	32, 33	—	120,546	(120,546)	—	—
Balance at December 31, 2007		1,776,315	1,296,834	1,259,580	85,997	4,418,726

	Note	Attributable to equity holders of the Company			Minority Interest	Total
		Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2008		1,776,315	1,296,834	1,259,580	85,997	4,418,726
Profit for the year		—	—	560,109	16,656	576,765
Dividend relating to year 2007	11	—	—	(230,921)	—	(230,921)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(3,843)	(3,843)
Currency translation differences	32	—	(1,971)	—	—	(1,971)
Appropriation to reserves	32, 33	—	172,089	(172,089)	—	—
Balance at December 31, 2008		1,776,315	1,466,952	1,416,679	98,810	4,758,756

CONSOLIDATED CASH FLOW STATEMENT

(Amounts expressed in thousands of Renminbi)

	Note	Year ended December 31 2008	2007
Cash flows from operating activities			
Cash generated from operations	34	526,372	790,232
Refund of enterprise income tax		30,114	30,180
Enterprise income tax paid		(127,351)	(99,772)
Net cash generated from operating activities		429,135	720,640
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		(320,436)	(568,074)
Maturities of short-term bank deposits		1,923,320	1,743,036
Placements of short-term bank deposits		(2,354,099)	(1,702,381)
Interest received		94,194	64,359
Dividends received from associated companies		300	838
Proceeds from disposal of property, plant and equipment		482	661
Maturities of held-to-maturity treasury bonds		100,000	—
Investments in associated companies		—	(5,500)
Net cash used in investing activities		(556,239)	(467,061)
Cash flows from financing activities			
Dividend paid to group shareholders		(230,921)	(252,813)
Dividend paid to minority shareholders of subsidiaries		(3,519)	(3,964)
Net cash used in financing activities		(234,440)	(256,777)
Effect of foreign exchange rate changes on cash and cash equivalents		(6,875)	(20,816)
Net decrease in cash and cash equivalents		(368,419)	(24,014)
Cash and cash equivalents at beginning of the year		1,209,152	1,233,166
Cash and cash equivalents at end of the year	28	840,733	1,209,152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Renminbi ("RMB") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001. The address of its registered office is Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No.2, Ke Xue Yuan South Road, Haidian District, Beijing 100190, PRC.

As at December 31, 2008, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated and operated in the PRC except for TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited and TravelSky Technology (Japan) Limited, which are limited liability companies incorporated and operated in Hong Kong, Singapore, Korea and Japan respectively.

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	11,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems

Name	Date of incorporation	Percentage of equity interest held Direct	Percentage of equity interest held Indirect	Issued and fully paid capital *RMB*	Principal activities
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	23,149,285	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services
TravelSky Technology (Hong Kong) Limited ("Hong Kong Company")	December 13, 2000	100%	—	11,385,233	Commercial services

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital *RMB*	Principal activities
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	4,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11,2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xi'an Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
TravelSky Technology (Singapore) Limited ("Singapore Company")	October 21, 2005	100%	—	481,568	Computer hardware and system consulting services
TravelSky Technology (Korea) Limited ("Korea Company")	December 28, 2005	100%	—	403,677	Computer hardware and software development and data network services
TravelSky Technology (Japan) Limited ("Japan Company")	December 16, 2005	100%	—	670,121	Software development and computer equipment maintenance services

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Shanghai TravelSky Information Technology Limited ("Shanghai Company")	July 1, 2008	100%	—	4,000,000	Computer hardware and software development and data network services
Guangzhou TravelSky Information Technology Limited ("Guangzhou Company")	September 28,2008	100%	—	4,000,000	Computer hardware and software development and data network services

During the year, the Company had set up two wholly owned subsidiaries, namely Shanghai Company and Guangzhou Company.

Hong Kong Company had received additional capital contributions in cash from the Company amounting to HKD 9,360,000 (equivalent to approximately RMB 8,202,360) in 2008. As a result, its share capital was increased from HKD 3,000,000 (equivalent to approximately RMB 3,182,873) to HKD 12,360,000 (equivalent to approximately RMB 11,385,233).

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Aviation Cares of Southwest Chengdu,Ltd. ("Xinan Cares")	November 28, 1999	44%	—	2,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited ("Yunnan Cares")	April 1, 2003	40%	—	6,000,000	Computer hardware and software development and technical consulting services
Heilongjiang TravelSky Airport Technology Limited ("Heilongjiang Cares")	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting services
Shanghai Dongmei Aviation Tourism Online Co., Limited ("Shanghai Cares")	September 28, 2003	50%	—	24,800,000	E-commerce, Sales of computers and related parts and provision of network, technical services and economic consulting services
Dalian TravelSky Airport Technology Limited ("Dalian Cares")	January 28, 2005	50%	—	6,000,000	Computer hardware and software development and technical consulting services
Hebei TravelSky Airport Technology Limited ("Hebei Cares")	April 5, 2007	50%	—	3,000,000	Computer hardware and software development and technical consulting services
Guangzhou Airport AirSpan Information Technology Co. Ltd. ("Guangzhou Cares")	December 24, 2007	20%	—	20,000,000	Computer hardware and software development and technical consulting services

2. BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a) Amendments effective in 2008

- The IAS 39, 'Financial instruments: Recognition and measurement', amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to IFRS 7, 'Financial instruments: Disclosures', introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective prospectively from July 1, 2008. This amendment does not have any impact on the Group's financial statements, as the Group has not reclassified any financial assets.

(b) Interpretations effective in 2008 but not relevant for the Group's operation in 2008

- IFRIC - Int 11, 'IFRS 2 — Group and treasury share transactions';
- IFRIC - Int 12, 'Service Concession arrangements'; and
- IFRIC - Int 14, 'IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction'.

(c) Standards, amendments and interpretations to existing standards that are relevant for the Group's existing operations but are not yet effective and have not been early adopted by the Group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2009 or later periods and have not been early adopted by the Group:

- IFRS 8, 'Operating segments', (effective from January 1, 2009). IFRS 8 replaces IAS 14, 'Segment reporting', and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009;

- IAS 1 (Revised), 'Presentation of financial statements' (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply IAS 1 (Revised) from January 1, 2009;

- IAS 27 (Revised), 'Consolidated and separate financial statements' (effective from July 1, 2009).The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The Group will apply IAS 27 (Revised) from January 1, 2010;

- IFRS 1 (Amendment), 'First time adoption of IFRS' and IAS 27 'Consolidated and separate financial statements' (effective from July 1, 2009). The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The Company will apply IAS 27 (Amendment) prospectively from January 1, 2010 in its separate financial statements;

- IFRS 3 (Revised), 'Business combinations' (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (Revised) prospectively to all business combinations from January 1, 2010; and

- IASB's annual improvements project published in May 2008

  — IAS 1 (Amendment), 'Presentation of financial statements' (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, 'Financial instruments: Recognition and measurement' are examples of current assets and liabilities respectively. The Group will apply the IAS 1 (Amendment) from January 1, 2009;

— IAS 28 (Amendment), 'Investments in associates' (and consequential amendments to IAS 32, 'Financial Instruments: Presentation' and IFRS 7, 'Financial instruments: Disclosures') (effective from January 1, 2009). An investment in associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Group will apply the IAS 28 (Amendment) to impairment tests related to investment in associates and any related impairment losses from January 1, 2009;

— IAS 36 (Amendment), 'Impairment of assets' (effective from January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the IAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from January 1, 2009;

— IAS 38 (Amendment), 'Intangible assets' (effective from January 1, 2009). A prepayment may only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group will apply the IAS 38 (Amendment) from January 1, 2009;

— There are a number of minor amendments to IFRS 7, 'Financial instruments: Disclosures', IAS 8, 'Accounting policies, changes in accounting estimates and errors', IAS 10, 'Events after the balance sheet date', IAS 18, 'Revenue' and IAS 34, 'Interim financial reporting' which are not addressed above.

The Group will assess the impact of these standards, amendments and interpretations on the consolidated financial statements.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to December 31.

(i) *Merger accounting for common control combination*

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised in consideration for goodwill or excess of acquirers' interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever is shorter.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognised as expense in the year in which they are incurred.

(ii) *Subsidiaries*

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used for acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 3(f)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

(iii) *Transactions with minority interests*

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iv) *Associated companies*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The Group's share of its associates' post-acquisition profits or losses is recognised in the consolidated income statement, and its share of postacquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in companies are recognized in the consolidated income statement.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses (Note 3(f)). The results of associated companies are accounted for by the Company on the basis of dividends received and receivables.

(b) **Foreign currencies**

(i) *Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi, which is the Company's functional and presentation currency.

(ii) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses are presented in the consolidated income statement within 'finance income or cost'.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(iii) *Group companies*

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

(c) **Property, plant and equipment**

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in increase in the future economic benefits expected to be obtained from the use of the asset and the cost of the asset can be measured reliably, the expenditure is capitalized.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years
Leasehold improvements	Over the lease term

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3(f)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(d) **Intangible assets**

Intangible assets mainly represent purchased computer software.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight line basis over 3 years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(e) **Research and development costs**

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale;
- Management intends to complete the intangible asset and use or sell it;
- There is an ability to use or sell the intangible asset;
- It can be demonstrated how the intangible asset will generate probable future economic benefits;
- Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed 5 years. During the year ended December 31, 2008, no development costs were capitalized as they did not meet all the criteria listed above (2007: nil).

(f) **Impairment of investments in subsidiaries, associates and non-financial assets**

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(g) **Financial assets**

The group classifies its financial assets in the following categories: at fair value through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at their initial recognition.

(i) *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets.

(ii) *Held-to-maturity financial assets*

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted for two full annual reporting periods and reclassified as available-for-sale. Held-to-maturity financial assets are included in noncurrent assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(iii) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group's loans and receivables comprise 'trade and other receivables' and 'cash and cash equivalents' in the balance sheet.

(iv) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statements. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statements in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statements when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss, while translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and nonmonetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in income statements.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statements as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statements as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in income statements - is removed from equity and recognised in the income statements. Impairment losses recognised in the income statements on equity instruments are not reversed through the income statements. Impairment testing of accounts receivable is described in Note 3(j).

(h) **Operating leases (as the lessee)**

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases (net of any incentives received from the lessor) are charged to expense based on the straight-line method over the period of the leases.

(i) **Inventories**

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at lower of cost and net realizable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(j) **Accounts receivable**

Accounts receivable is recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the accounts receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the provision is recognized in the income statement. When an accounts receivable is uncollectible, it is written off against the allowance account for account receivables. Subsequent recoveries of amounts previously written off are credited against expenses in the income statement.

(k) **Cash and cash equivalents**

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

(l) **Accounts payables**

Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(m) **Taxation**

(i) *Current income tax*

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii) *Deferred income taxation*

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of an asset or liability and its carrying amount in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the

deductible temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(iii) *Other tax*

Other tax liabilities are provided in accordance with the regulations issued by the government authorities.

(n) **Employee benefits**

(i) *Pension*

The full-time employees of the Group are covered by government-sponsored pension plan under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans.

Starting from January 1, 2007, the Company implemented an additional supplementary pension scheme, which is funded through the insurance company.

Under these plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

(ii) *Other employee benefits*

All Chinese employees of the Group participate in employee social security plans, including medical, housing and other welfare benefits, organized and administered by the government authorities. Other than the welfare benefits provided by these social security plans as disclosed, the Group has no material commitments to employees.

According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Group are calculated based on percentages of the total salary of employees, subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are expensed as incurred.

(o) Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provision reflecting the passage of time is recognized as interest expense.

(p) **Revenue recognition**

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, sales discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

- Revenue for aviation information technology services is recognized when the services are rendered;

- Revenue for data network services is recognized when the services are rendered;

- Sale of equipment is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer;

- Revenue for equipment installation project is recognized by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of expenses recognized that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income;

- Interest income is recognized on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and

- Dividend income is recognized when the right to receive payment is established.

(q) **Dividend distribution**

Dividend distribution to the Company's equity holders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(r) **Share Capital**

Ordinary shares are classified as equity. Mandatory redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to the Company's equity holders.

(s) **Segment Reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) **Depreciation of property, plant and equipment**

The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that

the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 3(c) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

(b) **Impairment of assets**

At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

(c) **Fair value**

The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, prepayments, other current assets, accounts payable, accrued liabilities and other current liabilities by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future values will change if there are changes in the estimated market interest rate.

(d) **Income taxes**

The Group is subject to income taxes in both PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. REVENUES

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2008	2007
	RMB'000	*RMB'000*
After charging:		
Depreciation	299,282	229,510
Amortization of intangible assets	6,775	7,427
Amortization of leasehold improvements	6,890	6,174
Loss on disposal of property, plant and equipment	384	6,039
Provision for impairment of receivables	6,291	1,747
Cost of equipment sold	27,761	53,093
Contributions to defined contribution pension scheme	38,311	40,963
Auditors' remuneration	1,938	2,616
Exchange loss	4,904	20,816
Contribution to housing fund	16,129	12,439
Research and development expenses	295,725	264,024
After crediting:		
Interest income	(82,609)	(69,512)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(1) Directors' and supervisors' emoluments

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2008 (tax inclusive):

	Year ended December 31, 2008					
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Executive directors						
Mr. Xu Qiang * *(Chairman) (i)*	—	—	—	—	—	—
Mr. Cui Zhixiong * *(ii)*	—	—	—	—	—	—
Mr. Xiao Yinhong *(ii)*	—	—	199	255	41	495
Mr. Zhu Xiaoxing	—	—	206	266	44	516
Mr. Ding Weiping *(iv)*	—	—	101	315	41	457
Mr. Song Jinxiang *(iv)*	—	—	92	305	38	435
Non-Executive Directors						
Mr. Wang Quanhua *	—	—	—	—	—	—
Mr. Luo Chaogeng *	—	—	—	—	—	—
Mr. Gong Guokui *	—	—	—	—	—	—
Mr. Rong Gang *	—	—	—	—	—	—
Mr. Sun Yongtao *	—	—	—	—	—	—
Mr. Liu Dejun *	—	—	—	—	—	—
Mr. Xia Yi *	—	—	—	—	—	—
Mr. Song Jian *	—	—	—	—	—	—
Mr. Zhu Yong * *(iii)*	—	—	—	—	—	—
Independent Non-Executive directors						
Mr. Yick Wing Fat, Simon	120	—	—	—	—	120
Mr. Chua Keng Kim	120	—	—	—	—	120
Mr. Yuan Yaohui	120	—	—	—	—	120
Supervisors						
Ms. Li Xiaojun *	—	—	—	—	—	—
Ms. Du Hongying *	—	—	—	—	—	—
Mr. Jing Gongbin *	—	—	—	—	—	—
Mr. Zhang Yakun *	—	—	—	—	—	—
Mr. Yu Yanbin *	—	—	—	—	—	—
Ms. Gao Jingping (Staff Representative Supervisor)	—	—	191	244	42	477
Ms. Wang Xiaomin (Staff Representative Supervisor)	—	—	93	269	39	401
Mr. Zhang Xin (Staff Representative Supervisor)	—	—	77	131	32	240
Mr. Rao Geping (Independent Supervisor)	50	—	—	—	—	50

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2007 (tax inclusive):

Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	Year ended December 31, 2007					
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Mr. Zhu Yong *	—	—	—	—	—	—
Executive directors						
Mr. Zhu Xiaoxing	—	—	210	277	21	508
Mr. Ding Weiping	—	—	96	385	21	502
Mr. Song Jinxiang	—	—	96	385	21	502
Non-Executive Directors						
Mr. Wang Quanhua *	—	—	—	—	—	—
Mr. Cao Jianxiong *	—	—	—	—	—	—
Mr. Luo Chaogeng * *(v)*	—	—	—	—	—	—
Mr. Gong Guokui *	—	—	—	—	—	—
Mr. Rong Gang *	—	—	—	—	—	—
Mr. Sun Yongtao *	—	—	—	—	—	—
Mr. Liu Dejun *	—	—	—	—	—	—
Mr. Xia Yi *	—	—	—	—	—	—
Mr. Song Jian *	—	—	—	—	—	—
Independent Non-Executive directors						
Mr. Yick Wing Fat, Simon	120	—	—	—	—	120
Mr. Chow Kwok Wah, James	50	—	—	—	—	50
Mr. Chua Keng Kim *(v)*	70	—	—	—	—	70
Mr. Yuan Yaohui	120	—	—	—	—	120
Supervisors						
Ms. Li Xiaojun *	—	—	—	—	—	—
Ms. Du Hongying *	—	—	—	—	—	—
Mr. Jing Gongbin *	—	—	—	—	—	—
Mr. Zhang Yakun *	—	—	—	—	—	—
Mr. Yu Yanbin *	—	—	—	—	—	—
Ms. Gao Jingping (Staff Representative Supervisor) *(iv)*	—	—	188	244	21	453
Ms. Wang Xiaomin (Staff Representative Supervisor) *(iv)*	—	—	88	333	21	442
Mr. Zhang Xin (Staff Representative Supervisor)	—	—	72	182	21	275
Mr. Rao Geping (Independent Supervisor)	50	—	—	—	—	50

* *These directors and supervisors are employees of the shareholders of the Company or their subsidiaries, and obtain emoluments from them. No appropriation has been made as the directors of the Company considered it is impracticable to apportion this amount between their services to the Group and the parent of the Company or their subsidiaries.*

(i) Appointed on May 20, 2008

(ii) Appointed on October 17, 2008

(iii) Resigned on May 20, 2008

(iv) Resigned on October 17, 2008

(v) Appointed on June 5, 2007

During the year ended December 31, 2008, no director had waived or agreed to waive any emolument (2007: nil). No emolument was paid to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office (2007: nil).

(2) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2007: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2007: two) individuals during the year are as follows:

	2008	**2007**
	RMB'000	*RMB'000*
Basic salaries and allowances	574	281
Bonuses	732	629
Retirement benefits	125	42
	1,431	952

The annual emoluments paid during the year ended December 31, 2008 to each of the directors (included in the five highest paid employees) fell within the band from RMB nil to RMB 1 million (2007: from RMB nil to RMB 1 million).

8. RETIREMENT BENEFITS

All the full time employees of the Group are covered by state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate

of 20% of the employees' basic salaries subject to certain ceiling for the year ended December 31, 2008 (2007: 20%). The contributions to the pension scheme made by the Group for the year ended December 31, 2008 amounted to approximately RMB 25,233,000 (2007: RMB 21,173,000). This amount was recorded in personnel expenses.

In addition, starting from January 1, 2007, a supplementary defined contribution pension plan managed by an insurance company was established. The one time entrance contribution and the annual contributions to this plan made by the Group for the year ended December 31, 2007 amounted to approximately RMB 14,000,000 and RMB 5,790,000 respectively. The annual contributions to this plan made by the Group for the year ended December 31, 2008 amounted to approximately RMB 13,078,000. These amounts were recorded in personnel expenses.

Under these schemes, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

9. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to this state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions made by the Group to the housing fund for the year ended December 31, 2008 amounted to approximately RMB 16,129,000 (2007: RMB 12,439,000). This amount was recorded in personnel expenses.

As of December 31, 2008, the total number of employees of the Group was 2,940 (2007: 2,629).

10. TAXATION

Income Tax

	2008	**2007**
	RMB'000	*RMB'000*
Current tax		
— PRC enterprise income tax expenses	37,900	77,692
— Overseas income tax expenses	869	1,349
Deferred tax	2,511	(9,100)
	41,280	69,941

Taxation of the Group except for Hong Kong Company, Singapore Company, Japan Company, and Korea Company is provided based on the tax laws and regulations applicable to PRC enterprises.

The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes. Taxation on overseas profit has been calculated on the assessable profit for the year at the rates of taxation prevailing in the locations in which the Group operates.

The Corporate Income Tax Law of the People's Republic of China ("new CIT Law") was implemented since January 1, 2008 as approved by the National People's Congress on March 16, 2007. The new CIT Law unified the income tax rate of enterprises in China to 25%, starting from January 1, 2008.

Enterprises recognized as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

The Company's subsidiaries in PRC are entitled to different tax rates, ranging from 15% to 25% under the new CIT Law.

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	2008	**2007**
	RMB'000	*RMB'000*
Profit before taxation	618,045	718,591
Weighted average statutory tax rate	25%	33%
Tax calculated at domestic tax rates applicable to profits in the respective countries	154,031	237,135
Non-taxable income	(300)	(450)
Tax refund (i)	(30,114)	(30,180)
Non-deductible expense	4,395	2,830
Effect of preferential tax rates	(86,732)	(139,394)
Tax charge	41,280	69,941

(i) **Tax refund**

In addition to being approved as a "High and New Technology Enterprise", the Company was also approved and certified by relevant authorities as an "Important Software Enterprise" for the year 2006, 2007 and 2008 which allows the Company to enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid by the Company at the rate of 15% over this preferential income tax rate of 10% should be recognised in the year which the Company obtained its "Important Software Enterprise" certification.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2006 and 2007 in 2007 and 2008 respectively and hence had recognised the corresponding tax refund of approximately RMB 30,180,000 and RMB 30,114,000 in 2007 and 2008 respectively.

The Company obtained its "Important Software Enterprise" approval and certification from the relevant authorities for 2008 in December 2008. Accordingly, the Company had accrued its income tax expenses for 2008 based on this preferential income tax rate of 10% in the current year's financial statements.

Business Taxes

The Group is subject to business taxes on its service revenues:

Aviation information technology service and data network services	3%
Technical support services	5%

Value-Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiaries, InfoSky are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

11. DIVIDENDS DISTRIBUTION

The shareholders in the annual general meeting on May 20, 2008 approved the final dividend in respect of 2007 of RMB 0.13 per share amounting to a total of RMB 230,920,950. The amount was accounted for in shareholders' equity as an appropriation of retained earnings in 2008.

As at March 27, 2009, the Board recommended the distribution of a final dividend of RMB 206,850,000 and a special dividend of RMB 156,000,000 cash, aggregating to RMB 362,850,000 (RMB0.186 per share) for Year 2008. The total number of shares in issue which entitle the receipt of those dividends are 1,950,806,393 shares. The proposed final dividend and special dividend distribution is subject to shareholders' approval in their next annual general meeting of the Company and will be recorded in the Group's financial statements for the year ending December 31, 2009.

12. EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2008 and December 31, 2007 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB 560,109,000 and RMB 630,989,000, by 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2008 and 2007.

13. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Leasehold improvement	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
As at January 1, 2007	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
Purchases	49,989	545,872	7,876	5,201	—	5,605	614,543
Disposals/write off	—	(167,023)	(491)	(542)	(161)	—	(168,217)
As at December 31, 2007	111,195	2,017,486	45,040	43,144	3,000	19,649	2,239,514
Transfer upon completion	3,000	—	—	—	(3,000)	—	—
Purchases	1,920	131,408	4,350	8,889	—	3,197	149,764
Disposals/write off	—	(12,514)	(3,431)	(1,661)	—	—	(17,606)
As at December 31, 2008	116,115	2,136,380	45,959	50,372	—	22,846	2,371,672
Accumulated depreciation							
As at January 1, 2007	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
Charge for the year	(3,162)	(212,761)	(4,725)	(8,862)	—	(6,174)	(235,684)
Disposals/write off	—	160,474	433	450	—	—	161,357
As at December 31, 2007	(15,388)	(1,126,814)	(25,752)	(29,566)	—	(8,846)	(1,206,366)
Charge for the year	(5,705)	(273,983)	(5,523)	(14,071)	—	(6,890)	(306,172)
Disposals/write off	—	11,998	3,161	1,581	—	—	16,740
As at December 31, 2008	(21,093)	(1,388,799)	(28,114)	(42,056)	—	(15,736)	(1,495,798)
Net book value							
As at December 31, 2007	95,807	890,672	19,288	13,578	3,000	10,803	1,033,148
As at December 31, 2008	95,022	747,581	17,845	8,316	—	7,110	875,874

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Leasehold improvement	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2007	32,893	1,625,438	23,211	28,328	12,443	1,722,313
Purchases	33,590	544,509	6,758	2,912	5,140	592,909
Disposals/write off	—	(164,442)	—	—	—	(164,442)
As at December 31, 2007	66,483	2,005,505	29,969	31,240	17,583	2,150,780
Purchases	—	129,010	1,805	6,239	3,112	140,166
Disposals/write off	—	(9,637)	(2,333)	—	—	(11,970)
As at December 31, 2008	66,483	2,124,878	29,441	37,479	20,695	2,278,976
Accumulated depreciation						
As at January 1, 2007	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
Charge for the year	(1,595)	(211,812)	(2,814)	(7,284)	(5,266)	(228,771)
Disposals/write off	—	157,978	—	—	—	157,978
As at December 31, 2007	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
Charge for the year	(3,224)	(272,872)	(3,653)	(12,079)	(6,592)	(298,420)
Disposals/write off	—	9,334	2,263	—	—	11,597
As at December 31, 2008	(10,130)	(1,381,801)	(16,855)	(34,336)	(13,903)	(1,457,025)
Net book value						
As at December 31, 2007	59,577	887,242	14,504	8,983	10,272	980,578
As at December 31, 2008	56,353	743,077	12,586	3,143	6,792	821,951

14. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost				
As at January 1	62,696	53,414	56,441	47,586
Additions	6,903	9,282	6,152	8,855
As at December 31	69,599	62,696	62,593	56,441
Accumulated amortization				
As at January 1	(50,872)	(43,445)	(46,425)	(39,678)
Amortization for the year	(6,775)	(7,427)	(6,039)	(6,747)
As at December 31	(57,647)	(50,872)	(52,464)	(46,425)
Net book value				
As at December 31	11,952	11,824	10,129	10,016

The intangible assets of the Group and the Company represent computer software acquired.

15. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Investments, at cost:	—	—	53,709	37,507

A list of the Company's subsidiaries is shown in Note 1.

16. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2008	2007	2008	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Beginning of the year	85,996	68,343	27,290	21,790
Share of profit	17,969	12,991	—	—
Dividend received from associated companies	(300)	(838)	—	—
Additional capital contribution	—	5,500	—	5,500
End of the year	103,665	85,996	27,290	27,290

A list of the Group's associates is shown in Note 1. The Group's interest in its principal associates, all of which are unlisted, were as follows:

	Total assets	Total liabilities	Revenues	Profit attributable to equity holders
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
2007	111,321	25,325	346,305	12,991
2008	135,009	31,344	306,681	17,969

17. FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the line items below:

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Assets as per balance sheet:				
Accounts receivable *(Note 22)*	160,735	141,565	118,402	110,242
Due from related parties *(Note 23)*	740,610	389,561	731,227	381,573
Due from subsidiaries, net *(Note 24)*	—	—	20,290	24,982
Due from associated companies *(Note 25)*	6,556	6,308	4,291	6,308
Interest receivable and other current assets *(Note 26)*	37,227	47,916	28,321	37,519
Short-term bank deposits *(Note 27)*	2,274,728	1,843,949	2,168,228	1,757,949
Cash and cash equivalents *(Note 28)*	840,733	1,209,152	737,985	1,111,519
Loans and receivables	4,060,589	3,638,451	3,808,744	3,430,092
Held-to-maturity financial assets *(Note 19)*	—	100,000	—	100,000
Total	4,060,589	3,738,451	3,808,744	3,530,092

18. DEFERRED INCOME TAX

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred tax assets:				
— Deferred tax assets to be recovered after more than 12 months	4,780	6,539	4,780	6,539
— Deferred tax assets to be recovered within 12 months	1,989	2,690	1,194	1,523
	6,769	9,229	5,974	8,062
Deferred tax liabilities:				
— Deferred tax liabilities to be settled within 12 months	(180)	(129)	—	—
	(180)	(129)	—	—

The net movement on the deferred income tax accounts is as follow:

The Group:

	Depreciation and Amortization	Provision and Others	Total
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2007	—	—	—
Recognised in the income statement	7,647	1,453	9,100
As at December 31, 2007	7,647	1,453	9,100
Recognised in the income statement	(1,583)	(928)	(2,511)
As at December 31, 2008	6,064	525	6,589

The Company:

	Depreciation and Amortization	Provision and Others	Total
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2007	—	—	—
Recognised in the income statement	7,614	448	8,062
As at December 31, 2007	7,614	448	8,062
Recognised in the income statement	(1,640)	(448)	(2,088)
As at December 31, 2008	5,974	—	5,974

19. HELD-TO-MATURITY FINANCIAL ASSETS

At December 31, the Company and the Group had the following held-to-maturity financial assets:

	Interest rate and maturity	2008	2007
		RMB'000	*RMB'000*
Treasury bonds	3% per annum with matured and realised in December 2008	—	100,000

20. OTHER LONG-TERM ASSETS

At December 31, other long-term assets of the Company and the Group mainly comprised long-term rental deposits.

21. INVENTORIES

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Equipment for sale	9,390	9,009	—	2,632
Spare parts	9	77	—	—
Others	584	261	—	—
Total	9,983	9,347	—	2,632
Provision for impairment of inventories (Equipment for sale)	(106)	(106)	—	—
	9,877	9,241	—	2,632

No inventories have been pledged as security for borrowings by the Group or the Company.

22. ACCOUNTS RECEIVABLE, NET

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Accounts receivable	171,851	146,390	128,027	113,797
Provision for impairment of receivables	(11,116)	(4,825)	(9,625)	(3,555)
Accounts receivable, net	160,735	141,565	118,402	110,242

The payment period is normally within six months after the services are rendered.

The carrying amounts of the Group's accounts receivable approximated its fair value as at December 31, 2008 because of the short-term maturities of these receivables.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable. The Group does not hold any collateral as security.

As of December 31, 2008 and 2007, the ageing analysis of the accounts receivable was as follows:

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	126,295	126,837	105,638	108,850
Over 6 months but within 1 year	21,426	6,390	10,781	1,490
Over 1 year but within 2 years	15,878	4,578	9,358	1,008
Over 2 years but within 3 years	868	1,247	285	1,062
Over 3 years	7,384	7,338	1,965	1,387
Accounts receivable	171,851	146,390	128,027	113,797
Provision for impairment of receivables	(11,116)	(4,825)	(9,625)	(3,555)
Accounts receivable, net	160,735	141,565	118,402	110,242

As of December 31, 2008, accounts receivable of RMB 17,747,000 (2007: RMB 8,656,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these accounts receivable is as follows:

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Over 6 months but within 1 year	10,645	4,900	—	—
Over 1 year but within 2 years	6,519	3,571	—	—
Over 2 years but within 3 years	583	185	—	—
	17,747	8,656	—	—

As of December 31, 2008, accounts receivable of RMB 27,809,000 (2007: RMB 10,897,000) were impaired. The amount of the provision was RMB 11,116,000 as of December 31, 2008 (2007: RMB 4,825,000). It was assessed that a portion of the receivables is expected to be recovered. The ageing analysis of these receivables is as follows:

	The Group		**The Company**	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Over 6 months but within 1 year	10,781	1,490	10,781	1,490
Over 1 year but within 2 years	9,359	1,007	9,358	1,008
Over 2 years but within 3 years	285	1,062	285	1,062
Over 3 years	7,384	7,338	1,965	1,387
	27,809	10,897	22,389	4,947

The movement of provision for impairment of receivables is as follows:

	The Group		**The Company**	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at beginning of year	4,825	3,078	3,555	2,872
Provision	6,291	1,747	6,070	683
Balance at end of year	11,116	4,825	9,625	3,555

The carrying amounts of the accounts receivable are denominated in the following currencies:

	The Group		**The Company**	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB	80,772	47,353	52,541	26,946
HKD denominated	17,587	7,430	11,485	4,629
USD denominated	70,267	87,502	60,862	78,159
Others	3,225	4,105	3,139	4,063
	171,851	146,390	128,027	113,797

23. DUE FROM RELATED PARTIES, NET

	The Group		The Company	
	2008	2007	2008	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	587,667	377,452	579,699	370,852
Over 6 months but within 1 year	151,166	10,796	151,020	10,721
Over 1 year but within 2 years	1,739	7,055	508	5,779
Over 2 years but within 3 years	5,799	1,895	5,779	1,858
Over 3 years	8,904	7,028	8,886	7,028
Due from related parties	755,275	404,226	745,892	396,238
Provision for impairment of receivables	(14,665)	(14,665)	(14,665)	(14,665)
Due from related parties, net	740,610	389,561	731,227	381,573

These balances are trade related, interest free, unsecured and generally repayable within six months.

As of December 31, 2008, due from related parties of RMB 152,943,000 (2007: RMB 12,109,000) were past due but not impaired. These relate to a number of customers for whom there is no recent history of default. The ageing analysis of these receivables are as follows:

	The Group		The Company	
	2008	2007	2008	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Over 6 months but within 1 year	151,166	10,796	151,020	10,721
Over 1 year but within 2 years	1,739	1,276	508	—
Over 2 years but within 3 years	20	37	—	—
Over 3 years	18	—	—	—
	152,943	12,109	151,528	10,721

As of December 31, 2008, due from related parties of RMB 14,665,000 (2007: RMB 14,665,000) were impaired. The amount of the provision was RMB 14,665,000 as of December 31, 2008 (2007: RMB 14,665,000) for the estimated losses resulting from the disagreement on services and payments. The ageing analysis of the receivable is as follows:

	The Group		The Company	
	2008	2007	2008	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Over 6 months but within 1 year	—	—	—	—
Over 1 year but within 2 years	—	5,779	—	5,779
Over 2 years but within 3 years	5,779	1,858	5,779	1,858
Over 3 years	8,886	7,028	8,886	7,028
	14,665	14,665	14,665	14,665

24. DUE FROM SUBSIDIARIES, NET

	The Group		The Company	
	2008	2007	2008	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	—	—	9,193	7,111
Over 6 months but within 1 year	—	—	645	3,210
Over 1 year but within 2 years	—	—	1,044	5,751
Over 2 years but within 3 years	—	—	5,716	2,293
Over 3 years	—	—	11,503	14,428
Total	—	—	28,101	32,793
Provision for impairment of receivables	—	—	(7,811)	(7,811)
Due from subsidiaries, net	—	—	20,290	24,982

These balances are trade related, interest free, unsecured and generally repayable on demand.

25. DUE FROM ASSOCIATED COMPANIES

These balances are trade related, interest free, unsecured and generally repayable within one year.

26. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2008	2007	2008	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Advance payments	105,515	35,822	101,282	32,460
Interest receivable	22,461	34,046	22,255	34,046
Prepaid expenses	12,900	18,661	12,900	18,661
Other current assets	14,766	13,870	6,066	3,473
Total	155,642	102,399	142,503	88,640

27. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2008	2007	2008	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB	2,186,500	1,666,000	2,080,000	1,580,000
HKD denominated	88,228	177,949	88,228	177,949
	2,274,728	1,843,949	2,168,228	1,757,949

The annual interest rate on short-term bank deposits ranges from 1.98% to 4.14% (2007: 2.52% to 4.80%) and these deposits have a maturity period ranging from 6 to 12 months (2007: 6 to 24 months).

28. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash				
RMB	512	60	293	20
HKD denominated	32	34	—	—
Others	39	5	—	—
	583	99	293	20
Demand deposits				
RMB	765,019	1,094,216	717,896	1,051,485
USD denominated	47,227	78,280	14,618	45,797
HKD denominated	22,469	31,640	5,178	14,217
Others	5,435	4,917	—	—
	840,150	1,209,053	737,692	1,111,499
Total cash and cash equivalents	840,733	1,209,152	737,985	1,111,519

29. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Accounts payable	91,565	180,255	71,781	163,835
Accrued departure technology support fees	192,435	100,443	192,435	100,442
Accrued technical support fees	10,124	17,245	9,323	15,902
Accrued network usage fees	35,669	45,113	35,669	45,113
Accrued bonuses and staff cost	30,043	49,189	28,001	46,060
Other taxes payable (i)	7,769	30,459	7,131	29,935
Other liabilities	63,368	47,508	57,302	41,212
Total	430,973	470,212	401,642	442,499

At December 31, 2008, approximately RMB 92,825,000 of the above balances were denominated in US dollars (2007: RMB 141,607,000).

The ageing analysis of accounts payable and accrued liabilities are as follows:

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	14,019	133,228	5,314	124,746
Over 6 months but within 1 year	18,900	13,078	14,029	11,231
Over 1 year but within 2 years	41,845	7,884	39,133	4,630
Over 2 years but within 3 years	6,677	17,481	3,181	14,644
Over 3 years	10,124	8,584	10,124	8,584
Total accounts payable	91,565	180,255	71,781	163,835
Accrued liabilities and other liabilities	339,408	289,957	329,861	278,664
Total	430,973	470,212	401,642	442,499

(i) **Other taxes payables**

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Business tax payable	5,595	24,959	4,738	24,034
VAT payable	(693)	(977)	(70)	(73)
Other	2,867	6,477	2,463	5,974
Total	7,769	30,459	7,131	29,935

30. DUE TO RELATED PARTIES

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	15,000	14,069	14,453	14,069
Over 6 months but within 1 year	—	—	—	—
Over 1 year but within 2 years	3,711	—	3,711	—
Over 2 years but within 3 years	—	5,424	—	4,934
Over 3 years	25,837	20,467	16,464	11,530
Total	44,548	39,960	34,628	30,533

These balances comprised mainly dividend payables and service fee payable.

31. PAID-IN CAPITAL

As of December 31, 2008, all issued shares are registered and fully paid, divided into 1,776,315,000 shares (2007: 1,776,315,000 shares) of RMB 1.00 each, comprised of 1,154,607,000 Domestic Shares and 621,708,000 H Shares (2007:1,154,607,000 Domestic Shares and 621,708,000 H Shares).

	2008	**2008**
	Number of shares	**Amount**
	'000	*RMB'000*
Authorized:		
Domestic Shares of RMB 1 each	1,154,607	1,154,607
H Shares of RMB 1 each	621,708	621,708
Total shares of RMB 1 each	1,776,315	1,776,315
Issued and fully paid:		
Domestic Shares of RMB 1 each	1,154,607	1,154,607
H Shares of RMB 1 each	621,708	621,708
Total shares of RMB 1 each	1,776,315	1,776,315

32. **RESERVES**

	Capital Surplus	Statutory Surplus Reserve Fund	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Group					
Balance as at January 1, 2007	1,194,956	477,582	394,725	(1,151)	2,066,112
Transfer to paid-in capital *(i)*	(888,157)	—	—	—	(888,157)
Transfer from retained earnings	—	36,847	83,699	—	120,546
Currency translation differences	—	—	—	(1,667)	(1,667)
Balance as at December 31, 2007	306,799	514,429	478,424	(2,818)	1,296,834
Transfer from retained earnings	—	53,732	118,357	—	172,089
Currency translation differences	—	—	—	(1,971)	(1,971)
Balance as at December 31, 2008	306,799	568,161	596,781	(4,789)	1,466,952

	Capital Surplus	Statutory Surplus Reserve Fund	Discretionary Surplus Reserve Fund	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
The Company				
Balance as at January 1, 2007	1,194,956	472,960	394,307	2,062,223
Transfer to paid-in capital *(i)*	(888,157)	—	—	(888,157)
Transfer from retained earnings	—	41,469	84,117	125,586
Balance as at December 31, 2007	306,799	514,429	478,424	1,299,652
Transfer from retained earnings	—	53,732	118,357	172,089
Balance as at December 31, 2008	306,799	568,161	596,781	1,471,741

(i) At the annual general meeting and class meetings of the Company held on June 5, 2007, a resolution was passed for the bonus issue of 888,157,500 new ordinary shares at par value of RMB 1 per share to the equity holders of the Company on the basis of one bonus share for one existing share, by conversion of reserve amounting to RMB 888,157,500 into paid in capital. As a result, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. The new shares rank pari passu in all respect with the existing shares.

33. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In the year ended December 31, 2008, according to the Company Law of PRC, related regulations, and the Articles of Association of the Company, the distributable net profit after taxation and minority interest is distributed in the following order:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) appropriation to the distribution of dividends for ordinary shares.

The Company is required to allocate at least 10% of its net profit to statutory surplus reserve fund until the cumulative amounts reach 50% of the paid in capital under the Company Law of PRC.

The appropriation to the discretionary surplus reserve fund for the year ended December 31, 2007 was approved in the annual general meeting held on May 20, 2008. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2008.

The proposed appropriation of RMB 103,967,000 to the discretionary surplus reserve fund for the year ended December 31, 2008 is subject to shareholders' approval at the forthcoming annual general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2009.

After the appropriations mentioned above, the retained earnings available for dividend distribution as at December 31, 2008 was approximately RMB 1,108,252,000 (2007: RMB 959,553,000).

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB 519,837,000 (2007: RMB 591,783,000) for the year ended December 31, 2008.

34. CASH GENERATED FROM OPERATING ACTIVITIES

	2008	2007
	RMB'000	*RMB'000*
Profit before taxation	618,045	718,591
Adjustments for:		
Depreciation and amortization	312,947	243,111
Loss on disposal of property, plant and equipment	384	6,039
Interest income	(82,609)	(69,512)
Provision for impairment of receivables	6,291	1,747
Share of results from associated companies	(17,969)	(12,991)
Foreign exchange loss	4,904	19,149
Decrease (increase) in current assets:		
Accounts receivable	(25,461)	(58,430)
Inventories	(636)	(4,743)
Prepayments and other current assets	4,782	(5,370)
Due from related parties/associated companies	(351,297)	(95,526)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	54,838	33,728
Deferred revenue	(2,112)	2,726
Due to related parties	4,265	11,713
Cash generated from operations	526,372	790,232

35. FINANCIAL RISK MANAGEMENT

- **Financial risk factors**

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department, following the overall directions determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(i) *Foreign currency risk*

The Group's functional currency is RMB. Majority of transactions are conducted in RMB except for certain commercial transactions with foreign airlines and purchases of machinery and equipment from overseas suppliers. The Group manages the foreign exchange risks by performing regular reviews of the Group's net foreign exchange exposure.

The Group's exposure to foreign exchange risk relates principally to its accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables denominated in foreign currencies. Analysis of these assets and liabilities by currency are disclosed in Notes 22, 28, 27, and 29 respectively.

As at December 31, 2008, if RMB had strengthened/weakened by 5% against US$ and HK$ with all other variables held constant, which were considered reasonably possible at each of the dates by management, the profit for the years ended 31 December 2008 would have been approximately RMB 7,282,000 lower/higher, mainly as a result of foreign exchange differences on translation of US$ and HK$ denominated accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables.

(ii) *Interest rate risk*

The Group's interest-bearing assets are mainly represented by cash and cash equivalents, bank deposits and treasury bonds. Interest income is approximately RMB 82,609,000 (2007: RMB 69,512,000). Apart from this, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates and maturities of the Group's short-term bank deposits and treasury bonds are disclosed in Notes 27 and Note 19.

The Group has no significant borrowing and non-current liabilities at December 31, 2008 and do not has significant exposure to changes in interest rates.

(iii) *Credit risk*

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, accounts receivables, and due from related parties. The carrying amounts of these current assets represent the Group's maximum exposure to credit risk in relation to financial assets.

As a substantial portion of these revenues was generated from the shareholders of the Company, the amount due from related parties balances are trade related, and the counterparties mainly comprise the domestic airlines. Most of these domestic airlines are stated-owned enterprises with good repayment history. There was no material default of the balances in the past. Approximately 71% (2007: 62%) of the total amount due from related parties was due from the top 3 customers of the Group: China Southern Airlines Company Limited, China Eastern Airlines Corporation Limited, and Air China Limited.

The Group has policies to ensure that the bank balances are placed with the banks with good reputation and credit quality. The Group also performs evaluation of credit quality of the banks periodically. Approximately 64% (2007: 67%) of the total bank balances were concentrated with 4 stated-owned banks as at December 31, 2008.

(iv) *Liquidity risk*

The Group maintains cash and bank deposits to hedge its liquidity risks. At December 31, 2008, approximately 60% of the Group's total assets are in cash and cash equivalents, or short-term deposits (2007: 62%). Directors believe the Group has sufficient cash balances to meet its daily operations requirements and has no significant exposure to liquidity risk.

- **Capital risk management**

The Group's objective is to maintain an optimal capital structure and reduce the cost of capital.

The Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

- **Fair value estimation**

The Group's financial instruments mainly consist of cash and cash equivalents, shortterm bank deposits, accounts receivables, prepayments, due from associated and related parties, treasury bonds, accounts payables, and due to related parties.

The carrying amounts of the Group's financial instruments approximated their fair values as at December 31, 2008 because of the short-term maturities of these instruments.

36. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2008 and 2007. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

37. COMMITMENTS

(a) Capital commitments

At December 31, the Group had the following capital commitments:

	2008	2007
	RMB'000	*RMB'000*
Authorized and contracted for		
— Computer System	15,854	55,720
— Building	—	63,437
Authorized but not contracted for		
— Computer System and others	456,294	661,692
— Land use right and Building	685,000	628,962
Total	1,157,148	1,409,811

The above capital commitments primarily relate to the development of the new generation aviation passenger service system and the construction of new operating centre in Beijing.

At December 31, 2008, approximately RMB 14,431,000 of the above balance were denominated in US dollars (2007: approximately RMB 694,000).

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases:

	2008	2007
	RMB'000	*RMB'000*
Within one year	39,940	58,581
Later than one year but not later than five years	10,877	68,264
Total	50,817	126,845

(c) Equipment maintenance fee commitments

As at December 31, 2008, the Group had equipment maintenance fee commitments of approximately RMB 6,663,000 (2007: RMB 14,417,000).

38. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

(1) Related parties

The major related parties of the Company and the Group are as follows:

Name	Relationship with the Company
China TravelSky Holding Company ("CTHC")	Shareholder of the Company
China Southern Air Holding Company	Shareholder of the Company
China Southern Airlines Company Limited	Subsidiary of a shareholder of the Company
China Eastern Air Holding Company	Shareholder of the Company
China Eastern Airlines Corporation Limited	Subsidiary of a shareholder of the Company
China National Aviation Holding Company	Shareholder of the Company
Air China Limited	Subsidiary of a shareholder of the Company
Xiamen Airlines Company Limited	Shareholder of the Company
China Eastern Airlines Wuhan Company Limited	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
Shenzhen Airlines Company Limited	Shareholder of the Company
Shanghai Airlines Company Limited	Shareholder of the Company
Sichuan Airlines Holding Company	Shareholder of the Company
Sichuan Airlines Company Limited	Subsidiary of a shareholder of the Company
Yunnan Lucky Airlines Company Limited	Subsidiary of a shareholder of the Company
Shandong Airlines Company Limited	Shareholder of the Company
Asia Technology Development Company Limited ("Asia Technology")	Indirect wholly owned subsidiary of a shareholder of the Company
Accounting Center of China Aviation Company Limited ("ACCA")	Subsidiary of a shareholder of the Company

(2) **Related party transactions**

The following is a summary of significant recurring transactions carried out with the Group's related parties:

(i) *Revenue for aviation information technology and data network services, the pricing of which was based on either contractual arrangements or negotiated prices with these related parties with reference to the pricing standards prescribed by Civil Aviation Administration of China ("CAAC") where applicable.*

Name	**2008**	**2007**
	RMB'000	*RMB'000*
China Southern Airlines Company Limited (a)	336,495	347,507
China Eastern Airlines Corporation Limited	253,306	258,585
Air China Limited	239,727	241,469
Hainan Airlines Company Limited	151,594	146,464
Shenzhen Airlines Company Limited (b)	122,233	101,128
China Eastern Airlines Wuhan Company Limited	11,366	14,753
Sichuan Airlines Company Limited	68,071	68,420
Shandong Airlines Company Limited	33,427	33,668
Shanghai Airlines Company Limited	107,714	99,295
Yunnan Lucky Airlines Company Limited	8,679	—

a. Included the transaction amount of its subsidiary, Xiamen Airlines Company Limited.

b. Included the transaction amount of its subsidiary, Kunpeng Airlines Company Limited.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) *Lease of properties from CTHC*

For the year ended December 31, 2008, operating lease rentals for lease of properties from CTHC amounted to RMB 38,608,608 (2007: RMB 38,608,608). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC.

(iii) *Computer software development services provided by Asia Technology.*

For the year ended December 31, 2008, computer software development services provided by Asia Technology amounted to RMB 18,800,000 (2007: RMB 18,800,000). Asia Technology is an indirect wholly owned subsidiary of CTHC. The pricing of computer software development service fee is based on contractual arrangement with Asia Technology.

(3) **Balances with related parties**

Balances due from the related parties mainly comprised:

Name	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
China Southern Airlines Company Limited (a)	281,960	129,108	279,400	126,854
China Eastern Airlines Corporation Limited	125,871	66,214	123,284	63,394
Air China Limited	127,592	52,680	127,330	52,667
Hainan Airlines Company Limited	83,708	45,009	83,707	44,973
Shenzhen Airlines Company Limited (b)	42,019	25,482	38,541	23,314
China Eastern Airlines Wuhan Company Limited	3,274	1,629	3,274	1,290
Sichuan Airlines Company Limited	34,725	45,487	34,495	45,587

a. Included the transaction balance of its subsidiary, Xiamen Airlines Company Limited.

b. Included the transaction balance of its subsidiary, Kunpeng Airlines Company Limited.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

(4) **Amounts due from other major state-owned enterprises**

The balances with other major state-owned banks are as follows:

	The Group		The Company	
	2008	**2007**	**2008**	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Bank balances	2,001,089	2,058,932	1,794,435	1,880,290

The Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they

are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

39. ULTIMATE HOLDING COMPANY

The Directors regard CTHC established in the PRC as being the ultimate holding company.

40. EVENTS AFTER THE BALANCE SHEET DATE

(a) Significant acquisition completed after the year end

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company would acquire from CTHC 100% equity interest in ACCA and the property located in Dongxing Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") at an aggregate consideration of RMB1 billion. Such acquisition proceeded to completion on March 3, 2009 and the consideration was satisfied by the issue and allotment to CTHC 174,491,393 new domestic shares of the Company at a price of HK$6.39 (approximately RMB5.73) per such consideration share upon completion. The related financial impact of the acquisition will be reflected in the financial statements for the year ending December 31, 2009. Management of ACCA is in the process to compile the financial statements prepared in accordance with IFRS.

At present, the total number of issued shares of the Company is 1,950,806,393 shares, comprising 1,329,098,393 domestic shares and 621,708,000 H shares.

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA will be accounted for as a common control business combination (Note 3(a) (i)).

(b) Share repurchase plan

At the extraordinary general meeting and class meetings of the Company held on March 3, 2009, a general mandate to repurchase shares of the Company was approved to be granted to the Directors.

Under the above share repurchase mandate, the Board was authorized to exercise, whether by a single exercise or otherwise, all the powers of the Company to repurchase the overseas listed foreign shares of RMB1 each in issue in the share capital of the Company ("H Shares") on The Stock Exchange of Hong Kong Limited.

The aggregate nominal value of H Shares authorized to be repurchased pursuant to the above mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of the resolutions at the above extraordinary general meeting.

The exercise of the authority was subject to the approvals of PRC related regulations and laws.

The above share repurchase mandate will expire at the forthcoming annual general meeting of the Company.

41. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current year presentation.

42. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 27, 2009.

3. SUMMARY OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED JUNE 30, 2009

The following is a summary of the financial information of the Group for the six months ended June 30, 2009 as extracted from the interim report of the Company for the six months ended June 30, 2009. The ACCA Acquisition was completed on March 3, 2009, and its related financial impact has already been reflected in the interim financial information.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	**As at June 30, 2009 Unaudited**	**As at December 31, 2008** *(Note 4)*
ASSETS			
Non-current assets			
Property, plant and equipment, net	10	989,821	1,004,445
Intangible assets, net		102,336	17,070
Lease prepayment for land use right, net	10	110,584	19,314
Investments in associated companies		105,016	103,665
Other long-term assets		8,961	8,962
Deferred income tax assets		6,768	6,810
		1,323,486	1,160,266
Current assets			
Inventories		4,923	9,877
Accounts receivable, net	11	188,758	164,400
Due from associated companies		10,457	6,556
Due from related parties, net	12	1,070,894	944,759
Income tax receivable		69,553	45,104
Prepayments and other current assets		235,701	313,368
Short-term bank deposits		2,012,538	2,324,728
Cash and cash equivalents		1,941,764	1,326,473
		5,534,588	5,135,265
Total assets		6,858,074	6,295,531
EQUITY			
Capital and reserves attributable to equity holders			
Paid in capital		1,950,806	1,776,315
Reserves	8	2,302,400	2,171,729
Retained earnings			
— Proposed final cash dividend	9	—	362,850
— Others		1,386,428	1,126,290
		5,639,634	5,437,184
Minority interest		104,612	98,810
Total equity		5,744,246	5,535,994
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		180	180
Current liabilities			
Accounts payable and accrued liabilities	13	811,248	696,607
Due to related parties		293,261	47,428
Income tax payable		6,637	12,138
Deferred revenue		2,502	3,184
		1,113,648	759,357
Total liabilities		1,113,828	759,537
Total equity and liabilities		6,858,074	6,295,531
Net current assets		4,420,940	4,375,908
Total assets less current liabilities		5,744,426	5,536,174

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Unaudited Six months ended June 30, 2009	2008 *(Note 4)*
Revenues			
Aviation information technology services		847,409	795,640
Accounting, settlement and clearing services		122,893	133,150
Data network and others		221,264	197,128
Total revenues	3	1,191,566	1,125,918
Operating expenses			
Business taxes and other surcharges		(42,204)	(40,287)
Depreciation and amortisation		(169,951)	(168,778)
Network usage		(45,384)	(39,522)
Personnel		(197,442)	(182,221)
Operating lease rentals		(32,072)	(38,617)
Technical support and maintenance fees		(71,868)	(70,154)
Commission and promotion expenses		(127,868)	(144,067)
Other operating expenses		(110,544)	(100,752)
Total operating expenses		(797,333)	(784,398)
Operating profit		394,233	341,520
Financial income, net		46,768	43,164
Share of results of associated companies		5,911	6,907
Profit before taxation	5	446,912	391,591
Income tax	6	(73,817)	(64,236)
Profit after taxation		373,095	327,355
Other Comprehensive income:			
Currency translation differences		(247)	(2,957)
Other Comprehensive income for the period, net of tax		(247)	(2,957)
Total comprehensive income for the period		372,848	324,398
Profit attributable to:			
Equity holders of the Company		364,106	316,590
Minority interest		8,989	10,765
		373,095	327,355
Total comprehensive income attributable to:			
Equity holders of the Company		363,859	313,633
Minority interest		8,989	10,765
		372,848	324,398
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	7	0.19	0.17

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts expressed in thousands of Renminbi)

	Unaudited				
	Attributable to equity holders of the Company				
	Paid in capital	Reserves	Retained earnings	Minority Interest	Total
Balance at January 1, 2008 (as previously reported)	1,776,315	1,296,834	1,259,580	85,997	4,418,726
Adjustment for 2009 business combination under common control	—	697,496	1,878	—	699,374
Balance at January 1, 2008 (as restated) ***(Note 4)***	1,776,315	1,994,330	1,261,458	85,997	5,118,100
Profit for the period	—	—	316,590	10,765	327,355
Other comprehensive income:					
Currency translation differences	—	(2,957)	—	—	(2,957)
Total comprehensive income for the period ended June 30, 2008	—	(2,957)	316,590	10,765	324,398
Dividends relating to 2007	—	—	(230,921)	—	(230,921)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(2,125)	(2,125)
Appropriation to reserves	—	118,358	(118,358)	—	—
Balance at June 30, 2008 (as restated)	1,776,315	2,109,731	1,228,769	94,637	5,209,452

	Note	Unaudited				
		Attributable to equity holders of the Company				
	Note	Paid in capital	Reserves	Retained earnings	Minority Interest	Total
Balance at January 1, 2009 (as previously reported)		1,776,315	1,466,952	1,416,679	98,810	4,758,756
Adjustment for 2009 business combination under common control		—	704,777	72,461	—	777,238
Balance at January 1, 2009 (as restated) *(Note 4)*		1,776,315	2,171,729	1,489,140	98,810	5,535,994
Profit for the period		—	—	364,106	8,989	373,095
Other comprehensive income:						
Currency translation differences		—	(247)	—	—	(247)
Total comprehensive income for the period ended June 30, 2009		—	(247)	364,106	8,989	372,848
Issurance of shares for acquisition of property		36,992	164,449	—	—	201,441
Issurance of shares for business combination under common control in 2009		137,499	(137,499)	—	—	—
Dividend relating to 2008	9	—	—	(362,850)	—	(362,850)
Dividends paid to minority shareholders of subsidiaries		—	—	—	(3,187)	(3,187)
Appropriation to reserves	8	—	103,968	(103,968)	—	—
Balance at June 30, 2009		1,950,806	2,302,400	1,386,428	104,612	5,744,246

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of Renminbi)

	Note	Unaudited Six months ended June 30, 2009	2008 (Note 4)
Cash flows from operating activities			
Cash generated from operations	14	482,975	413,151
Enterprise income tax paid		(103,725)	(98,147)
Net cash provided by operating activities		379,250	315,004
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		(122,785)	(170,273)
Maturities of short-term bank deposits		1,199,228	1,306,030
Placements of short-term bank deposits		(887,038)	(885,538)
Interest received		44,897	47,897
Dividends received from associated companies		4,560	300
Proceeds from disposal of property, plant and equipment		(41)	172
Net cash provided by investing activities		238,821	298,588
Cash flows from financing activities			
Dividends paid		(3,187)	(232,541)
Net cash used in financing activities		(3,187)	(232,541)
Effect of foreign exchange rate changes on cash and cash equivalents		407	(7,174)
Net Increase in cash and cash equivalents		615,291	373,877
Cash and cash equivalents at beginning of the period		1,326,473	1,736,758
Cash and cash equivalents at end of the period		1,941,764	2,110,635

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC. The Company was listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001.

The address of its registered office is Floor 18-20, South Wing, Pack C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing, the PRC.

2. Principal accounting policies and basis of presentation

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Accounting Standard 34 "Interim Financial Reporting", and have been reviewed by the Audit Committee of the Company.

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009.

- IAS 1 (revised), 'Presentation of Financial Statements'. The revised standard prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

  The Group has elected to present one statement: the statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

- IFRS 8, 'Operating Segments'. IFRS 8 replaces IAS/HKAS 14, 'Segment Reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes.

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the general manager of the Company.

- IFRS 1 (Amendment), 'First Time Adoption of IFRS' and IAS 27 'Consolidated and Separate Financial Statements'. The amendment also removes the definition of the cost method from IAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor.

The following new amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009, but are not relevant to the Group for the six months ended June 30, 2009.

- IAS 23 (amendment), 'Borrowing Costs';
- IFRS 2 (amendment), 'Share-based Payment'. IAS 32 (amendment), 'Financial Instruments: Presentation';
- IFRIC 9 (amendment), 'Reassessment of Embedded Derivatives' and IAS 39 (amendment), 'Financial Instruments: Recognition and Measurement';
- IFRIC 13, 'Customer Loyalty Programmes';
- IFRIC 15, 'Agreements for The Construction of Real Estate';
- IFRIC 16, 'Hedges of A Net Investment In A Foreign Operation' and;
- IAS 39 (amendment), 'Financial Instruments: Recognition and Measurement'.

3. **Revenue**

Revenue mainly comprises the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.

4. **Business combination**

As set out in the circular of the Company dated June 16, 2008 and the announcements dated May 26, 2008 and July 31, 2008, the Company would acquire from China TravelSky Holding Company ("CTHC") 100% equity interest in Accounting Center of China Aviation Company Limited ("ACCA") and the property located in Dongxing Li, Chaoyang District, Beijing, the People's Republic of China ("PRC") ("Property"). ACCA is engaged in the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies. The acquisition was completed on March 3, 2009 and the consideration was satisfied by the issue and allotment of 174,491,393 new domestic shares of the Company to CTHC (137,499,218 shares for the acquisition of ACCA, while 36,992,175 shares for the acquisition of the Property).

As both the Company and ACCA are under common control of CTHC before and after the acquisition, the acquisition of ACCA will be accounted for as a common control business combination. The Company adopted merger accounting for common control combination. Hence, the comparative amounts in the consolidated financial statement are presented as if ACCA had been acquired at the earlist period presented. Below is the impact of the acquisition to the condensed financial statement.

June 30, 2009

	The Group before acquiring ACCA	ACCA	Adjustments *(Note)*	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS				
Non-current assets	1,503,499	148,170	(328,183)	1,323,486
Current assets	4,661,598	877,890	(4,900)	5,534,588
Total assets	6,165,097	1,026,060	(333,083)	6,858,074
EQUITY				
Paid in capital	1,950,806	759,785	(759,785)	1,950,806
Reserve	1,925,806	(55,008)	431,602	2,302,400
Retained earnings	1,272,069	114,359	—	1,386,428
Minority interest	104,612	—	—	104,612
Total equity	5,253,293	819,136	(328,183)	5,744,246
LIABILITY				
Non-current liabilities	180	—	—	180
Current liabilities	911,624	206,924	(4,900)	1,113,648
Total liabilities	911,804	206,924	(4,900)	1,113,828
Total equity and liabilities	6,165,097	1,026,060	(333,083)	6,858,074

Note: The above adjustments were i) the adjustment to eliminate the inter-group balance of current assets and liabilities between the Company and ACCA; ii) the adjustment to offset the long-term investment between the Company and ACCA.

December 31, 2008

	The Group before acquiring ACCA	ACCA	Adjustments (*Note*)	Consolidated
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS				
Non-current assets	1,007,222	153,044	—	1,160,266
Current assets	4,233,985	906,180	(4,900)	5,135,265
Total assets	5,241,207	1,059,224	(4,900)	6,295,531
EQUITY				
Paid in capital	1,776,315	759,785	(759,785)	1,776,315
Reserve	1,466,952	(55,008)	759,785	2,171,729
Retained earnings	1,416,679	72,461	—	1,489,140
Minority interest	98,810	—	—	98,810
Total equity	4,758,756	777,238	—	5,535,994
LIABILITY				
Non-current liabilities	180	—	—	180
Current liabilities	482,271	281,986	(4,900)	759,357
Total liabilities	482,451	281,986	(4,900)	759,537
Total equity and liabilities	5,241,207	1,059,224	(4,900)	6,295,531

Note: The above adjustments were i) the adjustment to eliminate the inter-group balance of current assets and liabilities between the Company and ACCA; ii) the adjustment to the increase in the reserve of the Company as a result of the acquisition of ACCA.

5. **Profit before taxation**

Profit before taxation is arrived at after charging and crediting the following:

	Unaudited Six months ended June 30,	
	2009	**2008**
	RMB'000	*RMB'000*
After charging:		
Depreciation	150,687	161,465
Amortisation of intangible assets	15,190	4,067
Amortisation of leasehold improvements	2,917	3,044
Amortisation of lease prepayments for land use right	1,157	202
Loss on disposal of property, plant and equipment	37	95
Provision for impairment of receivables	15,444	—
Cost of equipment sold	7,078	15,003
Contributions to defined contribution pension scheme	24,158	20,965
Auditor's remuneration	1,100	1,139
Exchange loss/(gain)	(1,871)	4,732
Contribution to housing fund	12,718	10,391
Research and development expenses	119,374	116,207
After crediting:		
Interest income	44,897	47,896

6. **Taxation**

The Corporate Income Tax Law of the People's Republic of China ("new CIT Law") was implemented since January 1, 2008 as approved by the National People's Congress on March 16, 2007, pursuant to which, the new CIT Law unified the income tax rate of enterprises in China to 25%, starting from January 1, 2008. Pursuant to relevant requirements, enterprises recognized as "High and New Technology Enterprises" are entitled to a favorable statutory tax rate of 15% under the new CIT Law. In December 2008, the Company was again approved and certified by relevant authorities as a "High and New Technology Enterprise" under the new CIT Law, and was entitled to the preferential tax rate of 15% from 2008 to 2010.

In addition to being approved as a "High and New Technology Enterprise", the Company was also approved and certified by relevant authorities as an "Important Software Enterprise" for the year 2006, 2007 and 2008 which allows the Company to enjoy a preferential income tax rate of 10%. According to the relevant regulations, the differences that resulted from the enterprise income tax paid by the Company at the rate of 15% over this preferential income tax rate of 10% should be recognized in the period which the Company obtained its "Important Software Enterprise" certification.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following:

	Unaudited Six months ended June 30, 2009	2008
Earnings ***(RMB'000)***	364,106	316,590
Earnings for the purpose of calculating the basic and dilutive earnings per share		
Numbers of shares ***('000)***	1,938,476	1,913,814
Weighted average number of ordinary shares in issue *(Note)*		
Earnings per share ***(RMB)***	0.19	0.17
Basic and dilutive		

Note: The number of shares in issue for the six months ended June 30, 2009 and 2008 have been adjusted for the 137,499,218 share issued to CTHC on March 3, 2009 (Note 4) for the acquisition of ACCA as if these shares were issued for all periods presented.

8. **Reserve**

The appropriation to the discretionary surplus reserve fund for the year 2008 was approved in the annual general meeting held on June 5, 2009.

RMB103,967,000, representing 20% of the Company's net profit of year 2008, was transferred to the discretionary surplus reserve fund for the six months ended June 30, 2009.

9. **Dividend Distribution**

The equity holders in the annual general meeting of the Company held on June 5, 2009 approved the distribution of a final dividend of RMB206,850,000 and a special dividend of RMB156,000,000 in cash, aggregating to RMB362,850,000 (RMB0.186 per share) for Year 2008. The dividends are related to the undistributed profit generated before January 1, 2008. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2009.

10. **Property, plant and equipment and lease prepayment for land use right, net**

As descripted in Note 4, the building element of the Property is recognised as a property, plant and equipment amounting to RMB109,000,000, and the land element of the Property is recognised as lease prepayment for land use right amounting to RMB92,000,000.

For the six months ended June 30, 2009, the Group acquired property, plant and equipment amounting to approximately RMB135,463,000 in total.

11. Accounts Receivable, net

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2009 *Unaudited* *RMB'000*	December 31, 2008 *RMB'000*
Within 6 months	150,388	130,562
Over 6 months but within 1 year	34,857	22,285
Over 1 year but within 2 years	22,776	15,952
Over 2 years but within 3 years	1,661	868
Over 3 years	7,171	7,384
Accounts receivable	216,853	177,051
Provision for impairment of receivables	(28,095)	(12,651)
Accounts receivable, net	188,758	164,400

12. Due from related parties, net

These balances are trade related, unsecured, interest free and generally repayable within six months.

The ageing analysis of the amount due from related parties is as follows:

	June 30, 2009 *Unaudited* *RMB'000*	December 31, 2008 *RMB'000*
Within 6 months	832,231	791,559
Over 6 months but within 1 year	233,567	151,166
Over 1 year but within 2 years	5,052	1,996
Over 2 years but within 3 years	7	5,799
Over 3 years	37	8,904
Due from related parties	1,070,894	959,424
Provision for impairment of receivables	—	(14,665)
Due from related parties, net	1,070,894	944,759

13. Accounts payable and accrued liabilities

The ageing analysis of accounts payable is as follows:

	June 30, 2009	December 31, 2008
	Unaudited	
	RMB'000	*RMB'000*
Within 6 months	9,423	20,882
Over 6 months but within 1 year	12,516	20,018
Over 1 year but within 2 years	34,790	41,845
Over 2 years but within 3 years	4,616	6,677
Over 3 years	9,920	10,124
Total accounts payable	71,265	99,546
Accrued liabilities and other liabilities	739,983	597,061
Total accounts payable and accrued liabilities	811,248	696,607

14. Cash generated from operations

	Unaudited Six months ended June 30,	
	2009	2008
	RMB'000	*RMB'000*
Profit before taxation	446,912	391,591
Adjustments for:		
Depreciation and amortization	169,951	168,778
Loss on disposal of property, plant and equipment	37	95
Interest income	(44,897)	(47,897)
Provision for impairment of receivables	(15,444)	—
Share of results of associated companies	(5,911)	(6,907)
Exchange loss	(654)	4,218
Decrease/(increase) in current assets:		
Accounts receivable	(8,914)	(19,713)
Inventories	4,954	903
Prepayments and other current assets	7,750	188,502
Due from related parties and associated companies	(130,036)	(207,178)
Increase/(decrease) in current liabilities:		
Accounts payable and accrued liabilities	176,927	(91,894)
Deferred revenue	(682)	(291)
Due to related parties	(117,018)	32,944
Cash generated from operating activities	482,975	413,151

15. Commitments

(a) *Capital Commitments*

At the balance sheet date, the Group had the following capital commitments:

	June 30, 2009	December 31, 2008
	Unaudited	
	RMB'000	*RMB'000*
Authorized and contracted for		
— Computer System	34,486	15,854
— Building	—	—
Authorized but not contracted for		
— Computer System	299,023	456,294
— Land use right and Building	685,000	685,000
Total	1,018,509	1,157,148

The above capital commitments primarily relate to the construction of new operating centre in Beijing, development and upgrade of the new generation aviation passenger service information system and other new businesses.

An amount of approximately RMB17,843,000 of capital commitments outstanding at June 30, 2009 was denominated in U.S. dollars.

(b) *Operating lease commitments*

At the balance sheet date, the Group had the following commitments under operating leases:

	June 30, 2009	December 31, 2008
	Unaudited	
	RMB'000	*RMB'000*
Within one year	35,695	39,940
Over 1 year but within 5 years	14,073	10,877
Total	49,768	50,817

16. **Segment Reporting**

The Group conducts its business within one business segment — the business of providing aviation information technology and related services in the PRC. The Group's chief operating decision maker is the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment profitable report has been prepared by the Group for six months ended June 30, 2009 and 2008.

The Group operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC.

In the periods set out below, certain customers, accounted for greater than 10% of the Group's total revenues:

	Unaudited Six months ended June 30,			
Main customers	**2009**		**2008**	
	RMB'000	%	*RMB'000*	%
Air China Limited	146,781	12%	145,543	13%
China Southern Airlines Company Limited	197,910	17%	190,059	17%
China Eastern Airlines Corporation Limited	162,065	14%	155,493	14%

4. INDEBTEDNESS OF THE GROUP

Borrowings

As at the close of business on 31 December 2009, being the latest practicable date for the purpose of ascertaining certain information relating to this indebtedness statement prior to the printing of this circular, the Group did not have any outstanding bank loans.

Contingent liabilities

At the close of business on 31 December 2009, the Group did not have any contingent liability.

Disclaimer

Save as otherwise disclosed herein, and apart from intra-group liabilities and normal trade payables, the Group did not, at the close of business on 31 December 2009, have any loans capital issued and outstanding, and authorised or otherwise created but unissued or agreed to be issued, bank overdrafts, charges or debentures, mortgages, loans, or other similar indebtedness or any finance lease commitment, hire purchase commitment, liabilities under acceptance (other than normal trade bills and payables), acceptance credits or any guarantees or other material contingent liabilities.

5. WORKING CAPITAL SUFFICIENCY

Taking into account the expected completion of the Acquisition and the internal resources available to the Group, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular in the absence of unforeseen circumstances.

6. MATERIAL ADVERSE CHANGES

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2008, the date to which the latest published audited annual financial statements of the Group were made up.

1. INTRODUCTION

As set out in the ACCA Acquisition Circular, the Company would acquire from CTHC 100% equity interest in ACCA at a consideration of RMB788 million (equivalent to approximately HK$895.45 million). The acquisition was completed on 3 March 2009 and the consideration was satisfied by the issue and allotment of 137,499,218 new domestic shares of the Company to CTHC.

ACCA is engaged in the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies. Apart from being the second largest service provider of IATA BSP Data Processing in the world, ACCA is also the largest provider of outsourced services and system products in revenue settlement and clearing in the air transportation industry in the PRC. Its major customers include domestic passenger and cargo airlines, overseas and regional commercial airlines, domestic airports, government organizations and IATA.

The aggregate of the remuneration payable to and benefits in kind receivable by the directors of ACCA did not vary in consequence of the ACCA Acquisition.

2. FINANCIAL INFORMATION OF ACCA GROUP FOR THE THREE FINANCIAL YEARS ENDED 31 DECEMBER 2005, 31 DECEMBER 2006 AND 31 DECEMBER 2007

The following is the financial information of the ACCA Group for the three years ended 31 December 2005, 31 December 2006 and 31 December 2007, as extracted from Appendix II — "Accountant's Report of the ACCA Group" to the ACCA Acquisition Circular. ACCA and ACCA Group are referred to in the following financial information as the "Target Company" and "Target Group" respectively.

I. FINANCIAL INFORMATION OF THE TARGET GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,		
		2005	**2006**	**2007**
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	6	245,707	255,926	273,485
Personnel expenses	9	(108,187)	(97,612)	(109,212)
Business taxes and other surcharges		(13,262)	(13,536)	(14,216)
Depreciation and amortisation		(25,068)	(24,785)	(16,661)
Technical support and maintenance fees		(8,579)	(9,919)	(9,043)
Property management fees		(9,197)	(9,974)	(10,530)
Other income		3,236	—	—
Other operating expenses		(21,647)	(28,738)	(22,618)
Operating profit		63,003	71,362	91,205
Financial income		20,775	25,078	11,649
Reversal of provision for financial guarantee obligation	12	67,676	—	—
Profit before taxation	7	151,454	96,440	102,854
Taxation	11	(28,264)	(31,217)	(38,956)
Profit after taxation and attributable to equity holder of the Target Company		123,190	65,223	63,898

CONSOLIDATED BALANCE SHEETS

		As at December 31,		
		2005	2006	2007
	Note	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS				
Non-current assets				
Property, plant and equipment, net	13	116,799	108,845	104,775
Intangible assets, net	14	1,311	3,675	4,604
Lease prepayments for land use rights, net	15	—	20,122	19,718
Deferred tax assets	17	3,944	8,089	2,947
Total non-current assets		122,054	140,731	132,044
Current assets				
Accounts receivable, net	18	12,264	8,081	10,765
Due from holding company and fellow subsidiaries	19	588,965	540,675	20,803
Other receivables and other current assets, net	21	463,049	316,779	423,252
Cash and cash equivalents	22	17,893	28,173	527,606
Total current assets		1,082,171	893,708	982,426
Total assets		1,204,225	1,034,439	1,114,470
EQUITY				
Capital and reserves attributable to equity holders of the Target Company				
Paid-in capital	23	—	—	759,785
Reserves		—	—	(62,289)
Retained earnings		—	—	1,878
Owner's equity before Reorganisation		348,452	416,053	—
Total equity	24	348,452	416,053	699,374

		As at December 31,		
		2005	2006	2007
	Note	*RMB'000*	*RMB'000*	*RMB'000*
LIABILITIES				
Non-current liabilities				
Supplemental retirement benefits obligations	10	11,410	13,360	—
Total non-current liabilities		11,410	13,360	—
Current liabilities				
Accounts payable	25	250	1,513	2,957
Other payables and other current liabilities	26	767,447	544,849	346,213
Supplemental retirement benefits obligations	10	540	560	—
Income tax payable		76,126	58,104	65,926
Total current liabilities		844,363	605,026	415,096
Total liabilities		855,773	618,386	415,096
Total equity and liabilities		1,204,225	1,034,439	1,114,470
Net current assets		237,808	288,682	567,330
Total assets less current liabilities		359,862	429,413	699,374

BALANCE SHEETS

	Note	As at December 31, 2005 RMB'000	2006 RMB'000	2007 RMB'000
ASSETS				
Non-current assets				
Property, plant and equipment, net	13	113,783	106,522	103,370
Intangible assets, net	14	1,232	3,675	4,604
Lease prepayments for land use rights, net	15	—	20,122	19,718
Investments in subsidiaries	16	6,500	6,500	7,728
Deferred tax assets	17	3,944	8,089	2,947
Total non-current assets		125,459	144,908	138,367
Current assets				
Accounts receivable, net	18	9,074	5,842	9,404
Due from holding company and fellow subsidiaries	19	580,347	530,795	11,003
Due from subsidiary	20	5,441	1,768	—
Other receivables and other current assets, net	21	462,949	316,366	423,068
Cash and cash equivalents	22	12,786	18,120	521,585
Total current assets		1,070,597	872,891	965,060
Total assets		1,196,056	1,017,799	1,103,427
EQUITY				
Capital and reserves attributable to equity holders of the Target Company				
Paid-in capital	23	—	—	759,785
Reserves		—	—	(73,104)
Retained earnings		—	—	4,816
Owner's equity before Reorganisation		340,390	409,295	—
Total equity	24	340,390	409,295	691,497

		As at December 31,		
		2005	2006	2007
	Note	*RMB'000*	*RMB'000*	*RMB'000*
LIABILITIES				
Non-current liabilities				
Supplemental retirement benefits obligations	10	11,410	13,360	—
Total non-current liabilities		11,410	13,360	—
Current liabilities				
Accounts payable	25	80	577	2,756
Due to subsidiary		10,715	—	4,008
Other payables and other current liabilities	26	761,867	538,154	339,799
Supplemental retirement benefits obligations	10	540	560	—
Income tax payable		71,054	55,853	65,367
Total current liabilities		844,256	595,144	411,930
Total liabilities		855,666	608,504	411,930
Total equity and liabilities		1,196,056	1,017,799	1,103,427
Net current assets		226,341	277,747	553,130
Total assets less current liabilities		351,800	422,655	691,497

CONSOLIDATED STATEMENTS OF CHANGES IN OWNER'S EQUITY

		Owner's equity after Reorganisation				
	Note	Paid-in capital *(Note 24)* *RMB'000*	Reserves *(Note 24)* *RMB'000*	Retained earnings *RMB'000*	Owner's equity before Reorganisation *(Note 24)* *RMB'000*	Total equity *RMB'000*
Balance at January 1, 2005		—	—	—	198,482	198,482
Profit for the year		—	—	—	123,190	123,190
Contributions from equity holder of the Target Company	24 (c)	—	—	—	26,780	26,780
Balance at December 31, 2005		—	—	—	348,452	348,452
Balance at January 1, 2006		—	—	—	348,452	348,452
Profit for the year		—	—	—	65,223	65,223
Contributions from equity holder of the Target Company	24 (c)	—	—	—	2,378	2,378
Balance at December 31, 2006		—	—	—	416,053	416,053
Balance at January 1, 2007		—	—	—	416,053	416,053
Profit for the year		—	—	1,878	62,020	63,898
Contributions from equity holder of the Target Company	24 (c)	—	—	—	219,423	219,423
Transfer to paid-in capital upon establishment of the Target Company		759,785	(62,289)	—	(697,496)	—
Balance at December 31, 2007		759,785	(62,289)	1,878	—	699,374

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,		
		2005	2006	2007
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Cash flows from operating activities				
Cash generated from operations	27	241	90,992	510,803
Income tax paid		(24,637)	(53,384)	(29,708)
Net cash generated from/(used in) operating activities		(24,396)	37,608	481,095
Cash flows from investing activities				
Purchases of property, plant, equipment, intangible assets and lease prepayments for land use rights		(6,551)	(38,655)	(12,287)
Interest received		9,824	8,780	8,035
Proceeds from disposal of property, plant and equipment		26	169	—
Net cash provided/(used) in investing activities		3,299	(29,706)	(4,252)
Cash flows from financing activities				
Contributions from equity holder of the Target Company	24(c)	26,780	2,378	22,590
Net cash provided in investing activities		26,780	2,378	22,590
Net increase in cash and cash equivalents		5,683	10,280	499,433
Cash and cash equivalents at beginning of the year		12,210	17,893	28,173
Cash and cash equivalents at end of the year		17,893	28,173	527,606

II. NOTES TO THE FINANCIAL INFORMATION

1 The Target Group, its reorganisation and principal activities

(a) *Background of the Target Group*

The Target Company was established in the PRC on October 26, 2007 as a limited liability company under the Company Law of the PRC pursuant to the Reorganisation as set out in Note 1(b) below. The Target Group is engaged in the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies (the "Core Operations"). The Directors of the Target Company regard China TravelSky Holding Company 中國民航信息集團公司 ("CTHC"), a state-owned enterprise established in the PRC as its parent company and ultimate holding company. The address of the Target Company's registered office is Building 12 Xibahe Beili, Chaoyang District, Beijing, the People's Republic of China.

As at December 31, 2007, the Target Company has direct interests in the following subsidiaries that were also established in the PRC as limited liability companies under the Company Law of PRC:

Name	Date of establishment	Place of establishment/ operation	Percentage of equity interest held	Paid-In capital *RMB*	Principal activities	Auditor
Directly held:						
Beijing Asia Technology Development Company Limited ("ATDC", 北京亞科技術開發有限責任公司)	October 30, 2007	Beijing, PRC	100%	16,121,600	Provision of information system development and related services	Zhongrui Yuehua CPAs Co., Ltd. 中瑞岳華會計師事務所
Beijing HangYuan Air Service Limited Company ("BHYC", 北京航遠航空服務有限責任公司)	October 31, 2007	Beijing, PRC	100%	1,500,000	Provision of booking services for travellings and hotels	Zhongrui Yuehua CPAs Co., Ltd. 中瑞岳華會計師事務所

Note: As part of the Reorganisation, ATDC and BHYC were established on October 30, 2007 and October 31, 2007, respectively as limited liability companies under the Company Law of the PRC.

The Target Group operates mainly in the PRC.

(b) *Reorganisation of the Target Group*

Prior to the Reorganisation, the Core Operations were carried out by the Accounting Centre of China Aviation 中國航空結算中心 (the "Accounting Centre"), Beijing Asia Technology Development Centre 北京亞科技術開發中心 (the "Development Centre"), and Beijing Hang Yuan Air Service Centre 北京航遠航空服務中心 (the "Service Centre") (collectively the "Precedent Entities"), all of them being state-owned enterprises owned and are controlled by CTHC under the supervision and regulation of State-owned Assets Supervision and Administration Commission of the State Council.

Pursuant to the Reorganisation, the Target Company and its subsidiaries were established and continue to engage in the Core Operations.

As part of the Reorganisation, CTHC or its subsidiary retained the following assets that were unrelated to the Core Operations:

(i) The ownership of certain properties, including car parks and residential properties; and

(ii) Equity investments and marketable securities.

In additions, the following liabilities arising from the Core Operations were assumed by the CTHC upon the completion of the Reorganisation:

(i) Certain long outstanding other payables of approximately RMB174,115,000; and

(ii) The supplemental retirement benefits obligations for retired employees of approximately RMB15,550,000 net of the related tax effect of approximately RMB3,888,000.

After excluding certain assets and liabilities as set out above, the net assets of the Precedent Entities are undertaken by the respective entities of the Target Group.

The Reorganisation was completed on October 31, 2007. Accordingly, the Target Company became the holding company of the companies now comprising the Target Group.

2 **Basis of presentation**

Following the Reorganisation, the Core Operations that had been carried out by the Accounting Centre, the Development Centre and the Service Centre are carried out by the Target Company and its respective subsidiaries. As the Core Operations and all of these entities comprising the Target Group are wholly-owned and controlled by CTHC, the Reorganisation has been accounted for as a reorganisation of businesses under common control in a manner similar to a uniting of interests.

The Financial Information of the Target Group for the Relevant Periods, have been prepared on the merger basis as if the Target Company had been the holding company of those companies comprising the Target Group throughout the Relevant Periods.

The financial information of those assets and liabilities unrelated to the Core Operations as set out in Note 1(b) above, has not been included in the Financial Information throughout the Relevant Periods, as they have distinct and separate management responsible for these assets and their daily operations, maintained separate accounting records or have been financed historically as if they were autonomous and they were in dissimilar business and operations as compared with the Core Operations, and were retained by CTHC or its subsidiaries pursuant to the Reorganisation.

The Financial Information includes certain other payables and supplemental retirement benefits obligations as set out in Note 1(b) above, which were historically associated with the Core Operations. These liabilities were assumed by CTHC and were not transferred to the Target Company. As these liabilities are directly related to the Core Operations, they were included in Financial Information during the Relevant Periods and were reflected as a contribution from equity holder upon the completion of the Reorganisation.

3 Summary of principal accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 *Basis of preparation*

The Financial Information of the Target Group has been prepared in accordance with disclosure requirement for the first time adoption of IFRS. The Financial Information has been prepared under the historical cost convention. IFRS 1, "First-time Adoption of International Financial Reporting Standards", has been applied in preparing this Financial Information. The Financial Information is the first set of the Target Group's financial statements in accordance with IFRS.

The directors of the Target Company have prepared the consolidated financial statements of the Target Company for the year ended December 31, 2007 in accordance with PRC GAAP. PRC GAAP differs in certain aspects from IFRS. Reconciliations and descriptions of the effect of the conversion from PRC GAAP to IFRS on the Target Group's equity and its profit after tax are as following:

	Total equity as at December 31, 2007	**Profit after tax for the year ended December 31, 2007**
Amounts per PRC GAAP	767,347	60,741
GAAP Adjustments:		
Reversal of revaluation of nun-current assets	(63,569)	2,468
Recognition of supplemental retirement benefit obligations	—	(2,336)
Others	—	601
Revenue and expenses cut-off adjustment and related tax impact	(4,404)	2,424
Amounts per IFRS	699,374	63,898

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Target Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

At the date of this report, the International Accounting Standards Board ("IASB") has issued the following new/revised standards or interpretations that are not yet effective. The Target Group has not early adopted these standards or interpretations.

(a) *Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Target Group*

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Target Group's accounting periods beginning on or after January 1, 2008 or later periods and have not been early adopted by the Target Group:

- IFRS 8, 'Operating segments' (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Target Group will apply IFRS 8 beginning January 1, 2009; and

- IAS 1 (Revised), 'Presentation of Financial Statements' (effective from January 1, 2009). IAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The Target Group will apply IAS 1 (Revised) beginning January 1, 2009.

(b) *Standards, amendments and Interpretations to existing standards that are not yet effective and not relevant for the Target Group's operations in 2007*

- IAS 23 (Amendment), 'Borrowing costs' (effective from January 1, 2009);

- IAS 27 (Revised), 'Consolidated and separate financial statements' (effective for the first annual reporting period beginning on or after July 1, 2009);

- IAS 32 and IAS 1 Amendments, 'Puttable Financial Instruments and Obligations Arising on Liquidation' (effective from January 1, 2009);

- IFRIC 11, 'IFRS 2, Group and treasury share transactions' (effective from March 1, 2007);

- IFRIC 12, 'Service concession arrangements' (effective from January 1, 2008);

- IFRIC 13, 'Customer loyalty programmes' (effective from July 1, 2008);

- IFRS 3 (Revised), 'Business Combination' (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009);
- IFRIC 14, 'IAS 19, The limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from January 1, 2008); and
- IFRS 2 (Amendment), 'Share-based payment vesting condition and cancelations' (effective from January 1, 2009).

3.2 ***Consolidation***

The consolidated financial statements include the financial statements of the Target Company and all its subsidiaries made up to the same year end.

Subsidiaries are all entities over which the Target Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Target Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Target Group. They are de-consolidated from the date that control ceases.

Except for the Reorganisation which is regarded as common control transaction and is accounted for in accordance with the basis set out in Note 2, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Target Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Target Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statements.

Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Target Group.

In the Target Company's balance sheets, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Target Company on the basis of dividends received and receivables.

3.3 ***Segment reporting***

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments.

3.4 *Foreign currency translation*

(a) *Functional and presentation currency*

Items included in the financial statements of each of the Target Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi, which is the Target Company's functional and presentation currency.

(b) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in income statements, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in income statements as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

3.5 *Property, plant and equipment*

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Target Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statements during the financial period in which they are incurred.

Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	30 years
Motor vehicles	6 years
Office equipment	4-8years
Electronic equipment	4-5years

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3.8).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statements.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

3.6 ***Intangible assets***

Intangible assets mainly represent purchased computer software.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Software is amortized on a straight line basis over 5 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognised as an expense when the restoration or maintenance work is carried out.

3.7 ***Lease prepayments for land use rights***

Lease prepayments for land use rights represent purchase cost of land use rights in the PRC and are stated at cost less accumulated amortisation and impairment losses. Cost represents consideration paid for the rights to use the land in the PRC. Amortisation of lease prepayments for land use rights is calculated on a straight-line basis over the period of the lease.

3.8 ***Impairment of non-financial assets***

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its

recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

3.9 ***Financial assets***

The Target Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition date.

(a) *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets.

(b) *Held-to-maturity financial assets*

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. If the Target Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(c) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are carried at amortised cost using the effective interest method.

(d) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date-the date on which the Target Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statements. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Target Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statements in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statements as part of other income when the Target Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in equity.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statements as 'gains and losses from investment securities'.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statements as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statements as part of other income when the Target Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Target Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Target Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference

between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in income statements - is removed from equity and recognised in the income statements. Impairment losses recognised in the income statements on equity instruments are not reversed through the income statements. Impairment testing of accounts receivable is described in Note 3.10.

3.10 ***Accounts receivable and other receivables***

Accounts receivable and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivables or other receivables is established when there is objective evidence that the Target Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the accounts receivable or other receivables is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statements. When an accounts receivable or other receivables is uncollectible, it is written off against the allowance account for accounts receivable or other receivables. Subsequent recoveries of amounts previously written off are credited in the income statements.

3.11 ***Cash and cash equivalents***

Cash and cash equivalents include cash in hand, deposits held at call.

3.12 ***Accounts payables and other payables***

Accounts payables and other payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

3.13 ***Current and deferred income tax***

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Target Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time

of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Target Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3.14 ***Employee benefits***

(i) *Retirement benefits*

(a) Defined contribution plan

The full-time employees of the Target Group are covered by government-sponsored pension plan and supplementary pension scheme managed by insurance company under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies and insurance company are responsible for the pension liability to these retired employees. The Target Group contributes on a monthly basis to these pension plans.

Under these plans, the Target Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Target Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

(b) Defined benefit plan

Prior to October 31, 2007, the Target Group had at its own discretion offered certain supplemental retirement benefits to employees who had retired between 1994 and 2007. These discretionary supplemental benefits were only considered and offered to these employees at the point of their retirement. These supplemental retirement benefits that an employee would receive on retirement were usually dependent on one or more factors such as age, year of services and compensation. These supplemental retirement benefits were accounted for as a defined benefit pension plan.

The net present value of the future payment regarding these benefits were fully provided for when the Target Group committed such benefits to its retiring employees upon their retirement.

The liability recognised in the balance sheet in respect of these supplemental retirement benefits was the present value of the defined benefit obligations at each balance sheet date together with adjustments for unrecognised past-service costs and unrecognised actuarial gains/losses. The defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The present value of the defined benefit obligations are determined by discounting the estimated future cash outflows using interest rates of government securities which have maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of 10% of the defined benefit obligations are charged to the income statements immediately. Past-service costs are recognised immediately in the income statement.

These supplemental retirement benefits obligations were assumed by CTHC upon the completion of the Reorganisation (Note 1(b)). The Target Group will no longer consider and offer any discretionary supplemental retirement benefits to its employees after October 31, 2007.

(ii) *Housing funds*

Full-time employees of the Target Group are entitled to participate in government-sponsored housing funds in China. The Target Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Target Group's liability in respect of this fund is limited to the contributions payable in each period.

3.15 ***Provisions***

Provisions for legal claims are recognised when: the Target Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provision reflecting the passage of time is recognised as interest expense.

3.16 ***Revenue recognition***

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Target Group's activities. Revenue is shown net of value-added tax, sales discounts and after eliminating sales within the Target Group.

The Target Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Target Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies have been resolved. The Target Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

- Revenue from the provision of accounting supports, settlement and clearing services is recognised when the services are rendered;

- Non-proprietary customer's information system development project revenue is recognised by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of these services cannot be estimated reliably, revenue is recognised only to the extent of expenses recognised that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is recognised in the income statements;

- Interest income is recognised on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and

- Dividend income is recognised when the right to receive payment is established.

3.17 ***Government grants***

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Target Group will comply with all attached conditions. Government grants relating to specific costs are deferred and recognised in the income statements over the period necessary to match them with the costs that they are intended to compensate.

3.18 ***Dividend distribution***

Dividend distribution to the Target Company's equity holders is recognised as a liability in the Target Group's financial statements in the period in which the dividends are approved by the Target Company's directors.

4 Critical accounting estimates and judgements

The Target Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) *Depreciation of property, plant and equipment*

The property, plant and equipment of the Target Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Target Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Target Group estimates the useful lives of the property, plant and equipment as set out in Note 3.5 based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

(b) *Impairment of assets*

At each balance sheet date, the Target Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognised to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

(c) *Fair value*

The Target Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, due from parent company and fellow subsidiaries, other receivables and other current assets, accounts payable, other payables and other current liabilities by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Target Group for similar financial instruments. The future values will change if there are material changes in the estimated market interest rate.

(d) *Income taxes and deferred tax*

The Target Group is subject to income taxes in PRC jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Target Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(e) ***Pension benefits***

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Target Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Target Group considers the interest rates of Chinese government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of related pension liabilities.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 10.

5 Segmental reporting

The Target Group conducts its businesses within one business segment - the business of providing accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies in the PRC. The Target Group's chief decision maker for operation is the Chairman to the Board. The information reviewed by the Chairman to the Board is identical to the information presented in the consolidated financial statements. Therefore, no business segment information has been prepared by the Target Group for the years ended December 31, 2005, 2006 and 2007. The Target Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

6 Revenues

Revenues primarily comprise the service fees earned by the Target Group for the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies.

7 Profit before taxation

Profit before taxation of the Target Group is arrived at after charging/(crediting) the following:

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
After charging:			
Depreciation	23,095	23,671	15,062
Amortisation of intangible assets	1,079	1,047	1,195
Amortisation of lease prepayments for land use rights	894	67	404
Loss on disposal of property, plant and equipment	56	205	204
Personnel expenses *(Note 9)*	108,187	97,612	109,212
Auditors' remuneration	112	112	112
After crediting:			
Interest income	(9,824)	(8,780)	(8,035)
Exchange gain, net	(10,951)	(16,298)	(3,614)
Reversal for impairment of accounts receivable, other receivables and other current assets	(3,937)	(929)	(2,606)
Reversal of financial guarantee obligation *(Note 12)*	(67,676)	—	—

8 Directors', supervisors' and senior management's emoluments

(1) *Directors' and supervisors' emoluments*

The following tables set out the emoluments paid to the Target Company's directors and supervisors during the years ended December 31, 2005, 2006 and 2007 (tax inclusive):

	Year ended December 31, 2005					
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Yongtao Sun*	—	—	—	—	—	—
Executive directors						
Guohong Du	—	—	145	221	15	381
Xiaochun Yu*	—	—	—	—	—	—
Changyuan Huang*	—	—	—	—	—	—
Qian Li	—	—	57	194	14	265
Supervisors						
Jinsong Li*	—	—	—	—	—	—
Shensheng Xu	—	—	145	221	15	381
Qian Liu*	—	—	—	—	—	—
Jinsheng Yu	—	—	131	199	15	345
Yanzhou Hu	—	—	60	188	15	263

	Year ended December 31, 2006					
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Yongtao Sun*	—	—	—	—	—	—
Executive directors						
Guohong Du	—	—	184	344	19	547
Xiaochun Yu*	—	—	—	—	—	—
Changyuan Huang*	—	—	—	—	—	—
Qian Li	—	—	57	215	19	291
Supervisors						
Jinsong Li*	—	—	—	—	—	—
Shensheng Xu	—	—	184	344	19	547
Qian Liu*	—	—	—	—	—	—
Jinsheng Yu	—	—	162	303	19	484
Yanzhou Hu	—	—	61	204	19	284

			Year ended December 31, 2007			
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Yongtao Sun*	—	—	—	—	—	—
Executive directors						
Guohong Du(i)	—	—	184	266	21	471
Xiaochun Yu*	—	—	—	—	—	—
Changyuan Huang*	—	—	—	—	—	—
Qian Li	—	—	55	227	21	303
Supervisors						
Jinsong Li*	—	—	—	—	—	—
Shensheng Xu(i)	—	—	184	266	21	471
Qian Liu*	—	—	—	—	—	—
Jinsheng Yu(i)	—	—	162	234	21	417
Yanzhou Hu	—	—	59	217	21	297

* These directors and supervisors are employees of CTHC and receive emoluments from CTHC. No appropriation has been made as the directors of the Target Company considered it is impracticable to apportion this amount between their services to the Target Group and CTHC.

(i) The employee's discretionary bonus to these directors and supervisors for year ended December 31, 2007 are subject to the relevant authority's final approval.

During the Relevant Periods, no director had waived or agreed to waive any emolument. No director received any compensation for loss of office during the Relevant Periods.

(2) ***Five highest paid individuals***

The emoluments for three, three and three of the Directors and supervisors listed in Note 8(1) above were included in the emoluments paid to the five highest paid individuals for the years ended December 31, 2005, 2006 and 2007, respectively. The amounts paid to the remaining two, two and two individuals whose emoluments were the highest in the Target Group during the Relevant Periods are as follows:

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Basic salaries and allowances	660	930	792
Retirement benefits	28	38	42
	688	968	834

The annual emoluments paid during the Relevant Periods to each director (included in the five highest paid employees) fell within the band from HKD nil to HKD 1 million (approximately RMB nil to RMB0.9 million).

During the Relevant Periods, no emolument was paid to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Target Company or as compensation for loss of office.

9 Personnel expenses

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Wages, salaries and welfare	90,213	79,912	86,495
Pension costs — defined contribution plans	8,523	9,551	15,201
Supplemental retirement benefit obligations *(Note 10)*	3,650	2,510	1,940
Contribution to housing fund	5,801	5,639	5,576
	108,187	97,612	109,212
Number of employees	772	761	775

10 **Supplemental retirement benefits obligations**

Prior to October 31, 2007, the Target Group paid, at its management discretion, supplemental pension and medical benefits to its employees who retired between 1994 and 2007. On October 31, 2007, CTHC, the holding company of the Target Company has assumed the aforementioned supplemental retirement benefits obligation. The assumption of the retirement benefits obligations and the related tax effect was recognised as contribution from equity owner. The Target Group will no longer consider and offer any discretionary supplemental retirement benefits to its employees after October 31, 2007.

The amounts of supplemental retirement benefits obligations recognised in the balance sheets are determined as follows:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Present value of defined benefit obligations	13,280	15,470	—
Unrecognised actuarial loss	(1,330)	(1,550)	—
Liability on the balance sheet	11,950	13,920	—
Less: current portion	(540)	(560)	—
	11,410	13,360	—

The movements of supplemental retirement benefits obligations for the years ended December 31, 2005, 2006 and 2007 are as follows:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	8,840	11,950	13,920
For the year			
— Past service cost	2,830	1,660	1,560
— Interest cost	380	460	420
— Payment	(540)	(540)	(310)
— Actuarial loss/(gain)	440	390	(40)
— Assumed by CTHC *(Note 24(c))*	—	—	(15,550)
At end of the year	11,950	13,920	—

The amounts of supplemental retirement benefits recognised in income statements are as follows:

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Past service cost	2,830	1,660	1,560
Interest cost	380	460	420
Actuarial loss/(gain)	440	390	(40)
Total expenses, included in personnel expenses *(Note 9)*	3,650	2,510	1,940

The above obligations were determined based on actuarial valuations performed by an independent actuary, using the projected unit credit method.

The material actuarial assumptions used in valuing these obligations are as follows:

(a) Discount rates adopted (per annum):

	Year ended December 31,		
	2005	2006	2007
Discount rates adopted	3.50%	3.25%	4.50%

(b) Retirees' supplemental pension benefit inflation rate: 0%. The amount of the supplemental pension benefits were determined and offered to the retired employees at the point of retirement.

Retirees' supplemental medical benefit inflation rate: 8%. This estimated inflation rate took into account estimated future changes in the cost of medical services.

(c) Average life expectancy of residents in the PRC: 24.6 years after the retirement age which is between 50-60 years old.

(d) These supplemental pension benefit and medical benefit paid to retirees are assumed to continue until the death of the retirees.

11 Taxation

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Current income tax expenses ("EIT")	27,993	35,362	37,702
Deferred taxation *(Note 17)*	271	(4,145)	1,254
Taxation charge	28,264	31,217	38,956

The Target Group is subject to PRC enterprise income tax rate of 33%. The Target Group provides PRC enterprise income tax based on tax law and regulations applicable to PRC enterprises.

Effective from January 1, 2008, the Target Company and its subsidiaries located in the PRC shall determine and pay the corporate income tax in accordance with the Corporate Income Tax Law of the People's Congress on China (the new "CIT Law") as approved by the National People's Congress on March 16, 2007. Under the new CIT Law, the corporate income tax rate applicable to the Target Company and its subsidiaries will be 25%.

The reconciliation between the Target Group's actual tax charge and the amount which is calculated based on the statutory tax rate is as follows:

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Profit before taxation	151,454	96,440	102,854
Statutory tax rate	33%	33%	33%
Tax calculated at domestic tax rates applicable to profits	49,980	31,825	33,942
Effect of change in tax rate	—	—	2,187
Income not subject to tax	(22,333)	(1,194)	—
Expenses not deductible for tax purpose	617	586	2,827
Tax charge	28,264	31,217	38,956

12 **Reversal for financial guarantee obligation**

In 1993, the Accounting Centre provided a guarantee to Shandong International Trustee Investment Company ("SDITIC") for the borrowings of China Kai Li Industrial Limited Company ("CKLC") amounted to approximately RMB72,681,000. In 1995, SDITIC commenced legal proceedings against CKLC and the Target Company after CKLC has defaulted on its loan repayments. In 2002, the court in the PRC ruled in favour of SDITIC and that the Target Company was liable for the outstanding loan balance and the related interest and penalty charges. In connection with the court order, the following assets of the Target Company were frozen:

- An office building located in Xibahe Beili in Beijing in the PRC, with carrying value of approximately RMB85,350,000 as at December 31, 2004.
- 19 vehicles with carrying value of approximately RMB1,371,000 as at December 31, 2004.
- The equity investment in Beijing Vantong Real Estate Co., Ltd. with carrying value of RMB15,000,000 as at December 31, 2004.
- The equity investment in Beijing Jingrui Real Estate Co., Ltd, with carrying value of RMB49,600,000 as at December 31, 2004.
- The lease prepayment for a piece of land in Guangdong province, with net book value of approximately RMB44,816,000 as at December 31, 2004.

At December 31, 2004, the Target Company's liability arising from this guarantee was approximately RMB177,423,000 representing the outstanding loan balance of CKLC and the related interest and penalty charges.

In 2005, SDITIC, CKLC and the Target Company entered into a settlement agreement to settle the above liability at RMB60,000,000 which resulted in a reduction of the provision for guarantee loss of approximately RMB117,423,000. The Target Company had subsequently settled the agreed settlement amount by transferring (i) the equity investments in Beijing Vantong Real Estate Co., Ltd. and Beijing Jingrui Real Estate Co., Ltd (ii) the land use right in Guangdong in 2005, and a cash payment of RMB1,225,000. The settlement was subsequently approved by State-owned Assets Supervision and Administration Commission.

The net impact of the settlement of this guarantee obligation of approximately Rmb 67,676,000 was charged to the consolidated income statement for the year ended December 31, 2005, representing the net impact of the reduction of the provision for guarantee loss and the transfer of assets as set out above.

In 2007, court issued an order to release the remaining frozen assets of the Target Company upon the settlement and closure of the litigation case.

13 Property, plant and equipment, net

The Target Group:

	Building *RMB'000*	Motor vehicles *RMB'000*	Office equipment *RMB'000*	Electronic equipment *RMB'000*	Total *RMB'000*
Cost					
As at January 1, 2005	115,418	11,444	28,221	101,279	256,362
Purchases	—	595	2,146	3,184	5,925
Disposals/write off	—	(1,350)	(311)	—	(1,661)
As at December 31, 2005	115,418	10,689	30,056	104,463	260,626
Purchases	—	1,086	3,123	11,882	16,091
Disposals/write off	—	—	(3,530)	(4,209)	(7,739)
As at December 31, 2006	115,418	11,775	29,649	112,136	268,978
Purchases	—	464	838	9,832	11,134
Disposals/write off	—	(2,165)	(994)	(46)	(3,205)
As at December 31, 2007	115,418	10,074	29,493	121,922	276,907
Accumulated depreciation					
As at January 1, 2005	(30,094)	(9,646)	(20,596)	(61,975)	(122,311)
Charge for the year	(3,915)	(353)	(3,525)	(15,302)	(23,095)
Disposals/write off	—	1,310	269	—	1,579
As at December 31, 2005	(34,009)	(8,689)	(23,852)	(77,277)	(143,827)
Charge for the year	(3,915)	(428)	(3,719)	(15,609)	(23,671)
Disposals/write off	—	—	3,332	4,033	7,365
As at December 31, 2006	(37,924)	(9,117)	(24,239)	(88,853)	(160,133)
Charge for the year	(3,915)	(493)	(2,729)	(7,925)	(15,062)
Disposals/write off	—	2,178	841	44	3,063
As at December 31, 2007	(41,839)	(7,432)	(26,127)	(96,734)	(172,132)
Net book value					
As at December 31, 2005	81,409	2,000	6,204	27,186	116,799
As at December 31, 2006	77,494	2,658	5,410	23,283	108,845
As at December 31, 2007	73,579	2,642	3,366	25,188	104,775

The Target Company:

	Building RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Electronic equipment RMB'000	Total RMB'000
Cost					
As at January 1, 2005	115,418	10,558	23,783	101,103	250,862
Purchases	—	595	1,680	3,144	5,419
Disposals/write off	—	(1,282)	(224)	—	(1,506)
As at December 31, 2005	115,418	9,871	25,239	104,247	254,775
Purchases	—	831	3,123	11,879	15,833
Disposals/write off	—	—	(3,530)	(4,209)	(7,739)
As at December 31, 2006	115,418	10,702	24,832	111,917	262,869
Purchases	—	472	838	9,826	11,136
Disposals/write off	—	(2,305)	(566)	(46)	(2,917)
As at December 31, 2007	115,418	8,869	25,104	121,697	271,088
Accumulated depreciation					
As at January 1, 2005	(30,094)	(9,316)	(19,050)	(61,806)	(120,266)
Charge for the year	(3,915)	(262)	(2,711)	(15,300)	(22,188)
Disposals/write off	—	1,245	217	—	1,462
As at December 31, 2005	(34,009)	(8,333)	(21,544)	(77,106)	(140,992)
Charge for the year	(3,915)	(337)	(2,863)	(15,605)	(22,720)
Disposals/write off	—	—	3,332	4,033	7,365
As at December 31, 2006	(37,924)	(8,670)	(21,075)	(88,678)	(156,347)
Charge for the year	(3,915)	(315)	(1,999)	(7,910)	(14,139)
Disposals/write off	—	2,178	546	44	2,768
As at December 31, 2007	(41,839)	(6,807)	(22,528)	(96,544)	(167,718)
Net book value					
As at December 31, 2005	81,409	1,538	3,695	27,141	113,783
As at December 31, 2006	77,494	2,032	3,757	23,239	106,522
As at December 31, 2007	73,579	2,062	2,576	25,153	103,370

At December 31, 2005, the building and certain motor vehicles of the Target Company at a carrying value of approximately RMB81,419,000 and RMB1,028,000 respectively were frozen by the court in the PRC. The restriction on these assets was subsequently removed in 2007 in accordance with the order issued by the court upon the settlement and closure of the related litigation case. Please refer to Note 12 for more details.

14 Intangible assets, net

The intangible assets of the Target Group and the Target Company represent the cost of computer software acquired. The movements are as follows:

The Target Group:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Cost			
At beginning of the year	45,799	46,354	49,765
Additions	555	3,411	2,221
Disposals/write off	—	—	(2,522)
At end of the year	46,354	49,765	49,464
Accumulated amortisation			
At beginning of the year	(43,964)	(45,043)	(46,090)
Amortisation for the year	(1,079)	(1,047)	(1,195)
Disposals/write off	—	—	2,425
At end of the year	(45,043)	(46,090)	(44,860)
Net book value			
At beginning of the year	1,835	1,311	3,675
At end of the year	1,311	3,675	4,604

The Target Company:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Cost			
At beginning of the year	45,799	46,235	49,646
Additions	436	3,411	2,221
Disposals/write off	—	—	(2,522)
At end of the year	46,235	49,646	49,345
Accumulated amortisation			
At beginning of the year	(43,964)	(45,003)	(45,971)
Amortisation for the year	(1,039)	(968)	(1,195)
Disposals/write off	—	—	2,425
At end of the year	(45,003)	(45,971)	(44,741)
Net book value			
At beginning of the year	1,835	1,232	3,675
At end of the year	1,232	3,675	4,604

15 Lease prepayments for land use rights, net

The Target Group and the Target Company:

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Cost			
At beginning of the year	52,070	—	20,189
Additions	—	20,189	—
Disposals/write off	(52,070)	—	—
At end of the year	—	20,189	20,189
Accumulated amortisation			
At beginning of the year	(7,254)	—	(67)
Amortisation for the year	(894)	(67)	(404)
Disposals/write off	8,148	—	—
At end of the year	—	(67)	(471)
Net book value			
At beginning of the year	44,816	—	20,122
At end of the year	—	20,122	19,718

Land in the PRC mainland is state-owned or collectively-owned and no individual land ownership right exists. Lease prepayments for land use rights represent the Target Group's interests in land which is held on lease with a term of 50 years.

In 2005, the Target Company transferred its land use right to SDITIC. Please refer to Note 12 for more details.

As at the date of this report, the Target Group is in the process of changing registration of the title certificates for its land use right. The carrying value of the land use right of the Target Group as at December 31, 2007 was approximately RMB19,718,000. Management of the Target Group are of the opinion that the Target Group is entitled to lawfully and validly use the land.

16 Investments in subsidiaries

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Investments, at cost:	6,500	6,500	7,728

The Target Company made an additional capital investment in cash of RMB1,228,000 in its subsidiary BHYC (Note 1(a)) on October 26, 2007.

Details of the subsidiaries are set out in Note 1 of this section.

17 Deferred tax assets

The Target Group and the Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Deferred tax assets:			
— Deferred tax assets to be recovered within 12 months	178	3,680	2,947
— Deferred tax assets to be recovered over 12 months	3,766	4,409	—
	3,944	8,089	2,947

The movement of deferred tax assets is as follows:

	Retirement benefits obligations	Impairment of receivables	Accrued expense	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at January 1, 2005	2,917	1,298	—	4,215
Charged/(credited) to the income statement	1,027	(1,298)	—	(271)
Balance as at December 31, 2005	3,944	—	—	3,944
Charged/(credited) to the income statement	650	—	3,495	4,145
Balance as at December 31, 2006	4,594	—	3,495	8,089
Charged/(credited) to the income statement	(706)	—	(548)	(1,254)
Charged/(credited) to equity *(Note 24(c))*	(3,888)	—	—	(3,888)
Balance as at December 31, 2007	—	—	2,947	2,947

18 **Accounts receivable, net**

The Target Group

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Within 6 months	12,434	8,176	10,453
Over 6 months but within 1 year	—	—	366
Accounts receivable	12,434	8,176	10,819
Provision for impairment	(170)	(95)	(54)
Accounts receivable, net	12,264	8,081	10,765

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Within 6 months	9,140	5,871	9,085
Over 6 months but within 1 year	—	—	366
Accounts receivable	9,140	5,871	9,451
Provision for impairment	(66)	(29)	(47)
Accounts receivable, net	9,074	5,842	9,404

The payment period is normally within six months after the services are rendered.

The carrying amounts of the Target Group's accounts receivable approximated its fair value at each balance sheet date because of the short-term maturities of these receivables.

The maximum exposure of accounts receivable to credit risk at the reporting date is the carrying amounts of the accounts receivable. The Target Group does not hold any collateral as security.

At each balance sheet date, the accounts receivable were mainly denominated in RMB.

The movement of provision for impairment of receivables was as follows:

The Target Group

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	136	170	95
Provision/(reversal)	34	(75)	(41)
At end of the year	170	95	54

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	56	66	29
Provision/(reversal)	10	(37)	18
At end of the year	66	29	47

19 Due from holding company and fellow subsidiaries

The Target Group

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Due from holding company (a)	579,559	530,206	11,002
Due from fellow subsidiaries (b)	9,406	10,469	9,801
	588,965	540,675	20,803

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Due from holding company (a)	579,559	530,206	11,002
Due from fellow subsidiaries (b)	788	589	1
	580,347	530,795	11,003

(a) Due from holding company comprises mainly bank balances transferred from the Target Group to CTHC for the purpose of a centralised management of the group's treasury function by CTHC. These balances were interest bearing at the prevailing bank rate. This centralised management of the treasury function was subsequently terminated in October 2007.

(b) Due from fellow subsidiaries represents trade balances arising from provision of services. These balances are unsecured, interest free and generally repayable within six months.

At each balance sheet date, these balances were denominated in RMB.

These balances approximated its fair value at each balance sheet date because of their short-term maturities. The maximum exposure to credit risk at the reporting date is the carrying amount of the receivables. The Target Group does not hold any collateral as security.

20 **Due from subsidiary**

These balances mainly comprised dividends receivable from a subsidiary.

21 **Other receivables and other current assets, net**

The Target Group

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Other receivables (a)	464,870	300,278	422,929
Other current assets	3,244	20,712	1,969
Other receivables and other current assets	468,114	320,990	424,898
Provision for impairment (b)	(5,065)	(4,211)	(1,646)
Other receivables and other current assets, net	463,049	316,779	423,252

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Other receivables (a)	464,870	300,278	422,929
Other current assets	3,142	20,297	1,783
Other receivables and other current assets	468,012	320,575	424,712
Provision for impairment (b)	(5,063)	(4,209)	(1,644)
Other receivables and other current assets, net	462,949	316,366	423,068

(a) ***Other receivables***

Other receivables represent the payments made on behalf of the customer airlines which are part of the Target Company's settlement and clearing services.

i) *At each balance sheet date, the aging analysis of other receivables was as follows:*

The Target Group and the Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Within 6 months	463,212	296,843	420,450
Over 6 months but within 1 year	1,581	1,720	1,825
Over 1 year but within 2 years	77	1,692	349
Over 2 years	—	23	305
Other receivables	464,870	300,278	422,929

ii) *Other receivables were denominated in the following currencies:*

The Target Group and the Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
RMB	257,164	208,088	294,020
USD	205,707	90,235	127,216
Others	1,999	1,955	1,693
	464,870	300,278	422,929

These balances are trade related, interest free, unsecured and generally repayable within six months.

The carrying amounts of other receivables approximated its fair value at each balance sheet date because of the short-term maturities of these receivables. The maximum exposure of other receivables to credit risk at the reporting date is the carrying amount of the receivables. The Target Group does not hold any collateral as security.

(b) ***Provision for impairment***

The Target Group

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	5,103	5,065	4,211
Reversal	(38)	(854)	(2,565)
At end of the year	5,065	4,211	1,646

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	5,072	5,063	4,209
Reversal	(9)	(854)	(2,565)
At end of the year	5,063	4,209	1,644

22 **Cash and cash equivalents**

The Target Group

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Cash on hand	25	7	1
Cash at bank	17,868	28,166	527,605
Cash and cash equivalents	17,893	28,173	527,606

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Cash on hand	1	1	1
Cash at bank	12,785	18,119	521,584
Cash and cash equivalents	12,786	18,120	521,585

At each balance sheet date, all cash and cash equivalents were denominated in RMB.

The annual interest rate on current deposits ranged from 0.72% to 1.71% during the Relevant Periods.

23 Paid-In capital

On October 26, 2007, the Target Company was registered as a limited liability company under the Company Law of the PRC with a registered and fully paid capital of RMB759,785,200.

No dividend was declared by the Target Group during the Relevant Periods.

24 Owner's equity

(a) As detailed in Note 1(b), upon the establishment of the Target Company on October 26, 2007, the Core Operations and relevant assets and liabilities originally owned by the Accounting Centre were transferred into the Target Company at a value of RMB759,785,200 as paid-in capital. Pursuant to the Reorganisation, all the then existing capital and reserves of the Accounting Centre were capitalised and the resulting difference was charged to capital reserve. In view of the above changes in form and nature of the capital reserves of the Accounting Centre, separate classes of reserves, including retained profits, statutory surplus reserve and statutory public welfare fund of the Accounting Centre prior to the establishment of the Target Company have not been separately disclosed in the Financial Information.

(b) As described in Note 2, the Financial Information has been prepared as if the current group structure had been in existence throughout the Relevant Periods. Owner's equity during the Relevant Periods represents the combined equities of the Core Operation owned and operated by the companies now comprising the Target Group, after elimination of the effect of unrealised profit on inter-company transactions.

(c) During the Relevant Periods, the contributions from/distribution to equity owner mainly comprise the followings:

(i) As detailed in the Note 2, the Non-core Operations were not injected into the Target Company and have not been included in the Financial Information throughout the Relevant Periods.

During the Relevant Periods, cash received from the Non-core Operations was reflected as contributions from equity owner because such cash received formed an integral part of the working capital of the Core Operations, and the Target Company has no obligation to repay the amount back to the Non-core Operations. The transactions with the Non-core Operations have ceased upon the completion of Reorganisation.

(ii) As detailed in Note 1(b), the assumption of the other payables of approximately RMB174,115,000 by CTHC was recognised as a contribution from equity owner.

(iii) As detailed in Note 1(b) and Note 10, the assumption of the supplemental retirement benefits obligations of approximately RMB15,550,000 net of related tax effect of approximately RMB3,880,000 by CTHC was recognised as a contribution from equity owner.

25 Accounts payable

At each balance sheet date, the aging of the accounts payable balance was within one year and all the accounts payable were denominated in Renminbi.

26 Other payables and other current liabilities

The Target Group

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Other payables (a)	697,579	507,353	302,817
Accrued payroll	27,338	31,422	37,319
Others	42,530	6,074	6,077
	767,447	544,849	346,213

The Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Other payables (a)	697,579	507,353	302,817
Accrued payroll	24,595	27,018	31,778
Others	39,693	3,783	5,204
	761,867	538,154	339,799

(a) *Other payables represent the amounts collected on behalf of the customer airlines which are part of the Target Company's settlement and clearing services.*

i) At each balance sheet date, the aging analysis of other payables is as follows:

The Target Group and the Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Within 6 months	355,215	143,561	183,047
Over 6 months but within 1 year	14,929	16,920	10,908
Over 1 year but within 2 years	24,381	19,443	11,108
Over 2 years but within 3 years	11,817	24,378	13,957
Over 3 years	291,237	303,051	83,797
	697,579	507,353	302,817

ii) Other payables were denominated in the following currencies:

The Target Group and the Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
RMB	654,129	422,530	173,677
USD	43,416	84,773	105,242
Others	34	50	23,898
	697,579	507,353	302,817

27 **Cash generated from operations**

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Profit before taxation	151,454	96,440	102,854
Adjustments for:			
Depreciation and amortisation	25,068	24,785	16,661
Net loss on disposal of property, plant and equipment	56	205	204
Interest income	(9,824)	(8,780)	(8,035)
Exchange gain	(10,951)	(16,298)	(3,614)
Reversal for impairment of receivables	(3,937)	(929)	(2,606)
Reversal for financial guarantee obligation, net	(67,676)	—	—
Decrease/(increase) in current assets:			
Accounts receivable	6,873	4,258	(2,643)
Due from holding company and fellow subsidiaries	811	48,290	530,872
Other receivables and other current assets	(42,610)	147,124	(103,908)
Increase/(decrease) in liabilities:			
Other payables and other liabilities	(52,133)	(206,073)	(20,612)
Supplemental retirement benefits	3,110	1,970	1,630
Cash generated from operations	241	90,992	510,803

28 **Earnings per share**

No earnings per share is presented as the Target Company is not a company registered with share capital and the calculation of earnings per share is not applicable.

29 **Financial risk management**

Financial risk factors

The Target Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Target Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Target Group's financial performance.

Financial risk management is carried out by the Target Group's finance department, following the overall directions determined by the Board of Directors. The Target Group's finance department identifies and evaluates financial risks in close co-operation with the Target Group's operating departments.

Credit risk

The credit risk of the Target Group arises mainly from the collectability of its accounts and other receivables, and cash and cash equivalents. The carrying amounts of these balances represent the Target Group's maximum exposure to credit risk.

The counterparties of these accounts and other receivables are mainly domestic airlines, other aviation related companies and foreign airlines. During the Relevant Periods, the top 3 customers namely Air China Limited, China Southern Airlines Company Limited and China Eastern Airlines Corporation Limited accounted for approximately 66%, 50% and 51% of the total other receivables balances at December 31, 2005, 2006 and 2007 respectively. These other receivables balances arise mainly from the accounting, settlement and clearing services whereby the Target Company made payments on behalf of these airlines customers. These domestic airlines are state-owned enterprises and there was no recent history of defaults by them that have resulted into material bad debts expenses.

The Target Group has policies to ensure that the bank balances are placed with banks with good reputation and credit quality. During the Relevant Periods, approximately 97%, 98% and 99% of the Target Group's bank balances at December 31, 2005, 2006 and 2007 respectively were placed with the 4 state-owned banks, and other local banks including China CITIC Bank and Shanghai Pudong Development Bank.

Foreign currency risk

The Target Group's exposure to foreign exchange risk mainly arises from its settlement and clearing services whereby the Target Company made payments or collections in foreign currencies on behalf of its customers. An analysis of the assets and liabilities by currency are disclosed in Note 18, 21 and 26 respectively.

At December 31, 2007, December 31, 2006 and December 31 2005, if RMB had weakened/strengthened by 5% against the USD with all other variable held constant, profit before tax for the year would have been RMB 8.1 million, RMB 0.2 million and RMB 1.1 million higher/lower respectively, mainly as a result of foreign exchange gains/losses on translation of USD denominated other receivables and other payables.

The Target Group performs regular review of its foreign exchange exposure.

Liquidity risk

The Target Group maintains cash and bank balances that are adequate to meet its daily operations requirements. During the Relevant Periods, the cash and bank balances together with bank balances managed by CTHC represented approximately 50%, 54% and 47% of its total assets at December 31, 2005, 2006 and 2007 respectively. The management of the Target Group believe that the Target Group has sufficient cash and balances during Relevant Periods to meet its operations requirement and has no significant exposure to liquidity risk.

Interest rate risk

The Target Group's interest-bearing assets are mainly represented by cash and cash equivalents and bank balances managed by CTHC. Interest income for the years ended December 31, 2005, 2006 and 2007 was approximately RMB9,825,000, RMB8,780,000 and RMB8,035,000. Apart from this, the Target Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the Target Group's interest-bearing assets are disclosed in Notes 19 and 22.

Capital risk management

The Target Group defines owner's equity as the Capital.

The Target Group reviews its capital structure regularly to ensure acceptable returns to its equity owner and assesses its future capital requirements, if necessary.

Fair value estimation

The Target Group's financial instruments mainly consist of cash and cash equivalents, accounts receivables, other receivables, due from holding company and fellow subsidiaries, accounts payable, and other payables.

The carrying amounts of financial instruments approximated their fair values at December 31, 2005, 2006 and 2007 because of the short-term maturities of these financial assets and financial liabilities.

30 **Commitments**

(a) ***Capital commitments***

At each balance sheet date, the Target Group had the following capital commitments:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Computer system and others Contracted but not provided for	1,019	2,492	1,383

At each balance sheet date, none of the above commitment balance was dominated in foreign currencies.

(b) ***Operating lease commitments***

At each balance sheet date, the Target Group had the following commitments under operating lease:

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Less than 1 year	—	—	3,225

31 **Related party transactions**

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

(a) ***Related parties***

The major related parties of the Target Company and the Target Group are as follows:

Name	Relationship with the Target Company
CTHC	Parent of the Target Company
TravelSky	Subsidiary of CTHC, parent of the Target Company
Beijing Yaka Jingcheng Property Management Centre ("Yaka")	Subsidiary of CTHC, parent of the Target Company

(b) ***Related party transactions***

The following is a summary of significant recurring transactions carried out with the Target Group's related parties.

(i) *Property management service received from Yaka:*

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Yaka	8,408	8,256	8,343

(ii) *Rendering computer software development and maintenance service to TravelSky:*

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
TravelSky	15,900	18,800	18,800

The service fees are based on contracted agreements with related parties.

(c) ***Balances with related parties***

Balances with related parties mainly comprised:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Receivables from related parties *(Note 19)*:			
— TravelSky *(a)*	8,815	9,917	9,801
— CTHC *(b)*	579,559	530,206	11,002
	588,374	540,123	20,803

(a) The balances with related parties primarily arose from the above related party transactions.

(b) The details of the balance are set out in Note 19.

(d) ***Key management compensations***

The key management personnel are the Directors of the Target Company. Their compensations and remunerations are set out in Note 8.

(e) ***Balances and transactions with other major state-owned enterprises***

i) The balances with other major state-owned enterprises comprising mainly state-owned banks and state-owned aviation companies and airports are as follows:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Bank balances	17,248	27,719	331,492
Accounts receivable	8,140	4,750	3,462
Other receivables	384,752	207,588	270,210
Other payables	(372,126)	(277,779)	(85,630)

ii) The transactions carried out with other major stated-owned enterprises:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Services provided to state-owned aviation companies and airports	200,589	208,886	228,152

iii) The Target Company provided a guarantee to SDITIC, a state-owned enterprise in 1993. Please refer to Note 12 for details

The Target Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Target Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Target Company and its subsidiaries.

The majority of the business activities of the Target Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Target Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

3. UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE GROUP

The following unaudited pro forma statement of assets and liabilities of the Group was extracted from Appendix III to the ACCA Acquisition Circular. The effect of the acquisition of the Land has not been taken into account in this unaudited pro forma statement of assets and liabilities.

The Company and its subsidiaries after completion of the acquisition of ACCA Group and a piece of land and a building situated on No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC, are referred to in the following unaudited pro forma statement of assets and liabilities as the "Enlarged Group". The ACCA Acquisition Circular is referred to in the following unaudited pro forma statement of assets and liabilities as the "Circular".

This circular contains an unaudited pro forma statement of assets and liabilities of the Enlarged Group as at 31 December 2007 only, which was extracted from Appendix III to the ACCA Acquisition Circular, but does not contain: (i) a pro forma statement of the profits or losses of the Group (including ACCA Group) for the year ended 31 December 2007; and (ii) a pro forma statement combining the assets and liabilities and profits or losses of the Group (including ACCA Group) for the year ended 31 December 2008 (collectively, the "**Outstanding Information**").

The Company considered that it would be unduly burdensome and costly for the Company to compile the Outstanding Information for the purpose of this circular for the following reasons:-

— The ACCA Acquisition is not the subject matter of the transaction as referred to in this circular. The absence of the Outstanding Information would not prejudice the Shareholders in their making of a properly informed decision in respect of the Acquisition.

— Completion of the ACCA Acquisition took place in March 2009. Its related financial impact has already been reflected in the financial information of the Group for the six months ended 30 June 2009 as extracted from the interim report of the Company for the six months ended 30 June 2009 as set out in section 3 of Appendix I to this circular.

— As the Land for the purpose of building a new operating centre is not a revenue-generating asset, a pro forma statement of the assets and liabilities of the Group (including ACCA Group) for the purpose of illustrating the effect of the Acquisition is not required.

— There is no subsisting published audited financial information of ACCA Group for the year ended 31 December 2008 which is available for the purpose of preparing a pro forma statement combining the assets and liabilities and profits or losses of the Group (including ACCA Group) for the year ended 31 December 2008. Given the reasons as set out in sub-paragraphs above, it does not seem to worth incurring extra time and costs for the preparation of the financial information of ACCA Group for the year ended 31 December 2008 merely for the purpose of preparing a pro forma statement combining the assets and liabilities and profits or losses of the Group (including ACCA Group) for the year ended 31 December 2008 for the strict compliance with paragraph 31(3)(b) of Appendix 1, Part B of the Listing Rules.

— Although there is published audited financial information of ACCA Group for the year ended 31 December 2007 which is available for the purpose of preparing a pro forma statement of the profits or losses of the Group (including ACCA Group) for the year ended 31 December 2007, it does not seem to worth incurring extra time and costs for the preparation of such information back to 2007, which are outdated as of the date of this circular, merely for the purpose of the strict compliance with paragraph 31(3)(b) of Appendix 1, Part B of the Listing Rules.

Therefore, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with paragraph 31(3)(b) of Appendix 1, Part B of the Listing Rules such that other than setting out in this circular the unaudited pro forma statement of assets and liabilities of the "Enlarged Group" as at 31 December 2007 as extracted from Appendix III to the ACCA Acquisition Circular in the following text, this circular is not required to contain the Outstanding Information.

UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The following is an illustrative and unaudited pro forma statement of assets and liabilities of the Enlarged Group, which have been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the proposed acquisition of the entire equity interest in Accounting Center of China Aviation Limited Company and a piece of land and a building situated on No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC, (the "Property") (collectively, the "Proposed Acquisition") as if it had taken place on December 31, 2007. This unaudited pro forma statement of assets and liabilities has been prepared for illustrative purpose only and because of its hypothetical nature, it may not give a true picture of the financial positions of the Group had the Proposed Acquisition been completed as at December 31, 2007 or any future dates.

Unaudited Pro Forma Statement of Assets and Liabilities of the Enlarged Group

		Pro forma adjustments			
	Statement of assets and liabilities of the Group as at December 31, 2007	Statement of assets and liabilities of the Target Group as at December 31, 2007	Other pro forma adjustments		Unaudited pro forma statement of assets and liabilities of the Enlarged Group
	Note (2)	*Note (3)*		*Note*	
	RMB'000	*RMB'000*	*RMB'000*		*RMB'000*
ASSETS					
Non-current assets					
Property, plant and equipment, net	1,033,148	104,775	114,579	(4)	1,252,502
Intangible assets, net	11,824	4,604	—		16,428
Lease prepayments for land use rights, net	—	19,718	93,746	(4)	113,464
Investments in associated companies	85,996	—	—		85,996
Deferred income tax asset	9,229	2,947	—		12,176
Other long-term assets	8,881	—	—		8,881
Total non-current assets	**1,149,078**				**1,489,447**
Current assets					
Inventories	9,241	—	—		9,241
Accounts receivable, net	141,565	10,765	—		152,330
Due from associated companies	6,308	—	—		6,308
Due from related parties, net	389,561	—	—		389,561
Due from holding companies and fellow subsidiaries	—	20,803	(9,800)	(5)	11,003
Prepayments and other current assets	102,399	423,252	—		525,651
Held-to-maturity financial assets	100,000	—	—		100,000
Short-term bank deposits	1,843,949	—	—		1,843,949
Cash and cash equivalents	1,209,152	527,606	—		1,736,758
Total current assets	**3,802,175**				**4,774,801**
Total assets	**4,951,253**				**6,264,248**

	Statement of assets and liabilities of the Group as at December 31, 2007	Statement of assets and liabilities of the Target Group as at December 31, 2007	Other pro forma adjustments		Unaudited pro forma statement of assets and liabilities of the Enlarged Group
		Pro forma adjustments			
	Note (2)	*Note (3)*		*Note*	
	RMB'000	*RMB'000*	*RMB'000*		*RMB'000*
LIABILITIES					
Non-current liabilities					
Deferred income tax liabilities	129	—	—		129
Total non-current liabilities	**129**				**129**
Current liabilities					
Accounts payable and accrued liabilities	470,212	349,170	10,855	(6)	830,237
Due to related parties	39,960	—	(9,800)	(5)	30,160
Income tax payable	17,054	65,926	—		82,980
Deferred revenue	5,172	—	—		5,172
Total current liabilities	**532,398**				**948,549**
Total liabilities	**532,527**				**948,678**
Net current assets	**3,269,777**				**3,826,252**
Total assets less current liabilities	**4,418,855**				**5,315,699**

NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

(1) Prior to the Proposed Acquisition, the Target Company was wholly-owned and controlled by China TravelSky Holding Company ("CTHC") under the supervision and regulation of Stated-owned Assets Supervision and Administration Commission of the State Council. The directors of the Company also regard CTHC as its ultimately holding company. As the Target Company and the Company are ultimate controlled by CTHC before and after the Proposed Acquisition, for accounting purposes, the proposed acquisition of the entire equity interests in the Target Company by the Group will be treated as "combination of entities under common control" and has been accounted for on the basis of uniting of interest method which is in consistent with the Group's accounting policy. The consideration for the Proposed Acquisition will be satisfied by the issue of 174,491,393 new domestic shares of the Company at a price of HK$6.39 (RMB5.73) per share, totalling approximately RMB1 billion.

(2) The statement of assets and liabilities of the Group is prepared based on the audited consolidated balance sheet of the Group as at December 31, 2007 extracted from the published annual report of the Company.

(3) The adjustment represents the inclusion of the assets and liabilities of the Target Group as at December 31, 2007 extracted from accountant's report as set out in the Appendix II to the Circular.

(4) The adjustment represents acquisition of the Property from CTHC at an aggregate consideration of RMB208,325,000. The consideration is allocated into building element and land element with amount of RMB114,579,000 and RMB93,746,000 respectively, by the directors of the Company with reference to their relative fair values according to the valuation reports issued by Jones Lang LaSalle Sallmanns Limited. The building element is recognised as a property, plant and equipment and the land element is recognised as lease prepayment for land use right.

(5) The adjustment represents elimination of the inter-company balances between the Group and the Target Group as at December 31, 2007.

(6) The adjustment represents accrual of estimated transaction costs of approximately RMB10,855,000. The transaction costs, including lawyer fees, cost of furnishing information to shareholders, other professional fees, and related tax charges, are directly attributable to the Proposed Acquisition.

(7) Other than those adjustments mentioned above, no other adjustment has been made to reflect any trading position or other transactions of the Group and the Target Group entered into subsequent to December 31, 2007.

The following is the text of a letter and valuation certificate, prepared for inclusion in this circular, received from Savills Valuation and Professional Services Limited, an independent valuer, in connection with their valuation as of 1 February 2010 of the property of Travelsky Technology Limited.


savills
第一太平戴維斯

Savills Valuation and
Professional Services Limited
23/F Two Exchange Square
Central, Hong Kong

T: (852) 2801 6100
F: (852) 2530 0756

EA LICENCE: C-023750
savills.com

Travelsky Technology Limited
Floor 18-20, South Wing, Park C
Raycom InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
PRC

2 March 2010

Dear Sirs

RE: A PARECL OF LAND LOCATED AT 08, 09, 19 AND 21 BLOCKS, XINCHENG 19 STREET, SHUNYI DISTRICT, BEIJING, THE PEOPLE'S REPUBLIC OF CHINA (THE "PROPERTY")

In accordance with your instructions for us to value the Property to be acquired by Travelsky Technology Limited (the "Company") in the People's Republic of China ("PRC"), we confirm that we have carried out an inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of value of the Property as at 1 February 2010 for inclusion in a circular issued by the Company.

Our valuation of the Property is our opinion of its market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller on an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, joint venture, management agreements, special considerations or concessions granted by anyone associated with the sale, or any element of special value. The market value of a property is also estimated without regard to costs of sale and purchase, and without offset for any associated taxes.

In the course of our valuation, we have valued the Property which is to be acquired for future development, by using direct comparison approach by making reference to the comparable market transactions as available in the market assuming sale with the benefit of vacant possession.

We have been provided with copies of extracts of Confirmation Letter and Contract Draft relating to the Property. However, we have not inspected the original documents to ascertain the existence of any amendments which do not appear on the copies handed to us. We have relied to a very considerable extent on information given by the Company and its PRC legal advisers, Jingtian & Gongcheng, regarding the title to the Property.

We have relied to a very considerable extent on information given by the Company and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, ownership, identification of the Property, site area and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations. No on-site measurements have been made. We have had no reason to doubt the truth and accuracy of the information provided to us by the Company which is material to our valuation. We have also advised by the Company that no material facts have been omitted from the information provided.

We have inspected the Property. However, we have not carried out investigations on site to determine the suitability of the ground conditions and the services for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the Property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the Property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

In valuing the Property, we have complied with the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities issued by the Stock Exchange of Hong Kong Limited and Valuation Standards on Properties (First Edition) published by the Hong Kong Institute of Surveyors.

Unless otherwise stated, all monetary amounts stated are in Renminbi.

We enclose herewith our valuation certificate.

Yours faithfully
For and on behalf of
Savills Valuation and Professional Services Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Managing Director

Note: Charles C K Chan is a qualified valuer and has about 25 years' experience in the valuation of properties in Hong Kong and has about 20 years' experience in the valuation of properties in the PRC.

VALUATION CERTIFICATE

Property to be acquired for future development

Property	Description and tenure	Particulars of occupancy	Market value in existing state as at 1 February 2010
A parcel of land located at 08, 09, 19 and 21 blocks, Xincheng 19 Street, Shunyi District, Beijing, PRC	The Property comprises a parcel of formed vacant land with a site area of approximately 188,109.07 sq.m. (2,024,806 sq.ft.). The land use right of the Property will be granted for 40 years for commercial and 50 years for comprehensive uses respectively.	The Property is currently a cleared and levelled site.	No commercial value

Notes:

1. Pursuant to 北京市國有建設用地使用權掛牌出讓成交確認書 (Confirmation Letter for the auction transfer of Land Use Right of State-owned Land for Construction in Beijing No. Jing Tu Zheng Chu Gua Han (Shun) [2009] 132) ("Confirmation Letter") issued by 北京市土地整理儲備中心 (Beijing Land Consolidation and Reserve Center) on 14 January 2010, the Company made a successful bid at a public auction for the land use right of the Property at a consideration of RMB1,910,000,000.

2. Pursuant to the Listing-for-bidding Document No. Jing Tu Zheng Chu Gua (Shun) [2009] 132 dated in November 2009, the Company is allowed to develop the Property subject to the following criteria:

Site area	:	188,109.0671 sq.m.
Plot ratio	:	2
Gross floor area	:	376,218 sq.m. (above ground)
Maximum construction height	:	30m
Green ratio	:	30%
Development period	:	3 years

3. We have attributed no commercial value to the Property as the Company have not obtained relevant title certificates. For reference purpose, we are of the opinion that the market value of the Property as at the date of valuation would be RMB1,918,000,000 assuming that all relevant title certificates have been obtained, all land premium was settled in full and it was transferrable.

4. We have been provided with a legal opinion on the title to the Property issued by the Company's PRC legal adviser, which contains, inter alia, the following information:

   (i) pursuant to the Confirmation Letter as stated in note (1), the Company won the auction for the land use right of a parcel of land with a site area of 188,109.0671 sq.m. for multifunction purpose, including commercial and comprehensive uses;

   (ii) as advised by the Company, the Company intends to build a new operating centre comprising database centre and the headquarters office building of the Company on the Property;

(iii) the procedures for the listing-for-bidding and the intended use of the Property in building a new operating centre have complied with the relevant laws, regulations and rules;

(iv) there is no legal impediment for the Company and 北京市國土資資局 (Beijing Municipal Bureau of Land and Resources) to sign the Contract(s) for transfer of land use right of State-owned land for construction; and

(v) there is no legal impediment for the Company to obtain the land use right for state-owned land construction of the Property in accordance with the relevant documents of land auctions, laws, regulations and rules.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) held by the Directors, Supervisors or chief executives of the Company which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required to be entered in the register maintained in accordance with Section 352 of the SFO, or are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules are as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) - Long position

2. The percentage to the total share capital is calculated based on the total number of 1,950,806,393 shares in issue of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, Supervisors or chief executives of the Company had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required to be entered in the register maintained in accordance with Section 352 of the SFO, or are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

As at the Latest Practicable Date, each of CTHC, Southern Holding Eastern Holding and National Aviation Holding had interest in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date,

(a) each of Mr Xu Qiang (Chairman of the Company and an executive Director) is an employee of CTHC;

(b) Mr Cao Guangfu (a non-executive Director) is an employee of National Aviation Holding;

(c) Mr Wang Quanhua (a non-executive Director) is an employee of Southern Holding;

(d) Mr Luo Chaogeng (a non-executive Director) is an employee of Eastern Holding; and

(e) Mr Sun Yude (a proposed non-executive Director) is an employee of National Aviation Holding.

Save as disclosed above, as at the Latest Practicable Date, none of the existing and proposed Directors or Supervisors of the Company is a director, supervisor or employee of a company which had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claims of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the existing and proposed Directors or Supervisors had entered or proposed to enter into a service contract with any member of the Group (which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

INTEREST IN ASSETS

As at the Latest Practicable Date, none of the existing and proposed Directors or Supervisors had any interest, direct or indirect, in any assets which had been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2008, being the date to which the latest published audited accounts of the Group were made up.

MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in any business apart from the Company's business which competes or is likely to compete, either directly or indirectly, with the Company's business.

EXPERTS AND CONSENTS

The followings are the qualifications of the experts who have given their opinions or advices on the information contained in this circular:

Name	Qualification
Savills Valuation and Professional Services Limited	Property Valuer
Jingtian and Gongcheng	PRC legal advisers

Savills Valuation and Professional Services Limited and Jingtian and Gongcheng have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their respective letters and references to their names in the form and context in which they appear.

EXPERTS' INTEREST

As at the Latest Practicable Date, Savills Valuation and Professional Services Limited and Jingtian and Gongcheng:

(a) were not interested, directly or indirectly, in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2008, being the date to which the latest published audited accounts of the Company were made up; and

(b) did not have any shareholding interest in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) entered into by the Group during the period of two years prior to the Latest Practicable Date :

(a) the sale and purchase agreement dated 5 May 2008 entered into between the Company and CTHC, pursuant to which CTHC agreed to sell and the Company agreed to purchase (i) the entire registered capital of ACCA for a consideration of RMB788 million; and (ii) a state-owned land use right with a site area of 5,332.54 sq.m. and 8 buildings erected thereon with a total gross floor area of 12,003.74 sq.m. located at No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC, for a consideration of RMB212 million, amounting to an aggregate consideration of RMB1 billion; and

(b) the acquisition agreement dated 13 May 2009 entered into between TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司) ("**Hong Kong Subsidiary**") (a wholly owned subsidiary of the Company) and Socièté Internationale de Tèlècommunications Aeronautiques Greater China Holdings Pte Limited ("**SITAGCH**"), pursuant to which Hong Kong Subsidiary would acquire from SITAGCH 49% equity interest in InfoSky Technology Company Limited (天信達信息技術有限公司)) at a cash consideration of US$1,100,000, subject to the terms and conditions thereof.

GENERAL

(a) The registered office of the Company is located at 18-20th Floors, South Wing, Park C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing 100190, PRC and the place of business of the Company in Hong Kong is located at Area L, 49/F A & 50/F, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong.

(b) The branch share registrar and transfer office of the Company in Hong Kong is Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary is Mr. Ding Weiping.

(d) The English text of this circular shall prevail over the Chinese text thereof.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of JSM, 16th-19th Floors, Prince's Building, 10 Chater Road, Central, Hong Kong during normal business hours from the date of this circular up to and including 16 March 2010:

(a) the articles of association of the Company;

(b) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

(c) the annual reports of the Company for the financial years ended 31 December 2007 and 31 December 2008 respectively and the interim report of the Company for the six months ended 30 June 2009;

(d) the ACCA Acquisition Circular;

(e) the valuation report from Savills Valuation and Professional Services Limited on the Land, the text of which is set out in Appendix III to this circular;

(f) the PRC legal opinion in relation to the Land prepared by Jingtian and Gongcheng;

(g) the written consents referred to in paragraph headed "Experts and Consents" of this appendix;

(h) continuing connected transactions circular dated 12 January 2009 in relation to an airline services agreement entered into between the Company and Shanghai Airlines Company Limited (上海航空股份有限公司), and the renewal of airline services agreements entered into between the Company and Sichuan Airlines and Air China Limited (中國國際航空股份有限公司) respectively;

(i) continuing connected transactions circular dated 4 February 2009 in relation to an airline services agreement entered into between the Company and Hainan Airlines Company Limited (海南航空股份有限公司);

(j) continuing connected transactions circular dated 25 May 2009 in relation to an airline services agreement entered into between the Company and China Southern Airlines Company Limited (中國南方航空股份有限公司); and

(k) continuing connected transactions circular dated 13 November 2009 in relation to a network services agreement entered into between the Company and 25 companies, the renewal of an airline services agreement entered into between the Company and Sichuan Airlines, and the grant of a three-year general mandate to carry out certain continuing connected transactions for the Group for which a waiver is granted from strict compliance with the requirements of having written agreements under the Listing Rules.

(i) 日期為二零零九年二月四日的持續關連交易通函，內容有關本公司與海南航空股份有限公司訂立的航空服務協議；

(j) 日期為二零零九年五月二十五日的持續關連交易通函，內容有關本公司與中國南方航空股份有限公司訂立的航空服務協議；及

(k) 日期為二零零九年十一月十三日的持續關連交易通函，內容有關本公司與25家公司訂立的網絡服務協議、本公司及四川航空的航空服務協議續訂以及授出三年期一般授權以進行本集團的若干持續關連交易，並獲豁免嚴格遵守上市規則提供書面協議的規定。

一般資料

(a) 本公司的註冊辦事處位於中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層，郵編：100190；香港營業地址位於香港灣仔港灣道1號會展廣場辦公大樓49樓A、50樓L區。

(b) 本公司的香港股份過戶登記分處為香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(c) 本公司的公司秘書為丁衛平先生。

(d) 本通函的中、英文本如有歧義，概以英文本為準。

備查文件

以下文件的副本將可自本通函日期起至二零一零年三月十六日（包括當日）止期間的一般辦公時間內，於香港中環遮打道10號太子大廈16至19樓孖士打律師行查閱：

(a) 本公司的組織章程細則；

(b) 本附錄「重大合約」一段內提及的重大合約；

(c) 截至二零零七年十二月三十一日及二零零八年十二月三十一日止財政年度本公司的年報及截至二零零九年六月三十日止六個月本公司的中期報告；

(d) 中國航空結算公司收購通函；

(e) 第一太平戴維斯估值及專業顧問有限公司就該地塊發出的估值報告，全文載於本通函附錄三；

(f) 北京市競天公誠律師事務所就該地塊提供的中國法律意見；

(g) 本附錄「專家及同意書」一段所述的書面同意書；

(h) 日期為二零零九年一月十二日的持續關連交易通函，內容有關本公司與上海航空股份有限公司訂立的航空服務協議以及本公司、四川航空及中國國際航空股份有限公司的航空服務協議續訂；

第一太平戴維斯估值及專業顧問有限公司及北京市競天公誠律師事務所已就本通函的刊發發出書面同意書，同意以本通函所載的形式及涵義刊載其函件或引述其名稱，且迄今並無撤回其同意書。

專家的權益

於最後可行日期，第一太平戴維斯估值及專業顧問有限公司及北京市競天公誠律師事務所：

(a) 自二零零八年十二月三十一日（即本集團製定最近期發表的經審核賬目的日期）起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，概無擁有任何直接或間接權益；及

(b) 均無於本集團任何成員公司擁有任何股權，亦無可認購或提名他人認購本集團任何成員公司證券的任何權利，不論可依法執行與否。

重大合約

於最後可行日期前兩年內，本集團訂立以下合約（日常業務過程中訂立的合約除外）：

(a) 本公司與航信集團於二零零八年五月五日訂立買賣協議，據此，航信集團同意出售及本公司同意購買(i)中國航空結算公司全部註冊資本，代價為人民幣788百萬元；及(ii)位於中國北京朝陽區東興里11號一塊佔地面積為5,332.54平方米的土地的國有土地使用權及該土地上總樓面面積為12,003.74平方米的8棟樓宇，其代價為人民幣212百萬元，總代價為人民幣10億元；及

(b) 中國民航信息網絡股份（香港）有限公司（「**香港附屬公司**」）（本公司的全資附屬公司）及Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Pte Limited（「**SITAGCH**」）於二零零九年五月十三日訂立收購協議，據此，香港附屬公司將以代價1,100,000美元遵照協議的條款及條件向SITAGCH收購其於天信達信息技術有限公司49%的股權。

訴訟

於最後可行日期，本集團成員公司概無牽涉任何重大訴訟或重大索償要求，而據各董事所知，本集團任何成員公司概無任何未了結或面臨任何重大訴訟或索償要求。

服務合約

於最後可行日期，概無現有或建議的董事或監事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

於資產中持有的權益

於最後可行日期，自二零零八年十二月三十一日(即本集團製定最近期發表的經審核賬目的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，現有及建議的董事或監事概無擁有任何直接或間接權益。

於合約中持有的重大權益

於最後可行日期，概無董事或監事於任何截至本通函日期仍然存續且與本集團業務關係重大的合約或安排中持有重大權益。

競爭權益

於最後可行日期，概無董事或彼等各自的聯繫人於本公司業務以外，直接或間接與或可能與本公司業務競爭的任何業務中擁有任何權益。

專家及同意書

就本通函所載資料提供意見及建議的專家的專業資格如下：

名稱	專業資格
第一太平戴維斯估值及專業顧問有限公司	物業估值師
北京市競天公誠律師事務所	中國法律顧問

除上述披露者外，於最後可行日期，本公司並無任何董事、監事或最高行政人員於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》須知會本公司及聯交所。

於最後可行日期，航信集團、南航集團、東航集團及中航集團各自於本公司股份中擁有須根據《證券及期貨條例》第XV部的第二及第三分部規定向本公司披露的權益。

於最後可行日期：

(a) 徐強先生(本公司董事長及執行董事)為航信集團的僱員；

(b) 曹光福先生(非執行董事)為中航集團的僱員；

(c) 王全華先生(非執行董事)為南航集團的僱員；

(d) 羅朝庚先生(非執行董事)為東航集團的僱員；及

(e) 孫玉德先生(建議非執行董事)為中航集團的僱員。

除上述披露者外，於最後可行日期，概無本公司現有及建議的董事或監事為一間於本公司股份及相關股份中擁有根據《證券及期貨條例》第XV部第二及第三分部規定須向本公司披露的權益或淡倉的公司的董事、監事或僱員。

責任聲明

本通函的資料乃遵照《上市規則》刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

董事、監事及最高行政人員於本公司及聯營公司的股份、相關股份及債券中持有的權益及淡倉

於最後可行日期，本公司董事、監事或最高行政人員於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有的任何根據《證券及期貨條例》第XV部之第七及第八分部須知會本公司及聯交所(包括根據《證券及期貨條例》的規定被當作或視為由彼等持有的權益及淡倉)，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉如下表所示：

董事姓名	股份數目及類別 *(附註1)*	身份	佔相應類別股本的概約百分比	佔總股本的概約百分比 *(附註2)*
蔡敬金	417,000股每股面值人民幣1元的H股(L)	配偶權益	0.07%	0.02%

附註：

1. (L)－長倉

2. 佔總股本的比例乃根據本公司截至最後可行日期的1,950,806,393股已發行股份總數計算。

(iii) 掛牌投標的程序及擬建設新營運中心的土地用途已符合相關法律法規及規則；

(iv) 貴公司與北京市國土資源局簽訂國有建設用地使用權出讓合同並無法律障礙；及

(v) 在符合相關法律、法規和規範性文件的情況下， 貴公司取得該物業的國有建設用地使用權不存在實質法律障礙。

估值證書

將予收購作未來發展之物業

該物業	概況及年期	佔用詳情	於二零一零年二月一日現況下的市值
位於中國北京市順義區新城19街區08、09、19及21地塊	該物業包括地盤面積約188,109.07平方米(2,024,806平方呎)之一幅空地。 該物業之土地使用權將分別獲授年期40年作商業用途及50年作綜合用途。	該物業現時為空置及已平整的土地。	無商業價值

附註：

1. 根據北京市土地整理儲備中心於二零一零年一月十四日發出的北京市國有建設用地使用權掛牌出讓成交確認書京土整儲掛函(順)[2009]132號(「確認書」)， 貴公司於一次公開拍賣中成功投得該物業的土地使用權，代價為人民幣1,910,000,000元。

2. 根據日期為二零零九年十一月的掛牌拍賣文件第京土整儲掛(順)[2009]132號， 貴公司獲准在下列條件規限下發展該物業：

地盤面積	:	188,109.0671平方米
容積比率	:	2
建築面積	:	376,218平方米(地上)
最高建築高度	:	30米
綠化比率	:	30%
開發建設期	:	3年

3. 由於 貴公司尚未取得有關業權證，吾等並無賦予該物業任何商業價值。作為參考用途，假設已取得所有相關業權證，已悉數支付所有地價，並可作轉讓，則吾等認為該物業於估值日期的市值為人民幣1,918,000,000元。

4. 吾等已獲 貴公司法律顧問就該物業的業權發出的法律意見，當中載有(其中包括)以下資料：

   (i) 根據附註(1)所述之確認書， 貴公司成功投得地盤面積為188,109.0671平方米的地塊的土地使用權，作多功能用途(包括商業及綜合用途)；

   (ii) 據 貴公司告知， 貴公司有意在該物業上興建一個新營運中心(包括數據中心)及 貴公司的總部辦公樓；

吾等對物業進行估值時，已遵守香港聯合交易所有限公司頒佈的證券上市規則第5章及應用指引第12項的規定，以及香港測量師學會頒佈的物業估值準則(第一版)。

除另有指明外，全部金額均以人民幣列示。

茲隨函附奉估值證書。

此致

中國民航信息網絡股份有限公司
中國
北京海淀區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編：100190

二零一零年三月二日

代表
第一太平戴維斯估值及專業顧問有限公司
董事總經理
陳超國
MSc FRICS FHKIS MCIArb RPS (GP)
謹啟

附註： 陳超國，為合資格估值師，在評估香港物業方面擁有約25年經驗，並於中國物業估值方面擁有約20年經驗。

市值為賣方可於市場上合理取得的最佳價格及買方可於市場上合理取得的最優惠價格。此估值尤其不考慮因特殊條款或情況，例如非典型融資、出售及租回安排、合資企業、管理協議、與出售有關之人士所授出的特殊代價或優惠，或任何特殊價值因素所帶來的估計價格增減。評估物業市值時並無考慮買賣成本，亦無扣減任何有關税項。

於估值過程中，吾等參考市場可見之可資比較市場交易，採納直接比較法得出將予收購作未來發展之物業之估值，並假設該等物業可交吉出售。

吾等獲提供有關該物業的確認書及合同草稿副本，惟吾等並無查閱正本，以確定有否任何並未載於吾等所獲副本的任何修訂。吾等在很大程度上依賴　貴公司及中國法律顧問北京市競天公誠律師事務所提供有關物業業權資料。

吾等在很大程度上依賴　貴公司所提供的資料，並已接納　貴公司向吾等提供的有關規劃批文或法定通告、地役權、年期、擁有權、物業識別、地盤面積及所有其他相關事宜的意見。估值證書內所有尺寸、量度及面積乃根據吾等所獲文件中所載資料計算，故僅為約數。吾等並無進行任何實地測量。吾等並無理由懷疑　貴公司所提供重要估值資料的真實性及準確性。　貴公司亦已告知吾等所提供的資料並無遺漏任何重大事實。

吾等曾視察物業，然而，吾等並未有進行實地調查以決定土地狀況及服務是否適合作日後發展。吾等編製估值報告時，乃假設該等方面均令人滿意，並不會於建築期內產生任何非經常性開支或延誤。

吾等的估值並無考慮任何物業的任何押記、按揭或負債或出售時可能產生的任何費用或税項。除另有説明外，吾等假設該物業不附帶可能影響其價值的繁重產權負擔、限制及開銷。

以下為獨立估值師第一太平戴維斯估值及專業顧問有限公司就中國民航信息網絡股份有限公司的物業於二零一零年二月一日的估值所編製的函件全文及估值證書，以供載入本通函。


savills
第一太平戴維斯

第一太平戴維斯
估值及專業顧問有限公司
香港中環
交易廣場二期23樓
電話：(852) 2801 6100
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地產代理牌照號碼：C-023750
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敬啟者：

有關：位於中華人民共和國北京市順義區新城19街區08、09、19及21地塊（「該物業」）

吾等遵照　閣下指示，對中國民航信息網絡股份有限公司（「該公司」）於中華人民共和國（「中國」）將予收購之物業進行估值。吾等確認曾進行視察，作出相關查詢及查冊，並蒐集吾等認為必需的其他資料，以便向　閣下提供吾等對該物業於二零一零年二月一日價值的意見，以供載入貴公司刊發的通函。

吾等對物業的估值乃吾等所認為的市值。所謂市值，就吾等所下定義而言，即「某項物業於估值日的經適當推銷後，自願買方與自願賣方經公平磋商，在知情、審慎及不受強迫的情況下於估值日買賣一項物業的估計金額」。

未經審核備考資產及負債報表附註

(1) 建議收購事項前，目標公司在國有資產管理委員會監管下，由中國民航信息航信集團（「航信集團」）獨資擁有並控制。本公司董事認為航信集團為本公司最終控股公司。由於建議收購事項前後，本公司及目標公司均由航信集團控股，就財務報告而言，建議收購事項將被視為「共同控制企業的合併」。根據共同控制企業的合併，本集團所收購目標集團的股權已按與本集團會計政策一致的合併會計法入賬。建議收購事項的對價將以發行174,491,393股每股港幣6.39元（人民幣5.73元）的本公司內資法人股進行，共計約人民幣10億元支付。

(2) 本集團的資產及負債報表乃基於本集團於二零零七年十二月三十一日經審核的綜合資產負債表而編製，該報表摘錄自本公司已刊發的年報內。

(3) 該調整代表已包括在本通函附錄二會計師報告中的目標集團於二零零七年十二月三十一日的資產與負債。

(4) 該調整代表向航信集團收購物業的全部對價人民幣208,325,000元。本公司董事根據仲量聯行西門有限公司出具的評估報告，參考其相關公允價值，將對價在建築物部分與土地部分中進行分配，分別為人民幣114,579,000元及人民幣93,746,000元。建築物部分被確認為物業、廠房及設備，土地部分被確認為租賃土地使用權預付款。

(5) 該調整代表本集團與目標集團之間於二零零七年十二月三十一日之交易餘額的抵銷。

(6) 該調整為預提的交易成本人民幣10,855,000元。該交易成本包括律師費、整理股東資料的成本、其他專業費用及相關稅費等，與建議收購直接相關。

(7) 除上述調整外，概無做出任何調整以反映本集團與被目標集團於二零零七年十二月三十一日之後的任何貿易業績或其他交易。

	本集團資產及負債報表於二零零七年十二月三十一日 (附註2)	備考調整 目標集團之資產及負債報表於二零零七年十二月三十一日 (附註3)	其它備考調整	附註	未經審核之經擴大集團備考資產及負債報表
	人民幣千元	人民幣千元	人民幣千元		人民幣千元
負債					
非流動負債					
遞延所得稅負債	129	–	–		129
非流動負債合計	**129**				**129**
流動負債					
應付賬款及預提費用	470,212	349,170	10,855	(6)	830,237
應付關聯方款	39,960	–	(9,800)	(5)	30,160
應交所得稅	17,054	65,926	–		82,980
遞延收益	5,172	–	–		5,172
流動負債合計	**532,398**				**948,549**
負債合計	**532,527**				**948,678**
淨流動資產	**3,269,777**				**3,826,252**
總資產減流動負債	**4,418,855**				**5,315,699**

經擴大集團之未經審核備考資產及負債報表

	本集團資產及負債報表於二零零七年十二月三十一日 (附註2)	備考調整 目標集團之資產及負債報表於二零零七年十二月三十一日 (附註3)	其它備考調整	附註	未經審核之經擴大集團備考資產及負債報表
	人民幣千元	人民幣千元	人民幣千元		人民幣千元
資產					
非流動資產					
物業、廠房及設備，淨值	1,033,148	104,775	114,579	(4)	1,252,502
無形資產，淨值	11,824	4,604	–		16,428
租賃土地使用權，淨值	–	19,718	93,746	(4)	113,464
於聯營公司的投資	85,996	–	–		85,996
遞延所得稅資產	9,229	2,947	–		12,176
其他長期資產	8,881	–	–		8,881
非流動資產合計	**1,149,078**				**1,489,447**
流動資產					
存貨	9,241	–	–		9,241
應收賬款，淨值	141,565	10,765	–		152,330
應收聯營公司	6,308	–	–		6,308
應收關聯方款，淨值	389,561	–	–		389,561
應收母公司及同系附屬公司款項	–	20,803	(9,800)	(5)	11,003
預付款項及其他流動資產	102,399	423,252	–		525,651
持有至到期日財務資產	100,000	–	–		100,000
短期銀行存款	1,843,949	–	–		1,843,949
現金及現金等價物	1,209,152	527,606	–		1,736,758
流動資產合計	**3,802,175**				**4,774,801**
資產總值	**4,951,253**				**6,264,248**

－　雖然已有中國航空結算集團截至二零零七年十二月三十一日止年度的已刊發經審核財務資料可供編製本集團(包括中國航空結算集團)截至二零零七年十二月三十一日止年度的備考利潤或虧損報表，但似乎並無必要耗費額外時間及資金僅為嚴格遵守上市規則附錄一B部分第31(3)(b)段而編製追溯至二零零七年而截至本通函刊發日期已過時的該等資料。

因此，本公司已向聯交所申請而聯交所已授出豁免嚴格遵守上市規則附錄一B部分第31(3)(b)段的規定，致使除在本通函下文載列經擴大集團於二零零七年十二月三十一日的未經審核備考資產及負債報表(摘錄自中國航空結算公司收購通函附錄三)外，本通函毋須載列未完成資料。

經擴大集團之未經審核備考資產及負債報表

以下為經擴大集團之說明及未經審核備考資產及負債報表摘要。該報表乃根據以下附註之基礎編製，旨在說明建議收購中國航空結算有限公司之全部股權及位於中國北京市朝陽區東興里11號的一幅土地及建築物(「物業」)(合稱「建議收購」)已於二零零七年十二月三十一日進行之影響。此未經審核備考資產及負債報表僅供說明用途之編製，並基於其假設性質，未必真實反映建議收購於二零零七年十二月三十一日或任何未來日期完成的財務狀況。

3. 本集團未經審核備考資產及負債報表

以下列載本集團未經審核備考資產及負債報表，乃摘錄自中國航空結算公司收購通函附錄三，而收購該地塊產生的影響未反映在該未經審核備考資產及負債報表。

以下所指未經審核備考資產及負債報表中經擴大集團為在完成對中國航空結算集團和中國北京市朝陽區東興里11號的一幅土地及建築物的收購後的本公司及其附屬公司。中國航空結算公司收購通函在以下未經審核備考資產及負債報表內稱為「通函」。

本通函僅載有經擴大集團於二零零七年十二月三十一日的未經審核備考資產及負債報表，乃摘錄自中國航空結算公司收購通函附錄三，但並無載有：(i)本集團(包括中國航空結算集團)截至二零零七年十二月三十一日止年度的備考利潤或虧損報表；及(ii)合併本集團(包括中國航空結算集團)截至二零零八年十二月三十一日止年度資產及負債與利潤或虧損的備考報表(統稱「**未完成資料**」)。

本公司認為，就本通函編纂未完成資料會為本公司帶來不必要負擔且耗費資金，原因如下：

- 中國航空結算公司收購事項並非本通函所提述交易的標的事項。不載列未完成資料不會損害股東就收購事項作出適當知情決定的利益。

- 中國航空結算公司收購事項於二零零九年三月完成。其相關財務影響已在本通函附錄一第3節所載本集團截至二零零九年六月三十日止六個月的財務資料(摘錄自本公司截至二零零九年六月三十日止六個月的中期報告)內反映。

- 由於用作興建新營運中心的該地塊並非收益產生資產，故毋須本集團(包括中國航空結算集團)的備考資產及負債報表以說明收購事項的影響。

- 並無中國航空結算集團截至二零零八年十二月三十一日止年度的存續已刊發經審核財務資料可供編製合併本集團(包括中國航空結算集團)截至二零零八年十二月三十一日止年度資產及負債與利潤或虧損的備考報表。鑑於上文各分段所載原因，僅為嚴格遵守上市規則附錄一B部分第31(3)(b)段而編製合併本集團(包括中國航空結算集團)截至二零零八年十二月三十一日止年度資產及負債與利潤或虧損的備考報表，似乎並無必要耗費額外時間及資金編製中國航空結算集團截至二零零八年十二月三十一日止年度的財務資料。

(e) ***國有及國有控股企業餘額及交易***

i) 與其它主要國有企業(主要包括國有銀行、國有航空公司及機場)的餘額列示如下：

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
銀行存款	17,248	27,719	331,492
應收賬款	8,140	4,750	3,462
其它應收款	384,752	207,588	270,210
其它應付款	(372,126)	(277,779)	(85,630)

ii) 與其它國有及國有控股企業的交易列示如下：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
為國有航空公司及機場提供服務	200,589	208,886	228,152

iii) 目標公司於一九九三年向國有企業山東國投提供擔保。詳細資料請參考附註12。

目標集團是國有企業。根據修改後的國際會計準則第24號「關聯方披露」，除目標集團的下屬公司之外，直接或間接被中國政府控制的其它國有及國有控股企業和其附屬公司也被定義為目標公司及其附屬公司的關聯方。

目標公司及其附屬公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，目標公司及其附屬公司已盡可能的通過適當的程序來識別客戶與供貨商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露。

(ii) *為航信股份提供計算機開發與維護服務：*

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
航信股份	15,900	18,800	18,800

服務費是基於與關聯方簽訂的協議。

(c) ***關聯公司的餘額***

關聯公司的餘額主要包括：

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
應收關聯方款項 *(附註19)*：			
－航信股份 (a)	8,815	9,917	9,801
－航信集團 (b)	579,559	530,206	11,002
	588,374	540,123	20,803

(a) 關聯公司的餘額主要來自上文所述的關聯公司交易。

(b) 餘額詳細資料請參考附註19。

(d) ***主要管理人員酬金***

目標公司主要管理人員為公司董事。其酬金已在附註8中披露。

(b) ***營運租賃承諾***

於各資產負債表日，目標集團有以下營運租賃承諾：

	於十二月三十一日		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
不超過1年	–	–	3,225

31 **關聯方交易**

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

(a) ***關聯公司***

目標集團和目標公司的主要關聯公司如下：

公司名稱	**與目標公司關係**
航信集團	目標公司母公司
航信股份	目標公司母公司航信集團之附屬公司
北京亞卡精誠物業管理中心(亞卡)	目標公司母公司航信集團之附屬公司

(b) ***關聯公司交易***

目標集團重大關聯交易如下：

(i) *接受亞卡物業管理服務：*

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
亞卡	8,408	8,256	8,343

利率風險

目標集團孳息資產主要為現金及現金等價物和由航信集團管理的銀行存款。截至二零零五年、二零零六年和二零零七年十二月三十一日止年度，目標集團利息收入分別約為人民幣9,825,000元、人民幣8,780,000元和人民幣8,035,000元。此外，目標集團的收入及運營現金流量實質上獨立於市場利率變動。目標集團孳息資產的利率已於附註19和22中披露。

資金風險管理

目標集團定義所有者權益為「資本」。

目標集團定期的監管資本結構以保證可接受的股東回報，並在必要的情況下評估未來資金需求。

公平值估計

目標集團的金融工具主要包括現金及現金等價物、應收賬款、其他應收款、應收母公司及同系附屬公司、應付賬款以及其他應付款。

由於目標集團金融資產和金融負債的屆滿期較短，故金融工具的賬面金額於二零零五年、二零零六年及二零零七年十二月三十一日約為其公平值。

30 承諾事項

(a) *資本性支出承諾*

於各資產負債表日，目標集團有以下資本性支出承諾：

	於十二月三十一日		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
電腦系統及其它			
已簽約但未撥備	1,019	2,492	1,383

以上資本承諾於各資產負債表日均不存在以外幣單位計價餘額。

信貸風險

目標集團的信貸風險來自應收賬款、其他應收款和現金及現金等價物所面臨之信貸風險。這些流動資產的帳面價值乃目標集團就金融資產所面對的最大信貸風險。

目標集團的應收帳款及應收關聯的對方主要是國內各航空公司，其他航空業公司和國外航空公司。於二零零五年、二零零六年和二零零七年十二月三十一日，目標集團其他應收款總額的約66%、50% 和51%集中在目標集團的最主要的三個客戶：中國國際航空股份有限公司、中國南方航空股份有限公司和中國東方航空股份有限公司。這些其他應收款主要來自於目標公司通過代這些航空業公司客戶付款而提供的結算、清算服務。這些國內航空公司是國有企業，還款記錄良好，近期沒有發生過重大的壞賬損失。

目標集團規定其銀行存款須存於有良好聲譽和信用的銀行中。於二零零五年、二零零六年、二零零七年十二月三十一日止，目標集團約97%， 98% 和 99%的銀行存款集中存於四大國有銀行和其他地方銀行，包括中信銀行和上海浦東發展銀行。

外匯風險

目標集團的外匯風險主要由結算、清算服務產生，即目標公司代其客戶以外幣收款或付款。人民幣對外幣的匯率變動將影響目標集團的經營成果。對目標集團資產和負債分幣種分析，分別在附註18、21和26中披露。

於二零零七年十二月三十一日、二零零六年十二月三十一日及二零零五年十二月三十一日，倘人民幣兑美元升值／貶值5%，而所有其他因素維持不變，年度税前利潤則會分別增加／減少約人民幣8.1百萬元、人民幣0.2百萬元及人民幣1.1百萬元，主要由於以美元計值的其他應收款及其他應付款折算產生外匯收益／虧損。

目標集團對其外匯風險進行定期審核。

流動資金風險

目標集團維持充足的現金和銀行存款餘額以應對流動資金風險。二零零五年、二零零六年和二零零七年十二月三十一日，目標集團的現金和銀行存款餘額與由航信集團管理的銀行存款餘額一共佔總資產的比例分別約為50%， 54% 和 47%。目標集團管理層認為，目標集團在有關期間有充足的現金餘額以滿足其經營需要，面臨的流動資金風險不重大。

27　營運產生的現金

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
税前利潤	151,454	96,440	102,854
調整項目：			
折舊和攤銷	25,068	24,785	16,661
物業、機器及設備的處置淨虧損	56	205	204
利息收入	(9,824)	(8,780)	(8,035)
匯兑收入	(10,951)	(16,298)	(3,614)
沖回應收賬款及其它應收款撥備	(3,937)	(929)	(2,606)
財務擔保責任沖回	(67,676)	–	–
流動資產減少／(增加)：			
應收賬款	6,873	4,258	(2,643)
應收母公司及同系附屬公司	811	48,290	530,872
其它應收款及其它流動資產	(42,610)	147,124	(103,908)
負債增加／(減少)：			
其它應付款及其它負債	(52,133)	(206,073)	(20,612)
補充退休福利	3,110	1,970	1,630
營運產生的現金	241	90,992	510,803

28　每股盈利

目標公司並非股份公司，無需要披露目標公司的每股盈利。

29　財務風險管理

財務風險因素

目標集團的活動面對多種的財務風險：市場風險(包括外匯風險及利率風險)、信貸風險及流動資金風險。目標集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對目標集團財務表現的潛在不利影響。

目標集團財務風險管理由財務部按照董事會制定的整體政策執行。集團財務部通過與集團運營單位的緊密合作，負責確定和評估財務風險。

(a) *其它應付款為目標公司為航空公司提供結算清算服務時代客戶收取的款項。*

i) *在各資產負債表日，其它應付賬款的賬齡分析如下：*

目標集團和目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
六個月以內	355,215	143,561	183,047
六個月至一年	14,929	16,920	10,908
一年至二年	24,381	19,443	11,108
兩年至三年	11,817	24,378	13,957
三年以上	291,237	303,051	83,797
	697,579	507,353	302,817

ii) *其它應付款分別以下列貨幣計價：*

目標集團和目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
人民幣	654,129	422,530	173,677
美元	43,416	84,773	105,242
其它	34	50	23,898
	697,579	507,353	302,817

25 應付賬款

在每個資產負債表日，應付賬款的賬齡均為一年以內，所有應付賬款皆以人民幣列示。

26 其它應付款和其它流動負債

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
其它應付款 (a)	697,579	507,353	302,817
應付薪金	27,338	31,422	37,319
其它	42,530	6,074	6,077
	767,447	544,849	346,213

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
其它應付款 (a)	697,579	507,353	302,817
應付薪金	24,595	27,018	31,778
其它	39,693	3,783	5,204
	761,867	538,154	339,799

23 實收資本

二零零七年十月二十六日，目標公司依中華人民共和國公司法註冊為有限責任公司，全額支付註冊資本為人民幣759,785,200元。

目標公司在有關期間未宣告發放股利。

24 所有者權益

(a) 如附註1(b)所述，目標公司於二零零七年十月二十六日重組成立後，原結算中心的主營業務及相關資產和負債人民幣759,785,200元轉為目標公司的實收資本。根據重組方案，結算中心現有的資本和儲備轉為實收資本，由此產生的差異記入儲備。考慮以上的變更，在成立目標公司前結算中心的儲備，包括留存收益、法定盈餘公積和法定公益金沒有在財務資料上單獨披露。

(b) 如附註2所述，有關期間的財務資料均以設定現有集團結構一直存在為基礎編製。有關期間的所有者權益為去除目標集團內部交易產生的的未實現利潤的影響後，現時組成目標集團的公司所擁有及經營的主營業務的合併權益。

(c) 在有關期間，來自權益所有人的貢獻和向權益所有人的分配主要由以下構成：

(i) 如附註2所述，非主營業務未注入目標公司亦未包含於有關期間的財務資料中。

在有關期間，非主營業務收到的現金作為權益持有人的貢獻，因為該等現金構成了主營業務運營資本的一部分，且目標公司沒有義務向非主營業務償還該等款項。目標公司與非主營業務的該等交易在重組完成時已經終止。

(ii) 如附註1(b)所示，其它應付款約人民幣174,115,000元由航信集團承擔，並確認為自權益持有人的貢獻。

(iii) 如附註1(b)和附註10所示，補充退休福利責任約人民幣15,550,000元及由此導致的税金影響人民幣3,880,000元由航信集團承擔，並確認為權益持有人的貢獻。

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
年初餘額	5,072	5,063	4,209
沖銷	(9)	(854)	(2,565)
年末餘額	5,063	4,209	1,644

22 現金及現金等價物

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
現金	25	7	1
銀行存款	17,868	28,166	527,605
現金及現金等價物	17,893	28,173	527,606

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
現金	1	1	1
銀行存款	12,785	18,119	521,584
現金及現金等價物	12,786	18,120	521,585

在各資產負債表日，現金及現金等價物均以人民幣計價。

有關期間的年活期存款利率在0.72%至1.71%之間。

ii) *其它應收款以下列貨幣計價：*

目標集團和目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
人民幣	257,164	208,088	294,020
美元	205,707	90,235	127,216
其它	1,999	1,955	1,693
	464,870	300,278	422,929

其他應收款餘額為與業務相關，無抵押，免息及一般須於六個月內償還。

由於目標公司的應收賬款短期內即得到償還，因此其它應收款賬面金額約為其在各資產負債表日的公平價值。在報告日期，信貸風險的最高風險承擔為每類應收款的公平值。目標集團不持有任何作為質押的抵押品。

(b) ***減值撥備***

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
年初餘額	5,103	5,065	4,211
沖銷	(38)	(854)	(2,565)
年末餘額	5,065	4,211	1,646

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
其它應收款 (a)	464,870	300,278	422,929
其它流動資產	3,142	20,297	1,783
其它應收款和其它流動資產	468,012	320,575	424,712
減值撥備 (b)	(5,063)	(4,209)	(1,644)
其它應收款和其它流動資產，淨額	462,949	316,366	423,068

(a) ***其它應收款***

其它應收款為目標公司向各航空公司提供結算和清算服務時代航空公司的付款。

i) *在各資產負債表日，其它應收款的賬齡列示如下：*

目標集團和目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
六個月以內	463,212	296,843	420,450
六個月至一年	1,581	1,720	1,825
一年至二年	77	1,692	349
兩年以上	–	23	305
其它應收款	464,870	300,278	422,929

在各資產負債表日，應收母公司及同系附屬公司款均以人民幣計價。

由於上述應收款項短期內即得到償還，其賬面金額約為其在各資產負債表日的公平價值，其信貸風險的最高風險承擔為其賬面值。目標集團不持有任何作為質押的抵押品。

20 應收附屬公司

應收附屬公司的餘額為應收附屬公司的股利。

21 其它應收款及其它流動資產，淨值

目標集團

	於十二月三十一日		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
其它應收款 (a)	464,870	300,278	422,929
其它流動資產	3,244	20,712	1,969
其它應收款和其它流動資產	468,114	320,990	424,898
減值撥備 (b)	(5,065)	(4,211)	(1,646)
其它應收款和其它流動資產，淨額	463,049	316,779	423,252

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
年初餘額	56	66	29
計提／(沖銷)	10	(37)	18
年末餘額	66	29	47

19 **應收母公司及同系附屬公司**

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
應收母公司 (a)	579,559	530,206	11,002
應收同系附屬公司 (b)	9,406	10,469	9,801
	588,965	540,675	20,803

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
應收母公司 (a)	579,559	530,206	11,002
應收同系附屬公司 (b)	788	589	1
	580,347	530,795	11,003

(a) 應收母公司款項主要為目標集團存放於航信集團的銀行存款，以達到集團資金集中管理之目的。該等餘額以現行銀行利率計息。此資金管理協議已於二零零七年十月終止。

(b) 應收同系附屬公司款項由目標集團向同系附屬公司提供服務產生。該等應收款項均為無息且未被擔保，信用期限為六個月。

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
六個月以內	9,140	5,871	9,085
六個月至一年	–	–	366
應收賬款	9,140	5,871	9,451
減值撥備	(66)	(29)	(47)
應收賬款－淨額	9,074	5,842	9,404

應收賬款的收款期正常為服務提供後六個月內。

由於目標集團的應收賬款短期內即得到償還，因此應收賬款賬面金額約為其在各資產負債表日的公平價值。

應收賬款信貸風險的最高風險為應收賬款的賬面值。目標集團不持有任何作為質押的抵押品。

在各資產負債表日，應收賬款餘額主要以人民幣計價。

應收賬款減值撥備的變動列示如下：

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
年初餘額	136	170	95
計提／(沖銷)	34	(75)	(41)
年末餘額	170	95	54

遞延所得稅變動列示如下：

	退休福利責任 *人民幣千元*	應收款減值 *人民幣千元*	預提費用 *人民幣千元*	合計 *人民幣千元*
二零零五年一月一日餘額	2,917	1,298	–	4,215
在損益表扣除／(記賬)	1,027	(1,298)	–	(271)
二零零五年十二月三十一日餘額	3,944	–	–	3,944
在損益表扣除／(記賬)	650	–	3,495	4,145
二零零六年十二月三十一日餘額	4,594	–	3,495	8,089
在損益表扣除／(記賬)	(706)	–	(548)	(1,254)
在權益中扣除／(記賬)*(附註24(c))*	(3,888)	–	–	(3,888)
二零零七年十二月三十一日餘額	–	–	2,947	2,947

18 應收賬款，淨額

目標集團

	於十二月三十一日		
	二零零五年 *人民幣千元*	二零零六年 *人民幣千元*	二零零七年 *人民幣千元*
六個月以內	12,434	8,176	10,453
六個月至一年	–	–	366
應收賬款	12,434	8,176	10,819
減值撥備	(170)	(95)	(54)
應收賬款－淨額	12,264	8,081	10,765

16 附屬公司投資

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
投資成本	6,500	6,500	7,728

目標公司於二零零七年十月二十六日以現金對其附屬公司北京航遠航空服務有限責任公司(附註1(a))增加投資人民幣1,228,000元。

附屬公司詳細資料請參考本節附註1。

17 遞延所得稅資產

目標集團和目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
遞延所得稅資產：			
－於十二個月內實現的遞延所得稅資產	178	3,680	2,947
－於十二個月後實現的遞延所得稅資產	3,766	4,409	－
	3,944	8,089	2,947

15 租賃土地使用權，淨值

目標集團及目標公司：

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
原值			
年初餘額	52,070	–	20,189
購買	–	20,189	–
處置／核銷	(52,070)	–	–
年末餘額	–	20,189	20,189
累計攤銷			
年初餘額	(7,254)	–	(67)
本年攤銷	(894)	(67)	(404)
處置／核銷	8,148	–	–
年末餘額	–	(67)	(471)
淨值			
年初餘額	44,816	–	20,122
年末餘額	–	20,122	19,718

中華人民共和國土地是國有或全民所有，不存在個人土地所有權。租賃土地及土地使用權為目標集團對土地五十年的使用權。

目標公司於二零零五年將其土地使用權劃撥至山東國投。詳細資料請參考附註12。

截至報告日，目標集團正在辦理土地使用權證更名手續。目標集團的土地使用權於二零零七年十二月三十一日的賬面價值約為人民幣19,718,000元。目標集團的管理層認為目標集團在法律上和實際上有權使用該土地。

目標公司：

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
原值			
年初餘額	45,799	46,235	49,646
購買	436	3,411	2,221
處置／核銷	–	–	(2,522)
年末餘額	46,235	49,646	49,345
累計攤銷			
年初餘額	(43,964)	(45,003)	(45,971)
本年攤銷	(1,039)	(968)	(1,195)
處置／核銷	–	–	2,425
年末餘額	(45,003)	(45,971)	(44,741)
淨值			
年初餘額	1,835	1,232	3,675
年末餘額	1,232	3,675	4,604

二零零五年十二月三十一日，目標公司的房屋賬面價值約人民幣81,419,000元和若干汽車賬面價值約人民幣1,028,000元被法院凍結。根據法院對此法律案件的裁定，這些資產已於二零零七年解除凍結。詳情請參考附註12。

14 無形資產，淨值

目標集團和目標公司的無形資產主要是購入計算機軟件的成本。其變動如下：

目標集團：

	於十二月三十一日		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
原值			
年初餘額	45,799	46,354	49,765
購買	555	3,411	2,221
處置／核銷	–	–	(2,522)
年末餘額	46,354	49,765	49,464
累計攤銷			
年初餘額	(43,964)	(45,043)	(46,090)
本年攤銷	(1,079)	(1,047)	(1,195)
處置／核銷	–	–	2,425
年末餘額	(45,043)	(46,090)	(44,860)
淨值			
年初餘額	1,835	1,311	3,675
年末餘額	1,311	3,675	4,604

目標公司：

	房屋建築物 人民幣千元	汽車 人民幣千元	辦公設備 人民幣千元	電子設備 人民幣千元	合計 人民幣千元
原值					
二零零五年一月一日餘額	115,418	10,558	23,783	101,103	250,862
購置	–	595	1,680	3,144	5,419
處置／核銷	–	(1,282)	(224)	–	(1,506)
二零零五年十二月三十一日餘額	115,418	9,871	25,239	104,247	254,775
購置	–	831	3,123	11,879	15,833
處置／核銷	–	–	(3,530)	(4,209)	(7,739)
二零零六年十二月三十一日餘額	115,418	10,702	24,832	111,917	262,869
購置	–	472	838	9,826	11,136
處置／核銷	–	(2,305)	(566)	(46)	(2,917)
二零零七年十二月三十一日餘額	115,418	8,869	25,104	121,697	271,088
累計折舊					
二零零五年一月一日餘額	(30,094)	(9,316)	(19,050)	(61,806)	(120,266)
本年折舊	(3,915)	(262)	(2,711)	(15,300)	(22,188)
處置／轉銷	–	1,245	217	–	1,462
二零零五年十二月三十一日餘額	(34,009)	(8,333)	(21,544)	(77,106)	(140,992)
本年折舊	(3,915)	(337)	(2,863)	(15,605)	(22,720)
處置／轉銷	–	–	3,332	4,033	7,365
二零零六年十二月三十一日餘額	(37,924)	(8,670)	(21,075)	(88,678)	(156,347)
本年折舊	(3,915)	(315)	(1,999)	(7,910)	(14,139)
處置／轉銷	–	2,178	546	44	2,768
二零零七年十二月三十一日餘額	(41,839)	(6,807)	(22,528)	(96,544)	(167,718)
淨值					
二零零五年十二月三十一日餘額	81,409	1,538	3,695	27,141	113,783
二零零六年十二月三十一日餘額	77,494	2,032	3,757	23,239	106,522
二零零七年十二月三十一日餘額	73,579	2,062	2,576	25,153	103,370

13 物業，機器及設備，淨值

目標集團：

	房屋建築物 人民幣千元	汽車 人民幣千元	辦公設備 人民幣千元	電子設備 人民幣千元	合計 人民幣千元
原值					
二零零五年一月一日餘額	115,418	11,444	28,221	101,279	256,362
購置	–	595	2,146	3,184	5,925
處置／核銷	–	(1,350)	(311)	–	(1,661)
二零零五年十二月三十一日餘額	115,418	10,689	30,056	104,463	260,626
購置	–	1,086	3,123	11,882	16,091
處置／核銷	–	–	(3,530)	(4,209)	(7,739)
二零零六年十二月三十一日餘額	115,418	11,775	29,649	112,136	268,978
購置	–	464	838	9,832	11,134
處置／核銷	–	(2,165)	(994)	(46)	(3,205)
二零零七年十二月三十一日餘額	115,418	10,074	29,493	121,922	276,907
累計折舊					
二零零五年一月一日餘額	(30,094)	(9,646)	(20,596)	(61,975)	(122,311)
本年折舊	(3,915)	(353)	(3,525)	(15,302)	(23,095)
處置／核銷	–	1,310	269	–	1,579
二零零五年十二月三十一日餘額	(34,009)	(8,689)	(23,852)	(77,277)	(143,827)
本年折舊	(3,915)	(428)	(3,719)	(15,609)	(23,671)
處置／核銷	–	–	3,332	4,033	7,365
二零零六年十二月三十一日餘額	(37,924)	(9,117)	(24,239)	(88,853)	(160,133)
本年折舊	(3,915)	(493)	(2,729)	(7,925)	(15,062)
處置／轉銷	–	2,178	841	44	3,063
二零零七年十二月三十一日餘額	(41,839)	(7,432)	(26,127)	(96,734)	(172,132)
淨值					
二零零五年十二月三十一日餘額	81,409	2,000	6,204	27,186	116,799
二零零六年十二月三十一日餘額	77,494	2,658	5,410	23,283	108,845
二零零七年十二月三十一日餘額	73,579	2,642	3,366	25,188	104,775

12 沖回財務擔保責任

結算中心於一九九三年為中國凱利實業有限公司(「凱利公司」)向山東省國際信託投資公司(「山東國投」)貸款共約人民幣72,681,000元提供擔保，該貸款到期後凱利公司未履行還款責任，故此一九九五年山東國投起訴凱利公司和結算中心要求償還欠款。中國法院於二零零二年終審判決凱利公司償還山東國投貸款本金及其相應利息和罰息，結算中心相應承擔連帶清償責任。判決生效後，山東國投向法院申請執行，並凍結了結算中心的如下資產：

- 位於中國北京西河北里的一幢辦公樓，於二零零四年十二月三十一日淨值約為人民幣85,350,000元。
- 19輛汽車，於二零零四年十二月三十一日淨值約為人民幣1,371,000元。
- 持有的北京萬通實業股份有限公司的股權和股息，二零零四年十二月三十一日淨值為人民幣15,000,000元。
- 持有的北京京瑞房產有限公司股權，二零零四年十二月三十一日的淨值為人民幣49,600,000元。
- 位於廣東省的一塊土地的預付土地使用權，二零零四年十二月三十一日淨值約為人民幣44,816,000元。

於二零零四年十二月三十一日，目標公司為此擔保事項承擔的債務約為人民幣177,423,000元，包括凱利未償還的貸款本金及應付其利息和罰金。

於二零零五年，山東國投、凱利和目標公司簽訂執行和解協議，目標公司沖回財務擔保責任約人民幣117,423,000元，財務擔保責任下降至人民幣60,000,000元。根據該協議，目標公司在二零零五年劃轉：(i)對北京萬通實業股份有限公司和北京京瑞房產有限公司的股權投資；(ii)在廣東的土地使用權；及在二零零五年支付現金人民幣1,225,000元。和解協議隨後已獲國有資產監督管理委員會批准。

為解決該財務擔保責任之財務影響淨額約人民幣67,676,000元已計入截至二零零五年十二月三十一日止年度之綜合損益表，即載於上文所述財務擔保責任的ÅX回及資產轉讓損失之影響淨額。

二零零七年法院發佈民事裁定書，解凍了目標公司清償債務後剩餘的被凍結資產，自此相關訴訟已結案。

11 所得稅

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
當期所得稅支出(「企業所得稅」)	27,993	35,362	37,702
遞延所得稅 *(附註17)*	271	(4,145)	1,254
所得稅費用	28,264	31,217	38,956

目標集團必須採用中國企業所得稅率33%。目標集團乃根據中國企業使用的稅法和規定計提中國企業所得稅。

目標公司及其附屬公司自二零零八年一月一日起改按由全國人民代表大會於二零零七年三月十六日日通過的《中華人民共和國企業所得稅法》(以下簡稱「新所得稅法」)計算及繳納企業所得稅；依據新所得稅法的規定，目標公司及其子公司適用的企業所得稅率將為25%。

目標集團按法定稅率而計算出的理論稅額與綜合損益表中的實際稅額之差異調整如下：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
稅前利潤	151,454	96,440	102,854
法定稅率	33%	33%	33%
盈利按法定稅率計算的金額	49,980	31,825	33,942
稅率變動影響	–	–	2,187
無須課稅之收入	(22,333)	(1,194)	–
不可扣稅之費用	617	586	2,827
所得稅費用	28,264	31,217	38,956

補充退休福利責任在損益表上確認的金額如下：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
過往服務成本	2,830	1,660	1,560
利息成本	380	460	420
精算損失／(收入)	440	390	(40)
總支出，已計入人工成本 *(附註9)*	3,650	2,510	1,940

以上責任乃根據一家獨立精算機構做出的精算估值，採用預計單位貸記法釐定。

評估這些此責任中用到的重要的精算假設列示如下：

(a) 採用的折現率(每年)：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
採用的折現率	3.50%	3.25%	4.50%

(b) 退休人員補充養老福利增長率為： 0%。 補充年金福利在員工退休時予以確定。

退休人員補充醫療福利增長率為： 8%。 在計算增長率時，未來醫療福利成本的變動已經被考慮在內。

(c) 中國人均期望壽命：退休後24.6 年。退休年齡為50至60歲。

(d) 為退休員工提供的此補充養老福利和醫療福利將一直持續至其死亡。

10 補充退休福利責任

二零零七年十月三十一日前，目標集團管理層已經酌情向於一九九四年至二零零七年退休的員工提供了補充養老和醫療福利。目標公司的母公司航信集團於二零零七年十月三十一日承擔了上文所述的補充退休福利責任及相應的稅務影響，並確認為權益持有人的貢獻。自二零零七年十月三十一日起目標集團將不提供任何酌情補充退休福利。

於資產負債中確認的補充退休福利責任如下：

	於十二月三十一日		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
界定福利責任現值	13,280	15,470	–
未確認的精算損失	(1,330)	(1,550)	–
於資產負債表確認的負債	11,950	13,920	–
減：流動部分	(540)	(560)	–
	11,410	13,360	–

截至二零零五年、二零零六年、二零零七年十二月三十一日止年度退休福利責任變動如下：

	於十二月三十一日		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
年初	8,840	11,950	13,920
本年			
– 過往服務成本	2,830	1,660	1,560
– 利息成本	380	460	420
– 償付	(540)	(540)	(310)
– 精算損失／(收入)	440	390	(40)
– 由航信集團承擔 *(附註24(c))*	–	–	(15,550)
年末	11,950	13,920	–

(2) ***五位最高薪酬人士***

截至二零零五年、二零零六年和二零零七年十二月三十一日止年度目標集團薪酬最高的五位人士分別有三位，三位和三位在上文附註8(1)呈報的董事和監事薪酬表中反映。對於各年其餘的二位，二位和二位的薪酬如下：

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
基本工資及津貼	660	930	792
退休福利	28	38	42
	688	968	834

在有關期間，每個董事(包括五位最高薪員工)的年度酬金均介於港幣零元至一百萬元(約合人民幣零元至九十萬元)。

在有關期間，五位最高薪酬人員(包括董事和員工)均未獲得酬金以作為加目標公司或離開目標公司的損失補償。

9　人工成本

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
工資、薪金及福利	90,213	79,912	86,495
退休金成本－設定供款計劃	8,523	9,551	15,201
補充退休福利責任 *(附註10)*	3,650	2,510	1,940
住房公積金供款	5,801	5,639	5,576
	108,187	97,612	109,212
員工人數	772	761	775

董事及監事姓名	董事袍金	董事花紅	截至二零零七年十二月三十一日止年度 員工薪金及福利津貼（含僱主供款）	員工酌情獎金	員工退休計劃的僱主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事會主席						
孫涌濤*	–	–	–	–	–	–
執行董事						
杜國洪(i)	–	–	184	266	21	471
于曉春*	–	–	–	–	–	–
黃源昌*	–	–	–	–	–	–
李　倩	–	–	55	227	21	303
監事						
李勁松*	–	–	–	–	–	–
許沈生(i)	–	–	184	266	21	471
劉　茜*	–	–	–	–	–	–
俞金生(i)	–	–	162	234	21	471
胡彥周	–	–	59	217	21	297

* 這些董事和監事是航信集團的僱員，並由航信集團支付薪酬。由於目標公司董事認為無法準確的將其提供的服務在目標集團與航信集團之間進行分配，因此未將此薪酬進行分配。

(i) 這些董事和監事二零零七年度的員工酬情獎金有待上級機構的最終審批。

於有關期間，概無任何董事放棄或同意放棄任何薪酬，亦無任何董事獲得任何酬金作為離開公司補償。

截至二零零六年十二月三十一日止年度

董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含僱主供款)	員工酌情獎金	員工退休計劃的僱主供款	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
董事會主席						
孫涌濤*	–	–	–	–	–	–
執行董事						
杜國洪	–	–	184	344	19	547
于曉春*	–	–	–	–	–	–
黃源昌*	–	–	–	–	–	–
李　倩	–	–	57	215	19	291
監事						
李勁松*	–	–	–	–	–	–
許沈生	–	–	184	344	19	547
劉　茜*	–	–	–	–	–	–
俞金生	–	–	162	303	19	484
胡彥周	–	–	61	204	19	284

8 董事、監事及高級管理層薪酬

(1) *董事及監事薪酬*

截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止各年度，目標公司董事及監事薪酬如下(含稅)：

	截至二零零五年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含僱主供款)	員工酌情獎金	員工退休計劃的僱主供款	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
董事會主席						
孫涌濤*	–	–	–	–	–	–
執行董事						
杜國洪	–	–	145	221	15	381
于曉春*	–	–	–	–	–	–
黃源昌*	–	–	–	–	–	–
李　倩	–	–	57	194	14	265
監事						
李勁松*	–	–	–	–	–	–
許沈生	–	–	145	221	15	381
劉　茜*	–	–	–	–	–	–
俞金生	–	–	131	199	15	345
胡彥周	–	–	60	188	15	263

7　除税前利潤

目標集團除税前利潤已扣除／(計入) 下列各項：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
扣除：			
折舊	23,095	23,671	15,062
無形資產攤銷	1,079	1,047	1,195
租賃土地使用權攤銷	894	67	404
出售物業、機器及設備損	56	205	204
人工成本 *(附註9)*	108,187	97,612	109,212
核數師酬金	112	112	112
記入：			
利息收入	(9,824)	(8,780)	(8,035)
匯兑收入，淨額	(10,951)	(16,298)	(3,614)
沖回應收賬款、其它應收款和其它流動資產減值準備	(3,937)	(929)	(2.606)
財務擔保責任沖回 *(附註12)*	(67,676)	—	—

(e) ***退休金福利***

退休金責任的現值視乎多個因素決定，此等因素根據精算基準利用多項假設而釐定。釐定退休金淨成本（收入）所採用的假設包括相關的計劃資產的預計長期回報率以及貼現率。此等假設的任何改變將影響退休金責任的賬面值。

目標集團釐定在每年年終時的適當貼現率。這是用以釐定預期需要支付退休金負債的估計未來現金流量的現值應採用的利率。在釐定適當的貼現率時，目標集團會考慮以福利將會支付的幣值為單位且到期年期接近有關的退休金負債年期的中國政府債券的利率。

其他有關退休金責任的關鍵假設，部份根據當時的市場環境決定。額外資料披露於附註10。

5 分部資料

目標集團僅有一個業務分部－為各民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務。目標集團的主要的運營決策者為董事長。由董事長檢查的收入信息與綜合財務報表上的一致。因此目標集團並未準備截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止年度的分佈信息。由於目標集團的收入主要來自中華人民共和國，因此其僅在一個地區運營，相應財務報表並無呈列任何地域分部數據。

6 收入

收入主要由目標集團為各民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務收取的服務費構成。

4 關鍵會計估算及判斷

目標集團對未來作出估算和假設。所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(a) *物業、機器及設備折舊*

目標集團的物業、機器及設備採取足以沖銷其成本減去累積減值虧損以及估計剩餘價值後的價值的折舊率按直線法以其估計可使用年期進行折舊。目標集團定期審閱固定資產的可用年期，以確保折舊方法和折舊率符合相關物業、機器及設備產生經濟效益的模式。目標集團在附註3.5所列的對於物業、機器及設的可用年期的估計乃基於目標集團使用同類資產的歷史經驗，並考慮預期的技術變化。如果先前的估計有重大變化，未來的折舊費用將會改變。

(b) *資產減值損失*

在各資產負債表日期，目標集團同時參考內部與外部數據以評估資產是否出現了減值跡像。若存在該等跡象，則須估計相關資產的可回收金額以及確認減值損失，將資產的賬面金額減至可回收金額。相應地，如果先前的估計的可回收金額有重大變化，未來的折舊費用將會改變。

(c) *公平值*

目標集團估計的以公允價值計量財務資產和財務負債包括應收賬款、應收母公司及同系附屬公司款項、其它應收款和其它流動資產、應付賬款、其它應付款和其它流動負債。這些公允價值均由其合約性未來現金流按照類似金融工具現在市場利率折現得出。如果先前的估計市場利率有重大變化，未來的價值將會改變。

(d) *所得税和遞延所得税*

目標集團需要在中華人民共和國司法權區繳納所得税。在釐定所得税撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終税務釐定都是不確定的。目標集團根據對是否需要繳付額外税款的估計，就預期税務審計項目確認負債。如此等事件的最終税務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得税和遞延税撥備。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而目標集團每項活動均符合具體條件時(如下文所述)，目標集團便會將收入確認。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。目標集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

- 目標集團提供會計支持、結算和清算服務。此收入在服務提供時確認；

- 為客戶開發信息系統的收入按照完工百分比法在其能夠可靠計量時予以確認。完工百分比即截至該日止已提供的服務所發生的成本佔將予提供的總服務所需要的成本的百分比。當提供服務所產生的產出無法可靠計量時，收入僅按照可以收回的費用加以確認。當預期執行合約將導致虧損時，則需要將預期的全部虧損記入損益表；

- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及

- 股息收入在收取款項的權利確定時確認。

3.17 ***政府補貼***

當能夠合理地保證政府補貼將可收取，而集團將會符合所有附帶條件時，將政府提供的補助按其公平值確認入賬。與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在損益賬中確認。

3.18 ***股息分派***

向目標公司股東分派的股息在股息獲目標公司董事批准的期間內於目標集團的財務報表內列為負債。

在資產負債表內就有關界定退休福利而確認的負債，為資產負債表日界定福利責任的現值，並就未確認的過往服務成本和未確認的精算損益作出調整。界定福利責任由獨立精算師利用預計單位貸記法計算。界定福利責任的現值利用將用以支付福利的貨幣為單位計值且到期日與有關之退休負債的年期近似的高質素債券的利率，將估計未來現金流出量貼現計算。根據經驗而調整的精算盈虧以及精算假設的變動超過界定福利責任10%時確認在損益表中。過往服務成本即時確認在損益表。

這些補充退休福利義務在重組完成時由航信集團承擔(附註1(b))。自二零零七年十月三十一日起，目標集團將不會再向其員工提供任何酌情補充退休福利。

(ii) *住房公積金*

目標集團的全職僱員均有權參加多項政府資助的住房基金計劃。目標集團每月按僱員薪金若干百分比向該等基金供款。目標集團就該等基金的責任以各期間應付的供款為限。

3.15 *撥備*

在出現以下情況時，就法律索償作出撥備：目標集團因已發生的事件而產生現有的法律或推定責任；有可能需要資源流出以償付責任；金額已被可靠估計。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

撥備採用稅前利率按照預期需償付有關責任的開支的現值計量，該利率反映當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的撥備確認為利息開支。

3.16 *收入確認*

收入指目標集團在通常活動過程中出售服務的已收或應收代價的公平值。收入在扣除增值稅、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

採用在資產負債表日前已頒布或實質頒布，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。

遞延所得稅資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

遞延稅項就附屬公司投資產生之暫時差異而撥備，但假若目標集團可以控制暫時差異之撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

3.14 ***員工福利***

(i) *退休福利責任*

(a) 界定供款計劃

目標集團的全職員工享有政府資助的退休金計劃和保險公司管理的補充退休金計劃，據此，僱員根據若干計算方式享有每月支付的退休金。有關政府機構和保險公司須負責向該等已退休員工支付退休金。目標集團每月向該等退休金計劃供款。

對於界定供款計劃，目標集團以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。目標集團作出供款後，即無進一步付款責任。供款在應付時確認為僱員福利開支。

(b) 界定福利計劃

二零零七年十月三十一日以前，目標集團酌情向一九九四年至二零零七年退休的員工提供補充退休福利。這些酌情提供的補充福利僅在員工退休時考慮是否予以提供。該等補充福利的提供主要依據年齡、服務年限和工資待遇等釐定。此等補充退休福利記錄為界定福利計劃。

未來應付的福利款項的淨現值按目標集團於員工退休時向其完全支付退休福利款項得出。

虧損－按收購成本與當時公平值的差額，減該財務資產之前在損益表確認的任何減值虧損計算－自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。應收賬款的減值測試在附註3.10中說明。

3.10 *應收賬款及其它應收款*

應收賬款及其它應收款初步以公平值確認，其後利用實際利率法按攤余成本扣除減值撥備計量。當有客觀證據證明目標集團將無法按應收款的原有條款收回所有款項時，即就應收賬款及其它應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款，均被視為是應收賬款已減值的跡象。撥備金額為資產之賬面值與按原實際利率折現之估計未來現金流量之現值之差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表中確認。如一項應收賬款及其他應收賬款無法收回，其會與應收賬款內的備付賬戶撇銷。之前已撇銷的款項如其後收回，將在回損益表中撥回。

3.11 *現金及現金等價物*

現金及現金等價物包括手頭現金、銀行通知存款。

3.12 *應付賬款及其他應付款*

應付賬款及其他應付款初步以公平值確認，其後利用實際利息法按攤銷成本計量。

3.13 *當期所得稅和遞延所得稅*

當期所得稅費用依目標公司及其附屬公司運營及產生應課稅收入的國家於資產負債表日頒布或事實頒布上的稅法為依據計算得到。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項

定期購入及出售的財務資產在交易日確認－交易日指目標集團承諾購入或出售該資產之日。對於並非按公平值透過損益記賬的所有財務資產，其投資初步按公平值加交易成本確認。按公平值透過損益記賬的財務資產，初步按公平值確認，而交易成本則在損益表支銷。當從投資收取現金流量的權利經已到期或經已轉讓，而目標集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。可供出售財務資產及按公平值透過損益記賬的財務資產其後則按公平值列賬。

來自「按公平值透過損益記賬的財務資產」類別的公平值變動所產生的盈虧，列入產生期間損益表內。來自按公平值透過損益記賬的財務資產的股息，當目標集團收取有關款項的權利確定時，在損益表內確認。

以外幣為單位並分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其他變動所產生的匯兑差額進行分析。貨幣性證券的匯兑差額在收益表確認；非貨幣性證券的匯兑差額在權益中確認。

分類為可供出售的貨幣性及非貨幣性證券的公平值變動在權益中確認。

當分類為可供出售的證券售出或減值時，在權益中確認的累計公平值調整列入損益表內作為投資證券的盈虧。

可供出售證券利用實際利率法計算的利息在損益表內確認為部份其它收入。至於可供出售權益工具的股息，當目標集團收取有關款項的權利確定時，在損益表內確認為部份其它收入。

有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言)，目標集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其它工具、貼現現金流量分析法和期權定價模式，充份利用市場數據而儘量少依賴實體特有的數據。

目標集團在每個資產負債表日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售的股權證券，證券公平值若大幅度或長期跌至低於其成本值，會被視為證券已經顯示減值。若可供出售財務資產存在此等證據，累計

值兩者之間較高者為准。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。已蒙受減值的非財務資產在每個報告日期均就減值是否可以撥回進行檢討。

3.9 ***財務資產***

目標集團將其財務資產分類為以下類別：按公平值透過損益記賬、持至到期日財務資產、貸款及應收款，以及可供出售財務資產。分類視乎購入財務資產之目的。管理層在初始確認時釐定財務資產的分類。

(a) *按公平值透過損益記賬的財務資產*

按公平值透過損益記賬的財務資產指持有作買賣用途的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。在此類別的資產分類為流動資產。

(b) *持至到期日財務資產*

持至到期日財務資產為有固定或可釐定付款以及固定到期日的非衍生財務資產，而目標集團管理層有明確意向及能力持有至到期日。如目標集團將出售持至到期日財務資產非微不足道的數額，整個類別將被重新分類為可供出售。除了到期日由資產負債表日起計不足12個月的持至到期日財務資產分類為流動資產外，此等資產列入非流動資產內。持至到期日財務資產以實際利率法按攤余成本列賬。

(c) *貸款及應收款*

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等項目包括在流動資產內，但若到期日由資產負債表日起計超過12個月者，則分類為非流動資產。貸款及應收款利用實際利率法按攤余成本列賬。

(d) *可供出售財務資產*

可供出售財務資產為被指定作此類別或並無分類為任何其它類別之非衍生工具。除非管理層有意在資產負債表日後12個月內出售該項投資，否則此等資產列在非流動資產內。

資產的折舊採用以下的估計可使用年期將成本按直線法分攤至剩餘價值計算：

房屋建築物	30年
汽車	6年
辦公設備	4至8年
電子設備	4至5年

資產的剩餘價值及可使用年期在每個資產負債表日進行檢討，及在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值實時撇減至可收回金額(附註3.8)。

出售盈虧按所得款與賬面值的差額釐定，並在損益表中確認。

在建工程按成本計量。成本包括建造和收購成本及由在建造、安裝和調試期間產生的借款費用。在建工程達到預計可使用狀態前不計提折舊。

3.6 *無形資產*

無形資產主要是購入的電腦軟件。

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期為五年並按直線法攤銷。

為重新取得或維持企業根據其初始運行標準估計而預計現存軟件系統所能帶來的未來經濟利益有關的成本在產生時確認為費用。

3.7 *租賃土地使用權*

租賃土地使用權是在中國的土地使用權的購入成本，按成本減累計攤銷和減值損失計量。成本系為獲得此中華人民共和國土地使用權而支付價款。土地使用權的攤銷是在土地使用權期限內按直線法計算。

3.8 *非財務資產的減值*

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價

3.4 *外幣匯兑*

(a) *功能和列賬貨幣*

目標集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，人民幣為目標公司的功能及列賬貨幣。

(b) *交易及餘額*

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其它變動所產生的匯兑差額進行分析。與攤銷成本變動有關的匯兑差額確認為盈利或虧損，賬面值的其它變動則於權益中確認。

非貨幣性財務資產及負債的換算差額呈報為公平值盈虧的一部份。非貨幣性財務資產及負債(例如按公平值持有透過損益記賬的權益工具)的換算差額在損益表中呈報為公平值盈虧的一部份。非貨幣性財務資產(例如分類為可供出售的權益)的換算差額包括在權益中可供出售儲備內。

物業、機器及設備

物業、機器及設備按歷史成本減折舊和減值虧損列賬。歷史成本包括收購該項目直接應佔的開支及使該項目達到工作狀態和運送至使用地點而需要的直接費用。

其後成本只有在與該項目有關的未來經濟利益有可能流入目標集團，而該項目的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產。已更換零件的賬面值已被剔除入賬。所有其它維修及保養在產生的財政期間內於損益表支銷。

- 國際財務報告準則3(修訂)「企業合併」(適用於企業合併的收購日期是在二零零九年七月一日或以後開始的首個年度報告期間或以後);
- 國際財務報告詮釋委員會－詮釋14「國際會計準則19－界定福利資產限額、最低資金要求及兩者相互關係」(由二零零八年一月一日起生效);及
- 國際報告準則2(修訂)「以股份為基礎的支付－給予條件和取消」(由二零零九年一月一日起生效)。

3.2 ***綜合賬目***

綜合財務報表包括目標公司及其所有附屬公司截至同一年度末的財務報表。

附屬公司指目標集團有權管控其財政及營運政策的所有實體，一般附帶超過半數投票權的股權。在評定目標集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至目標集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

除重組因視同共同控制交易而以附註2所列示的編製基準予以記錄外，會計收購法乃用作目標集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過目標集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的餘額及未實現收入予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與目標集團採用的政策符合一致。

在目標公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由目標公司按已收及應收股息入賬。

3.3 ***分部報告***

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其它業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其它經濟環境中營運的分部的不同。

截至報告日國際財務報告詮釋委員會已頒布了以下新／修訂但未生效的準則或詮釋。目標集團尚未提早採納這些準則或詮釋。

(a) *仍未生效而目標集團亦無提早採納的準則、修訂及對現有準則的詮釋*

以下為已公佈的準則、修訂及對現有準則的詮釋，而目標集團必須在二零零八年一月一日或之後開始的會計期間或較後期間採納，但目標集團並無提早採納：

- 國際財務報告準則8「營運分部」(由二零零九年一月一日起生效)。國際財務報告準則8取代了國際會計準則14，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部數據須按照與內部報告所採用的相同基準呈報。目標集團將會由二零零九年一月一日起應用國際財務報告準則8；及

- 國際會計準則1(修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。國際會計準則1(修訂)規定所有權益擁有人的變動必須在權益變動表中呈列。所有全面收入必須在全面收入報表中，或分開在收益表和全面收入報表中呈列。此項修訂規定如有追溯調整或重新分類的調整，應將最早的可比較期間開始時的財務狀況報表在整份財務報表中呈列。但此項修訂沒有改變其它國際財務報告準則對特定交易和其它事項的確認、計量或披露規定。目標集團將會由二零零九年一月一日起應用國際會計準則1(修訂)。

(b) *仍未生效且與目標集團二零零七年營運無關的準則、修訂及對現有準則的詮釋*

- 國際會計準則23(修訂)「借貸成本」(由二零零九年一月一日起生效)；

- 國際會計準則27(修訂)「綜合及獨立財務報表」(由二零零九年七月一日或之後開始的年度期間起生效)；

- 國際會計準則32(修訂)及國際會計準則1(修訂)「不可贖回金融工具」(由二零零九年一月一日起生效)；

- 國際財務報告詮釋委員會－詮釋11「國際財務報告準則2－集團及庫存股份交易」(由二零零七年三月一日起生效)；

- 國際財務報告詮釋委員會－詮釋12「服務特許權的安排」(由二零零八年一月一日起生效)；

- 國際財務報告詮釋委員會－詮釋13「客戶忠誠度計劃」(由二零零八年七月一日起生效)；

財務資料中包括附註1(b)中所述歷史上與主營業務相關的其它應付款及補充退休福利責任。這些負債重組後已由航信集團承擔，並未轉入目標公司，由於這些負債與主營業務相關，他們被包含在有關期間的財務資料中，並列示為重組完成後權益持有人的貢獻。

3　重要會計政策摘要

編製本綜合財務報表採用的主要會計政策載於下文。除另有説明外，此等政策在所呈報的所有年度內貫徹應用。

3.1 *編製基準*

目標集團的財務資料依據首次採用國際財務報告準則的規定編製。財務資料按歷史成本法編製。目標集團依據國際財務報告準則1「首次採用國際財務報告準則」編製財務資料。本財務資料是目標集團首份根據國際財務報告準則編製的財務報告。

目標公司董事已根據中國會計準則編製了目標公司截至二零零七十二月三十一日年度綜合財務報表。中國會計準則在一些方面與國際財務報告準則存在差異。差異調整及對由中國準則轉為國際財務報告準則對目標集團權益及税後淨利潤的影響的描述如下：

	於二零零七年十二月三十一日總權益	截至二零零七年十二月三十一日年度税後淨利潤
中國準則金額	767,347	60,741
準則調整：		
非流動資產評估的沖回	(63,569)	2,468
補充退休福利責任的確認	–	(2,336)
其它	–	601
收入和費用的截止性調整及相關税務影響	(4,404)	2,424
國際財務報告準則金額	699,374	63,898

編製符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用目標集團的會計政策過程中行使其判斷。涉及高度的判斷或涉及高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註4中披露。

根據重組，目標公司及其附屬公司成立並繼續經營主營業務。

作為重組的一部分，航信集團或其附屬公司保留以下與主營業務無關的資產：

(i) 部分物業所有權，包括停車位及居住用房產；及

(ii) 權益性投資和有價證券。

此外，以下由主營業務產生的負債由航信集團在重組完成時承擔：

(i) 長賬齡其他應付款約人民幣174,115,000元；及

(ii) 對退休員工的補充退休福利責任約人民幣15,550,000元抵減相應的所得税影響約人民幣3,888,000元。

在剝離如上所列資產和負債後，前身公司的淨資產由目標集團相應實體接收。

重組於二零零七年十月三十一日完成，目標公司成為其兩附屬公司的控股母公司，並共同組成目標集團。

2 呈報基準

按照重組方案，原結算中心、開發中心和服務中心的主營業務由目標公司及其附屬公司繼續經營。由於這些主營業務和組成目標集團的公司均完全由航信集團全資擁有及控制，因此該重組被視作以權益合併之相近方式在共同控制下的重組。

目標集團有關期間的財務資料均以權益合併為基礎編製，即視為於整個有關期間均按目標公司為其附屬公司的母公司，並由其共同組成目標集團而編製。

如上文附註1(b)所述之按照重組方案剝離至航信集團的與主營業務無關的資產和負債，由於其擁有不同並獨立的管理體系負責這些資產及其日常經營，並單獨核算或有獨立的會計記錄，所以未包括於目標集團有關期間的財務資料中，即視為這些資產和負債為自主經營，其性質與主營業務完全不同，並且根據重組方案由航信集團或其附屬公司所持有。

II. 財務資料附註

1 目標集團，重組及主要業務

(a) *目標集團背景*

根據下文附註1(b)所列之重組，目標公司是根據中華人民共和國公司法於二零零七年十月二十六日在中國註冊成立的有限責任公司。目標集團主要為各民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務（「主營業務」）。目標公司董事認為於中國境內成立的國有企業中國民航信息航信集團（「航信集團」）為目標公司的母公司和最終控股股東。目標公司的註冊地址為中華人民共和國北京市朝陽區西河北里12號樓。

於二零零七年十二月三十一日，目標公司持有如下附屬公司直接權益，該等附屬公司均為依中華人民共和國公司法於中國境內註冊成立的有限責任公司。

名稱	註冊成立日	註冊／運營地點	持有權益	實收資本 *人民幣*	主要業務	審計師
直接持有：						
北京亞科技術開發有限責任公司	二零零七年十月三十日	中國，北京	100%	16,121,600	信息系統開發與支持服務	中瑞岳華會計師事務所
北京航遠航空服務有限責任公司	二零零七年十月三十一日	中國，北京	100%	1,500,000	機票和酒店代理服務	中瑞岳華會計師事務所

註： 作為重組方案的一部分，北京亞科技術開發有限公司和北京航遠航空服務有限公司為根據中華人民共和國公司法分別於二零零七年十月三十日和二零零七年十月三十一日註冊成立的有限責任公司。

目標集團的主要業務均在中國發生。

(b) *目標集團重組*

目標集團經營的主營業務，在目標集團重組前由中國航空結算中心（「結算中心」）、北京亞科技術開發中心（「開發中心」）及北京航遠航空服務中心（「服務中心」）（統稱「前身公司」）從事。他們均為由航信集團所有並最終控制，並受中國國有資產監督管理委員會監管的國有企業。

綜合現金流量表

	附註	截至十二月三十一日止年度 二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
經營活動之現金流量				
經營活動提供之現金	27	241	90,992	510,803
所得稅支出		(24,637)	(53,384)	(29,708)
經營活動提供／(使用)之現金流量淨額		(24,396)	37,608	481,095
投資活動之現金流量				
購買物業、廠房、設備及無形資產及預付土地使用費		(6,551)	(38,655)	(12,287)
利息收入		9,824	8,780	8,035
出售物業、廠房及設備所得款項		26	169	—
投資活動提供／(使用)之現金流量淨額		3,299	(29,706)	(4,252)
籌資活動之現金流量				
權益持有人投入	24(c)	26,780	2,378	22,590
籌資活動提供之現金流量淨額		26,780	2,378	22,590
現金及現金等價物增加淨額		5,683	10,280	499,433
年初現金及現金等價物		12,210	17,893	28,173
年終現金及現金等價物		17,893	28,173	527,606

綜合股東權益變動表

		重組後所有者權益				
					重組前	股東權益
		實收資本	儲備	留存收益	所有者權益	合計
		(附註24)	*(附註24)*		*(附註24)*	
	附註	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零五年一月一日餘額		–	–	–	198,482	198,482
本年利潤		–	–	–	123,190	123,190
公司權益持有人投入	24 (c)	–	–	–	26,780	26,780
二零零五年十二月三十一日餘額		–	–	–	348,452	348,452
二零零六年一月一日餘額		–	–	–	348,452	348,452
本年利潤		–	–	–	65,223	65,223
公司權益持有人投入	24 (c)	–	–	–	2,378	2,378
二零零六年十二月三十一日餘額		–	–	–	416,053	416,053
二零零七年一月一日餘額		–	–	–	416,053	416,053
本年利潤		–	–	1,878	62,020	63,898
公司權益持有人投入	24 (c)	–	–	–	219,423	219,423
公司改制淨資產轉增實收資本		759,785	(62,289)	–	(697,496)	–
二零零七年十二月三十一日餘額		759,785	(62,289)	1,878	–	699,374

	附註	於十二月三十一日 二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
負債				
非流動負債				
補充退休福利責任	10	11,410	13,360	—
非流動負債合計		11,410	13,360	—
流動負債				
應付賬款	25	80	577	2,756
應付附屬公司		10,715	—	4,008
其它應付款和 其它流動負債	26	761,867	538,154	339,799
補充退休福利責任	10	540	560	—
應交所得稅		71,054	55,853	65,367
流動負債合計		844,256	595,144	411,930
負債合計		855,666	608,504	411,930
權益及負債合計		1,196,056	1,017,799	1,103,427
流動資產淨值		226,341	277,747	553,130
總資產減流動負債		351,800	422,655	691,497

資產負債表

	附註	於十二月三十一日 二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
資產				
非流動資產				
物業、廠房及設備，淨額	13	113,783	106,522	103,370
無形資產，淨額	14	1,232	3,675	4,604
租賃土地使用權，淨額	15	–	20,122	19,718
於附屬公司的投資	16	6,500	6,500	7,728
遞延所得稅資產	17	3,944	8,089	2,947
非流動資產合計		125,459	144,908	138,367
流動資產				
應收賬款，淨額	18	9,074	5,842	9,404
應收母公司及同系附屬公司款項	19	580,347	530,795	11,003
應收附屬公司	20	5,441	1,768	–
其它應收款和其它流動資產，淨額	21	462,949	316,366	423,068
現金及現金等價物	22	12,786	18,120	521,585
流動資產合計		1,070,597	872,891	965,060
資產合計		1,196,056	1,017,799	1,103,427
權益				
目標公司權益持有人				
應佔資本及儲備				
實收資本	23	–	–	759,785
儲備		–	–	(73,104)
留存收益		–	–	4,816
重組前所有者權益		340,390	409,295	–
權益合計	24	340,390	409,295	691,497

	附註	截至十二月三十一日 二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
負債				
非流動負債	10			
補充退休福利責任		11,410	13,360	–
非流動負債合計		11,410	13,360	–
流動負債				
應付賬款	25	250	1,513	2,957
其它應付款和其它流動負債	26	767,447	544,849	346,213
補充退休福利責任	10	540	560	–
應交所得税		76,126	58,104	65,926
流動負債合計		844,363	605,026	415,096
負債合計		855,773	618,386	415,096
權益及負債合計		1,204,225	1,034,439	1,114,470
流動資產淨額		237,808	288,682	567,330
總資產減流動負債		359,862	429,413	699,374

綜合資產負債表

	附註	截至十二月三十一日 二零零五年 人民幣千元	 二零零六年 人民幣千元	 二零零七年 人民幣千元
資產				
非流動資產				
物業、廠房及設備，淨額	13	116,799	108,845	104,775
無形資產，淨額	14	1,311	3,675	4,604
租賃土地使用權，淨額	15	–	20,122	19,718
遞延所得稅資產	17	3,944	8,089	2,947
非流動資產合計		122,054	140,731	132,044
流動資產				
應收賬款，淨額	18	12,264	8,081	10,765
應收母公司及同系附屬公司款項	19	588,965	540,675	20,803
其它應收款和其它流動資產，淨額	21	463,049	316,779	423,252
現金及現金等價物	22	17,893	28,173	527,606
流動資產合計		1,082,171	893,708	982,426
資產合計		1,204,225	1,034,439	1,114,470
權益				
目標公司權益持有人				
應佔資本及儲備				
實收資本	23	–	–	759,785
儲備		–	–	(62,289)
留存收益		–	–	1,878
重組前所有者權益		348,452	416,053	–
權益合計	24	348,452	416,053	699,374

2. 截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止三個財政年度中國航空結算集團的財務資料

以下為截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止三個年度中國航空結算集團的財務資料，乃摘錄自中國航空結算公司收購通函附錄二－「中國航空結算集團之會計師報告」。以下所指「目標公司」和「目標集團」分別為中國航空結算公司和中國航空結算集團。

I. 目標集團財務報表

綜合損益表

		截至十二月三十一日止年度		
		二零零五年	**二零零六年**	**二零零七年**
	附註	*人民幣千元*	*人民幣千元*	*人民幣千元*
收入	6	245,707	255,926	273,485
人工成本	9	(108,187)	(97,612)	(109,212)
營業稅金及附加		(13,262)	(13,536)	(14,216)
折舊及攤銷		(25,068)	(24,785)	(16,661)
技術支持及維護費		(8,579)	(9,919)	(9,043)
物業管理費		(9,197)	(9,974)	(10,530)
其它收入		3,236	–	–
其它營業成本		(21,647)	(28,738)	(22,618)
營業利潤		63,003	71,362	91,205
財務收入		20,775	25,078	11,649
沖回財務擔保責任	12	67,676	–	–
除稅前利潤	7	151,454	96,440	102,854
所得稅	11	(28,264)	(31,217)	(38,956)
除稅後利潤及目標公司年內權益持有人應佔盈利		123,190	65,223	63,898

1. 緒言

誠如中國航空結算公司收購通函所載，本公司將收購航信集團於中國航空結算公司的全部股權，代價為人民幣788百萬元(約相等於895.45百萬港元)。該收購已於二零零九年三月三日完成，收購代價乃透過本公司向航信集團發行及配發137,499,218股新內資股支付。

中國航空結算公司的主營業務是向商營航空公司及其他航空公司提供會計、結算及清算服務及信息系統開發及支持服務。中國航空結算公司不僅是全球第二大IATA BSP數據處理的服務提供商，也是中國航空運輸業最大的結算清算外包服務及系統產品提供商，主要客戶涵蓋國內客貨運航空公司、外國及地區商營航空公司，國內機場、政府機構及IATA。

中國航空結算公司收購事項不會導致應付中國航空結算公司董事的薪酬及彼等應收的實物利益總額有變。

4. 本集團債務

借貸

於二零零九年十二月三十一日(即本通函付印前確定本債務聲明所載若干資料的最後可行日期)營業時間結束時，本集團並無任何未償還銀行貸款。

或然負債

於二零零九年十二月三十一日營業時間結束時，本集團並無任何重大或然負債。

免責聲明

除本通函其他部分所披露者，以及集團內公司間的負債和正常交易產生的負債外，於二零零九年十二月三十一日營業時間結束時，本集團並無並無擁有已發行及未償還、法定或以其他方式設立但未發行或同意發行的借貸資本、銀行透支、質押或債券、按揭、或貸款或其他類似債務、融資租約承擔、租購承擔、承兑負債(一般交易票據及應付款項除外)或承兑信貸或任何擔保或其他重大或然負債。

5. 營運資金充裕

經計及收購事項預期完成及本集團內部可用資源後，董事認為，如無不可預見的情況，本集團營運資金充裕，足以應付現時的需要，即自本通函日期起計至少12個月的需求。

6. 重大不利變動

董事確認自二零零八年十二月三十一日(即本集團最新刊發經審核年度財務報表的編製日期)以來，本集團的財務或經營狀況並無任何重大不利變動。

16. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人為本集團的總經理。總經理審閱的資料與綜合損益表所載資料一致。本集團截至二零零九年及二零零八年六月三十日止六個月期間並無編製任何分部損益表。

本集團由於本集團的收入主要來自中國，其資產亦位於中國。

佔總收入10%以上的客戶主要包括：

主要客戶	未審計 截至六月三十日止六個月 二零零九年 人民幣千元	%	二零零八年 人民幣千元	%
中國國際航空股份有限公司	146,781	12%	145,543	13%
中國南方航空股份有限公司	197,910	17%	190,059	17%
中國東方航空股份有限公司	162,065	14%	155,493	14%

15. 承諾事項

(a) *資本性支出承諾*

於結算日，本集團有以下資本性支出承諾：

	二零零九年六月三十日 *未審計* *人民幣千元*	二零零八年十二月三十一日 *人民幣千元*
已授權且訂約		
—計算機系統	34,486	15,854
—房屋	—	—
已授權但未訂約		
—計算機系統	299,023	456,294
—土地及房屋	685,000	685,000
合計	1,018,509	1,157,148

上文所述的資本性支出承諾主要與建設北京新運營中心、開發及逐步推行新一代航空旅客服務信息系統及其他新業務相關。

於二零零九年六月三十日上述已訂約的資本性支出承諾中有約人民幣17,843,000元以美元計價。

(b) *經營租賃承諾*

於結算日，本集團有以下經營租賃承諾：

	二零零九年六月三十日 *未審計* *人民幣千元*	二零零八年十二月三十一日 *人民幣千元*
一年內	35,695	39,940
一年至五年	14,073	10,877
合計	49,768	50,817

13. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零九年六月三十日	二零零八年十二月三十一日
	未審計	
	人民幣千元	*人民幣千元*
六個月以內	9,423	20,882
六個月至一年	12,516	20,018
一年至二年	34,790	41,845
二年至三年	4,616	6,677
三年以上	9,920	10,124
應付賬款合計	71,265	99,546
預提費用及其他負債	739,983	597,061
應付賬款及預提費用合計	811,248	696,607

14. 經營活動提供之現金

	未審計 截至六月三十日止六個月 二零零九年	 二零零八年
	人民幣千元	*人民幣千元*
税前利潤	446,912	391,591
就下列各項調整：		
折舊及攤銷	169,951	168,778
出售物業、廠房及設備虧損	37	95
利息收入	(44,897)	(47,897)
計提應收賬款減值撥備	(15,444)	—
應佔聯營公司收益	(5,911)	(6,907)
匯兑損失	(654)	4,218
流動資產減少／(增加)：		
應收賬款	(8,914)	(19,713)
存貨	4,954	903
預付款項及其他流動資產	7,750	188,502
應收聯營及關聯方款	(130,036)	(207,178)
流動負債增加／(減少)：		
應付賬款及預提費用	176,927	(91,894)
遞延收益	(682)	(291)
應付關聯方款	(117,018)	32,944
經營活動提供之現金	482,975	413,151

截至二零零九年六月三十日止六個月期間，本集團新購物業，廠房及設備價值合計約為人民幣135,463,000元。

11. 應收帳款，淨值

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零九年六月三十日	二零零八年十二月三十一日
	未審計	
	人民幣千元	*人民幣千元*
六個月內	150,388	130,562
六個月至一年	34,857	22,285
一年至二年	22,776	15,952
二年至三年	1,661	868
三年以上	7,171	7,384
應收賬款合計	216,853	177,051
減值撥備	(28,095)	(12,651)
應收賬款，淨值	188,758	164,400

12. 應收關聯方款，淨值

與關聯公司的往來餘額為與貿易相關、無抵押、免息及一般須於六個月內償還。

應收關聯方款的帳齡分析如下：

	二零零九年六月三十日	二零零八年十二月三十一日
	未審計	
	人民幣千元	*人民幣千元*
六個月內	832,231	791,559
六個月至一年	233,567	151,166
一年至二年	5,052	1,996
二年至三年	7	5,799
三年以上	37	8,904
應收關聯方款合計	1,070,894	959,424
減值撥備	—	(14,665)
應收關聯方款，淨值	1,070,894	944,759

7. **每股盈利**

本公司股權持有人應佔每股基本及攤薄盈利是根據下列數據計算得出：

	未審計	
	截至六月三十日止六個月	
	二零零九年	二零零八年
盈利 *(人民幣千元)* 用於計算每股基本及攤薄盈利的盈利	364,106	316,590
股份數目 *(千股)* 已發行普通股加權平均數 *(註)*	1,938,476	1,913,814
每股盈利 *(人民幣元)* 基本及攤薄	0.19	0.17

註： 截至二零零九年及二零零八年六月三十日止六個月期間已發行的股份數目已就於二零零九年三月三日收購結算公司向航信集團發行137,499,218股股份(附註4)作出調整，視同這些股份於所有呈報期間均獲發行。

8. **儲備**

對於二零零八年度任意盈餘公積金的提取已經在二零零九年六月五日的股東周年大會上通過。

截至二零零九年六月三十日止六個月期間，本公司已按二零零八年淨利潤的20%(人民幣103,967,000元)提取了任意盈餘公積金。

9. **股利分配**

在二零零九年六月五日的本公司股東周年大會上通過了以二零零八年度以前累積未分配利潤派發「二零零八年股息」每股人民幣0.186元，合共人民幣362,850,000元(其中末期股息人民幣206,850,000元，特別股息人民幣156,000,000元)。該等股息已計入截至二零零九年六月三十日止六個月期間股東權益，並列作留存收益的分配。

10. **物業、廠房及設備及預付租賃土地使用權(淨額)**

如附註4所述，收購物業的房屋部分人民幣109,000,000元計入物業、廠房及設備，土地部分人民幣92,000,000元計入預付租賃土地使用權。

5. 除税前利潤

除税前利潤已扣除及計入下列各項：

	未審計 截至六月三十日止六個月 二零零九年 人民幣千元	 二零零八年 人民幣千元
已扣除：		
折舊	150,687	161,465
無形資產攤銷	15,190	4,067
經營性租入固定資產改良攤銷	2,917	3,044
租賃土地使用權攤銷	1,157	202
出售物業、廠房及設備的虧損	37	95
計提應收賬款減值撥備	15,444	—
設備銷售成本	7,078	15,003
定額退休金計劃的供款	24,158	20,965
核數師酬金	1,100	1,139
匯兑損失／(收益)	(1,871)	4,732
住房公積金供款	12,718	10,391
研究與開發費用	119,374	116,207
已計入：		
利息收入	44,897	47,896

6. 税項

二零零七年三月十六日全國人民代表大會通過了《中華人民共和國企業所得税法》(「新所得税法」)，並於二零零八年一月一日起實施。根據新所得税法，自二零零八年起法定企業所得税税率為25%。根據有關規定，獲得高新技術企業認定的企業依據新所得税法仍享受企業所得税15%的優惠税率。於二零零八年十二月，本公司根據新所得税法再次被評定為高新技術企業，可以自二零零八年至二零一零年享受15%的優惠税率。

除被評定為高新技術企業外，本公司被相關當局評定為二零零六年度、二零零七年度和二零零八年度國家規劃布局內的重點軟件企業，可以享受10%的優惠税率。根據相關規定，按15%的税率繳納的税費與按10%的優惠税率繳納的税費的差額應記入獲得國家規劃布局內的重點軟件企業認定當期的利潤表中。

二零零八年十二月三十一日

	集團未合併結算公司	結算公司	調整(附註)	合併後
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
資產				
非流動資產	1,007,222	153,044	—	1,160,266
流動資產	4,233,985	906,180	(4,900)	5,135,265
資產合計	5,241,207	1,059,224	(4,900)	6,295,531
所有者權益				
股本	1,776,315	759,785	(759,785)	1,776,315
儲備	1,466,952	(55,008)	759,785	2,171,729
留存收益	1,416,679	72,461	—	1,489,140
少數股東權益	98,810	—	—	98,810
所有者權益合計	4,758,756	777,238	—	5,535,994
負債				
非流動負債	180	—	—	180
流動負債	482,271	281,986	(4,900)	759,357
負債合計	482,451	281,986	(4,900)	759,537
負債和所有者權益合計	5,241,207	1,059,224	(4,900)	6,295,531

附註： 上述調整為i)本公司與結算公司公司間流動資產負債餘額的抵銷；ii)由於收購結算公司，增加本公司的儲備。

由於收購前和收購後，本公司和中國航空結算股份有限公司均受航信集團共同控制，因此此次交易處理為同一控制下企業合併。本公司採用合併賬務法處理。因此，財務報表的比較數據已進行調整，猶如結算公司於最早呈報期間已被收購一般。下表為該次同一控制下企業合併對簡明綜合資產負債表的影響。

二零零九年六月三十日

	集團未合併結算公司	結算公司	調整 *(附註)*	合併後
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
資產				
非流動資產	1,503,499	148,170	(328,183)	1,323,486
流動資產	4,661,598	877,890	(4,900)	5,534,588
資產合計	6,165,097	1,026,060	(333,083)	6,858,074
所有者權益				
股本	1,950,806	759,785	(759,785)	1,950,806
儲備	1,925,806	(55,008)	431,602	2,302,400
留存收益	1,272,069	114,359	—	1,386,428
少數股東權益	104,612	—	—	104,612
所有者權益合計	5,253,293	819,136	(328,183)	5,744,246
負債				
非流動負債	180	—	—	180
流動負債	911,624	206,924	(4,900)	1,113,648
負債合計	911,804	206,924	(4,900)	1,113,828
負債和所有者權益合計	6,165,097	1,026,060	(333,083)	6,858,074

附註：上述調整為i)本公司與結算公司公司間流動資產負債餘額的抵銷；ii)本公司與結算公司長期投資的抵銷。

- 國際財務準則1(修訂本)「首次採納國際財務準則」及國際會計準則27「綜合及獨立財務報表」。此修訂刪去了國際會計準則27成本方法的定義，並取而代之規定在投資者的獨立財務報表中呈列股息為收入。

二零零九年一月一日開始財政年度首次生效但與本集團截至二零零九年六月三十日止六個月無關的標準及詮釋新增修訂：

- 國際會計準則23(修訂本)「借貸成本」；
- 國際財務準則2(修訂本)「以股份為基礎的付款」。國際會計準則32(修訂本)，「金融工具：呈列」；
- 國際財務報告詮釋委員會9(修訂本)「重新評估嵌入式衍生工具」及國際會計準則39(修訂本)「金融工具：確認及計量」；
- 國際財務報告詮釋委員會—詮釋13「客戶忠誠度計劃」；
- 國際財務報告詮釋委員會—詮釋15「房地產建築協議」；
- 國際財務報告詮釋委員會—詮釋16「對沖海外業務淨投資」及；
- 國際會計準則39(修訂本)「金融工具：確認和計量」。

3. 收入

收入主要包括本集團因就提供其航空信息技術服務及相關服務等業務而收取的費用。此等收費大部分來自本公司股東。

4. 企業合併

誠如本公司日期為二零零八年六月十六日的通函、日期為二零零八年五月二十六日及二零零八年七月三十一日的公告所載列，本公司擬收購中國民航信息集團公司(「航信集團」)於中國民航結算有限責任公司(「結算公司」)的全部股權及位於中華人民共和國(「中國」)北京朝陽區東興里的物業(「物業」)。結算公司主要從事於為各民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務。該收購已於二零零九年三月三日完成，代價乃經本公司於完成後向航信集團發行及配售174,491,393股新內資股支付(137,499,218股用於收購結算公司；36,992,175股用於收購物業)。

未經審核簡明綜合財務報表附註

1. **一般資料**

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。

註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層。

2. **主要會計政策及編製基礎**

本未經審計的簡明綜合財務報表是在歷史成本原則下根據國際會計準則第三十四號「中期財務報告」編製，並已經本公司審核委員會審閱。

除以下說明外，編製該簡明綜合財務報表的會計政策與截至二零零八年十二月三十一日止年度財務報表所採用的一致。

二零零九年一月一日開始財政年度首次生效且本集團須予採納的新訂準則及修訂：

- 國際會計準則1(經修訂)「財務報表的呈報」。此項經修訂準則禁止在權益變動表中呈列收入及支出項目(即「非擁有人的權益變動」)，並規定「非擁有人的權益變動」必須與擁有人的權益變動分開呈列。所有非擁有人的權益變動將需要在業績報表中呈列，但實體可選擇在一份業績報表(全面收入報表)中，或在兩份報表(綜合收益表和全面收入報表)中呈列。

  本集團選擇呈列一份業績報表：全面收入報表。該簡明綜合財務報表的編製依據修訂的披露要求。

- 國際財務準則8「營運分部」。國際財務準則8「營運分部」取代了國際會計準則14「分部報告」。此項新準則要求採用「管理方法」，即分部數據須按照與內部報告所採用的相同基準呈報。

  分部數據按照與提供給經營決策者審核的內部報告所採用的相同基準呈報，經營決策者被視為擁有戰略決策的權利。本集團營運的最高決策人為本集團的總經理。

簡明綜合現金流量表

(金額單位：人民幣千元)

	附註	未審計 截至六月三十日止六個月 二零零九年	二零零八年 (附註4)
經營活動之現金流量			
經營活動提供之現金	14	482,975	413,151
企業所得税支出		(103,725)	(98,147)
經營活動提供之現金流量淨額		379,250	315,004
投資活動之現金流量			
購買物業、廠房、設備及無形資產		(122,785)	(170,273)
短期銀行存款到期		1,199,228	1,306,030
存入短期銀行存款		(887,038)	(885,538)
利息收入		44,897	47,897
自聯營公司之股息收入		4,560	300
出售物業、廠房及設備所得款項		(41)	172
投資活動提供之現金流量淨額		238,821	298,588
融資活動之現金流量			
支付股息		(3,187)	(232,541)
融資活動使用之現金流量淨額		(3,187)	(232,541)
匯率變動對現金及現金等價物的影響額		407	(7,174)
現金及現金等價物增加淨額		615,291	373,877
現金及現金等價物，期初餘額		1,326,473	1,736,758
現金及現金等價物，期末餘額		1,941,764	2,110,635

	附註	未審計				
		本公司權益持有人應佔			少數	
		實收資本	儲備	留存收益	股東權益	合計
二零零九年一月一日餘額(已呈報)		1,776,315	1,466,952	1,416,679	98,810	4,758,756
共同控制下二零零九企業合併之調整		—	704,777	72,461	—	777,238
二零零九年一月一日餘額(經重列)*(附註4)*		1,776,315	2,171,729	1,489,140	98,810	5,535,994
本期間利潤		—	—	364,106	8,989	373,095
其他全面收入：						
貨幣兑差額		—	(247)	—	—	(247)
截止二零零九年六月三十日止本期間全面收入總額		—	(247)	364,106	8,989	372,848
購買物業發行之股份		36,992	164,449	—	—	201,441
共同控制下二零零九企業合併發行之股份		137,499	(137,499)	—	—	—
分派二零零八年股利	9	—	—	(362,850)	–	(362,850)
附屬公司分派股利予少數股東		—	—	—	(3,187)	(3,187)
轉入儲備	8	—	103,968	(103,968)	—	—
二零零九年六月三十日餘額		1,950,806	2,302,400	1,386,428	104,612	5,744,246

簡明綜合權益變動表

(金額單位：人民幣千元)

	未審計				
	本公司權益持有人應佔			少數	
	實收資本	儲備	留存收益	股東權益	合計
二零零八年一月一日					
餘額(已呈報)	1,776,315	1,296,834	1,259,580	85,997	4,418,726
共同控制下二零零九					
企業合併之調整	—	697,496	1,878	—	699,374
二零零八年一月一日					
餘額(經重列) *(附註4)*	1,776,315	1,994,330	1,261,458	85,997	5,118,100
本期間利潤	—	—	316,590	10,765	327,355
其他全面收入：					
貨幣兌差額	—	(2,957)	—	—	(2,957)
截至二零零八年					
六月三十日止					
本期間全面收入總額	—	(2,957)	316,590	10,765	324,398
分派二零零七年股利	—	—	(230,921)	—	(230,921)
附屬公司分派股					
利予少數股東	—	—	—	(2,125)	(2,125)
轉入儲備	—	118,358	(118,358)	—	—
二零零八年六月三十日					
餘額(經重列)	1,776,315	2,109,731	1,228,769	94,637	5,209,452

簡明綜合全面收入表
(除每股數據外，所有金額均以人民幣千元為單位)

	附註	未審計 截至六月三十日止六個月 二零零九年	二零零八年 (附註4)
收入			
航空信息技術服務		847,409	795,640
結算及清算服務		122,893	133,150
數據網絡及其他		221,264	197,128
總收入	3	1,191,566	1,125,918
營業成本			
營業稅金及附加		(42,204)	(40,287)
折舊及攤銷		(169,951)	(168,778)
網絡使用費		(45,384)	(39,522)
人工成本		(197,442)	(182,221)
經營租賃支出		(32,072)	(38,617)
技術支持及維護費		(71,868)	(70,154)
佣金及推廣費用		(127,868)	(144,067)
其他營業成本		(110,544)	(100,752)
總營業成本		(797,333)	(784,398)
營業利潤		394,233	341,520
財務收入，淨額		46,768	43,164
應佔聯營公司收益		5,911	6,907
稅前利潤	5	446,912	391,591
所得稅	6	(73,817)	(64,236)
除稅後利潤		373,095	327,355
其他全面收入：			
貨幣兌差額		(247)	(2,957)
本期間其他全面收入，扣除稅項後		(247)	(2,957)
本期間全面收入總額		372,848	324,398
利潤應佔自：			
本公司權益持有人		364,106	316,590
少數股東權益		8,989	10,765
		373,095	327,355
全面收入總額應佔自：			
本公司權益持有人		363,859	313,633
少數股東權益		8,989	10,765
		372,848	324,398
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄 *(人民幣元)*	7	0.19	0.17

3. 本集團截至二零零九年六月三十日止六個月的未經審核綜合財務報表概要

下文載列本集團截至二零零九年六月三十日止六個月的財務資料概要，摘錄自本公司截至二零零九年六月三十日止六個月的中期報告。中國航空結算公司收購事項已於二零零九年三月三日完成，其有關財務影響已反映於中期財務資料中。

簡明綜合資產負債表

(金額單位：人民幣千元)

	附註	二零零九年六月三十日 未審計	二零零八年十二月三十一日 (附註4)
資產			
非流動資產			
物業、廠房及設備，淨值	10	989,821	1,004,445
無形資產，淨值		102,336	17,070
預付租賃土地使用權，淨值	10	110,584	19,314
於聯營公司的投資		105,016	103,665
其他長期資產		8,961	8,962
遞延所得税資產		6,768	6,810
		1,323,486	1,160,266
流動資產			
存貨		4,923	9,877
應收賬款，淨值	11	188,758	164,400
應收聯營公司		10,457	6,556
應收關聯方款，淨值	12	1,070,894	944,759
應抵所得税		69,553	45,104
預付款項及其他流動資產		235,701	313,368
短期銀行存款		2,012,538	2,324,728
現金及現金等價物		1,941,764	1,326,473
		5,534,588	5,135,265
資產總值		6,858,074	6,295,531
權益			
可分配給股東資本及儲備			
實收資本		1,950,806	1,776,315
儲備	8	2,302,400	2,171,729
留存收益			
－計劃期末現金股息	9	—	362,850
－其他		1,386,428	1,126,290
		5,639,634	5,437,184
少數股東權益		104,612	98,810
權益合計		5,744,246	5,535,994
負債			
非流動負債			
遞延所得税負債		180	180
流動負債			
應付賬款及預提費用	13	811,248	696,607
應付關聯方款		293,261	47,428
應交所得税		6,637	12,138
遞延收益		2,502	3,184
		1,113,648	759,357
負債合計		1,113,828	759,537
權益及負債合計		6,858,074	6,295,531
淨流動資產		4,420,940	4,375,908
總資產減流動負債		5,744,426	5,536,174

上述贖回股票授權將於本公司下次股東周年大會過期。

41. 重分類

比較期間會計報表的部分項目已按本年度會計報表的披露方式進行了重分類。

42. 會計報表的批准

此會計報表於二零零九年三月二十七日得到董事會的批准。

別客戶與供貨商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露了。

39. 最終控股公司

本公司董事認為於中國境內成立的航信集團為本公司的最終控股公司。

40. 會計報表期後事項

(a) 於期間後完成之重大收購事項

誠如本公司日期為二零零八年六月十六日的通函、日期為二零零八年五月二十六日及二零零八年七月三十一日的公告所載列，本公司擬收購航信集團於結算公司的全部股權及位於中華人民共和國(「中國」)北京朝陽區東興里的物業，總代價為人民幣10億元。該收購已於二零零九年三月三日完成，代價乃經本公司於完成後以每股代價股份6.39港元(約人民幣5.73元)向航信集團發行及配售174,491,393股新內資股支付，其影響將反映在截至二零零九年十二月三十一日的財務報表中。結算公司的管理層正在按國際財務報告準則編製財務報表。

本公司現全部已發行股份數為1,950,806,393股，其中內資股股數為1,329,098,393股，H股股數為621,708,000股。

由於本公司與結算公司在收購前後均為航信集團共同控制，因此該收購事項將被視為共同控制下的企業合併。本公司將依據附註3(a)(i)共同控制合併的會計政策法對收購結算公司的事項進行會計處理。

(b) 購回股票計劃

本公司於二零零九年三月三日舉行的臨時股東大會及類別股東大會批准本公司董事購回本公司股票的一般性授權。

基於該等購回股票的授權，董事會將被授權代表本公司於聯交所購回本公司每股面值人民幣1元H股。

購回已發行之H股之總面值不得超過通過該項特別決議案日期本公司已發行H股總面值之10%。

該等權利行使需經依據中華人民共和國相關法律及法規的批准。

(3) **關聯公司的餘額**

關聯公司的餘額主要包括應收關聯方款項：

公司名稱	集團 二零零八年 人民幣千元	集團 二零零七年 人民幣千元	公司 二零零八年 人民幣千元	公司 二零零七年 人民幣千元
中國南方航空股份有限公司(a)	281,960	129,108	279,400	126,854
中國東方航空股份有限公司	125,871	66,214	123,284	63,394
中國國際航空股份有限公司	127,592	52,680	127,330	52,667
海南航空股份有限公司	83,708	45,009	83,707	44,973
深圳航空有限責任公司(b)	42,019	25,482	38,541	23,314
中國東方航空武漢有限責任公司	3,274	1,629	3,274	1,290
四川航空股份有限公司	34,725	45,487	34,495	45,587

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的往來餘額。

b. 為本集團與深圳航空有限責任公司及其附屬公司鯤鵬航空有限公司之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

(4) **國有及國有控股企業的餘額**

與其他國有及國有控股企業的餘額列示如下：

	集團 二零零八年 人民幣千元	集團 二零零七年 人民幣千元	公司 二零零八年 人民幣千元	公司 二零零七年 人民幣千元
銀行存款	2,001,089	2,058,932	1,794,435	1,880,290

本集團是國有企業。根據修改後的國際會計準則第24號「關聯方披露」，除本集團的下屬公司之外，直接或間接被中國政府控制的其他國有及國有控股企業和其子公司也被定義為本公司及其子公司的關聯方。

本公司及其子公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，本公司及其子公司已盡可能的通過適當的程序來識

(2) **關聯公司交易**

本集團重大關聯公司交易如下：

(i) 航空信息技術服務及數據網絡服務的收入，上述服務的價格乃按照已經訂立的服務協議或參照中國民用航空總局(「民航總局」)訂立的計價準則(如適用)再經與關聯公司協商後釐定。

公司名稱	**二零零八年** *人民幣千元*	**二零零七年** *人民幣千元*
中國南方航空股份有限公司(a)	336,495	347,507
中國東方航空股份有限公司	253,306	258,585
中國國際航空股份有限公司	239,727	241,469
海南航空股份有限公司	151,594	146,464
深圳航空有限責任公司(b)	122,233	101,128
中國東方航空武漢有限責任公司	11,366	14,753
四川航空股份有限公司	68,071	68,420
山東航空股份有限公司	33,427	33,668
上海航空股份有限公司	107,714	99,295
雲南祥鵬航空有限責任公司	8,679	–

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的交易額。

b. 為本集團與深圳航空有限責任公司及其附屬公司鯤鵬航空有限公司之間的交易額。

董事會認為，此等交易是在正常業務中並按一般商業條款與關聯公司進行的。

(ii) 自航信集團租用物業

截至二零零八年十二月三十一日止年度，向航信集團租用物業的經營租賃支出約為人民幣38,608,608元(二零零七年：人民幣38,608,608元)。樓宇經營租賃的租金乃按照與航信集團協定的費率釐定。

(iii) 接受亞科公司提供計算機軟件開發服務

截至二零零八年十二月三十一日止年度，公司接受亞科公司提供的計算機軟件開發服務金額約為人民幣18,800,000元(二零零七年：人民幣18,800,000元)。亞科公司是航信集團間接控制的全資附屬公司。計算機軟件開發服務費的金額乃按照與亞科公司協定的費率釐定。

38. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司(「航信集團」)	本公司股東
中國南方航空集團公司	本公司股東
中國南方航空股份有限公司	本公司股東之附屬公司
中國東方航空集團公司	本公司股東
中國東方航空股份有限公司	本公司股東之附屬公司
中國航空集團公司	本公司股東
中國國際航空股份有限公司	本公司股東之附屬公司
廈門航空有限公司	本公司股東
中國東方航空武漢有限責任公司	本公司股東
海南航空股份有限公司	本公司股東
深圳航空有限責任公司	本公司股東
上海航空股份有限公司	本公司股東
四川航空集團公司	本公司股東
四川航空股份有限公司	本公司股東之附屬公司
雲南祥鵬航空有限責任公司	本公司股東之附屬公司
山東航空股份有限公司	本公司股東
北京亞科技術開發有限公司(「亞科公司」)	受同一母公司間接控制
中國航空結算有限責任公司(「結算公司」)	本公司股東之附屬公司

37. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零八年 人民幣千元	二零零七年 人民幣千元
已授權且訂約		
－計算機系統	15,854	55,720
－房屋	－	63,437
已授權但未訂約		
－計算機系統及其他	456,294	661,692
－土地及房屋	685,000	628,962
合計	1,157,148	1,409,811

上文所述的資本承諾主要與開發新一代旅客服務系統、建設北京新運營中心相關。

於二零零八年十二月三十一日，上述資本承諾中以美元計價的約為人民幣14,431,000元（二零零七年：約人民幣694,000元）。

(b) 經營租賃承諾

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零八年 人民幣千元	二零零七年 人民幣千元
一年內	39,940	58,581
一年至五年	10,877	68,264
合計	50,817	126,845

(c) 設備維護費及技術支持費承諾

於二零零八年十二月三十一日，本集團設備維護和技術支持費用承諾約為人民幣6,663,000元（二零零七年：人民幣14,417,000元）。

(iv) *流動資金風險*

本集團主要通過維持充足的現金和銀行存款餘額以應對流動資金風險。於二零零八年十二月三十一日，本集團的現金和現金等價物及短期銀行存款餘額佔集團總資產的比例約為60%(二零零七年：62%)。本公司董事認為，本集團有充足的現金餘額，面臨的流動資金風險不重大。

- **資金風險管理**

本集團的目的在於維持最佳的資本結構並降低資金成本。

本集團積極並定期的監管資本結構，在充分考慮本集團未來資金需求、資金效果、現在及預期利潤、預期現金流量、預期資金支出及預期戰略投資機會下，保證最佳資本結構及股東回報。

- **公平值估計**

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司及關聯方款項、國債、應付賬款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故金融工具的賬面金額於二零零八年十二月三十一日約為其公允價值。

36. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人為本集團的總經理。總經理審閱的資料與綜合損益表所載資料一致。本集團截至二零零八年及二零零七年十二月三十一日止年度並無編製任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

本集團承擔的外匯風險主要與以外幣列示的應收賬款、現金及現金等價物、短期銀行存款及應付賬款相關。這等資產及負債的貨幣分析分別於附註22、28、27和29中披露。

於二零零八年十二月三十一日，如人民幣兑美元及港幣升值／貶值5%，在管理層合理地認為所有其他可變因素維持不變的情形下，該年度的除稅後利潤將減少／增加約人民幣7,282,000元，主要是由於以美元和港幣為計算單位的應收賬款、現金及現金等價物、短期銀行存款及應付賬款所引致的匯兑差異。

(ii) *利率風險*

本集團孳息資產主要為現金及現金等價物、銀行存款和持有的國債。截至二零零八年十二月三十一日止年度，本集團利息收入約為人民幣82,609,000元(二零零七年：69,512,000元)。除此之外，集團的收入及運營現金流量實質上獨立於市場利率變動。本集團短期銀行存款和國債的利率及存款期限已於附註27及附註19內披露。

本集團於二零零八年十二月三十一日無重大借款或非流動債務，因此本集團面臨的利率變動風險不重大。

(iii) *信貸風險*

信貸風險乃按照組合方式管理，本集團的信貸風險來自現金及現金等價物、短期銀行存款、應收賬款及應收關聯方款所面臨之信貸風險。這些流動資產的賬面價值乃本集團就金融資產所面對的最大信貸風險。

由於本集團的收入大部分來自本公司股東，因此本集團的應收關聯方款為業務性質，且對方主要是國內各航空公司。這些航空公司多為民航業內的大型國有企業，且還款記錄良好，基本沒有發生過重大的壞賬損失。於二零零八年十二月三十一日，約71%的應收關聯方餘額集中於本集團的三家最主要的客戶：中國南方航空股份有限公司、中國東方航空股份有限公司和中國國際航空股份有限公司(二零零七年：62%)。

本集團規定其銀行存款須存於有良好聲譽和信用的銀行中。本集團會定期評估銀行的信用。於二零零八年十二月三十一日，約64%的銀行存款集中存於四大國有銀行(二零零七年：67%)。

34. 經營活動之現金流量

	二零零八年 人民幣千元	二零零七年 人民幣千元
税前利潤	618,045	718,591
就下列各項調整：		
折舊及攤銷	312,947	243,111
出售物業、廠房及設備虧損	384	6,039
利息收入	(82,609)	(69,512)
計提應收賬款減值撥備	6,291	1,747
應佔聯營公司收益	(17,969)	(12,991)
匯兑損益	4,904	19,149
流動資產減少(增加)：		
應收賬款	(25,461)	(58,430)
存貨	(636)	(4,743)
預付款項及其他流動資產	4,782	(5,370)
應收聯營及關聯方款	(351,297)	(95,526)
流動負債增加(減少)：		
應付賬款及預提費用	54,838	33,728
遞延收益	(2,112)	2,726
應付關聯方款	4,265	11,713
經營活動提供之現金	526,372	790,232

35. 財務風險管理

- **財務風險因素**

本集團的活動面對著多種的財務風險：市場風險(包括外匯風險及利率風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

本集團財務風險管理由財務部按照董事會制定的整體政策執行。集團財務部通過與集團運營單位的緊密合作，負責確定和評估財務風險。

(i) *外匯風險*

本集團的功能貨幣為人民幣，除本集團來自國外航空公司的業務收入、向海外供貨商購買機器及設備的款項及若干開支以外幣結算，大部分交易以人民幣結算。本集團透過定期審閱本集團所承擔之淨外匯風險，以控制其外匯風險。

(i) 在二零零七年六月五日的本公司股東年會及類別股東會議上，通過了以儲備人民幣888,157,500元，按每股面值人民幣1元，共計888,157,500股，以每1現有股份派送1股的方式派送紅股予本公司股東，同時轉增本公司實收資本，普通股股數由888,157,500股增加到1,776,315,000股，該等新股在各方面與原有股份享有同等權益。

33. 利潤分配

二零零八年度，根據《中華人民共和國公司法》，有關法律規定及公司章程規定，除所得税及少數股東權益後的可供分配淨利潤按以下順序分配：

i) 彌補以前年度累計虧損(如有)；

ii) 提取法定公積金；

iii) 提取任意公積金；

iv) 分配普通股股利。

根據《中華人民共和國公司法》，本公司按年度淨利潤彌補以前年度虧損後的10%提取法定盈餘公積金，直至該公積金累計餘額達到本公司註冊資本的50%。

對於截止二零零七年十二月三十一日止年度的任意盈餘公積金的提取已經在二零零八年五月二十日股東周年大會上通過，該金額已計入二零零八年度股東權益並列作留存收益的分配。

對於截至二零零八年十二月三十一日止年度建議提取人民幣103,967,000元任意盈餘公積金一事，需在下一次股東周年大會上經股東批准。因此，該金額將被列示於截至二零零九年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，於二零零八年十二月三十一日，可供股利分配之淨利潤約為人民幣1,108,252,000元(二零零七年：人民幣959,553,000元)。

計入本公司二零零八年度會計報表的股東應佔利潤為人民幣519,837,000元(二零零七年：人民幣591,783,000元)。

32. 儲備

	資本公積	法定盈餘公積金	任意盈餘公積金	外幣報表折算差異	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
集團					
二零零七年一月一日	1,194,956	477,582	394,725	(1,151)	2,066,112
轉出至實收資本*(i)*	(888,157)	–	–	–	(888,157)
留存收益轉入	–	36,847	83,699	–	120,546
外幣報表折算差異	–	–	–	(1,667)	(1,667)
二零零七年十二月三十一日	306,799	514,429	478,424	(2,818)	1,296,834
留存收益轉入	–	53,732	118,357	–	172,089
外幣報表折算差異	–	–	–	(1,971)	(1,971)
二零零八年十二月三十一日	306,799	568,161	596,781	(4,789)	1,466,952

	資本公積	法定盈餘公積金	任意盈餘公積金	外幣報表折算差異	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
公司					
二零零七年一月一日	1,194,956	472,960	394,307	–	2,062,223
轉出至實收資本(i)	(888,157)	–	–	–	(888,157)
留存收益轉入	–	41,469	84,117	–	125,586
二零零七年十二月三十一日	306,799	514,429	478,424	–	1,299,652
留存收益轉入	–	53,732	118,357	–	172,089
二零零八年十二月三十日	306,799	568,161	596,781	–	1,471,741

30. 應付關聯方款

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月以內	15,000	14,069	14,453	14,069
六個月至一年	–	–	–	–
一年至二年	3,711	–	3,711	–
二年至三年	–	5,424	–	4,934
三年以上	25,837	20,467	16,464	11,530
合計	44,548	39,960	34,628	30,533

應付關聯方款餘額主要為應付股利和應付服務費用。

31. 實收資本

於二零零八年十二月三十一日，已發行的全部股份已進行登記並全額支付，合計1,776,315,000股(二零零七年：1,776,315,000股)，每股面值人民幣1.00元，由1,154,607,000股內資股和621,708,000股H股組成(二零零七年：1,154,607,000股內資股和621,708,000股H股)。

	二零零八年	二零零八年
	股數	金額
	千股	*人民幣千元*
法定：		
每股面值人民幣1元的內資股	1,154,607	1,154,607
每股面值人民幣1元的H股	621,708	621,708
合計	1,776,315	1,776,315
已發行及繳足：		
每股面值人民幣1元的內資股	1,154,607	1,154,607
每股面值人民幣1元的H股	621,708	621,708
合計	1,776,315	1,776,315

應付賬款賬齡分析如下：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月以內	14,019	133,228	5,314	124,746
六個月至一年	18,900	13,078	14,029	11,231
一年至二年	41,845	7,884	39,133	4,630
二年至三年	6,677	17,481	3,181	14,644
三年以上	10,124	8,584	10,124	8,584
應付賬款合計	91,565	180,255	71,781	163,835
預提費用及其他負債	339,408	289,957	329,861	278,664
應付賬款及預提費用合計	430,973	470,212	401,642	442,499

(i) **其他應交稅金**

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應交營業稅	5,595	24,959	4,738	24,034
應交增值稅	(693)	(977)	(70)	(73)
其他	2,867	6,477	2,463	5,974
其他應交稅金合計	7,769	30,459	7,131	29,935

28. 現金及現金等價物

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
現金				
人民幣	512	60	293	20
以港幣計價	32	34	–	–
其他	39	5	–	–
	583	99	293	20
活期存款				
人民	765,019	1,094,216	717,896	1,051,485
以美元計價	47,227	78,280	14,618	45,797
以港幣計價	22,469	31,640	5,178	14,217
其他	5,435	4,917	–	–
	840,150	1,209,053	737,692	1,111,499
現金及現金等價物合計	840,733	1,209,152	737,985	1,111,519

29. 應付賬款及預提費用

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應付賬款	91,565	180,255	71,781	163,835
預提離港技術延伸費	192,435	100,443	192,435	100,442
預提技術支持費	10,124	17,245	9,323	15,902
預提網絡使用費	35,669	45,113	35,669	45,113
預提員工獎金及福利	30,043	49,189	28,001	46,060
其他應交税金(i)	7,769	30,459	7,131	29,935
其他負債	63,368	47,508	57,302	41,212
合計	430,973	470,212	401,642	442,499

於二零零八年十二月三十一日，以上餘額中約有人民幣92,825,000元(二零零七年：人民幣141,607,000元)是以美元計價的。

26. 預付款項及其他流動資產

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
預付款項	105,515	35,822	101,282	32,460
應收利息	22,461	34,046	22,255	34,046
待攤費用	12,900	18,661	12,900	18,661
其他流動資產	14,766	13,870	6,066	3,473
合計	155,642	102,399	142,503	88,640

27. 短期銀行存款

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
人民幣	2,186,500	1,666,000	2,080,000	1,580,000
以港幣計價	88,228	177,949	88,228	177,949
	2,274,728	1,843,949	2,168,228	1,757,949

短期銀行存款的年利率介於1.98%到4.14%(二零零七年：2.52%到4.80%)，存期介於6到12個月(二零零七年：6到24個月)。

於二零零八年十二月三十一日，應收關聯方賬款人民幣14,665,000元(二零零七年：人民幣14,665,000元)已經減值。於二零零八年十二月三十一日，撥備金額為人民幣14,665,000元(二零零七年：人民幣14,665,000元)，為對關聯方賬務人對相關服務及賬款存在異議。此等應收款的賬齡如下：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月至一年	–	–	–	–
一年至二年	–	5,779	–	5,779
二年至三年	5,779	1,858	5,779	1,858
三年以上	8,886	7,028	8,886	7,028
	14,665	14,665	14,665	14,665

24. 應收附屬公司，淨值

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月內	–	–	9,193	7,111
六個月至一年	–	–	645	3,210
一年至二年	–	–	1,044	5,751
二年至三年	–	–	5,716	2,293
三年以上	–	–	11,503	14,428
應收附屬公司合計	–	–	28,101	32,793
壞賬準備	–	–	(7,811)	(7,811)
應收附屬公司，淨值	–	–	20,290	24,982

與附屬公司的往來餘額為與業務相關，免息，無抵押，承索即付。

25. 應收聯營公司款

與聯營公司的往來餘額為與業務相關的款項，無抵押，免息及一般須於一年內償還。

23. 應收關聯方款，淨值

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月內	587,667	377,452	579,699	370,852
六個月至一年	151,166	10,796	151,020	10,721
一年至二年	1,739	7,055	508	5,779
二年至三年	5,799	1,895	5,779	1,858
三年以上	8,904	7,028	8,886	7,028
應收關聯方款合計	755,275	404,226	745,892	396,238
減值撥備	(14,665)	(14,665)	(14,665)	(14,665)
應收關聯方款，淨值	740,610	389,561	731,227	381,573

與關聯公司的往來餘額為與業務相關，無抵押，免息及一般須於六個月內償還。

於二零零八年十二月三十一日，應收關聯方賬款人民幣152,943,000元(二零零七年：人民幣12,109,000元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的客戶。此等應收款的賬齡分析如下：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月至一年	151,166	10,796	151,020	10,721
一年至二年	1,739	1,276	508	—
二年至三年	20	37	—	—
三年以上	18	—	—	—
	152,943	12,109	151,528	10,721

於二零零八年十二月三十一日，應收賬款人民幣27,809,000元(二零零七年：人民幣10,897,000元)已經減值。於二零零八年十二月三十一日，撥備金額為人民幣11,116,000元(二零零七年：人民幣4,825,000元)。估計部份應收款預計將可收回。此等應收款的賬齡如下：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月至一年	10,781	1,490	10,781	1,490
一年至二年	9,359	1,007	9,358	1,008
二年至三年	285	1,062	285	1,062
三年以上	7,384	7,338	1,965	1,387
	27,809	10,897	22,389	4,947

應收賬款減值撥備的變動如下：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
年初餘額	4,825	3,078	3,555	2,872
計提減值準備	6,291	1,747	6,070	683
年末餘額	11,116	4,825	9,625	3,555

應收賬款的賬面值以下列貨幣為單位：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
人民幣	80,772	47,353	52,541	26,946
以港幣計價	17,587	7,430	11,485	4,629
以美元計價	70,267	87,502	60,862	78,159
其他	3,225	4,105	3,139	4,063
	171,851	146,390	128,027	113,797

於二零零八年及二零零七年十二月三十一日，應收賬款的賬齡分析如下：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月內	126,295	126,837	105,638	108,850
六個月至一年	21,426	6,390	10,781	1,490
一年至二年	15,878	4,578	9,358	1,008
二年至三年	868	1,247	285	1,062
三年以上	7,384	7,338	1,965	1,387
應收賬款合計	171,851	146,390	128,027	113,797
減值撥備	(11,116)	(4,825)	(9,625)	(3,555)
應收賬款，淨值	160,735	141,565	118,402	110,242

於二零零八年十二月三十一日，應收賬款人民幣17,747,000元(二零零七：人民幣8,656,000元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。此等業務應收款的賬齡分析如下：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月至一年	10,645	4,900	–	–
一年至二年	6,519	3,571	–	–
二年至三年	583	185	–	–
	17,747	8,656	–	–

20. 其他長期資產

於十二月三十一日，本公司及本集團的其他長期資產主要為房租押金。

21. 存貨

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
待售設備	9,390	9,009	–	2,632
備件	9	77	–	–
其他	584	261	–	–
合計	9,983	9,347	–	2,632
減值準備(待售設備)	(106)	(106)	–	–
淨值	9,877	9,241	–	2,632

本集團和本公司均無作為借款抵押物的存貨。

22. 應收賬款，淨值

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應收賬款	171,851	146,390	128,027	113,797
減值撥備	(11,116)	(4,825)	(9,625)	(3,555)
應收賬款，淨值	160,735	141,565	118,402	110,242

收款期限一般為提供服務後六個月內。

由於本集團應收賬款的屆滿期較短，故其賬面金額於二零零八年十二月三十一日約為其公允價值。

在報告日期，信貸風險的最高風險承擔為上述每類應收款的公平值。本集團不持有任何作為質押的抵押品。

遞延所得稅的淨變動如下：

集團：

	折舊與攤銷	準備與其他	合計
	人民幣千元	*人民幣千元*	*人民幣千元*
二零零七年年初餘額	–	–	–
在損益表中確認	7,647	1,453	9,100
二零零七年年末餘額	7,647	1,453	9,100
在損益表中確認	(1,583)	(928)	(2,511)
二零零八年年末餘額	6,064	525	6,589

公司：

	折舊與攤銷	準備與其他	合計
	人民幣千元	*人民幣千元*	*人民幣千元*
二零零七年年初餘額	–	–	–
在損益表中確認	7,614	448	8,062
二零零七年年末餘額	7,614	448	8,062
在損益表中確認	(1,640)	(448)	(2,088)
二零零八年年末餘額	5,974	–	5,974

19. 持有至到期財務資產

於十二月三十一日，本公司和本集團有下列持有至到期財務資產：

	利率和期限	二零零八年	二零零七年
		人民幣千元	*人民幣千元*
國債	年利率3%，於二零零八年十二月到期	–	100,000

17. 金融工具(按類別)

金融工具的會計政策已應用於以下各項：

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
根據資產負債表的資產：				
應收賬款 *(附註22)*	160,735	141,565	118,402	110,242
應收關聯方款 *(附註23)*	740,610	389,561	731,227	381,573
應收附屬公司，淨值 *(附註24)*	–	–	20,290	24,982
應收聯營公司款 *(附註25)*	6,556	6,308	4,291	6,308
應收利息及其他流動資產 *(附註26)*	37,227	47,916	28,321	37,519
短期銀行存款 *(附註27)*	2,274,728	1,843,949	2,168,228	1,757,949
現金及現金等價物 *(附註28)*	840,733	1,209,152	737,985	1,111,519
貸款及應收款	4,060,589	3,638,451	3,808,744	3,430,092
持有至到期財務資產 *(附註19)*	–	100,000	–	100,000
合計	4,060,589	3,738,451	3,808,744	3,530,092

18. 遞延所得稅

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
遞延所得稅資產：				
－超過12個月後收回的遞延稅項資產	4,780	6,539	4,780	6,539
－在12個月內收回的遞延稅項資產	1,989	2,690	1,194	1,523
	6,769	9,229	5,974	8,062
遞延所得稅負債：				
－在12個月內收回的遞延稅項負債	(180)	(129)	–	–
	(180)	(129)	–	–

16. 於聯營公司的投資

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
年初	85,996	68,343	27,290	21,790
應佔聯營公司業績	17,969	12,991	–	–
宣告分派的股利	(300)	(838)	–	–
追加投資	–	5,500	–	5,500
年終	103,665	85,996	27,290	27,290

本集團及本公司的聯營公司見附註1。本集團在主要聯營公司(全部均為非上市)的權益如下：

	資產	負債	收入	權益持有人所佔盈利
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零七年	111,321	25,325	346,305	12,991
二零零八年	135,009	31,344	306,681	17,969

14. 無形資產，淨值

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值				
年初餘額	62,696	53,414	56,441	47,586
購買	6,903	9,282	6,152	8,855
年末餘額	69,599	62,696	62,593	56,441
累計攤銷				
年初餘額	(50,872)	(43,445)	(46,425)	(39,678)
本年攤銷	(6,775)	(7,427)	(6,039)	(6,747)
年末餘額	(57,647)	(50,872)	(52,464)	(46,425)
淨值				
年末餘額	11,952	11,824	10,129	10,016

本集團及本公司的無形資產為所購買的計算機軟件。

15. 於附屬公司的投資

	集團		公司	
	二零零八年	二零零七年	二零零八年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
投資成本	–	–	53,709	37,507

本公司的附屬公司見附註1。

公司：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	固定資產改良支出	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值						
二零零七年年初餘額	32,893	1,625,438	23,211	28,328	12,443	1,722,313
購置	33,590	544,509	6,758	2,912	5,140	592,909
處置	–	(164,442)	–	–	–	(164,442)
二零零七年年末餘額	66,483	2,005,505	29,969	31,240	17,583	2,150,780
購置	–	129,010	1,805	6,239	3,112	140,166
處置	–	(9,637)	(2,333)	–	–	(11,970)
二零零八年年末餘額	66,483	2,124,878	29,441	37,479	20,695	2,278,976
累計折舊						
二零零七年年初餘額	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
本年度折舊	(1,595)	(211,812)	(2,814)	(7,284)	(5,266)	(228,771)
處置後撥回	–	157,978	–	–	–	157,978
二零零七年年末餘額	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
本年度折舊	(3,224)	(272,872)	(3,653)	(12,079)	(6,592)	(298,420)
處置後撥回	–	9,334	2,263	–	–	11,597
二零零八年年末餘額	(10,130)	(1,381,801)	(16,855)	(34,336)	(13,903)	(1,457,025)
淨值						
二零零七年年末餘額	59,577	887,242	14,504	8,983	10,272	980,578
二零零八年年末餘額	56,353	743,077	12,586	3,143	6,792	821,951

截至二零零八年及二零零七年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

13. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物 人民幣千元	計算機系統及軟件 人民幣千元	汽車 人民幣千元	家具、裝置及其他設備 人民幣千元	在建工程 人民幣千元	固定資產改良支出 人民幣千元	合計 人民幣千元
原值							
二零零七年年初餘額	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
購置	49,989	545,872	7,876	5,201	–	5,605	614,543
處置	–	(167,023)	(491)	(542)	(161)	–	(168,217)
二零零七年年末餘額	111,195	2,017,486	45,040	43,144	3,000	19,649	2,239,514
在建工程轉入	3,000	–	–	–	(3,000)	–	–
購置	1,920	131,408	4,350	8,889	–	3,197	149,764
處置	–	(12,514)	(3,431)	(1,661)	–	–	(17,606)
二零零八年年末餘額	116,115	2,136,380	45,959	50,372	–	22,846	2,371,672
累計折舊							
二零零七年年初餘額	(12,226)	(1,074,527)	(21,460)	(21,154)	–	(2,672)	(1,132,039)
本年度折舊	(3,162)	(212,761)	(4,725)	(8,862)	–	(6,174)	(235,684)
處置後撥回	–	160,474	433	450	–	–	161,357
二零零七年年末餘額	(15,388)	(1,126,814)	(25,752)	(29,566)	–	(8,846)	(1,206,366)
本年度折舊	(5,705)	(273,983)	(5,523)	(14,071)	–	(6,890)	(306,172)
處置後撥回	–	11,998	3,161	1,581	–	–	16,740
二零零八年年末餘額	(21,093)	(1,388,799)	(28,114)	(42,056)	–	(15,736)	(1,495,798)
淨值							
二零零七年年末餘額	95,807	890,672	19,288	13,578	3,000	10,803	1,033,148
二零零八年年末餘額	95,022	747,581	17,845	8,316	–	7,110	875,874

本公司分別於二零零七年和二零零八年獲得二零零六和二零零七年度國家規劃佈局內的重點軟件企業的認定，並分別於二零零七年和二零零八年確認了所得稅返還約人民幣30,180,000元和人民幣30,114,000元。

本公司於二零零八年十二月獲得二零零八年國家規劃佈局內的重點軟件企業的認定，相應的本公司按10%的稅率計算了當年的所得稅費用。

營業稅

本集團下列服務收入須交納營業稅：

航空信息技術服務及數據網絡服務	3%
技術支持服務	5%

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司(「天信達」)經稅務機關認定為增值稅一般納稅人，本公司的其他附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4%－6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

11. 股息分配

在二零零八年五月二十日股東年會上通過了派發二零零七年末期股息每股人民幣0.13元，合共人民幣230,920,950元。該股息已計入二零零八年度股東權益並列作留存收益的分配。

於二零零九年三月二十七日，董事會建議派發二零零八年度以現金支付的末期股息人民幣206,850,000元及特別股息人民幣156,000,000元，合計人民幣362,850,000元(每股股份人民幣0.186元)。可享有該等股息的本公司全部已發行的份數為1,950,806,393股，折合每股派發現金股息人民幣0.186元。建議派發的末期股息及特別股息有待本公司的下一次股東周年大會的批准並將被列示於截至二零零九年十二月三十一日止年度本集團的會計報表中。

12. 每股盈利

截至二零零八年十二月三十一日及二零零七年十二月三十一日止年度的每股盈利是通過將本公司權益持有人應佔盈利人民幣560,109,000元及人民幣630,989,000元，除以發行在外的普通股股數1,776,315,000股計算得出。

之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。海外利得稅乃按本集團經營範圍內各地適用稅率及評估之課稅利潤計算。

二零零七年三月十六日全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，並於二零零八年一月一日起實施。根據新所得稅法，自二零零八年起法定企業所得稅稅率為25%。

獲得高新技術企業認定的企業依據新所得稅法仍享受企業所得稅15%的優惠稅率。於二零零八年十二月，本公司根據新所得稅法再次被評定為高新技術企業，可以自二零零八年至二零一零年享受15%的優惠稅率。

依據新所得稅法，本公司中國境內之附屬公司分別適用15%至25%的稅率。

於二零零八年度及二零零七年度按法定加權平均稅率而計算出的理論稅額與綜合損益表中的實際稅額之差異調節如下：

	二零零八年 *人民幣千元*	**二零零七年** *人民幣千元*
稅前利潤	618,045	718,591
加權平均法定稅率	25%	33%
在有關國家的盈利按適用的當地稅率計算的金額	154,031	237,135
無須課稅之收入	(300)	(450)
所得稅返還(i)	(30,114)	(30,180)
不可扣稅之費用	4,395	2,830
適用於優惠稅率之影響	(86,732)	(139,394)
實際所得稅金額	41,280	69,941

(i) **所得稅返還**

除被評定為高新技術企業外，本公司被相關當局評定為二零零六年度、二零零七年度和二零零八年度國家規劃佈局內的重點軟件企業，可以享受10%的優惠稅率。根據相關規定，按15%的稅率繳納的稅費與按10%的優惠稅率繳納的稅費的差額應記入獲得國家規劃佈局內的重點軟件企業認定當年的利潤表中。

政府部門規定上限部分向國家資助的退休計劃供款。本集團截至二零零八年十二月三十一日止年度所支付的退休供款約為人民幣25,233,000元(二零零七年：人民幣21,173,000元)。該金額記錄在人工成本中。

此外，於二零零七年一月一日起，本公司建立了補充界定供款年金計劃，此計劃由保險公司負責管理。截至二零零七年十二月三十一日，本集團為這一計劃所提供的初次執行該供款計劃的一次性繳費及年度供款分別約為人民幣14,000,000元和人民幣5,790,000元。截至二零零八年十二月三十一日，本集團為這一計劃所提供的年度供款約為人民幣13,078,000元。該金額記錄在人工成本中。

根據上述計劃，本集團除提取退休金供款外，並無其他任何支付退休福利義務。

9. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零八年十二月三十一日止年度，本集團對住房公積金支付的供款約為人民幣16,129,000元(二零零七年：人民幣12,439,000元)。該金額記錄在人工成本中。

截至二零零八年十二月三十一日雇員人數為2,940人(二零零七年：2,629人)。

10. 稅項

所得稅

	二零零八年 *人民幣千元*	二零零七年 *人民幣千元*
當期所得稅		
－中國企業所得稅	37,900	77,692
－海外利得稅	869	1,349
遞延所得稅	2,511	(9,100)
	41,280	69,941

除香港公司、新加坡公司、日本公司和韓國公司之外，本集團之稅項乃按適用於中國企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅

* *這些董事及監事為本公司之股東或其附屬公司之雇員，並由本公司之股東或其附屬公司支付酬金。由於董事認為難以將有關金額就他們對本集團提供的服務以及對本公司控股公司或附屬公司提供的服務進行分配，故此並無作出分攤。*

(i) 於二零零八年五月二十日獲委任

(ii) 於二零零八年十月十七日獲委任

(iii) 於二零零八年五月二十日離任

(iv) 於二零零八年十月十七日離任

(v) 於二零零七年六月五日獲委任

截至二零零八年十二月三十一日止年度，概無任何董事放棄或同意放棄任何酬金(二零零七年：零)，而本公司也無向任何董事、監事或高級管理人員支付任何酬金，作為加入本公司的獎勵或離開公司的損失補償(二零零七年：零)。

(2) **五位最高薪酬人士**

本年度本集團最高薪酬的五位人士包括兩位(二零零七年：三位)董事，他們的薪酬在上文呈報的分析中反映。本年度支付予其餘三位(二零零七年：兩位)人士的薪酬如下：

	二零零八年	**二零零七年**
	人民幣千元	*人民幣千元*
基本工資及津貼	574	281
酌情獎金	732	629
退休金	125	42
	1,431	952

截至二零零八年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介於人民幣零元至一百萬元(二零零七年：人民幣零元至一百萬元)。

8. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零八年十二月三十一日止年度，按員工基本工資的20%(二零零七年：20%)之不超過

下表列示了在二零零七年向本公司每位董事及監事支付的酬金(含稅):

	截至二零零七年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事長						
朱　永*	–	–	–	–	–	–
執行董事						
朱曉星	–	–	210	277	21	508
丁衛平	–	–	96	385	21	502
宋金箱	–	–	96	385	21	502
非執行董事						
王全華*	–	–	–	–	–	–
曹建雄*	–	–	–	–	–	–
羅朝庚*(v)	–	–	–	–	–	–
宮國魁*	–	–	–	–	–	–
榮　剛*	–	–	–	–	–	–
孫湧濤*	–	–	–	–	–	–
劉德俊*	–	–	–	–	–	–
夏　毅*	–	–	–	–	–	–
宋　箭*	–	–	–	–	–	–
獨立非執行董事						
易永發	120	–	–	–	–	120
周國華	50	–	–	–	–	50
蔡敬金(v)	70	–	–	–	–	70
袁耀輝	120	–	–	–	–	120
監事						
李曉軍*	–	–	–	–	–	–
杜紅鷹*	–	–	–	–	–	–
敬公斌*	–	–	–	–	–	–
張亞坤*	–	–	–	–	–	–
喻龑冰*	–	–	–	–	–	–
高京屏(職工代表監事)(iv)	–	–	188	244	21	453
王小敏(職工代表監事)(iv)	–	–	88	333	21	442
張　欣(職工代表監事)	–	–	72	182	21	275
饒戈平(獨立監事)	50	–	–	–	–	50

7. 董事、監事及高級管理層薪酬

(1) 董事及監事薪酬

下表列示了在二零零八年向本公司每位董事及監事支付的酬金(含稅):

	截至二零零八年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
執行董事						
徐　強*(董事長)(i)	–	–	–	–	–	–
崔志雄*(ii)	–	–	–	–	–	–
肖殷洪(ii)	–	–	199	255	41	495
朱曉星	–	–	206	266	44	516
丁衛平(iv)	–	–	101	315	41	457
宋金箱(iv)	–	–	92	305	38	435
非執行董事						
王全華*	–	–	–	–	–	–
羅朝庚*	–	–	–	–	–	–
宮國魁*	–	–	–	–	–	–
桀　剛*	–	–	–	–	–	–
孫湧濤*	–	–	–	–	–	–
劉德俊*	–	–	–	–	–	–
夏　毅*	–	–	–	–	–	–
宋　箭*	–	–	–	–	–	–
朱　永*(iii)	–	–	–	–	–	–
獨立非執行董事						
易永發	120	–	–	–	–	120
蔡敬金	120	–	–	–	–	120
袁耀輝	120	–	–	–	–	120
監事						
李曉軍*	–	–	–	–	–	–
杜紅鷹*	–	–	–	–	–	–
敬公斌*	–	–	–	–	–	–
張亞坤*	–	–	–	–	–	–
喻襲冰*	–	–	–	–	–	–
高京屏(職工代表監事)	–	–	191	244	42	477
王小敏(職工代表監事)	–	–	93	269	39	401
張　欣(職工代表監事)	–	–	77	131	32	240
饒戈平(獨立監事)	50	–	–	–	–	50

6. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	二零零八年 *人民幣千元*	二零零七年 *人民幣千元*
已扣除：		
折舊	299,282	229,510
無形資產攤銷	6,775	7,427
經營性租入固定資產改良攤銷	6,890	6,174
出售物業、廠房及設備的虧損	384	6,039
計提應收賬款減值撥備	6,291	1,747
存貨銷售成本	27,761	53,093
定額退休金計劃的供款	38,311	40,963
核數師酬金	1,938	2,616
匯兑損失	4,904	20,816
住房公積金供款	16,129	12,439
研究與開發費用	295,725	264,024
已計入：		
利息收入	(82,609)	(69,512)

資產的可使用年期，以確保折舊方法和折舊率符合相關固定資產產生經濟效益的模式。本集團對於固定資產的可使用年期的估計（詳見附註3(c)）乃基於本集團使用同類資產的歷史經驗，並考慮預期的技術變化。如果先前的估計有重大變化，則對未來的折舊費用進行調整。

(b) **資產減值損失**

在各資產負債表日，本集團同時參考內部與外部數據以評估資產是否出現了減值。若存在該等跡象，則須估計相關資產的可回收金額以及確認減值損失，將資產的賬面金額減至可回收金額。如果先前對資產可回收金額的估計有重大變化，則會對未來的減值計提有所影響。

(c) **公允價值**

本集團會估算其金融資產及負債包括應收賬款、預付款、其他流動資產、應付賬款、預提費用及其他負債的公允價值，採用與本集團融資所使用的相似的金融工具的估計市場利率對未來合同規定的現金流進行折現。如果估計的市場利率有變化，未來的價值也會變化。

(d) **所得税**

本集團在中國及其他司法權區繳納所得稅。在釐定所得稅撥備時，需要作出重大判斷。在一般業務過程中，部分交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否需要繳付額外稅款的估計，就預期稅務審計項目確認負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得稅和遞延稅撥備。

5. 收入

收入基本包括本集團因就提供其航空信息技術服務及相關數據網絡服務等業務而收取的費用。此等收費大部分來自公司股東。

(q) **股息分派**

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

(r) **股本**

普通股被列為權益。強制性可贖回優先股列為負債。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除税項)。

如任何集團公司購入本公司的權益股本(庫存股份),所支付的代價,包括任何直接所佔的新增成本(扣除所得税),自本公司權益持有人應佔的權益中扣除,直至股份被註銷或重新發行為止。如股份其後被重新發行,任何已收取的代價,扣除任何直接所佔的新增交易成本及相關的所得税影響,包括在本公司權益持有人的應佔權益內。

(s) **分部報表**

業務分部指從事提供產品或服務的一組資產和業務,而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務,其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

4. 關鍵會計估算及判斷

在編製國際財務報告準則下的財務報表時,本集團需對未來不確定事項作出估計和假設。估計和判斷會被持續評估,並根據過往經驗和其他因素進行評價,包括在有關情況下相信為合理的對未來事件的預測。在不同的假設和情況下,實際結果可能會與估計有所差異。

如下所述的估計和假設可能會在下一個財政年度內對資產和負債的賬面價值有重大調整的風險:

(a) **固定資產折舊**

本集團對固定資產採用直線法按其估計可用年期進行折舊,採取足夠的折舊率,以沖銷其成本的數額減去累計減值損失以及估計剩餘價值後的重估金額。本集團定期審閱固定

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認準備。

準備採用稅前折扣率按照預期需償付有關責任的現值計量，該利率反應當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的準備確認為利息開支。

(p) **收入確認**

收入包括集團日常經營過程中所提供服務的公允價值，在扣除增值稅、銷售折扣和集團內部銷售後列示。

當收益的數額能夠可靠計量、未來經濟利益很有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收益確認。除非與銷售有關的所有或然事項均已解決，否則收益的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

- 航空信息技術服務之收入於提供服務時予以確認；
- 數據網絡服務之收入於提供服務時確認；
- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；
- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；
- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及
- 股息收入於收取股息的權利確定時確認。

差異轉回使用時，遞延税項資產才被確認。遞延税項乃就附屬公司及聯營公司產生之應課税短暫差異而確認，惟集團倘可以控制短暫差異之撥回，並有可能在可預見將來不會撥回則除外。

(iii) *其他税項*

其他税項負債根據中國政府當局頒佈之規定而作出準備。

(n) **員工福利**

(i) *退休金責任*

本集團的全職員工享有政府資助的退休金計劃，據此，雇員根據若干計算方式享有每月支付的退休金。有關政府機構須負責向該等已退休員工支付退休金。本集團每月向該等退休金計劃供款。

自二零零七年一月一日起，本公司開始施行一項補充退休金計劃，該計劃主要為通過保險公司對退休金進行管理。

對於界定供款計劃，本集團以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。本集團作出供款後，即無進一步付款責任。供款在應付時確認為雇員福利開支。

(ii) *其他員工福利*

本集團的中方在職職工參加由政府機構設立及管理的職工社會保障體系，包括醫療保險、住房公積金及其他社會保障制度。除此以外，本集團並無其他重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取福利費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

(o) **準備**

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。不就未來營運虧損確認準備。

(j) **應收賬款**

應收賬款以公允價值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就業務及其他應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款，均被視為是應收賬款已減值的跡象。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表內的營業成本中確認。如一項應收賬款無法收回，其會與業務應收款內的備付賬戶撇銷。之前已撇銷的款項如其後已收回，將撥回損益表中的營業成本內。

(k) **現金及現金等價物**

現金及現金等價物包括手頭現金、銀行通知存款以及原到期日為三個月或以下的其他短期高流動性投資，以及銀行透支。

(l) **應付賬款**

應付賬款以公允價值確認，其後利用實際利息法按攤銷成本計量。

(m) **稅項**

(i) *當期所得稅*

當期所得稅支出根據本公司附屬公司及聯營公司營運及產生應課稅收入的國家於結算日已頒佈或實質頒佈的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

(ii) *遞延所得稅*

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。當預計將來可能有足夠的應課稅利潤供暫時性

以外幣為單位並分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其他變動所產生的匯兑差額進行分析。貨幣性證券的匯兑差額在損益表確認；非貨幣性證券的匯兑差額在權益中確認。分類為可供出售的貨幣性及非貨幣性證券的公平值變動在權益中確認。

當分類為可供出售的證券售出或減值時，在權益中確認的累計公平值調整列入損益表內作為投資證券的盈虧。

可供出售證券利用實際利息法計算的利息在損益表內確認為部份其他收入。至於可供出售權益工具的股息，當本集團收取有關款項的權利確定時，在損益表內確認為部份其他收入。

有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言)，本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、貼現現金流量分析法和期權定價模式，充份利用市場數據而儘量少依賴實體特有的數據。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產已經減值。對於分類為可供出售的股權證券，證券公平值若大幅度或長期跌至低於其成本值，會被視為證券已經顯示減值。若可供出售財務資產存在此等證據，累計虧損—按收購成本與當時公平值的差額，減該財務資產之前在損益表確認的任何減值虧損計算—自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。應收賬款的減值測試在附註3(j)中説明。

(h) **經營租賃(作為承租人)**

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出(扣除自出租人收取之任何獎勵金後)在租賃期間內以直線法列作費用。

(i) **存貨**

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入賬。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

(i) *按公平值透過損益記賬的財務資產*

按公平值透過損益記賬的財務資產指持有作買賣用途的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。在此類別的資產分類為流動資產。

(ii) *持至到期日財務資產*

持至到期日財務資產為有固定或可釐定付款以及固定到期日的非衍生財務資產，而本集團管理層有明確意向及能力持有至到期日。如本集團將出售持至到期日財務資產非微不足道的數額，整個類別將被重新分類為可供出售。除了到期日由結算日起計不足12個月的持至到期日財務資產分類為流動資產外，此等資產列入非流動資產內。持至到期日財務資產利用實際利息法按攤銷成本列賬。

(iii) *貸款及應收款*

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生金融資產。此等項目包括在流動資產內，但若到期日由結算日起計超過12個月者，則分類為非流動資產。

(iv) *可供出售財務資產*

可供出售財務資產為被指定作此類別或並無分類為任何其他類別之非衍生工具。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

定期購入及出售的財務資產在交易日確認－交易日指本集團承諾購入或出售該資產之日。對於並非按公平值透過損益記賬的所有財務資產，其投資初步按公平值加交易成本確認。按公平值透過損益記賬的財務資產，初步按公平值確認，而交易成本則在損益表支銷。當從投資收取現金流量的權利已經到期或已經轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。可供出售財務資產及按公平值透過損益記賬的財務資產其後則按公平值列賬。

來自「按公平值透過損益記賬的財務資產」類別的公平值變動所產生的盈虧，列入產生期間的損益表內。來自按公平值透過損益記賬的財務資產的股息，當本集團收取有關款項的權利確定時，在損益表內確認。

(e) **研究及開發成本**

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件開發成本除外：

- 完成該無形資產是技術性可行的，以致其可供使用或出售；
- 管理層有意完成該無形資產並使用或出售；
- 有能力使用或出售該無形資產；
- 能夠證明無形資產如何將產生可能的未來經濟利益；
- 有足夠的技術性、財務和其他資源以完成開發並使用或出售該無形資產；及
- 無形資產在開發期內應佔的支出能夠可靠地計量。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零八年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零七年：零)。

(f) **附屬公司、聯營公司及非財務資產投資的減值**

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之間較高者為準。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

(g) **財務資產**

本集團將其財務資產分類為以下類別：按公平值透過損益記賬持至到期日財務資產、貸款及應收款，以及可供出售。分類視乎購入財務資產之目的。管理層在初始確認時釐定財務資產的分類。

(c) **物業、廠房及設備**

物業、廠房及設備，乃按歷史成本減累計折舊及累計減值虧損後入賬。資產的歷史成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，且該支出的成本能可靠計量時，該支出將被資本化。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟件	3-11年
汽車	6年
傢具、裝置及其他設備	5-9年
經營性租入固定資產改良	在租賃期內

資產的殘值及可使用年限在每個資產負債表日進行審查，並在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值實時撇減至可收回金額(附註3(f))。

出售盈虧按所得款與賬面值的差額釐定，並在損益表內確認。

在建工程按成本值入賬。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(d) **無形資產**

無形資產主要包括所購買計算機軟件。

購入的計算機軟件按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按3年以直線法攤銷。

與開發或維護計算機軟件程序有關的成本在產生時確認為費用。

(ii) *交易及結餘*

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。但作為合資格現金流量對沖或投資淨額對沖而撥入股本遞延處理之匯兑損益則不在此限。

匯兑損益計入合併損益表中財務收入或成本中。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其他變動所產生的匯兑差額進行分析。與攤銷成本變動有關的匯兑差額確認為盈利或虧損，賬面值的其他變動則於權益中確認。

非貨幣性財務資產及負債的換算差額呈報為公平值盈虧的一部份。非貨幣性財務資產及負債(例如按公平值持有透過損益記賬的權益工具)的換算差額在損益表中呈報為公平值盈虧的一部份。

(iii) *集團公司*

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

- 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；

- 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

- 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兑差額列入股東權益。當售出或清理部份海外業務時，該等匯兑差額在損益表確認為出售盈虧的一部份。

於本公司之資產負債表內，於附屬公司投資乃按成本扣除累計減值(見附註3(f))入賬。本公司按已收及應收股息將附屬公司之業績入賬。

(iii) *交易及少數股東權益*

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iv) *聯營公司*

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%－50%投票權的股權。聯營公司投資以權益會計法入賬，初始以成本確認。

本集團應佔聯營公司的收購後利潤或虧損於綜合收益表內確認，而應佔其收購後儲備的變動則於儲備賬內確認。累計之收購後變動於投資賬面值中調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益，按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

聯營公司的攤薄盈虧於綜合損益表確認。

於本公司之資產負債表內，於聯營公司投資乃按成本扣除累計減值(見附註3(f))入賬。本公司按已收及應收股息將聯營公司之業績入賬。

(b) **外幣**

(i) *功能和列賬貨幣*

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

合併實體或業務的資產淨值乃按控制方的現有賬面值進行合併。在共同控制合併時並無就商譽或於被收購公司的可識別資產、負債及或然負債的公允淨值高出成本的部分確認任何金額，並以控制方持續擁有權益為限。

綜合損益表包括自最早呈列日期起或自該等合併實體或業務首次受共同控制日期起以期限較短者為準(與共同控制合併的日期無關)的業績。

綜合財務報表的比較金額乃按猶如該等實體或業務於先前結算日或其首次受共同控制當日起(以期限較短者為準)已合併的方式呈列。

與採用合併會計法入賬之共同控制合併有關的交易成本(包括專業費用、註冊費、向股東提供數據的成本、為合併原獨立運營之業務所產生的成本或虧損等)於發生年度確認為支出。

(ii) *附屬公司*

附屬公司指本集團有權管控其財政及營運政策而控制所有實體(包括特殊目的實體)，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

會計收購法乃用作本集團收購附屬公司的入賬方法。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

- 國際會計準則28(修訂本)「聯營公司的投資」(及對國際會計準則32「金融工具：呈報」及國際財務準則7「金融工具：披露」的其後修訂)(二零零九年一月一日起生效)。就減值測試而言，聯營公司投資被視為單一資產，而任何減值虧損不分配至投資內所包含的特定資產，例如商譽。減值撥回記錄為投資結餘的調整，數額最多為聯營公司可收回金額的增加。本集團將會由二零零九年一月一日起，對聯營公司投資有關的減值測試以及任何相關的減值虧損，應用國際會計準則28(修訂本)；

- 國際會計準則36(修訂本)「資產減值」(二零零九年一月一日起生效)。如公平值減出售成本是按照貼現現金流量計算，則必須作出相當於使用價值計算的披露。本集團將會由二零零九年一月一日起應用國際會計準則36(修訂本)，並對減值測試提供所需的披露(如適用)；

- 國際會計準則38(修訂本)「無形資產」(二零零九年一月一日起生效)。預付款只能夠在取得貨品的收取權或服務之前已作出付款時確認。本集團將會由二零零九年一月一日起應用國際會計準則38(修訂本)；及

- 關於國際財務準則7「金融工具：披露」、國際會計準則8「會計政策、會計估計的變動和錯誤更正」、國際會計準則10「結算日後事項」、國際會計準則18「收益」及國際會計準則34「中期財務報告」，有多項輕微修訂而未有在上文提及。此等修訂本不大可能會對本集團的財務報表有影響。

本集團將會評估上述準則、修訂及詮釋對綜合財務報表的影響。

3. 主要會計政策

本公司及其附屬公司在編製會計報表時所採納的主要會計政策如下。除另有說明外，此等政策在所呈報的所有年度內應用。

(a) 綜合基準

本集團綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(i) *共同控制合併的合併會計法*

綜合財務報表包括共同控制合併的合併實體或業務的財務報表，猶如自該等合併實體或業務首次受控制方控制當日起已經合併一般。

- 國際會計準則1(經修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。此項經修訂準則禁止在權益變動表中呈列收入及支出項目(即「非擁有人的權益變動」),並規定「非擁有人的權益變動」必須與擁有人的權益變動分開呈列。所有非擁有人的權益變動將需要在業績報表中呈列,但實體可選擇在一份業績報表(全面收入報表)中,或在兩份報表(綜合收益表和全面收入報表)中呈列。如實體重列或重新分類比較數字,除了按現時規定呈列當期和前期期終的資產負債表外,還須呈列前期期初的經重列資產負債表。本集團將會由二零零九年一月一日起應用國際會計準則1(經修訂);

- 國際會計準則27(經修訂)「綜合及獨立財務報表」(由二零零九年七月一日起生效)。此項經修訂準則規定,如控制權沒有改變,則附有非控制性權益的所有交易的影響必須在權益中呈列,而此等交易將不再導致商譽或盈虧。此項準則亦列明失去控制權時的會計處理方法,任何在實體內的剩餘權益按公平值重新計量,並在收益表中確認盈利或損失。本集團將會由二零一零年一月一日起對附有非控制性權益的交易應用國際會計準則27(經修訂);

- 國際財務準則1(修訂本)「首次採納國際財務準則」及國際會計準則27「綜合及獨立財務報表」(由二零零九年七月一日起生效)。此修訂刪去了國際會計準則27成本方法的定義,並取而代之規定在投資者的獨立財務報表中呈列股息為收入。本公司將由二零一零年一月一日起在分部財務報表中應用國際財務準則27(修訂本);

- 國際財務準則3(經修訂)「企業合併」(由二零零九年七月一日起生效)。此項經修訂準則繼續對企業合併應用收購法,但有些重大更改。例如,收購業務的所有款項必須按收購日期的公平值記錄,而分類為債務的或然付款其後須在綜合收益表重新計量。在非控制性權益被收購時,可選擇按公平值或非控制性權益應佔被收購方淨資產的比例計量。所有收購相關成本必須支銷。本集團將會由二零一零年一月一日起對所有企業合併應用國際財務報告準則3(經修訂);及

- 國際會計準則委員會在二零零八年五月公佈的年度改進項目

  - 國際會計準則1(修訂本)「財務報表的呈報」(二零零九年一月一日起生效)。此修訂本澄清了若干而非所有根據國際會計準則39「金融工具:確認及計量」被分類為持作買賣的金融資產和負債,分別為流動資產和負債的例子。本集團將由二零零九年一月一日起應用國際會計準則1(修訂本)。預期不會對本集團的財務報表有任何影響;

2. 編製基準

本集團的綜合財務報表是遵照國際財務報告準則編製，並基於歷史成本法編製，並就按公平值透過損益記賬的財務資產和財務負債的重估而作出修訂。

編製符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註4中披露。

(a) 在二零零八年已生效的修訂

- 國際會計準則39「金融工具：確認及計量」，對金融資產重新分類的修訂容許若干金融資產如符合注明的條件，從「持有作買賣用途」及「可供出售」類別中重新分類。國際財務準則7「金融工具：披露」的相關修訂引入了有關從「持有作買賣用途」及「可供出售」類別中重新分類金融資產的披露規定。此項修訂自二零零八年七月一日起生效。此項修訂對本集團財務報表並無任何影響，因為本集團並無重新分類任何金融資產。

(b) 在二零零八年生效但與本集團二零零八年營運無關的詮釋

- 國際財務報告詮釋委員會－詮釋11「集團及庫存股份交易」；
- 國際財務報告詮釋委員會－詮釋12「服務特許權安排」；及
- 國際財務報告詮釋委員會－詮釋14「國際會計準則19－界定福利資產限額、最低資金要求及兩者相互關係」。

(c) 與本集團相關但未生效而本集團亦無提早採納的準則、修訂及對現有準則的詮釋

以下為已公佈的準則、修訂及對現有準則的詮釋，而本集團必須在二零零九年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際財務準則8「營運分部」(由二零零九年一月一日起生效)。國際財務準則8「營運分部」取代了國際會計準則14「分部報告」，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部數據須按照與內部報告所採用的相同基準呈報。本集團將會由二零零九年一月一日起應用國際會計準則8；

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	*人民幣*	
成都民航西南凱亞有限責任公司（「西南凱亞」）	1999年11月28日	44%	–	2,000,000	計算機軟、硬件開發和數據網絡服務
雲南航信空港網絡有限公司（「雲南空港」）	2003年4月1日	40%	–	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
黑龍江航信空港網絡有限公司（「黑龍江空港」）	2003年4月30日	50%	–	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
上海東美在線旅行社有限公司（「上海東美」）	2003年9月28日	50%	–	24,800,000	電子商務，計算機及配件的銷售，計算機、網絡、電子、信息專業及經濟信息諮詢
大連航信空港網絡有限責任公司（「大連空港」）	2005年1月28日	50%	–	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
河北航信空港網絡有限公司（「河北空港」）	2007年4月5日	50%	–	3,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
廣州空港航翼信息科技有限公司（「廣州空港」）	2007年12月24日	20%	–	20,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	*人民幣*	
上海民航信息科技有限公司(「上海公司」)	2008年7月1日	100%	–	4,000,000	計算機軟、硬件開發及數據網絡服務
廣州民航信息技術有限公司(「廣州公司」)	2008年9月28日	100%	–	4,000,000	計算機軟、硬件開發及數據網絡服務

於二零零八年，本公司分別出資成立了附屬公司上海公司和廣州公司。

於二零零八年，香港公司收到本公司追加投資港幣9,360,000元(約人民幣8,202,360元)，實收資本自港幣3,000,000元(約人民幣3,182,873元)增至港幣12,360,000元(約人民幣11,385,233元)。

本公司及其附屬公司以下統稱「本集團」。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	*人民幣*	
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	41%	–	10,000,000	計算機軟、硬件開發和數據網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	–	2,000,000	計算機軟、硬件開發和數據網絡服務

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	–	4,000,000	計算機軟、硬件開發及數據網絡服務
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	–	2,000,000	計算機軟、硬件開發及數據網絡服務
西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	–	5,000,000	計算機軟、硬件開發及數據網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	–	5,000,000	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(新加坡)有限公司(「新加坡公司」)	2005年10月21日	100%	–	481,568	硬件諮詢、系統諮詢服務
中國民航信息網絡股份(韓國)有限公司(「韓國公司」)	2005年12月28日	100%	–	403,677	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(日本)有限公司(「日本公司」)	2005年12月16日	100%	–	670,121	軟件開發供應、計算機設備維護服務

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
湖北民航凱亞有限公司（「湖北凱亞」）	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司（「重慶凱亞」）	1998年12月1日	51%	–	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司（「雲南凱亞」）	2000年6月15日	51%	–	2,000,000	計算機軟、硬件開發及數據網絡服務
天信達信息技術有限公司（「天信達」）	2000年9月20日	51%	–	23,149,285	提供貨運管理服務和相關軟件和技術開發；提供技術支持，培訓和信息服務
中國民航信息網絡股份（香港）有限公司（「香港公司」）	2000年12月13日	100%	–	11,385,233	商業服務

綜合財務報表附註

(除另有說明外，所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層，郵編100190。

截至二零零八年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司和中國民航信息網絡股份(日本)有限公司是分別於香港、新加坡、韓國、日本註冊成立和運營的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立及經營之有限公司。

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	–	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	–	11,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝

綜合現金流量表

(所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零八年	二零零七年
經營活動之現金流量			
經營活動提供之現金	34	526,372	790,232
企業所得税返還		30,114	30,180
企業所得税支出		(127,351)	(99,772)
經營活動提供之現金流量淨額		429,135	720,640
投資活動之現金流量			
購買物業、廠房、設備及無形資產		(320,436)	(568,074)
短期銀行存款到期		1,923,320	1,743,036
存入短期銀行存款		(2,354,099)	(1,702,381)
利息收入		94,194	64,359
自聯營公司之股息收入		300	838
出售物業、廠房及設備所得款項		482	661
持有至到期投資收回		100,000	—
投資聯營公司所支付現金		—	(5,500)
投資活動使用之現金流量淨額		(556,239)	(467,061)
融資活動之現金流量			
支付公司股東股息		(230,921)	(252,813)
已付附屬公司少數股東股息		(3,519)	(3,964)
融資活動使用之現金流量淨額		(234,440)	(256,777)
匯率變動對現金及現金等價物的影響額		(6,875)	(20,816)
現金及現金等價物減少淨額		(368,419)	(24,014)
年初現金及現金等價物		1,209,152	1,233,166
年終現金及現金等價物	28	840,733	1,209,152

綜合股東權益變動表

(所有金額均以人民幣千元為單位)

	附註	本公司權益持有人應佔			少數	
	附註	實收資本	儲備	留存收益	股東權益	合計
二零零七年一月一日餘額		888,158	2,066,112	944,532	72,523	3,971,325
以儲備增資	32	888,157	(888,157)	–	–	–
本年利潤		–	–	630,989	17,661	648,650
分派二零零六年股利		–	–	(195,395)	–	(195,395)
附屬公司分派股利予少數股東		–	–	–	(4,187)	(4,187)
外幣報表折算差異	32	–	(1,667)	–	–	(1,667)
轉入儲備	32,33	–	120,546	(120,546)	–	–
二零零七年十二月三十一日餘額		1,776,315	1,296,834	1,259,580	85,997	4,418,726

	附註	本公司權益持有人應佔			少數	
	附註	實收資本	儲備	留存收益	股東權益	合計
二零零八年一月一日餘額		1,776,315	1,296,834	1,259,580	85,997	4,418,726
本年利潤		–	–	560,109	16,656	576,765
分派二零零七年股利	11	–	–	(230,921)	–	(230,921)
附屬公司分派股利予少數股東		–	–	–	(3,843)	(3,843)
外幣報表折算差異	32	–	(1,971)	–	–	(1,971)
轉入儲備	32,33	–	172,089	(172,089)	–	–
二零零八年十二月三十一日餘額		1,776,315	1,466,952	1,416,679	98,810	4,758,756

資產負債表
(所有金額均以人民幣千元為單位)

	附註	於十二月三十一日 二零零八年	二零零七年
資產			
非流動資產			
物業、廠房及設備，淨值	13	821,951	980,578
無形資產，淨值	14	10,129	10,016
於附屬公司的投資	15	53,709	37,507
於聯營公司的投資	16	27,290	27,290
其他長期資產	20	8,881	8,881
遞延所得稅資產	18	5,974	8,062
		927,934	1,072,334
流動資產			
存貨	21	–	2,632
應收賬款，淨值	22	118,402	110,242
應收附屬公司，淨值	24	20,290	24,982
應收聯營公司	25	4,291	6,308
應收關聯方款，淨值	23,38(3)	731,227	381,573
應抵所得稅		45,104	–
預付款項及其他流動資產	26	142,503	88,640
持有至到期日財務資產	19	–	100,000
短期銀行存款	27	2,168,228	1,757,949
現金及現金等價物	28	737,985	1,111,519
		3,968,030	3,583,845
資產總值		4,895,964	4,656,179
權益			
可分配給股東資本及儲備			
實收資本	31	1,776,315	1,776,315
儲備	32	1,471,741	1,299,652
留存收益	33		
–計劃現金股息	11	362,850	230,921
–其他		837,888	852,988
權益合計		4,448,794	4,159,876
負債			
流動負債			
應付賬款及預提費用	29	401,642	442,499
應付關聯方款	30	34,628	30,533
應付附屬公司款		10,900	10,789
應交所得稅		–	12,482
		447,170	496,303
權益及負債合計		4,895,964	4,656,179
淨流動資產		3,520,860	3,087,542
總資產減流動負債		4,448,794	4,159,876

綜合資產負債表
(所有金額均以人民幣千元為單位)

	附註	於十二月三十一日 二零零八年	二零零七年
資產			
非流動資產			
物業、廠房及設備，淨值	13	875,874	1,033,148
無形資產，淨值	14	11,952	11,824
於聯營公司的投資	16	103,665	85,996
其他長期資產	20	8,962	8,881
遞延所得稅資產	18	6,769	9,229
		1,007,222	1,149,078
流動資產			
存貨	21	9,877	9,241
應收賬款，淨值	22	160,735	141,565
應收聯營公司	25	6,556	6,308
應收關聯方款，淨值	23,38(3)	740,610	389,561
應抵所得稅		45,104	—
預付款項及其他流動資產	26	155,642	102,399
持有至到期日財務資產	19	—	100,000
短期銀行存款	27	2,274,728	1,843,949
現金及現金等價物	28	840,733	1,209,152
		4,233,985	3,802,175
資產總值		5,241,207	4,951,253
權益			
可分配給股東資本及儲備			
實收資本	31	1,776,315	1,776,315
儲備	32	1,466,952	1,296,834
留存收益	33		
－計劃現金股息	11	362,850	230,921
－其他		1,053,829	1,028,659
		4,659,946	4,332,729
少數股東權益		98,810	85,997
權益合計		4,758,756	4,418,726
負債			
非流動負債			
遞延所得稅負債	18	180	129
流動負債			
應付賬款及預提費用	29	430,973	470,212
應付關聯方款	30	44,548	39,960
應交所得稅		3,690	17,054
遞延收益		3,060	5,172
		482,27	532,398
負債合計		482,451	532,527
權益及負債合計		5,241,207	4,951,253
淨流動資產		3,751,714	3,269,777
總資產減流動負債		4,758,936	4,418,855

2. 本集團截至二零零八年十二月三十一日止年度的經審核綜合財務報表

下文載列本集團(就本節而言，所提述「本集團」不包括中國航空結算集團)截至二零零八年十二月三十一日止年度的最新刊發經審核綜合財務報表摘要連同有關附註。有關經審核綜合財務報表乃摘錄自本公司二零零八年的年報。

中國航空結算公司收購事項於二零零九年三月三日完成，下列本集團截至二零零八年十二月三十一日止年度的綜合財務報表並無就中國航空結算公司收購事項作出任何追溯調整。本集團截至二零零九年六月三十日止六個月的未經審核簡明綜合財務報表已就中國航空結算公司收購事項作出追溯調整。更多詳情請參閱「本集團截至二零零九年六月三十日止六個月的未經審核簡明綜合財務報表概要」。

綜合損益表
(除每股數據外，所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零八年	二零零七年
收入			
航空信息技術服務		1,609,115	1,601,160
數據網絡及其他		396,053	400,743
總收入	5	2,005,168	2,001,903
營業成本			
營業税金及附加		(66,957)	(65,795)
折舊及攤銷		(312,947)	(243,111)
網絡使用費		(94,410)	(83,562)
人工成本		(316,821)	(271,689)
經營租賃支出		(71,890)	(68,607)
技術支持及維護費		(178,323)	(154,459)
佣金及推廣費用		(239,570)	(248,075)
其他營業成本		(201,879)	(209,701)
總營業成本		(1,482,797)	(1,344,999)
營業利潤		522,371	656,904
財務收入，淨額		77,705	48,696
應佔聯營公司收益		17,969	12,991
税前利潤	6	618,045	718,591
所得税	10	(41,280)	(69,941)
除税後利潤		576,765	648,650
應佔			
本公司權益持有人		560,109	630,989
少數股東權益		16,656	17,661
		576,765	648,650
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄 *(人民幣元)*	12	0.32	0.36
現金股息	11	362,850	230,921

綜合資產負債表
(所有金額均以人民幣千元為單位)

	於十二月三十一日		
	二零零六年	二零零七年	二零零八年
資產			
非流動資產			
物業、廠房及設備，淨值	661,149	1,033,148	875,874
無形資產，淨值	9,969	11,824	11,952
於聯營公司的投資	68,343	85,996	103,665
持有至到期日財務資產	100,000	—	—
其他長期資產	17,000	8,881	8,962
遞延所得税資產	—	9,229	6,769
	856,461	1,149,078	1,007,222
流動資產			
存貨	4,498	9,241	9,877
應收賬款，淨值	84,882	141,565	160,735
應收聯營公司	273	6,308	6,556
應收關聯方款，淨值	300,070	389,561	740,610
應抵所得税	—	—	45,104
預付款項及其他流動資產	62,064	102,399	155,642
持有至到期日財務資產	—	100,000	—
短期銀行存款	1,884,604	1,843,949	2,274,728
現金及現金等價物	1,233,166	1,209,152	840,733
	3,569,557	3,802,175	4,233,985
資產總值	4,426,018	4,951,253	5,241,207
權益			
可分配給股東資本及儲備			
實收資本	888,158	1,776,315	1,776,315
儲備	2,066,112	1,296,834	1,466,952
留存收益			
－計劃期末現金股息	195,395	230,921	362,850
－其他	749,137	1,028,659	1,053,829
	3,898,802	4,332,729	4,659,946
少數股東權益	72,523	85,997	98,810
權益合計	3,971,325	4,418,726	4,758,756
負債			
非流動負債			
遞延所得税負債	—	129	180
流動負債			
應付賬款及預提費用	359,200	470,212	430,973
應付關聯方款	85,442	39,960	44,548
應交所得税	7,605	17,054	3,690
遞延收益	2,446	5,172	3,060
	454,693	532,398	482,271
負債合計	454,693	532,527	482,451
權益及負債合計	4,426,018	4,951,253	5,241,207
淨流動資產	3,114,864	3,269,777	3,751,714
總資產減流動負債	3,971,325	4,418,855	4,758,936

	截至十二月三十一日止年度		
	二零零六年	二零零七年	二零零八年
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄 *(人民幣元)(附註1)*	0.29	0.36	0.32
現金股息	195,395	230,921	362,850

附註1：

由於以儲備人民幣888,157,500元，按每股面值人民幣1元，共計888,157,500股，以每1現有股份派送1股的方式派送紅股予本公司股東，同時轉增本公司二零零七年實收資本，普通股股數由888,157,500股增加到1,776,315,000股的影響，截至二零零六年十二月三十一日止年度，關乎計算每股盈利的普通股數目已對本次增加之普通股進行了追溯調整。

截至二零零八年十二月三十一日止年度的每股盈利是通過將本公司權益持有人應佔盈利人民幣560,109,000元，除以發行在外的普通股股數1,776,315,000股計算得出(二零零七年：將本公司權益持有人應佔盈利人民幣630,989,000元除以發行在外的普通股股數1,776,315,000股；二零零六年：將本公司權益持有人應佔盈利人民幣515,587,000元除以發行在外的普通股股數1,776,315,000股)。

截至二零零六年、二零零七年及二零零八年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

1. 本集團截至二零零六年十二月三十一日、二零零七年十二月三十一日及二零零八年十二月三十一日止三個財政年度的財務資料概要

下文載列本集團(就本節而言，所提述「本集團」不包括中國航空結算集團)截至二零零六年十二月三十一日、二零零七年十二月三十一日及二零零八年十二月三十一日止三個年度的財務資料概要，並無保留意見，分別摘錄自本公司截至二零零六年十二月三十一日、二零零七年十二月三十一日及二零零八年十二月三十一日止各年度的有關年報。

中國航空結算公司收購事項於二零零九年三月三日完成，下列本集團截至二零零六年十二月三十一日、二零零七年十二月三十一日及二零零八年十二月三十一日止三個年度的財務資料概要並無就中國航空結算公司收購事項作出任何追溯調整。有關中國航空結算集團截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止三個年度的財務資料，請參閱附錄二「中國航空結算集團的財務資料」。

綜合損益表

(除每股數據外，所有金額均以人民幣(「人民幣」)千元為單位)

	截至十二月三十一日止年度		
	二零零六年	**二零零七年**	**二零零八年**
收入			
航空信息技術服務	1,395,172	1,601,160	1,609,115
數據網絡及其他	316,533	400,743	396,053
總收入	1,711,705	2,001,903	2,005,168
營業成本			
營業稅金及附加	(56,358)	(65,795)	(66,957)
折舊及攤銷	(229,178)	(243,111)	(312,947)
網絡使用費	(76,529)	(83,562)	(94,410)
人工成本	(239,743)	(271,689)	(316,821)
經營租賃支出	(63,658)	(68,607)	(71,890)
技術支持及維護費	(99,801)	(154,459)	(178,323)
佣金及推廣費用	(194,095)	(248,075)	(239,570)
其他營業成本	(188,534)	(209,701)	(201,879)
總營業成本	(1,147,896)	(1,344,999)	(1,482,797)
營業利潤	563,809	656,904	522,371
財務收入，淨額	52,406	48,696	77,705
應佔聯營公司收益	11,727	12,991	17,969
稅前利潤	627,942	718,591	618,045
稅項	(98,421)	(69,941)	(41,280)
除稅後利潤	529,521	648,650	576,765
應佔			
本公司權益持有人	515,587	630,989	560,109
少數股東權益	13,934	17,661	16,656
	529,521	648,650	576,765

倘本公司召開股東大會以批准收購事項，則概無股東須放棄投票，故本公司已獲民航信息集團、南航集團及東航集團(彼等構成一組密切聯繫的股東，持有合共1,023,234,393股本公司內資股，於實際可行日期佔本公司已發行股本總額約52.45%)各自就收購事項的書面確認批准，因此，按上市規則第14.40條須股東批准的規定已根據上市規則第14.44條以股東書面批准予以履行。中航集團亦已給予書面確認，致使倘本公司須就收購事項議案呈報股東大會審批，其將持積極的支持態度。因此，本公司將不會就批准收購事項舉行股東大會。

一般資料

敬請　閣下留意本通函附錄所載其他資料。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
董事長
徐強
謹啟

二零一零年三月二日

該地塊的土地使用權將於授出年期內攤銷，故收購事項將令本集團的折舊及攤銷開支增加。

本集團的財務及經營前景

於收購事項完成後，本公司將於該地塊開展新營運中心的建造工程。本公司亦會調整及優化本集團的整體資源分配，務求提升其可持續發展能力。同時，本集團將透過技術創新方式迎合行業發展所需求，繼續專注其核心業務發展。展望未來，隨著中國航空業不斷發展，收購事項將有利本集團的長遠發展，並可提高其盈利的能力和核心業務的競爭能力。

上市規則的涵義

由於資產比率超過25%但低於100%(但其他百分比率低於25%)，故收購事項構成上市規則第14章項下本公司一項主要交易，因此須按上市規則第14.40條遵守股東批准規定。

於最後可行日期，航信集團、南航集團、東航集團及中航集團分別持有571,484,393股內資股、232,921,000股內資股、218,829,000股內資股及178,867,000股內資股，佔本公司全部已發行股本約29.29%、11.94%、11.22%及9.17%。

航信集團、南航集團、東航集團及中航集團分別為本公司之發起人。此外，彼等各自已於本公司於二零零九年舉行的各臨時股東大會上投票贊成(不包括根據上市規則任何其須放棄投票之事宜)股東決議案。雖然彼等並非香港收購及合併守則界定的一致行動人士，但就收購事項而言，該組股東一直緊密聯繫及協調，而彼等亦透過其高級管理層(亦為董事會成員)參與考慮及批准收購事項，在相同基礎上支持收購事項(即彼等同意本公司對該地塊建成新營運中心以向中國航空業提供服務的長遠需要)。因此，該組股東應被視為在批准收購事項上的一組緊密聯繫的股東。

政府地價及開發補償金額須由本公司支付至北京市財政局的指定賬戶。

倘上述合同條款出現任何重大變動或有關對方未能簽署合同，則本公司將另行作出公佈。

土地出讓價為人民幣1,910,000,000元(相當於約2,170,000,000港元)，乃於本公司參與公開拍賣成功競得的結果。有關價格是考慮到該地塊的位置及北京市現行物業市場狀況而釐定。

對方的資料

北京國土局乃中國北京市政府轄下單位，負責北京市土地及礦產資源的行政管理。北京順義土地儲備中心為北京國土局轄下單位，負責北京市國有土地的整理、徵收、收購、收回、置換、儲備及供應。經作出一切合理查詢後，據董事所深知、盡得的資料及確信，北京國土局(包括北京順義土地儲備中心在內)為獨立於本公司及其關連人士的第三方。

收購事項的理由及利益

本集團的主要業務為在中國提供航空信息技術服務及向國內外航空公司提供會計、結算及清算服務、信息系統開發及支持服務。

本公司擬在該地塊上新建一個營運中心(包括數據中心及本公司總部辦公樓)，長遠而言有利本集團的發展。

董事(包括獨立非執行董事)認為收購事項的條款為一般商業條款，屬公平合理，並符合本公司及股東的整體利益。

收購事項對本集團的財務影響

本集團將以內部資源撥付土地出讓價。董事認為收購事項將不會對本集團的營運構成任何重大影響。

由於本集團將以內部資源撥付土地出讓價，故不會因此產生額外負債，收購事項亦不會導致資產負債比率出現變動。

該地塊的詳情

位置：	北京市順義區新城19街區08、09、19及21地塊
地盤面積：	約327,011平方米，其中約188,109平方米用於建設
總樓面面積：	不超過376,218平方米
用途：	多功能(包括商業及綜合)
授出土地使用權年期：	作商業用途40年及作綜合用途50年

代價

根據本公司已簽訂合同的條款，人民幣1,910,000,000元(相當於約2,170,000,000港元)的土地出讓價包括：

(a) 人民幣1,648,332,200元(相當於約1,873,100,000港元)，即該地塊的土地使用權的出讓價(「**政府地價**」)；及

(b) 人民幣261,667,800元(相當於約297,350,000港元)，即該地塊的開發補償金額(「**開發補償金額**」)。

本公司須於土地出讓合同經所有訂約方妥為簽立當日後三個工作天支付政府地價。本公司已為參與公開拍賣支付人民幣41,000,000元(相當於約46,590,000港元)的保證金，將構成政府地價付款的部分。

本公司將按下列方式支付開發補償金額：

(i) 開發補償金額的20%將於開發補償協議獲所有訂約方妥為簽立當日後三個工作天內支付；及

(ii) 開發補償金額的80%將於北京市土地整理儲備中心順義區分中心於上文(i)所述本公司支付開發補償金額20%後三個工作天內向本公司交付該地塊後三個工作天內支付。北京順義土地儲備中心須於交付該地塊予本公司前進行及完成所需工作，讓該地塊可取得臨時用水及電力供應以及完成該地塊的移平工作。



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

董事：	*註冊辦公地址：*
徐　強 *(董事長)*	中國
崔志雄	北京海淀區
肖殷洪	科學院南路2號
王全華#	融科資訊中心
羅朝庚#	C座南樓18-20層
曹光福#	郵編：100190
易永發##	
袁耀輝##	
蔡敬金##	

 # 非執行董事
獨立非執行董事

敬啟者：

主要交易

收購北京地塊

緒言

如本公司日期為二零一零年一月二十六日的公告所載列，本公司透過參與二零一零年一月十四日舉行的公開拍賣以土地出讓價成功競得該地塊的土地使用權，並經成交確認書確認。

誠如本公司於二零一零年二月二十六日刊發的公告所載列，本公司已就收購事項取得上市規則第14.44條所需的股東書面批准；因此，於二零一零年二月二十四日，本公司簽訂合同及送交北京國土局及北京順義土地儲備中心以供簽訂合同。於最後可行日期，合同尚未獲北京國土局及北京順義土地儲備中心簽署。

本通函向　閣下提供有關收購事項的其他資料。

「中國」	指	中華人民共和國，就本通函而言，不包括澳門特別行政區及香港特別行政區
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值人民幣1.00元的H股
「股東」	指	本公司的股東
「四川航空」	指	四川航空股份有限公司
「南航集團」	指	中國南方航空集團公司
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則所賦予之相同涵義
「監事」	指	本公司監事
「%」	指	百分比

就本通函而言，除另有說明外，所使用的匯率1港元=人民幣0.88元(在適用情況下)僅為闡述之用，並不表示任何款項曾經、可能曾經或可以兑換的聲明。

「開發補償協議」	指	本公司與北京順義土地儲備中心將就該地塊訂立的土地開發建設補償協議
「董事」	指	本公司董事
「保證金」	指	人民幣41,000,000元(相當於約46,590,000港元),即根據北京國土局下發的一項日期為二零零九年十二月十一日有關建設用地使用權轉讓的通知所載的規定,本公司為參與公開拍賣以競投該地塊而支付的保證金
「東航集團」	指	中國東方航空集團公司
「本集團」	指	本公司及其附屬公司
「該組股東」	指	航信集團、南航集團、東航集團及中航集團
「港元」	指	港元,香港法定貨幣
「該地塊」	指	位於北京市順義區新城19街區的08、09、19及21國有建設用地地塊
「土地出讓合同」	指	本公司與北京國土局將就該地塊訂立的國有建設用地使用權出讓合同
「土地出讓價」	指	土地出讓價人民幣1,910,000,000元(約等於2,170,000,000港元)
「最後可行日期」	指	二零一零年二月二十六日,即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中航集團」	指	中國航空集團公司
「百分比率」	指	就上市規則第14.07條而言,適用於收購事項的各百分比率

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「中國航空結算公司」	指	中國航空結算有限責任公司，中國民航信息集團公司的全資附屬公司
「中國航空結算公司收購事項」	指	本公司根據中國航空結算公司收購通函所披露本公司與航信集團於二零零八年五月五日訂立的買賣協議以代價人民幣788百萬元購買中國航空結算公司的全部註冊資本
「中國航空結算公司收購通函」	指	本公司於二零零八年六月十六日就(其中包括)中國航空結算公司收購事項寄發予股東的通函
「中國航空結算集團」	指	中國航空結算公司及其附屬公司
「收購事項」	指	本公司根據合同，收購該地塊的土地使用權
「聯繫人」	指	具有上市規則第1章及第19A章所賦予的相同涵義
「北京國土局」	指	北京市國土資源局
「北京順義土地儲備中心」	指	北京市土地整理儲備中心順義區分中心
「成交確認書」	指	北京市土地整理儲備中心於二零一零年一月十四日向本公司發出的函件，確認本公司於同日在公開拍賣中以土地出讓價成功競得該地塊的土地使用權。
「董事會」	指	本公司董事會
「本公司」	指	中國民航信息網絡股份有限公司，為根據中國法律註冊成立的公司，其股份在聯交所主板上市，而其美國預託證券在美國場外證券市場進行買賣
「關連人士」	指	具有《上市規則》所賦予之相同涵義
「合同」	指	土地出讓合同及開發補償協議
「航信集團」	指	中國民航信息集團公司，本公司發起人及主要股東

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、註冊證券行、銀行經理、股票經紀、律師、專業會計師或其他適當獨立顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或註冊證券行或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

主要交易

收購北京地塊

董事會函件載於本通函第4頁至第8頁。

二零一零年三月二日